Exhibit 99.1

M3-PN250005
February 27, 2026
Revision 0

ARCHITECTURE
ENGINEERING
CONSTRUCTION MANAGEMENT

South Railroad Project

NI 43-101 Feasibility Study Update
Elko County, Nevada

Effective Date: September 30, 2025
Signing Date: February 27, 2026

Prepared by:
Matthew Sletten, P.E.
Benjamin Bermudez, P.E.
Michael S. Lindholm, CPG
Thomas Dyer, P.E.
Gary (Joe) Petersen, SME-RM, QP
Raymond H. Walton, P.Eng.
Richard DeLong, QP-MMSA, RG, PG
Warren Black, M. Sc., P. Geo.
Michael Dufresne, M.Sc., P. Geo.

Prepared for:

ORLA

South Railroad Project Form 43-101F1 Technical Report

Date and Signatures Page

The effective date of this report is September 30, 2025. The issue date of this report is February 27, 2026. See Appendix A, Feasibility Study Contributors and Professional Qualifications, for certificates of qualified persons. These certificates are considered the date and signature of this report in accordance with Form 43-101F1 – Technical Report.

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South Railroad Project Form 43-101F1 Technical Report

South Railroad Project

Form 43-101F1 Technical Report

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	4.2	Agreements and Encumbrances		29
	4.3	Environmental Permits		33
		4.3.1	Other Permits	33
		4.3.2	Private Land Disturbance	33
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			35
	5.1	Access to Property		35
	5.2	Climate		35
	5.3	Physiography		35
	5.4	Local Resources and Infrastructure		36
6	History			37
	6.1	South Railroad Property		38
		6.1.1	Dark Star Deposit	39
		6.1.2	Pinion Deposit	39
		6.1.3	Jasperoid Wash Deposit	41
		6.1.4	Other Prospects in the South Railroad Property	42
	6.2	North Railroad Property		43
	6.3	Pony Creek Area Exploration History		45
		6.3.1	Historical Ownership (1980 – 2024) and Exploration Summary (1980 – 2017)	46
		6.3.2	Pony Creek Historical Drilling (1981-2017)	51
	6.4	Historical Mineral Resource Estimates		54
		6.4.1	Dark Star Deposit Historical Estimates	54
		6.4.2	Pinion Deposit Historical Estimates	56
		6.4.3	POD (North Bullion Area) Deposit Historical Mineral Resources 1985 - 2003	57
		6.4.4	Pony Creek Deposits Historical Estimates 2004-2006	59
	6.5	Historical Mine Production		60
		6.5.1	South Railroad Property	60
		6.5.2	North Railroad Property	60
		6.5.3	Pony Creek Property	60
7	Geological Setting and Mineralization			61
	7.1	Regional Geologic Setting		61
	7.2	Local and Property Geology		65
		7.2.1	South Railroad Property	67
		7.2.2	North Railroad Property	72
		7.2.3	Pony Creek Property	75
		7.2.4	Mineralization	80
		7.2.5	Pony Creek	82
		7.2.6	Dark Star, Pinion and North Bullion Petrography	84

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8	Deposit Types			85
9	Exploration			88
	9.1	Gold Standard Exploration – 2009 – 2022		88
		9.1.1	Geophysics	88
		9.1.2	Rock Chip and Soil Sampling	91
		9.1.3	Geologic Mapping	93
	9.2	Contact Gold Exploration – 2017 – 2019		93
		9.2.1	Geological Mapping	93
		9.2.2	Surface Geochemistry	98
		9.2.3	Geophysics	101
	9.3	Orla Exploration – 2022 – 2024		104
		9.3.1	Geophysical Surveys	104
		9.3.2	Rock Chip and Soil Sampling	104
		9.3.3	Geologic Mapping	104
10	Drilling			105
	10.1	Summary		105
	10.2	Interval Lengths versus True Width of Mineralization		109
	10.3	Historical North Railroad Property Drilling		109
		10.3.1	1969-1974 American Selco, Placer Amex and El Paso Gas Company	109
		10.3.2	1977-1980 AMAX	110
		10.3.3	1980-1981 Homestake	110
		10.3.4	1983 and 1985-1986 NICOR	110
		10.3.5	1987-1992 Westmont	110
		10.3.6	1994 Ramrod	110
		10.3.7	1995 Newmont	110
		10.3.8	1996-1997 Mirandor	110
		10.3.9	1998-1999 Kinross	110
		10.3.10	2005-2008 Royal Standard Minerals	111
	10.4	Historical South Railroad Property Drilling		111
		10.4.1	1980-1981 AMOCO Minerals	111
		10.4.2	1981-1982 Newmont	111
		10.4.3	1983 Freeport	111
		10.4.4	1984 Cyprus-AMAX	111
		10.4.5	1985 Santa Fe Mining	111
		10.4.6	1987-1989 Newmont	111
		10.4.7	1987-1989 Teck Resources	111
		10.4.8	1988 Battle Mountain	111
		10.4.9	1989-1992 Westmont	111
		10.4.10	1988-1989 Freeport	112
		10.4.11	1990-1993 Crown Resources	112
		10.4.12	1994-1995 Cyprus Mining	112
		10.4.13	1997 Mirandor	112
		10.4.14	1997-1999 Cameco	112

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		10.4.15	1998-1999 Kinross	112
		10.4.16	2003 and 2007 Royal Standard Minerals	112
	10.5	Historical Pony Creek Drilling		112
	10.6	Gold Standard and Orla Drilling, North Railroad Property, 2010 - 2024		113
		10.6.1	North Bullion Deposits Drilling	115
		10.6.2	Exploration Drilling in the North Railroad Property	118
	10.7	Gold Standard and Orla Drilling, South Railroad Property, 2012 - 2024		119
		10.7.1	Dark Star Area Drilling	121
		10.7.2	Pinion Area Drilling	122
		10.7.3	Jasperoid Wash Area Drilling	123
	10.8	Contact Gold and Orla Drilling, Pony Creek Property, 2017-2024		124
		10.8.1	Contact Gold Drilling Summary (2017-2019)	124
		10.8.2	Orla Drilling Summary (2024)	129
		10.8.3	Pony Creek Drilling Targets	130
	10.9	Drill-Hole Collar Surveys		152
		10.9.1	Historical Collar Surveys	152
		10.9.2	Gold Standard Collar Surveys	152
	10.10	Down-Hole Surveys		152
		10.10.1	Historical Down-Hole Surveys, North and South Railroad Properties	152
		10.10.2	Gold Standard, Contact Gold and Orla Down-Hole Surveys, North and South Railroad Properties	153
	10.11	Summary Statement		153
11	Sample Preparation, Analyses and Security			154
	11.1	Sample Preparation, Analyses, and Security - Historical Operators		154
		11.1.1	Drilling Samples - South Railroad Property	154
		11.1.2	Drilling Samples - North Railroad Property	156
		11.1.3	Pony Creek Property Exploration	157
	11.2	Sample Preparation, Analyses and Security – Gold Standard and Orla		159
		11.2.1	South Railroad Property Drill Samples	159
		11.2.2	North Railroad Property Drill Samples	163
	11.3	Sample Preparation, Analyses and Security - Contact Gold and Orla - Pony Creek Property		164
		11.3.1	Surface Exploration	164
		11.3.2	Drilling Programs	166
	11.4	Quality Assurance / Quality Control (QA/QC) – Historical Operators		167
		11.4.1	Dark Star Drill Programs QA/QC	167
		11.4.2	Pony Creek Exploration QA/QC	171
	11.5	QA/QC – Gold Standard and Orla		172
		11.5.1	QA/QC Procedures	172

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		11.5.2	Dark Star Drill Programs - QA/QC	172
		11.5.3	Pinion Drill Programs - QA/QC	183
		11.5.4	Jasperoid Wash Drill Programs - QA/QC	203
		11.5.5	North Bullion Deposits Drill Programs - QA/QC	204
		11.5.6	Contact Gold’s Pony Creek QA/QC	214
	11.6		Authors’ Opinions	234
		11.6.1	North and South Railroad Properties	234
		11.6.2	Pony Creek Property	235
12	Data Verification			237
	12.1	Dark Star Database Audit		237
		12.1.1	Historical and Gold Standard Drill-Hole Data - 2014-2018	237
		12.1.2	Drill-Hole Data – 2021-2024	238
		12.1.3	2019 Audit of Carbon, CO2 and Sulfur Data	239
		12.1.4	GPS Collar Checks	239
	12.2	Pinion Database Audit		239
		12.2.1	Historical and Gold Standard Drill-Hole Data - 2014-2018	239
		12.2.2	Drill-Hole Data - 2019-2020	241
		12.2.3	Drill-Hole Data - 2023-2024	241
		12.2.4	2019 Audit of Carbon, CO2 and Sulfur Data	242
	12.3	Jasperoid Wash Database Audit		242
		12.3.1	Drill-Hole Data - 2017-2018	242
		12.3.2	Drill-Hole Data - 2023-2024	242
	12.4	North Bullion Deposits Database Audit		243
		12.4.1	Historical and Gold Standard Drill Data - 2010-2020	243
		12.4.2	Drill-Hole Data - 2023	244
		12.4.3	North Bullion GPS Collar Checks	244
	12.5	Pony Creek Data Verification Procedures		244
		12.5.1	2022 Data Verification	245
		12.5.2	2025 Data Verification	245
	12.6	Qualified Person Site Inspection		246
	12.7	Summary Statement on Data Verification		251
13	Mineral Processing and Metallurgical Testing			252
	13.1	Pinon Overview		252
		13.1.1	Pinion Test Phases	257
	13.2	Dark Star Overview		266
		13.2.1	Dark Star Test Phases	269
	13.3	Process Design		276
	13.4	Trade-off Studies		276
	13.5	Blast Dynamics		276

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	13.6	RoM Recovery		277
	13.7	Process Design Criteria		279
		13.7.1	Cycle Time	279
		13.7.2	Cyanide Consumption	280
		13.7.3	Lime Consumption	281
	13.8	Deleterious elements		281
	13.9	Geometallurgy		281
		13.9.1	Sample Locations Pinion	281
		13.9.2	Sample Locations Dark Star	284
		13.9.3	Geometallurgy	285
14	Mineral Resource Estimates			291
	14.1	Introduction – Dark Star, Pinion, Jasperoid Wash, and North Bullion Deposits		291
	14.2	Dark Star Mineral Resources		293
		14.2.1	Dark Star Database	294
		14.2.2	Dark Star Geologic Model	296
		14.2.3	Dark Star Gold Domains and Estimation	297
		14.2.4	Dark Star Gold Mineral Resources	307
		14.2.5	Dark Star Cyanide-Soluble Gold and Geo-Metallurgical Models	317
		14.2.6	Dark Star Acid-Base Accounting Model and Estimation	318
		14.2.7	Dark Star Clay Model and Estimation	321
		14.2.8	Dark Star Density	321
		14.2.9	Discussion of Dark Star Estimated Gold Mineral Resource and Supporting Models	323
	14.3	Pinion Deposit Mineral Resources		325
		14.3.1	Pinion Database	325
		14.3.2	Pinion Geologic Model	327
		14.3.3	Pinion Gold Domains and Estimation	328
		14.3.4	Pinion Silver Modeling and Estimation	335
		14.3.5	Pinion Gold and Silver Resources	340
		14.3.6	Pinion Geo-Metallurgical	349
		14.3.7	Pinion Acid-Base Accounting Model and Estimation	357
		14.3.8	Pinion Clay Model and Estimation	361
		14.3.9	Pinion Density	361
		14.3.10	Discussion of Pinion Estimated Mineral Resources and Supporting Models	362
	14.4	Jasperoid Wash Mineral Resources		364
		14.4.1	Jasperoid Wash Database	364
		14.4.2	Jasperoid Wash Geologic Model	366
		14.4.3	Jasperoid Wash Gold Domains and Estimation	367
		14.4.4	Jasperoid Wash Gold Mineral Resources	373
		14.4.5	Jasperoid Wash Geo-Metallurgical Model	380
		14.4.6	Jasperoid Wash Clay Model	381
		14.4.7	Jasperoid Wash Density	382

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		14.4.8	Discussion of Jasperoid Wash estimated Mineral Resources	382
	14.5	North Bullion Deposits Mineral Resources		383
		14.5.1	North Bullion Database	384
		14.5.2	North Bullion Geologic Model	386
		14.5.3	North Bullion Gold Domains and Estimation	387
		14.5.4	North Bullion Gold Mineral Resources	398
		14.5.5	North Bullion Density	410
		14.5.6	Discussion of North Bullion Estimated Mineral Resources	411
	14.6	Pony Creek Mineral Resource Estimates		412
		14.6.1	Drillhole Description	413
		14.6.2	Estimation Domain Interpretation	414
		14.6.3	Compositing Methodology	418
		14.6.4	Variography and Grade Continuity	421
		14.6.5	Block Model	423
		14.6.6	Grade Estimation Methodology	424
		14.6.7	Grade Estimation of Waste Material	425
		14.6.8	Model Validation	425
		14.6.9	Mineral Resource Classification	429
		14.6.10	Reasonable Prospects for Eventual Economic Extraction	430
		14.6.11	Mineral Resource Estimate Statement	431
		14.6.12	Mineral Resource Estimate Sensitivity	432
		14.6.13	Risk and Uncertainty in the Mineral Resource Estimate	433
15	Mineral Reserve Estimates			435
	15.1	Introduction		435
	15.2	Pit Optimization		436
		15.2.1	Economic Parameters	436
		15.2.2	Geometric Parameters	438
		15.2.3	Cutoff Grades	442
		15.2.4	Pit Optimization Methods and Results	443
	15.3	Pit Designs		451
		15.3.1	Road and Ramp Design	451
		15.3.2	Dark Star Pit Designs	452
		15.3.3	Pinion Pit Designs	456
	15.4	Dilution		462
	15.5	Proven and Probable Mineral Reserves for Dark Star and Pinion		462
16	Mining Methods			464
	16.1	Waste Rock Storage Areas		464
	16.2	Stockpiles		466
	16.3	Mine Production Schedule		466
	16.4	Relevant Geotechnical and Hydrological Parameters		468
	16.5	Mine Process Schedule		468

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	16.6	Equipment Selection and Productivities		478
	16.7	Equipment Requirements		478
		16.7.1	Drilling Equipment	479
		16.7.2	Loading Equipment	480
		16.7.3	Haulage Productivity	480
		16.7.4	Support and Maintenance Equipment	480
	16.8	Mining Personnel and Staffing		481
17	Recovery Methods			482
	17.1	Gold and Silver Recoveries		482
	17.2	Reagents and Consumptions		482
		17.2.1	Sodium Cyanide	482
		17.2.2	Lime	483
		17.2.3	Activated Carbon	483
		17.2.4	Sodium Hydroxide (Caustic)	483
		17.2.5	Nitric Acid	483
		17.2.6	Fluxes	483
		17.2.7	Antiscalant	483
	17.3	Process Flowsheet		484
	17.4	Crushing Plant		485
	17.5	ROM Truck Stacking		485
	17.6	Leaching and Solution Handling		486
	17.7	Leach Pad Phasing and Construction		486
		17.7.1	Solution Ponds	487
	17.8	ADR Plant		487
		17.8.1	Adsorption	489
		17.8.2	Carbon Acid Wash	489
		17.8.3	Desorption	489
		17.8.4	Electrowinning	490
		17.8.5	Carbon Handling & Thermal Regeneration	490
		17.8.6	Refining & Smelting	491
	17.9	ADR Reagents and Utilities		491
	17.10	Laboratory Facilities		491
18	Project Infrastructure			492
	18.1	Access Road		492
	18.2	Power Supply		492
	18.3	Project Buildings		493
		18.3.1	Security Building at Access Gate	495
		18.3.2	Administration Building	495
		18.3.3	Truck Shop Building	495

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		18.3.4	ADR Plant	495
		18.3.5	Laboratory	495
	18.4	Sitewide Water Management Strategy		495
		18.4.1	Source of Mine Water	496
		18.4.2	Beneficial Reuse	502
		18.4.3	Water Disposal and Large Storm Events	503
	18.5	Water Management Infrastructure		503
		18.5.1	Dark Star Groundwater Dewatering System	503
		18.5.2	Seepage and Stormwater Management System	505
		18.5.3	Beneficial Reuse System	506
	18.6	Heap Leach Pad Facility		507
	18.7	Heap Leach Facility Water Balance Analysis		508
	18.8	Seismic Hazard Analysis		510
19	Market Studies and Contracts			517
20	Environmental Studies, Permitting and Social or Community Impact			518
	20.1	Introduction		518
	20.2	Environmental Baseline Studies		519
	20.3	Bureau of Land Management Plan of Operations / Nevada Bureau of Mining Regulation and Reclamation, Nevada Reclamation Permit		520
		20.3.1	Bureau of Land Management Pre-Application Planning	520
		20.3.2	Plan of Operations Processing	520
	20.4	United States Army Corps of Engineers Section 404 Permit		521
	20.5	National Environmental Policy Act		521
	20.6	State of Nevada Permits		522
		20.6.1	Water Pollution Control Permit	522
		20.6.2	National Pollution Discharge Eliminate System Permit	522
		20.6.3	Air Quality Operating Permits	522
		20.6.4	Water Rights	523
	20.7	Elko County Special Use Permit		523
	20.8	Other Minor or Ministerial Permits		523
	20.9	Environmental Study Results and Known Issues		524
	20.10	Waste Disposal and Monitoring		526
	20.11	Social and Community Issues		526
	20.12	Mine Closure		526
21	Capital and Operating Costs			527
	21.1	Mining Capital		528
		21.1.2	Support Equipment	529

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		21.1.3	Blasting Equipment	529
		21.1.4	Mine Maintenance Capital	529
		21.1.5	Other Capital	529
		21.1.6	Mine Pre-Production	530
		21.1.7	Mine Equipment Salvage	530
	21.2	Process Capital		530
		21.2.1	Process Capital Cost Summary	530
		21.2.2	Freight	532
		21.2.3	Construction Support	532
		21.2.4	EPCM	532
		21.2.5	Vendor Support	532
		21.2.6	Spare Parts	532
		21.2.7	Generator Financing	532
	21.3	Owner’s Costs		532
	21.4	Mine Operating Cost		532
		21.4.1	Mine General Services	533
		21.4.2	Mine Maintenance	534
		21.4.3	Drilling	535
		21.4.4	Blasting	536
		21.4.5	Loading	536
		21.4.6	Hauling	537
		21.4.7	Mine Support	538
	21.5	Process Operating Cost Summary		539
		21.5.1	Personnel and Staffing	542
		21.5.2	Power	542
		21.5.3	Consumable Items	542
		21.5.4	Maintenance	543
		21.5.5	Supplies and Services	543
		21.5.6	Process Operating Cost Exclusions	543
		21.5.7	Generator Financing Costs	543
	21.6	G&A Costs		543
22	Economic Analysis			544
	22.1	Mining Physicals		544
	22.2	Process Plant Production Statistics		544
	22.3	Smelter Return Factors		546
	22.4	Capital Expenditure		546
	22.5	Revenue		546
	22.6	Total Production Cost		547
	22.7	Depreciation		547
	22.8	Royalties		547
	22.9	Excise Tax		547

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	22.10	Income Tax		547
	22.11	Net Income After-Tax		547
	22.12	Project Financing		547
	22.13	Economic Indicators		548
	22.14	Sensitivity Analysis		548
	22.15	Detailed Financial Model		548
23	Adjacent Properties			554
	23.1	Rain		554
	23.2	Emigrant		555
24	Other Relevant Data and Information			556
25	Interpretation and Conclusions			557
	25.1	Project Risks		557
		25.1.1	Geotechnical Characterization	557
		25.1.2	Pit Lake Geochemistry	557
	25.2	Project Opportunities		557
	25.3	Exploration and Mineral Resource Expansion		558
26	Recommendations			559
27	References			560

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List of Figures and Illustrations

FIGURE	DESCRIPTION	PAGE
Figure 4-1: Location Map for the South Carlin Complex (Excluding Pony Creek)		28
Figure 4-2: South Carlin Complex (Excluding Pony Creek) with Ownership Percentages, Elko County, Nevada		28
Figure 4-3: South Carlin Complex Property Map with Royalty Encumbrances (Excluding Pony Creek)		31
Figure 4-4: South Carlin Complex – Pony Creek Property Map with Royalty Encumbrances		32
Figure 4-4: Property Map with Property and Permit Boundaries (excluding Pony Creek)		34
Figure 6-1: Deposit and Prospect Areas in the South Carlin Complex		38
Figure 6-2: Historical rock geochemistry (Au) for the Pony Creek Area		48
Figure 6-3: Historical soil geochemistry (Au) for the Pony Creek Area		49
Figure 6-4: Historical drilling completed by previous operators from 1981-2017 at Pony Creek		50
Figure 7-1: Regional Geology of the South Carlin Complex		62
Figure 7-2: Key to Lithology in Figure 7-1		63
Figure 7-3: Long Section through the Carlin Trend		64
Figure 7-4: Geologic Map of the South Carlin Complex		66
Figure 7-5: Stratigraphic Column for the Pinion, Dark Star, Jasperoid Wash and North Bullion Deposit Areas		67
Figure 7-6: Dark Star Deposit Geology and Mineralized Zone Cross Section N14698399		68
Figure 7-7: Pinion Deposit Geology and Mineralized Zone Cross Section N14695611		70
Figure 7-8: Jasperoid Wash Geology and Mineralized Zone Cross Section N146696822		72
Figure 7-9: North Bullion Stratigraphic Column		74
Figure 7-10: North Bullion Deposit Geology and Mineralized Zone Cross Section NW3447.5		75
Figure 7-11: Geological map of Pony Creek		77
Figure 7-12: Continued, Legend for geological map of Pony Creek		78
Figure 7-13: Detailed stratigraphic section, Pony Creek (from Spalding, 2018).		79
Figure 8-1: Regional-Scale Carlin-Type Deposit Model		87
Figure 9-1: Ground-based Geophysical Surveys by Gold Standard 2009 to 2022		90
Figure 9-2: Rock Sample and Soil Survey Grid Locations by Gold Standard 2010 to 2018		92
Figure 9-3: Geological interpretation map of the Pony Creek area showing blocks, relative fault movements and target areas for the 2017-2018 mapping programs (adapted from Spalding, 2018).		94
Figure 9-4: Location map of samples taken for micropaleontology analysis (from Spalding, 2018).		97
Figure 9-4: Contact Gold Soil Sampling Geochemistry (Au) at Pony Creek		99
Figure 9-5: Contact Gold Rock Sampling Geochemistry (Au) at Pony Creek		100
Figure 9-7: Contact Gold Processed first vertical derivative gravity map compilation for Pony Creek		102
Figure 9-7: Contact Gold CSAMT Survey Compilation for Pony Creek		103

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Figure 10-1: Drill-Hole Map - North and South Railroad Properties (1969 – 2024)	106
Figure 10-2: Drill-Collar Location Map - North Railroad Property	117
Figure 10-3: Drill-Collar Location Map - South Railroad Property	120
Figure 10-4: 2017-2024 Pony Creek area drillhole collar locations	125
Figure 10-5: Plan map showing drillhole traces and gold assay results at Bowl Zone.	134
Figure 10-6: Cross section of Bowl Zone looking north.	135
Figure 10-7: Plan map showing drillhole traces and gold assay results at Stallion Zone.	138
Figure 10-8: Cross section of Stallion Zone looking north.	139
Figure 10-9: Plan map showing drillhole traces and gold assay results across Stallion-Bowl Trend.	140
Figure 10-10: Cross section of the Stallion-Bowl Trend looking north.	141
Figure 10-11: Plan map showing drillhole traces and gold assay results at Appaloosa and Mustang Zones.	144
Figure 10-12: Cross section of Appaloosa Zone looking north.	145
Figure 10-13: Cross section of Mustang Zone looking north.	146
Figure 10-14: Plan map showing drillhole traces and gold assay results at Pony Spur.	148
Figure 10-15: Cross section of Pony Spur Zone looking north.	149
Figure 10-16: Plan map showing drillhole traces and gold assay results at Elliot Dome and Robinson Exploration Zones.	151
Figure 11-1: Dark Star Assay Comparison - AAL vs. MBA - 1991 CDS Holes	169
Figure 11-2: Dark Star Assay Comparison - AAL vs Actlabs - 1991 CDS Holes	169
Figure 11-3: Dark Star Check Assays – ALS Assay vs. Bureau Veritas (Inspectorate), 2015	180
Figure 11-4: Dark Star Check Assays - ALS Assay vs. Bureau Veritas (Inspectorate), 2016	181
Figure 11-5: External Check Assays – BV (ICP Ultra Method) vs. AAL (Fire Assay), 2020	182
Figure 11-6: Scatter Plot of Twin-Hole Analysis – DC18-09 (core) vs DR18-44 (RC)	183
Figure 11-7: Control Chart for MEG-Au.11.34, Pinion, 2014–2015	184
Figure 11-8: Control Chart for MEG-S107007X, Pinion, 2014–2015	185
Figure 11-9: Control Chart for MEG-Au.11.19, Pinion, 2018	187
Figure 11-10: Grade and Date Ranges of 2018 Pinion CRMs	187
Figure 11-11: Relative Percent Difference Plot of Gold in Pinion Field Duplicates, 2017-2018	193
Figure 11-12: Plot of Pinion Gold Field Duplicates, 2019-2020	194
Figure 11-13: Pinion Blank and Preceding Sample Gold Assays, 2015	196
Figure 11-14: Pinion Pulp Blank MEG-SiBLANK.17.10 and Preceding Sample Gold Assays, 2019-2020	197
Figure 11-15: Results of Pinion Coarse Blank Analyses of Gold, 2021-2024	199
Figure 11-16: Gold Relative Percent Difference –ALS vs. Bureau Veritas, Pinion Pulps, 2017	200
Figure 11-17: Histogram of Pinion 2018 Twin Drill-Hole Samples	202

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Figure 11-18: Counts of North Bullion CRM Analyses by Mineral Domain	205
Figure 11-19: Timeline of North Bullion CRMs in Use	206
Figure 11-20: Gold in North Bullion CRM MEG-Au.11.19	206
Figure 11-21: Relative Percent Difference Plot for Gold in North Bullion Preparation Duplicates, 2010-2019	211
Figure 11-22: Gold Standard Coarse Blank and Preceding Sample Analyses, North Bullion, 2017-2018	214
Figure 11-23: 2017 RC field duplicate fire assay results for Au	216
Figure 11-24: 2017 core field duplicate fire assay results for Au	217
Figure 11-25: Coarse blank fire assay results for Au	218
Figure 11-26: 2017 Standard reference material (OxB130 Rock Labs) fire assay results	219
Figure 11-27: 2017 Standard reference material (OxE126 Rock Labs) fire assay results	219
Figure 11-28: 2017 Standard reference material (OxJ120 Rock Labs) fire assay results	220
Figure 11-29: 2017 Pulp check (umpire) sample fire assay with AAS finish results, Q-Q plot	221
Figure 11-30: 2017 Pulp check (umpire) sample fire assay with AAS finish results, scatterplot	221
Figure 11-31: 2017 Pulp check (umpire) sample fire assay with gravimetric finish results, Q-Q plot	222
Figure 11-32: 2017 Pulp check (umpire) sample fire assay with gravimetric finish results, scatterplot	222
Figure 11-33: 2018 Field duplicate fire assay results for Au	223
Figure 11-34: 2018 Coarse blank fire assay results for Au	223
Figure 11-35: 2018 Standard reference material (OxB130 Rock Labs) fire assay results	224
Figure 11-36: 2018 Standard reference material (OxE126 Rock Labs) fire assay results	225
Figure 11-37: 2018 Standard reference material (OxE143 Rock Labs) fire assay results.	225
Figure 11-38: 2018 Standard reference material (OxJ120 Rock Labs) fire assay results.	226
Figure 11-39: 2018 Pulp check (umpire) sample fire assay results, Q-Q plot.	227
Figure 11-40: 2018 Pulp check (umpire) sample fire assay results, scatterplot.	227
Figure 11-41: 2019 Field duplicate fire assay results for Au.	228
Figure 11-42: 2019 Coarse blank fire assay results for Au.	228
Figure 11-43: 2019 Standard reference material (OxB130 Rock Labs) fire assay results.	229
Figure 11-44: 2019 Standard reference material (OxE143 Rock Labs) fire assay results.	229
Figure 11-45: 2019 Standard reference material (OxJ120 Rock Labs) fire assay results.	230
Figure 11-46: 2019 Pulp check (umpire) sample fire assay results, Q-Q plot.	231
Figure 11-47: 2019 Pulp check (umpire) sample fire assay results, scatterplot.	231
Figure 11-48: 2024 Field duplicate fire assay results for Au	232
Figure 11-49: 2024 Coarse blank fire assay results for Au	232
Figure 11-50: 2019 Standard reference material (MEG-Au.17.05) fire assay results	233
Figure 11-51: 2019 Standard reference material (MEG-Au.17.7) fire assay results	233

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Figure 11-52: 2024 Pulp check (umpire) sample fire assay results, Q-Q plot.	234
Figure 11-53: 2024 Pulp check (umpire) sample fire assay results, scatterplot.	234
Figure 12-1: Core from drillhole PC06-06 drilled in 2006 at the Bowl Zone showing the porphyritic rhyolite geological unit and a brecciated interval of intense faulting.	247
Figure 12-2: Mr. Dufresne’s verification of Contact Gold drill collar PC19-21.	248
Figure 12-3: QP site visit drill collar coordinate verification and grab sample locations.	249
Figure 13-1: Pinion Zone vs. Recovery	253
Figure 13-2: Pinion, all data, Ba vs. Zone	253
Figure 13-3: Pinion all data, Particle Size vs. Recovery	254
Figure 13-4: Pinion all data, Grade vs. Recovery	254
Figure 13-5: Pinion all data, Barium vs. Column Recovery	255
Figure 13-6: Pinion, Low Barium vs. Column Recovery	255
Figure 13-7: Pinion, High Barium vs. Column Recovery	256
Figure 13-8: Pinion all data, Si vs. Recovery	256
Figure 13-9: Pinion North and Main data, particle size vs. recovery	257
Figure 13-10: Pinon Project Gold Extraction versus Days of Leach	259
Figure 13-11: Pinion Project Gold Extraction versus Days of Leach	261
Figure 13-12: Pinion East and West Data, Particle Size vs. Recovery	264
Figure 13-13: 2024 Testing, Sulfide Grade vs. Recovery	265
Figure 13-14: Dark Star Columns, Low Sulfide vs. Secondary Crushed Recovery	266
Figure 13-15: Dark Star Columns, High Sulfide vs. Secondary Crushed Recovery	267
Figure 13-16: Dark Star all data, particle size vs. recovery	267
Figure 13-17: Dark Star, Si vs. Recovery	268
Figure 13-18: Dark Star all data grade vs. Recovery	268
Figure 13-19: Dark Star Phase 3, Particle Size vs. Recovery	273
Figure 13-20: Pinion Isometric Views of Sample Locations	281
Figure 13-21: Pinion Sectional Views of Sample Locations	282
Figure 13-22: Pinion Plan Views of Sample Locations	282
Figure 13-23: Pinion Plan Views of Sample Locations and Zones	283
Figure 13-24: Pinion Plan Views of Sample Locations 2023/24 Testing	283
Figure 13-25: Dark Star Isometric Views of Sample Locations (Main Pit)	284
Figure 13-26: Dark Star Isometric Views of Sample Locations (North Pit)	284
Figure 13-27: Dark Star Plan Views of Sample Locations 2023/24 Testing	285
Figure 13-28: Pinion all data, Zone vs. Recovery	287

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Figure 13-29: Pinion all data, Rock Type vs. Recovery (1” columns)	287
Figure 13-30: Pinion all data, Rock Type vs. Recovery (1/2" columns)	288
Figure 13-31: Dark Star, Recovery vs. Zone	289
Figure 13-32: Dark Star, all data, Si vs. Zone	289
Figure 13-33: Dark Star, all data, Si vs. Recovery	290
Figure 14-1: Dark Star Deposit Drill-Hole Map and Mineral Resource Outline	295
Figure 14-2: Cumulative Probability Plot of Dark Star Gold Assays	298
Figure 14-3: Dark Star Main Zone Gold Domains and Geology – Section N14696823	301
Figure 14-4: Dark Star North Zone Gold Domains and Geology – Section N14698399	302
Figure 14-5: Dark Star Spatial Relationship Between Estimation Areas, Gold Domains and Drill Holes	306
Figure 14-6: Dark Star Main Zone Gold Domains and Block Model – Section N14696823	314
Figure 14-7: Dark Star North Zone Gold Domains and Block Model – Section N14698399	315
Figure 14-8: Cumulative Probability Plot of Dark Star AuCN/Au Ratios	317
Figure 14-9: Pinion Deposit Drill-Hole Map and Mineral Resource Outline	326
Figure 14-10: Cumulative Probability Plot of Pinion Deposit Gold Assays	328
Figure 14-11: Pinion Gold Domains and Geology – Section N14695611	331
Figure 14-12: Pinion Estimation Areas	334
Figure 14-13: Cumulative Probability Plot of Pinion Deposit Silver Assays	336
Figure 14-14: Pinion Silver Domains and Geology – Section N14695611	338
Figure 14-15: Pinion Gold Domains and Block Model– Section N14695611	346
Figure 14-16: Pinion Silver Domains and Block Model– Section N14695611	347
Figure 14-17: Cumulative Probability plot of Barium (NITON XRF) Sample Grades at Pinion	350
Figure 14-18: Pinion Barium Domains and Geology – Section N14695611	352
Figure 14-19: Cumulative Probability Plot of Pinion AuCN/AuFA Ratios	354
Figure 14-20: Jasperoid Wash Deposit Drill-hole Map and Mineral Resource Outline	365
Figure 14-21: Cumulative Probability Plot of Jasperoid Wash Gold Assays	367
Figure 14-22: Jasperoid Wash Zone Gold Domains and Geology – Section N14675822	370
Figure 14-23: Jasperoid Wash Estimation Areas and Gold Domains in Cross Section	372
Figure 14-24: Jasperoid Wash Gold Domains and Block Model – Section N14675822	378
Figure 14-25: Cumulative Probability Plot of Jasperoid Wash AuCN/AuFA Ratios	380
Figure 14-26: Jasperoid Wash Geology and Metallurgical Models – Section N14675822	381
Figure 14-27: North Bullion Deposit Drill-Hole Map and Mineral Resource Outline	385
Figure 14-28: Cumulative Probability Plot of North Bullion Gold Assays	388
Figure 14-29: Cumulative Probability Plot of Sweet Hollow Gold Assays	388

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Figure 14-30: Cumulative Probability Plot of POD Gold Assays	389
Figure 14-31: North Bullion Deposit Gold Domains and Geology – Section NW3447.5	392
Figure 14-32: Sweet Hollow and South Lodes Deposits Gold Domains and Geology – Section NW1773.0	393
Figure 14-33: POD Deposit Gold Domains and Geology – Section NW3053.5	394
Figure 14-34: Spatial Relationship Between North Bullion Deposits, Estimation Areas, Gold Domains and Drill Holes	397
Figure 14-35: North Bullion Deposit Gold Domains and Block Model – Section NW3447.5	406
Figure 14-36: Sweet Hollow and South Lodes Deposits Gold Domains and Block Model – Section NW1773.0	407
Figure 14-37: POD Deposit Gold Domains and Block Model – Section NW3053.5	408
Figure 14-38: Plan view of the 2025 Pony Creek MRE estimation domains	415
Figure 14-39: Orthogonal view of the 2025 Pony Creek MRE estimation domains	416
Figure 14-40: Cross-section of the 2025 Pony Creek MRE estimation domains and geological model at the Bowl Zone looking north along 14,655,600N illustrating estimated grades	417
Figure 14-41: Distribution of raw interval lengths within the estimation domains, excluding missing intervals	419
Figure 14-42: Modelled Gold Variogram for the b2 Domain	422
Figure 14-43: Modelled Gold Variogram for the bfe Domain	422
Figure 14-44: Standardized Gold Variogram Parameters	423
Figure 14-45: Swath Plots of Estimated Gold Grades	426
Figure 14-46: Comparison of target gold distribution and estimated distribution	427
Figure 14-47: Cross-section of the 2025 Pony Creek MRE block model at Bowl looking north along 14,655,000N illustrating estimated grades	428
Figure 14-48: Cross-section of the 2025 Pony Creek MRE block model at Appaloosa looking north along 14,663,000N illustrating estimated grades	429
Figure 15-1: Dark Star Slope Sectors	439
Figure 15-2: Pinion Slope Sectors	441
Figure 15-3: Dark Star Pit by Pit Graph	447
Figure 15-4: Pinion Pit by Pit Graph	450
Figure 15-5: Dark Star Ultimate Pit Design	453
Figure 15-6: Dark Star North (Phase 1) and Main (Phase 2) Initial Pits	454
Figure 15-7: Dark Star North (Phase 3) and Main (Phase 4)	455
Figure 15-8: Pinion Ultimate Pit Design	457
Figure 15-9: Pinion Phase 1 and Phase 2 Pit Design	458
Figure 15-10: Pinion Phase 2 and Phase 3 Pit Design	459
Figure 15-11: Pinion Phase 1, Phase 3, and Phase 4 Pit Design	460
Figure 15-12: Pinion Phase 1, Phase 3, Phase 4, and Phase 5 Pit Design	461

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Figure 16-1: Crush Fraction Extraction Curves	470
Figure 16-2: ROM Fraction Extraction Curves	470
Figure 16-3: ROM Final Stacking Design	472
Figure 16-4: Example of Channeling	473
Figure 16-5: Recovered Gold Ounces by Year	474
Figure 16-6: Recovered Gold Ounces Cumulative	474
Figure 16-7: Recovered Silver Ounces by Year	475
Figure 16-8: Recovered Silver Ounces Cumulative	475
Figure 17-1: Process Flowsheet for the South Railroad Project	484
Figure 17-2: ADR Recovery Plant General Arrangement	488
Figure 18-1: Site Plan Drawing	494
Figure 18-2: Water Management Process Flow Diagram	498
Figure 18-3: Pipeline Plan General Arrangement	499
Figure 18-4: Stormwater Controls General Arrangement	501
Figure 18-5: Typical Dewatering Well Construction Details	504
Figure 18-6: Plot of Historic Earthquake Events and Selected Seismic Source Zones within a 500 km Radius	512
Figure 18-7: Plot of PSHA Results and Comparison with DSHA Results	514
Figure 18-8: PSHA Results and Design Response Spectra	516

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LIST OF TABLES

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Table 10-8: Drillholes completed at Pony Creek from 2017 - 2024	124
Table 10-9: 2017-2019 Pony Creek drillhole collar descriptions	127
Table 10-10: 2024 Pony Creek drillhole collar descriptions	129
Table 10-11: Select significant assay results from 2017-2024 drilling at Bowl Zone, Pony Creek. Cutoff grade 0.50 g/t Au.	131
Table 10-12: Select significant assay results from 2017-2024 drilling at Stallion Zone and Stallion-Bowl Trend, Pony Creek. Cutoff grade 0.50 g/t Au.	137
Table 10-13: Select significant assay results from 2017-2024 drilling at Appaloosa and Mustang Zones, Pony Creek. Cutoff grade 0.50 g/t Au.	143
Table 10-14: Select significant assay results from 2017-2024 drilling at Pony Spur Zone, Pony Creek. Cutoff grade 0.30 g/t Au.	147
Table 10-15: Select significant assay results from 2024 drilling at Elliot Dome and Robinson exploration zones, Pony Creek. Cutoff grade 0.30 g/t Au.	150
Table 11-1: Summary Counts of Historical Dark Star QA/QC Analyses	168
Table 11-2: Summary of Dark Star Certified Reference Material Analyses Results, 1997	170
Table 11-3: List of Dark Star Failed Certified Reference Materials, 1997	171
Table 11-4: Summary Counts of Dark Star QA/QC Analyses	173
Table 11-5: Summary of Results of Dark Star CRM Analyses, 2015	173
Table 11-6: List of Dark Star Failed CRM Assays, 2015	173
Table 11-7: Summary of Results of Dark Star CRM Analyses, 2016	174
Table 11-8: List of Dark Star Failed CRM Assays, 2016	174
Table 11-9: Summary of Results of Dark Star CRM Analyses, 2017	175
Table 11-10: List of Dark Star Failed CRM Assays, 2017	175
Table 11-11: Summary of Results of Dark Star CRM Analyses, 2018	176
Table 11-12: List of Dark Star Failed CRM Assays, 2018	176
Table 11-13: Summary of Results of Dark Star CRM Analyses, 2019-2020	177
Table 11-14: List of Dark Star Failed CRM Assays, 2019-2020	177
Table 11-15: Summary of Results of Dark Star CRM Analyses, 2020-2024	177
Table 11-16: List of Dark Star Failed CRM Assays, 2020-2024	178
Table 11-17: Summary of Results of Pinion CRM Analyses, 2014–2015	183
Table 11-18: List of Pinion Failed CRM Analyses, 2014–2015	184
Table 11-19: Explanations for Control Charts	184
Table 11-20: Summary of Results of Pinion CRM Analyses, 2016	186
Table 11-21: Summary of Results of Pinion CRM Analyses, 2017	186
Table 11-22: Summary of Results of Pinion CRM Analyses, 2018	186

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Table 11-23: List of Failed Pinion CRM Assays, 2018	186
Table 11-24: Summary of Results of Pinion CRM Gold Analyses, 2019-2020	188
Table 11-25: List of Pinion Failed CRM Gold Assays, 2019-2020	188
Table 11-26: Summary of Results of Pinion CRM AuCN Analyses, 2019-2020	189
Table 11-27: List of Pinion Failed CRM AuCN Assays, 2019-2020	189
Table 11-28: Summary of Results of Pinion CRM Silver Analyses, 2019	189
Table 11-29: List of Pinion Failed CRM Silver Assays	190
Table 11-30: Summary of Results of Pinion CRM Analyses, 2021-2024	190
Table 11-31: List of Pinion Failed CRM Assays, 2021-2024	191
Table 11-32: Summary of Results for Pinion Field Duplicates, 2017-2018	192
Table 11-33: Summary of Results for Pinion Silver Pulp Re-Assays, 2017-2018	194
Table 11-34: Summary of Results for Pinion Field Duplicate Gold Analyses, 2019-2020	194
Table 11-35: Summary of Results for Pinion Gold Field and Preparation Duplicates, 2022-2024	195
Table 11-36: Comparison of Original and Re-Assays from PIN15-14	196
Table 11-37: Results of Pinion Silver Analyses of Pulp Blanks	197
Table 11-38: Anomalous Blank Sample Silver Assays for Pinion CRM MEG-SiBlank.17.10	198
Table 11-39: Summary of Results for 2018 Check Assays of 2017 Pinion Samples	200
Table 11-40: Summary of Results for Pinion Gold Check Assays, 2021	201
Table 11-41: Summary of Pinion Twin Hole Results	201
Table 11-42: Summary Counts of Jasperoid Wash QA/QC Analyses	203
Table 11-43: Summary of Results of Jasperoid Wash CRM Analyses, 2022 – 2024	203
Table 11-44: Summary of Results for Jasperoid Wash Field and Preparation Duplicates, 2022-2024	204
Table 11-45: Summary of Results Obtained for North Bullion CRMs	208
Table 11-46: List of Failed Analyses of North Bullion CRMs	209
Table 11-47: Summary of North Bullion Results for Gold CRMs, 2022-2024	209
Table 11-48: List of North Bullion Failed Gold CRM Assays, 2022-2024	210
Table 11-49: Summary of Results for North Bullion Duplicates, 2010-2020	212
Table 11-50: Summary of Results for North Bullion Gold Duplicates, 2022-2024	213
Table 11-51: Summary of Results for North Bullion Blanks, 2010-2020	213
Table 11-52: Summary of Results for North Bullion Blanks, 2022-2024	214
Table 11-53: Summary of 2017 RC field duplicate ALS re-runs (modified from Hibdon, 2018)	217
Table 12-1: Dark Star Carbon and Sulfur Records Checked and Analytical Procedures	239
Table 12-2: MDA Verification GPS Checks of Dark Star Drill Collars (NAD27 UTM 11N feet)	239
Table 12-3: Pinion Carbon and Sulfur Records Checked and Analytical Procedures	242

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Table 12-4: MDA Verification GPS Checks of North Bullion Drill Collars (NAD27 UTM 11N feet)	244
Table 12-5: Drill collar coordinate comparison table. All coordinates are in UTM Nad83 Zone 11.	247
Table 12-6: Pony Creek QP site visit verification rock grab sample locations and results, ALS code Au-ICP21 and ME-MS61. All coordinates are in UTM Nad83 Zone 11.	250
Table 12-7: QP site visit verification pulp sample results.	250
Table 13-1: Pinion Phase 1 - Summary of Column Leach Test Work	258
Table 13-2: Pinion Phase 3 - Summary of Column Test	260
Table 13-3: Pinion Phase 4 – Summary of Column Tests	262
Table 13-4: Pinion Phase 6 – Summary of Conv. Crush Column Tests	263
Table 13-5: 2023-2024 Testing – Summary of Column Tests	265
Table 13-6: Dark Star Phase 1 - Summary of Column Tests	269
Table 13-7: “Twinned” Results Dark Star Phase 1 – Summary of Bottle Roll/Column Test	270
Table 13-8: Dark Star Phase 2 - Summary of Column Tests	272
Table 13-9: Dark Star Phase 3 – Summary of Column Tests	273
Table 13-10: Dark Star Phase 3 – Column Test Summary	274
Table 13-11: Dark Star 2023/2024 Testing – Summary of Column Tests	276
Table 13-12: SG and RQD Averages	277
Table 13-13: Leach Cycle/Recovery Calculations	280
Table 13-14: Pinion column database	286
Table 13-15: Dark Star Rock Types	288
Table 14-1: Combined Dark Star, Pinion, Jasperoid Wash and North Bullion Deposits Estimated Mineral Resources	293
Table 14-2: Summary of Drilling at Dark Star	294
Table 14-3: Descriptive Statistics of Sample Assays in Dark Star Drill-Hole Database	296

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Table 14-4: Dark Star Descriptive Assay Statistics by Domain	299
Table 14-5: Dark Star Capping Levels for Gold by Domain	303
Table 14-6: Dark Star Descriptive Composite Statistics by Domain	304
Table 14-7: Dark Star Estimation Areas, Search-Ellipse Orientations and Maximum Search Distances by Domain	305
Table 14-8: Dark Star Estimation Parameters	307
Table 14-9: Dark Star Classification Parameters	308
Table 14-10: Dark Star Pit Optimization Parameters	310
Table 14-11: Dark Star Total In $2,800 Pit Gold Mineral Resources – Measured	311
Table 14-12: Dark Star Total In $2,800 Pit Gold Mineral Resources – Indicated	311
Table 14-13: Dark Star Total In $2,800 Pit Gold Mineral Resource - Measured and Indicated	312
Table 14-14: Dark Star Total In $2,800 Pit Gold Mineral Resources – Inferred	312
Table 14-15: Dark Star Total Gold Mineral Resources in 0.075 oz Au/ton Underground Shell – Inferred	313
Table 14-16: Dark Star Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.003 oz Au/ton	316
Table 14-17: Number of Samples and Mean Inorganic Carbon Values for Dark Star Estimation Categories	319
Table 14-18: Number of Samples and Mean Sulfide Sulfur Values for Dark Star Estimation Categories	319
Table 14-19: PAG/NAG Designation Criteria	320
Table 14-20: Density Values Applied to the Dark Star Block Model	322
Table 14-21: Summary of Drilling at Pinion	325
Table 14-22: Pinion Descriptive Statistics - Exploration and Mineral Resource Drill-Hole Database	327
Table 14-23: Pinion Deposit Descriptive Gold Statistics by Domain	329
Table 14-24: Pinion Gold Capping Levels for Gold by Domain	332
Table 14-25: Pinion Deposit Descriptive Gold Assay Composite Statistics by Domain	332
Table 14-26: Search Ellipse Orientation and Distances for Pinion Estimation Areas	333
Table 14-27: Pinion Gold Estimation Parameters	335
Table 14-28: Pinion Deposit Descriptive Silver Statistics by Domain	337
Table 14-29: Pinion Capping Levels for Silver by Domain	339
Table 14-30: Pinion Deposit Descriptive Silver Assay Composite Statistics by Domain	339
Table 14-31: Pinion Silver Estimation Parameters	340
Table 14-32: Pinion Classification Parameters	341
Table 14-33: Pinion Pit Optimization Parameters	342
Table 14-34: Pinion Measured Gold and Silver Resources*	343
Table 14-35: Pinion Indicated Gold and Silver Resources*	344
Table 14-36: Pinion Measured and Indicated Gold and Silver Resources*	344
Table 14-37: Pinion Inferred Gold and Silver Resources	345
Table 14-38: Pinion Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.003 oz Au/ton	348
Table 14-39: Pinion Barium Assay Statistics by Domain	350
Table 14-40: Pinion Barium Composite Statistics by Domain	351
Table 14-41: Pinion Barium Estimation Parameters	353
Table 14-42: Number of Samples and Mean Organic Carbon Values for Pinion Estimation Categories	355
Table 14-43: Assigned Organic Carbon Values for Pinion Estimation Categories	356
Table 14-44: Organic Carbon Capping Values for Pinion Estimation Categories	356
Table 14-45: Number of Samples and Mean Inorganic Carbon Values for Pinion Estimation Categories	357
Table 14-46: Number of Samples and Mean Sulfide Sulfur Values for Pinion Estimation Categories	358
Table 14-47: Assigned Inorganic Carbon Values for Pinion Estimation Categories	359

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Table 14-48: Assigned Sulfide Sulfur Values for Pinion Estimation Categories	359
Table 14-49: Inorganic Carbon Capping Values for Pinion Estimation Categories	360
Table 14-50: Sulfide Sulfur Capping Values for Pinion Estimation Categories	360
Table 14-51: Density Values Applied to the Pinion Block Models	361
Table 14-52: Summary of Drilling at Jasperoid Wash	364
Table 14-53: Descriptive Statistics of Sample Assays in Jasperoid Wash Mineral Resource Database	366
Table 14-54: Jasperoid Wash Descriptive Statistics by Gold Domain	368
Table 14-55: Descriptive Composite Statistics by Domain for Jasperoid Wash	371
Table 14-56: Jasperoid Wash Search Ellipse Orientations and Maximum Search Distances by Estimation Area	373
Table 14-57: Jasperoid Wash Estimation Parameters	373
Table 14-58: Jasperoid Wash Classification Parameters	374
Table 14-59: Jasperoid Wash Pit Optimization Parameters	375
Table 14-60: Jasperoid Wash Indicated Gold Mineral Resources	376
Table 14-61: Jasperoid Wash Inferred Gold Mineral Resources	377
Table 14-62: Jasperoid Wash Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.003 oz Au/ton	379
Table 14-63: Density Values Applied to the Jasperoid Wash Block Model	382
Table 14-64: Summary of Drilling at North Bullion	384
Table 14-65: Descriptive Statistics of Sample Assays in North Bullion Mineral Resource Database	386
Table 14-66: Modeled Gold Domain Grade Ranges, North Bullion Deposits	389
Table 14-67: North Bullion Descriptive Statistics by Gold Domain	389
Table 14-68: North Bullion Capping Levels for Gold by Domain	395
Table 14-69: North Bullion Descriptive Composite Statistics by Domain	395
Table 14-70: North Bullion Kriging Parameters by Domain	396
Table 14-71: Search Ellipse Orientation and Distances for North Bullion Estimation Areas	396
Table 14-72: North Bullion Estimation Parameters	398
Table 14-73: North Bullion Classification Parameters	399
Table 14-74: North Bullion Pit Optimization Parameters	400
Table 14-75: North Bullion Indicated Gold Mineral Resources – Open Pit	401
Table 14-76: North Bullion Inferred Gold Mineral Resources – Open Pit	401
Table 14-77: North Bullion Inferred Gold Mineral Resources – Underground	402
Table 14-78: Sweet Hollow Indicated Gold Mineral Resources – Open Pit	402
Table 14-79: Sweet Hollow Inferred Gold Mineral Resources – Open Pit	403
Table 14-80: POD Indicated Gold Mineral Resources – Open Pit	403
Table 14-81: POD Inferred Gold Mineral Resources – Open Pit	404

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Table 14-82: South Lodes Indicated Gold Mineral Resources – Open Pit	404
Table 14-83: South Lodes Inferred Gold Mineral Resources – Open Pit	405
Table 14-84: North Bullion Deposits Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.017 oz Au/ton	409
Table 14-85: Density and Tonnage Factor Values Applied to the North Bullion Block Model	410
Table 14-86: Summary of drilling inside the mineralized estimation domains for the 2025 Pony Creek MRE drillhole database.	413
Table 14-87: Nominal waste values assigned to unsampled intervals in the 2025 Pony Creek MRE drillhole database and inside the estimation domains.	413
Table 14-88: Summary of geological features relevant to domain interpretation.	414
Table 14-89: Estimation Domain Descriptions	414
Table 14-90: Median bulk density for each density domain	417
Table 14-91: Raw assay statistics for the 2025 Pony Creek MRE	418
Table 14-92: Grade Capping Levels	419
Table 14-93: Final composite statistics for the 2025 Pony Creen MRE	421
Table 14-94: Standardized Gold Variogram Parameters	423
Table 14-95: 2025 Pony Creek MRE Block Definition	424
Table 14-96: 2025 Pony Creek Gold Estimation Group Summary	425
Table 14-97: 2025 Pony Creek MRE Gold Interpolation Parameters	425
Table 14-98: Parameter Assumptions for Pit Optimization	431
Table 14-99: Summary of the 2025 Inferred Mineral Resources on the Pony Creek Project (1-7)	432
Table 14-100: Sensitivities of the Inferred Pit-Constrained 2025 Pony Creek MRE	433
Table 15-1: South Railroad Economic Parameters	437
Table 15-2: Dark Star Leach Recovery Equations for Gold	437
Table 15-3: Pinion Leach Recovery Equations for Gold	438
Table 15-4: Dark Star Slope Recommendations by Sector	440
Table 15-5: Pinion Slope Recommendations by Sector	442
Table 15-6: Pinion and Dark Star ($GMV/ton)	443
Table 15-7: Dark Star Pit Optimization Results	445
Table 15-8: Dark Star Pit by Pit Results	446
Table 15-9: Pinion Pit Optimization Results	448
Table 15-10: Pinion Pit by Pit Results	449
Table 15-11: Road and Ramp Design Parameters	452
Table 15-12: Dark Star In-Pit Proven and Probable Mineral Reserves	462
Table 15-13: Pinion In-Pit Proven and Probable Mineral Reserves	462

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Table 15-14: Total Dark Star and Pinion Proven and Probable Mineral Reserves	463
Table 16-1: Waste Containment Requirements (Thousands, Cubic Yards)	464
Table 16-2: Waste Deliveries by Year	465
Table 16-3: Stockpile Movement by Year	466
Table 16-4: Dark Star Mine Production Schedule	467
Table 16-5: Pinion Mine Production Schedule	467
Table 16-6: Total Project Mine Production Schedule	468
Table 16-7: Column Fit Gold Recovery Kinetics Parameters	469
Table 16-8: Ore Properties	471
Table 16-9: South Carlin Complex Process Production Schedule	477
Table 16-10: Schedule Efficiency	478
Table 16-11: Mine Equipment Placed into Service	479
Table 16-12: Personnel Requirements	481
Table 17-1: List of Main Mechanical Equipment for the Heap Leach Crushing Plant	485
Table 18-1: Current Modeled Pumping Rates for Dark Star North and Pinion Phase 4/5 Dewatering System	497
Table 18-2: Expected Pumping Rates for Contact Water Ponds	506
Table 18-3: Summary of Phased Liner Deployment	509
Table 18-4: Results Summary from the Simple Deterministic Model – Typical/Average Range Cycle	510
Table 18-5: Mean Deterministic Pseudo-Acceleration Response Spectrum by Seismic Source Zone	515
Table 18-6: 84th Percentile Deterministic Pseudo-Acceleration Response Spectrum by Seismic Source Zone	515
Table 20-1: Ministerial Permits, Plans, and Notifications	524
Table 21-1: Capital Cost Summary	527
Table 21-2: Operating Cost Summary	528
Table 21-3: Mining Capital Cost by Year	528
Table 21-4: Salvage Value Estimate (Dollars in k USD)	530
Table 21-5: Initial Capital Process Plant Cost Summary	531
Table 21-6: Yearly Mine Operating Cost Estimate	533
Table 21-7: Mine General Services Costs	534
Table 21-8: Yearly Mine Maintenance Costs	534
Table 21-9: Yearly Drilling Costs	535
Table 21-10: Yearly Blasting Costs	536
Table 21-11: Yearly Loading Costs	536
Table 21-12: Yearly Haulage Costs	537
Table 21-13: Yearly Mine Support Costs	538

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Table 21-14: Lease and Rental Operating Costs	539
Table 21-15: Life of Mine Average Process Operating Cost by Year	541
Table 21-16: Power Requirements Summary	542
Table 21-17: Process Consumables Average Annual Consumptions	543
Table 22-1: Yearly Mine & Process Physicals	545
Table 22-2: Life of Mine Process Statistics	546
Table 22-3: Capital Expenditure Schedule	546
Table 22-4: LOM Operating Costs	547
Table 22-5: Key Economic Results	548
Table 22-6: Sensitivity Analysis	548
Table 22-7: Detailed Financial Model	549

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LIST OF APPENDICES

APPENDIX	DESCRIPTION

A	Feasibility Study Authors and Professional Qualifications

• Certificates of Qualified Person (QP)

B	Patented and Unpatented Claims

C	Breakdown of Mineral Resources

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1	Summary

This Technical Report (Technical Report) has been prepared by Qualified Persons (QP) from M3 Engineering and Technology Corporation (M3) for Orla Mining Ltd. (Orla) in accordance with the National Instrument 43-101 - Standards of Disclosures for Mineral Projects (NI 43-101) of the Canadian Securities Administrators. This Technical Report presents the results of the South Railroad Feasibility Study Update (FSU), incorporating new design-work, scheduling, and projected costs, in support of mineral resource and mineral reserve estimates in the Dark Star and Pinion gold deposits.

Unless the context otherwise requires, references in this Technical Report to ‘Orla’ include, as applicable, (i) Gold Standard Ventures Corp. and its operating subsidiary, Gold Standard Ventures (US) Inc. (GSV or Gold Standard), the former owner of the South Railroad Project, prior to their acquisition by Orla in 2022, and (ii) Contact Gold Corp. and its subsidiary Clover Nevada II LLC (Contact Gold), the former owner of the Pony Creek Project (Pony Creek), prior to its acquisition by Orla in April 2024.

Orla’s South Carlin Complex is located in the Bullion mining district of the southern Carlin trend in Nevada. The land position has three adjacent parts. The North Railroad property (North Railroad) includes POD, Sweet Hollow, South Lodes and North Bullion (collectively called the North Bullion deposits, or the North Bullion area), and the South Railroad property (South Railroad) includes Dark Star, Pinion, and Jasperoid Wash. Pony Creek, which borders the south boundary of South Railroad, includes the Bowl, Appaloosa, and Stallion deposits. The North Railroad and South Railroad properties were previously referred to as the Railroad-Pinion property.

Orla has drilled, or received assays, for seven new holes since the effective dates of the databases for the respective deposits on the South Carlin Complex. Five holes were drilled in the North Bullion deposit, of which three tested the gold domain model, one did not reach the depth of mineralization, and one had no assays. The remaining two holes were drilled in or outside the South Lodes area. The new drilling in the North Bullion area was evaluated with respect to the resource models. Any changes resulting from the 2024 and 2025 drilling would manifest as local increases or decreases in the block model and would cause minor changes, likely small increases, to the reported resources.

Extensive metallurgical testing has been completed for the Dark Star and Pinion deposits. On the other hand, the North Railroad property has not been tested comprehensively for metallurgical response.

Orla reports mineral reserves for Dark Star and Pinion deposits in this Technical Report. This Feasibility Study Update includes the mine schedule, process-plant design, and financial analysis, covers only these two deposits.

The proposed project is an open-pit gold mine operation that will deliver ore to a heap leach facility over 10 years of mine life. The heap leach facility will treat Run-of-Mine (ROM) ore and two-stage crushed ore via leaching on a dedicated leach pad with cyanide-bearing solution. The metal-bearing solution reports to a metal recovery facility consisting of carbon adsorption, desorption, and regeneration (ADR) and a refinery for production of gold-silver Dore bars.

Orla selected M3 and other third-party consultants to prepare mineral resource/reserve estimates, mine plans, process plant design, and to complete environmental studies and cost estimates used for this Technical Report. All consultants have the capability to support the project, as required and within the confines of their expertise, from feasibility study to full operation.

1.1	Principal Findings

The key project parameters and findings are presented in Table 1-1, including a summary of the project size, productions, capital and operating costs, metal prices, and financial indicators.

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Table 1-1: Key Project Data

Mine Life	10 Years + pre-strip (6 months)
Mine Type	Open Pit
Process Description	ROM & 2-Stage Crushed Heap Leach, All Truck Stacked Gold/silver recovery by ADR plant & Refinery, dual carbon column trains
Total Mineral Reserve Estimate	73.4 M Tons
Average Grade	0.021 oz Au/ton; 0.084 oz Ag/ton
Contained Gold / Silver Ounces	1.516 M oz Au; 6.195 M oz Ag
Average Recovery	Overall: 70.8% Au, 12.4% Ag
Average Annual Tons Moved	39.1 Million Tons (first 9 years)
Annual Mineral Reserve Estimate (Ore Tons)	8.0 Million Tons (first 9 years)
Strip Ratio	4.00:1
Process Throughput (tons/day)	Nominal: 14,000 tpd (ROM); 11,000 tpd (2-Stage Crushed)
Initial Capital Expenditures	$394.7 M
Sustaining Capital Expenditures	$209.1 M
Payable Metals
Gold, oz	1,072,300
Silver, oz	760,000
Unit Operating Costs
Average Life of Mine (LOM) Mining Costs	$2.22 / ton mined
Average LOM Processing Costs	$4.12 / ore ton
G & A	$1.10 / ore ton
Refining	$0.03 / ore ton
Cash Costs	$1,211 / oz Au
Cash Costs After By-Product Credit	$1,207 / oz Au
All in Sustaining Costs (AISC)	$1,505 / oz Au
Financial Indicators	$4,500 Gold	$3,500 Gold	Base Case	$2,500 Gold	$2,000 Gold
Gold Price (per troy oz)	$4,500	$3,500	$3,100	$2,500	$2,000
Silver Price (per troy oz)	$52.98	$41.21	$36.50	$29.44	$23.55
Pre-tax Cash Flow, $M	$2,872.1	$1,332.1	$1,413.0	$787.7	$266.6
Pre-tax Net Present Value (5%) in $M	$2,136.0	$989.5	$1,010.6	$528.3	$126.3
Pre-tax Internal Rate of Return (IRR)	106.6%	69.5%	54.7%	32.2%	12.1%
Pre-tax Payback (Years)	0.9	1.4	1.8	2.9	4.8
After-tax Cash Flow, $M	$2,203.7	$1,030.9	$1,094.6	$611.7	$201.8
After-tax Net Present Value (5%) in $M	$1,650.9	$764.7	$782.7	$405.5	$82.5
After-tax Internal Rate of Return (IRR)	95.1%	61.2%	48.0%	28.1%	10.0%
After-tax Payback (Years)	0.9	1.5	2.0	3.1	4.9

Note: The issuer would not proceed with the currently presented Project if the gold price was below $2,000 per ounce and would reoptimize the Project for lower gold prices.

The effective date of this Technical Report is September 30, 2025, and the issue date of the Technical Report is February 27, 2026. The effective dates of the Pinion and Dark Star databases on which the mineral resources described in this Technical Report are estimated on are February 19, 2025 and February 20, 2025, respectively. The effective date of the Jasperoid Wash database is January 29, 2025, and the effective date of the North Bullion deposits database is December 22, 2023. New optimized pits and underground shells were generated using current mining costs in 2025, so the effective dates of the reported mineral resource estimates for all deposits is September 30, 2025, when the new reporting gold price was established.

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1.2	Property Description and Ownership

The primary site access for South Railroad will be from Elko, NV using a 41.7-mile access route. This 41.7-mile route begins from its intersection with 12th Street in Elko, NV and continues approximately 5.5 miles along the existing paved State Route (SR) 227 (i.e., Lamoille Highway) to the intersection with SR 228 (i.e., Jiggs Highway). The route continues south along paved SR 228 for another 5.5 miles to the paved Elko County Road 715 (i.e., South Fork Road). The route follows southward along County Road 715 approximately 5.7 miles to the intersection with County Road 715B (i.e., Lucky Nugget Road/Grant Avenue). From this intersection, the route follows County Road 715B approximately 3.1 miles along the west shore of South Fork Reservoir through a semi-rural residential area to the intersection with BLM Road 1119, which continues southwest approximately 6 miles to its intersection with Elko County Road 720 (i.e., Bullion Road). The route follows the Bullion Road southwest approximately 10 miles to the intersection with the un-improved BLM Road 1053, then continues southward following the approximate alignment of BLM Road 1053 along the eastern flank of the Pinion Range approximately 6 miles to the South Railroad Project). The property is centered approximately at UTM NAD27 Zone 11 coordinates of 585,000E and 4,480,000N.

Orla’s contiguous South Carlin Complex properties combined constitute a land position totaling 66,507 acres in Elko County, Nevada, centered approximately at UTM NAD27 Zone 11 with coordinates of 585,000E and 4,480,000N. This includes 1,454 claims owned by Orla and 207 claims held under lease, a total of 30 claims are patented. There is also a total of 23,630 gross acres of private lands of which Orla’s ownership of the subsurface mineral rights varies from 49.2% to 100%.

Access to the Pony Creek Property from Elko is provided by traveling southeast on State Highway NV-227 E for 9 km (5.6 miles) and then south along State Highway NV-228 S for 53.3 km (33.1 miles) past the town of Jiggs, Nevada, to the intersection with the Red Rock Ranch gravel county road. Travel west along the Red Rock Ranch gravel road for approximately 4.8 km (3 miles), continue south for 4.5 km (2.8 miles) and follow the gravel road in a westward direction for 17.9 km (11.1 miles) to the eastern edge of the Property. From this location, several unmaintained two-track roads transect the Property and provide access to the northern and southern portions of the Property. Alternately, the Property can be accessed from Carlin, NV, by travelling south along State Highway NV-278 S for 45 km (28 miles) and 0.3 km (0.2 miles) along an unnamed gravel road to Indian Pony Road, which provides access to the western edge of the Property.

The Pony Creek Property lies in the Piñon Mountain range in the Railroad Mining District at the southeast end of the Carlin Trend. The Property is located within section 1 in Township 27N, Range 53E; sections 3-10, 15-16 in Township 27N, Range 54E; sections 1-4, 11-14, 23-25, 36 in Township 28N, Range 53E; sections 4-9, 16-21, 28-34 in Township 28N, Range 54E; sections 10, 14, 16, 20-22, 25-28, 33-36 in Township 29N, Range 53E; Mount Diablo Base and Meridian. The approximate center of the Property is at UTM NAD27 Zone 11 coordinates 590,500E and 4,462,300N.

1.3	Exploration and Mining History

The South Railroad property is being explored on an ongoing basis by Orla using geological mapping, geochemical and geophysical surveying, and drilling. Exploration work by Gold Standard commenced in 2010 and has resulted in the identification of 17 prospect areas or zones of mineralization within the property.

Twenty-five different historical operators are known to have drilled 1,300 holes, for a total of 632,387 ft, from 1969 through 2008 on the North Railroad, South Railroad and Pony Creek properties. As of the database effective dates, Gold Standard and Orla have drilled 1,300 holes for a total of 1,075,690 ft on the North and South Railroad properties, and Contact Gold and Orla have drilled 156 holes for a total of 110,264 ft on the Pony Creek property. At least 82% of all drilling used RC methods. However, the amount of RC drilling may be understated because the hole-types are not known for 88 holes drilled in the late 1980s and 1990s, when RC drilling was common.

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1.4	Geology and Mineralization

The South Carlin Complex is located in the southern portion of the Carlin trend, centered on the Railroad dome in the Piñon Range, which is comprised of Ordovician through Permian marine sedimentary rocks. Eastern assemblage formations throughout the property include the Pogonip, Hanson Creek, Eureka Quartzite, Lone Mountain Dolomite, Oxyoke, Beacon Peak, Sentinel Mountain Dolomite, and Devils Gate Limestone and Tripon Pass formations. Siliceous clastic units include those of the Webb, Chainman, and Tonka formations. The north-south-striking Bullion fault corridor separates Tertiary volcanic rocks to the east from the Paleozoic sedimentary units in the range, which have been intruded by a complex of Eocene igneous rocks centered south of Bald Mountain, in the core and east flank of the range.

The gold-silver deposits within the South Carlin Complex that are the focus of this Technical Report are considered to be Carlin-type, sedimentary-rock-hosted deposits. Precious metal mineralization is generally submicroscopic, disseminated, and hosted principally in sedimentary rocks, with some mineralization in felsic dikes and sills as well.

In the South Railroad property, the Dark Star Main (Dark Star Main) and Dark Star North (Dark Star North) zones, which comprise the Dark Star deposit are hosted primarily within Pennsylvanian-Permian rocks, with minor amounts of gold mineralization found in the Chainman Formation and Tertiary conglomerates. The deposits are centered along the roughly north-south Dark Star fault corridor, within which is a horst block and associated silicified zone bounded by the West fault and Dark Star fault. Gold mineralization in the horst block is hosted in the middle, coarse-grained conglomeratic and bioclastic limestone-bearing unit of a Pennsylvanian-Permian undifferentiated sequence interpreted to be equivalent to the Tomera Formation. In addition to horst-block faulting, the unit is moderately folded in a north-south-trending anticline between the West and Dark Star faults. The dip of the western fold limb in Dark Star Main ranges from 25° to 45° and the steeper eastern limb dips 50º to 65º in Dark Star North.

Also, in the South Railroad property, the Pinion deposit is situated in a sequence of Paleozoic sedimentary rocks exposed within large horst blocks in which the sedimentary rocks have been broadly folded into an approximately 25° to 30° south- to southeastward-plunging, asymmetric anticline. The axis of this Pinion anticline trends approximately N20ºW and can be traced for approximately 2 mi (3.2 km). The limbs of the anticline dip shallowly at 10° to 35° to the west, and more steeply at 25° to 50° to the east. Disseminated gold and silver mineralization at the Pinion deposit is strongly controlled by a 50 ft to 500 ft-thick (15 m to 150 m-thick) dissolution-collapse breccia at the contact between calcarenite of the Devils Gate Limestone and the overlying silty micrite of the Tripon Pass Formation. Gold deposition was contemporaneous with breccia development, quartz veins formation, silica ± barite replacement and infill of open spaces.

The Jasperoid Wash disseminated gold deposit, also located in the South Railroad property, is hosted by altered Tertiary feldspar porphyry dikes and their host Pennsylvanian-Permian conglomeratic rocks of a Tomera Formation equivalent. The deposit has approximate extents of 6,200 ft (1,900 m) to the north and a width of about 2,300 ft (700 m), and is partially contained within an elongate, north to south, steeply dipping structural corridor. Drilling shows the deposit dips steeply to the west nearby and within Tertiary dikes; east of the dikes, the deposit dips gently to the west. The gold is Inferred to be submicroscopic in grain size, however, petrographic studies have yet to be performed.

In the North Railroad property, disseminated gold mineralization has been defined by drilling in the North Bullion, POD, Sweet Hollow, and South Lodes deposits. The mineralization is focused in the footwall of the Bullion fault zone. Faults and stratigraphy appear to be important controls on mineralization. In general, gold-silver mineralization is localized in gently to moderately dipping, strongly sheared rocks of the Chainman and Webb formations, in dissolution-collapse breccia developed above and within silty micrite of the Tripon Pass Formation, and calcarenite of the Devils Gate Limestone. Only POD and Sweet Hollow are exposed at the surface. The top of gold mineralization in the North Bullion deposit varies from 250 ft to 1,300 ft (75 m to 400 m) below the surface and varies in dip from 15° to the southeast. Gold is associated with “sooty” sulfide minerals, silica, carbon, clay, barite, realgar, and orpiment.

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The primary zones of gold mineralization at Pony Creek, are the Bowl, Stallion, Appaloosa and Pony Spur Zones. Additional target areas include Stallion-Bowl Trend, Palamino, Willow, Mustang, Elliott Dome, and Robinson.

The gold mineralization discovered to date at Pony Creek is principally hosted within the Tertiary (or Jurassic) rhyolite, or within altered and silicified calcareous clastic rocks of the Pennsylvanian – Permian (Penn-Perm) Moleen Formation. Known stratigraphic controls of mineralization include: the pre-mineral rhyolite intrusion acting as a barrier to focus auriferous fluids along its lower margin and within it at structural intersections. Other lithologies to host mineralization include permeable calcareous conglomerates and sandstones, and fossil hash limestone beds.

Interpreted structural controls on gold mineralization at Pony Creek include:

•	Northeast striking folds and thrust faults and northwest striking transverse faults formed during Mesozoic compressional deformation events;
•	North-south striking tension faults formed between the northwest transverse faults, as first order controls on mineralization; and
•	Intersections of northwest and northeast striking faults as secondary controls.

Middle to Upper Devonian through Permian carbonate, possible Jurassic clastic sedimentary rocks and Jurassic felsic (rhyolite) intrusive rocks are exposed at the Pony Creek area, with the principal resource zones hosted within rocks interpreted as Pennsylvanian-Permian in age.

The Devils Gate Limestone is the oldest unit in the Pony Creek area, outcropping on the western edge of the area. The Devils Gate Limestone is comprised of medium to thick bedded, light and dark grey, fine-grained limestone. Above the Devils Gate is the Webb Formation, characterized by siliceous mudstone and claystone. This unit is overlain by Chainman Formation shale, sandstone with conglomerate lenses, limestone and calcareous sandstones. The Chainman and Webb Formations are commonly silicified with alteration increasing with proximity to the Devils Gate Limestone contact. The Chainman Formation at Pony Creek is overlain by a sequence of conglomerates, sandstones and shales that are assigned to the Upper Mississippian to Lower Pennsylvanian Diamond Peak Formation. Middle to Upper Pennsylvanian Moleen Formation, composed of gray, medium-bedded, silty limestone with banded, nodular chert and conglomerate interbeds overlies the Diamond Peak Formation and is in turn overlain by unnamed upper Pennsylvanian to Permian sedimentary rocks, some of which have been assigned to the Strathearn Formation during geological mapping by Contact Gold. Calcareous sandstone and conglomerate with interbedded limestone make up this unnamed “Penn-Perm” unit.

A porphyritic rhyolite intrusive body of Jurassic age is present as a north-south elongated body. The rhyolite body pinches out to the northwest as it encroaches on the Stallion-Bowl Trend area. The porphyritic rhyolite has been variously described as rhyolite, felsite or felsic porphyry. Four felsic lithologies have been described, including: 1) white- to cream-colored, fine-grained feldspar porphyry, 2) white- to cream-colored, fine-grained quartz porphyry, 3) fragmental rhyolite, and 4) dark-colored to nearly black, aphanitic felsite. These rock types are hydrothermally altered and locally mineralized along the contact of the underlying sedimentary units and within the margins of the intrusive, which may have served as a trap for auriferous fluids (e.g. Bowl and Appaloosa zones).

Volcanic tuffs, flows, and volcaniclastic rocks previously assigned to the Eocene Indian Well Formation crop out on the east side of the Property and are at least 800 ft (243.8 m) thick. The base of these rocks is not observed within the Property, and they occur only in fault contact with the Paleozoic rocks described above.

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1.5	Data Verification

Mr. Lindholm is satisfied that the Pinion, Dark Star, Jasperoid Wash and North Bullion drilling databases are in good condition. Various audits and checks were performed by Mine Development Associates Inc (MDA) and RESPEC Company LLC (RESPEC) to verify collar coordinates, down-hole deviation surveys, geology and assay data in the drill-hole databases. All Gold Standard gold assay data was verified using digital laboratory certificates. However, about one third of the Pinion assays and one quarter of the Dark Star assays from historical drill campaigns were unsupported with original assay certificates. The same is true at North Bullion, where Gold Standard and Orla drilling makes up only 37% of the database, most of which is in the North Bullion deposit. The drill-hole data at the POD, Sweet Hollow and South Lodes deposits was almost entirely historical until Gold Standard and Orla drilled more holes into the areas from 2020 to 2025. Drill-hole data lacking adequate supporting documentation, as well as data from holes observed during sectional modeling to be inconsistent with surrounding holes, were treated as lower confidence, or excluded from use in modeling and estimation.

In 2019, Gold Standard supplemented their Pinion silver database with re-assayed individual samples for which composites of multiple intervals had previously been analyzed. Over 50% of the original certificates were available for all silver data and were used for verification. Quality assurance/quality control (QA/QC) data was also evaluated, and the silver data was deemed acceptable for use in estimation of classified mineral resources.

There is no evidence of significant historical QA/QC programs for drilling prior to 2014. For Gold Standard programs at Dark Star, Pinion and Jasperoid Wash, the QA/QC program was minimal in 2014 through 2016 but was more comprehensive in 2017 to 2024. Similarly at North Bullion, over the full-time span of the Gold Standard drilling from 2010 to 2017 and 2020 to 2025 there is a reasonable implementation of QA/QC protocols, but during some of the former time period, it is less substantial. The results and amount of QA/QC data, as well as non-remedied QA/QC “failures,” were considered in mineral resource classification for the Dark Star, Pinion, Jasperoid Wash, and North Bullion deposits. Mr. Lindholm concludes that the Dark Star, Pinion, Jasperoid Wash and North Bullion analytical data are adequate for the purposes used in this Technical Report, subject to issues described in Sections 11 and 12.

Cyanide-soluble gold assays at Dark Star and Pinion were verified, but no QA/QC data was available for evaluation. Carbon and sulfur species data were audited and determined to be adequate for use in their respective estimates done for waste handling and metallurgical characterization. No QA/QC data was associated with the carbon and sulfur analyses.

Barium was estimated in the Pinion deposit block model for metallurgical characterization. Barium analyses were done using pressed-powder energy-dispersive x-ray fluorescence (XRF-ED) and loose-powder NITON XRF analytical methods. These methods were evaluated by running additional analyses on duplicate pulp samples by various methods. After evaluating the reliability and relationship of barium assays produced by the two methods, and verification of the data, the data was used to model and estimate NITON XRF-derived barium grades.

Pony Creek has been the site of numerous exploration programs since the 1980’s as a result, a substantial volume of geological data has been generated, some of which is historical and was collected prior to the adoption of NI 43-101.

In 2022, APEX Geoscience Ltd. personnel completed a thorough data verification program that investigated the following historical information and data:

•	Historical and Contact Gold surface sampling locations and assay analytical results.
•	Historical and Contact Gold drill-hole data, including drill logs, assay analytical results and laboratory certificates.
•	Contact Gold metallurgical test work data and laboratory certificates.

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The 2022 data verification procedures included compiling all digital drilling data into excel spreadsheets and importing the data into Micromine to create a drill-hole database (DHDB). This was a combination of historical data compilations conducted by Mine Development Associates (MDA; Gustin, 2017), as well as original logs and assay certificates from Contact Gold drilling in 2017, 2018, and 2019. The compilation included collar coordinates, down-hole survey information, geological interval data and assay information. Once verified, data were compiled into the Micromine drill-hole database. A total of 373 drill holes, with collar and assay data, were compiled into the database.

Once compiled, a brief and concise validation program was completed comparing the original drill logs, assay certificates and collar coordinates to the compiled database. Checks were conducted to confirm that drilling data (including the pre-2017 drilling data) was correctly digitized and properly imported into the database. Approximately 10% of the historical (pre-2018) drill-hole data, including collars, down-hole surveys (if present), geology intervals and assays were compared against original paper logs and assay certificates to verify the digitized historical data. Minor typos, precision errors, conversion errors and columns mismatches were found and rectified. Overall, the database is considered accurate and acceptable for resource estimation and mining given the current data at hand.

In 2025, additional verification was undertaken to assess drilling completed at Pony Creek since 2022. The verification covered all 25 drill holes from 2024, distributed across Appaloosa, Bowl, Mustang, Pony Spur, and Stallion prospects. The results of this investigation are summarized below. Collar locations, downhole surveys, assays and lithologies were all compared against original data and were found to be in excellent shape with no errors found.

In addition to verifying the database against source data, APEX personnel conducted logical validation checks in Leapfrog Geo, specifically for overlapping intervals and maximum depth exceedances. No errors were identified, indicating internal consistency of the drill hole data. Overall, the Authors and QPs, Mr. Black and Mr. Dufresne consider the Pony Creek drilling database accurate and acceptable for resource estimation and development.

1.6	Processing and Metallurgical Testing

A review of the metallurgy and proposed process route described in the previous FS concluded that RoM leaching is high risk, particularly for Pinion. This perceived risk applies to both the predicted RoM particle size of 80% passing 6 inch, and the recovery estimates. The recovery estimates for RoM leaching were 71.9% for the Dark Star deposit and 56.3% for the Pinion deposit. The estimates were based on an assumed linear logarithmic relationship between particle size and recovery. The FS predicted average differences in recovery between 80% passing 1 inch and 6 inches at approximately 5% for Pinion and 2% for Dark Star. However, the recent review agreed with the FS in that it also concluded that the recovery from Dark Star ore is much less sensitive to crush size than Pinion ore. It was therefore decided to crush Pinion ore and retain the RoM leach for Dark Star. This report estimates a 5% difference in recovery between 80% passing 1 inch and 80% passing 6 inches for Dark Star based on consideration of rock types and benchmarks. The relevant sections from the FS are reproduced below in italics.

Note: Unless mentioned otherwise, recovery refers to gold recovery.

The Pinion deposit can be characterized as hard and abrasive material, with a steep feed P80 vs. gold recovery response. Much of the gold is contained in the rock ground mass and requires fine crushing (-1/4” inch) to liberate gold for the most efficient cyanide-leach extraction.

The Dark Star deposit can be characterized as hard and moderately abrasive material, with a flat feed P80 vs. gold recovery response. Most of the gold is contained in fractures that have been oxidized and accessible to cyanide solutions that easily pass through the rock matrix.

Consequently, high gold extractions are achieved at coarse particle size, requiring no crushing prior to heap leaching.

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Form 43-101F1 Technical Report

Economic analyses of alternative process routes for Pinion, such as RoM, secondary and tertiary crushing of the ores indicated that closed-circuit secondary crushing has acceptable economics and avoids the high-risk RoM leach, and the high cost, high power and high wear issues associated with tertiary crushing.

Table 1-2 summarizes the recovery estimates by zone for both deposits. Table 1-3, Table 1-4, Table 1-5, and Table 1-6 summarize the available test data, and average recoveries, listed by the relevant Testing Phases for Pinion and Dark Star respectively. Analysis has shown that the Pinion North, Main and West zones are metallurgically similar, although Pinion North has a slightly higher estimated recovery. Pinion East is a separate high Barium zone with lower recovery. Dark Star uses Main, North and Transition sample designations. The Main and North zones have similar metallurgy and recovery, and there is only a small amount of Transition material.

Only test results from columns loaded with conventionally crushed samples are used in this analysis and summarized in this FSU. That is there is no reference to Comminution or leach data relevant to HPGR or grinding. Important points are:

Each set of data, in both the Pinion and Dark Star deposits, has fairly large variations in recovery. No single analytical, or test-related reason, for the high variation in recoveries was identified. However, possible reasons are high Barium and/or silica, variations in RQD or preg- robbing by organic carbon etc. In Phase 6, four of columns exhibited recoveries below 40%. These were removed from the analysis. Some of these low recoveries can be explained by high “preg-robbing”, high Sulfide values and in some cases very high Barium content. The values in Table 1-4 are numerical averages of column testing data grouped by phase. The recoveries do not have the 2 or 3% field reduction recommended by KCA and others. This is because the leach curves in the test reports show that leaching is continuing and LoM cycle times will be much longer than the cycle times used in testing.

In Pinion test Phases 1 and 6, there is a strong trend between particle size and recovery. This is not the case at Dark Star, where “twinning” of samples and testing in bottle rolls and columns was tested. For most twinned Dark Star samples, testing indicated almost no trend between particle size and recovery, at least at the ranges tested. This indicates that the Dark Star deposit is likely to be more amenable to RoM leaching than Pinion.

Table 1-2: Estimated Recovery by Zone

Mining Zone	80% < 1”	* 80% < 6” (RoM)	Comments
Pinion
Pinion North	70	60	-
Pinion (<2.7% Ba)	63	53	-
Pinion East (>2.7% Ba)	50 – 63	40-53	Actual recovery depends on Ba grade
Dark Star
Dark Star (Main & North)	70 – 88	65 – 83	Actual recovery depends on Sulfide grade
Dark Star Transition/sulfide >0.10% S	70	65	-

Notes:

1.	*The Dark Star RoM recovery is estimated by applying a fixed difference of 5% to the 1” recovery based on similar benchmarks. It is an estimate only as no coarse column test results, except the Forte Dark Star diffusion testing on coarse samples, are available.
2.	Phase 4 test results on Pinion Transition ores were not used, except to indicate the relationship between sulfide and recovery. as there is very little Transition, or Sulfide material in the Pinion pit.
3.	Phase 2 test results on Pinion ore were not used as the material tested was crushed by HPGR.
4.	Testing results from the 2023-2024 program on Pinion and Dark Star samples were not used, except to indicate the relationship between sulfide and recovery.
5.	The properties of the rocks in each of the two deposits, Dark Star and Pinion are compared in the Blast Dynamics section. Rocks from both deposits are hard and abrasive with a variable RQD, however Dark Star has a lower density which appears to be due to its porosity.
6.	Analysis does not indicate a strong grade vs. recovery relationship for Pinion, although it does exist at Dark Star.
7.	Dark Star Column results from Testing Phases 1, 2, 3 and Forte have been used in this report.

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Table 1-3: Test Phases Summary (Pinion)

Test Phase or name	Title	KCA file no.	Date	Comments	No. of useful column tests
1	Column leach tests	PIN 07-02	2016 - 2017	Samples are labelled Pinion Main and North	27
2	HPGR test work	PIN 09-01	2019	The Phase 2 columns are filled with material fine crushed by HPGR and compared with material crushed conventionally to ½ inch. The results are not considered relevant to the current flow sheet.	-
3	Phase 3 met program	PIN 09-04	2019	Samples are labelled Pinion Main and North, and by rock type	24
3A	Phase 3 HPGR test work	PIN 10-01	2019	Conventional crush results suspect, therefore, not used.	-
4	Variability Composites	PIN 11-02	2020	Samples are Transition, of which there is very little in the Pinion pit.	-
5	HPGR Feasibility comps.	PIN 12-05		Samples are labelled Pinion East and West.	2
6	Mining Phase 4 Composites	PIN 12-06	2022	Samples are labelled by rock type. Some have the zones listed as Pinion East and West.	29
TKK	Testing of Pinion and Dark Star composites by Conv. Crush & HPGR.		2021/22	Samples are labelled as Pinion East and West.
2023-2024	PC23-01 Column Group 1-4 and DSC23- 02 Column Group 1-2. Report of Metallurgical Test Work.	SRR06_07	2024	Samples are labelled Pinion. However, they are high sulfide and therefore not used.	-

Table 1-4: Pinion Phases 1, 3, & 6: Average Recoveries by Zone and Particle Size

Pinion	12 mm	25 mm
North	73%	74%
Main	62%	56%
East	73%	39%
West	81%	57%

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Table 1-5: Test Phases Summary (Dark Star)

Test Phase or name	Title	KCA file no.	Date	Comments	No. of useful column tests
1	Dark Star Project Bottle Roll and Column Leach Tests. Report of Metallurgical Test Work 2017	DKST01	2017	Samples are labelled Dark Star and Main. Contains twinning results.	44
2	Dark Star Project HPGR Test Work. Report of Metallurgical Test Work.	DKST02	2018	Samples are labelled Dark Star Main and North Composites	2
3	Dark Star Phase 3 met program.	DKST03	2019	Samples are labelled Dark Star Main and North, and by rock type. Contains twinning results.	50
TKK	Testing of Pinion and Dark Star composites by Conv. Crush & HPGR.	-	2021-2022	Samples are labelled Dark Star Main and North Composites.	2
Forte	Dark Star Diffusion testing.	20009/21032	2022	Samples are labelled Dark Star Main and North Composites	4
2023-2024	PC23-01 Column Group 1-4 and DSC23-02 Column Group 1-2, Report of Metallurgical Test Work.	SRR06_07	2024	Samples are labelled Dark Star, they are high sulfide and therefore not used, except to indicate the relationship between sulfide and recovery.

Table 1-6: Dark Star Phases 1, 2, & 3: Average Recoveries by Zone and Particle Size

Pinion	12 mm	25 mm
North	81%	77%
Main	74%	77%

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1.7	Recovery Methods

The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional heap-leach recovery circuit. The ore will be mined by standard open pit mining methods from two separate pits. Pinion and Dark Star ore will be truck-stacked on the heap. Approximately half of the ore will be truck-stacked as Run-of-Mine (ROM) ore directly; the other half of the ore will be truck-stacked after passing through a two-stage crushing circuit to produce a particle size of 80 percent passing (P80) equal to 1-inch.

The stacking rate will be in accordance with the mine plan. Gold and silver in the stacked ore will be leached with a dilute cyanide solution using a drip irrigation system at application rates in the range of 4,500-6,000 gallons per minute. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. The gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury recovery and then refined in a melting furnace to produce gold and silver doré bars.

1.8	Mineral Resource Estimate and Mineral Reserve Estimate

1.8.1	Mineral Resource Estimate

The estimated mineral resources presented in this Technical Report were classified in order of increasing geological and quantitative confidence into Inferred, Indicated, and Measured categories to be in accordance with the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” (2014) and therefore NI 43-101. Mineral resources are reported at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction.”

1.8.1.1	Dark Star, Pinion, Jasperoid Wash and North Bullion Deposits Mineral Resource Estimates

RESPEC modeled geology and metal domains for the Dark Star, Pinion, Jasperoid Wash and North Bullion deposits, then estimated and classified gold mineral resources. A silver estimate was also produced for the Pinion deposit. Gold Standard and RESPEC updated the geologic modeling for the various deposits and Gold Standard was intimately involved with metal domain modeling. Block sizes were 30 ft x 30 ft x 30 ft for Dark Star and Pinion, and 20 ft x 20 ft x 20 ft for Jasperoid Wash. The block size for modeling and estimation at the North Bullion deposits model was 10 ft x 10 ft x 10 ft for evaluation of underground potential, but reblocked to 30 ft x 30 ft x 30 ft to optimize open pits. Estimation was done using inverse-distance methods with powers ranging from two to four. Multiple models were estimated in order to optimize the estimation parameters.

The mineral resources estimated by RESPEC for the North and South Railroad properties is the block-diluted inverse-distance estimate and is reported at variable cutoffs for open-pit and underground mining. The cutoff for oxidized and transitional redox material in an open pit is 0.003 oz Au/ton, whereas the cutoff for sulfide material is 0.017 oz Au/ton. Potential sulfide underground resources, present at Dark Star North and the North Bullion deposit, are reported at a cutoff of 0.075 oz Au/ton. Mineral resources were classified as Measured, Indicated or Inferred for each deposit separately. Factors considered for classification include results of data verification and QA/QC results, the level of geologic understanding of each deposit, and performance of past mineral resource block models with new drilling. Table 1-7 presents the optimized pit- and underground grade shell-constrained estimated mineral resources for the individual Dark Star, Jasperoid Wash and North Bullion deposits based on a $2,800/oz gold price. The Pinion mineral resources are reported at a cutoff grade based on a gold price of $2,800/oz and silver price of $33.00/oz, and within pits optimized using a gold price of $2,300/oz and silver price of $27.00/oz. A table with the Dark Star, Pinion, Jasperoid Wash and North Bullion deposits mineral resources combined is also included. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Table 1-7: Dark Star, Pinion, Jasperoid Wash, North Bullion, and Combined Estimated Mineral Resources

Combined Dark Star, Pinion, Jasperoid Wash, and North Bullion Deposits Mineral Resources
Classification	Tonnage (kton)	Grades Au (oz Au/ton)	Contained Metal
Ag (oz Au/ton)	Gold (koz)	Silver (koz)
Measured	15,001	0.027	*0.176	401	509
Indicated	101,739	0.020	*0.131	2,058	6,915
Measured + Indicated	116,740	0.021	*0.133	2,459	7,424
Inferred	22,375	0.023	*0.077	519.18	111
*Silver resource from Pinion only, silver grade is based on Pinion tons
Dark Star Mineral Resources
Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
Measured*	0.003	12,117,000	0.028	340,000
Indicated*	variable**	33,675,000	0.020	665,000
Measured & Indicated*	variable**	45,792,000	0.022	1,005,000
Inferred - Open Pit	variable**	1,450,000	0.012	18,000
Inferred - Underground	0.075	380,000	0.108	41,000
*Mineral resources are inclusive of mineral reserves **Cutoff for oxide and transitional resources is 0.003 oz Au/ton, and for sulfide resources at 0.017 oz Au/ton
Pinion Mineral Resources
Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
Measured*	0.003	2,884,000	0.021	61,000	0.18	509,000
Indicated*	0.003	52,979,000	0.016	871,000	0.13	6,915,000
Measured & Indicated*	0.003	55,863,000	0.017	932,000	0.13	7,424,000
Inferred	0.003	1,435,000	0.012	17,000	0.08	111,000
*Mineral resources are inclusive of mineral reserves
Jasperoid Wash Mineral Resources
Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
Indicated	0.003	6,211,000	0.009	57,000
Inferred	0.003	11,086,000	0.007	82,000

North Bullion Mineral Resources
	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
North Bullion Indicated - Open Pit	variable*	5,657,000	0.066	371,000
North Bullion Inferred - Open Pit	variable*	4,199,000	0.060	254,000
North Bullion Inferred - Underground	0.075	215,000	0.091	19,000
Sweet Hollow Indicated	variable*	1,707,000	0.013	22,000
Sweet Hollow Inferred	variable*	2,069,000	0.012	24,000
POD Indicated	variable*	1,132,000	0.059	67,000
POD Inferred	variable*	690,000	0.052	36,000
South Lodes Indicated	0.003	374,000	0.013	5,000
South Lodes Inferred	0.003	645,000	0.012	8,000
**Cutoff for open pit oxide and transitional resources is 0.003 oz Au/ton, and for sulfide resources at 0.017 oz Au/ton

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Notes:

1.	The estimate of mineral resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.

2.	In-situ mineral resources are classified in accordance with CIM Standards.

3.	The base cases for all mineral resources are reported at cutoff grades based on a gold price of $2,800 oz Au, and have an effective date of September 30, 2025.

4.	Tabulations comprise all model blocks at variable cutoff grades for oxide/transitional and sulfide materials within the $2,800 optimized pits or within a 0.075 oz Au/ton grade shell for underground. Pit optimizations vary by deposit and used throughput rates of 12,200 tons/day and 20,000 tons/day; waste mining costs of US$2.12/ton to $2.20/ton mined; crushing, stacking and heap leaching costs of US$3.64/ton to US$4.48/ton; and general and administrative costs of $1.14/ton. At North Bullion, transportation costs of $40/ton are applied for shipping refractory material off-site.

5.	Recoveries are calculated within each block model, and vary by deposit, ore-type, redox state, sulfide-sulfur and inorganic-carbon content, and gold and silver grade. At Dark Star, assumed minimum metallurgical recoveries of 65% and 70% for gold for ROM and crushed ore, respectively, are applied; At Pinion, assumed variable metallurgical recoveries with base cases at 53% and 70% for gold for ROM and crushed ore, respectively, and base cases at 5% and 15% for silver for ROM and crushed ore, respectively.

6.	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

9.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

Barium was estimated into the Pinion deposit block model for use in metallurgical characterization of the Pinion mineralized material. The average barium grade is ~2.65% for the gold mineralization grading at least 0.005 oz Au/ton. Factoring between barium analytical results were required, which added some uncertainty to the model.

Cyanide-soluble gold block models were produced for the Pinion and Dark Star deposits. These estimates appear reasonable in areas with Gold Standard drilling, however, there is less confidence in some areas where cyanide-soluble gold data is lacking, such as where historical drilling is predominant.

An acid-base accounting (ABA) model was generated for Pinion and Dark Star to characterize waste material for mine planning and handling. An organic carbon model was also produced to evaluate effects on metallurgy at Pinion. Because of limited data, these estimates can only be considered as guides for environmental planning and metallurgy.

1.8.1.2	Pony Creek Deposit

The 2025 Pony Creek MRE is reported in accordance with the NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 29, 2019, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10, 2014.

AEPX completed the 2025 Pony Creek MRE in NAD27 / BLM 11N (ftUS) Coordinate System (EPSG:4411). The Pony Creek MRE utilized a block model with a size of 20 ft (X) by 20 ft (Y) by 10 ft (Z) to honor the mineralization wireframes for estimation. Gold grades were estimated for each block using Ordinary Kriging with locally varying anisotropy to ensure grade continuity in various directions is reproduced in the block model. The MRE is reported as undiluted.

The reported open-pit resources utilize a cutoff of 0.103 Au g/t Au for heap leach and 0.17 Au g/t for vat leach material. The resource block model underwent pit optimization using Deswik's Pseudoflow pit optimization. The resulting pit shell is used to constrain the reported open-pit resources.

The 2025 Pony Creek MRE comprises Inferred Mineral Resources of 493,000 thousand troy ounces (koz) gold at a grade of 0.0126 ozt/st (0.473 g/t) Au, within 35,417 thousand short tons (kst; 39,041 thousand metric tonnes [mkt]). Table 1-8 presents the complete 2025 Pony Creek MRE statement.

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Table 1-8: Summary of the 2025 Inferred Mineral Resources on the Pony Creek Project (1-7)

Mineral Resource Area	Material Type	Short Tons (kst)		Au (koz)	Au (g/t)	Au (ozt/st)
Bowl	Heap Leach	3,635	3,298	53	0.50	0.015
	VAT Leach	21,785	19,763	317	0.50	0.015
Appaloosa	Heap Leach	10	9	0	0.28	0.008
	VAT Leach	3,903	3,541	59	0.51	0.015
Stallion	Heap Leach	8,548	7,755	53	0.21	0.006
	VAT Leach	1,159	1,052	12	0.35	0.010
All	Heap Leach	12,193	11,061	105	0.30	0.009
	VAT Leach	26,848	24,356	387	0.49	0.014
	All	39,041	35,417	493	0.43	0.013

Notes:

1.	Warren Black, M.Sc., P.Geo., Senior Consultant: Mineral Resources and Geostatistics of APEX Geoscience Ltd., who is deemed a Qualified Person as defined by NI 43-101 is responsible for the completion of the 2025 Pony Creek mineral resource estimation, with an effective date of September 30, 2025.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

4.	There are no known legal, political, environmental or other risks that could materially affect the potential development.

5.	The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

6.	The reported open-pit resources utilize a cutoff of 0.103 Au g/t Au for heap leach and 0.17 Au g/t for vat leach material.

7.	Economic assumptions used include US$2,800/oz Au, process recoveries of 75% for Au in heap leach material and 85% for Au in vat leach material, a processing cost of US$1.90/t for heap leach and US$6.70/t for vat leach material, and a G&A cost of US$0.56/t.

8.	The constraining pit optimization parameters included a mining cost of US$2.49/t for both mineralized and waste material and assumed pit slope angles of 45°.

9.	Rounding may result in apparent discrepancies between tons, grade, and metal content.

1.8.2	Mineral Reserve Estimate

Measured and Indicated mineral resources were used as the basis to define mineral reserves for both the Dark Star and Pinion deposits. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and applying pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Modifying factors including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors have been applied in the estimate of mineral reserves.

RESPEC provided the final production schedule to M3 who developed the final cash-flow model which demonstrates that the Pinion and Dark Star deposits make a positive cash flow and are reasonable with respect to statement of mineral reserves for these deposits.

The total Proven and Probable Mineral Reserves reported for this FSU are shown in Table 1-9. Within the designed pits there are a total of 294 million tons of waste associated with the in-pit mineral reserves. This results in an overall project strip ratio of 4.00 tons of waste for each ton of material processed.

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Table 1-9: Total Dark Star and Pinion Proven and Probable Mineral Reserves

Dark Star	K Tons	oz Au/ton	K Ozs Au
Proven	9,339	0.033	304
Probable	22,326	0.020	456
P&P	31,665	0.024	761

Pinion	K Tons	Oz Au/ton	K Ozs Au	Oz Ag/ton	K Ozs Ag
Proven	2,329	0.021	50	0.191	445
Probable	39,440	0.018	706	0.146	5,749
P&P	41,769	0.018	756	0.148	6,195
Consolidated Gold Reserves
Dark Star & Pinion	K Tons	Oz Au/ton	K Ozs Au
Proven	11,669	0.030	354
Probable	61,765	0.019	1,162
P&P	73,434	0.021	1,516

Notes:

1.	The estimate of mineral reserves was done by Thomas L. Dyer, PE of RESPEC.

2.	Mineral reserves are classified in accordance with CIM Standards and are recognized at the point process feed.

3.	Mineral reserves are reported based on gross metal value (GMV) cutoff grades (See section 15.2.3) based on gold prices of $1,900 per ounce Au and silver prices of $23.00 per ounce Ag. The reserve effective date is September 30, 2025.

4.	Economic parameters and recoveries are described in Sections 15.2.1.

5.	As reserves were defined using lower metal prices compared to the economic analysis that supports them, resulting mineral proven and probable reserves are justified.

6.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

Note: Cutoff grades are applied by material type as described in Section 15.2.3;

Proven and Probable Mineral Reserves for Pinion include silver as reported above; and

Due to lack of silver at Dark Star, consolidated gold reserves are reported without silver to avoid reporting erroneous average silver grade.

1.9	Mining Methods

The FSU includes mining at both the Dark Star and Pinion deposits; both are planned as open-pit, truck and shovel operations. The truck and shovel method provides reasonable costs and selectivity for these deposits.

The production schedule considers the processing of material by ROM (Run-of-Mine). All ROM material will be dumped in place directly on the ROM leach pad. Monthly periods were used to create the production schedule with pre-stripping starting in Dark Star at month -2. Start of ROM processing is assumed to be month 8, while crushed processing is expected to begin in month 9.

The total Dark Star mining rate would ramp up from 18,900 tons per day to about 102,300 tons per day over a period of 7 months during pre-production. The maximum mining rate required in Pinion is 129,400 tons per day.

The FSU has assumed owner mining to keep the cost lower than it would be with contract mining. The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first principle hours required for primary mining equipment to achieve the production schedule. Primary mining equipment includes drills, loaders, hydraulic shovels, and 200-ton capacity haul trucks.

Waste storage facility designs were created for the FSU to contain the material that is not processed. A 1.3 swell factor was assumed which provides for both swell when mined and re-compaction when placed into the facility.

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1.10	Infrastructure

Project infrastructure for South Railroad has been developed to support the mining and heap leaching operations. Electrical power will be generated onsite by generators powered by liquified natural gas (LNG). Project buildings located at the site will include Security and Emergency services, Administration, Change House, Crushing, Truck Shop, ADR/Refinery Plant, and Laboratory buildings. These will mainly be located between Pinion and Dark Star pits for ease of access and be connected by local roads and haul routes.

1.11	Environment and Permitting

Orla and Gold Standard have been conducting environmental baseline studies over the past several years as part of their ongoing permitting efforts and in preparation for the submittal of permit applications for conduct mining operations. The main portion for the project area has been surveyed for surface water resources, including Waters of the United States (WOTUS), biological resources, and cultural resources. The project access road, and the water management area remain to be surveyed. In 2018, Gold Standard commenced material characterization testing of the mineralized material and waste rock to determine the metal leaching and acid generation potential. Additionally, an evaluation of the groundwater resources was commenced to determine groundwater supply potential, as well as the potential impacts from groundwater pumping and pit lake development.

Within and adjacent to the project area there are Greater Sage Grouse and Golden Eagles. These species will have an effect on how the project is permitted and what mitigation is required or proposed. Orla is working with the BLM on the management of these species.

The review and approval process for the Plan Application by the BLM constitutes a federal action under the National Environmental Policy Act (NEPA) and BLM regulations. Thus, for the BLM to process the Plan Application the BLM is required to comply with the NEPA and prepare either an Environmental Assessment (EA), or an Environmental Impact Statement (EIS). The BLM has determined that this process requires an EIS, due to the mine dewatering and potential pit lake. Preparation of the EIS is currently underway, with the Project accepted into the FAST-41 permitting process and now benefitting from a predictable and transparent Coordinated Project Plan that outlines a Record of Decision in mid-2026. Orla will also need an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

There are a number of environmental permits issued by the Nevada Department of Environmental Protection (NDEP) that are necessary to develop the project and which Orla needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources (NDWR) issues water rights for the use and management of water.

The SRMP (as defined below) is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. Gold Standard and Orla have been conducting baseline data collection for a couple of years for environmental studies required to support the Plan Application and permitting process. The waste and mineralized material characterization and the hydrogeologic evaluation are currently in their latter stages of development. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

Social and community impacts have been and are being considered and evaluated for the Plan Amendment and Plan Application performed for the project in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of all plan amendments to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

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Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

A Tentative Plan for Permanent Closure (TPPC) for the project would be submitted to the NEDP with the Water Pollution Control Permit (WPCP) application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach pad and waste rock facilities with growth media, and then revegetating. The design of the process components is not sufficiently advanced to determine the closure costs. Any residual heap leach or waste rock facilities drainage will be managed with evaporation cells.

1.12	Water Management

Orla developed a Water Management Plan for South Railroad in support of the FSU. The Water Management Plan formed the basis for evaluating the infrastructure and associated cost to manage water through the life cycle of the mine. The purpose of the Water Management Plan is to present the water management strategies that focus on water as an asset and allow Orla to proactively plan and manage water from development to post-closure such that operational and stakeholder water needs are met, and that human health and the environment are protected.

To support the development of water management strategies for the project, the following pre-design studies/activities were completed:

•	Analytical and numerical groundwater model to estimate pit dewatering requirements and potential impacts for the Dark Star North pit and the Pinion Phase 4/5 expansion;

•	Evaluation and modeling of long-term climate records and 24-hour design storms used as input for event-based stormwater modeling, continuous water balance modeling, and infiltration modeling;

•	Stormwater modeling and calculations for locating and sizing stormwater management infrastructure;

•	Infiltration modeling to predict the amount of seepage from the Water Rock Disposal Facility (WRDF) that will require management during operation, closure, and post-closure periods;

•	Water balance modeling to evaluate the supplies of and demands of site water over the LOM; and

•	Closure and 404 mitigation cost evaluation.

The water management strategy and technical investigations to support the Water Management Plan resulted in the following FSU level infrastructure:

•	Stormwater management and seepage collection facilities, such as channels, ponds, culverts, attenuation structures, down drains, and other related open-channel stormwater controls;

•	A groundwater dewatering system needed to mine ore below the groundwater table in the Dark Star pits and the Pinion Phase 4/5 expansion; and

•	A site-wide water conveyance system.

1.13	Capital Cost Summary

The capital expenditure schedule for the LOM is shown in Table 1-10.

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Table 1-10: Capital Expenditure Schedule

Capital Expenditure, ($000)	Initial	Sustaining
	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total
Mine Pre-Production	$31,719											$31,719
Mine Capital	$28,047	$30,906	$37,058	$25,700	$10,390	$7,178	$7,336	$799	$0	$0	$0	$147,414
Process	$324,138	$45,460	$5,028	$15,051	$13,148	$4,201	$0	$0	$0	$0	$0	$407,025
Owner's Cost	$10,837	$6,861										$17,697
Total	$394,741	$83,226	$42,085	$40,751	23,538	$11,379	$7,336	$799	$0	$0	$0	$603,855

1.14	Operating Cost Summary

The total production cost includes mine operations, process plant operations, general and administration, reclamation and closure, and government fees. Table 1-11 below shows the operating costs over the LOM by area.

Table 1-11: LOM Operating Costs

LOM Operating Cost ($000)
Mining	$816,007
Process Plant	$302,204
G&A	$80,678
Refining	$2,308
Total Operating Cost	$1,201,197
Royalty	$97,464
Salvage Value	-$16,419
Reclamation/Closure	$29,193
Total Production Cost	$1,311,435

1.15	Conclusions and Recommendations

The results of this study indicate that South Railroad is both technically and economically feasible and demonstrates robust returns, even at moderate metal prices. The authors recommend that the South Railroad project be advanced to detailed engineering, with a list of specific recommendations to achieve that goal (see Section 26).

Presently there are 1.60 million proven and probable ounces of gold and 6.1 million ounces of silver in the Dark Star and Pinion deposits estimated mineral reserves combined, 1.94 million measured and indicated ounces of gold in the Dark Star and Pinion deposits estimated mineral resources combined inclusive of mineral reserves, and 0.76 million inferred ounces of gold in the Dark Star and Pinion deposits estimated mineral resources combined. There are also 7.4 million measured and indicated and 0.11 million inferred ounces of silver in the Pinion resource, inclusive of mineral reserves. For the combined Jasperoid Wash and North Bullion mineral resources, there are 0.51 million ounces of gold classified as measured and indicated and 0.42 million ounces of gold classified as inferred. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

The FSU indicates an average gold production over the estimated 10-year LOM of about 104,000 ounces per year, with peak production in Year 1 and Year 5 of 149,000 ounces of gold. Cash costs are estimated to be $1,207 per ounce of gold after by-product credit, and AISC are estimated to be $1,505 per ounce of gold. The resulting after-tax cash flow is $1.09 billion, for an after-tax NPV (5%) of $782.7 million and an estimated payback period of 2.0 years. A summary of the pre-tax and after-tax FSU economic indicators is shown in Table 1-12.

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Table 1-12: Economic Analysis Summary

Indicators	Before-Tax	After-Tax
LOM Cash Flow ($000)	$1,413,021	$1,094,559
NPV @ 5% ($000)	$1,010,583	$782,677
NPV @ 10% ($000)	$733,940	$564,747
IRR	54.7%	48.0%
Payback (years)	1.8	2.0

Note: Gold price at $3,100 per ounce; silver price at $36.50 per ounce.

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2	Introduction

2.1	Purpose of Report

This NI 43-101 Technical Report was prepared by Qualified Persons from M3 with contribution by several QP’s for Orla of Vancouver, British Columbia, a corporation that is listed on the Toronto Stock Exchange (TSX: OLA) and the NYSE American (NYSE American: ORLA).

Orla owns the South Carlin Complex project in the southern Carlin trend, in Elko County, Nevada, USA.

This Technical Report for the South Carlin Complex project describes the feasibility of extracting and processing the oxide mineral reserve at the South Railroad project, which includes the Dark Star and Pinion gold deposits. This study incorporates new design-work, scheduling, and projected costs since the 2022 Feasibility Study.

This update is based on the resource estimates and the reporting gold and silver prices chosen as of September 30, 2025. This includes the updated 2025 mineral resource and mineral reserve estimates for the Dark Star and Pinion gold deposits, and updated mineral resource estimates for the Jasperoid Wash and the North Bullion deposits.

Orla has drilled, or received assays, for seven new holes since the effective dates of the databases for the respective deposits on the South Carlin Complex. Five holes were drilled in the North Bullion deposit, of which three tested the gold domain model, one did not reach the depth of mineralization, and one had no assays. The remaining two holes were drilled in or outside the South Lodes area. The new drilling in the North Bullion area was evaluated with respect to the resource models. Any changes resulting from the 2024 and 2025 drilling would manifest as local increases or decreases in the block model and would cause minor changes, likely small increases, to the reported resources. Further discussion is given in Section 14.

The North Railroad property includes the POD (formerly Railroad deposit), Sweet Hollow, South Lodes, and North Bullion cluster of gold deposits. Together these four deposits are referred to as the North Bullion deposits or North Bullion area. The first-time estimates of POD, Sweet Hollow, and North Bullion gold mineral resources were originally reported by Dufresne and Nicholls (2017b). The POD, Sweet Hollow, South Lodes, and North Bullion deposits were remodeled by RESPEC Company LLC. (RESPEC) in 2022, and mineral resources updated with new pit and stope optimizations are presented herein.

Other targets mentioned in this Technical Report include Bald Mountain, in the North Railroad property, and JR Buttes, Dixie, Irene, Sentinel, Ski Track, and East Jasperoid in the South Railroad property.

References to Tomera Formation equivalent stratigraphy have been noted historically. However, recent work suggests these units in the Railroad-Pinion area may not be of equivalent age, so all usage of Tomera Formation equivalent in this Technical Report refer to units that are Pennsylvanian-Permian undifferentiated.

This Technical Report has been prepared in accordance with the disclosure and reporting requirements set forth in the Companion Policy to NI 43-101 (NI 43-101CP), and Form 43-101F1 – Technical Report (43-101), as well as with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on May 10, 2014.

2.2	Sources of Information

In compiling the background information for this Technical Report, the authors relied on information provided by Orla and on other references as cited in Section 3.

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The Pinion, Dark Star, Jasperoid Wash, and North Bullion deposits mineral resource estimates presented in this Technical Report were estimated and classified under the supervision of Mr. Michael S. Lindholm, C.P.G. and Senior Geologist for RESPEC, Mr. Thomas L. Dyer, P.E., Senior Engineer for RESPEC, prepared the mining and economic studies for the FSU.

Table 2-1 is a list of qualified persons who prepared this Technical Report.

Table 2-1: List of Qualified Persons

QP Name	Company	Qualification	Site Visit Date	Area of Responsibility
Matthew Sletten	M3 Engineering & Technology Corporation, Chandler, AZ	P.E.	October 30, 2025	Sections 1, 1.1, 1.2, 1.10, 1.12, 1.13, 1.14, 1.15, 2, 3, 4, 5, 18, 19, 21 (except 21.1 and 21.4), 22, 23, 24, 25, and 26
Benjamin Bermudez	M3 Engineering & Technology Corporation, Chandler, AZ	P.E.	No site visit	Sections 1.7 and 17
Michael S. Lindholm	RESPEC Company LLC, Reno, NV	CPG	Aug 21, 2025	Sections 1.3-1.5, 1.8.1, 1.15, 6 (except 6.3, 6.4.4, and 6.5.3), 7 (except 7.2.3 and 7.2.5), 8, 9 (except 9.2), 10 (except 10.5 and 10.8), 11 (except 11.1.3, 11.4.2, 11.5.6, and 11.6.2), 12 (except 12.5), and 14 (except 14.6).
Thomas Dyer	RESPEC Company LLC, Reno, NV	P.E.	November 18, 2016	Sections 1.8.2, and 15
Gary (Joe) Petersen	RESPEC Company LLC, Reno, NV	SME-RM, QP	No site visit	Sections 1.9, 16, 21.1, and 21.4
Ray Walton	Ray Walton Consulting	P.E.	No site visit	Sections 1.6 and 13
Richard DeLong	Westland Engineering	QP-MMSA, RG, PG	No site visit	Sections 1.11 and 20
Warren Black	APEX Geoscience Ltd.	M.Sc., P.Geo.	No site visit	Section 1.8.1.2 and 14.6
Michael Dufresne	APEX Geoscience Ltd.	M.Sc., P.Geo.	Jan 26-27 2022	Sections 6.3, 6.4.4, 6.5.3, 7.2.3, 7.2.5, 10.8.3, 10.10.2, 11.1.3, 11.3, 11.4.2, 11.6.2, and 12.5.

2.3	Project Scope and Terms of Reference

Orla and Gold Standard have been actively exploring the North Railroad property since 2010 and the South Railroad property since 2014 (Koehler et al., 2014; Turner et al., 2015).

The scope of this study includes a review of pertinent technical reports and data provided to RESPEC by Gold Standard relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, interpretations, drilling programs, metallurgy, and estimated mineral resources.

The effective date of this Technical Report is September 30, 2025, and the issue date of the Technical Report is February 27, 2026. The effective dates of the Pinion and Dark Star databases on which the mineral resources described in this Technical Report are estimated on are February 19, 2025 and February 20, 2025, respectively. The effective date of the Jasperoid Wash database is January 29, 2025, and the effective date of the North Bullion deposits database is December 22, 2023. The effective dates of the Pony Creek database is May 20, 2025. New optimized pits and underground shells were generated using current mining costs in 2025, so the effective dates of the reported mineral resource estimates for all deposits is September 30, 2025, when the new reporting gold price was established.

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2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure

In this Technical Report, measurements are generally reported in metric units. Where information was originally reported in imperial units, RESPEC has made the conversions as shown below. In the case of metallurgical test data and historical mineral resource estimates the units are as originally reported in order to preserve historical accuracy and avoid errors that can result from rounding converted data.

Currency, units of measure, and conversion factors used in this Technical Report include:

Linear Measure
1 inch	= 2.54 centimeter
1 foot	= 0.3048 meter	= 0.3333 yard
1 mile	= 1.6093 kilometer
Area Measure
1 acre	= 0.40469 hectares	= 0.001562 square mile
Capacity Measure (liquid)
1 gallon	= 3.7846 liters
Weight
1 ton	= 1 imperial short ton	=2,000 pounds
1 tonne	= 1.1023 short tons	= 2,205 pounds or = 1,000 kilograms
1 kilogram	= 2.205 pounds

Regarding currency, unless otherwise indicated, all references to dollars ($, US$ or USD) in this Technical Report refer to currency of the United States.

Frequently used acronyms and abbreviations are as shown in Table 2-2.

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Table 2-2: Acronyms and Abbreviations

Abbreviation	Description
2SD	two times the standard deviation
3SD	three times the standard deviation
AA	atomic absorption spectrometry
ABA	acid-base accounting
Ag	silver
AgCN	cyanide-soluble silver
AgFA	silver analysis by fire assay, total silver content
AISC	All-in Sustaining Costs
Au	gold
AuCN	cyanide-soluble gold
AuFA	gold analysis by fire assay, total gold content
Calc, calc	calculated
CINO	inorganic carbon
cm	centimeters
core	diamond core-drilling method
°C	degrees Celsius
Ext	extracted
°F	degrees Fahrenheit
FA	fire assay
ft	foot or feet
ft2, sf	square feet
gal	gallon(s)
g	gram
gpl	grams per liter
GPM, gpm	gallons per minute
g/t	grams per metric tonne
Ha	hectares
hd	head
HP	horsepower
Hr., hr., hrs	hour, hours
ICP	inductively-coupled plasma-emission spectrometric method
ICP-MS	inductively-coupled plasma-emission and mass spectrometry
in	inch or inches
kg	kilograms
km	kilometers
kW	kilowatts
kWh/m3	kilowatt-hours per cubic meter
kWh/yr	kilowatt-hours per year
l	liter (L in metallurgical use)
lb or lbs.	Pounds
m	Meters
Ma	million years
mi	mile or miles
mm	millimeters

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Abbreviation	Description
µm	micron or 10-6 meters
NAG	non-acid generating, (neutralizing potential)
NSR	net smelter return
Opt, oz/ton	troy ounce per short ton
org	Organic
oz	troy ounce
P80	the theoretical square screen-opening, through which 80 weight percent of the particles will pass.
PAG	potential acid generating
ppm	parts per million
ppb	parts per billion
QA/QC	quality assurance and quality control
RC	reverse-circulation drilling method
RQD	rock-quality designation
SO4	Sulfate
st	Imperial short ton (2,000 pounds)
SSUL	sulfide sulfur
t	metric tonne or tonnes
tot	total

Note: AISC represents a non-GAAP (non-Generally Accepted Accounting Principles) metric used in the gold mining industry to provide a comprehensive, standardized measure of the full cost of producing an ounce of gold.

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2.5	Forward-looking information

This report contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the mineral resource estimates and mineral reserve estimates; the development and production plans for the project and timing thereof; permitting; future resource expansion; and other goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments are or may be expected to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the authors of this report on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future prices of gold and silver; anticipated costs and the ability to fund programs; the ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the ability to secure and to meet obligations under agreements relevant to the project; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the ability to operate in a safe, efficient, and effective manner; the ability to obtain financing as and when required and on reasonable terms; that activities will be in accordance with public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Project. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of economic studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to foreign subsidiaries; risks related to the accounting policies and internal controls; enforcement of civil liabilities; gold industry concentration; shareholder activism; other risks associated with executing the objectives and strategies; as well as those risk factors discussed in Orla’s most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations, the QPs and Orla undertake no obligation to update these forward-looking statements if beliefs, estimates or opinions, or other factors, should change.

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3	Reliance on Other Experts

Mr. Ekins, who is an independent registered professional landman (RPL#32306) and president of GIS Land Services in Reno, Nevada, assisted with the preparation of the summary land description and property maps discussed below. Mr. Ekins and Orla have relied upon title opinions prepared by Mr. Jeff N. Faillers of Erwin Thompson Faillers, of Reno, Nevada, Mr. Richard Thompson of Harris & Thompson, of Reno, Nevada, and Ms. Tracy Guinand, an independent registered professional landman of Tracy Guinand Land LLC, of Reno, Nevada. The opinions provided on surface ownership and subsurface mineral ownership, along with royalty information, are current as of the effective date of this Technical Report. Additional details with respect to the surface and subsurface ownership are provided in Orla’s most recent Annual Information Form (AIF), which can be found on the SEDAR+ website at www.sedarplus.ca.

The sample collection, security, transportation, preparation, and analytical procedures are judged by the authors to be acceptable and to have produced data suitable for use in the estimation of the mineral resources reported in Section 11, subject to those exclusions or modifications discussed in Section 14. The authors consider the procedures utilized by Orla and the assay laboratories to be appropriate for use as described.

The QPs of this report relied upon contributions from other consultants as well as Orla. The QPs have reviewed the work of the other contributors and find that this work has been performed to normal and acceptable industry and professional standards. The authors are not aware of any reason why the information provided by these contributors cannot be relied upon and do not disclaim any reliability in respect thereof.

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4	Property Description and Location

4.1	Location and Land Area

The property that is the subject of this Technical Report comprises three contiguous areas of mineral tenure held by Orla (Figure 4-1) that straddle the Piñon Range in the Railroad mining district at the southeast end of the Carlin trend, a northwest-southeast trending belt of prolific gold endowment in northern Nevada. In previous Technical Reports, the northern portion of the land holdings, now referred to as the North Railroad property (Figure 4-1), has been referred to as the Railroad project and the Railroad property (Dufresne et al., 2017). The southern portion of the Railroad-Pinion property, now referred to as the South Railroad property (Figure 4-1), was referred to as the Pinion project and the Pinion property in previous technical reports (Dufresne et al., 2017). In November 2017, Gold Standard published a technical report on the Railroad-Pinion property, which included a mineral resource estimate for the North Bullion, POD, and Sweet Hollow gold deposits (Dufresne and Nicholls, 2017b), located in the North Railroad property, approximately six miles north of the Dark Star and Pinion deposits. Based on available information, North Bullion, POD, and Sweet Hollow would not likely share a common mining infrastructure with Dark Star and Pinion.

The South Carlin Complex properties in the Piñon Range is accessed primarily from the four-lane transcontinental U.S. Interstate 80 (I-80), approximately 275 miles west of Salt Lake City, Utah, and 290 miles east of Reno, Nevada (Figure 4-1). The project is located between 8 and 29 miles south of I-80 and can be reached by a series of paved and gravel roads from Elko, Nevada (population 20,800). The property is centered approximately at UTM NAD27 Zone 11 coordinates of 585,000E and 4,480,000N.

The South Carlin Complex properties combined constitute a land position totaling 66,507 acres, and with partial interests taken into consideration, 50,600 acres net acres of land in Elko and Eureka Counties, Nevada. The properties are located within Sections 13 and 24 in Township (T) 28N, Range (R) 52E; Sections 1 to 4, 10 to 14, 16, to 21, 23, and 24 in T28N, R53E; Sections 4 to 9 and 16 to 21 in T28N, R54E; Sections 1 to 31, 33, 35, and 36 in T29N, R53E; Sections 18, 19, and 30 in T29N, R54E; Section 12 in T30N, R52E; Sections 1 to 36 in T30N, R53E; Sections 24 and 36 in T31N, R52E; Sections 8, 10, 14 to 22, 24, 26 to 36 in T31N, R53E; and Sections 8, 18, and 30 in T31N, R54E, as shown in Figure 4-2. Orla owns or otherwise controls 100% of the subsurface mineral rights on a total of 29,942 acres of land held as patented and unpatented lode claims. This includes 1,455 621 unpatented claims owned by Gold Standard and, 207 unpatented claims held under lease, and 789 unpatented claims owned by Clover Nevada II LLC. Gold Standard also owns or leases 30 patented claims (Appendix B).

There is also a total of 23,628 gross acres of private lands of which Gold Standard’s ownership of the subsurface mineral rights varies from 49.2% to 100% (Figure 4-2), for a net position of approximately 20,658 gross acres.

The Pony Creek Property lies in the Piñon Mountain range in the Railroad Mining District at the southeast end of the Carlin Trend and the south end of the South Railroad Property. The Pony Creek Property is located within section 1 in Township 27N, Range 53E; sections 3-10, 15-16 in Township 27N, Range 54E; sections 1-4, 11-14, 23-25, 36 in Township 28N, Range 53E; sections 4-9, 16-21, 28-34 in Township 28N, Range 54E; sections 10, 14, 16, 20-22, 25-28, 33-36 in Township 29N, Range 53E; Mount Diablo Base and Meridian. The approximate center of the Property is at UTM NAD27 Zone 11 coordinates 590,500E and 4,462,300N.

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Source: Dufresne and Nicholls, 2017b	Source: Dufresne and Nicholls, 2017b

Figure 4-1: Location Map for the South Carlin Complex (Excluding Pony Creek)	Figure 4-2: South Carlin Complex (Excluding Pony Creek) with Ownership Percentages, Elko County, Nevada

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Private surface and private mineral property are wholly owned and subject to lease agreement payments (see Section 4.2) and property taxes (paid on an annual basis) as determined by Elko County. Unpatented lode mining claims grant the holder 100% of the locatable mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. Ownership of the unpatented mining claims is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the BLM. Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the BLM. Currently, annual claim-maintenance fees are the only federal payments related to unpatented mining claims. The mineral rights do not expire if the unpatented claims are maintained by paying an annual fee of $200 per claim to the U.S. Department of Interior, BLM prior to the end of the business day on August 31 every year. A notice of intent to hold must also be filed with the Elko or Eureka County Recorder on or before November 1 annually, along with a filing fee of $12.00 per claim, plus a $12.00 document fee.

Orla has completed its federal claim maintenance fee obligations for the owned and leased unpatented claims for 2025-2026 assessment year. The federal claim maintenance fees for the claims for the 2026-2027 assessment year are due on or before September 1, 2026. Orla’s estimated claim maintenance fee cost for the owned and leased unpatented claims is $713,902 per annum, and the company’s total estimated annual cost to maintain its property package is $2,387,774.

4.2	Agreements and Encumbrances

Portions of the unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) and Mineral Production (MP) royalty agreements, or Net Profit Interest (NPI) agreements. The locations and aerial distribution of the currently relevant royalty encumbrances for the South Carlin Complex (excluding Pony Creek) are shown in Figure 4-3 and South Carlin Complex property – Pony Creek are shown in Figure 4-4. These are summarized as follows:

•	1% NSR royalty to Franco-Nevada U.S. Corporation, as successor-in-interest to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the property acquired by statutory plan of arrangement;

•	1.5% MP royalty to Kennecott Holdings Corporation on claims noted as the Selco Group;

•	5% NSR royalty to the owners of the undivided private mineral interests;

•	Gold Standard owns an approximate 99.2% mineral interest in Sections 21 and 27 by way of several lease agreements. Pursuant to the terms of the relevant lease agreements, Sections 21 and 27 are subject to a 5% NSR royalty to the lessors of the leased property;

•	Section 22 is comprised of the TC 1 through 39, and TC 37R and 38R unpatented lode mining claims owned by Gold Standard. The TC claims are subject to an unknown/unspecified NSR royalty to "GSI, Inc., of Virginia";

•	1% NSR royalty to Aladdin Sweepstake Consolidated Mining Company on the portion of the property acquired by statutory plan of arrangement, including the PIN#1 to PIN#12 lode mining claims;

•	4% NSR royalty to ANG Pony LLC for mining claims leased by Gold Standard in Sections 34 and 36 in T30N, R53E, and Sections 2 and 4 in T29, R53E;

•	3% NSR royalty to Peter Maciulaitis for certain mining claims in Sections 24 and 26 in T30N, R53E;

•	A 3% NSR royalty (relative to mineral interest) to Linda Zunino and Tony Zunino, Trustees of the Delbert J. Zunino and Linda Zunino Family Trusts dated October 11, 1994, and a 3% NSR royalty (relative to mineral interest) to John C. Carpenter and Roseann Carpenter, husband and wife, on Section 23 in T29N, R53E;

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•	2% NSR royalty to Maverix Metals Inc., a successor-in-interest to Amax Gold Inc., on certain patented and unpatented mining claims owned by the company;

•	A 3% NSR royalty to Nevada Sunrise LLC on the 14 WMH claims situated in Sections 1, 2, 3, and 11 in T29N, R53E;

•	A 3.5% NSR royalty (relative to mineral interest) to Dominek Pieretti and the heirs of Tosca Sullivan on Sections 3, 5, 7, 8, 9, 10, 15, 17, 19, 21, 29, 31, and 33 in T29N, R53E, and Section 33 in T30N, R53E; and

•	A 3% NSR royalty to Royal Gold, Inc. on claims related to Pony Creek;

•	A 2.0% NSR royalty to Royal Gold, Inc. on claims related to Dixie Flats; and

•	A 3.0% NSR royalty to Royal Gold, Inc. on claims related to North Star.

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North Bullion
Bald Mountain
Railroad
Pige Mountain
Irene
Pinion
Dark Star
JR Buttes
Dixie
Jasperoid Wash
Pine Valley
Crane Springs
Cedar Ridge
32N 51E
32N 52E
32N 53E
32N 54E
32N 55E
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
570000
580000
590000
600000
4490000
4480000
4470000
4460000
Legend
GSV Targets
Townships
Sections
Property Boundaries
Pinion Property
Railroad Property
Net Smelter Royalty
5% on 49.25 or 50%
0% on 100%
2% on 100%
3.375% on 75%
3-4% on 100%
4.25% on 98%
4.5% on 98%
5% on 98-100%
5% on 100%
2% plus an unspecified royalty
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Net Smelter Royalty Encumbrances
1:250,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
November, 2017

Source: Dufresne & Nicholls, 20147b

Figure 4-3: South Carlin Complex Property Map with Royalty Encumbrances (Excluding Pony Creek)

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29N 53E
29N 54E
29N 54E
28N 54E
28N 53E
28N 54E
Pony Creek Project, Oct 2023
Current Claim Boundary
3% NSR, original Clover claims
0% NSR, Pony Spur claims
0% NSR, claims staked by Clover
1:60,000
N
0 0.25 0.5 1 Miles
0 0.5 1 1.5 Km
NAD 1983 UTM Zone 11N Meter

Figure 4-4: South Carlin Complex – Pony Creek Property Map with Royalty Encumbrances

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4.3	Environmental Permits

As of the effective date of this Technical Report, the authors are not aware of any significant factors or risks that may affect access, title, or the right or ability to perform work on the property. Gold Standard controls sufficient ground and has sufficient permitting in place to access the project and continue future exploration programs. Details on permitting are provided below.

South Railroad Mine Project

A Plan of Operations for the South Railroad Mining Project was submitted to the BLM in November 2020, and BLM issued a letter of completeness in December 2020. Due to the scope of the project, BLM determined that an Environmental Impact Statement (EIS) must be prepared under the National Environmental Policy Act prior to approval. Preparation of the EIS is currently underway, and the BLM issued the Notice of Intent in August 2025. The Project was accepted into the FAST-41 permitting process in late 2025 and now benefits from a predictable and transparent Coordinated Project Plan that outlines a Record of Decision in August 2026. State and Federal permitting is being advanced concurrently with the EIS process. The Water Pollution Control Permit, Jurisdictional Water (404) permit, and Groundwater Discharge (NPDES) permit are currently under review. Air Operating Permits have been received, and other state permits are in process.

Exploration at South Carlin Complex

Orla currently has three Plans of Operations (PoO) in place with the BLM and four Nevada Reclamation Permits with the Nevada Division of Environmental Protection (NDEP) within the South Carlin Complex, along with two Notices of Intent (Figure 4-4).

The Railroad Exploration Project was permitted by GSV in 2012 with an Environmental Assessment. The PoO covers 3,169 acres (2,620 acres public, 549 acres private) in Sections 28, 32-34, T31N, R53E and Sections 3 and 4, T30N, R53E. It is permitted for a total of 150 acres of disturbance. As of 2025, the project is fully bonded in the amount of $1,239,033, posted with the BLM. (Plan of Operations NVN-089543. Nevada Reclamation Permit No. 0340).

The South Railroad Exploration Project was first permitted by GSV with an Environmental Assessment in 2017 and was expanded in 2020 with a Determination of NEPA Adequacy (DNA). The PoO covers 15,327 acres (274 acres public, 226 acres private) in Sections 13-16, 20-28, and 34-36 in T30N, R53E and Sections 2-5, 8-11, and 15-17 T29N, R53E. It is permitted for a total of 500 acres of exploration-related surface disturbance. As of 2025, the project is bonded for up to 425 acres of disturbance, in the amount of $2,175,390, posted with the BLM. (Plan of Operations NVN-094861. Nevada Reclamation Permit No. 0365).

The Pony Creek Exploration Project was permitted by Clover in 2020 with an Environmental Assessment. The PoO covers 5,267 acres of public land in Sections 10, 14, 16, 22, 26-28, and 33-35, T29N, R53E, and Sections 2-4, and 11, T28N, R53E. It is permitted for a total of 150 acres of disturbance. As of 2025, the project is bonded for up to 44.7 acres of surface disturbance, and in March of 2026 Orla is requesting to fully bond the project for 150 acres of disturbance. The BLM holds a bond for $351,385, and the full bond for 150 acres will be approximately $1,000,000. (Plan of Operations NVN-098040/NVNV106202012. Nevada Reclamation Permit No. 0403).

The North Bullion Exploration Project is entirely on private land (640 acres) in Section 27 T31N R53E and has a Nevada Reclamation Permit for up to 60 acres of disturbance. As of 2025, it is fully bonded in the amount of $869,809, held by NDEP. (Nevada Reclamation Permit No. 0329).

Notices of Intent cover exploration at LT and Section 22. LT is located in Section 16 T30N R53E (Notice NVN-97647), and Section 22 is located in Section 22 T31N R53E (Notice NVN-094667).

Other Exploration

The Green Springs Exploration Project is permitted to Clover with an Environmental Assessment through the US Forest Service. The project is permitted for 75 acres of disturbance on 801 acres of forest service land approximately 40 miles southwest of Ely, Nevada. It is located in Sections 14, 15, 22, 26, 27, and 34, T15N R57E. (Plans #09-14-01 & #09-22-02).

The Lewis Notice of Intent with the BLM is near Battle Mountain, Nevada, in Sections 9, 16, 20, and 21 T31N, R43E. (Notice NVN 094850).

The East Camp Douglas Notice of Intent with the BLM is in Mineral County, Nevada, in Sections 27, 28, 34, and 35 T6N R34E, and Sections 1, 2, 11, and 12 T5N R34E. (Notice NVN-90716).

4.3.1	Other Permits

Surface Area Disturbance (SAD) Permits through NDEP Bureau of Air Pollution Control are held for the South Railroad Exploration, Railroad Exploration, Pony Creek Exploration, and North Bullion Exploration Projects.

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North Bullion
Bald Mountain
Railroad
Irene
Pinion
Dark Star
JR Buttes
Dixie
Jasperoid Wash
31N 52E
31N 53E
31N 54E
30N 52E
30N 53E
30N 54E
29N 52E
29N 54E
28N 52E
28N 53E
28N 54E
Copyright © 2013 National Geographic Society, i-cubed
Explanation
GSV Targets
Mineralized Zones
GSV Property Boundary
Elliot Amended
North Bullion
Railroad
South Railroad Amended
GSV Mineral Claims
Patented Lodes
100% Mineral Interest
98% to <100% Mineral Interest
73% to <100% Mineral Interest
49.2% to 50% Mineral Interest
Miles
GOLD STANDARD VENTURES (US) INC.
Surface PoO & NOI
Permit Areas
EM

Source: Gold Standard, 2018

Figure 4-5: Property Map with Property and Permit Boundaries (excluding Pony Creek)

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Access to Property

The primary site access for South Railroad will be from Elko, NV using a 41.7-mile access route. This 41.7-mile route begins from its intersection with 12th Street in Elko, NV and continues approximately 5.5 miles along the existing paved State Route (SR) 227 (i.e., Lamoille Highway) to the intersection with SR 228 (i.e., Jiggs Highway). The route continues south along paved SR 228 for another 5.5 miles to the paved Elko County Road 715 (i.e., South Fork Road). The route follows southward along County Road 715 approximately 5.7 miles to the intersection with County Road 715B (i.e., Lucky Nugget Road/Grant Avenue). From this intersection, the route follows County Road 715B approximately 3.1 miles along the west shore of South Fork Reservoir through a semi-rural residential area to the intersection with BLM Road 1119, which continues southwest approximately 6 miles to its intersection with Elko County Road 720 (i.e., Bullion Road). The route follows the Bullion Road southwest approximately 10 miles to the intersection with the un-improved BLM Road 1053, then continues southward following the approximate alignment of BLM Road 1053 along the eastern flank of the Pinion Range approximately 6 miles to the South Railroad Project. Travel within the project area is currently via a network of historical and recently constructed direct roads and four-wheel drive tracks.

Access to the Pony Creek Property from Elko is provided by traveling southeast on State Highway NV-227 E for 9 km (5.6 miles) and then south along State Highway NV-228 S for 53.3 km (33.1 miles) past the town of Jiggs, Nevada, to the intersection with the Red Rock Ranch gravel county road. Travel west along the Red Rock Ranch gravel road for approximately 4.8 km (3 miles), continue south for 4.5 km (2.8 miles) and follow the gravel road in a westward direction for 17.9 km (11.1 miles) to the eastern edge of the Property. From this location, several unmaintained two-track roads transect the Property and provide access to the northern and southern portions of the Property. Alternately, the Property can be accessed from Carlin, NV, by travelling south along State Highway NV-278 S for 45 km (28 miles) and 0.3 km (0.2 miles) along an unnamed gravel road to Indian Pony Road, which provides access to the western edge of the Property.

5.2	Climate

The project area has a relatively dry and cool, high-desert climate. Weather records from the Newmont Mining Corporation (Newmont) Carlin mine, 34 miles to the north, indicate that from 1966 through 2002, the average January maximum and minimum temperatures were 34°F and 20°F, respectively. July average maximum and minimum temperatures were 83°F and 58°F, respectively.

Rainfall in the region is generally light and infrequent between May and October. At Emigrant Pass, 10 miles west of the town of Carlin, Nevada and 12 miles northwest of the property, average annual precipitation has been 12.9 inches with average precipitation on January and July of 1.5 inches and 24 inches, respectively (US Climate Data). Much of the annual precipitation occurs as snowfall during the winter months.

Precipitation can vary dramatically with changes in elevation and season. Moist airflow from the south brings summer thunderstorms from July through September. A small number of these storms may carry heavy rains that can cause localized flooding in creeks and drainages. Winter snow and spring runoff may temporarily limit local access with respect to drilling and other geological fieldwork activities between November and April each year but are not considered to be significant issues. Mining and exploration can be conducted year-round with adequate snow removal and maintenance of access roads.

5.3	Physiography

Northern Nevada is within the Basin and Range physiographic province, an area characterized by gently sloping valleys bounded by generally north-south-trending mountain ranges. The project area is located within and adjacent to the Piñon Range at elevations ranging from 5,807 feet to nearly 8,694 feet above sea level. Lower elevations consist of gentle, rolling hills with little to no bedrock exposure. Higher elevations are characterized by steeper slopes, deeply incised drainages, and an increase in bedrock exposure.

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Vegetation largely consists of sagebrush, rabbit brush, small cacti, and bunch grass communities, consistent with a high-desert climate. Cottonwood trees are present in canyon and creek bottoms, and near springs. Pinyon pine, juniper, mountain mahogany, and aspen trees are present in some areas at higher elevations.

5.4	Local Resources and Infrastructure

Elko, Nevada is a small, full-service city based on mining, ranching, and transportation that has served as the center for northern Nevada mining and exploration for more than half a century. Housing, hotels, groceries, restaurants, clinics, and a hospital, industrial supplies, a regional airport with daily flights to and from Salt Lake City, Utah, interstate highway and railway, local, state and federal government offices, fuel, telecommunications, engineering services, light and heavy equipment sales and services, and a community college are all present.

In this part of Nevada, there are local, regional, and international exploration and mining service companies, including assay laboratories, surveyors, suppliers, drilling contractors, and heavy equipment vendors supporting the exploration and mining industry. These companies are served by a skilled and experienced local labor force accustomed to the mining and exploration industries.

The North Railroad and South Railroad portions of the property are within 40 miles of several large, active open-pit and underground mines operated by Newmont and Barrick Gold Corp. (Barrick) along the Carlin trend. These mine sites also include fully operational mill complexes designed to treat sulfide and/or carbon-sulfide refractory gold ores.

Water for drilling at Pinion, Dark Star, and Jasperoid Wash is available at the project site. For communications, a commercial cellular telephone and data network is available in select locations. There are sufficient and appropriate sites within the property to accommodate exploration and potential mining facilities, including waste rock disposal, heap-leach pads, and processing infrastructure. Surface rights controlled by Gold Standard are sufficient for potential mining operations.

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6	History

Historical exploration conducted at the North Railroad and South Railroad properties is summarized below (Section 6.1 and 6.2) and is largely derived from Dufresne and Nicholls (2016), Dufresne et al. (2017), Dufresne and Nicholls (2017b), Dufresne and Nicholls (2018), and other sources as cited. The location of the primary deposit and exploration areas are shown in Figure 6-1. Mr. Lindholm has reviewed this information and believes it accurately represents the history of the property as presently understood. RESPEC has added details of drilling types, footage, and number of holes based on Orla’s project-wide database.

Historical exploration conducted at the Pony Creek property is summarized below (Section 6.3) and has been sourced from previous technical reports and studies by Russell (2004; 2006), Gustin (2017), Spalding (2018), and Dufresne and Clarke (2022).

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1900000
1910000
1920000
1930000
1940000
1950000
14750000
14740000
14730000
14720000
14710000
14700000
14690000
14680000
14670000
14660000
14650000
14640000
14630000
Pinon Mountains
POD Zone
North Bullion
Sweet Hollow Zone
Bullion
Bunker Hill
Bald Mountain Area
8693 ft
8408 ft
Dixie Creek
Dark Star Area
Irene Area
Pinion Area
Ski Track Area
JR Buttes Area
Dixie Area
Smith Creek Basin
Jasperoid Wash Area
Pony Creek Claims
Project Areas
North Railroad
South Railroad
Pony Creek
Land not controlled by Orla
North Railroad
South Railroad
Drill Holes
Drill Hole Area
N
S
E
W
Feet
0
14,000
28,000
Client
ORLA MINING
Consultant
RESPEC Reno Office
775-856-5700
Project
SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA
Title
Drill Hole Map
Showing All Drill Holes
Coordinate System:
UTM NAD 27 Zone 11 / Units: US Feet
MMM-DD-YYYY:
25 August 2025

Figure 6-1: Deposit and Prospect Areas in the South Carlin Complex

(Colored dots are depictions of drill holes in deposit and prospect areas indicated by adjacent labels)

6.1	South Railroad Property

Parts of the current South Railroad property, shown in Figure 6-1, have been held by at least 15 different successive operators at various times. The summaries in Table 6-1 and Table 6-2 provide a timeline of the historical operators that held ownership of various parts and conducted historical exploration work. In some cases, historical project and property names, and boundaries have been applied in different forms than have been in use by Gold Standard, and then by Orla following the acquisition of Gold Standard in 2022. Drilling by historical operators is summarized in Section 10.

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6.1.1	Dark Star Deposit

The Dark Star deposit is located approximately 2 mi (~3 km) east of the Pinion Main zone (Figure 6-1). In 1990, a surface gold anomaly was identified through rock and soil sampling at what became the Dark Star deposit by Crown Resources (Crown). Historical exploration work was conducted in the Dark Star area from 1990 through 1999 by Crown, Westmont Resources Inc. (Westmont), Cyprus Exploration Corporation (Cyprus), Cameco, Royal Standard Minerals (RSM), Mirandor Exploration (U.S.A.) Inc. (Mirandor), and Kinross Gold U.S.A, Inc. (Kinross), as summarized in Table 6-1. Drilling in 1991 confirmed the presence of subsurface gold mineralization at Dark Star. Further historical drilling identified an approximately north-south-trending mineralized zone that became known as the Dark Star Corridor. Ultimately, the exploration activities conducted by the historical companies partly delineated a zone of gold-silver mineralization at the Dark Star prospect in Township 30 North, Range 53 East, Section 25. Historical drilling at Dark Star is summarized in Section 10.

Table 6-1: Summary of Historical Exploration in the Dark Star Deposit Area

Year	Company	Exploration
1984	Cyprus/AMAX	-	9 rotary holes
1990	Crown	-	Discovery and definition of Dark Star surface mineralization with rock chip and soil samples.
1991	Crown,	-	38 holes; detailed rock and soil sampling; geologic mapping; 6 reconnaissance holes peripheral to the Dark Star deposit.
	Westmont	-	3 holes north of the Dark Star mineralized zone.
1992	Crown	-	33 holes; detailed CSAMT survey; detailed palynology studies to better define Dark Star stratigraphy;
		-	Estimated mineral resource in Section 25 (Calloway, 1992, see discussion below in Section 6.3).
1994	Crown	-	updated estimated mineral resource of Pan Antilles Resources (McCusker and Drobeck, 2012, see discussion below in Section 6.3).
1994-1995	Cyprus	-	9 holes north of the Dark Star mineralized zone (not in Orla’s database);
		-	Estimated mineral resource (see discussion below in Section 6.3).
1997	Cameco, RSM	-	Gradient IP/Resistivity survey between Dark Star and Dixie
1997	Mirandor	-	11 holes north and west of Dark Star mineralized zone.
1998	Kinross, Mirandor	-	7 holes just north of mineralized zone.
1999	Kinross, Mirandor	-	6 holes northwest of mineralized zone.

6.1.2	Pinion Deposit

Exploration activity at the Pinion area dates to the discovery of the Pinion prospect in 1980 by Newmont, who referred to the prospect as Trout Creek. The majority of the historical work was conducted in the late 1980s and early to mid-1990s and overlaps somewhat with that of the adjacent North Railroad property. Historical exploration work conducted in the Pinion area is summarized in Table 6-2. This work identified a Carlin-type gold deposit at the Pinion prospect in Township 30 North, Range 53 East, Sections 22 and 27 which for a time was known as the South Bullion deposit.

Historical RC drilling began in 1980 and is summarized in Section 10. Exploration efforts identified two discrete zones of mineralization (Main and North) with most of the historical drilling focused at the Main zone, including the testing of jasperoid breccia outcrops located near the southern boundary of Section 22 in T30N and R53E. Historical drilling extended the Main zone gold mineralization well into Section 27 to the southeast. The north zone is located approximately ~1,000 ft (~305 m) northeast of the Jasperoid outcrops of the Main zone.

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In 2014, Gold Standard acquired a large part of the Pinion and surrounding area mineral rights from Scorpio Gold Corporation (Scorpio). Exploration activities conducted by Scorpio prior to the acquisition by Gold Standard are unknown. Subsequently, Gold Standard expanded their land position to include all of South Railroad.

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Table 6-2: Summary of Historical Exploration, Pinion Area

(modified from DeMatties, 2003; Dufresne and Nicholls, 2017; and with data from Gold Standard, 2018 and 2019)

Year	Company	Exploration Work Performed
1980	Newmont	-	Regional stream sediment survey within the Piñon Range, which revealed a geochemical anomaly along Trout Creek.
		-	Further prospecting and discovery of the baritic jasperoid, Pinion Main zone.
1980-1981	Cyprus/AMOCO	-	31 RC drill holes in Au-bearing jasperoid outcrops and soil geochemical anomalies.
1983	Freeport-McMoRan (Freeport)	-	8 RC holes; each intersected gold.
1985	Santa Fe Mining (Santa Fe)	-	14 RC holes
1987-1989	Newmont	-	61 RC holes, estimation of historical mineral resource known as South Bullion (see discussion below in Section 6.3).
1988	Battle Mountain Gold (Battle Mountain)	-	12 holes of unknown type.
1987-1989	Teck Resources (Teck)	-	39 RC drill holes, geological mapping, and performed a soil geochemical survey.
1989-1991	Westmont	-	11 holes of unknown type.
1990-1994	Crown	-

130 RC holes, metallurgical testing, detailed mapping, rock chip sampling, 800 soil samples, controlled-source audio-magnetotelluric (CSAMT), and an airborne magnetic-electromagnetic-radiometric survey.

		-	Defined two small and shallow mineralized zones: Pinion Main and “Central" zone, also known as Pinion North zone; estimated historical mineral resource (see discussion below in Section 6.3).
1994-1995	Cyprus	-	914 rock samples, compiled geochemical results of previous exploration, identified Au anomalies defining the Ridge zone and Northern Extension.
		-	74 RC holes in the South Bullion mineral resource area, expanded the historical mineral resource (see discussion below in Section 6.3).
1996	Crown/RSM	-	225 rock chip samples along 100 ft spaced lines; conducted geologic mapping, 7 diamond-core holes at the Main zone and North (Pod) zone that are not in the Orla database; historical mineral resource and preliminary scoping study.
1997-1999	Crown/RSM/Cameco	-	Geologic mapping, CSAMT surveys, rock chip sampling. Cameco drilled 18 RC holes and 8 core holes; some may have started with RC.
1998-1998	Kinross	-	1 RC hole and 1 hole of unknown type were drilled.
2002-2011	RSM	-	2003 10 RC holes, metallurgy work with samples from drilling and trenches; density measurements indicating historical mineral resources could have been understated.
		-	2007 5 core holes to determine depth of water table and to characterize the neutralization and acid generating potential of the mineralized and waste rocks.
		-	Proposed leach pad drill testing was completed in 2007, holes not in database.
2012-2014	Scorpio	-	Acquired Pinion property from RSM December 2012 and sold to Gold Standard in March 2014. Any exploration activities that may have been undertaken are unknown.

6.1.3	Jasperoid Wash Deposit

The Jasperoid Wash prospect is located 4.7 mi (7.6 km) southwest of the Dark Star deposit (Figure 6-1). In 1988, Westmont conducted geologic mapping, and rock and soil sampling over the Jasperoid Wash and Black Creek regional area. The geochemical sampling identified a large anomalous mineralized system and a 13-hole RC drilling program followed in 1989. Nine of the 13 holes drilled in 1989 intersected intervals of 0.01 to 0.03 oz Au/ton (0.34 to 1.03 g Au/t). Follow-up drill programs were conducted in 1990, 1991, and 1992, consisting of 34 RC and three core holes. Low-grade gold mineralization was intersected in 22 of the holes (Jones and Postlethwaite, 1992). This historical Jasperoid Wash drilling is summarized in Section 10.1.

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In 1997, Cameco collected 35 rock-chip samples to test the anomaly within the hydrothermally altered Diamond Peak (now called the Tonka formation) and Chainman formations of the Jasperoid Wash prospect. Four RC holes were drilled targeting structural intersections, totalling 1,825 ft (556 m). Significant gold mineralization was not intersected in the 1997 drilling at Jasperoid Wash, although two of the holes intersected low-grade, anomalous mineralization (Parr, 1998).

In 1998, Cameco completed gradient IP/Resistivity geophysical surveys over the Jasperoid Wash area and identified a large zone of low chargeability and high resistivity in the western part of the survey area. This was reportedly tested in 1998 by four RC holes totalling 2,220 ft (677 m). Significant gold mineralization was not intersected in the drilling, although two of the drill holes intersected low-grade anomalous gold (Parr, 1999).

6.1.4	Other Prospects in the South Railroad Property

Historical exploration has taken place intermittently since 1980 at several locations approximately 2.2 to 4.7 mi (3.5 to 7.6 km) southwest and south of the Dark Star and Pinion deposits as summarized below, and at the Irene prospect west of the Pinion deposit.

6.1.4.1	Dixie Prospect

The Dixie or Dixie Creek area, which is located 2.2 mi (3.5 km) south of the Dark Star deposit (Figure 6-1), has been explored intermittently since 1980 by various operators. Most of the historical exploration work was reconnaissance-level to semi-detailed in nature. In 1997, Cameco conducted rock sampling at the Pinion, Dark Star, and Dixie areas. The 1997 rock sampling at the Dixie area was intended to examine the nature of surface mineralization, in greater detail, and to compare this data with results from drilling at the prospect. At the main Dixie area, a group of 32 rock samples defined a distinct, >1,500 ppb Hg anomaly with elevated Au, As, Sb, and Ag (Parr, 1999). This anomaly was found to roughly correspond with gold mineralization in the subsurface. Immediately to the north, a North Dixie anomaly was identified that was characterized by similar chemistry (elevated Hg, Au, As, and Sb). Farther north, a group of 15 rock samples collected between the Pinion and Dark Star areas defined a similar zone at the “CISS” area where six samples contained 20-135 ppb Au, including As values up to 940 ppm, Sb up to 161 ppm, and Hg up to 15 ppm.

In addition to the rock sampling, Cameco completed limited induced potential and resistivity (IP/Resistivity) geophysical surveys at several prospects including the Dixie area in 1997 and 1998. The IP/Resistivity surveys at Dixie identified broad zones of contrasting high and low resistivity, and corresponding zones of high chargeability (Parr, 1999).

The first documented drill program at the Dixie prospect was conducted by Freeport in 1988 and 1989, during which 26 holes were drilled in a joint venture with Crown. In 1991, Crown completed seven RC holes and later Cameco drilled 11 RC holes at the Dixie prospect. This historical Dixie prospect drilling is summarized in Section 10. The drilling identified a zone of low-grade gold mineralization within Pennsylvanian siliciclastic and carbonate rocks above the contact between the Webb Formation and the underlying Devils Gate Limestone. This important contact between the Webb Formation and the underlying Devils Gate Limestone was not intersected by any of the historical Dixie Creek drilling (Redfern, 2002). The mineralization intersected at Dixie Creek is hosted in rocks that are similar in nature to the host rocks for the Dark Star gold mineralization (see Section 7.2.2.2).

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6.1.4.2	JR Buttes

The JR Buttes prospect is located 2.8 mi (4.5 km) southwest of the Dark Star deposit (Figure 6-1). Geological mapping was completed over the JR Buttes area by an unknown company in 1977. This work outlined a zone of intense silicification over an interpreted graben structure (Dufresne and Nicholls, 2017a). In 1992, Westmount conducted rock-chip and reconnaissance soil sampling, and detailed mapping, followed by a 19-hole RC drill program of 8,365 ft (2,550 m). The drilling was designed to test for gold mineralization adjacent to the graben structural zone. Mineralization defined by silicification, arsenic, and gold concentrations was intersected along the western boundary fault of the graben. No gold mineralization was intersected along the eastern side of the graben (Jones and Postlethwaite, 1992). In 1994, Cyprus drilled three RC holes, and Cameco drilled one RC hole in 1998. The JR Buttes drilling is summarized in Section 10.3.

6.1.4.3	Irene

The Irene prospect is shown on Figure 6-1. Newmont carried out drilling in the Irene area during 1981-1982 and 1987-1989. Altogether, a total of 42 holes were drilled as summarized in Section 10.3.2 and Section 10.3.6.

6.2	North Railroad Property

This part of the report is extracted and modified from Dufresne and Nicholls (2018) who provided the most recent summary of historical exploration in the North Railroad property using information taken largely from Hunsaker (2010, 2012a, 2012b), Shaddrick (2012), Koehler et al. (2014), and sources as cited. Details of types and amounts of drilling were derived from Orla’s project-wide drill database.

The earliest prospecting and mineral exploration in the North Railroad property likely dates to the mid-1860s. In 1869, the Railroad mining district was established in the area of Bunker Hill and the district was also known as the Bullion or Empire City district (LaPointe et al., 1991). Initially silver, lead, and copper ore was shipped to Chicago and San Francisco. A smelter was built in 1872 at the nearby town of Bullion. Beginning in 1905, shipments from operating mines, old dumps, and slag were sent to Salt Lake City (Ketner and Smith, 1963).

Early production in the district was mainly silver, lead, and copper extracted from numerous underground mines on the northern flank of Bunker Hill. Emmons (1910) reported that the mines were reopened in 1906 and at the time of his review the Standing Elk, Tripoli, Red Bird, Copper Belle, and Delmas mines were accessible. The most important mines exploited replacement and skarn-type deposits in marbleized and dolomitized rocks in the vicinity of the Bullion stock (see Section 7.2). There were also minor, undeveloped gold veins in intrusive rocks.

Beginning in 1910, and until the mines ceased production in the 1960s, zinc became the prominent metal mined (LaPointe et al., 1991). In 1905, the Davis tunnel was started from a location approximately 4,400 ft northeast and 1,000 ft below the 600 level of the Standing Elk mine. Many lessors worked at extending the tunnel, which was driven southwest to reach a zone beneath the Standing Elk. In 1959, the zone was reached but no ore was found. Numerous oxidized faults and oxidized zones of base-metal mineralization were crossed.

Modern-era exploration began in 1967 when American Selco optioned claims from Aladdin Sweepstake Consolidated Mining, launching a period of surface sampling, geophysics, geological mapping, and surface drilling in the Railroad district and the North Railroad property, which has continued to the date of this Technical Report. Records are incomplete but historical exploration was likely conducted in various areas at various times by 15 companies. These companies collected 6,260 soil samples, 3,508 rock samples, and drilled 382 holes, according to Dufresne and Nicholls (2018). Drilling in the North Railroad property by these operators is discussed in Section 10.2.

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American Selco, Placer Amex, and El Paso Natural Gas Company with Louisiana Land and Exploration Company explored for porphyry copper and molybdenum in the Bullion stock and Grey Eagle intrusive rocks. They also looked for replacement sulfide “lenses” in limestone and “unknown replacement or disseminated” mineralization west of the Bullion stock (American Selco, 1970). American Selco completed an induced potential (IP) and magnetic geophysical surveys and drilled seven core holes and seven holes of unknown type. Subsequent core holes, and several of the rotary holes completed to the desired depths, intersected up to 50% sulfides as well as molybdenum, copper, silver, and gold.

Placer Amex drilled a single 1,200 ft (365 m) hole in 1972. In 1974, El Paso Natural Gas Company drilled 2,203 ft (671 m) in five holes of unknown type with the Louisiana Land and Exploration Company. In 1975, AMAX Inc. (AMAX) optioned the claims and explored for tungsten, molybdenum, and base metals until 1980. Detailed mapping was completed in Sections 27, 28, 29, 32, 33, and 34 in T31N, R53E, and in Sections 3, 4, 5, 6, 8, and 9 in T30N, R53E (Dufresne and Nicholls, 2017b). AMAX also conducted surface dump and rock chip sampling, soil sampling, a vegetation geochemical survey, a ground magnetometer survey and drilled two core holes and 13 holes of unknown type in 1977 through 1980.

In 1980, Homestake Mining Company (Homestake) entered a joint venture arrangement with AMAX and exploration was focused on gold in the North Railroad area, particularly after Newmont discovered the Rain gold deposit about 6.2 mi (10 km) north of Bunker Hill. Homestake drilled 22 holes (Galey, 1983) and collected rock and soil samples. The Homestake work identified what later became known as the POD deposit.

NICOR Mineral Ventures, Inc. (NICOR) became AMAX’s joint venture partner in 1983. As operator, NICOR continued the geologic mapping, soil geochemistry, and drilling initiated by Homestake. NICOR drilled 102 rotary and reverse-circulation holes (RC) in 1983 through 1986, expanding the drill coverage at the POD deposit and estimating a mineral resource (see Section 6.4.3).

In 1986, Westmont took over NICOR’s interests and operated until 1993. Some of NICOR’s rock and soil sample data are recorded as Westmont data. Westmont drilled 42 RC holes and 31 holes of unknown type in the POD, North Bullion, Bald Mountain, and north of North Bullion areas during 1987-1992 and collected rock and soil samples. They developed a detailed stratigraphic interpretation for the late Paleozoic sedimentary units and also began to recognize low-angle reverse and low-angle normal faults, as well as prominent north-south-trending and northwest-trending high-angle normal and reverse faults. The interplay of the Webb-Devils Gate contact and complex faulting as controls to the mineralization were also identified late in the Westmont tenure.

At some time prior to 1993, Corona Gold (Corona) reported on land held jointly with Pezgold mineral resource Corporation (Pezgold) in Township 21 North, Range 53 East, Sections 16 and 20, and which later became part of the South Railroad property. Available data indicate that six holes were drilled and geologic mapping, soil and rock sampling, and geophysics were conducted. Orla’s drilling database does not contain drill holes attributed to Corona or Pezgold because drill-hole collar locations are not known. However, down-hole geology data is available for the drilling and indicates all the holes remained in the Mississippian Webb Formation above the target horizons. A northeast-trending corridor of subtle Carlin or Rain-type alteration with low levels of precious-metal and trace-element geochemistry was noted.

The Corona holdings were acquired by Newmont in 1993. According to Dufresne and Nicholls (2017b), two holes were drilled, and additional geophysical surveys were conducted. The drilling reached as deep as 1,400 ft (427 m) but did not reach the target horizon in those locations. These holes are not in Orla’s drilling database. Gravity data outlined the northeast-trending zone and indicated a significant fault in the northeast corridor.

Ramrod Gold (Ramrod) became operator in 1993 and drilled ten RC holes in the POD-North Bullion area in 1994. Newmont drilled one hole north of the POD-North Bullion deposit in 1995.

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Mirandor operated the project in 1996-1997 and drilled 42 RC holes in the POD-North Bullion, Bald Mountain, and north of North Bullion areas (Figure 6-1). The exploration for Ramrod and Mirandor was carried out by geologists who were previously employed by Westmont.

The Ramrod and Mirandor drilling tested greater depths than their predecessors and showed encouraging results along the northwest-trending POD zone. Elsewhere, the EMRR series of drill holes returned favorable results adjacent to the historic Sylvania mine which had historic production from replacement/skarn mineralization. Ramrod and Mirandor’s deeper drilling and drill hole placement encountered higher gold values than earlier drilling.

Kinross took over the project during 1998 and 1999 under the terms of an earn-in agreement with Mirandor. Kinross drilled 64 RC holes and one core hole in the POD-North Bullion and Bald Mountain areas, according to the Orla database and collected 871 rock and 2,531 soil samples according to Dufresne and Nicholls (2017b). The soil samples were collected using a uniform collection process and the analysis of both soils and rocks was consistent in analytical laboratory and procedures.

The Kinross surface-sample results were consistent with known mineralization geology across most of the historical project area. Gold in soil anomalies from the Kinross samples generally coincides with the known historical drilling. Ag, As, Sb, and Hg also gave a similar pattern and highlight the known areas. Cu, Pb, Zn, and Mo highlight the historical skarn and replacement area (Dufresne and Nicholls, 2017b). The Kinross drilling tested within the areas of historical estimates, on the extensions of those zones, as well as newer target areas. The results in the areas of known gold returned similar results (Bartels, 1999). Step-out drilling appeared to be encouraging. Kinross drilled deeper holes, and in many cases, tested more of the stratigraphy than had been tested by previous operators.

Mr. Lindholm has no information on historical exploration, if any, carried out in the North Railroad property from 1999 until 2007.

In 2007 and 2008, RSM drilled four core holes in the Bald Mountain area. RSM, or its North Railroad property, was acquired by Scorpio. In 2009, Scorpio and various private investors sold their holdings in the North Railroad property to Gold Standard. Mr. Lindholm is not aware if the transactions involved the entire North Railroad property, or if parts of the current North Railroad area were acquired subsequent to 2009.

Gold Standard commenced exploration in the North Railroad property in 2009 (see Section 9.1 and Section 9.3) and began drilling in the North Bullion area in 2010 (see Section 10.6.1.1). Orla acquired Gold Standard, and consequently the North Railroad property, in 2022.

6.3	Pony Creek Area Exploration History

The first record of modern exploration conducted at Pony Creek dates to 1980, with a regional stream sediment sampling program conducted by Newmont. The stream sediment sampling program identified anomalous gold and arsenic in exposures of hydrothermally altered rhyolite within Pony Creek (Spalding, 2018). Following this, several historical exploration programs have been conducted at the Property by numerous companies, including Newmont (1980-1985, 1987-1989, 1997-1998), NERCO (1987), Westmont - Newmont Joint Venture (1990-1992), Uranerz U.S.A. Inc. (Uranerz) (1994-1995), Quest International Management Services Inc. (Quest) (1996-1997), Barrick Gold Exploration Inc. (Barrick) - Quest Joint Venture (1997-1998), Homestake (1999-2000), Nevada Contact Inc. (2001-2003), Mill City International Corp. (Mill City) (2003), and Grandview Gold Inc. (Grandview) (2004-2007).

Previous operators completed geological mapping, rock and soil geochemical sampling programs, geophysical surveying and drill programs at Pony Creek. The authors reviewed a database containing a total of 452 historical rock grab samples and 2,721 historical soil samples that were collected at Pony Creek within the Property boundary. Geochemical results of the historical surface exploration programs contained in Orla’s database are illustrated in Figure 6-2 and Figure 6-3. Historical drill collar locations are presented in Figure 6-4. Historical drilling programs are mentioned briefly in Section 6.3.1 with a full summary and drill results provided in Section 6.3.2.

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The following information summarizing the historical ownership and exploration history of Pony Creek has been sourced from previous technical reports and studies by Russell (2004; 2006), Gustin (2017), Spalding (2018), and Dufresne and Clarke (2022).

6.3.1	Historical Ownership (1980 – 2024) and Exploration Summary (1980 – 2017)

Newmont located 180 claims at Pony Creek in the early 1980’s and conducted drilling programs intermittently on the Property from 1981 through to 1989. Newmont’s drilling intersected significant gold mineralization in the south lobe of a rhyolitic intrusive body and in sedimentary rocks beneath the rhyolite, in what is currently known as the Bowl Zone. In addition to the drilling, Newmont conducted geological mapping, soil sampling, and completed an aeromagnetic geophysical survey, a photogeological study and structural analysis of the northern portion of the current Property area.

In 1987, NERCO drilled 6 RC holes, but it is not known if this was done under an agreement with Newmont or on ground not controlled by Newmont.

In 1990, Newmont optioned Pony Creek to Westmont. Exploration conducted by Westmont included soil sampling, an induced polarization (IP) geophysical survey and an RC drill program. In April of 1993, Quest acquired Westmont and in 1994 formed a joint venture with Uranerz. Uranerz conducted geological mapping, soil sampling, induced polarization, ground magnetics geophysical surveys and RC drilling with focus on the northern portion of the current Property. In 1995, the Uranerz joint venture was terminated.

In 1997, Quest and Barrick formed a joint venture. Quest and Barrick recompiled and interpreted historical drilling and geophysical data and completed a controlled-source audio-magnetotelluric (CSAMT) survey in the northern part of the claim block (Russell, 1999). In addition, the joint venture completed geochemical rock sampling and drilled 4 RC holes in the northern part of Pony Creek.

In 1999, Quest was acquired by Standard Mining Co. who subsequently abandoned Pony Creek. Later that year, Mr. Carl Pescio located new claims over the mineralized rhyolite area and leased the Property to Homestake. In 2000, Homestake drilled 5 RC holes at Pony Creek and later terminated their agreement with Mr. Pescio (Russell, 2006).

In 2001, Nevada Contact optioned Pony Creek from Mr. Pescio. Nevada Contact drilled 8 RC holes in 2002 before terminating the agreement in early 2003. In addition to the drilling, Nevada Contact re-logged drillholes completed by previous operators and conducted a CSAMT geophysical survey.

In July 2003, Mill City purchased Pony Creek from Mr. Pescio, who became an officer of Mill City. In 2004, Grandview entered into a letter Option Agreement with Mill City. Grandview conducted geological mapping, surface sampling, RC and diamond drilling in the northern Pony Creek area in 2005 and 2006. By 2006, ownership of Pony Creek had been transferred from Mill City to the Pescio Group. In mid-2006, Vista Gold Corp. acquired Pony Creek from the Pescio Group. Following a series of transactions, control of the Property was assigned to Allied Nevada Gold Corp. in May 2007. Neither Vista Gold Corp. nor Allied Nevada Gold Corp. conducted physical exploration of the Pony Creek property; however, the claims were maintained.

From 2005 to 2007, Grandview Gold Inc. drilled 23 RC and core drillholes at the Pony Creek property. It is suggested by Spalding (2018) that Grandview’s option with Mill City survived through the change in ownership to Allied Nevada Gold Corp. Allied Nevada Gold Corp. entered bankruptcy in March 2015. In June of 2015, a subsidiary of Waterton acquired Pony Creek, along with other exploration assets, and Mr. Lindholm is not aware of any exploration work having been completed at that time.

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Winwell, Carlin, Waterton Nevada Splitter LLC (then, the sole member of Clover Nevada II LLC) and Clover Nevada entered into the Securities Exchange Agreement dated December 8, 2016, as amended on January 31, 2017 (the Securities Exchange Agreement). Following the completion of the Securities Exchange Agreement in June 2017, and concurrently with closing of the Reverse Takeover (RTO) of Winwell by Carlin to form Contact Gold and its continuance into the State of Nevada, Contact Gold immediately acquired all issued and outstanding membership interests of Clover Nevada, which was the holder of Pony Creek. On April 29, 2024, Orla Mining Ltd. announced the complete acquisition of Contact Gold, and Contact Gold became a wholly-owned subsidiary of Orla Mining and Exploration work and drilling completed at Pony Creek by Contact Gold is discussed in Sections 9.2 and 10.8, respectively.

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1910000
1920000
1930000
14670000
14660000
14650000
DNZ Target
Mustang Target
Stallion Zone
Appaloosa Zone
Pony Spur
Palomino
Bowl Zone
N
0
10
Miles
Legend
South Carlin Complex Boundary
Carlin Trend
Historical Rock Sampling (Au ppm)
< 0.010 ppm
0.011 - 0.10 ppm
0.11 - 0.25 ppm
0.26 - 0.50 ppm
> 0.50 ppm
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek
Historical Rock Sampling
1:50,000
N27 Zone 11 BLM ft
May 2025
0
1
Miles
APEX GEOSCIENCE

Figure 6-2: Historical rock geochemistry (Au) for the Pony Creek Area

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1910000
1920000
1930000
1940000
14670000
14660000
14650000
14640000
Dixie Creek
Willow Creek
Robinson Mountain
Robinson Creek
OUNTAINS
PINON MOUNTAINS
N
0
10
Miles

Legend

Carlin Trend

South Carlin Complex Boundary

Historical Soil Sampling (Au ppb)

- < 10 ppb
- 11 - 25 ppb
- 26 - 50 ppb
- 51 - 100 ppb
- > 100 ppb

ORLA MINING

South Carlin Complex, Nevada, USA

Pony Creek
Historical Soil Sampling

1:80,000	N27 Zone 11 BLM ft	May 2025

0 2
Miles

APEX GEOSCIENCE

Figure 6-3: Historical soil geochemistry (Au) for the Pony Creek Area

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1910000
1920000
1930000
1940000
14670000
14660000
14650000
14640000
Willow Creek
Robinson Mountain
Robinson Creek
Mustang Target
Stallion Zone
Appaloosa Zone
Pony Spur
Palomino
Bowl Zone
PINON MOUNTAINS
N
0
10
Miles
Legend
South Carlin Complex Boundary
Carlin Trend
Historical Collars
Newmont 1981 - 1989 (RC)
Newmont 1984 (DDH)
Nerco 1987 (RC)
Westmont 1991 -1992 (RC)
Uranerz 1994 - 1995 (RC)
Barrick 1998 (RC)
Homestake 2000 (DDH)
Nevada Contact 2002 (RC)
Grandview 2005-2006 (DDH)
Grandview 2007 (RC)
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek
Historical Drilling
Collar Locations
1:70,000
N27 Zone 11 BLM ft
May 2025
0
1
Miles
APEX GEOSCIENCE

Figure 6-4: Historical drilling completed by previous operators from 1981-2017 at Pony Creek

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6.3.2	Pony Creek Historical Drilling (1981-2017)

A total of 249 historical RC (149,245 ft, 45,490 m) and 12 historical core drillholes (16,913 ft, 5,155 m) are reported to have been completed in the Pony Creek area within the Property boundaries by various operators from 1981 to 2007 (Table 6-3). Most of the historical drilling has been completed in in proximity to the Bowl, Appaloosa and Stallion deposits. Drilling at Pony Creek has been completed by a several companies, including Newmont, NERCO, Westmont, Uranerz, Barrick, Nevada Contact Inc., Homestake, and Grandview.

Of the 216 historical drillholes, 61.6% were drilled vertically (n=133), the inclination of the remainder of the holes ranged from -45 to -80°. The historical RC hole depths ranged from 35 to 2,000 ft (10.7 to 609.6 m) and averaged 547 ft (166.9 m). The diamond drillhole depths ranged from 630 to 2,970 ft (192 to 905 m) and averaged 1,345 ft (410 m).

Historical drill collar locations are shown above in Figure 6-4. Significant gold intercepts from historical drilling programs completed in the northern portion of the Property are listed in Table 6-4.

Historical drilling at Pony Creek began in 1981, with Newmont conducting drill programs through to 1989. As expected, there is limited information on the drilling contractors, drill types and sampling methods used in the historical drill programs. There is no information available regarding the sample preparation procedures used prior to 2000. Lab certificates indicate that samples were processed at Monitor Labs, American Assayers Laboratories, Chemex Labs Inc. and Geochemical Services Inc.

Newmont carried out drill programs on the Property from 1981 to 1989. Newmont’s drill programs were focused on the Bowl Zone, the Appaloosa Zone and Pony Spur. Newmont’s drilling intersected significant gold mineralization in the south lobe of a rhyolitic intrusive body and in sedimentary rocks beneath the rhyolite, in what is currently known as the Bowl Zone. Newmont’s early drilling at the Bowl Zone covered an area measuring approximately 0.8 mi (1.3 km) by 2,165 ft (660 m).

Nerco executed a single drill program in 1987, consisting of 6 RC holes totaling 1,690 ft (515 m) in the Pony Spur prospect area.

In 1991-1992, Westmont in a joint venture with Newmont, completed 34 RC holes totalling 16,575 ft (5,052 m). The drilling focused on the Appaloosa Zone, and a few drillholes completed at Palomino and to the west of the Stallion Zone. The 1991 drilling was completed by Hackworth Drilling of Elko, Nevada, using an Ingersol-Rand PH600 truck mounted RC drill and an MPD 1000 track-mounted drill. In 1992, a Schramm C650 track-mounted RC drill was used. Samples were collected at 5 ft (1.524-m) intervals and split with a Gilson splitter when dry, or a rotating cone splitter when wet.

In 1994-1995, Uranerz completed 15 RC holes totalling 12,530 ft (3,819 m) in the Appaloosa Zone.

In 1998, Barrick completed 4 RC holes totalling 3,215 ft (979 m) at the Stallion Zone.

Homestake completed 5 RC holes on the Property in 2000, totalling 5,980 ft (1,823 m), at the Bowl Zone, North Zone and to the east of Pony Spur. Samples were collected every 5 ft (1.524 m), there is no information on the condition of samples (wet or dry), or what collection method was used. Eklund Drilling of Elko, Nevada, conducted the Homestake RC drilling using a track-mounted MPD 1500 drill rig.

Nevada Contact Inc. completed 8 RC holes in 2002, totalling 7,840 ft (2,389 m) at Pony Creek. Four holes were completed at the Bowl Zone, three at the Appaloosa Zone and one was drilled at Palomino. A track-mounted RC rig was used by Nevada Contact for most of their 2002 holes, with a truck-mounted TH-75 RC rig used for hole PCK02-06A.

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In 2005 and 2006, Grandview completed 10 HQ-diameter diamond core drillholes, totaling 15,059 ft (4,590 m). In 2007, Grandview completed 13 RC holes, totaling 12,835 ft (3,912 m). Most of Grandview’s drilling was conducted at Bowl Zone, the Appaloosa Zone, and to the east of Pony Spur. The diamond drilling was completed by Boart Longyear, there is no available information for the RC drill contractor, drill types or drilling methods used. Parts of Grandview’s 10 diamond core holes were stored in the Waterton storage facility in Lovelock, Nevada, and were recovered by Contact Gold.

No drilling was completed on the property from 2007 to 2017, until its acquisition by Contact Gold.

Table 6-3: Historical drilling at Pony Creek (1981-2017)

Company	Year	RC Holes	RC (m)	RC (ft)	Core Holes	Core (m)	Core (ft)	Total Holes	Total (m)	Total (ft)
Newmont	1981-1985, 1987-1989	119	16,546	54,285	2	559	1,834	121	17,105	56,119
NERCO	1987	6	515	1,690				6	515	1,690
Westmont-Newmont JV	1991-1992	34	5,052	16,575				34	5,052	16,575
Uranerz	1994-1995	15	3,819	12,530				15	3,819	12,530
Barrick	1998	4	980	3,215				4	980	3,215
Homestake	2000				5	1,823	5,980	5	1,823	5,980
Nevada Contact Inc.	2002	8	2,390	7,840				8	2,390	7,840
Grandview-Mill City	2005-2007	13	3,912	12,835	10	4,589	15,059	23	8,502	27,894
Total		249	45,490	149,245	12	5,155	16,913	261	50,645	166,158

Table 6-4: Historical drilling significant gold intercepts, Pony Creek area (modified from Russell, 2006)

Drillhole ID	From (ft)	To (ft)	Interval*		Grade Au
			(ft)	(m)	(opt)	(ppm)
NPC-1	75	190	115	35.05	0.033	1.13
including	120	125	5	1.52	0.214	7.34
PCD-2	305	317	12	3.66	0.053	1.82
PC-11	275	315	40	12.19	0.0126	0.43
PC-12	355	365	10	3.05	0.077	2.64
	420	435	15	4.57	0.047	1.61
PC-18	120	130	10	3.05	0.035	1.20
PC-20	405	515	110	33.53	0.167	5.73
including	440	465	25	7.62	0.45	15.43
	525	570	45	13.72	0.022	0.75
PC-22	245	270	25	7.62	0.022	0.75
	330	365	35	10.67	0.018	0.62
PC-23	395	410	15	4.57	0.316	10.83
PC-27	490	505	15	4.57	0.032	1.10
PC-30	470	510	40	12.19	0.033	1.13
PC-32	250	260	10	3.05	0.03	1.03
PC-34	395	405	10	3.05	0.193	6.62
	415	440	25	7.62	0.051	1.75

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Drillhole ID	From (ft)	To (ft)	Interval*		Grade Au
			(ft)	(m)	(opt)	(ppm)
PC-35	370	420	50	15.24	0.076	2.61
including	370	390	20	6.10	0.158	5.42
PC-36	60	65	5	1.52	0.255	8.74
	375	385	10	3.05	0.03	1.03
	450	525	75	22.86	0.027	0.93
	540	570	30	9.14	0.033	1.13
	625	640	15	4.57	0.026	0.89
PC-37	20	40	20	6.10	0.015	0.51
	165	255	90	27.43	0.073	2.50
including	165	175	10	3.05	0.208	7.13
including	190	200	10	3.05	0.116	3.98
	260	280	20	6.10	0.016	0.55
PC-38	135	170	35	10.67	0.087	2.98
including	160	165	5	1.52	0.321	11.01
PC39	15	35	20	6.10	0.076	2.61
PC40	330	365	35	10.67	0.017	0.58
PC-42	110	190	80	24.38	0.024	0.82
PC-44	215	245	30	9.14	0.051	1.75
including	235	250	15	4.57	0.11	3.77
	255	310	55	16.76	0.038	1.30
	480	500	20	6.10	0.016	0.55
PC-45	195	225	30	9.14	0.017	0.58
PC-48	165	200	35	10.67	0.025	0.86
PC-55	205	230	25	7.62	0.024	0.82
	290	310	20	6.10	0.015	0.51
PC-57	160	195	35	10.67	0.033	1.13
PC-58	40	80	40	12.19	0.026	0.89
PC-60	85	125	40	12.19	0.024	0.82
PC-63	100	120	20	6.10	0.019	0.65
PC-64	45	160	115	35.05	0.023	0.79
	200	250	50	15.24	0.025	0.86
PC-65	345	360	15	4.57	0.073	2.50
PC-82	535	540	5	1.52	0.1	3.43
PC-90	10	20	10	3.05	0.046	1.58
	200	270	70	21.34	0.017	0.58
PC-92	110	225	115	35.05	0.047	1.61
PC-94	160	180	20	6.10	0.062	2.13
	200	260	60	18.29	0.017	0.58
	375	415	40	12.19	0.018	0.62
	460	510	50	15.24	0.015	0.51
PC-95	760	800	40	12.19	0.043	1.47
PC-96	430	440	10	3.05	0.044	1.51
	450	480	30	9.14	0.028	0.96

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Drillhole ID	From (ft)	To (ft)	Interval*		Grade Au
			(ft)	(m)	(opt)	(ppm)
PC-98	290	310	20	6.10	0.073	2.50
PC-100	260	300	40	12.19	0.025	0.86
	320	350	30	9.14	0.07	2.40
PC-111	360	430	70	21.34	0.015	0.51
PC-112	240	280	40	12.19	0.016	0.55
PC-121	520	575	55	16.76	0.048	1.65
PC-128	295	305	10	3.05	0.046	1.58
	345	390	45	13.72	0.027	0.93
95-02	560	585	25	7.62	0.016	0.55
95-07	370	385	15	4.57	0.031	1.06
	395	405	10	3.05	0.036	1.23
	430	455	25	7.62	0.035	1.20
	525	540	15	4.57	0.032	1.10
95-08	360	400	40	12.19	0.049	1.68
	420	440	20	6.10	0.027	0.93
	760	780	20	6.10	0.015	0.51
95-09	200	240	40	12.19	0.034	1.17
HPCR-4	400	415	15	4.57	0.025	0.86
HPCR_5	750	765	15	4.57	0.039	1.34
PCK-207	740	770	30	9.14	0.022	0.75

*The true width of mineralized intercepts is not known but is estimated to generally be at least 70% of drilled thickness in areas of flat lying mineralization. True width is highly variable in areas of high angle gold mineralization.

6.4	Historical Mineral Resource Estimates

Several historical mineral resource estimates have been estimated by a variety of companies for the Pinion and Dark Star deposits prior to the implementation of NI 43-101. The reader is advised that the historical mineral resource estimates are not in accordance with NI 43-101, and the reader is cautioned not to treat them, or any part of them, as current mineral resources or mineral reserves. A qualified person has not done sufficient work to classify the historical mineral resources as current mineral resources or mineral reserves. Historical mineral resources at Dark Star, Pinion, and the POD deposit at North Bullion are superseded by the current mineral resources estimated by Mr. Lindholm, while historical mineral resources at the Pony Creek property are superseded by the current mineral resources estimated by Mr. Black and presented in Section 14 of this Technical Report. The historical mineral resources described below are relevant only for historical completeness and are not being treated as current mineral resources or mineral reserves by Orla.

6.4.1	Dark Star Deposit Historical Estimates

Based upon the 1991 to 1993 drilling results, Crown and Cyprus estimated mineral resources in 1992 and 1994, prior to the 1997 to 1999 drill holes completed by Mirandor and Kinross.

Calloway (1992) described the 1992 Crown estimate for the Dark Star deposit as follows:

“Crown Resources has delineated a geologic resource in the Dark Star discovery area of approximately 7.0 MT @ 0.022 opt Au, or 154,000 oz of contained gold. Mineralization remains open in three directions. Calculations of the Dark Star geological resource utilized nearest neighbor and ordinary kriging methods, with a 0.010 opt cutoff, minimal 15 ft benches, and a 13.5 ft3/st density factor.”

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There are no other details provided for the 1992 Crown estimate by Calloway (1992). The estimate is considered historical, and the reader is cautioned not to treat them, or any part of them, as current mineral resources or mineral reserves. A qualified person has not done sufficient work to classify these historical estimates as current mineral resources or mineral reserves, and Orla is not treating these historical estimates as current estimates. These historical mineral resource estimates are superseded by the current mineral resource estimate described in Section 14.2 and are relevant only for historical completeness.

In 1994, a consultant on behalf of Crown constructed a polygonal mineral resource estimate for the Dark Star deposit (Table 6-5) using GEO-MODEL and PC-XPLOR modules of GEMCOM (Peek, 1994; McCusker and Drobeck, 2012). The estimated mineral resource was based upon a polygonal methodology using composited drill-hole intervals and cross sections at 100 ft (30 m) intervals. Tonnages, grade, and total ounces were calculated using polygons of 50 ft (15 m) width on either side of each cross-section. The 1994 estimate did not include any geostatistics on variability or capping, no geologic constraints, no down-hole surveys, no QA/QC data evaluation, and no mention of density measurements. Peek (1994) utilized an assumed tonnage factor of 13.50 ft3/ton (density of 2.375 g/cm3) for the estimate. No economic constraints other than a lower-grade cutoff were applied to the mineral resource estimate. A qualified person has not done sufficient work to classify the historical estimates in Table 6-5 as current mineral resources or mineral reserves, and Orla is not treating these historical estimates as current estimates. These historical mineral resource estimates are superseded by the current mineral resource estimate described in Section 14.2, are relevant only for historical completeness, and the reader is cautioned not to treat them, or any part of them, as current mineral resources or mineral reserves.

Table 6-5: 1994 Dark Star Historical Crown Mineral Resource Estimate

Mineral Resource (Reference)	Tons (x 106)	Tonnes (x 106)	Gold Grade (oz Au/ton)	Gold Grade (g Au/t)	Cut-off Grade (oz Au/ton)	Cut-off Grade (g Au/t)	Contained Au (oz)
Polygonal (Peek, 1994)	11.5	10.43	0.0168	0.576	0.010	0.343	193,709
	7.55	6.85	0.0201	0.689	0.013	0.446	151,481

In December 1995 to January 1996, Cyprus personnel estimated a polygonal mineral resource estimate for the Dark Star deposit with data from ~81 drill holes, utilizing a lower-grade cutoff, a pit shell, internal dilution, and a stripping ratio of 1.5:1, in a manner that was consistent with industry standards at that time (DeMatties, 2003). Polygons were constructed on cross sections using drill-hole information and were classified as “proven” in areas where drill density was 100 ft (30 m) and polygons were projected 50 ft (15 m) on either side of a section. Polygons with drill-hole spacing between 100 ft (30 m) and 200 ft (61 m) were classified as “probable” and those with spacing >200 ft (>61 m) were classified as “inferred.” The Dark Star mineral resource was estimated by summing all polygons with an average grade 0.001 oz Au/ton (0.34 g Au/t). A tonnage factor of 12.50 ft3/ton (density of 2.563 g/cm3) was used. Very few density measurements and little or no QA/QC data were incorporated (DeMatties, 2003).

The 1995-1996 Cyprus estimate for Dark Star is summarized in Table 6-6. It represents a global historical “geological” mineral resource as of January 1996 and does not include drilling by Mirandor and Kinross in Section 24. Although the Dufresne and Nicholls (2016) review established a high quality for the data used in the 1995-1996 estimate, there is insufficient information available to properly assess all of the estimation parameters and the standards by which the estimate for Dark Star was categorized. A qualified person has not done sufficient work to classify these historical estimates as current mineral resources or mineral reserves, and Orla is not treating these historical estimates as current estimates. The reader is cautioned not to treat any part of the historical mineral resource estimate for Dark Star given in Table 6-6 as current mineral resources or mineral reserves, it is relevant only for historical completeness, and it is superseded by the current mineral resource estimate presented in Section 14.2 of this Technical Report.

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Table 6-6: Dark Star Deposit 1995-1996 Cyprus Mineral Resource Estimate

Mineral Resource	Tons	Tonne	Gold Grade		Cut-off Grade		Contained
(Reference)	(x 106)	(x 106)	(opt) oz Au/ton	(g Au/t)	(opt) oz Au/ton	(g/t Au)/t	Au (oz)
Polygonal DeMatties 2003; Cyprus 1995-1996	7.72	7.00	0.020	0.690	0.01	0.34	151,365

6.4.2	Pinion Deposit Historical Estimates

The first documented historical mineral resource estimate for the Pinion deposit was completed by Crown in 1991 (Calloway, 1992). The 1991 estimate included information from 194 drill holes in the Main zone and North zone. The estimate used a cross-sectional polygonal method, a gold cutoff grade of 0.001 oz Au/ton (0.34 g Au/t), and a tonnage factor of 13.0 ft3/ton (density of 2.464 g/cm3). A “geologic” mineral resource of 8.11 tons (7.36 million tonnes) of material averaging 0.026 oz Au/ton (0.89 g Au/t) was calculated, containing approximately 210,000 troy ounces of gold (Table 6-7). A qualified person has not done sufficient work to classify these historical estimates as current mineral resources or mineral reserves, and Orla is not treating the historical estimates in Table 6-7 as current estimates. These historical mineral resource estimates are superseded by the current mineral resource estimate described in Section 14.3 and are relevant only for historical completeness.

Table 6-7: Historical Pinion Deposit Estimated Mineral Resources

Mineral Resource	Year	Tons (x106)	Tonnes (x106)	Gold Grade		Silver Grade		Cut-off Grade		Contained Ounces
				oz Au/ton	g Au/t	oz Au/ton	g Au/t	oz Au/ton	Au	Ag
Crown (Calloway, 1992)	1991	8.11	7.36	0.026	0.891	-	-	0.01	210,860	-
Polygonal (Wood,1995)	1995	30.64	27.8	0.026	0.89	-	-	0.01	796,640	-
MIK (Wells, 1995)	1995	18.26	16.56	0.0269	0.92	-	-	0.01	491,194	-
Bharti (Bharti Eng., 1996)	1996	10.8	9.8	0.025	0.857	0.157	5.383	-	270,000	1,695,600

Historical mineral resource estimates were updated for the Pinion deposit in 1995 by Cyprus (Table 6-7). They comprise a polygonal estimate (Wood, 1995) and a Multiple Indicator Kriging (MIK) estimate that used Mintec’s MED System software (Wells, 1995). The polygonal estimate incorporated high-density and low-density drilling at, and surrounding, the two zones of mineralization and utilized a tonnage factor of 12.50 ft3/ton (density of 2.563 g/cm3). Polygons were constructed using cross-sectional drill-hole information and were classified as “proven” in areas where drill density was 100 ft (30 m), and where polygons were projected 50 ft (15 m) on either side of a section. Polygons with drill-hole spacing between 100 ft (30 m) and 200 ft (61 m) were classified as “probable” and those with drill hole spacing over 200 ft (60 m), were classified as “inferred.” The mineral resource was calculated by summing all polygons with an average grade above a cutoff of 0.001 oz Au/ton (0.34 g Au/t). The original classification of the 1995 polygonal Pinion mineral resource is not consistent with CIM standards. The summary provided in Table 6-7 is taken from the original report and represents a summation of all three of the historical mineral resource categories into a global historical mineral resource.

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The 1995 Cyprus polygonal mineral resource (Table 6-7) was calculated using ~350 drill holes, but the estimate incorporated very few density measurements and a very limited amount of quality control/quality assurance (QA/QC) data were available. The Cyprus historical mineral resources included drill-hole data and estimates for mineral resources in Section 27. Cyprus also produced an MIK estimate for the Pinion deposit in 1995 utilizing a similar database to that of the 1995 Cyprus polygonal mineral resource described above. The same tonnage factor of 12.50 ft3/ton (density of 2.563 g/cm3) as the polygonal mineral resource was used and grade was applied to a 50 ft x 50 ft x 20 ft (15 m x 15 m x 6 m) block model using Mintec’s MED System software and an MIK grade-estimation algorithm. Following the estimation process, Lerchs-Grossman pit models were run for $400/oz and $700/oz gold price scenarios using various parameters including: a) 45° maximum pit slopes; b) a $2.51/short ton crushed ore cost (crushing processing, pad construction, and G&A); c) 48% recovery for ROM material; and d) 62% recovery for crushed material. A lower cutoff grade of 0.008 oz Au/ton (0.274 g Au/t) was employed for the ROM material and 0.014 oz Au/ton (0.49 g Au/t) was utilized for the crushed material for the $700/oz scenario. A lower cutoff of 0.009 oz Au/ton (0.31 g Au/t) was utilized for the combined ROM/crush material for the $400/oz scenario. In a mineral resource summary document by Wells (1995), it is clearly stated that the mineral resource work relied on estimations for key factors such as density, recovery, and optimal crush size due to limited test work. A qualified person has not done sufficient work to classify the historical mineral resources as current mineral resources or mineral reserves and the historical mineral resources are superseded by the current mineral resource estimates presented in Section 14.3 of this Technical Report. The historical mineral resources described above are relevant only for historical completeness and are not being treated as current mineral resources or mineral reserves by Orla.

In 1996, RSM contracted Bharti Engineering (Bharti) of Toronto, Canada, to conduct mineral resource estimation on the Pinion Main and North zones within Section 22 in T30N, R53E and excluded data within Section 27 (Table 6-7; Bharti Engineering, 1996). The mineral resource estimate utilized GEMCOM mining software and although not clearly stated, it is thought that the Inverse Distance Squared (ID2) grade-estimation algorithm was used to apply grade to a 50 ft x 50 ft x 20 ft (15 m x 15 m x 6 m) block model. Samples (5 ft (1.5 m) average length) were uncapped and composited to 20 ft (6 m), with a minimum of two and a maximum of 12 data points required for modeling. The Bharti estimate (Table 6-7) comprised a “global resource,” without cutoff grade, of 9.8 million tonnes at 0.025 oz Au/ton (0.86 g Au/t), representing a total of 273,800 contained ounces of gold. This estimate incorporated more data but is otherwise comparable to the 1991 Crown polygonal estimate discussed above. A Whittle pit was run for the 1996 mineral resource estimate using a gold price of $390/oz, a recovery of 67%, total operating costs of $5.75/ton, a 4% Royalty, 50° maximum pit slope and dilution estimated at 10%. Using these values, two potential pits were generated for the Main zone and North zone totaling only 2.99 million tonnes and averaging 0.026 oz Au/ton (0.89 g Au/t), which represented approximately 85,750 ounces of gold. Of that, 57,400 ounces was considered recoverable. A qualified person has not done sufficient work to classify the historical mineral resources as current mineral resources ore mineral reserves and the historical mineral resources are superseded by the current mineral resource estimates presented in Section 14.3 of this Technical Report. The historical mineral resources described above are relevant only for historical completeness and are not being treated as current mineral resources or mineral reserves by Orla. As with the previously discussed historical mineral resource estimates, this 1996 estimate incorporated limited density, QA/QC and recovery information and its geographic limitation to section 22 in turn limited the applicability of the mineral resource estimate as it excluded a significant amount of drill data in the northern part of township section 27.

6.4.3	POD (North Bullion Area) Deposit Historical Mineral Resources 1985 - 2003

The first estimate of gold mineral resources at the POD deposit was made by Kuhl (1985) using the data from NICOR’s drilling (Table 6-8). A rectangular-block polygonal estimate was used with the following parameters:

•	Data projected halfway to the adjoining drill hole or 100 ft (30 m);
•	Inclusion of intercepts less than 0.030 oz Au/ton (1.03 g Au/t) if the outlying intervals brought the overall average to equal 0.030 oz Au/ton (1.03 g Au/t);
•	Minimum 10 ft (3 m) intercept in the drill hole;
•	All calculations made using fire assay intervals;
•	No stripping ratio calculated; and
•	No metallurgical recovery information utilized.

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Bartels (1999) re-estimated the gold mineral resource at the POD (Railroad) deposit (Table 6-8) with a cross-sectional method based on 58 holes on 27 cross sections spaced 100 ft (30 m) apart using the following assumptions:

•	Tonnages were calculated using a tonnage factor of 12.50 ft3/ton (density of 2.563 g/cm3);
•	Assay values include silver credits at a 60:1 ratio;
•	Compositing of assay values was done according to the following conventions:
•	Intervals of low grade (<0.030 oz Au/ton, or <1.030 g Au/t) up to 15 ft (4.5 m) thick, bound on both sides by >0.030 oz Au/ton (>1.030 g Au/t) values were included within the “ore” envelope only if the average of the low grade and the upper- and lower-bounding values were ≥0.030 oz Au/ton (≥1.030 g Au/t);
•	No capping of high-grade assay values was done;
•	Volumes were determined by projecting the contoured “ore” areas 50 ft (15 m) on either side of the section plane;
•	An average grade was assigned to each area by determining the weighted average grade of all drill intercepts within the “ore” envelope; and
•	Average grade was assigned to the respective volume and contained ounces were calculated.

Masters (2003a) re-estimated the gold contained within the POD (a.k.a. Railroad) zone (Table 6-8) utilizing a cross-sectional polygonal method with 71 holes on 15 cross sections approximately spaced 100 ft (30 m) apart using the following methodology and assumptions:

•	Tonnages were calculated using a tonnage factor of 12.50 ft3/ton (density of 2.563 g/cm3);
•	Mineralization was categorized as oxidized (cyanide soluble gold within the Webb siltstone) and refractory gold (primarily within carbonaceous, sulfidic, unoxidized Webb siltstone);
•	The oxidized and refractory gold categories were sub-divided into grade shells of 0.001 oz Au/ton to 0.20 oz Au/ton and >0.20 oz Au/ton (0.34 g Au/t to 0.69 g Au/t and >0.69 g Au/t), and an additional category of mineralization for refractory gold at depths above 300 ft (91 m) depth was also considered; and
•	Each mineralization category was estimated separately for tons, ounces and grade.

Masters (2003b) also presented the first estimation for gold contained within the East Jasperoid zone (Table 6-8) located immediately to the east of the POD zone. Estimation was completed utilizing a cross-sectional method on four sections spaced 100 ft (30 m) apart.

All historical mineral resource estimates summarized in Table 6-8 using various parameters as described above were performed prior to the implementation of the standards set forth in NI 43-101 and CIM standards, and are relevant only for historical completeness. There is insufficient information available to properly assess the estimation parameters and the standards used. A qualified person has not done sufficient work to classify these as current mineral resources, and Orla is not treating them as current mineral resources and they have been superseded by the current resources presented in Section 14. The reader is cautioned not to treat any part of these historical mineral resources as current mineral resources or mineral reserves.

Table 6-8: POD Deposit Historical Mineral Resource Estimates 1985 - 2003

Resource Area	Tons	Tonnes	Contained Ounces Au	Average Au Grade		Cutoff Au Grade		Reference
				(opt) oz Au/ton	(g Au/t)	(opt) oz Au/ton	(g Au/t)
POD	1,197,400	1,086,280	107,766	0.090	3.09	0.030	1.03	Kuhl, 1985
POD	1,400,000	1,270,080	112,000	0.080	2.74	0.020	0.69	Kuhl, 1985
POD	1,006,665	913,250	89,731	0.089	3.05	0.030	1.03	Bartels, 1999
POD	2,654,112	2,407,810	134,445	0.0506	1.73	0.010	0.34	Masters, 2003a
East Jasperoid	1,013,808	919,727	31,742	0.031	1.06	0.010	0.34	Masters, 2003b

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6.4.4	Pony Creek Deposits Historical Estimates 2004-2006

Historical mineral resource estimates provide background information related to the extent of mineralization identified by previous operators at the Property. The QPs have not done sufficient work to classify the historical estimates as current mineral resources, and therefore, the historical estimates are not being treated as current resources.

6.4.4.1	Historical Resources Prior to CIM Definition Standards and Guidelines

Previous technical reports on Pony Creek by Russell (2004; 2006), Gustin (2017) and Spalding (2018) include a limited discussion on a historical resource estimate calculated by Newmont in the Upper and Lower Bowl areas of Pony Creek. Newmont’s historical Indicated Resource estimate totalled 1,034,281 tonnes (1,140,100 tons) of 0.057 opt Au (1.95 g/t Au) and was calculated in the fall of 1983 (Russell 2004; 2006). Spalding (2018) estimates that the resource was based upon the first 40 drillholes completed by Newmont; however, the authors are unaware of the number of drillholes used nor any other technical details with respect to how this resource estimate was calculated. The authors have not viewed the source document containing the Newmont historical resource estimate for Pony Creek.

The authors have reviewed the discussion in Russell (2004) and Spalding (2018) and have determined that it is suitable to reference the work in the context of this Technical Report as it has been publicly disclosed. However, this and other historical resources discussed in this section contain limited information and are not compliant with CIM Definition Standards and Guidelines (2014, 2019).

6.4.4.2	Historical 2004 – 2006 Resource

In 2004, a technical report on the Property written by R. H. Russell, on behalf of Mill City International Corp., calculated historical mineral estimates for gold mineralization over an area measuring 2.4 miles (3.9 km) long by 2,000 ft to 4,800 ft (610 m to 1,460 m) wide, extending northeast from the Bowl area mineralized zone (Russell, 2004). The historical mineral resource estimate was prepared in accordance with CSA, NI 43-101 and the then current, “CIM Definition Standards on Mineral Resources and Reserves” (CIM Definition Standards) dated August 20, 2000.

The Inferred Mineral Resource Estimate (MRE) for Pony Creek calculated by Russell (2004) is 29,401,041 tonnes (32,409,100 tons) at a grade of 0.044 opt Au (1.51 g/t Au) for 1,426,000 ounces of gold. The estimate was based on 151 drillholes within the resource area and used a polygonal estimation methodology. Russell (2004) assumed the geological and grade continuity at Pony Creek, based on the documented geological and grade continuity at the other deposits situated in the Carlin Trend. The methodology employed to calculate the MRE is not acceptable today.

“The area used in the Inferred Mineral Resource reflects the proximal relationship of known gold mineralization to the rhyolite intrusive. Both the rhyolite- and sediment-hosted mineralization is documented and assumed. The two estimates do not consider mineralization more distal to the intrusive, including potential mineralization at the Mississippian/Devonian contact; however, such distal mineralization will likely occur, based on the size and strength of the known mineralizing system at Pony Creek. As stated earlier, the available data are not complete enough to determine the relationship between the true thickness of the gold intercepts and the length of the intercept in the drillholes, and in most cases, the orientation of the mineralization is unknown (Russell, 2004; 2006).”

In 2006, R. H. Russell re-calculated the MRE for the Pony Creek property on behalf of Vista Gold Corp. and Allied Nevada Gold Corp. Russell (2006) re-stated the previous historical MRE for Pony Creek of 29,401,041 tonnes (32,409,100 tons) at a grade of 0.044 opt Au (1.51 g/t Au) for 1,426,000 ounces of gold and listed the same methodologies for the resource estimate calculation. The methodology employed to calculate the MRE is not acceptable today.

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6.5	Historical Mine Production

6.5.1	South Railroad Property

There has been no mineral production reported for the South Railroad property.

6.5.2	North Railroad Property

The North Railroad property covers the historic Railroad district. Ketner and Smith (1963) suggested that historic production records for the district are not very reliable for the period between 1869 and 1905. Only the total volumes of tons mined, and commodities produced were reported, if they were reported. They estimated the total value of production through 1956 to be worth $2 million using the value of the commodity produced for the year it was produced. Ketner and Smith (1963) reported that 43,940 total tons of ore were extracted from historical mines in the North Railroad area with mineral production distributed as follows:

•	Gold - 6,918 ounces
•	Silver - 382,000 ounces
•	Copper - 2,850,000 pounds
•	Lead - 4,340,000 pounds
•	Zinc - 372,000 pounds

6.5.3	Pony Creek Property

No recorded mineral production has been attributed to Pony Creek and no workings larger than a few small prospect pits are known to exist at Pony Creek.

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7	Geological Setting and Mineralization

This section summarizes the geologic setting and mineralization of the South Railroad property, which includes the Dark Star, Pinion, and Jasperoid Wash deposits, the North Railroad property, which includes the North Bullion area (North Bullion, POD, Sweet Hollow and South Lodes), and the Pony Creek property, which includes the Bowl, Appaloosa, and Stallion deposits. The information for all areas, with the exception of the Pony Creek area, is based on the descriptions and information provided by Dufresne and Nicholls (2016), Hunsaker (2010; 2012a; 2012b), Koehler et al. (2014), Shaddrick (2012), and sources cited therein. Mr. Lindholm has reviewed this information and believes it accurately represents the geology and mineralization as currently understood.

Information on the Pony Creek area geology and mineralization is sourced from previous technical reports and studies by Jones and Postlethwaite (1993), Russell (1999), Abbott (2003), Russell (2006), Dufresne and Schoeman (2014), Gustin (2017), and Spalding (2018), and references therein. The authors of this Technical Report have reviewed these sources and consider them to contain all the relevant geological information regarding the Pony Creek area of the Property.

References to Tomera Formation equivalent stratigraphy have been noted historically. However, recent work suggests these units in the South Railroad property may not be of equivalent age, so all usage of Tomera Formation equivalent in this Technical Report refers to units that are Pennsylvanian-Permian undifferentiated.

7.1	Regional Geologic Setting

The South Carlin Complex is located in the southern part of the Carlin trend, a northwest-southeast alignment of sedimentary-rock hosted gold deposits and mineralization, as shown in Figure 7-1 (see Figure 7-2 for key to lithologies shown in Figure 7-1). The property is centered on the Railroad dome, or “window” in the Piñon Range (Mathewson, 2002) as shown in Figure 7-3. Such domes or “windows” consist of upright folds in horsts of Paleozoic rocks of the Roberts Mountains autochthon, exposed by erosion, that were favorable for the formation of Carlin-style gold deposits (Jackson and Koehler, 2014). In the case of the Railroad and other “windows” within the Carlin trend, pulses of Mesozoic and Cenozoic magmatism intruded the folds and related faults (Figure 7-1).

The Carlin trend was within the passive, western continental margin of North America during the early and middle Paleozoic, which is the time of deposition of the oldest rocks observed in the area (Stewart, 1980). A westward-thickening wedge of sediments was deposited at and west of the continental margin. The eastern depositional facies within the sedimentary wedge tend to be coarser and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits). The Carlin trend is proximal to the shelf-slope break, although this break was not static over time.

In the Late Devonian through Middle Mississippian, east-west compression during the Antler Orogeny produced folds and thrust faults, including the Roberts Mountain Thrust. This regional, low-angle fault placed western facies siliciclastic rocks over eastern facies carbonate rocks across the region. In this Technical Report the western facies are referred to as allochthonous and the eastern facies autochthonous. As a result of this tectonism, the Mississippian and Pennsylvanian overlap assemblage of clastic rocks was deposited across the region (Smith and Ketner, 1975). Late Paleozoic sedimentary rocks in the Piñon Range are interpreted as structurally interleaved allochthonous and autochthonous sequences (Longo et al., 2002; Mathewson, 2002; Rayias, 1999; Smith and Ketner, 1975).

Multiple igneous intrusions occur along the Carlin trend. The oldest igneous rocks are Late Triassic in age (Teal and Jackson, 2002).

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Rain Mine
Emigrant Mine
North Bullion
Pinion
Dark Star
Jasperoid Wash
Pony Creek
Carlin Trend
Carlin Trend
Dixie Flats
Tumbleweed Flats
Frenchie Flat
Mound Valley
0 2.5 5 10 Kilometers
GSV-Orla Mineralized Zones
Gold Mines
Cities
Nevada Roads
Federal Interstate
State Highway
Crafford, A. E.J, 2007, Geologic Map of Nevada
* Please see Figure 7-1b for key to lithologic units
Project Areas
North Railroad
South Railroad
Pony Creek
Client
ORLA MINING
Consultant
RESPEC Reno Office
775-856-5700
Project
SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA
Title
Regional Geologic Map

Source: Dufresne and Nicholls, 2017a; after Crafford, 2007

Figure 7-1: Regional Geology of the South Carlin Complex

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U.S. DEPARTMENT OF THE INTERIOR
U.S. GEOLOGICAL SURVEY

QUATERNARY SEDIMENTS AND ROCKS (HOLOCENE AND PLEISTOCENE)

Sediments and sedimentary rocks

- Qal — Alluvium, undifferentiated
- Qay — Younger alluvium
- Qs — Sand dunes
- Qpl — Playa, lake bed, and flood plain deposits
- Qg — Glacial moraines

Volcanic rocks

- Qb — Basalt flows

QUATERNARY AND PLIOCENE SEDIMENTS AND ROCKS

Sediments and sedimentary rocks

- QTsn — Hot spring travertine, sinter, and tufa (Holocene to Pliocene)
- QTls — Landslide deposits, colluvium, and talus (Holocene to Pliocene)
- QTg — Older gravels (Pleistocene and Pliocene)
- QToa — Older alluvium and alluvial fan deposits (Pleistocene and Pliocene)
- QTs — Tuffaceous limestone, siltstone, sandstone, and conglomerate (Holocene to Pliocene)

Volcanic rocks

- QTb — Basalt flows (Holocene to Pliocene)
- QTa — Andesite flows and breccias (Holocene to Pliocene)
- QTr — Rhyolite dome (Holocene to Pliocene)

TERTIARY AND UPPER CRETACEOUS(?) ROCKS

Volcanic and sedimentary rocks

- Ta — Andesite and basalt flows (Miocene and Oligocene)
- Tbg — Basalt, gravel, and tuffaceous sedimentary rocks (Miocene)
- Tts — Tuffaceous sedimentary rocks (middle Miocene to upper Oligocene)
- Ts3 — Younger tuffaceous sedimentary rocks (Pliocene and Miocene)
- Tb3 — Basalt (Miocene)
- Ta3 — Younger andesite and intermediate flows and breccias (Miocene)
- Tt3 — Younger silicic ash flow tuffs (Miocene)
- Tr3 — Younger rhyolitic flows and shallow intrusive rocks (Miocene)
- Ts2 — Older tuffaceous sedimentary rocks (lower Miocene and Oligocene)
- Tb2 — Basalt, tuff, and breccia (lower Miocene and Oligocene)
- Ta2 — Intermediate andesite and intermediate flows and breccias (lower Miocene and Oligocene)
- Tt2 — Intermediate silicic ash flow tuff (lower Miocene and Oligocene)
- Tr2 — Intermediate rhyolitic flows and shallow intrusive rocks (lower Miocene and Oligocene)
- TKs1 — Conglomerate, lacustrine, and tuffaceous sedimentary rocks (lower Oligocene to Upper Cretaceous(?))
- Ta1 — Older andesite and intermediate flows and breccias (lower Oligocene to middle Eocene)
- Tt1 — Older silicic ash flow tuffs (lower Oligocene to middle Eocene)
- Tr1 — Older rhyolitic flows and shallow intrusive rocks (lower Oligocene to middle Eocene)

Intrusive rocks

- Tim — Mafic phaneritic intrusive rocks (Miocene to middle Eocene)
- Tif — Felsic phaneritic intrusive rocks (Pliocene to Eocene)
- Tri — Rhyolitic intrusive rocks with aphanitic groundmass (Pliocene to middle Eocene)

MIOCENE(?) TO JURASSIC(?) INTRUSIVE ROCKS

- TJgm — Mafic phaneritic intrusive rocks (Miocene(?) to Jurassic(?))
- TJgf — Felsic phaneritic intrusive rocks (Miocene(?) to Jurassic (?))

MESOZOIC INTRUSIVE AND VOLCANIC ROCKS

Intrusive rocks

- Kgm — Mafic phaneritic intrusive rocks (Cretaceous)
- Kg — Felsic phaneritic intrusive rocks (Cretaceous)
- Kd — Dikes (Cretaceous)
- KJgb — Gabbro complex, anorthosite, and albitite (Early Cretaceous to Middle Jurassic)
- Jgm — Older mafic phaneritic intrusive rocks (Jurassic)
- Jgf — Older felsic phaneritic intrusive rocks (Jurassic)
- Ji — Phaneritic intrusive rocks (Jurassic)
- TRgf — Felsic phaneritic intrusive rocks (Triassic)

Volcanic rocks

- Jvb — Flows, basaltic tuffs, and lapilli tuffs (Middle(?) Jurassic)
- Jvr — Rhyolite flows, tuffs, and volcaniclastic rocks (Upper Jurassic)
- JTRv — Metavolcanic rocks (Jurassic(?) and Triassic(?))
- TRvm — Mafic flows and volcanic breccias (lower Upper Triassic to lower Middle Triassic)
- TRva — Andesite, rhyolite, tuff, and volcaniclastic rocks (Middle and Lower Triassic)

Terranes

Walker Lake Terrane

- WPN — Pine Nut assemblage—Volcanogenic, carbonate, and clastic rocks (Middle(?) Jurassic to Middle Triassic)
- WPL — Pamlico-Luck assemblage—Carbonate and volcanogenic rocks (Middle(?) Jurassic to Middle Triassic)
- WLS — Luning-Berlin assemblage—Carbonate and terrigenous clastic rocks (Middle(?) Jurassic to Middle Triassic)

Black Rock–Jackson Terrane

- BRJ — Basinal, island arc, carbonate, and volcanogenic rocks (Middle Jurassic to Mississippian)

Sand Springs Terrane

- SAS — Basinal volcanogenic rocks and carbonate turbidites (Lower Jurassic and Upper Triassic)

Quartz Mountain Terrane

- QM — Orthoquartzite, feldspathic sandstone, and volcanic rocks (Mesozoic or Paleozoic, possibly Jurassic)

Jungo Terrane

- JO — Turbiditic, fine-grained terrigenous clastic rocks (Middle Jurassic to Upper Triassic)

MESOZOIC TERRANES, SEDIMENTARY ROCKS, AND ASSEMBLAGES

Sedimentary rocks and assemblages

Localized Clastic Rocks

- TKcg — Conglomerate and clastic rocks (Tertiary(?) and Cretaceous(?))
- Ksg — Siltstone, shale, conglomerate, and limestone (Cretaceous)
- Jcg — Conglomerate, limestone, and quartz sandstone (Middle and Lower Jurassic)

Gold Range Assemblage

- JTRgr — Terrigenous clastic and volcanogenic rocks (Lower Jurassic and Upper Triassic)

Humboldt Assemblage

- JTRs — Shale, siltstone, sandstone, and minor carbonate (Lower Jurassic to Upper Triassic)
- TRc — Limestone, dolomite, shale, sandstone, and conglomerate (middle Upper to upper Lower Triassic (Carnian to Spathian))

Siliciclastic Overlap Assemblage

- TRsl — Shale, sandstone, and limestone (Lower Triassic)

Cratonal Sequence

- Jes — Eolian crossbedded sandstone (Jurassic)
- JTRch — Continentally derived siltstone and clay (Lower Jurassic and Upper Triassic)
- TRmt — Marine siltstone, limestone, and conglomerate (Middle(?) and Lower Triassic)

PALEOZOIC ROCKS

Sedimentary and metamorphic rocks

Carbonate Shelf Sequence

- Pc — Cherty limestone, dolomite, shale, and sandstone (Middle to Lower Permian)
- Psc — Siltstone, sandstone, limestone, and dolomite (Lower Permian, Leonardian and Wolfcampian)
- PPc — Limestone, dolomite, siltstone, sandstone, and shale (Lower Permian and Pennsylvanian)
- PMbc — Bioclastic limestone (Pennsylvanian and Upper Mississippian)
- Mc — Limestone (Mississippian)
- Dc — Limestone and minor dolomite (Upper and Middle Devonian)
- Dsd — Dolomite, sandstone, and limestone (Middle and Lower Devonian)
- DSc — Dolomite (Lower Devonian and Silurian)
- SOc — Dolomite, limestone, and shale (Lower Silurian to Middle Ordovician)
- Oeq — Quartzite (Middle Ordovician)
- OCc — Limestone, dolomite, and quartzite (Middle Ordovician to Upper Cambrian)
- Cc — Dolomite, limestone, and shale (Cambrian)

Undivided and Metamorphosed Carbonate Shelf Sequence Rocks

- DCc — Dolomite and limestone (Middle Devonian to Upper Cambrian)
- DOcm — Dolomite and graphitic marble (Devonian to Upper Ordovician)
- Ocqm — Metaquartzite (Middle Ordovician)
- OCcm — Calcite marble (Middle Ordovician to Cambrian)

PALEOZOIC ROCKS

Terranes and assemblages

Golconda Terrane

- PC — Basinal, volcanogenic, terrigenous clastic, and minor carbonate rocks (Permian to Upper Devonian)
- DCH — Home Ranch subterrane—limestone, basalt, chert, and volcaniclastic rocks (Mississippian)

Siliciclastic Overlap Assemblage

- Pcl — Sandstone, siltstone, limestone, conglomerate, and carbonaceous limestone (Permian)
- PPcl — Conglomerate, sandstone, siltstone, and limestone (Permian to Middle Pennsylvanian)

Foreland Basin Assemblage

- PMsl — Shale, siltstone, sandstone, and conglomerate (Middle Pennsylvanian to Lower Mississippian)
- MDst — Siltstone, limestone, shale, and sandstone (Lower Mississippian and Upper Devonian)

Dutch Flat Terrane

- DF — Feldspathic sandstone, shale, and turbiditic limestone (Upper Devonian)

Slope Assemblage

- MDsl — Shale, graywacke, siltstone, chert, conglomerate, and limestone (Lower Mississippian and Devonian)
- DSs — Platy limestone, dolomite, and chert (Lower Devonian to Silurian)
- DOs — Calcareous shale, siltstone, chert, quartzite, and greenstone (Devonian to Ordovician)

Basin Assemblage

- DCs — Shale, chert, quartzite, greenstone, and limestone (Devonian to Upper Cambrian)
- Ss — Feldspathic sandstone, siltstone, shale, and chert (Silurian)

Nolan Belt

- OCnl — Shale, chert, phyllite, quartzite, and limestone (Ordovician to Cambrian)
- Cnl — Phyllite, schist, shale, thin-bedded limestone, chert, and siltstone (Cambrian)

PRECAMBRIAN AND OTHER ROCKS

Lower Cambrian to Latest Proterozoic clastic rocks

- CZq — Crossbedded quartzite, siltstone, and phyllite (Lower Cambrian and latest Proterozoic)
- CZqm — Metaquartzite (Lower Cambrian and latest Proterozoic)
- Zqs — Quartzite, siltstone, conglomerate, limestone, and dolomite (Late Proterozoic)

Proterozoic basement rocks

- Yi — Felsic phaneritic intrusive rocks (Middle Proterozoic)
- Xm — Gneiss and schist (Early Proterozoic)

Other rocks

- br — Mixed breccias including volcanic, thrust, jasperoid, and landslide megabreccia (Tertiary to Jurassic)
- TJmi — Metamorphic igneous complex (Oligocene, Cretaceous, and Jurassic with Paleozoic, Proterozoic, and Archean protolith)
- TRum — Ultramafic rocks and serpentine (Triassic or upper Paleozoic)

Fault

Client ORLA MINING

Consultant RESPEC Reno Office
775-856-5700

Project	SOUTH RAILROAD PROJECT ELKO COUNTY, NEVADA
Title	Key to Regional Geologic Map
MMM-DD-YYYY:	19 May 2025

Figure 7-2: Key to Lithology in Figure 7-1

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Form 43-101F1 Technical Report

Carlin Gold Trend, Nevada
Longitudinal Section - The "Four Windows"
(looking southwestward)
SE
NW
Railroad Dome (window)
Rain Dome (window)
Maggie Creek Dome (window)
Richmond Dome/Tuscarora Spur (window)
Pinion deposit
Pod deposit
North Bullion deposit (new discovery)
Rain district
Scale in miles
0 5 10
0 10 15km
Gold Quarry
Mike
Carlin-Leeville
Genesis-Goldstrike-Meikle
elevation above mean sea level in feet
6000ft
4000ft
2000ft
0ft
-2000ft
Ti
Ki
Little Boulder Basin drill intercepts
Rock Explanation
Quaternary alluvium
Post-mineral volcanics
Mississippian overlap (mollasse)
Mid-Mississippian (Antler) thrust plate Devonian Rodeo Creek and upper plate Woodruff and Ordovician Vinini clastics
Mississippian clastics (flysch)
Devonian & Silurian permissive carbonates
Silurian and Ordovician non-permissive carbonates and clastic rocks
Jurassic intrusive
Jurassic and Tertiary mafic intrusive
known gold deposits
theorized localities for unknown deposits
Cretaceous intrusive
Early Tertiary intrusive (gold event)
modified from Dave Mathewson, 2002

Figure 7-3: Long Section through the Carlin Trend

Other igneous rocks include: a Late Jurassic dioritic intrusion documented at the Goldstrike gold deposit (Bettles, 2002); intermediate to mafic dikes of Jurassic and Cretaceous age; the Cretaceous quartz monzonite Richmond stock; and the Eocene age Welches Canyon stock and hydrothermally altered and locally gold-bearing felsic to mafic dikes (Ressel, 2000). The Eocene-age Bullion stock (Henry et al., 2015) is situated between the North Bullion and Pinion gold deposits within the South Railroad property (Figure 7-1 and Figure 7-2).

Late Eocene and Miocene volcanic rocks erupted over large areas of the region. These predominantly consist of ash-flow tuffs and lava flows, mainly of rhyolitic compositions, as well as volumetrically smaller amounts of andesitic and basaltic lavas. Sequences of lacustrine sedimentary and volcanic-sedimentary rocks, as young as Pliocene in age, interfinger with and overlie the Cenozoic volcanic cover rocks.

Major regional east-west directed extension began in mid-Miocene time and has continued to the present, resulting in Basin and Range topography that extends beyond the state of Nevada. Extensional faulting varies from normal-displacement block faulting to listric-style faulting with progressively greater extension. The significant consequence of extensional faulting has been the dismemberment and tilting of pre-existing rocks, and development of range-scale horsts and grabens.

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7.2	Local and Property Geology

The Piñon Range is located within the property and consists of a structurally domed uplift that was partially eroded to expose Mississippian, Devonian, Ordovician, and Permian sedimentary rocks. Younger horst and graben structures associated with mid-Miocene and younger extension developed within a framework of overprinted high-angle faults are prominent features of the range. Tertiary sedimentary rocks deposited in shallow, freshwater lakes and overlying intermediate to felsic Tertiary volcanic rocks are present on the flanks of the range and within adjacent grabens (Figure 7-4). At the south end of the project, the most distinctive geological feature is a Jurassic intrusion of felsic composition that forms a laccolith. It was possible to identify the sub-horizontal (sill) and sub-vertical (dike) parts of the intrusive (Figure 7-3) with drilling. In the northern property area, the largest of the intrusions is the Eocene Bullion Stock which is located at the center of the dome structure that uplifted the Piñon Range and was later affected by normal faults.

Four prominent, predominantly high-angle fault orientations have been identified. From oldest to youngest, these include west-northwest-, northwest-, northeast-, and north-south-striking faults. Northwest- and west-northwest-striking faults occur across the project area and include the South and Main faults at Pinion and the Saddle and Outcrop faults at Dark Star. The north-south-striking Bullion fault corridor separates Tertiary volcanic rocks in the basin to the east from Paleozoic sedimentary units in the range. Drilling also indicates juxtaposition of Mississippian sandstones over Pennsylvanian-Permian rocks in the Dark Star area, possibly through low-angle thrust faulting.

A complex of Eocene igneous rocks, referred to as the Bullion Stock, centered south of Bald Mountain, have intruded the Paleozoic sedimentary units in the core and east flank of the range (Figure 7-1). Twenty-four samples of intrusive and volcanic rocks from the project area have been studied by Dr. Christopher Henry of the Nevada Bureau of Mines and Geology. Petrography, chemical analyses, and 40Ar/39Ar and U-Pb zircon age dates have led to an interpretation that at least ten distinct igneous rock types at the project were emplaced during at least four distinct episodes between 38.9 and 37.5 Ma, associated with the Indian Well volcanic field (Henry et al., 2015).

The South Carlin Complex area geology is summarized in three parts that correspond to the North Railroad, South Railroad, and Pony Creek properties.

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Figure 7-4: Geologic Map of the South Carlin Complex

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7.2.1	South Railroad Property

The South Railroad property includes the Dark Star, Pinion and Jasperoid Wash resource areas. In addition, there are multiple exploration targets that include Dixie, Elliot Dome, Robinson, JR Buttes, Ski Track, and Irene.

The local geologic units from oldest to youngest are Devonian limestones, Mississippian sandstones and siltstones, Pennsylvanian-Permian sandstones, conglomerates, siltstones and limestones and post-mineral Tertiary conglomerates and Tertiary age Indian Well Formation tuffs (Figure 7-4). Gold mineralization at Dark Star and Jasperoid Wash is hosted primarily in Pennsylvanian-Permian conglomerate and to a lesser degree, the overlying and/or underlying siltstones. Gold and silver mineralization at Pinion is hosted within a breccia zone developed along the upper contact of the Devils Gate limestone. The sedimentary units in the South Railroad property were first affected by folding and northeast-verging thrust faults in response to compressive deformational events. Brittle extension and the development of Basin & Range normal faults then occurred in an extensional tectonic environment that has persisted to the present day.

7.2.1.1	Dark Star Geology

The Dark Star deposit is located east of the Pinion deposit (Figure 7-4) and occurs in a 1,300- to 2,000 ft-wide (400 to 600 m-wide) structural block of Pennsylvanian-Permian rocks (Harp et al., 2016) known as the Dark Star fault corridor. A generalized stratigraphic column for the Dark Star area is illustrated in Figure 7-5.

Figure 7-5: Stratigraphic Column for the Pinion, Dark Star, Jasperoid Wash and North Bullion Deposit Areas

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The Dark Star fault corridor may have developed initially as an open-folded anticline. The folded sediments were subsequently affected by basin & range normal faulting that formed distinctive geological blocks that represent a major horst structure. The Dark Star fault corridor has a surface expression of greater than 7.5 mi (12 km) in length and is a prominent north-south-trending high-angle normal fault system that consists of, from west to east, the West, Splay of the West, IDK, East and Dark Star faults. The three structures between the West and Dark Star faults have 300 to 400 ft (90 to 120 m) of normal offset. The West fault, which is a moderately west-dipping fault with significant displacement (greater than 3,000 ft (1,000 m)) of the Chainman Formation over the Pennsylvanian-Permian rocks, may be a continuation of or be age equivalent to the Pinion thrust fault. There is at least 700 ft (200 m) of normal offset to the east on the Dark Star fault, which juxtaposes Tertiary Indian Well Formation over Pennsylvanian-Permian rocks.

Orla has identified four primary fault-bounded blocks at Dark Star (Figure 7-6). The westernmost block is bounded on the east side by the West fault. Tertiary conglomerates thought to be part of the Elko Formation overlay fine-grained sediments of the Mississippian Chainman Formation in this block. The horst block is defined by the West fault and the Dark Star fault. Two structural blocks are defined within the horst separated by the east-dipping East fault. With the exception of a small amount of Indian Well Formation near the surface between the East and Dark Star faults, Pennsylvanian-Permian undifferentiated sedimentary units are the only lithologies encountered to the limit of drilling at depth within the horst structure. Gold mineralization is hosted almost entirely in Pennsylvanian-Permian sediments between the West and East faults. The east-dipping IDK fault and west-dipping Splay of the West fault offset Pennsylvanian-Permian units between the West and East faults. East of the Dark Star fault, tuffs of the Tertiary Indian Well Formation have been encountered to depths of 1,000 ft (300 m) in drilling.

Figure 7-6: Dark Star Deposit Geology and Mineralized Zone Cross Section N14698399

The Saddle and Outcrop structures appear to be an older set of planar structures trending northwest at N40°W to N60°W. The structures do not offset lithology, however, the mineralization at Dark Star North does appear to be bound by the structures.

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Alteration at Dark Star is dominated by decalcification and silicification of the Pennsylvanian-Permian rocks. Clay alteration occurs in association with faults, along localized barite veins and with widespread disseminated barite (Harp et al., 2016). Quartz veinlets, drusy-quartz lining fractures, and banded-quartz occur in the silicified rocks. Several stages of tectonic, collapse, and hydrothermal breccia are recognized throughout the mineralized zone. Alteration of the upper and lower siltstone units is characterized by decalcification, overprinted by argillic and weak silicic alteration.

7.2.1.2	Pinion Deposit Area Geology

The geological setting, stratigraphic units and the overall tectonic history of the Pinion area is the same as described for the adjacent deposit areas by Hunsaker (2010, 2012a, 2012b), Shaddrick (2012), Koehler et al. (2014), Turner et al. (2015), Dufresne and Koehler (2016), and Dufresne and Nicholls (2018). The project area geology is illustrated in Figure 7-9, and a stratigraphic column is presented in Figure 7-5.

The Pinion deposit area encompasses a sequence of Paleozoic sedimentary rocks exposed within large horst blocks in which the sedimentary rocks have been broadly folded into an asymmetric anticline. The axis of the Pinion anticline can be traced for approximately 2 mi (3.2 km), with a trend of N20°W, and plunge of 25° to 30° to the south-southeast (DeMatties, 2003). The western fold limb dips from 10° to 35° to the west-southwest and the steeper eastern limb dips 25º to 50º to the east. Devils Gate Limestone forms the core of the anticline with siliceous clastic units of the Tripon Pass, Webb, Chainman, and Tonka formations along the limbs and crest (Calloway, 1992).

The contact between the Devils Gate and Tripon Pass (Figure 7-5) is characterized by a multi-lithic dissolution-collapse breccia (mlbx) that ranges from 10 to 400 ft (3 to 120 m) in thickness. The mlbx is characterized by multi-lithic clasts of surrounding rock formations and barite in a clay matrix with a silica overprint, and infrequent banded quartz veins. The breccia is thickest on the east limb of the fold and thins along the crest and along the west limb. Intrusives of quartz-feldspar composition are common proximal to the mineralized zone but are generally unmineralized.

The Pinion deposit is contained within a northwest-trending horst. Faults on the northeast horst margin are linking structures to the more northerly striking, range-bounding Bullion fault corridor (Norby et al., 2015) and include the locally named Bullion, Linkage, and Tonka faults. Older N50°W- to N60°W-striking faults (South and Main faults) transect the Pinion deposit and offset the anticline.

At depth, the Devils Gate, Tripon Pass, and Webb formations are overlain by Mississippian-aged Chainman Formation. This contact was defined by Norby et al. (2015) as gently west-dipping Pinion thrust fault between the overlying Devils Gate to Chainman sequence and the underlying Chainman sequence. On the east limb of the fold, additional localized thrust faults occur above the Pinion thrust fault, resulting in locally repeated sections of Chainman, Webb, and Tripon Pass.

Alteration associated with gold-silver mineralization is primarily silicification of the breccia. There are also zones of abundant disseminated and vein barite, with up to 75% barium determined from x-ray fluorescence analysis. Decalcification of the Tripon Pass and Devils Gate formations along the margins of the breccia have also been observed. Minor clay alteration can be seen along the Main, South, and Bullion faults. Elements associated with gold are silver, antimony, arsenic, barium, and mercury. Banded fine-grained to fine-cockscomb silica also occurs throughout the Pinion deposit, locally with stibnite (or oxidized to stibiconite) and elevated silver to 70 ppm. These vein textures and mineralization styles are more typically associated with epithermal systems.

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Gold and silver mineralization at the Pinion deposit is strongly controlled by the dissolution-collapse breccia at the contact between calcarenite of the Devils Gate Limestone and the overlying silty micrite of the Tripon Pass Formation (Norby et al., 2015). Approximately 90% of the mineralization is hosted within the breccia and is defined locally as the Main zone. Lithologies and gold mineralization have been offset downward to the west along the South fault, which is part of the Bullion fault corridor. Down-to-the-east offset also occurs across the Bullion fault on the east side of the deposit. The Pinion gold mineralization extends northwards to an area referred to as the North zone. The mineralization is confined to a much narrower area along the east limb of the anticline, and the eastward dip progressively steepens to as much as 75° northward along the zone. This part of the Pinion deposit has also been offset downward to the east by the Bullion fault, where low-grade gold mineralization is hosted in part by the Sentinel Mountain Dolomite.

1917000
1918000
1919000
1920000
1921000
7000
6000
5000
Pinion Thrust
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
0
500
1000
Feet
Geology
Tonka Fm
Chainman Fm
Webb Fm
Tripon Pass Fm
Devils Gate Limestone
Multilithic Breccia
Mineralization
Au Mineralized Zone
Faults
Drill-Hole Assay
Color Codes
oz Au/ton: Color:
0.0000-0.0006
0.0006-0.0055
0.0055-0.0058
0.0058-0.0292
0.0292-0.3600
>0.35
Orla Mining
Pinion, Geology
Section N14695611
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 28 May, 2025

Source: Gold Standard, 2018

Figure 7-7: Pinion Deposit Geology and Mineralized Zone Cross Section N14695611

7.2.1.3	Jasperoid Wash Geology

The Jasperoid Wash deposit is located south of the Pinion deposit in a structurally bound block of Pennsylvanian-Permian rocks (Figure 7-1, Figure 7-9). The host rocks are similar to those at the Dark Star deposit as illustrated in Figure 7-5.

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The Jasperoid Wash deposit is located within a north-south-striking structural corridor which is bound to the west by a major offsetting reverse fault, and on the east side by a normal fault with minor offset. Both bounding faults have down-to-the-west offset. The west-bounding fault juxtaposes Mississippian Tonka Formation in the footwall against the Pennsylvanian-Permian rocks to the east. Pennsylvanian-Permian conglomerate and clastic units are faulted and fractured between the two main faults. The Pennsylvanian-Permian rocks are informally assigned to an upper unit of silty limestone, a middle unit of calcareous sandstone and conglomerate, a lower unit of calcareous siltstone, and an underlying conglomerate composed of chert pebbles and a sandstone matrix. The stratigraphic package dips shallowly to the west at 10 º to 35º on the east and west sides of the structural corridor but is sub-horizontal to very shallow east-dipping within the structural zone.

At Jasperoid Wash, the middle sandstone and conglomerate unit outcrops at the surface in small crags that are resistant to weathering. This unit is mostly composed of thick beds of debris-flow conglomerate containing clasts of chert and cherty bio-micrite in a silicified, sandy calcarenite to silty-micrite matrix. The lower calcareous siltstone unit is composed of varying thicknesses of interbedded calcisiltite, calcarenite, bioclastic limestone, calcareous sandstone, and minor beds of conglomerate. Outcrops of the lower unit tend to be less resistant to weathering and are smooth and low-lying.

Dikes of “quartz-eye” rhyolite and feldspar porphyry, inferred to be of Tertiary age, occur within the Jasperoid Wash structural corridor and at fault intersections. A third type of dike, an intensely silicified quartz-feldspar porphyry, crops out north of the deposit. At a fault intersection within the deposit, some outcrops consist of a multi-phased, hydrothermally altered breccia consisting of younger quartz-feldspar porphyry matrix and clasts of dacite and rhyolite. Strongly argillic-altered and gold-mineralized dacite porphyries with very fine-grained pyrite have also been intersected in drilling.

Alteration of the middle conglomerate and lower siltstone units includes moderate to strong silicification, decalcification, and argillization. Quartz veinlets and drusy quartz on fractures are common features associated with the silicification. Small pods of unoxidized pyrite are preserved within the sedimentary rocks where oxidizing fluids did not permeate the rock. Vugs formed by decalcification of limestone and dolostone are present. Hydrothermal alteration observed in the feldspar porphyry, calcisiltite, calcarenite, calcareous sandstone, and bioclastic limestone units is characterized by strong clay development and/or disseminated pyrite grains. The lower siltstone unit is commonly decalcified, becoming more calcareous with depth.

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1918000
1919000
1920000
1921000
8000
7000

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

0 500 1000 Feet

Mineralization
- Au Mineralized Zone

Geology
- Tertiary Intrusive
- Middle Conglomerate
- Lower Siltstone
- Tonka Formation
- Chainman Formation
- Webb Formation
- Tripon Pass Formation
- Faults

ORLA MINING

Orla Mining
Jasperoid Wash, Geology,
Section N14696822

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 28 May, 2025

Figure 7-8: Jasperoid Wash Geology and Mineralized Zone Cross Section N146696822

7.2.2	North Railroad Property

7.2.2.1	North Railroad Property Geology

The North Railroad property includes the North Bullion, POD, Sweet Hollow and South Lodes deposits, and multiple exploration targets that include the Bald Mountain, Bunker Hill, Central Bullion, Railroad Fault, Big Skarn, Spike, GE, and Old District that have been partially explored and tested.

The local geologic units from oldest to youngest are Devonian limestones, dolomites and calcareous sandstones, Mississippian sandstones, siltstones and conglomerates, and post-mineral Tertiary Elko conglomerates (Figure 7-4). The Tertiary Indian Well Formation tuffs partially cover Elko conglomerates and older units, with increasing thickness eastward into the valley. The Tertiary Bullion stock is present along the west side of the North Railroad area.

Similar to the South Railroad property, the sedimentary units in the North Railroad property were first affected by folding and northeast-verging thrust faults in response to compressive deformational events. Brittle extension and the development of Basin & Range normal faults then occurred in an extensional tectonic environment that has persisted to the present day.

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Structure plays an important role in the emplacement of gold mineralization in the North Railroad property. Structural orientations within the North Railroad property are the same as those previously described both regionally and locally in the South Railroad properties. The northwest trends to mineralization that are present at the Rain Mine (Williams et al., 2000) (Figure 7-1) are also evident throughout the South Carlin Complex, and are apparent in the North Railroad property as the progression from southeast to northwest of the South Lodes, POD/Sweet Hollow, and North Bullion deposits. Another regional structural feature in the area is the north-striking, steep east-dipping Bullion fault corridor. This structural zone is up to 985 ft (300 m) in width with apparent east-side-down normal displacement of greater than 1,970 ft (600 m) (Jackson et al, 2015).

The two primary favorable lithological horizons that host gold mineralization are:

•	The upper contact of the Devil's Gate limestone, where dissolution-collapse forms the multi-lithic brecciation, creating secondary porosity that allowed access for mineral-rich solutions; and
•	The micrite unit interbedded within the lower portion of the Mississippian sediments that also hosts mineralization.

7.2.2.2	North Bullion Deposit Area Geology

The deepest drill holes at North Bullion bottomed in thin- to thick-bedded dolomite of the Devonian Beacon Peak Dolomite (Figure 7-9). Overlying the dolomite rocks are cross-bedded clastic sediments of the Oxyoke Formation (Oxyoke Sandstone in Figure 7-9), which are approximately 400 ft (120 m) thick. The sandstones consist of well-rounded quartz grains, and can be matrix- or grain-supported. The Oxyoke Formation transitions upward to calcareous sandstone of the Sentinel Mountain Dolomite, which has an average thickness of 500 ft (150 m).

The contact between the top of the Sentinel Mountain Dolomite and overlying Devils Gate Limestone is gradational. The Devils Gate Limestone is composed of grey, thick-bedded calcarenite and minor micrite, and is up to 800 ft (250 m) in thickness in the North Bullion deposit area. The youngest pre-Tertiary unit in the North Bullion area consists of thick-bedded and upward-fining conglomerate, sandstone, siltstone and mudstone of the Mississippian Chainman Formation. The unit is intruded by dacite sills that are 3 to 30 ft (1 to 7 m) thick and 330 to 650 ft (100 to 200 m) below the surface. Dacite dikes occur along steep east-dipping faults (Jackson et al., 2015). At the North Bullion deposit, there are two beds of carbonate rocks within the Chainman Formation that were previously interpreted to be thrust slices of the Tripon Pass formation (Longo et al., 2002; Matthewson, 2002; Oversby, 1973). However, the carbonate units are now believed to be stratigraphic interbeds within the predominantly siliciclastic sequence of the Chainman Formation. These carbonate units are commonly decalcified and brecciated, and host an upper gold zone in the North Bullion deposit.

The contact between the Devils Gate Limestone and the overlying Chainman Formation in the North Railroad area is characterized by a dissolution-collapse breccia (the mlbx) (Figure 7-10). The mlbx contains clasts of sandstone, mudstone, silty mudstone and conglomerate from adjacent units, that were subsequently altered and mineralized to form the main mineralized zone of the North Bullion deposit (Jackson et al., 2015). The mlbx can be traced from North Bullion to the POD and Sweet Hollow deposits.

The Eocene-age Elko Formation overlies Paleozoic sedimentary rocks and consists of thick-to thin-bedded mudstone, sandstone, chert pebble conglomerate, freshwater limestone, and tuffaceous sediments (Stewart, 1980; Smith and Ketner, 1975). It is separated from the overlying Indian Well Formation, the youngest unit in the North Bullion deposit area, by an angular unconformity in the eastern hanging wall of the Bullion fault corridor. The volcanic rocks are generally flat lying, dacitic to rhyolitic tuffs (Figure 7-1; Henry et al., 2015), and contain phenocrysts of quartz, sanidine, hornblende, and biotite within a pink to grey groundmass. The post-mineral unit deepens eastward, infilling the down-dropped hanging wall of the Bullion Fault Corridor.

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North Bullion Deposit
Alteration
Gold Zones
Tectono – Stratigraphic Section
100 m
200 m
300 m
400 m
500 m
600 m
700 m
500 ft
1000 ft
1500 ft
2000 ft
2500 ft
Argillization (including quartz/sericite/Pyrite altered Dacite)
Weak Argillization
Decalcification and Argillization
Collapse Breccia
Silicification
Decarbonatization
Dolomitization
Weak Decalcification
Weak Silicification and Argillization increasing down
Silicification
Collapse Breccia
Decarbonatization Dolomitization
Moderate Silicification
>0.100 ppm
Upper Zone
>0.300 ppm
>6 ppm
Lower Zone
Tertiary Indian Well Fm. (Tiw)
Tuff and Lava Flows, 15-40% phenos
Tertiary Elko Fm. (Te)
Mudstone, Sandstone, Micrite, Conglomerate
Mississippian Chainman Fm. (Mc)
Sandstone (45%)
Silty Mudstone (45%)
Conglomerate (5-10%)
Eocene Dacite Porphyry Sills (38.2-38.8 Ma Henry, 2015)
Silty Mudstone, Sandstone
Sandstone (50%), Silty Mudstone (50%)
Limestone 1 - Micrite
Multi-Lithic Breccia
Sandstone (50%), Silty Mudstone (50%)
Limestone 2 – Calcarenite, Calcisiltite >> Micrite, Mudstone
Highly variable section:
Multi-Lithic Collapse Breccia
with Webb and Tripon Pass Formation blocks
Sandstone, Mudstone, Silty Mudstone, and Conglomerate
Devonian Devils Gate Limestone (Ddg)
Calcarenite > Calcisiltite, Micrite, Bioclastic Limestone
Devonian Sentinel Mountain Dolomite (Ds)
Dolomite
Devonian Oxyoke Sandstone (Do)
Calcareous Sandstone
Devonian Beacon Peak Dolomite (Db)
Dolomite

Source: Jackson et al., 2015, modified by Orla in 2025

Figure 7-9: North Bullion Stratigraphic Column

The Bullion fault corridor in the North Bullion deposit area is essentially a horst block that plunges shallowly to the north-northeast. The horst block is exposed in the Sweet Hollow area but is covered by post-mineral conglomerates and volcanic tuffs to the north and east. As explained by Jackson et al. (2015), the Chainman Formation sandstone occupies the center of the horst, and the variable strikes and dips at the surface indicate an open-folded anticline is centered on the horst.

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Jackson et al. (2015) also described the relationship between structures and intrusive rocks with respect to hydrothermal activity and gold mineralization in the North Bullion deposit area as follows:

“Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.8–38.2 Ma, intruded steeply dipping faults within the NBFZ [North Bullion Fault Zone] and low angle, bedding parallel faults, capping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution-collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. The collapse breccia generally exhibits a flat-tabular textural fabric subparallel to today’s surface. All of this evidence supports the Formation of North Bullion during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization.”

1919000
1920000
6000
5000
Cherry Springs Fault
Carbonate High East Fault
Bobcat Fault
Crown Vein?
0
500
1000
Feet
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
Geology
Quaternary Colluvium
Indian Well Fm
Elko Fm
Chainman/Webb Fms
Chainman Fm-Micrite Interbeds
Devils Gate Limestone
Oxyoke Fm
Multilithic Breccia
Mineralization
Au Mineralized Zone
Drill-Hole Assay Color Codes
oz Au/ton: Color: oz Au/ton: Color:
0.0000-0.00058
0.00058-0.00064
0.00064-0.0022
0.0022-0.0036
0.0036-0.0044
0.0044-0.0160
0.0160-0.0365
0.0365-0.0438
0.0438-0.1458
0.1458-0.3500
>0.35
ORLA MINING
Orla Mining
North Bullion, Geology
Section NW 3447.5
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 29 Sept, 2025

Figure 7-10: North Bullion Deposit Geology and Mineralized Zone Cross Section NW3447.5

7.2.3	Pony Creek Property

Middle to Upper Devonian through Permian carbonate, possible Jurassic clastic sedimentary rocks and Jurassic felsic (rhyolite) intrusive rocks are exposed at the Pony Creek Project, with the principal resource zones hosted within rocks interpreted as Pennsylvanian-Permian in age. A detailed geological map of Pony Creek is illustrated in Figure 7-11 (with a legend in Figure 7-12) and a stratigraphic section of Pony Creek geology is presented in Figure 7-13. The Devils Gate Limestone is the oldest unit at Pony Creek, outcropping on the western edge of the area. The Devils Gate Limestone is comprised of medium to thick bedded, light and dark grey, fine-grained limestone.

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Above the Devils Gate is the Webb Formation, characterized by siliceous mudstone and claystone and was defined by Smith and Ketner (1968) for exposures near Webb Creek in the northern Piñon Range. This unit is overlain by Chainman Formation shale, sandstone with conglomerate lenses, limestone and calcareous sandstones. The Chainman and Webb Formations are commonly silicified with alteration increasing with proximity to the Devils Gate Limestone contact (Jennings, 2001).

The Chainman Formation at Pony Creek is overlain by a sequence of conglomerates, sandstones and shales that are assigned to the Upper Mississippian to Lower Pennsylvanian Diamond Peak Formation of Smith and Ketner (1975; 1978). Chert and quartzite are the most common clast types in the conglomerates. In the northern Piñon Range, the Diamond Peak Formation was previously referred to as the Tonka Formation by Dott (1955) for those rocks that were deposited across the Roberts Mountains Thrust Fault.

The Middle to Upper Pennsylvanian Moleen Formation, composed of gray, medium-bedded, silty limestone with banded, nodular chert and conglomerate interbeds overlies the Diamond Peak Formation and is in turn overlain by unnamed upper Pennsylvanian to Permian sedimentary rocks (Smith and Ketner, 1975; 1978), some of which have been assigned to the Strathearn Formation during geological mapping by Contact Gold. Calcareous sandstone and conglomerate with interbedded limestone make up this unnamed “Penn-Perm” unit.

The Mississippian, Pennsylvanian and Permian rocks at Pony Creek are chaotic and laterally discontinuous in nature. The coarse clastic strata formed by being shed off from the Antler highlands to the west of Pony Creek during multiple orogenic pulses of the Antler Orogeny which began in Mississippian time.

A porphyritic rhyolite intrusive body of Jurassic age is present as a north-south elongated body. The rhyolite body pinches out to the northwest as it encroaches on the Stallion-Bowl Trend area. The porphyritic rhyolite has been variously described as rhyolite, felsite or felsic porphyry. Four felsic lithologies have been described, including: 1) white- to cream-colored, fine-grained feldspar porphyry, 2) white- to cream-colored, fine-grained quartz porphyry, 3) fragmental rhyolite, and 4) dark-colored to nearly black, aphanitic felsite. These rock types are hydrothermally altered and locally mineralized along the contact of the underlying sedimentary units and within the margins of the intrusive, which may may have served as a trap for auriferous fluids (e.g. Bowl and Appaloosa zones).

Volcanic tuffs, flows, and volcaniclastic rocks previously assigned to the Eocene Indian Well Formation by Abbott (2003) crop out on the east side of the Property and are at least 800 ft (243.8 m) thick. The base of these rocks is not observed within the Property, and they occur only in fault contact with the Paleozoic rocks described above.

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1910000
1920000
1930000
1940000
14680000
14670000
14660000
14650000
N
Elliott Dome
Robinson
Mustang Zone
Stallion Zone
Appaloosa Zone
Pony Spur Zone
Stallion-Bowl Trend
Bowl Zone
Legend
South Carlin Complex Property Boundary
Known fault
Inferred fault
Known thrust fault
Contact
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek
Mineralized Zones
1:75,000
N27 Zone 11 BLM ft
May 2025
0
1
Miles
APEX GEOSCIENCE

Figure 7-11: Geological map of Pony Creek

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Figure 7-12: Continued, Legend for geological map of Pony Creek

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PENNSYLVANIAN-PERMIAN
MISSISSIPPIAN
DEVONIAN
Strathearn Fm
Moleen Fm
Diamond Peak Formation
Chainman Shale
Webb Fm
Devil's Gate Limestone
Inferred and Potential Au Resource Associated with Rhyolite Intrustive
Pony Creek Webb Target & Stratigraphic Position of All Other Pinon Range Au Deposits
Rhyolite
Limestone
Shale
Siltstone
Sandstone
Conglomerate

Figure 7-13: Detailed stratigraphic section, Pony Creek (from Spalding, 2018).

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7.2.4	Mineralization

The South Railroad property includes Carlin-type gold mineralization in at least six deposit areas: Dark Star, Pinion, Jasperoid Wash, North Bullion, Bowl and Stallion. These deposits are similar in setting and style to that of other deposits in the region, including Rain and Emigrant (Koehler et al., 2014; Norby et al., 2015; Turner et al., 2015; Dufresne and Koehler, 2016). Mineralization occurs mainly as finely disseminated, submicroscopic gold in largely stratiform bodies in Devonian, Mississippian, and Pennsylvanian-Permian rocks. The following subsections describe the mineralization for deposits that are located within one of the three parts of the property. The descriptions of the Dark Star, Pinion, Jasperoid Wash, North Bullion, and Pony Creek mineralization are modified from Dufresne and Nicholls (2016; 2017a; 2017b; and 2018).

7.2.4.1	South Railroad Property

7.2.4.1.1	Dark Star Deposit

The Dark Star deposit is hosted primarily within Pennsylvanian-Permian undifferentiated units, with minor amounts of gold mineralization found in the Chainman Formation. The deposit is centered along the north-south-striking Dark Star fault corridor and anticline. As presently defined by drilling, the deposit consists of the Dark Star Main and Dark Star North zones and is approximately 4,900 ft (1,500 m) in length with a maximum width of 3,000 ft (900 m). The deepest known mineralization is 1,900 ft (600 m) below surface. A representative geologic cross section is shown in Figure 7-6.

The Dark Star deposit is hosted in an open-folded anticline with a steep west-dipping axial plane and shallow north-plunging fold axis. The strongest mineralization occupies the west and east limbs at Dark Star Main and North, respectively. Near the surface in both deposit areas, bedding and mineralization is sub-horizontal in the crest of the anticline, and dips shallowly to the east and west within the anticline limbs. At Dark Star Main the mineralization dips moderately at 40° to 65° to the west, and shallows to about 20° at depth. At Dark Star North the mineralization dips 45° to 55° to the east.

Gold mineralization at Dark Star is submicroscopic and disseminated within a north- to north-northeast-striking zone of silicification within the middle coarse conglomeratic and bioclastic limestone-bearing unit. This unit is between the upper and lower silty limestone and calcisiltite units (Figure 7-5 and Figure 7-6).

Oxidation is pervasive at Dark Star Main to a depth of 1,500 ft (450 m) in the middle conglomeratic unit. At Dark Star North, oxidation is pervasive to a depth of 1,100 ft (330 m) in the middle conglomeratic and lower silty limestone and calcisiltite units. Oxidation products are primarily limonite with lesser hematite. However, thin zones of unoxidized sulfide minerals are present; pyrite is the principal sulfide mineral.

7.2.4.1.2	Pinion Deposit

The Pinion gold deposit is located along the northwest-trending Pinion anticline and proximal to the Bullion fault, which follows the east side of the deposit and down drops the mlbx and mineralization to the east in the North zone and part of the Main zone. The Main zone trends approximately N50°W to N60°W, is approximately 6,300 ft long by 4,000 ft wide (1,900 m by 1,200 m) and vertical thickness between ~50 to 500 ft (~15 to 150 m). Mineralization at the Main zone has been intersected to a depth of 1,500 ft (450 m) below surface where it plunges to the southeast. Mineralization is hosted primarily within a multi-lithic dissolution-collapse breccia at the Devils Gate-Tripon Pass contact. The mlbx is best developed along the crest of the Pinion anticline but also extends downward along the east and west limbs. Minor gold mineralization is associated with decalcified limestone and dolostone above and below the breccia.

The North zone is approximately 3,600 ft (1,100 m) long along a north-northwest trend, varies from 150 to 330 ft (45 to 100 m) in thickness, and ranges from 115 to 440 ft (35 to 135 m) in vertical extent from the surface. Lateral continuity of mineralization is shown in a representative cross section (Figure 7-7). North zone mineralization is hosted primarily in mlbx and appears to be a continuation of the deposit along the east limb of the anticline.

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The deposit remains open in all directions with the exception of the northwest. Gold mineralization has been encountered in the furthest step out drilling to the west, south and east that intercepted the upper contact of the Devil’s Gate limestone.

Gold mineralization at Pinion occurs mainly as submicroscopic disseminated gold in the largely stratiform mlbx. Free gold in 2 to 20 micron-size grains was noted in the 2018 mineral liberation studies (AMTEL, 2018). Silver mineralization is associated with banded fine-grained to fine-cockscomb silica textures and is interpreted to be related to a late epithermal hydrothermal event that overprints Carlin-type mineralization. A later phase of massive and disseminated barite overprinting occurred after development of both breccia and silicified textures.

7.2.4.1.3	Jasperoid Wash Deposit

The Jasperoid Wash deposit has an approximate extent of 6,200 ft (1,900 m) in a north direction and a width of about 2,300 ft (700 m). Drilling shows the deposit consists of low-grade (0.003 to 0.012 oz Au/ton (0.1 to 0.4 ppm Au)) bedding-controlled mineralization, and steep east-dipping structurally-controlled mineralization that extends to at least 1,300 ft (400 m) below the surface. Gold is disseminated within altered feldspar porphyry dikes and adjacent conglomeratic rocks, possibly the same sedimentary units that host mineralization at Dark Star. The gold is inferred to be submicroscopic, though no petrographic studies have been completed. Higher-gold grades from 0.03 to 0.44 oz Au/ton (1 – 15 g Au/t) are associated with drusy quartz in fractures, which have a varnish of limonite and/or hematite, and with zones of very fine-grained disseminated sulfide minerals that have a sooty appearance in the argillized feldspar porphyry. A representative cross section is shown in Figure 7-8.

7.2.4.2	North Railroad Property

The North Bullion deposits in the North Railroad property, which include the North Bullion, POD, Sweet Hollow and South Lodes deposits, are characterized as Carlin-type disseminated-gold mineralization. Only POD and Sweet Hollow are exposed at surface. The bulk of the geological understanding and interpretations of the North Bullion deposits has come from core drilling that was guided by interpretations of gravity and CSAMT data. Gold mineralization is focused on the footwall of the Bullion fault corridor, a north-south-striking zone of normal faults with an overall down-to-the-east displacement. North-south-, northwest- and west-northwest-striking faults appear to be important controls on mineralization. In general, gold-silver mineralization is localized in Webb and Tripon Pass formation rocks, and dissolution-collapse breccia developed above and within silty micrite of the Tripon Pass Formation and calcarenite of the Devils Gate Limestone (Jackson and Koehler, 2014; Jackson et al., 2015).

7.2.4.2.1	North Bullion Deposit

Gold mineralization in the core of the North Bullion deposit is hosted in mlbx at the upper Devils Gate contact and within or directly below a silty micrite unit interbedded with sandstones and conglomerates of the Chainman Formation. The upper limit of mineralization varies from 250 to 1,300 ft (75 to 400 m) in depth. Auriferous material dips gently to the southeast. Gold is associated with sooty, very fine-grained sulfide minerals, silica, carbon, clay, barite, realgar, and orpiment, and with elevated arsenic, mercury, antimony, and thallium.

The North Bullion deposit, as currently defined, is approximately 2,900 ft (900 m) in length, 2,300 ft (700 m) in width and up to 1,650 ft (500 m) in vertical extent.

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7.2.4.2.2	POD, Sweet Hollow, and South Lodes Deposits

The northeastern-most limit of the Sweet Hollow deposit is situated about 500 ft (150 m) southwest of the North Bullion deposit. Mineralization is potentially traceable along the uppermost mineralization horizon identified at North Bullion, although additional drilling will be required to demonstrate the continuity. As currently defined, the zone is approximately 4,000 ft (1,200 m) in length, 900 ft (275 m) in width, and up to 600 ft (180 m) in vertical extent. Mineralization at the Sweet Hollow deposit is associated with pyrite and hosted primarily by the Webb and Tripon Pass Formations. Alteration is characterized by decalcification and silicification of the sedimentary host rocks.

Mineralization at the POD deposit is restricted to a steep northeast-dipping shear zone (Hunsaker, 2012b; Masters, 2003a) located adjacent to and northwest of Sweet Hollow mineralization. As currently defined, the POD deposit is approximately 2,600 ft (800 m) in length, 400 ft (120 m) in width, and up to 750 ft (230 m) in vertical extent. The Chainman, Webb and Tripon Pass Formations are the primary hosts of gold mineralization, with a small amount of gold mineralization hosted in the uppermost Devils Gate Limestone. The center of the mineralized body contains carbon and fine-grained, disseminated pyrite, and accounts for approximately 15% of the deposit. This is surrounded by strongly oxidized, lower-grade mineralization. Gold mineralization at POD is associated with various alteration types, including silicification, Jasperoid development, argillization, pyritization, baritization and minor dolomite replacement of calcite (Hunsaker, 2012b). Gold grains range from 5 to 20 microns, and are associated with oxidized pyrite, stibnite, and arsenopyrite (Masters, 2003a).

South Lodes mineralization is also potentially contiguous along stratigraphic horizons that host mineralization at the Sweet Hollow deposit, located to the northeast. Gold grades are generally lower than at North Bullion, Sweet Hollow and POD, and only minor mineralization occurs at the surface.

7.2.5	Pony Creek

The primary zones of gold mineralization at Pony Creek, are the Bowl, Stallion, Appaloosa and Pony Spur Zones. Additional target areas include Stallion-Bowl Trend, Palamino, Willow, Mustang, Elliott Dome, and Robinson.

The gold mineralization discovered to date at Pony Creek is principally hosted within the Tertiary (or Jurassic) rhyolite, or within altered and silicified calcareous clastic rocks of the Pennsylvanian – Permian (Penn-Perm) Moleen Formation. Known stratigraphic controls of mineralization include: the pre-mineral rhyolite intrusion acting as a barrier to focus auriferous fluids along its lower margin and within it at structural intersections. Other lithologies to host mineralization include permeable calcareous conglomerates and sandstones, and fossil hash limestone beds.

Interpreted structural controls on gold mineralization at Pony Creek include:

•	North striking folds and thrust faults and northwest striking transverse faults formed during Mesozoic compressional deformation events;
•	North-south striking tension faults formed between the northwest transverse faults, as first order controls on mineralization; and
•	Intersections of northwest and northeast striking faults as secondary controls.

7.2.5.1	Bowl Zone

The Bowl Zone consists of a sandstone, conglomerate and limestone package with a rhyolite plug in the center which spreads laterally capping the sedimentary units. Mineralization at the Bowl Zone primarily follows the orientation of the contact between the rhyolite cap and the adjacent sedimentary units, although lithology also plays a role in mineralization intensity and oxidation. Mineralization is associated with oxidized and unoxidized fine-grained marcasite, pyrite, and minor realgar and stibnite, which occur along fractures and as disseminations in and beneath the rhyolite intrusion, as well as in the matrix of breccias in the intrusion (Jones and Postlethwaite, 1993).

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Hydrothermal alteration at the Bowl Zone is characterized by a quartz-sericite-pyrite assemblage within the rhyolite intrusive body in, and near, north-trending and northeast-trending faults. The fault zones are fragmental and/or brecciated, and contain very fine-grained quartz, sericite, and pyrite or limonite. Pyrite occurs both as disseminated grains and on fracture surfaces while limonite occurs after pyrite or is secondary in fractures. Away from the faults the intrusion becomes less altered, grading outward from a rock with relict feldspar ghosts to a distinct porphyritic texture. In the center of the intrusion, a granular texture is present where the feldspars have undergone argillic alteration, leaving open or clay-filled vugs. The intrusion locally contains 3% to 5% pyritized and chloritized hornblende crystals (Spalding, 2018).

Newmont geologists used the terms “sanded rhyolite” and “rhyolite sand” to describe the texture of the rhyolite intrusion in some of the altered and mineralized areas. They reported that sanded rhyolite consists of medium-grained, rounded clasts of glassy rhyolite breccia commonly occurring near the margins and at the base of the intrusion, and locally as narrow stockwork zones within the intrusion. The distribution and texture of the sanded rhyolite suggest that it formed in vitric chill margins and was affected by subsequent hydrothermal activity.

Sedimentary rocks along the margins of the intrusion and immediately beneath it are decalcified, silicified, sulphidized, and variably oxidized near gold mineralized zones (Spalding, 2018).

7.2.5.2	Stallion-Bowl Trend and Stallion Zone

The Stallion-Bowl Trend is primarily defined by a large silicified, north-striking ridge of Pennsylvanian-Permian aged calcareous conglomerate. The ridge is interpreted by Spalding (2018) as the same host lithology as the Dark Star deposit to the north of the Pony Creek area. A layered sandstone and limestone package on the west side of the conglomerate ridge dips away from the ridge to the west. The east side of the conglomerate ridge is overlain by the east dipping rhyolite unit. Gold mineralization is concentrated along the contacts where these lithologies meet the conglomerate ridge, but locally diverges, dispersing into adjacent geological formations.

At Stallion Zone, gold mineralization is tabular, stratigraphically controlled, and moderately dips to the west. The rocks hosting oxide gold mineralization at Stallion Zone show strong silicification and oxidation of calcareous sandstone and conglomerate in drilling and in sparse, recessive outcrops at surface.

7.2.5.3	Appaloosa and Mustang Zones

The Appaloosa Zone consists of a sub-horizontal to moderately east-dipping mineralization hosted within the Jurassic intrusion and along its contact with the underlying formations, similar to Bowl Zone.

The Mustang Zone extends northwest from Appaloosa and northeast from the Stallion Zone. It was initially defined by west-northwest trending structurally controlled gravity and Au-in-soil anomalies extending over a length of 2 km (1.2 miles). The geophysical and Au-in-soil anomalies crosscut Penn-Perm Moleen and Strathearn formation clastic and carbonate rocks with local Au-in-soil values of up to 0.54 g/t Au. Orla drill tested these anomalies in 2024 resulting in moderately northeast-dipping tabular mineralization along the limestone-conglomerate ridge contact, analogous to the west-dipping mineralization along the western arm conglomerate ridge at Stallion Zone.

7.2.5.4	Pony Spur Zone

The top of the Devils Gate Limestone is strongly silicified. Previous drilling has identified anomalous gold mineralization in collapse breccia at the Pony Spur prospect. Soil sampling at Pony Spur has delineated an Au-in-soil anomaly measuring 656 x 1,968 ft (200 x 600 m) with gold values of up to 1.18 g/t Au. Contact Gold tested the Au-in-soil anomaly and drilled three holes in 2018, which intersected gold mineralization at the upper contact between the Devils Gate Limestone and the Webb Formation. Additionally, strong silicification with high barite and hematite content is associated with the gold mineralization that occurs within the Mississippian Chainman sandstone at Pony Spur.

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7.2.6	Dark Star, Pinion and North Bullion Petrography

Petrographic analysis systematically describes mineralogical and textural details of rock samples, commonly using thin- or thick-section optical microscopy. McComb Petrographics performed a petrographic analysis in 2014 for Gold Standard, using samples from the POD/Sweet Hollow/Railroad/Webb area (core drill hole RRB13-01), a rock outcrop sample from Pinion (RRCD-6), and a RC drill hole sample from Pinion (hole SB-137). McComb Petrographics also performed a petrographic analysis in 2016 using 14 samples from the Dark Star area drill hole DS15-13. McComb (2016) summarized the findings as follows:

“Rock types found in this suite of samples generally include silicified biomicrite, silicified silty to sandy biomicrite, silicified siltstone and sandstone, and decalcified siltstone and sandstone. Gold grades are the highest in samples that contain the most decalcified siltstone and sandstone and were logged as debris flow. Debris flow samples often contain clasts of silicified silty to sandy biomicrite in a decalcified siltstone/sandstone matrix. Decalcified siltstone/sandstone usually has wispy stylolaminated texture attesting to the removal of carbonate and generally comprises detrital quartz in a matrix of low birefringent clay that is often iron stained and contains extremely fine-grained iron oxides. Low birefringent clay appears to be kaolinite, where it is not highly iron stained. Gold mineralization is interpreted to occur in iron oxides, which are interpreted to be oxidized arsenian pyrite. Silica-locked extremely fine-grained pyrite can still be observed locally. Mineralized debris flow samples are similar to what is described in the Roberts Mountain DSr3 unit in the northern Carlin Trend.” (pp.1).

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8	Deposit Types

Gold deposits known and predominantly being explored for on the South Carlin Complex are sedimentary-rock hosted, disseminated, Carlin-type gold deposits, although epithermal- and skarn-type mineralization styles have also been found. When Carlin-type gold deposits were first recognized in Northern Nevada and Utah in the 1960s, the deposits were often informally referred to as “no-see-um” gold deposits or “micron” gold deposits because the gold is rarely visible to the naked eye and cannot be recovered by panning. Since then, over 100 geologically similar deposits, containing approximately 200 million ounces of gold, have been discovered in northern Nevada, making it one of the most significant gold regions in the world (Hofstra and Cline, 2000).

Carlin-type deposits are associated with relatively shallow level hydrothermal systems and have characteristics sufficiently different from typical epithermal precious-metal systems to represent a distinctive deposit type. Carlin-type deposits are replacement bodies with structural and stratigraphic controls, and contain primary gold that is restricted to ionic substitution and sub-micron-sized grains in arsenian pyrite. Alteration is visually subtle and dominated by carbonate dissolution of calcareous host rocks (Cline, 2004). Gold does not precipitate in response to boiling or fluid cooling, but instead precipitates in response to sulfidation of iron in the host rock or in a second iron-bearing fluid (Muntean et al., 2011). Host rocks for Carlin-type deposits in Nevada are primarily Paleozoic carbonate rocks. Other host rocks include calcsilicate hornfels, chert, argillite, and igneous dikes.

The geochemistry of Carlin-type deposits is characterized by a distinctive suite of gold, arsenic, antimony, thallium, and mercury ± tungsten (Hofstra and Cline, 2000). These elements are frequently used as pathfinder elements for surface geochemical surveys and as vectors toward mineralization in drill-hole geochemical studies.

Most Carlin-type systems exhibit a main stage of alteration and mineralization characterized by acid dissolution and replacement of the calcareous host rock. If the host rock is composed of relatively pure carbonate without quartz silt or sand-grain support, dissolution of the carbonate can result in the formation of open space, leading to collapse and breccia formation. Main-stage decarbonatization of carbonate host rocks is typically accompanied by clay alteration (argillization) of silicate minerals, sulfidation of available reactive iron, and silicification of limestone. Alteration is characterized by an assemblage of quartz, illite, and dolomite with the edges of the system marked by an increase in calcite (Kuehn and Rose, 1992). Pervasive silica replacement (silicification) of the various host rocks is also common.

In gold-enriched zones, dissolution of carbonates, and argillization of silicate minerals is accompanied by sulfidation of iron released by mineral alteration, resulting in precipitation of disseminated auriferous- and arsenian-pyrite, marcasite, or arsenopyrite. These iron sulfide minerals commonly occur as rims on preexisting pyrite. The most important consequence of the pyrite-forming sulfidation reaction is the coupled precipitation of gold with this pyrite (Hofstra and Cline, 2000). It is well-documented that most of the gold in Carlin-type deposits initially resides in arsenian pyrite, arsenian marcasite, and arsenopyrite, occurring as sub-micron inclusions of native gold or as structurally bound gold (Hofstra and Cline, 2000).

A distinctive suite of late-stage minerals is commonly present in open cavities and fractures. Textural relationships demonstrate that these minerals precipitated after the main-stage alteration and mineralization. In proximal zones, open cavities and fractures may be filled with orpiment and/or realgar, in places accompanied by quartz, barite, fluorite, pyrite, marcasite, cinnabar, or thallium and antimony sulfides. More distal veins are dominantly calcite ± orpiment and realgar.

Carlin-type deposits vary greatly in size and contained gold. Areal footprints of district deposit clusters range from about 8 to 46 miles squared (21 to 120 km2). Mineralization within a deposit can extend laterally more than 5,000 ft (1.5 km) and over vertical intervals greater than 3,300 ft (1 km). The larger deposits in Nevada occur within linear districts, or “trends” extending up to more than 12.5 mi (20 km) and are often controlled by regional structures. Some of these structures probably resulted from reactivation of much older basement normal faults that originated during Proterozoic rifting of western North America (Lund, 2008). These old faults are inferred to have served as conduits for deep-crustal hydrothermal fluids responsible for formation of Carlin deposits.

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The varied forms of individual deposits reflect local zones of high porosity and permeability that result from favorable lithologic and structural features. Permeable features frequently associated with orebodies include high-angle faults, thrust faults, low-angle normal faults, hinge zones of anticlines, lithologic contacts, reactive carbonate units, debris-flow facies carbonate rocks, lithologic facies changes, breccia zones of all types, and contacts of sedimentary rock with metamorphic aureoles (Cline et al., 2005).

Common features of Carlin-type deposits typically include (Muntean et al., 2011):

•	Middle to late Eocene ages (42 and 36 Ma.) (Cline, 2004), a period that corresponds to a change from tectonic compression to extension and renewed felsic to intermediate magmatism;
•	Occurrence in linear clusters along reactivated structures likely linked to deep crustal-scale Proterozoic basement rift structures;
•	Preferential hosting by carbonate rocks within or adjacent to structures in the lower plate of a regional thrust fault;
•	Paragenesis characterized by decarbonatization, argillization, silicification, and sulfidation that results in the formation of gold-bearing arsenian pyrite, which initially hosts the majority of the gold in the deposits. This replacement mineralization is followed first by open-space deposition of minor amounts of drusy quartz with pyrite, followed by orpiment, realgar, stibnite, and other sulfides. Oxidation often removes the initial sulfide formed in the deposit;
•	Low concentrations of silver and base metals, and an elemental signature of predominantly Au-Tl-As-Hg-Sb;
•	Formation by non-boiling ore-forming fluids ranging from 180°C to 240°C during mineralization, with low to moderate salinity (mostly ≤6 wt% NaCl equivalent), and CO2-bearing (<4 mol%); the occurrence of kaolinite and illite indicates that fluids were acidic;
•	Lack of mineral or elemental zoning at the district scale that suggests minor temperature gradients. There are no coeval associated porphyry copper, skarn, or distal Au-Pb-Zn-Mn zones; and
•	Deposit formation by largely fracture-controlled fluid flow from multiple upwelling zones with little evidence for significant lateral fluid flow or spaced convection cells.

A schematic regional deposit model cross-section is shown in Figure 8-1 from Muntean and Cline (2018).

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Figure 8-1: Regional-Scale Carlin-Type Deposit Model

The Dark Star, Pinion, Jasperoid Wash, North Bullion, and Pony Creek gold deposits in the South Carlin Complex present characteristics similar to other Carlin-type gold deposits of the Carlin trend. Specific geologic features of these deposits include:

•	Occurrence in relatively close proximity to a multi-phase Eocene igneous center with associated igneous stocks, dikes and sills; gold mineralization is inferred to be associated with the Eocene age intrusives;
•	Hosted in or adjacent to carbonate rocks;
•	Strong structural control, localized in areas with greater fault density; proximal to high-angle faults;
•	Alteration characterized by decalcification, dolomitization, argillization, silicification, baritization and sulfidation with distal calcite veining;
•	Initial occurrence of gold as micron-size particles of arsenian pyrite. Late oxidation has generally removed most sulfides at Dark Star, Pinion, and Jasperoid Wash.
•	Epithermal textures have been observed at Pinion in addition to Carlin-style mineralization, although the relationship between silicification and precious-metal deposition is not understood at this time.

There is a large Eocene intrusive, the Bullion stock, that may represent the source of metal-rich magmatic fluids that formed a continuum of deposit types, as shown in the Muntean and Cline (2018) model. Within the intrusion, possible porphyry-style Cu-Mo mineralization occurs. Adjacent to the intrusive is Cu-Ag-Zn skarn mineralization, which appears to have been preferentially developed in the Devils Gate limestone. Farther from the intrusive are Zn-Pb-Ag carbonate-replacement deposits emplaced along structures. Outboard of the base-metal mineralization are distal Carlin-type precious metal deposits, which are the subject of this technical report.

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9	Exploration

In August 2022, Orla Mining acquired Gold Standard and assumed control of the South Railroad Project. In April 2024, Orla Mining acquired Contact Gold and their wholly owned Pony Creek property, a 4,500-hectare exploration land package located adjacent to and directly south of the South Railroad property. Contact Gold then became a wholly owned subsidiary of Orla. Orla has continued to conduct exploration activities at the combined properties (renamed the South Carlin Complex) under the name Gold Standard Ventures (U.S.) Inc.

Exploration activities conducted by Gold Standard prior to the acquisition dates are summarized in Section 9.1 and exploration activities subsequent to the acquisitions are described in Section 9.2. All drilling activities are described in Section 10.

9.1	Gold Standard Exploration – 2009 – 2022

For the North and South Railroad properties, this section of the report was largely drawn from Dufresne and Nicholls (2016), Dufresne et al. (2017), Dufresne and Nicholls (2017a), Dufresne and Nicholls (2018), and Ibrado et al. (2020). Mr. Lindholm has reviewed this information and believes it accurately represents the exploration work done by Gold Standard.

Beginning in 2009 and continuing to 2021, Gold Standard explored the North and South Railroad properties using geological mapping, geochemical and geophysical surveying, and drilling. From the end of 2021 to the acquisition of GSV’s properties by Orla in August 2022, no exploration work was conducted.

Prior to 2015, exploration activities by Gold Standard were focused on the North Railroad property. Work completed in 2015 was largely focused on the Pinion area in the South Railroad property, after its acquisition in 2014. A thorough discussion of these work programs and their results and interpretations is available in previous Technical Reports by Hunsaker (2010, 2012a, 2012b); Shaddrick (2012); Koehler et al. (2014); Turner et al. (2015); Dufresne and Koehler (2016); and Dufresne et al. (2017).

Exploration work by Gold Standard resulted in the identification of 17 prospect areas or zones of mineralization within the overall property position, including the Bald Mountain area and North Bullion deposits in the North Railroad property, the Pinion, Dark Star, and Jasperoid Wash deposits, and other areas of the South Railroad property. Drilling conducted by Gold Standard is summarized in Section 10.

9.1.1	Geophysics

Geophysical information for the North and South Railroad properties included gravity, controlled-source audio magneto-telluric (CSAMT), and ground magnetic surveys (Figure 9-1). These surveys were employed to identify geological structures, key lithologies, and zones of hydrothermal alteration related to mineralization. Additionally, the geophysical surveys aided in drill-hole targeting and assisted in the definition of multiple exploration targets.

A ground magnetic survey was completed over the Bullion stock area in 2014 (Figure 9-1). A total of 122 line-miles (197 line-km) was surveyed with total magnetic intensity recorded in continuous mode at 2-second intervals on lines 328 ft (100 m) apart. The lines were oriented east-west.

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Gold Standard completed six gravity surveys from 2009 to 2015, collecting measurements from 3,991 stations covering a large portion of the North and South Railroad properties, as shown in Figure 9-1. The gravity surveys were designed to delineate structures, particularly those in areas lacking bedrock exposures, and/or those areas under cover, and to identify rock types and alteration related to sedimentary-rock hosted and skarn-type mineralization (Wright, 2013). During 2017, gravity measurements were collected at an additional 1,027 stations, covering 8.88 mi2 (23 km2) in the North and South Railroad properties. The 2017 gravity survey was conducted by Magee Geophysical Services LLC and was interpreted by Wright Geophysics.

Gold Standard completed seven CSAMT surveys between 2012 and 2016, covering the Bullion fault corridor, the North Bullion, Pinion, and Dark Star deposits, and the Dark Star fault corridor (Figure 9-1). A total of 52.8 line-miles (85 line-km) of CSAMT data were collected. The 2016 CSAMT survey involved 13.2 line-miles (21.2 line-km) focused on the Dark Star fault corridor, with nine east-west lines at variable spacing from 656 to 1,640 ft (200 to 500 m), that were oriented perpendicular to the main fault trends.

James Wright of Wright Geophysics designed, supervised, and interpreted the 2016 CSAMT survey. According to Wright’s (2016a) interpretations, a major north-south-oriented structural zone, the Dark Star fault corridor, was delineated, and the primary feature of the structural zone is a horst bounded by two major faults. A north-northeast-trending fault truncates the north end of the horst, and a major, cross-cutting west-northwest-trending fault separates the Dark Star Main and Dark Star North deposits.

In 2016, Gold Standard purchased a portion of an airborne magnetic survey from EDCON-PRJ that covered the entire Piñon Range including the North Railroad and South Railroad properties and their surroundings. The Bullion stock forms a strong and large magnetic high, and several of the major structures were extended by the airborne interpretation of Wright (2016b).

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Target Name
Project Areas
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South Railroad
Pony Creek
Land not controlled by GSV
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Sweet Hollow Zone
POD Zone
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Bald Mountain Area
Ravens Nest
Dark Star Area
Irene Area
Pinion Area
Ski Track Area
JR Buttes Area
Dixie Area
Jasperoid Wash Area
Smith Creek Basin
Pinon Mountains
Lee Canyon
Mill Creek
Willow Creek
Cissilini Canyon
Dixie Creek
Client
ORLA MINING
Consultant
RESPEC Reno Office
775-856-5700
Project
SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA
Title
Previous GSV Exploration
2010-2015 Ground Geophysics
Coordinate System: UTM NAD 27 Zone 11 / Units: meters
MMM-DD-YYYY: 02 February 2026

(modified from Dufresne *et al.* 2017)

Figure 9-1: Ground-based Geophysical Surveys by Gold Standard 2009 to 2022

During 2017, another 42.3 line-miles (68 line-km) of CSAMT were surveyed with 21 lines across the Dark Star fault corridor, Ski Track and Bullion to East Pine Mountain areas (Figure 9-1). The data were acquired by Zonge International Inc. and interpreted by Wright Geophysics.

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Seismic surveys were performed in 2017 and 2018 at Pinion, Dark Star, and North Bullion. In total, three east-west-oriented lines for 23.1 line-miles (37 line-km) were surveyed. In 2019, three additional seismic lines, totaling 13 line-miles (21 line-km), were surveyed directly over and to the north of the North Bullion deposit. The seismic data were acquired by Bird Seismic Services and processed and interpreted by Columbia Geophysical, Sterling Seismic Services Ltd., and Wright Geophysics.

In 2021, a seismic survey of approximately three line-miles was conducted northwest of Dark Star. The survey was carried out by hydroGEOPHYSICS, Inc.

9.1.2	Rock Chip and Soil Sampling

Historical data and subsequent work by Gold Standard indicated a positive correlation between anomalous gold and arsenic concentrations in soil samples, and near-surface gold mineralization confirmed by drilling. Gold Standard collected approximately 7,450 soil samples from 2010 to 2015 (Figure 9-2). These were collected over grids in six areas with lines 164 to 328 ft (500 to 100 m) apart and samples taken at spacings of 164 ft (50 m). During 2017 and 2018, a total of 7,823 soil samples were collected from the South Railroad property in the Ski Track, Dixie, and Jasperoid Wash areas, and near the southern limit of the property. Samples were taken at intervals of 164 ft (100 m) along lines spaced 328 ft (100 m) apart.

To expand the rock geochemistry database in areas that lacked historical sampling, Gold Standard collected approximately 3,500 rock samples throughout the Dark Star, Pinion, and North Bullion deposit areas from 2010 to 2015 (Figure 9-2). Samples were collected from outcrops, road cuts, and field traverses parallel with topography. Most of these rock samples were “grab” samples, but chip, channel and scoop sampling techniques were also used.

Gold Standard did not collect any rock, soil, or scoop samples in 2016. During 2017 and 2018, a total of 1,550 rock samples were collected from the Ski Track, Dixie, and Jasperoid Wash areas of the property.

During 2019 through 2021, Gold Standard collected 22 soil samples and 497 rock samples in the Dark Star area, and 252 rock samples in the LT area in 2020. At the South Dome area, 78 rock samples and 459 soil samples were collected in 2020. A total of 93 rock samples were collected in the Pinion area during 2020 and 2021. (Samples collected from 2019 – 2021 are not shown in Figure 9-2).

Mr. Lindholm has not analyzed the sampling methods, quality, and representativity of surface sampling at the South Railroad property because only assays from drilling were used for the mineral resource estimates described in Section 14. However, rock samples were used for gold and silver domain modeling.

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Rock Sample Locations
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MINING
Consultant
RESPEC Reno Office
775-856-5700
Project
SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA
Title
GSV Exploration
2010-2018 Geochemistry
Coordinate System: UTM NAD 27 Zone 11 / Units: meters
MMM-DD-YYYY: 03 February 2026

Figure 9-2: Rock Sample and Soil Survey Grid Locations by Gold Standard 2010 to 2018

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9.1.3	Geologic Mapping

From 2009 through 2016, Gold Standard performed Anaconda-style, layer-based geological mapping covering a total of 58 mi2 (150 km2) within and adjacent to the North and South Railroad properties. The mapping was done at scales of 1:6,000 to 1:2,000. The cumulative results of that mapping, combined with published mapping by the U.S.G.S. and the Nevada Bureau of Mines and Geology, as well as mapping by historical operators, are shown in Figure 7-4. During 2016-2018, approximately 21 mi2 (54 km2) were mapped in the Dark Star, Dixie, Jasperoid Wash, Ski Track, Elliot Dome, and east Pine Mountain areas. Additional mapping was conducted at a scale of 1:2,000 in the Ski Track and LT areas during 2018.

During 2019 through 2021, Gold Standard personnel conducted geological mapping in the LT, South Dome, Jasperoid Wash, and central Railroad district areas.

9.2	Contact Gold Exploration – 2017 – 2019

Contact Gold (a wholly owned subsidiary of Orla Mining) completed exploration work from 2017 - 2019 within the Pony Creek area of the Property, including geological mapping, rock and soil geochemical sampling, a ground gravity survey with processing and interpretation, and a controlled-source audio-frequency magneto-tellurics (CSAMT) geophysics program.

From 2020 until the acquisition by Orla in April 2024, no exploration work was conducted by Contact Gold within the Pony Creek area of the South Carlin Complex.

9.2.1	Geological Mapping

Geological mapping programs started in Pony Creek in 2017 and continued throughout 2018. The mapping program was focused on the northwestern portions of Pony Creek between the Elliott Dome target area and Bowl Zone. The mapping program was conducted by Paul Hohbach and Jamie Robinson and focused on formational stratigraphy, favorable host rocks, structural paragenesis and gold occurrences in the Pennsylvanian-Permian clastic and carbonate rocks. Mapping areas were also targeted using available geophysics and geochemistry data. The program completed 13 mapping areas covering 20 mi2 (52 km2) at 1:2,400 (1 inch:200 ft) and covered mineralized zones in the northwest including the Elliott Dome, DNZ, Mustang, Stallion, Pony Spur, Palomino, Bowl Zone and the Appaloosa Zone. Structural analysis from the geological mapping at Pony Creek identified 10 different fault types and provided information on the mineralization controls of the Property. The results from the mapping program are shown below in Figure 9-3 and the mapping legend is presented in Table 9-1. Detailed descriptions of mapped geological units are found in Spalding (2018).

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Pony Spur Fault
Bowl Zone
Southern Traverse Zone
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Known thrust fault
Inferred thrust fault
Contact
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek
2017-2018 Mapping Results
(from Spalding, 2018)
1:30,000
N27 Zone 11 BLM ft
May 2025
0
0.5
Miles
APEX GEOSCIENCE

Figure 9-3: Geological interpretation map of the Pony Creek area showing blocks, relative fault movements and target areas for the 2017-2018 mapping programs (adapted from Spalding, 2018).

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Table 9-1: Geological legend for Figure 9-2 (from Spalding, 2018).

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Outcrop and core samples were collected during the geological mapping program for gold and multi-element geochemical assay, as well as geochronology, petrography and micropaleontology analysis. Petrographic and geochronological studies on rocks from Pony Creek are mentioned in Spalding (2018) and Hibdon (2019a) but the results were not available to the authors.

A total of 12 outcrop samples and 9 drill core samples were submitted for micropaleontology analysis. The analysis identified radiolaria, conodonts and fusulinids that range from the Mississippian to the Late Permian in age. A summary table and a sample location map are found below (Table 9-2 and Figure 9-4).

Table 9-2: Micropaleontology analysis results from Pony Creek (from Spalding, 2018).

Sample ID Outcrops	Analyses selected	Best age results
FS-01	Conodonts	Pennsylvanian to earliest Permian
FS-02	Conodonts + radiolaria	Late Middle Permian to Late Permian, Guadalupian?
FS-03	Radiolaria	Mississippian to Permian, or younger
FS-04	Fusulinids	Missourian (Late Pennsylvanian)
FS-05	Conodonts + fusulinids	Leonardian (Early Permian)
FS-06	Conodonts	Undetermined
Cores
PC06-06 650’	Conodonts	Atokan?, Morrowan to Atokan
PC06-06 666’	Conodonts	Not analyzed
PC06-06 667’	Conodonts	Not analyzed
PC06-06 776’	Conodonts	Pennsylvanian to earliest Permian
PC06-06 849’	Conodonts	Undetermined
PC17-11 848’	Conodonts	Undetermined
PC17-11 850’	Conodonts	Not analyzed
Outcrop samples ID	Age (narrowest age result listed)
FS-07	Middle Pennsylvanian to Early Permian (Desmoinesian to Asselian)
FS-08	Pennsylvanian to Permian
FS-09	Pennsylvanian (Morrowan to Virgilian)
FS-10	Early Permian, Early Guadalupian (Wordian-Roadian)
FS-11	Early-Middle Pennsylvanian; Morrowan-Atokan
FS-12	Early Pennsylvanian (Morrowan) to earliest Permian?
Core Samples
PCC17-27 2777’	Late Early Permian; Early Leonardian to possibly middle Leonardian
PCC17-27 2854.5’	Late Early Permian; Late Wolfcampian or younger

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N
FS-12
FS-11
FS-09
FS-08
FS-07
FS-10
FS-06
FS-05
FS-03
PC17-11
(2 samples)
PC06-06
(5 samples)
PCC17-27
(2 samples)
FS-01
FS-04
FS-02

Legend

South Carlin Complex Boundary

Fossil Study Sample Location

ORLA MINING

South Carlin Complex, Nevada, USA

Pony Creek Micropaleontology Analysis Sample Locations

1:60,000	N27 Zone 11 BLM ft	May 2025

0 1

Miles

APEX GEOSCIENCE

Figure 9-4: Location map of samples taken for micropaleontology analysis (from Spalding, 2018).

Note: The corresponding geological legend for Figure 9-4 is presented above in Table 9-1.

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9.2.2	Surface Geochemistry

Surface geochemical sampling at Pony Creek by Contact Gold consisted of rock and soil sampling from 2017 to 2019. A total of 5,257 soil samples and 371 rock grab and channel samples were collected and assayed in the Pony Creek area within the boundaries of the South Carlin Complex.

9.2.2.1	Soil Sampling

In 2017, soil samples were collected at 164 ft (50 m) spacings along east-west oriented lines spaced 328 ft (100 m) apart in priority target areas and at 328 ft (100 m) spacings along areas with less potential. The tighter soil grids focused on priority areas including Bowl Zone, Appaloosa Zone, Stallion Zone, Palomino, and Elliot Dome target. The 2018 soil program added 50 m (164 ft) infills to the best gold intercepts from the 2017 sampling campaign, and completed 328 ft (100 m) sampling on the rest of Pony Creek interests (Spalding, 2018; Hibdon, 2019a). Samples were submitted for conventional soil geochemical analysis.

The Au-in-soil geochemical results from the 2017-2018 programs highlighted several anomalous areas in the known mineralized zones of Bowl, Appaloosa and Stallion, and delineated anomalous target areas, including Elliott Dome, Mustang, Pony Spur, and Palomino. Au-in-soil results range from less than detection (<1 ppb Au) to maximum values of 1.21 ppm Au and 1.19 ppm Au at the Bowl Zone and Pony Spur, respectively. Strong correlations are noted between Au and arsenic (As), thallium (Tl), antimony (Sb), caesium (Cs), and tellurium (Te) in many areas (Hibdon, 2019a). Soil geochemistry was then used to target potential gold mineralization in drilling programs at Pony Creek. Gold assay results from the soil surveys completed at Pony Creek are presented in Figure 9-5.

Soil samples comprise between 500 and 1,100 grams of surficial material (soil) and were generally collected at a depth of 10 to 20 inches (25 to 51 cm). The soil profile in the Pony Creek area is poorly developed and variable, ranging from silty clay in valley bottoms to rocky soil material on ridges. The organic "A" horizon is generally absent to poorly developed in Nevada, and the soil samples were generally collected from the lower "B" horizon. Detailed sampling and analytical procedures for the soil sampling programs are available in Section 11 of this Technical Report.

9.2.2.2	Rock Sampling

Surface rock sampling programs were completed at Pony Creek from 2017-2019. Rock sampling programs were completed over areas with anomalous gold results from the soil sampling programs. Almost all anomalous rock grab samples were collected in the northwestern portion of Pony Creek in proximity to the Au-in-soil anomalies. The highest grab samples from Pony Creek include 2.71 g/t Au, 0.58 g/t Au, and 0.54 g/t Au from the Appaloosa Zone. Gold assay results from grab samples are noted to be substantially lower than subsurface drilling intercepts below soil anomalies. Most surface outcrops are resistive silicified material, which is lower gold grade than the more recessive high-grade material that is decalcified during weathering (Spalding, 2018). Gold assay results from Contact Gold’s rock sampling programs at Pony Creek are shown in Figure 9-6. Rock grab samples collected at Pony Creek were generally between approximately 1-2 kg in size and collected using a rock hammer. Detailed sampling and analytical procedures for the rock sampling programs at Pony Creek are available in Section 11 of this Technical Report.

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South Carlin Complex, Nevada, USA
Pony Creek
Soil Geochemistry (Au)
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May 2025
0
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Miles
APEX GEOSCIENCE

Figure 9-5: Contact Gold Soil Sampling Geochemistry (Au) at Pony Creek

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>1.0
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek
Rock Geochemistry (Au)
1:100,000
N27 Zone 11 BLM ft
May 2025
0
2
Miles
APEX GEOSCIENCE

Figure 9-6: Contact Gold Rock Sampling Geochemistry (Au) at Pony Creek

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9.2.3	Geophysics

Contact Gold conducted surface gravity and CSAMT geophysical surveys at Pony Creek from 2017-2018. The gravity surveys were completed by McGee Geophysical Services and processed by JL Wright Geophysics in 2017, and consisted of a 0.25 mi (400 m) square grid of gravity stations with regional lines that extended along roads at 0.62 mi (1 km) spacing outside of the Property. The goal of the program was to delineate structures, lithologies and alteration potentially related to gold mineralization.

The newly acquired gravity data and historical gravity stations collected from 2001-2006 were merged and processed by J.L. Wright. Several areas of potential alteration were highlighted, and major and minor structures were identified from the processed data as shown in Figure 9-7 (Wright, 2017a).

Later in 2017, the processed gravity data was used to plan a CSAMT survey across the major structures at Pony Creek. The objective of the geophysical program was to define structures, alteration and lithologies potentially related to gold mineralization. The survey was conducted by Zonge International Inc. and the data was processed by JL Wright Geophysics. Several projects had already conducted CSAMT surveys in the area and the historical data was combined with the newly acquired CSAMT data to create a composite interpretation. The 2017 survey consisted of 11 lines with 36.57 line-mi (58.85 line-km). The survey produced 11 inverted resistivity sections, 8 target areas that aligned with known geological controls at the time and two potential mineralization trends (Wright, 2017b). A compilation of the inverted resistivity sections in Figure 9-8.

In 2018, GSV accidentally completed a CSAMT survey across the Elliott Dome, DNZ and Mustang target areas within Pony Creek. The data from the survey was provided to Contact Gold, added to the 2017 and historical CSAMT database, and processed by JL Wright Geophysics. The 2018 survey is 7 lines with approximately 4.60 line-mi (7.4 line-km) and had the same objectives as the previous CSAMT survey. Processing produced 7 inverted sections that highlight the extension of the Dark Star structural corridor and one potential area of alteration (Wright, 2018). Figure 9-8 shows the inverted sections for Pony Creek.

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1900000
1950000
14650000
14600000
0.0070
0.0050
0.0030
0.0010
-0.0010
-0.0030
-0.0050
-0.0070
mgals / m CI = .0005
N
Legend
South Carlin Complex Boundary
Carlin Trend
Structural Feature
2017 Gravity Stations
Historical Gravity Stations
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek Area
2017 Ground Gravity Survey
Compilation Results
1:200,000
N27 Zone 11 BLM ft
May 2025
0
4
Miles
APEX GEOSCIENCE

Figure 9-7: Contact Gold Processed first vertical derivative gravity map compilation for Pony Creek

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1910000
1920000
1930000
1940000
1950000
14680000
14670000
14660000
14650000
14640000
Dixie Creek
Willow Creek
Robinson Creek
South Fork Robinson Creek
N
Legend
South Carlin Complex Boundary
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
Log ohm-m / CI = .1
Resistivity Colour Bar
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek
2017-2018 CSAMT Surveys
1:100,000
N27 Zone 11 BLM ft
May 2025
0
2
Miles
APEX GEOSCIENCE

Figure 9-8: Contact Gold CSAMT Survey Compilation for Pony Creek

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9.3	Orla Exploration – 2022 – 2024

9.3.1	Geophysical Surveys

No new geophysical surveys have been completed since Orla’s acquisition of the North and South Railroad properties (GSV property in 2022 and Contact Gold property in 2024). However, various geophysical data sets have been compiled, reprocessed and reinterpreted by Orla.

9.3.2	Rock Chip and Soil Sampling

A total of 502 soil samples were collected in 2022 and 2023 in the LT-Pinion Range area north of the Pinion resource area. This filled a gap in soil data south of the Bullion and north of the LT prospects. Samples were collected by Rangefront contractors, and analyses were done by independent laboratories American Assay Laboratories (AAL) and Bureau Veritas Minerals (BV) Laboratories.

65 rock samples were collected from the Skarn, Willow, and Robinson areas by Orla geologists between 2022 and 2024. Analyses were done by AAL and BV. The samples were random grab samples.

9.3.3	Geologic Mapping

Alteration mapping was performed in the Skarn area in 2023. Various road cuts and outcrops were mapped across the property between 2022 and 2024. Orla also drilled 30 RC drill holes on the Pony Creek property in 2024. Results are provided in Section 10.8.

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10	Drilling

In August 2022, Orla Mining acquired Gold Standard and assumed control of the North and South Railroad properties. In April 2024, Orla Mining acquired Contact Gold and their wholly-owned Pony Creek property, a land package located directly south of the South Railroad property. Orla has continued to conduct drilling at the combined properties under the name Gold Standard Ventures, and as mentioned previously the three properties have been collectively renamed the ‘South Carlin Complex’.

For the North and South Railroad properties, this section of the report was largely drawn from Dufresne and Nicholls (2016), Dufresne et al. (2017), Dufresne and Nicholls (2017a), Dufresne and Nicholls (2018), Ibrado et al. (2020), and Sletten et al. (2022). Mr. Lindholm has reviewed this information and believes it accurately represents the drilling work done by Gold Standard, Orla and historical operators.

10.1	Summary

RESPEC received from Gold Standard/Orla a summary database of all drilling conducted within the North Railroad, South Railroad and Pony Creek properties through 2024. This data was used to update the property-wide drilling information summarized in Ibrado et. al. (2020). In total, there are records for 1,815,115 ft (553,247 m) drilled in 2,752 holes since drilling commenced in 1969 (Table 10-1). These totals exclude two holes for which RESPEC has collar locations, but no depths drilled, hole type, company or assays. Twenty-five different historical operators are known to have drilled 1,300 holes, for a total of 632,387 ft (192,889 m), from 1969 through 2008. As of May 2025, Gold Standard and Orla have drilled 1,300 holes for a total of 1,075,690 ft (327,870 m) (Table 10-1) on the North and South Railroad properties. This includes five holes for 4,017 ft (1,224 m) drilled in the North Bullion and POD areas after the December 22, 2023 effective date of the North Bullion resource database. As of May 2025, Contact Gold and Orla have drilled 152 holes for a total of 107,039 ft (32,625 m) (Table 10-1) on the Pony Creek Railroad property.

Table 10-1: All Drilling - South Carlin Complex 1969 – 2024

Period	Rotary & RC Holes	Rotary & RC (ft)	Core Holes	Core (ft)	RC + Core Tail Holes	RC + Core Tail (ft)	Unknown Type Holes	Unknown Type (ft)	Total Holes	Total (ft)
Historical Drilling 1969 - 2008	1,137	541,561	75	57,468			88	33,357	1,300	632,387
Gold Standard/Orla 2010 - 2024	990	760,183	257	236,445	49	75,837			1,296	1,072,465
Contact Gold/Orla 2017-2024	151	101,125	5	9,139					156	110,264
Totals	2,278	1,402,869	337	303,052	49	75,837	88	33,357	2,752	1,815,115

The drilling was done using Imperial units of measure. Figure 10-1 shows the distribution of all known drill collar locations in the property.

Approximately 82% of the holes have records to indicate they were drilled with RC methods. Approximately 14% of the holes were drilled with core methods or RC with core tails. There is a total of 33,357 ft (10,167 m) drilled in 88 historical holes for which RESPEC has no reliable information on the type of hole or drilling methods used. The authors believe the amount of RC drilling may be understated because the historical holes with no hole-type attribute were drilled in the late 1980s and 1990s when RC drilling was common in Nevada.

A summary of historical drilling by operator, area and year is presented in Table 10-2. Unless given in the report, the authors are not aware of information on the drilling contractors, rig makes, bit diameters, or specific drilling, logging, and sampling methods and procedures used during any of the historical drilling from 1969 through 2008.

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1900000
1910000
1920000
1930000
1940000
1950000
14750000
14740000
14730000
14720000
14710000
14700000
14690000
14680000
14670000
14660000
14650000
14640000
14630000
Dixie Creek
North Bullion
POD Zone
Sweet Hollow Zone
Bullion
Bunker Hill
8693 ft
8408 ft
Bald Mountain Area
Dark Star Area
Irene Area
Pinion Area
Ski Track Area
JR Buttes Area
Smith Creek Basin
Jasperoid Wash Area
Pony Creek Claims
Project Areas
North Railroad
South Railroad
Pony Creek
Land not controlled by Orla
North Railroad
South Railroad
Drill Holes
Drill Hole Area
N
W
E
S
Feet
0
14,000
28,000
Client
ORLA MINING
Consultant
RESPEC Reno Office
775-856-5700
Project
SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA
Title
Drill Hole Map
Showing All Drill Holes
Coordinate System:
UTM NAD 27 Zone 11 / Units: US Feet
MMM-DD-YYYY:
25 August 2025

Figure 10-1: Drill-Hole Map - North and South Railroad Properties (1969 – 2024)

Note: For more detailed depictions of drill holes and mineral resource outlines, see Figure 14-1, Figure 14-9, Figure 14-21, and Figure 14-28 in Mineral Resource Estimates, Section 14.

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Table 10-2: Historical Drilling Summary of the South Carlin Complex

Year	Company	Area Drilled	Rotary Holes	Rotary Feet	RC Holes	RC Feet	Core Holes	Core Feet	Unknown Type Holes	Unknown Type Feet	Total Holes	Total Feet
1969-1970	American Selco	Bald Mountain					7	8,593	7	3,955	14	12,548
1972	Placer Amex	Bald Mountain			1	1,200					1	1,200
1974	El Paso-LLE	Bald Mountain, Pinion			1	835	4	2,030			5	2,864
1977-1980	AMAX	Bald Mountain					15	6,212			15	6,212
1980-1981	AMOCO	Pinion			31	9,505					31	9,505
1980-1981	Homestake	POD-N.Bullion, Bald Mountain			22	5,788					22	5,788
1981-1982	Newmont	Irene			6	1,250			23	6,617	29	7,867
1981-1985	Newmont	Pony Creek			79	35,765	2	1,834			81	37,599
1983	Freeport	Pinion			8	2,695					8	2,695
1983	NICOR	POD-N.Bullion, Bald Mountain			98	38,605					98	38,605
1984	Cyprus-AMAX	Dark Star	9	3,700							9	3,700
1985	Santa Fe Mining	Pinion			14	5,065					14	5,065
1985-1986	NICOR	POD-N.Bullion, Bald Mountain			12	6,170					12	6,170
1987	Nerco	Pony Creek			6	1,690					6	1,690
1987-1989	Newmont	Irene, Pinion, Pony Creek			105	55,642			11	1,835	116	57,477
1987-1989	Teck	Pinion			39	12,490					39	12,490
1987-1992	Westmont	POD-N.Bullion, Bald Mountain, Jasperoid Wash, Pinion, LT, Dark Star, JR Buttes			144	60,198	3	967	9	3,775	156	64,940
1988	Battle Mountain	Pinion							12	3,805	12	3,805
1988-1989	Freeport	Dixie			26	12,240					26	12,240
1990-1993	Crown Resources	Pinion, Dark Star, Dixie			205	82,046					205	82,046
1991-1992	Westmont	Pony Creek			34	16,575					34	16,575
1993	Unknown	Pinion							2	1,240	2	1,240
1994	Ramrod	POD-N.Bullion, LT			13	9,290					13	9,290
1994-1995	Cyprus	JR Buttes, Pinion			77	42,987					77	42,987
1994-1995	Uranerz	Pony Creek			15	12,530					15	12,530
1995	Newmont	N of N.Bullion							1	1,395	1	1,395
1996	Royal Standard	Pinion					6	1,175			6	1,175
1996-1997	Mirandor	Bald Mountain, Pinion, Dark Star, POD-N.Bullion			53	25,375			4	930	57	26,305

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Year	Company	Area Drilled	Rotary Holes	Rotary Feet	RC Holes	RC Feet	Core Holes	Core Feet	Unknown Type Holes	Unknown Type Feet	Total Holes	Total Feet
1998	Barrick	Pony Creek			4	3,215					4	3,215
1997-1999	Cameco	Dixie, Jasperoid Wash, Pinion, JR Buttes			36	27,996	8	9,863			44	37,859
1998-1999	Kinross	Dark Star, Pinion, POD-N.Bullion, Bald Mountain			68	45,415	2	1,080	12	8,660	82	55,155
2000	Homestake	Pony Creek					5	5,980			5	5,980
2002	Nevada Contact	Pony Creek			8	7,840					8	7,840
2003	Royal Standard	Pinion			10	2,620	4	1,060	3	700	17	4,380
2005	Unknown	Pinion, POD-N.Bullion							4	445	4	445
2005-2007	Grandview	Pony Creek			13	12,835	10	15,059			23	27,894
2007-2008	Royal Standard	Pinion, Bald Mountain					9	3,617			9	3,617
	Grand Total		9	3,700	1,128	537,861	75	57,468	88	33,357	1,300	632,387.1

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10.2	Interval Lengths versus True Width of Mineralization

In exploration and delineation drilling, there is generally an attempt to drill perpendicular to mineralization in order to intersect the true width of zones. However, in practice, this is not always possible or practical. As a result, the drilled interval lengths are commonly exaggerated relative to the true widths.

The Dark Star deposit is hosted in an anticline, with the strongest mineralization occupying the west and east limbs at Dark Star Main and North, respectively. Near the surface in both deposit areas, bedding and mineralization is sub-horizontal in the crest of the anticline, and dips shallowly to the east and west. At Dark Star Main the mineralization dips steeply to the west 40° to 65°, and shallows to about 20° at depth. At Dark Star North the mineralization is steeply east-dipping at about 45° to 55°. The true widths of mineralization are generally represented in vertical holes, which make up half or more of the drilling at Dark Star, along the crest of the anticline. On the limbs, the interval lengths are longer by about 1.5 to 2.5-times the true width. The relationship between drilled and true widths in the 45° to 70° angle holes, drilled predominantly to the east and west roughly perpendicular to the axis of the anticline, can vary greatly depending on location of the hole and the part of the anticline intercepted.

The Pinion deposit is hosted in an anticline, the crest of which is relatively close to the surface and plunges 0° to 20° to the southeast. The east and west limbs dip about 20° and 35°, respectively. Mineralization follows bedding closely. The true widths of mineralization intercepted by the predominantly vertical or steeply dipping drill holes are generally represented within 5% along the crest of the anticline. On the limbs, the interval lengths are longer by about 5% to 25% of the true width. Angle holes were generally drilled at 60° or steeper, and drilling direction was not consistent. The relationship between drilled and true widths, therefore, can vary greatly depending on location of the hole and the part of the anticline intercepted.

Mineralization is primarily stratigraphically controlled and dips about 20° to the west in the eastern part of the deposit and is predominantly structurally controlled and dips 75° to 80° to the west on the west side. Drilling in the structural zone was consistently east-directed at about 45° to 60° perpendicular to mineralization. The true widths of mineralization are about 15% to 55% shorter than the drilled interval lengths. Angle holes drilled at variable dips were generally easterly-directed in the shallow-dipping mineralization and drilled interval lengths are about 0% to 15% longer than true widths.

Stratigraphically controlled mineralization in nearly all North Bullion deposits (South Lodes, Sweet Hollow, North and Main North Bullion) generally dips 15° to the northeast, with local areas that are steeper or shallower by a few tens of degrees. Since most drilling in the North Bullion deposits is vertical, the true lengths of the mineralized intercepts discussed in the following sections are about 2% to 6% shorter than the drill-interval lengths. The steepest commonly-drilled angle holes are about 60° to the east or west. The true interval length would be about 15% to 40% shorter than the drilled length, depending on the relationship between stratigraphic dip and drilling directions. At POD, mineralization is more steeply dipping at 45° (shallow depths) to 65° (deeper depths) to the northeast. About half of the drill holes at POD are vertical, and drilled interval lengths would be about 1.5 to 2.5-times longer than true widths. However, there are a significant number of angle holes drilled 45° to 60° perpendicular to the strike of mineralization. The range of exaggerated interval lengths relative to true length in these cases would be about 5% to 30%.

10.3	Historical North Railroad Property Drilling

10.3.1	1969-1974 American Selco, Placer Amex and El Paso Gas Company

American Selco drilled 7 core holes and 7 holes of unknown type, for a total of 12,548 ft (3,824 m), exploring for porphyry copper and molybdenum in the general Bald Mountain area in 1969-1970.

In 1972, Placer Amex drilled a single RC hole to a down-hole depth of 1,200 ft (366 m) in the Bald Mountain area exploring for porphyry-type mineralization.

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The El Paso Natural Gas Company and Louisiana Land and Cattle Company drilled one RC hole and four core holes for 2,865 ft (873 m) in the Bald Mountain and Pinion areas in 1974.

10.3.2	1977-1980 AMAX

AMAX drilled 15 core holes in the Bald Mountain area in 1977-1980 for a total of 6,212 ft (1,893 m) (Table 10-2). Drill hole AR-7 intersected 98 ft (30 m) that averaged 0.11 oz Au//ton from 37 to 135 ft (11 to 41 m) near the historical replacement and skarn mines.

10.3.3	1980-1981 Homestake

Homestake drilled 5,788 ft (1,764 m) in 22 RC holes in 1980 and 1981 (Table 10-2). Four of these were drilled in the Bald Mountain area and 18 holes were drilled in the POD-North Bullion area. Homestake’s drilling produced the first significant results in the North Bullion area when hole BDH05 returned 43 ft (13 m) with an average of 0.046 oz Au//ton starting at a down-hole depth of 6.9 ft (2.1 m).

10.3.4	1983 and 1985-1986 NICOR

From 1983 through 1986, NICOR drilled a total of 110 RC holes for 44,775 ft (13,647 m). This included 21 RC holes in the Bald Mountain area for 6,655 ft (2,028 m). During this period, NICOR also drilled 99 RC holes for 38,120 ft (11,619 m) in the North Bullion area and north of North Bullion. This drilling expanded the drill coverage at North Bullion and resulted in the first historical mineral resource estimate for the POD deposit in the North Bullion area.

10.3.5	1987-1992 Westmont

Westmont drilled 58 RC holes for 21,708 ft (6,617 m) in the POD-North Bullion area from 1987 through 1992. Three RC holes for 1,085 ft (330 m) were drilled north of the North Bullion deposit area in 1987 and 1990. A total of 5,230 ft (1,594 m) were drilled in 12 RC holes in the Bald Mountain area in 1987-1992.

10.3.6	1994 Ramrod

Ramrod Gold drilled 13 RC holes in the POD-North Bullion area in 1994 for a total of 9,290 ft (2,832 m).

10.3.7	1995 Newmont

One hole of unknown type was drilled by Newmont north of the deposits in 1995 for 1,395 ft (425 m).

10.3.8	1996-1997 Mirandor

During 1996 and 1997, Mirandor drilled 28 RC holes in the POD-North Bullion and north of North Bullion areas for a total of 13,640 ft (4,157 m). Fourteen RC holes were drilled in 1997 in the Bald Mountain area. Hole EMRR-9722 penetrated 70 ft (21 m) that averaged 0.111 oz Au//ton from 15 to 85 ft (4.5 to 26 m), including 45 ft (14 m) at a grade of 0.164 oz Au//ton from 35 to 70 ft (11 to 21 m), and 20 ft (6 m) at 0.236 oz Au//ton from 55 to 75 ft (17 to 23 m). This hole was drilled near AMAX hole AR-7, adjacent to the historical Sylvania mine, which had historic production from replacement and/or skarn mineralization.

10.3.9	1998-1999 Kinross

Kinross drilled 37 RC holes and one core hole for 21,825 ft (6,652 m) in the POD-North Bullion deposit area in 1998 and 1999. During this period, 27 RC holes were drilled in the Bald Mountain area for 20,750 ft (6,324 m). Hole K98-49 intersected 70 ft (21 m) with a grade of 0.108 oz Au//ton at 855 to 925 ft (260 to 281 m), including 5 ft (1.5 m) at 0.387 oz Au//ton from 880 ft (268 m). Hole K99-19 returned a significant interval well away from any previously targeted areas with 10 ft (3 m) at 0.026 oz Au//ton from 610 ft (186 m) and 10 ft (3 m) at a grade of 0.018 oz Au//ton from 1,205 ft (367 m).

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10.3.10	2005-2008 Royal Standard Minerals

In 2005, RSM drilled a total of 1,760 ft (536 m) in four core holes and three holes of unknown type in the POD-North Bullion area. At the Bald Mountain area, RSM drilled three core holes in 2007 and one core in 2008 for 2,272 ft (693 m).

10.4	Historical South Railroad Property Drilling

10.4.1	1980-1981 AMOCO Minerals

AMOCO drilled 31 RC holes for 9,505 ft (2,897 m) in the Pinion area in 1980 and 1981.

10.4.2	1981-1982 Newmont

The Irene prospect was tested by Newmont in 1981 and 1982 when six RC holes and 21 holes of unknown type were drilled for 7,867 ft (2,398 m).

10.4.3	1983 Freeport

In 1983, Freeport drilled eight RC holes for 2,695 ft (821 m) in the Pinion deposit area.

10.4.4	1984 Cyprus-AMAX

The Dark Star area was first tested by Cyprus-AMAX with nine rotary holes for 3,700 ft (1,128 m) in 1984.

10.4.5	1985 Santa Fe Mining

Santa Fe Mining drilled 14 RC holes for 5,065 ft (1,544 m) in the Pinion deposit in 1985.

10.4.6	1987-1989 Newmont

Newmont drilled four RC holes and 11 holes of unknown type for 4,500 ft (1,372 m) in the Irene prospect during 1987 through 1989. During this same time period, Newmont drilled 61 RC holes in the Pinion deposit and vicinity.

10.4.7	1987-1989 Teck Resources

Teck drilled 39 RC holes for 12,490 ft (3,807 m) in the Pinion deposit.

10.4.8	1988 Battle Mountain

A total of 12 holes of unknown type and 3,805 ft (1,160 m) were drilled at the Pinion area by Battle Mountain Gold Corp. (BMGC) or Battle Mountain Exploration Co. (BMEC) in 1988.

10.4.9	1989-1992 Westmont

Westmont first drilled in the Jasperoid Wash area with 48 RC holes and two core holes for 22,311 ft (6,800 m) in 1989 through 1992. The Pinion area was drilled by Westmont in 1989 with nine holes of unknown type for 3,775 ft (1,151 m). In 1991, Westmont drilled two RC holes at Pinion for 680 ft (207 m). Three RC holes for 1,785 ft (544 m) were drilled at Dark Star by Westmont in 1991. Westmont tested the JR Buttes prospect in 1992 with 19 RC holes for 8,365 ft (2,550 m).

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10.4.10	1988-1989 Freeport

The Dixie prospect was tested by Freeport with 26 RC holes for 12,240 ft (3,731 m) drilled.

10.4.11	1990-1993 Crown Resources

In 1990, Crown began drilling in the Pinion deposit and by 1993 had drilled 40,345 ft (12,297 m) in 130 RC holes. Crown also drilled 36,860 ft (11,235 m) in 69 RC holes at the Dark Star deposit in 1991 through 1993. A total of 5,100 ft (1,555 m) in seven RC holes were also drilled by Crown at the Dixie prospect in 1991, following up on the drilling done there by Freeport.

10.4.12	1994-1995 Cyprus Mining

During 1994 and 1995, Cyprus drilled at total of 40,817 ft (12,441 m) in 73 RC holes in the Pinion deposit area. Cyprus also drilled three RC holes for a total of 1,525 ft (465 m) at the JR Buttes prospect.

10.4.13	1997 Mirandor

Mirandor drilled a total of 7,230 ft (2,204 m) in 11 RC holes at the Dark Star deposit in 1997. A total of 930 ft (283 m) in four holes of unknown type were also drilled in the Pinion deposit area.

10.4.14	1997-1999 Cameco

Cameco’s drilling during this period was focused on the Pinion deposit area with a total of 20 RC holes and eight core holes. A total of 8,810 ft (2,685 m) in 11 RC holes were drilled by Cameco in the Dixie prospect in 1997 and 1998, and one RC hole for 725 ft (221 m) was drilled in 1998 at JR Buttes. In 1997, Cameco also drilled 1,825 ft (556 m) in four RC holes at the Jasperoid Wash area.

10.4.15	1998-1999 Kinross

Kinross focused their 1998 and 1999 drilling in the South Railroad property at Dark Star with one core hole, three RC holes and 11 holes of unknown type for a total of 11,085 ft (3,379 m). A total of 1,495 ft (456 m) was also drilled in two RC holes in the Pinion deposit area.

10.4.16	2003 and 2007 Royal Standard Minerals

In 2003, RSM drilled a total of 2,620 ft (799 m) in ten RC holes in the Pinion deposit area. RSM subsequently drilled five core holes at the Pinion deposit area in 2007, for a total of 1,345 ft (410 m).

10.5	Historical Pony Creek Drilling

A total of 199 RC and 17 diamond drillholes totaling 131,843 ft (40,186 m) have been completed at Pony Creek from 1981 to 2007. The majority of these drillholes focus on the Bowl, Appaloosa, Stallion and Pony Spur zones. The drillholes and metreage contained in Gold Standard’s database for the Pony Creek area of Property is presented in Table 10-3. Details pertaining to these historical drilling programs are discussed in Section 6.3.

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Table 10-3: Historical Drill-Hole Summary - Pony Creek Property

Company	Year	RC Holes	RC (m)	RC (ft)	Core Holes	Core (m)	Core (ft)	Total Holes	Total (m)	Total (ft)
Newmont	1981-1985, 1987-1989	119	16,546	54,285	2	559	1,834	121	17,105	56,119
NERCO	1985	6	515	1,690				6	515	1,690
Uranerz	1994-1995	15	3,819	12,530				15	3,819	12,530
Barrick	1998	4	980	3,215				4	980	3,215
Homestake	2000				5	1,823	5,980	5	1,823	5,980
Nevada Contact Inc.	2002	8	2,390	7,840				8	2,390	7,840
Grandview-Mill City	2005-2007	13	3,912	12,835	10	4,590	15,059	23	8,502	27,894
Total		199	33,214	108,970	17	6,972	22,873	216	40,186	131,843

10.6	Gold Standard and Orla Drilling, North Railroad Property, 2010 - 2024

Gold Standard’s drilling in the North Railroad property commenced in 2010, and Orla began drilling beginning in 2022 following the acquisition of Gold Standard. As summarized in Table 10-4, a total of 302,679 ft (92,257 m) has been drilled in 244 holes as of the effective date of the database of this Technical Report. Orla’s most recent drilling in the North Railroad property was conducted in 2024. Approximately 38% of the footage and 50% of the holes were drilled with RC methods. Diamond-core drilling accounts for 39% of the footage and 34% of the holes, and the remainder was done using RC followed by core tails.

Gold Standard’s and Orla’s RC holes were drilled wet; water was always injected. Face-return bits were only used when interchanges were not effective. Tri-cone bits were used when increasing formation water rendered the percussion bits non-functional.

For core drilling, Gold Standard and Orla geologists completed paper or digital logs on the whole core. The logs captured and illustrated core recovery, sample intervals, lithologic data, hydrothermal alteration, mineralogy, and structural features. Structures were measured with respect to the core axis. When available, structural features were measured on core oriented using a Reflex Act 2 device. Photographs were taken of all drill core, labeled with drill-hole footages and sample intervals. RC drill chips were also logged on paper or digital logs by Gold Standard and Orla geologists. The data from the paper drill logs were later captured in electronic spreadsheets for both core and RC drill holes.

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Table 10-4: Summary of Gold Standard, Contact Gold and Orla Drilling in the South Railroad Property 2010 – 2024

Year	Area	RC* Holes	RC Feet	Core** Holes	Core** Feet	RC + Core Holes	RC + Core Feet	Total Holes	Total Feet
North Railroad
2010	POD-N.Bullion	6	9,330	5	7,342	4	6,095	15	22,766
2011	N of N.Bullion	1	2,000	-	0	-	0	1	2,000
	POD-N.Bullion	5	5,556	5	9,505	7	13,333	17	28,394
	Bald Mountain		0	4	4,868	-	0	4	4,868
2012	N of N.Bullion	2	5,085	1	3,627	-	0	3	8,712
	POD-N.Bullion	4	5,985	25	43,528	2	4,583	31	54,096
	Bald Mountain		0	3	5,810	-	0	3	5,810
2013	POD-N.Bullion	5	7,575	15	26,911	-	0	20	34,486
	Bald Mountain	4	7,995	3	5,192	-	0	7	13,187
2014	Bald Mountain	5	6,220	-	0	-	0	5	6,220
2015	POD-N.Bullion		0	2	3,143	2	2,324	4	5,467
2016	Bald Mountain	9	16,440	-	0	-	0	9	16,440
	POD-N.Bullion	1	2,185	-	0	9	17,242	10	19,427
2017	Bald Mountain	4	5,315	-	0	-	0	4	5,315
	POD-N.Bullion	1	1,250	-	-	10	17,554	11	18,804
2019	N. Bullion	2	3,140	-	-	-	-	2	3,140
2020	Sweet Hollow/POD	27	8,850	11	3,559	-	-	38	12,409
2022	N. Bullion/POD/Sweet Hollow	27	9,020	4	1,200	-	-	31	10,220
2023	N. Bullion/POD	10	12,475	4	4,376	5	5,071	19	21,922
2024	N. Bullion/POD	3	2,400	-	-	2	1,617	5	4,017
2023-2024	Exploration N	5	4,978	-	-	-	-	5	4,978
2010-2023	N. Railroad Totals	121	115,799	82	119,061	41	67,818	244	302,679
South Railroad
2012	Pinion & Vicinity	6	9,930	-	-	-	-	6	9,930
2014	Pinion & Vicinity	53	41,365	4	1,584	-	-	57	42,949
2015	Pinion & Vicinity	24	30,870	-	-	-	-	24	30,870
	Dark Star	12	15,160	1	1,402	-	-	13	16,562
2016	Pinion & Vicinity	20	24,888	5	1,565	-	-	25	26,453
	Dark Star	19	29,230	21	29,310	-	-	40	58,540
	Dixie	2	3,905	-	-	-	-	2	3,905
2017	Pinion & Vicinity	16	6,290	3	1,380	-	-	19	7,670
	Dark Star	35	42,018	12	8,643	-	-	47	50,661
	Jasperoid Wash	10	11,670	2	2,592	-	-	12	14,262
	Dixie	17	25,237	1	1,462	-	-	18	26,699
2018	Pinion & Vicinity	106	39,375	31	11,892	-	-	137	51,267
	Dark Star	122	76,805	23	14,011	1	2,035	146	92,851
	Jasperoid Wash	46	30,670	3	2,923	-	-	49	33,593
	Dixie	27	40,181	-	-	-	-	27	40,181

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Year	Area	RC* Holes	RC Feet	Core** Holes	Core** Feet	RC + Core Holes	RC + Core Feet	Total Holes	Total Feet
2019	Pinion & Vicinity	3	1,462	18	3,524	-	-	21	4,986
	Dark Star	90	44,340	5	2,086	1	3,412	96	49,838
	Jasperoid Wash	9	7,130	1	592	-	-	10	7,722
	Dixie	8	9,215	-	-	-	-	8	9,215
2018-2019	Exploration South	10	10,015	-	-	-	-	10	10,015
2020	Pinion & Vicinity	71	47,105	22	16,174	-	-	93	63,279
	Dark Star	25	10,600	7	4,984	-	-	32	15,584
2021	Pinion & Vicinity	17	12,540	-	-	-	-	17	12,540
	Dark Star	22	5,710	-	-	5	1,220.0	27	6,930
2022	Pinion & Vicinity	12	9,435	-	-	-	-	12	9,435
	Dark Star	3	2,880	-	-	-	-	3	2,880
	Jasperoid Wash	8	4,010	-	-	-	-	8	4,010
	Dixie	12	8,580	2	1,350	-	-	14	9,930
	Exploration South	2	1,100	-	-	-	-	2	1,100
2023	Pinion & Vicinity	2	1,720	1	976	-	-	3	2,696
	Jasperoid Wash	4	3,260	5	1,732	-	-	9	4,992
	Dark Star	2	1,820	2	3,711	-	-	4	5,531
	Dixie	2	1,690	-	-	1	1,352	3	3,042
	Exploration South	11	8,980	-	-	-	-	11	8,980
2024	Pinion & Vicinity	6	3,613	2	1,373	-	-	8	4,986
	Jasperoid Wash	19	7,800	-	-	-	-	19	7,800
	Dark Star	12	11,705	4	4,120	-	-	16	15,825
	Exploration South	4	2,080	-	-	-	-	4	2,080
2012-2024	S. Railroad Totals	869	644,383	175	117,384	8	8,019	1,052	769,786
Pony Creek
2017-2019	Pony Creek	113	75,735	5	9,139	-	-	118	84,874
2024	Appaloosa, Mustang, Bowl, Pony Spur, Stallion, Stallion Bowl, Robinson, Elliot Dome	38	25,390	-	-	-	-	38	25,390
1987-2024	Pony Creek Totals	151	101,125	5	9,139	0	0	156	110,264
	Grand Totals	1,141	861,308	262	245,584	49	75,837	1,452	1,182,728
* includes sonic holes; ** includes geotechnical holes

10.6.1	North Bullion Deposits Drilling

10.6.1.1	2010 to 2013

From 2010 through 2013, Gold Standard drilled 101 holes totalling 174,321 ft (53,133 m) in the North Bullion area (Table 10-4; Figure 10-2; Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al., 2014). In 2010, Gold Standard utilized gravity data and geological models to identify a new target. Drilling into that previously untested target produced intercepts of 105 ft (32 m) of 0.041 oz Au//ton and 143 ft (43.5 m) of 0.035 oz Au//ton in hole RR10-8 at the North Bullion deposit (Jackson et al., 2015). This discovery of sedimentary-rock hosted, Carlin-style gold mineralization concealed by post-mineral rocks was followed up with additional drilling conducted from 2010 to 2024 within the North Bullion deposit area, which formed the basis for the estimated gold mineral resources presented in Section 14.

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Gold Standard’s 2010 and 2013 RC drilling was conducted by Hard Rock Exploration Inc. (Hardrock) and National Exploration Wells and Pumps (National), using a TH75 and 685 Schramm, respectively. Bit sizes were 5 ¼ to 6 ½ in (13.3 to 16.5 cm) diameter bits. The rig was operated on one or two 12 hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few ounces of each 5 ft (1.5 m) interval in plastic chip trays for logging.

Core drilling in 2010 to 2013 was done by Redcor Drilling Inc. with an LF-230 rig. Core sizes were PQ3, HQ3, and NQ3.

10.6.1.2	2015

No drilling was conducted in 2014. In 2015, Gold Standard drilled two core holes and two RC holes with core tail holes totalling 5,467 ft (1,666 m) (Table 10-4; Figure 10-2; Turner et al., 2015; Dufresne and Koehler, 2016). The RC drilling was conducted by National using a 685 Schramm. Bit sizes were 5 ¼ to 6 ½ in (13.3 to 16.5 cm) diameter bits. The rig was operated on one or two 12-hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few ounces ft (1.5 m) interval in plastic chip trays for logging.

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1901200
1911200
1921200
1931200
14744000
14734000
14724000
14714000
14704000
N
S
E
W
NORTH RAILROAD PROPERTY
North Bullion-BFC
North Bullion
RR fault
POD
Sweet Hollow
Old Bullion
Pine Mountain
Pinon Mountains
Bald Mtn.
Central Bullion
Dragon's Back
Bunker Hill
Big Skarn
Ravens Nest
7652 ft
Mill Creek
Cissillini Canyon
BFC-Bullion Fault Corridor
LT
Feet
0
5,000
10,000

Drill Holes

- Drill Holes by GSV and Orla (2010 to 2025)
- Historical Drill Holes (1969 to 2009)
- Drill Targets

Project Area

- North Railroad
- South Railroad

Client

ORLA MINING

Consultant

RESPEC Reno Office
775-856-5700

Project

SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA

Title

North Railroad Property Drilling

Coordinate System:	UTM NAD 27 Zone 11 / Units: US Feet
MMM-DD-YYYY:	25 August 2025

Figure 10-2: Drill-Collar Location Map - North Railroad Property

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The 2015 core drilling was performed by Timberline Drilling (Timberline) of Elko, NV using an LF90 drill rig. Core sizes were PQ3, HQ3, and NQ3. Core was also drilled by TonaTec Exploration LLC (TonaTec) of Utah. The rig may have been a CS2000. Core sizes were PQ3, HQ3, and NQ3.

10.6.1.3	2016 to 2017

A total of 59,985 ft (18,283 m) was drilled in 34 holes in 2016 and 2017 (Table 10-4; Figure 10-2). Most of the RC drilling was conducted by National using a 685 Schramm. Bit sizes were 5 to 6 ½ in (13.3 to 16.5 cm) in diameter. The rig was operated on one or two 12-hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few ounces of each 5 ft (1.5 m) interval in plastic chip trays for logging.

Boart Longyear of Elko, NV was the contractor for four RC holes drilled in 2017. A track-mounted drill of unknown type was used; specific methods and procedures are not reported.

The 2015 core drilling was performed by Timberline of Elko, NV using an LF90 drill rig. Core sizes were PQ3, HQ3, and NQ3. Core was also drilled by First Drilling of Elko, NV. The rig was an LF90. Core sizes were PQ3, HQ3, and NQ3.

10.6.1.4	2019 to 2020

Gold Standard drilled a total of 15,549 ft (4,739 m) in 29 RC holes and 11 core holes at the North Bullion, POD and Sweet Hollow during 2019 and 2020. National and Major Drilling Group International Inc. (Major) of Salt Lake City, UT, were the drilling contractors.

10.6.1.5	2022 to 2024

Gold Standard drilled a total of 23,895 ft (7,283 m) in 40 RC holes, 5,576 ft (1,700 m) in eight core holes, and 6,688 ft (2,039 m) in seven RC holes with core tails by Orla at the North Bullion deposits between 2022 and 2024. National and Major were the drilling contractors.

The results from drilling completed prior to December 22, 2023 were used to estimate the current gold mineral resources presented in Section 14.3.3 of this Technical Report. A total of seven holes for 6,860 ft (2,091 m) were drilled in the North Bullion and South Lodes areas after the December 22, 2023, effective date of the North Bullion database.

10.6.2	Exploration Drilling in the North Railroad Property

A total of 51,850 ft (15,804 m) was drilled by Gold Standard in 22 RC and ten core holes in the Bald Mountain area from 2011 through 2017 (Table 10-4; Figure 10-2). Drilling contractors, rig types and hole diameters for the Bald Mountain area drilling are summarized in Table 10-5.

All 2011-2017 core drilling was done with two 12-hr shifts per day. The RC drills operated for one or two 12-hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone.

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Table 10-5: Drilling Contractors and Methods - Bald Mountain

Year	RC Contractor	RC Drill Rig	RC Diameter	Core Contractor	Core Drill Rig	Core Diameter
2011 to 2013	NA	NA	NA	Redcor	LF-230	PQ3, HQ3, and NQ3
2014	Hardrock	TH75	5¼ in. to 6½ in.	NA	NA	NA
2016	National	685 Schramm	5¼ in. to 6½ in.	NA	NA	NA
2017	Boart Longyear	MPD 1500	5¼ in. to 6½ in.	NA	NA	NA

In 2023 and 2024, Orla drilled five RC holes totaling 4,978 ft (1,517 m) in two exploration areas known as the Skarn and Webb prospects, which are located to the west and northwest of Bunker Hill. Drilling was completed by Major.

10.7	Gold Standard and Orla Drilling, South Railroad Property, 2012 - 2024

Drilling in the South Railroad property by Gold Standard commenced in 2012. As summarized in Table 10-4 and shown in Figure 10-3, a total of 773,011 ft (235,614 m) has been drilled in 1,056 holes. Approximately 84% of the footage and 82% of the holes were drilled with RC methods. Diamond-core drilling accounts for about 15% of the footage and 17% of the holes; the balance of the drilling was done using RC followed by core tails. Both angle and vertical drilling was conducted.

A Gold Standard or Orla representative checked each drill rig at least once per day during drilling to monitor sample collection. For core drilling, Gold Standard and Orla geologists completed paper or digital logs on the whole core. The logs captured and illustrated core recovery, sample intervals, lithologic data, hydrothermal alteration, mineralogy, and structural features. Structures were measured with respect to the core axis. When available, structural features were measured on core oriented using a Reflex Act 2 orienting device. Photographs were taken of all drill core, labeled with drill-hole footages and sample intervals. RC drill chips were also logged on paper or digital logs by Gold Standard and Orla geologists. The data from the paper drill logs were later captured in electronic spreadsheets for both core and RC drill holes.

Gold Standard’s and Orla’s RC holes were drilled wet; water was always injected. Face-return bits were only used when interchanges were not effective. Tri-cone bits were used when increasing formation water rendered the percussion bits non-functional.

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1901200
1911200
1921200
1931200
1941200
1951200
14704000
14694000
14684000
14674000
14664000
14654000
SOUTH RAILROAD PROPERTY
Rock Springs Mountain
Irene
Dark Star
Pinon
Ski Track
Dixie
JR Buttes
Smith Creek Basin
Jasperoid Wash
Pony Creek
Robinson Mountain
Lee Canyon
Willow Creek
Little Porter
Robinson
Pinon Mountains
6000 ft
Feet
0
6,500
13,000
Drill Holes
Drill Holes by GSV and Orla (2010 to 2025)
Historical Drill Holes (1969 to 2009)
Drill Targets
Project Area
North Railroad
South Railroad
Pony Creek
Client
ORLA MINING
Consultant
RESPEC Reno Office
775-856-5700
Project
SOUTH RAILROAD PROJECT
ELKO COUNTY, NEVADA
Title
South Railroad Property Drilling
Coordinate System: UTM NAD 27 Zone 11 / Units: US Feet
MMM-DD-YYYY: 25 August 2025

Figure 10-3: Drill-Collar Location Map - South Railroad Property

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10.7.1	Dark Star Area Drilling

In 2015, Gold Standard began drilling in the Dark Star deposit area to extend historically known shallow oxidized gold mineralization and to test other exploration targets. In 2015 through 2021, Gold Standard drilled a total of 290,966 ft (88,686 m) in 401 holes (Table 10-4). An additional 17 RC holes totaling 16,405 ft (5,000 m), and six core holes totaling 7,831 ft (2,387 m) were drilled between 2022 and 2024 by Orla. Total modern drilling through 2024 for the site is 315,201 ft (96,073 m) in 424 holes. RC drilling accounts for about 81% of the holes and 76% of the footage drilled by Gold Standard and Orla. Collar locations for all drilling at Dark Star are shown in Figure 10-3 and in greater detail in Figure 14-1.

Drilling contractors, rig types and hole diameters for the Dark Star area drilling are summarized in Table 10-6. All 2015-2024 core drilling was done with two 12-hr shifts per day. The RC drills operated for one or two 12-hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone.

Table 10-6: Gold Standard and Orla Drilling Contractors and Methods – Dark Star

Year	RC Contractor	RC Drill Rig	RC Diameter	Core Contractor	Core Drill Rig	Core Diameter
2015	National	T450GT, 685 Schramm	5¼ in. to 6½ in.	National	CT14	PQ3, HQ3, and NQ3
2016	National	685 Schramm	5¼ in. to 6½ in.	National; Timberline	CT14; LF90	PQ3, HQ3, and NQ3
2017	National; Boart Longyear	685 Schramm, T450GT; MPD1500	5¼ in. to 6½ in.	First Drilling; National	LF90; CT14	PQ3, HQ3, and NQ3
2018	National	685 Schramm, T450GT, EDM95; MPD1500	5¼ in. to 6½ in.	First Drilling; National; Boart Longyear	LF90; CT14; LF90	PQ3, HQ3, and NQ3
2019	National; Major	Schramm T450GT, Schramm 455GT, EDM95	5¼ in. to 6½ in.	First Drilling	LF90	PQ3, HQ3
2020	National; Major	Schramm T450GT, Schramm 455GT, EDM95	5¼ in. to 6½ in.	First Drilling; National; Major	LF90; EDM45K	PQ3, HQ3
2021	Major	Schramm T450GT	5¼ in. to 6½ in.	Major	LF90	SQ, PQ3
2022	Boart Longyear	Ingersol Rand RD10	5¼ in. to 6½ in	-	-	-
2023	HD	DrillRite	5¼ in. to 6½ in	NISS, Timberline	Multipower Discovery HD Track; Christensen CS3000	PQ3, HQ3
2024	Major	Schramm 450, Schramm 455	5¼ in. to 6½ in.	Major	LF90	SQ, PQ3

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Highlights from the 2016 drill program at Dark Star and an updated mineral resource estimate were presented by Dufresne and Nicholls (2017a). In 2019, the mineral resource estimate was updated in the Pre-Feasibility Study by Ibrado et. al. (2020), and again in the Feasibility Study by Sletten et al. (2022). The current estimate of mineral resources for Dark Star is presented in Section 14.2 of this Technical Report.

10.7.2	Pinion Area Drilling

Gold Standard’s drilling in the Pinion deposit area has totalled 252,292 ft (76,898 m) in 402 holes drilled from 2012 through 2021 (Table 10-4). A total of 20 RC holes for 14,768 ft (4,501 m) were drilled in 2022 through 2024 by Orla. Approximately 86% of the footage drilled was done with RC methods. Contractors, rig types, and hole diameters for the Pinion area drilling by Gold Standard and Orla are summarized in Table 10-7.

Following acquisition of the Pinion deposit in 2014 with the South Railroad property, Gold Standard focused drilling on expansion and infill of various known gold mineralized zones. The 2014 drilling (Table 10-4) produced significant gold intervals at the Pinion deposit that indicated gold mineralization was associated with multi-lithic breccia. Further drilling of 23 holes in 2015 also provided significant gold intercepts, and the mineralized system was still open in a number of directions.

Table 10-7: Gold Standard and Orla Drilling Contractors and Methods - Pinion

Year	RC Contractor	RC Drill Rig	RC Diameter	Core Contractor	Core Drill Rig	Core Diameter
2014	Hard Rock; Major	TH75; T450GT	5¼ in. to 6½ in.	Major	LF230	PQ3, HQ3, and NQ3
2015	Hard Rock; National	TH75; T450GT, 685 Schramm	5¼ in. to 6½ in.	-	-	-
2016	National	685 Schramm	5¼ in. to 6½ in.	National; Timberline	CT14; LF90	PQ3, HQ3, and NQ3
2017	Boart Longyear	685 Schramm, MPD1500	5¼ in. to 6½ in.	National	CT14	PQ3, HQ3, and NQ3
2018	National; Boart Longyear	450 Schramm; 685 Schramm	5¼ in. to 6½ in.	First Drilling; Boart Longyear	LF90; LF90	PQ3, HQ3, and NQ3
2019	N/A	N/A	N/A	First Drilling	LF90	PQ3, HQ3
2020	National; Major	Schramm T450GT, Schramm T455GT, EDM95	5¼ in. to 6½ in.	First Drilling; Major	LF100; CT20; LF90	PQ3, HQ3
2021	National; Major	Schramm T450GT, Schramm T130	5¼ in. to 14½ in.	-	-	-
2022	HD; New Frontier	DrillRite	5¼ in. to 6½ in.	-	-	-
2023	HD; Timberline	DrillRite	5¼ in. to 6½ in.	Timberline	Christensen CS3000	PQ3
2024	Major	Schramm 455; Schramm 450	5¼ in. to 6½ in.	Major	LF90	PQ3, HQ3

In 2016, Gold Standard drilled a total of 25 holes in the Pinion deposit area for a total of 26,452.5 ft (8,063 m). This drilling was designed to extend known zones of mineralization, provide infill data for specific zones, and provide material for metallurgical testing. Several holes were drilled to test the Irene geological and geochemical target 1.2 mi (1.9 km) west of the Pinion deposit (Figure 10-3) and at the Sentinel target to the north of the Pinion deposit.

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The 2016 Pinion drilling resulted in several gold intersections averaging greater than 0.004 oz Au//ton (Dufresne and Nicholls, 2016). Most significantly, the 2016 drilling identified mineralization in new stratigraphic horizons below the multi-lithic breccia at the Sentinel target. The gold mineralization is hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone (now called the Sentinel zone), below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west.

Gold Standard’s 2014 through 2024 RC drilling was conducted on one or two 12-hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone. The splitter reduced the samples to approximately 5 to 20 lb (~2 to 9 kg), which were collected in pre-numbered sample bags. A few ounces of each 5 ft (1.5 m) interval were placed in chip trays for logging.

Results from the 2014 through 2024 Gold Standard drilling were used with data from historical drilling to estimate the current gold mineral resources presented in Section 14.3 of this Technical Report.

10.7.3	Jasperoid Wash Area Drilling

Gold Standard’s drilling at the Jasperoid Wash deposit area was conducted from 2017 to 2021. A total of 55,577 ft (25,209 m) was drilled in 71 holes (Table 10-4). Following acquisition of Gold Standard, Orla added 16,802 ft (7,621 m) in 36 holes. RC drilling accounts for about 90% of the holes and 89% of the footage drilled by both companies. Collar locations for the Gold Standard drilling at Jasperoid Wash are shown in Figure 10-3 (see Figure 14-20 in Section 14.4 for a detailed map).

The 2017 and 2018 RC drilling was conducted by National using 450 Schramm, 685 Schramm, and an EDM 95 drill rigs. Major also drilled at Jasperoid Wash and used a 455 Schramm. From 2022 to 2024 RC drilling was conducted by HD Drilling (Foremost MPD1500), Major (Schramm 450), and Layne Minerals (Schramm 450). Bit sizes were 5¼ to 6½ in (13.3 to 16.5 cm) in diameter. The rig was operated on two 12-hr shifts per day. RC samples were collected continuously over 5 ft intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few ounces of each 5 ft (1.5 m) interval in plastic chip trays for logging.

Core drilling in 2017 and 2018 was carried out by National and First Drilling using a CT14 and an LF90, respectively. Core sizes drilled were PQ3, HQ3, and NQ3. RC drilling in 2019 was done by Major and National. In 2023, core drilling was conducted by Timberline Drilling using a Christensen CS3000 drill rig, utilizing PQ3 core size.

The results of the Gold Standard and Orla drilling, together with historical drill data from Jasperoid Wash, have been used to estimate the current gold mineral resources presented in Section 14.4 of this Technical Report.

10.7.4	Drilling in South Railroad Part of Property

Gold Standard and Orla conducted exploration drilling at various targets, including Dixie, Irene, Ski Track, Elliot Dome, Porter, Hidden Star, LT, LTS and CC (Figure 10-3). Dixie is the most advanced target and is located south of Dark Star and northeast of Jasperoid Wash. The other prospects are located southwest, west and north of the Pinion deposit and are collectively referred to the Southern Exploration Areas. Most holes outside the Dixie deposit were drilled in the Irene and Ski Track zones. From 2018 through 2024, Gold Standard and Orla drilled 91,509.5 ft (27,892 m) in 71 holes at Dixie and 25,400 ft (7,742 m) in 31 holes in the Southern Exploration Areas.

In 2018 and 2019 Gold Standard drilled eight RC holes for a total of 8,650 ft (2,637 m) at the Ski Track prospect and two holes totaling 1,365 ft (416 m) at the LT prospect. Drilling was completed by Major and National. Major used a 685 Schramm. Bit sizes were 5¼ to 6½ in (13.3 to 16.5 cm) in diameter. The rigs operated on two 12-hr shifts per day. RC samples were collected continuously over 5 ft (1.5 m) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few ounces of each 5 ft (1.5) interval in plastic chip trays for logging.

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In 2022, two RC holes totaling 1,100 ft (335 ft), were drilled at the LT prospect. In 2023, nine RC holes totalling 8,980 ft (2,737 m) were drilled at the LTS, Hidden Star and CC sites by HD. In 2024, four RC holes totaling 2,080 ft (634 m) were drilled at the Porter site by Major. Drilling and sampling procedures for all exploration drilling conducted from 2022 to 2024 were similar to those described above and employed in previous programs for the deposit areas in the South Railroad property.

10.8	Contact Gold And Orla Drilling, Pony Creek Property, 2017-2024

A total of 156 drillholes totaling 110,264 ft (33,608 m) have been completed in the Pony Creek Property by the Issuer from 2017 to 2024. Of these 156 drillholes, Contact Gold (now a wholly owned subsidiary of Orla Mining) completed 113 RC and 5 DDH, totaling 84,874 ft (25,869 m), from 2017 to 2019. Orla Mining has completed 38 RC totaling 25,390 ft (7,739 m) in 2024. These drill programs have mainly targeted the Appaloosa, Bowl, Pony Spur, and Stallion Zones. A summary of drilling in the Pony Creek Property is presented in Table 10-8 and collar locations are illustrated in Figure 10-4.

Table 10-8: Drillholes completed at Pony Creek from 2017 - 2024

	Year	DDH			RC			Total No. Holes	Total TD (m)	Total TD (ft)
		No. Holes	TD (m)	TD (ft)	No. Holes	TD (m)	TD (ft)
Contact Gold Corp	2017	5	2,785	9,139	37	7,605	24,950	42	10,390	34,089
	2018				51	10,819	35,495	51	10,819	35,495
	2019				25	4,660	15,290	25	4,660	15,290
Orla Mining	2024				38	7,739	25,390	38	7,739	25,390
Grand Total		5	2,785	9,139	151	30,823	101,125	156	33,608	110,264

10.8.1	Contact Gold Drilling Summary (2017-2019)

Drilling conducted by Contact Gold (now a wholly owned subsidiary of Orla Mining) at Pony Creek from 2017 to 2019 focused on the Bowl Zone, with additional drilling completed at the Appaloosa Zone, Stallion Zone, and Mustang and Pony Spur target areas. From 2017-2019, Contact Gold completed 113 RC drillholes and 5 DDH totalling 84,874 ft (25,869 m) at Pony Creek (Table 10-9). Of Contact Gold’s 118 drillholes, 27% were drilled vertically (n=32), the inclination of the remaining holes ranged from -45 to -80°. Contact Gold’s RC hole depths ranged from 120 to 1,440 ft (37 to 439 m) and averaged 670 ft (204 m). The DDH depths ranged from 721 to 3,207 ft (220 to 977 m) and averaged 1,828 ft (557 m).

The objectives of the drill programs were to confirm the extents of known mineralization, validate historical drilling intercepts, expand areas of interest, understand the controls on mineralization and test new geophysical and geochemical targets within the Pony Creek area. These drill programs identified five zones of mineralization at shallow depths primarily hosted within altered and silicified calcareous clastic rocks of the Penn-Perm Moleen Formation and at the Bowl Zone within a Tertiary (or Jurassic) rhyolite.

The 2017 drilling was conducted by Major Drilling of Salt Lake City, Utah, on behalf of Contact Gold, using a Schramm 455 track mounted RC. All RC drilling was wet and utilized a rotary, 16 section pie splitter for sample collection. Pie plates were installed to avoid overfilling and losing sample material, with only one or two left open for sample collection at a time. Major Drilling of Salt Lake City utilized a LF 90 core drill for the core holes. The core drilling was HQ in diameter, with only one hole reduced to NQ due to pullback limitations of the drill. All drill cores were photographed and then sawn in half by Rangefront Consulting in their Elko, NV warehouse with half of the core submitted to ALS Chemex (ALS) for analysis, and the other half of the core kept in storage at Contact Gold's Elko warehouse.

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1910000
1920000
1930000
14680000
14670000
14660000
0
10
Miles
Elliott Dome
Robinson
Mustang
Stallion Zone
Appaloosa Zone
Pony Spur
Stallion-Bowl
Bowl Zone
Legend
Pony Creek Collars
2024 RC
2019 RC
2018 RC
2017 RC
2017 DD
Historical Drilling
South Carlin Complex Boundary
Carlin Trend
Known fault
Known thrust fault
Contact
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek Area
2017-2024
Collar Locations
1:60,000
N27 Zone 11 BLM ft
May 2025
0
1
Miles
APEX GEOSCIENCE

Figure 10-4: 2017-2024 Pony Creek area drillhole collar locations

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The 2018 and 2019 RC drilling was conducted by Major Drilling of Salt Lake City, Utah, on behalf of Contact Gold utilizing a Schramm 455 track mounted drill. All RC drilling was wet and utilized a rotary, 16 section pie splitter for sample collection. Pie plates were installed to avoid overfilling and losing sample material, with only one or two left open for sample collection at a time.

All 2017-2019 Contact Gold's RC and core samples were assayed by ALS using standard preparation. The samples were crushed to 70% passing 2 mm. The crushed material was riffle split to obtain a 1 kg split, which was then ring-pulverized to 85% passing 75 microns. These pulps were then shipped to ALS in either Reno, NV, or in North Vancouver, BC, for assaying.

ALS is an ISO 9001:2015 certified and ISO/IEC 17025:2005 accredited geoanalytical laboratory and is independent of Contact Gold and the authors of this Technical Report.

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Table 10-9: 2017-2019 Pony Creek drillhole collar descriptions

Hole ID	Target	Year	Hole Type	TD (ft)	TD (m)	NAD27 / UTM zone 11N BLM Feet			Azimuth (°)	Dip (°)
						Easting (ft)	Northing (ft)	Elevation (ft)
PC17-01	Bowl	2017	RC	500	152.4	1924609.21	14655619.40	7180.44	0	-90
PC17-02	Bowl	2017	RC	425	129.5	1924617.74	14655619.40	7178.76	90	-55
PC17-03	Bowl	2017	RC	700	213.4	1924570.49	14655625.96	7180.90	270	-55
PC17-04	Bowl	2017	RC	800	243.8	1924476.33	14654920.59	7140.92	0	-90
PC17-05	Bowl	2017	RC	725	221.0	1924479.29	14654920.59	7140.80	90	-69
PC17-06	Bowl	2017	RC	585	178.3	1924973.71	14654228.33	7295.96	0	-90
PC17-07	Bowl	2017	RC	600	182.9	1924537.69	14655412.71	7144.58	0	-90
PC17-08	Bowl	2017	RC	800	243.8	1923326.14	14656309.27	7106.01	30	-45
PC17-09	Bowl	2017	RC	700	213.4	1924644.97	14655160.09	7171.57	0	-90
PC17-10	Bowl	2017	RC	700	213.4	1924645.95	14655156.81	7172.66	150	-70
PC17-12	Bowl	2017	RC	300	91.4	1923588.87	14654664.71	701.48	0	-90
PC17-13	Bowl	2017	RC	700	213.4	1923590.51	14654667.99	7098.04	20	-60
PC17-14	Bowl	2017	RC	770	234.7	1923589.20	14654671.27	7096.69	10	-60
PC17-16	Bowl	2017	RC	700	213.4	1923756.20	14655524.28	7161.62	0	-90
PC17-17	Bowl	2017	RC	800	243.8	1923766.70	14655524.28	7161.52	90	-45
PC17-18	Bowl	2017	RC	800	243.8	1923713.55	14656098.42	7161.46	0	-90
PC17-19	Bowl	2017	RC	600	182.9	1924793.26	14654690.92	7241.75	0	-90
PC17-20	Appaloosa	2017	RC	600	182.9	1925784.18	14665292.46	7215.01	0	-90
PC17-21	Appaloosa	2017	RC	600	182.9	1925784.18	14665292.46	7215.01	90	-45
PC17-22	Appaloosa	2017	RC	800	243.8	1926052.12	14665343.72	7287.63	0	-90
PC17-23	Appaloosa	2017	RC	800	243.8	1926037.03	14665353.56	7287.04	90	-45
PC17-25	Appaloosa	2017	RC	800	243.8	1926030.80	14665343.72	7287.55	270	-60
PC17-26	Appaloosa	2017	RC	600	182.9	1925750.29	14665291.23	7214.57	270	-60
PC17-29	Bowl	2017	RC	800	243.8	1923309.35	14656305.12	7120.01	90	-45
PC17-30	Bowl	2017	RC	900	274.3	1924058.36	14655320.86	7154.00	0	-90
PC17-31	Bowl	2017	RC	700	213.4	1924293.92	14654402.22	7147.92	90	-45
PC17-32	Appaloosa	2017	RC	800	243.8	1926435.97	14662505.80	7147.74	0	-90
PC17-33	Appaloosa	2017	RC	800	243.8	1926998.96	14663247.25	7044.35	270	-60
PC17-34	Appaloosa	2017	RC	745	227.1	1925693.20	14664697.40	7328.25	90	-45
PC17-35	Appaloosa	2017	RC	800	243.8	1925693.20	14664697.40	7328.78	0	-90
PC17-37	Bowl	2017	RC	500	152.4	1924841.82	14654369.41	7252.64	0	-90
PC17-38	Bowl	2017	RC	800	243.8	1923290.32	14656787.40	7054.60	0	-90
PC17-39	Bowl	2017	RC	500	152.4	1924344.44	14653916.66	7209.83	150	-60
PC17-40	Bowl	2017	RC	400	121.9	1923447.14	14654973.11	7040.01	0	-90
PC17-41	Bowl	2017	RC	600	182.9	1923437.30	14654973.11	7040.01	270	-70
PC17-42	Bowl	2017	RC	400	121.9	1923453.71	14654973.11	7040.01	90	-70
PC17-43	Appaloosa	2017	RC	800	243.8	1927278.49	14662440.16	6993.85	270	-45
PCC17-11	Bowl	2017	DD	2007	611.7	1924466.82	14654910.75	7141.21	90	-65
PCC17-15	Bowl	2017	DD	2399	731.2	1923600.69	14654654.87	7098.33	70	-45
PCC17-24	Bowl	2017	DD	721	219.8	1924483.88	14654917.31	7148.01	70	-55
PCC17-27	Bowl	2017	DD	3206.5	977.3	1923591.83	14654651.58	7099.50	0	-90
PCC17-28	Bowl	2017	DD	805	245.4	1923319.19	14656311.69	7106.30	30	-45
PCR18-01	Bowl	2018	RC	700	213.4	1923437.96	14654975.31	7066.75	340	-60
PCR18-02	Bowl	2018	RC	505	153.9	1923429.90	14654962.04	7067.97	270	-65
PCR18-03	Bowl	2018	RC	635	193.5	1923440.58	14654966.55	7040.01	15	-65
PCR18-04	Bowl	2018	RC	585	178.3	1923460.25	14654963.27	7068.38	90	-45
PCR18-05	Bowl	2018	RC	800	243.8	1923446.49	14654949.24	7070.70	195	-45
PCR18-06	Bowl	2018	RC	865	263.7	1924523.07	14655404.31	7145.08	195	-60
PCR18-07	Bowl	2018	RC	1005	306.3	1923726.01	14656095.14	7161.01	90	-45
PCR18-08	Bowl	2018	RC	1045	318.5	1923320.94	14656316.26	7110.17	0	-90
PCR18-09	Bowl	2018	RC	700	213.4	1923314.43	14656309.29	7107.21	220	-45
PCR18-10	Bowl	2018	RC	725	221.0	1923329.21	14656311.24	7111.94	155	-45
PCR18-11	Bowl	2018	RC	120	36.6	1924250.74	14656080.14	7319.76	0	-90
PCR18-12	Bowl	2018	RC	560	170.7	1924477.46	14656216.29	7318.11	255	-65
PCR18-13	Bowl	2018	RC	580	176.8	1925081.65	14655483.81	7265.32	270	-60
PCR18-14	Bowl	2018	RC	685	208.8	1925088.75	14655484.02	7264.09	0	-90
PCR18-15	Stallion	2018	RC	465	141.7	1922198.77	14664057.22	6979.60	0	-90
PCR18-16	Stallion	2018	RC	945	288.0	1922416.97	14662066.63	7331.84	90	-45
PCR18-17	Stallion	2018	RC	600	182.9	1922406.32	14662062.94	7327.94	0	-90

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Hole ID	Target	Year	Hole Type	TD (ft)	TD (m)	NAD27 / UTM zone 11N BLM Feet			Azimuth (°)	Dip (°)
						Easting (ft)	Northing (ft)	Elevation (ft)
PCR18-18	Stallion	2018	RC	785	239.3	1922309.58	14662750.69	7295.54	90	-45
PCR18-19	Stallion	2018	RC	610	185.9	1922299.37	14662750.53	7295.12	0	-90
PCR18-20	Stallion	2018	RC	625	190.5	1922276.51	14662750.80	7293.92	270	-60
PCR18-21	Stallion	2018	RC	700	213.4	1922233.14	14663260.85	7251.31	90	-45
PCR18-22	Stallion	2018	RC	500	152.4	1922223.04	14663262.20	7252.32	0	-90
PCR18-23	Stallion	2018	RC	975	297.2	1922544.73	14664878.79	7002.79	90	-45
PCR18-24	Stallion	2018	RC	605	184.4	1922533.66	14664878.75	7002.31	0	-90
PCR18-25	Pony Spur	2018	RC	585	178.3	1919084.87	14661323.78	6681.38	80	-45
PCR18-26	Pony Spur	2018	RC	385	117.3	1919073.97	14661321.64	6679.57	0	-90
PCR18-27	Pony Spur	2018	RC	455	138.7	1919049.90	14661333.89	6679.08	280	-45
PCR18-28	Bowl	2018	RC	1325	403.9	1923704.28	14655736.19	7161.14	90	-45
PCR18-29	Bowl	2018	RC	800	243.8	1923673.41	14655735.73	7160.19	270	-60
PCR18-30	Bowl	2018	RC	1165	355.1	1924969.40	14656120.15	7351.96	90	-45
PCR18-31	Bowl	2018	RC	1440	438.9	1924464.28	14656222.20	7314.79	300	-65
PC18-32	Bowl	2018	RC	870	265.2	1924482.20	14656214.44	7312.59	195	-55
PC18-33	Bowl	2018	RC	1185	361.2	1923582.53	14655360.06	7155.74	90	-60
PC18-34	Bowl	2018	RC	795	242.3	1923576.28	14655360.43	7153.50	0	-90
PC18-35	Bowl	2018	RC	1185	361.2	1923558.65	14655363.79	7155.20	270	-60
PC18-36	Stallion	2018	RC	630	192.0	1922997.69	14662646.03	7590.31	270	-45
PC18-37	Stallion	2018	RC	265	80.8	1923009.32	14662647.00	7586.35	0	-90
PC18-38	Stallion	2018	RC	660	201.2	1923026.17	14662647.38	7588.10	90	-60
PC18-39	Stallion	2018	RC	500	152.4	1923136.18	14662130.48	7659.08	0	-90
PC18-40	Stallion	2018	RC	570	173.7	1923123.84	14662130.37	7659.02	270	-45
PC18-41	Stallion	2018	RC	1045	318.5	1923142.75	14662106.59	7660.69	90	-45
PC18-42	Stallion	2018	RC	160	48.8	1923166.94	14661086.86	7571.37	270	-45
PC18-43	Stallion	2018	RC	665	202.7	1923381.34	14660729.66	7507.52	130	-45
PC18-44	Appaloosa	2018	RC	900	274.3	1924076.25	14659786.79	7421.01	95	-55
PC18-45	Bowl	2018	RC	425	129.5	1924865.26	14653986.54	7301.03	0	-90
PC18-46	Bowl	2018	RC	500	152.4	1924997.10	14654260.28	7296.48	270	-45
PC18-47	Bowl	2018	RC	705	214.9	1924808.50	14654474.65	7248.00	0	-90
PC18-48	Stallion	2018	RC	545	166.1	1922422.36	14665714.17	7245.87	45	-45
PC18-49	Stallion	2018	RC	485	147.8	1922421.17	14665680.02	7245.90	150	-45
PC18-50	Stallion	2018	RC	525	160.0	1922227.56	14665822.32	7213.60	115	-45
PC18-51	Stallion	2018	RC	405	123.4	1922480.59	14665048.08	7058.77	90	-45
PC19-01	Bowl	2019	RC	600	182.9	1923442.30	14654984.63	7068.32	335	-45
PC19-02	Bowl	2019	RC	600	182.9	1923459.14	14654978.09	7068.47	25	-45
PC19-03	Bowl	2019	RC	600	182.9	1923454.67	14654968.88	7068.90	50	-45
PC19-04	Bowl	2019	RC	1200	365.8	1923457.37	14654974.20	7068.60	70	-50
PC19-05	Bowl	2019	RC	1200	365.8	1923756.61	14655521.87	7161.82	80	-75
PC19-06	Bowl	2019	RC	900	274.3	1923757.67	14655524.19	7161.52	70	-60
PC19-07	Bowl	2019	RC	1325	403.9	1923558.58	14655364.26	7154.47	90	-72
PC19-08	Bowl	2019	RC	600	182.9	1923557.50	14655363.37	7154.47	280	-75
PC19-09	Bowl	2019	RC	600	182.9	1923700.15	14655747.38	7162.58	70	-50
PC19-10	Bowl	2019	RC	600	182.9	1923708.90	14656083.20	7164.12	160	-60
PC19-11	Bowl	2019	RC	500	152.4	1924592.64	14655638.33	7179.41	359	-45
PC19-12	Bowl	2019	RC	500	152.4	1924580.59	14655637.52	7179.70	320	-45
PC19-13	Bowl	2019	RC	265	80.8	1924470.76	14656236.20	7283.46	315	-45
PC19-14	Bowl	2019	RC	260	79.2	1924469.56	14656241.78	7314.88	320	-45
PC19-15	Appaloosa	2019	RC	665	202.7	1926160.77	14662470.94	7213.93	15	-65
PC19-16	Appaloosa	2019	RC	645	196.6	1926163.63	14662480.45	7214.21	15	-45
PC19-17	Appaloosa	2019	RC	665	202.7	1926154.12	14662463.10	7213.71	190	-70
PC19-18	Appaloosa	2019	RC	865	263.7	1926152.73	14662456.09	7213.60	190	-45
PC19-19	Appaloosa	2019	RC	285	86.9	1925838.30	14665671.03	7255.54	90	-80
PC19-20	Stallion	2019	RC	500	152.4	1922374.02	14665392.30	7139.73	90	-45
PC19-21	Stallion	2019	RC	305	93.0	1922196.36	14665846.52	7215.05	320	-45
PC19-22	Stallion	2019	RC	325	99.1	1922220.25	14665837.71	7215.68	60	-45
PC19-23	Stallion	2019	RC	400	121.9	1922476.78	14665041.79	7062.45	110	-60
PC19-24	Stallion	2019	RC	400	121.9	1922475.44	14665064.60	7062.51	60	-45
PC19-25	Stallion	2019	RC	485	147.8	1922443.05	14665054.04	7061.00	270	-45

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10.8.2	Orla Drilling Summary (2024)

Drilling conducted by Orla Mining at Pony Creek in 2024 was completed in the Appaloosa, Bowl, Elliot Dome, Mustang, Pony Spur, Robinson and Stallion zones. A total of 38 RC drillholes were completed totaling 25,390 ft (7,739 m). Figure 10-4 shows the locations of the 2024 drill collar locations. The inclination of Orla Mining’s 38 drillholes ranged from -45 to -70°. Drillhole depths ranged from 215 to 1,070 ft (66 to 326 m), with an average of 668 ft (204 m). Collar summary descriptions are presented below in Table 10-10.

Major Drilling (Major) of Salt Lake City, Utah, was contracted on behalf of Orla Mining to conduct the 2024 RC drilling. Major used a Schramm 455 track mounted RC. All RC drilling was wet and utilized a rotary, 16 section pie splitter for sample collection. Pie plates were installed to avoid overfilling and losing sample material, with only one or two left open for sample collection at a time.

The 2024 drilling program at Pony Creek focused on gold-bearing structural trends identified by geochemical anomalies, resulting in shallow oxide mineralization identified at multiple targets. Strong Au-in-soil anomalies in the Pony Creek area were also drill tested in 2024. Shallow oxide zones were intersected at the Robinson, Stallion-Bowl Trend, Mustang, and Appaloosa targets, which coincide with auriferous structures and gold-in soil anomalies. Summaries of drilling results at Pony Creek exploration targets are presented below in Section 10.3.

For Orla Mining’s 2024 program, all drill collar surveys were collected in the field by Kevin Haskew, P.L.S. of Advanced Surveying. Downhole surveys were partially conducted by International Directional Services (IDS) of Elko, NV, using a single shot REFLEX tool. Drill Operators from Major were trained on proper survey techniques and conducted the remaining downhole surveys with a Gyro tool. Measurements were collected every 50 ft (15.2 m) during all downhole surveys.

All 2024 Orla Mining RC samples were analyzed by Bureau Veritas Minerals (BV) laboratories. The samples were crushed to better than 70% passing 2 mm, then a 250 g portion was separated with a riffle and pulverized to better than 85% passing 75 microns. Gold fire assay technique, FA430, with AAS finish, was then performed at the BV facility in Reno, NV. Samples that returned a significant Au assay with FA430 were tested again with technique CN403 at the BV facility in Hermosillo, Mexico.

BV laboratories maintain ISO 9001:2015 certification and ISO/IEC 17025:2005 accreditation and are independent of Orla Mining and the authors of this Report.

Table 10-10: 2024 Pony Creek drillhole collar descriptions

Hole ID	Target	Year	Hole Type	TD (ft)	TD (m)	NAD27 / UTM zone 11N BLM Feet			Azimuth (°)	Dip (°)
						Easting (ft)	Northing (ft)	Elevation (ft)
AP24-01	Appaloosa	2024	RC	650	198.1	1926271.48	14659929.53	7100.22	160	-60
AP24-02	Appaloosa	2024	RC	880	268.2	1925905.27	14663099.45	7268.37	180	-50
AP24-03	Appaloosa	2024	RC	650	198.1	1926545.96	14660297.83	7063.77	300	-60
AP24-04	Appaloosa	2024	RC	665	202.7	1925618.50	14662431.36	7266.84	90	-60
AP24-05	Appaloosa	2024	RC	700	213.4	1925912.82	14663105.42	7268.13	55	-60
AP24-06	Appaloosa	2024	RC	700	213.4	1925890.87	14663093.32	7268.63	245	-60
BW24-01	Bowl	2024	RC	750	228.6	1923545.28	14655361.21	7153.01	210	-70
ELT24-01	Elliot Dome	2024	RC	780	237.7	1922608.62	14677754.54	8588.30	270	-60
ELT24-02	Elliot Dome	2024	RC	835	254.5	1923126.96	14677336.30	8564.53	270	-60
ELT24-03	Elliot Dome	2024	RC	1030	313.9	1923183.91	14675026.89	8563.43	270	-60
ELT24-04	Elliot Dome	2024	RC	580	176.8	1923391.92	14678623.78	8518.36	270	-60

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Hole ID	Target	Year	Hole Type	TD (ft)	TD (m)	NAD27 / UTM zone 11N BLM Feet			Azimuth (°)	Dip (°)
						Easting (ft)	Northing (ft)	Elevation (ft)
MU24-01	Mustang	2024	RC	980	298.7	1926210.89	14665680.81	7358.81	80	-50
MU24-02	Mustang	2024	RC	215	65.5	1924769.72	14667019.00	7744.82	235	-45
MU24-03	Mustang	2024	RC	800	243.8	1925382.72	14666279.96	7510.90	235	-55
PS24-01	Pony Spur	2024	RC	245	74.7	1918508.26	14661345.06	6653.30	320	-65
PS24-02	Pony Spur	2024	RC	490	149.4	1918858.37	14659819.57	6716.87	200	-60
PS24-03	Pony Spur	2024	RC	490	149.4	1917134.21	14661487.30	6669.08	30	-50
PS24-04	Pony Spur	2024	RC	500	152.4	1917913.20	14661944.57	6504.57	220	-50
RBN24-01	Robinson	2024	RC	650	198.1	1920226.59	14670863.39	7227.62	65	-60
RBN24-02	Robinson	2024	RC	990	301.8	1920240.46	14670867.24	7227.56	240	-70
RBN24-03	Robinson	2024	RC	420	128.0	1922008.01	14670009.56	7431.24	240	-70
RBN24-03B	Robinson	2024	RC	1070	326.1	1922008.01	14670009.56	7431.24	240	-70
RBN24-04	Robinson	2024	RC	650	198.1	1922035.36	14670005.29	7429.70	65	-60
RBN24-05	Robinson	2024	RC	900	274.3	1921190.75	14669439.29	7233.73	240	-70
RBN24-06	Robinson	2024	RC	650	198.1	1921228.81	14669450.16	7237.34	65	-60
RBN24-07	Robinson	2024	RC	650	198.1	1919579.04	14670403.95	7071.63	235	-60
RBN24-08	Robinson	2024	RC	650	198.1	1919596.16	14670417.83	7072.46	65	-60
ST24-01	Stallion Bowl	2024	RC	650	198.1	1922115.87	14663613.82	7148.71	90	-60
ST24-02	Stallion Bowl	2024	RC	820	249.9	1922190.51	14664067.85	6990.35	60	-60
ST24-03	Stallion	2024	RC	490	149.4	1921903.39	14665765.58	7124.48	120	-50
ST24-04	Stallion	2024	RC	570	173.7	1922675.87	14666235.99	7557.76	250	-60
ST24-05	Stallion	2024	RC	390	118.9	1922726.91	14665581.66	7334.29	280	-68
ST24-06	Stallion	2024	RC	650	198.1	1922783.96	14665163.22	7144.00	280	-60
ST24-07	Stallion	2024	RC	650	198.1	1921923.91	14665304.52	6989.56	90	-50
ST24-08	Stallion	2024	RC	650	198.1	1922034.70	14664785.38	6895.19	90	-60
ST24-09	Stallion Bowl	2024	RC	650	198.1	1923169.15	14658303.24	7248.47	90	-60
ST24-10	Stallion Bowl	2024	RC	650	198.1	1923477.00	14658895.87	7419.63	90	-60
ST24-11	Stallion Bowl	2024	RC	650	198.1	1923217.85	14661044.59	7580.76	90	-60

10.8.3	Pony Creek Drilling Targets

10.8.3.1	Bowl Zone

The Bowl Zone has been the primary focus of exploration at Pony Creek, with 71 holes totalling 56,340 ft (17,175 m) drilled by the Issuer from 2017-2024. The drillholes were designed to:

•	Confirm and expand areas of mineralization intersected in historical holes.
•	Gather cyanide solubility data to eventually develop an oxide model to target higher grade and better oxidized portions of the Bowl mineralization.
•	Gather additional information on ore controls and to test the underlying contacts of sedimentary units situated below the rhyolite intrusion.
•	Refine geological interpretation of the rhyolite intrusion and further develop understanding of its role in mineralization.

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In 2017, Contact Gold completed 31 drillholes, totalling 25,944 ft (7,908 m) at the Bowl Zone. The drillholes were designed as infill to confirm mineralized areas in historic drilling, and as step outs, generally within 164 ft (50 m) of historical holes. Two holes, PC17-007 and PC17-017, had step out distances of 328.1 ft (100 m).

In 2018, Contact Gold completed 25 drillholes, totalling 19,905 ft (6,067 m) at the Bowl Zone. The drillholes were designed to add oxide mineralization to the Bowl Zone and referenced new information on mapped geological structures, three-dimensional modelling of gravity and CSAMT data and Au-in-soil anomalies of up to 0.284 g/t Au from Contact Gold’s 2017 exploration program (Hibdon, 2018).

In 2019, Contact Gold completed 14 drillholes, totalling 9,750 ft (2,972 m) at the Bowl Zone. The objective of the 2019 drill program was to extend the high-grade mineralized oxide zone identified at the Bowl Zone in 2018 and to expand the mineralized footprint to the north toward the Stallion Zone. Two of the 14 holes drilled at the Bowl Zone did not intersect their target depth due to poor ground conditions.

In 2024, Orla Mining drilled a single RC hole at the Bowl Zone, to a depth of 750 ft (229 m). The drilling was conducted to gain deeper understanding into the geology, level of oxidation, and mineralization controls. Result highlights include an intersection of 65.5 m at 1.16 g/t Au, including 10.7 m at 2.60 g/t Au and 7.6 m at 2.13 g/t (Orla Mining, 2025).

Mineralization at the Bowl Zone is interpreted to be Eocene in age and is associated with a rhyolite intrusion that acted as the primary conduit for mineralizing fluids. The vertical rhyolite pipe served as the main pathway, with fluids migrating upward along its contact with surrounding sedimentary units before dispersing laterally and sub-horizontally, parallel to bedding planes. Mineralization is hosted within both the rhyolite intrusion and the adjacent sedimentary units. Potential open extensions to the northwest and southeast exist at Bowl Zone as possible targets for future drill testing.

Select significant results of Contact Gold’s and Orla’s drilling at the Bowl Zone are presented in Table 10-11. A plan map and cross sections of the Bowl Zone are illustrated in Figure 10-5 and Figure 10-6.

Table 10-11: Select significant assay results from 2017-2024 drilling at Bowl Zone, Pony Creek. Cutoff grade 0.50 g/t Au.

Hole Number	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
BW24-01	Bowl	370	410	40	112.78	124.97	12.19	2.41
Including	Bowl	390	410	20	118.87	124.97	6.10	2.82
BW24-01	Bowl	445	475	30	135.64	144.78	9.14	1.96
BW24-01	Bowl	495	510	15	150.88	155.45	4.57	1.66
PCR19-08	Bowl	440	465	25	134.11	141.73	7.62	1.94
PCR19-04	Bowl	215	230	15	65.53	70.10	4.57	1.46
PCR19-04	Bowl	265	285	20	80.77	86.87	6.10	1.97
PCR19-04	Bowl	435	455	20	132.59	138.68	6.10	1.75
PCR19-03	Bowl	290	305	15	88.39	92.96	4.57	1.87
PCR19-02	Bowl	270	285	15	82.30	86.87	4.57	1.64
PCR18-31	Bowl	325	340	15	99.06	103.63	4.57	1.77
PCR18-04	Bowl	225	245	20	68.58	74.68	6.10	4.01
PCR18-04	Bowl	375	400	25	114.30	121.92	7.62	2.47
Including	Bowl	380	395	15	115.82	120.40	4.57	2.90
PCR18-03	Bowl	150	165	15	45.72	50.29	4.57	1.26
PCR18-03	Bowl	285	330	45	86.87	100.58	13.72	2.46
Including	Bowl	305	320	15	92.96	97.54	4.57	4.44
PCR18-03	Bowl	345	440	95	105.16	134.11	28.96	2.79

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Hole Number	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
Including	Bowl	370	405	35	112.78	123.44	10.67	3.86
Including	Bowl	410	435	25	124.97	132.59	7.62	2.49
PCR18-01	Bowl	130	145	15	39.62	44.20	4.57	1.33
PCR18-01	Bowl	150	165	15	45.72	50.29	4.57	1.16
PC18-47	Bowl	205	220	15	62.48	67.06	4.57	1.53
PC18-33	Bowl	900	980	80	274.32	298.70	24.38	3.15
Including	Bowl	925	940	15	281.94	286.51	4.57	3.09
Including	Bowl	950	975	25	289.56	297.18	7.62	3.85
PC17-41	Bowl	155	170	15	47.24	51.82	4.57	1.27
PC17-40	Bowl	215	245	30	65.53	74.68	9.14	4.53
PCC17-24	Bowl	410	438	28	125.03	133.59	8.56	3.96
Including	Bowl	415	429	14	126.37	130.64	4.27	6.13
PCC17-24	Bowl	443	461	18	135.03	140.57	5.55	3.04
Including	Bowl	443	456	13	135.03	139.05	4.02	3.58
PC17-17	Bowl	730	745	15	222.50	227.08	4.57	2.20
PC17-14	Bowl	25	40	15	7.62	12.19	4.57	2.06
PC17-10	Bowl	365	420	55	111.25	128.02	16.76	6.59
Including	Bowl	365	415	50	111.25	126.49	15.24	7.14
PC17-09	Bowl	405	420	15	123.44	128.02	4.57	1.86
PC17-08	Bowl	645	660	15	196.60	201.17	4.57	1.80
PC17-07	Bowl	165	180	15	50.29	54.86	4.57	1.85
PC17-07	Bowl	235	265	30	71.63	80.77	9.14	1.72
PC17-07	Bowl	310	325	15	94.49	99.06	4.57	1.76
PC17-03	Bowl	220	235	15	67.06	71.63	4.57	1.48
PC17-03	Bowl	250	280	30	76.20	85.34	9.14	2.06
Including	Bowl	255	270	15	77.72	82.30	4.57	2.23
PC-100	Bowl	325	350	25	99.06	106.68	7.62	2.76
Including	Bowl	330	345	15	100.58	105.16	4.57	3.78
PC-098	Bowl	295	315	20	89.92	96.01	6.10	2.51
PC-092	Bowl	140	160	20	42.67	48.77	6.10	2.08
PC-092	Bowl	195	220	25	59.44	67.06	7.62	3.38
PC-07-21	Bowl	125	145	20	38.10	44.20	6.10	3.06
Including	Bowl	130	145	15	39.62	44.20	4.57	3.69
PC-07-20	Bowl	440	470	30	134.11	143.26	9.14	3.19
Including	Bowl	445	465	20	135.64	141.73	6.10	4.12
PC-07-20	Bowl	490	510	20	149.35	155.45	6.10	2.81
PC-07-19	Bowl	405	435	30	123.44	132.59	9.14	9.49
PC-07-19	Bowl	445	460	15	135.64	140.21	4.57	2.18
PC-07-16	Bowl	420	440	20	128.02	134.11	6.10	3.18
PC-07-16	Bowl	445	460	15	135.64	140.21	4.57	1.34
PC-07-16	Bowl	470	490	20	143.26	149.35	6.10	1.64
PC-07-16	Bowl	500	540	40	152.40	164.59	12.19	3.29
Including	Bowl	500	520	20	152.40	158.50	6.10	4.67
PC-065	Bowl	345	360	15	105.16	109.73	4.57	2.51
PC-064	Bowl	135	155	20	41.15	47.24	6.10	1.89

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Hole Number	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
PC-06-06	Bowl	345	360	15	105.16	109.73	4.57	1.82
PC-060	Bowl	105	120	15	32.00	36.58	4.57	1.11
PC-057	Bowl	175	195	20	53.34	59.44	6.10	1.47
PC05-02	Bowl	395	425	30	120.40	129.54	9.14	7.97
PC05-02	Bowl	460	480	20	140.21	146.30	6.10	1.65
PC-044	Bowl	220	240	20	67.06	73.15	6.10	2.22
PC-044	Bowl	255	275	20	77.72	83.82	6.10	1.70
PC-042	Bowl	155	170	15	47.24	51.82	4.57	1.69
PC-038	Bowl	145	170	25	44.20	51.82	7.62	3.95
PC-037	Bowl	165	245	80	50.29	74.68	24.38	2.76
Including	Bowl	165	200	35	50.29	60.96	10.67	4.23
PC-035	Bowl	370	390	20	112.78	118.87	6.10	5.42
PC-034	Bowl	390	405	15	118.87	123.44	4.57	6.61
PC-034	Bowl	420	435	15	128.02	132.59	4.57	2.58
PC-023	Bowl	395	410	15	120.40	124.97	4.57	3.61
PC-020	Bowl	405	485	80	123.44	147.83	24.38	7.47
Including	Bowl	410	470	60	124.97	143.26	18.29	9.29
PC-020	Bowl	500	515	15	152.40	156.97	4.57	1.49
PC-011	Bowl	275	290	15	83.82	88.39	4.57	3.66
NPC-1	Bowl	110	130	20	33.53	39.62	6.10	2.93

*Note: Intervals represent core length. True width can vary from 50% up to 100% of core length depending upon drill hole intersection angles.

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Figure 10-5: Plan map showing drillhole traces and gold assay results at Bowl Zone.

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Form 43-101F1 Technical Report

ORLA MINING
Pony Creek
Bowl
Legend
Au (ppm)
< 0.2
0.2 to 0.5
0.5 to 1.0
>= 1.0
Collars
2024 Collars
2017-2019 Collars
Historical Collars
Drillhole Trace
Wireframes
DTM
2025 Estimation
Domains
2025 MRE Pit Outline
Lithology
Sandstone
Conglomerate
Siltstone-Limestone
Rhyolite
Siltstone
Limestone
Section Window: 200 ft
Looking North
0
800ft
Plot Date: May-2025
APEX GEOSCIENCE
Section Window
14,655,500ft N
14,655,250ft N
14,655,000ft N
W
E
7,000ft
6,500ft
6,000ft
PC-061
PC-062
PCR19-01
PCR18-01
PCR19-06
BW24-01
PC-096
PC18-34
PCR19-02
PCR19-03
PC18-33
PC-095
PC17-30
PCR19-07
PC18-35
PC-07-18
PCR18-06
PC-030
PC-06-09
PC-06-07
PC-07-17
PCK02-03
PC-067
PC-060
PC-100
PC-064
PC-098
PC-043
PC-055
PC-094
PC-091
PC-034
PC-023
PC-033
PCD-01
PC17-17
PC17-07
PCR18-13
PCR18-33

Figure 10-6: Cross section of Bowl Zone looking north.

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10.8.3.2	Stallion-Bowl Trend and Stallion Zone

Thirty-nine drillholes, totalling 22,500 ft (6,858 m) along the Stallion-Bowl Trend have been completed by the Issuer from 2018 to 2024 and is inclusive of drillholes in the Stallion Zone. The Stallion-Bowl Trend is a ~1.55 mi (~2.5 km) long target area located between the Stallion and Bowl Zones, striking slightly to the northwest. The Stallion Zone was formerly known by Contact Gold as the West Target and encompasses the northern-most portion of the Stallion-Bowl Trend.

The Stallion-Bowl Trend was initially identified by Contact Gold in 2017 based on a 1.24 mi (2-km) trend of north-south structurally controlled gravity and CSAMT geophysical anomalies and Au-in-soil anomalies cutting Penn-Perm Strathearn Formation clastic and carbonate rocks. Gold mineralization here is associated with a large silicified, north-striking rib of Penn-Perm aged calcareous conglomerate, interpreted by Spalding (2018) as the same host as the North Dark Star deposit. A north and northwest striking structural zone is west of and runs parallel to Stallion-Bowl Trend (and east of Pony Spur Zone) through the length of the Pony Creek area of the Property.

In 2018, Contact Gold completed 22 drillholes, totalling 13,265 ft (4,043 m) at the Stallion Zone and Stallion-Bowl Trend. Shallow oxide gold mineralization was intersected with discovery RC drillhole PC18-18 returning 0.42 g/t Au over 110 ft (33.53 m) length from 15 ft (4.57 m) depth.

In 2019, Contact Gold was unable to build any new roads and was only able to drill 6 additional holes, totalling 2,415 ft (736 m) at the Stallion Zone. Low-grade gold mineralization was intersected in all 6 drillholes and the 2019 drill program extended oxide gold mineralization 164 ft (50 m) to the north (Hibdon, 2019b).

In 2024, Orla Mining completed 6 RC drillholes at Stallion Zone for a total depth of 3,400 ft (1,036 m) and 5 RC drillholes to test the Stallion-Bowl Trend for a total depth of 3,420 ft (1,042 m). In the north at the Stallion Zone, shallow low grade oxide gold mineralization was intersected in 3 of the 6 drillholes, and drillhole ST24-03 returned results of 0.19 g/t Au (Ox) over an interval of 47.2 m from 9.14 m to 56.39 m drillhole length (Orla Mining, 2025).

Testing of the Stallion-Bowl Trend was designed to assess the southern extent of mineralization towards Bowl and to bridge the gap between the central area of the Stallion-Bowl Trend and the northern Stallion Zone. This resulted in 4 of the 5 drillholes reported to have intersected low grade oxide mineralization at depths above 100 m (Orla Mining, 2025). Drillhole ST24-10 returned 0.28 g/t Au (ox) over an interval of 25.9 m from 16.76 m to 42.67 m drillhole length (Orla Mining, 2025).

As presently defined by drilling, mineralization along the Stallion-Bowl Trend has been intersected over a north-south strike length of approximately 1.55 mi (2.5 km), with maximum east-west extents of approximately 2,297 ft (700 m).

Select significant assay results of 2017 to 2024 drilling at the Stallion Zone and Stallion-Bowl Trend are listed in Table 10-12. A plan map and cross section of the Stallion Zone are illustrated in Figure 10-7 and Figure 10-8. A plan map and cross section of the Stallion-Bowl Trend are illustrated in Figure 10-9 and Figure 10-10.

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Table 10-12: Select significant assay results from 2017-2024 drilling at Stallion Zone and Stallion-Bowl Trend, Pony Creek. Cutoff grade 0.50 g/t Au.

Hole ID	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
PC18-38	Stallion	40	45	5	12.19	13.72	1.52	0.55
PC18-40	Stallion	25	45	20	7.62	13.72	6.1	0.7
PC18-41	Stallion	280	285	5	85.34	86.87	1.52	0.92
PC18-41	Stallion	310	315	5	94.49	96.01	1.52	0.53
PC18-49	Stallion	40	45	5	12.19	13.72	1.52	0.69
PC18-49	Stallion	175	185	10	53.34	56.39	3.05	0.59
PC18-51	Stallion	55	60	5	16.76	18.29	1.52	0.6
PC18-51	Stallion	65	90	25	19.81	27.43	7.62	0.66
PC18-51	Stallion	95	100	5	28.96	30.48	1.52	0.53
PC18-51	Stallion	260	265	5	79.25	80.77	1.52	0.71
PC18-51	Stallion	270	280	10	82.30	85.34	3.05	0.53
PC19-20	Stallion	160	165	5	48.77	50.29	1.52	0.52
PC19-21	Stallion	40	45	5	12.19	13.72	1.52	0.65
PC19-23	Stallion	5	10	5	1.52	3.05	1.52	0.78
PC19-23	Stallion	65	75	10	19.81	22.86	3.05	0.66
PC19-23	Stallion	160	165	5	48.77	50.29	1.52	0.57
PC19-24	Stallion	35	45	10	10.67	13.72	3.05	0.69
PC19-24	Stallion	65	75	10	19.81	22.86	3.05	0.73
PC19-24	Stallion	135	145	10	41.15	44.20	3.05	0.93
Including	Stallion	135	140	5	41.15	42.67	1.52	1.25
PC19-25	Stallion	115	145	30	35.05	44.20	9.14	0.68
PCR18-17	Stallion	360	365	5	109.73	111.25	1.52	0.68
PCR18-18	Stallion	50	80	30	15.24	24.38	9.14	0.86
Including	Stallion	55	65	10	16.76	19.81	3.05	1.29
PCR18-21	Stallion	40	45	5	12.19	13.72	1.52	0.72
PCR18-22	Stallion	70	75	5	21.34	22.86	1.52	3.22
PCR18-22	Stallion	95	100	5	28.96	30.48	1.52	0.75
PCR18-23	Stallion	70	75	5	21.34	22.86	1.52	0.62
PCR18-23	Stallion	235	240	5	71.63	73.15	1.52	0.91
PCR18-24	Stallion	40	55	15	12.19	16.76	4.57	0.58
ST24-10	Stallion Bowl	65	70	5	19.81	21.34	1.52	0.67
ST24-10	Stallion Bowl	100	105	5	30.48	32.00	1.52	0.93
ST24-11	Stallion Bowl	295	305	10	89.92	92.96	3.05	0.98
ST24-11	Stallion Bowl	315	325	10	96.01	99.06	3.05	1.04
Including	Stallion Bowl	315	320	5	96.01	97.54	1.52	1.2

*Note: Intervals represent core length. True width can vary from 50% up to 100% of core length depending upon drill hole intersection angles.

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Figure 10-7: Plan map showing drillhole traces and gold assay results at Stallion Zone.

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Form 43-101F1 Technical Report

ORLA MINING
Pony Creek
Stallion
Legend
Au (ppm)
< 0.2
0.2 to 0.5
0.5 to 1.0
>= 1.0
Collars
2024 Collars
2017-2019 Collars
Historical Collars
Drillhole Trace
Wireframes
DTM
2025 Estimation Domains
2025 MRE Pit Outline
Lithology
Sandstone
Conglomerate
Siltstone-Limestone
Rhyolite
Siltstone
Limestone
Section Window: 200 ft
Looking North
0
800ft
Plot Date: May-2025
APEX GEOSCIENCE
1,922,000ft E
1,922,500ft E
1,923,000ft E
14,665,000ft N
Section Window
6930
7030
7130
ST24-06
PC19-24
PC19-25
PC18-51
PC19-23
W
E
7,000ft
6,500ft

Figure 10-8: Cross section of Stallion Zone looking north.

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Figure 10-9: Plan map showing drillhole traces and gold assay results across Stallion-Bowl Trend.

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ORLA MINING
Pony Creek
Stallion-Bowl Trend
Legend
Au (ppm)
< 0.2
0.2 to 0.5
0.5 to 1.0
>= 1.0
Collars
2024 Collars
2017-2019 Collars
Historical Collars
Drillhole Trace
Wireframes
DTM
2025 Estimation Domains
2025 MRE Pit Outline
Lithology
Sandstone
Conglomerate
Siltstone-Limestone
Rhyolite
Siltstone
Limestone
Section Window: 200 ft
Looking North
0
800ft
Plot Date: May-2025
APEX GEOSCIENCE
BPC-4
1,923,000ft E
1,924,000ft E
7630
7530
7430
Section Window
PC18-42
ST24-11
14,661,000ft N
W
E
7,500ft
7,000ft

Figure 10-10: Cross section of the Stallion-Bowl Trend looking north.

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10.8.3.3	Appaloosa and Mustang Zones

From 2017 to 2024, a total of 23 drillholes, totalling 16,415 ft (5,003 m), have been completed at the Appaloosa Zone by the Issuer. The Appaloosa Zone is situated approximately 0.75 mi (1.2 km) northeast of the Bowl Zone and trends north along the eastern flank of the Pony Creek area of the Property. The Appaloosa Zone was formerly known by Contact Gold as the North Zone.

In 2017, Contact Gold drilled 11 RC holes, totalling 8,145 ft (2,483 m) at the Appaloosa Zone. The 2017 drillholes were designed as offsets of historical mineralized holes, particularly Westmont’s drillholes PC-129, PC-111 and PC-120. Contact Gold’s 2017 drill program encountered significant near surface oxidized and partially oxidized gold mineralization over a 0.6 mi (1 km) strike length.

In 2019, Contact Gold drilled 5 RC holes, totalling 3,130 ft (954 m) at the Appaloosa Zone. Four of the drillholes were designed as offsets to target the extension of two historical high-grade gold intercepts: 125 ft (38.1 m) of 0.91 g/t (0.027 opt) Au in drillhole PC-06-03 and 120 ft (36.5 m) of 0.92 g/t (0.027 opt) Au in drillhole 95-08 (Hibdon, 2019a). The 2019 drill program extended gold mineralization to the north and south of known mineralization intersected in historical drilling with a near surface oxide gold corridor extending over 1 mi (1.6 km) in length (Hibdon, 2019a). Drillhole PC19-19 was lost above target depth due to poor ground conditions.

In 2024, Orla Mining completed 6 RC drillholes at Appaloosa Zone for a total depth of 4,245 ft (1,293 m). These drillholes, in part, were a continuation of the 2019 testing ideology and were westward step outs of historical mineralization in drillholes PC-121 (1.92 g/t over 45 ft) and PC-128 (1.64 g/t Au over 20 ft). Drillhole AP24-02 returned results of 0.25 g/t Au (Ox) over an interval of 18.3 m from 146.30 m to 164.59 m drillhole length (Orla Mining, 2025). Drillhole AP24-06 returned 0.71 g/t Au over 30 ft from 430 to 460 ft drillhole length. The 2024 drilling also contributed to the refinement of the rhyolite unit within the 3D geological model and improved the understanding of its relationship to mineralization.

Gold mineralization at Appaloosa Zone is interpreted to be a continuation of the sub-horizontal mineralization emplaced at the rhyolite-sedimentary rock contact that characterizes Bowl Zone.

The Mustang Zone is located directly north of the Appaloosa Zone and was initially delineated by anomalous gold-in-soil results. In 2024, Orla Mining drill-tested the gold-in-soil anomaly at the Mustang target with 3 RC drillholes that totalled 1,995 ft (608 m). Mineralization in the Mustang Zone appears to be largely confined to the conglomerate and sandstone units of the Moleen Formation and dips eastward along the contact of the conglomerate and sandstone units. A similar mineralization trend is observed in the northernmost portion of the Appaloosa Zone, suggesting a possible continuation of the same mineralized system

Select significant results of 2024 drilling at the Appaloosa and Mustang Zones are listed in Table 10-13. A plan map and cross section of the Appaloosa Zone and Mustang Zone are illustrated in Figure 10-11 to Figure 10-13.

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Table 10-13: Select significant assay results from 2017-2024 drilling at Appaloosa and Mustang Zones, Pony Creek. Cutoff grade 0.50 g/t Au.

Hole ID	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
AP24-02	Appaloosa	490	495	5	149.35	150.88	1.52	0.59
AP24-04	Appaloosa	495	505	10	150.88	153.92	3.05	1.59
Including	Appaloosa	495	500	5	150.88	152.40	1.52	2.41
AP24-04	Appaloosa	525	535	10	160.02	163.07	3.05	1.05
AP24-04	Appaloosa	625	630	5	190.50	192.02	1.52	0.52
AP24-06	Appaloosa	430	440	10	131.06	134.11	3.05	0.93
Including	Appaloosa	430	435	5	131.06	132.59	1.52	1.11
AP24-06	Appaloosa	445	450	5	135.64	137.16	1.52	0.65
AP24-06	Appaloosa	455	460	5	138.68	140.21	1.52	1.19
PC17-20	Appaloosa	220	225	5	67.06	68.58	1.52	1.4
PC17-21	Appaloosa	110	115	5	33.53	35.05	1.52	0.84
PC17-21	Appaloosa	125	130	5	38.10	39.62	1.52	0.52
PC17-21	Appaloosa	140	145	5	42.67	44.20	1.52	0.6
PC17-21	Appaloosa	155	165	10	47.24	50.29	3.05	0.89
PC17-25	Appaloosa	275	285	10	83.82	86.87	3.05	0.6
PC17-26	Appaloosa	90	95	5	27.43	28.96	1.52	0.61
PC17-43	Appaloosa	25	35	10	7.62	10.67	3.05	0.58
PCR19-16	Appaloosa	295	305	10	89.92	92.96	3.05	2.19
PCR19-16	Appaloosa	420	425	5	128.02	129.54	1.52	0.51
PCR19-17	Appaloosa	285	300	15	86.87	91.44	4.57	1.21
Including	Appaloosa	290	295	5	88.39	89.92	1.52	2.5
PCR19-17	Appaloosa	360	365	5	109.73	111.25	1.52	0.6
PCR19-17	Appaloosa	390	395	5	118.87	120.40	1.52	0.5
MU24-03	Mustang	225	230	5	68.58	70.10	1.52	0.58

*Note: Intervals represent core length. True width can vary from 50% up to 100% of core length depending upon drill hole intersection angles.

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South Carlin Complex, Pony Creek
Mustang & Appaloosa Zones
Orla Drillhole Locations & Au Assays
N
Mustang
Appaloosa
MU24-02
MU24-03
MU24-01
PC19-19
PC17-25
PC17-22
PC17-23
PC17-26
PC17-21
PC17-20
PC17-34
PC17-35
AP24-02
AP24-05
PCR19-16
PCR19-15
PC17-33
AP24-06
PC17-32
AP24-04
PC17-43
PCR19-18
PCR19-17
AP24-01
AP24-03
14,665,000Y
14,662,500Y
14,660,000Y
1,925,000X
1,927,500X
Drill Assays
Au (g/t)
0.10 – 0.50
0.50 – 1.00
>1.00
Collars
2024
2017-2019
Historical
500
0
500
1000
1500 ft
ORLA MINING

Figure 10-11: Plan map showing drillhole traces and gold assay results at Appaloosa and Mustang Zones.

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ORLA MINING
Pony Creek
Appaloosa
Legend
Au (ppm)
< 0.2
0.2 to 0.5
0.5 to 1.0
>= 1.0
Collars
2024 Collars
2017-2019 Collars
Historical Collars
Drillhole Trace
Wireframes
DTM
2025 Estimation
Domains
2025 MRE Pit Outline
Lithology
Sandstone
Conglomerate
Siltstone-Limestone
Rhyolite
Siltstone
Limestone
Section Window: 600 ft
Looking North
0
800ft
Plot Date: May-2025
APEX GEOSCIENCE
Section Window
PC17-33
PC-120
PC-111
PC-112
AP24-05
AP24-06
PC-128
PC-121
PCR19-16
PCR19-15
94PC-01
95-07
PC-122
PC-06-09
AP24-02
AP24-04
PC17-32
95-08
PC17-43
W
E
7,000ft
6,500ft
PC-112
PC-128
AP24-06
AP24-02
AP24-05
PCR19-16
PCR19-15
PC-120
95-07
94PC-01
PC17-33
PC-122

Figure 10-12: Cross section of Appaloosa Zone looking north.

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ORLA MINING
Pony Creek
Mustang
Legend
Au (ppm)
< 0.2
0.2 to 0.5
0.5 to 1.0
>= 1.0
Collars
2024 Collars
2017-2019 Collars
Historical Collars
Drillhole Trace
Wireframes
DTM
2025 Estimation
Domains
2025 MRE Pit Outline
Lithology
Sandstone
Conglomerate
Siltstone-Limestone
Rhyolite
Siltstone
Limestone
Section Window: 200 ft
Looking North
0
800ft
Plot Date: May-2025
APEX GEOSCIENCE
Section Window
14,665,500ft N
14,665,250ft N
1,927,000ft
PC17-22
PC17-23
PC17-25
PC17-26
PC17-20
W
E
7,000ft
6,500ft
PC-129
PC17-21

Figure 10-13: Cross section of Mustang Zone looking north.

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10.8.3.4	Pony Spur Zone

Contact Gold acquired the Pony Spur target as part of a land expansion of the Pony Creek Property in 2017. The Pony Spur target is located 1.2 mi (2 km) northwest of the Bowl Zone and 0.6 mi (1 km) to the west of the Stallion-Bowl Trend.

In 2018, Contact Gold completed 3 RC drillholes (PC18-25 to 27), totalling 1,430.5 ft (436 m) at Pony Spur. The three holes were collared within 10 m of each other: PC18-25 was oriented at 80° azimuth and -45° inclination, PC18-26 was drilled vertically and PC18-27 was oriented at 280° azimuth and -45° inclination (Figure 10-13). All three drillholes intersected low-grade gold mineralization with mineralization occurring at the contact of the Devil’s Gate Formation with the Webb Formation. Two of the three intercepts were well oxidized with good gold recoveries in cyanide assays. Select significant results at the Pony Spur target are listed in Table 10-14.

Mineralization at the Pony Spur Zone is characterized by sub-horizontal "pancake-like" bodies in the western portion of the zone. Toward the east, these horizons begin to dip moderately eastward, broadly following the trend of the contact between the Devil’s Gate and Webb formations. A plan map and schematic cross section of Pony Spur are illustrated in Figure 10-14 and Figure 10-15, respectively.

Table 10-14: Select significant assay results from 2017-2024 drilling at Pony Spur Zone, Pony Creek. Cutoff grade 0.30 g/t Au.

Hole ID	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
PCR18-26	Pony Spur	235	240	5	71.63	73.15	1.52	0.40
PCR18-26	Pony Spur	290	300	10	88.39	91.44	3.05	0.37
PCR18-27	Pony Spur	190	200	10	57.91	60.96	3.05	0.41
PS24-01	Pony Spur	95	105	10	28.96	32.00	3.05	0.39
PS24-01	Pony Spur	115	125	10	35.05	38.10	3.05	0.33

*Note: Intervals represent core length. True width can vary from 50% up to 100% of core length depending upon drill hole intersection angles.

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South Carlin Complex, Pony Creek
Pony Spur Zone
Orla Drillhole Locations & Au Assays
Pony Spur
PS24-04
PS24-03
PCR18-27
PCR18-25
PCR18-26
PS24-01
PS24-02
14,662,000Y
14,661,000Y
14,660,000Y
14,659,000Y
1,919,000X
1,920,000X
1,921,000X
N
Drill Assays
Au (g/t)
0.10 – 0.50
0.50 – 1.00
>1.00
Collars
2024
2017-2019
Historical
ORLA MINING
200 0 200 400 600 ft

Figure 10-14: Plan map showing drillhole traces and gold assay results at Pony Spur.

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ORLA MINING
Pony Creek
Pony Spur
Legend
Au (ppm)
< 0.2
0.2 to 0.5
0.5 to 1.0
>= 1.0
Collars
2024 Collars
2017-2019 Collars
Historical Collars
Drillhole Trace
Wireframes
DTM
2025 Estimation Domains
2025 MRE Pit Outline
Lithology
Sandstone
Conglomerate
Siltstone-Limestone
Rhyolite
Siltstone
Limestone
Section Window: 200 ft
Looking North
0
800ft
Plot Date: May-2025
APEX GEOSCIENCE
Section Window
1,918,000ft E
1,919,000ft E
14,661,500ft N
14,661,250ft N
HC-10-88
HC-14-88
KS-13-87
PS24-01
PCR18-27
PCR18-26
PCR18-25
HC-23-89
HC-15-88
HC-12-88
HC-09-88
W
E
6,500ft
6,000ft

Figure 10-15: Cross section of Pony Spur Zone looking north.

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10.8.3.5	Elliot Dome and Robinson Exploration Zones

The Elliot Dome exploration target is located immediately east of Jasperoid Wash, and the Robinson target is located approximately 1.2 mi (2 km) southeast of Jasperoid Wash. In 2024, Orla Mining completed RC drill programs at both Elliot Dome and Robinson to test gold-in-soil anomalies identified by Contact Gold’s 2017-2018 soil sampling programs. A total of 9 RC drillholes were completed at Robinson totalling 6,630 ft (2,021 m), and a total of 4 RC drillholes were completed at Elliot Dome totalling 3,225 ft (983 m).

Select significant assay results for the Elliot Dome and Robinson targets areas is presented below in Table 10-15. A plan map of drillholes completed at Elliot Dome and Robinson is presented in Figure 10-16.

Table 10-15: Select significant assay results from 2024 drilling at Elliot Dome and Robinson exploration zones, Pony Creek. Cutoff grade 0.30 g/t Au.

Hole ID	Zone	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Au (g/t)
RBN24-06	Robinson	125	130	5	38.10	39.62	1.52	0.30
RBN24-06	Robinson	140	145	5	42.67	44.20	1.52	0.32
RBN24-05	Robinson	85	90	5	25.91	27.43	1.52	0.51
RBN24-05	Robinson	95	110	15	28.96	33.53	4.57	0.62
Including	Robinson	95	100	5	28.96	30.48	1.52	1.06
RBN24-05	Robinson	155	160	5	47.24	48.77	1.52	0.47
RBN24-05	Robinson	180	185	5	54.86	56.39	1.52	0.38

*Note: Intervals represent core length. True width can vary from 50% up to 100% of core length depending upon drill hole intersection angles.

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Figure 10-16: Plan map showing drillhole traces and gold assay results at Elliot Dome and Robinson Exploration Zones.

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10.9	Drill-Hole Collar Surveys

10.9.1	Historical Collar Surveys

Mr. Lindholm has no information on the methods used to survey the locations of the historical drill collar locations in the North Railroad property. APEX stated that collar locations were rectified to a satellite orthophoto with one-meter contours (Dufresne and Nicholls, 2017b). Elevations for all the remaining holes were adjusted to a topographic surface created from the orthophoto.

Mr. Lindholm has no information on the methods used to survey the locations of the historical drill collar locations in the South Railroad property. Coordinates for historical drill holes at the Pinion, Dark Star, and Jasperoid Wash deposits were obtained from old records, resurveying in the field, and taken from historical maps. Much work was done by Gold Standard and APEX to resolve collar location issues. However, a few holes with contradictory or improbable geology and assay data were eliminated from use in modeling and estimation.

10.9.2	Gold Standard Collar Surveys

After the holes drilled from 2010 to 2024 by Gold Standard and Orla were abandoned, the collars were marked by wooden or metal lath with the hole name on a wire and aluminum or bronze tag embedded in the cement collar plug. Apex Surveying, LLC, of Spring Creek, Nevada or Advanced Surveying and Professional Services of Fallon, Nevada then professionally surveyed the drill collars at the Pinion, Dark Star, Jasperoid Wash and North Bullion deposits, as well as in outside exploration areas, using a Trimble Differential Global Positioning System (GPS).

Where possible, the locations of historical drill collars were also surveyed. During Apex Surveying’s site visits, some historical and older Gold Standard drill collars were located using a hand-held GPS in order to check the collar coordinates. Although historical holes were commonly unmarked in the field, some drill collars were ascertained using knowledge of drill-rig configurations on probable drill roads and pads, which were found to be consistent with historically recorded location information.

The most significant issue noted for historical drill locations are collar elevations which are well above or below topography. Once accurate real-world coordinates were obtained for the historical collars, elevations were adjusted by projecting the collars to a digital topographic surface that was generated by Pacific Geomatics from ortho-rectified satellite imagery with ~1 m elevation and horizontal resolution.

All of Contact Gold’s 2017 to 2019 Pony Creek drill collars were surveyed in the field using a high accuracy Trimble GEOXH 6000 handheld GPS unit, with a stated post processing accuracy of 3.9 to 19.7 inches (10 to 50 cm). Contact Gold employees were trained in proper usage of the Trimble GPS and data processing by Elevation Technical Services in Ely, NV.

10.10	Down-Hole Surveys

10.10.1	Historical Down-Hole Surveys, North and South Railroad Properties

APEX reported that most of the deeper historical drill holes in the South Railroad property were down-hole surveyed (Dufresne and Nicholls, 2017b). Survey equipment used is unknown. During 1999, at least a portion of the Kinross drill holes in various areas of the property were surveyed down-hole by Silver State Surveys of Elko, Nevada (Jones et al., 1999), but the type of instrument and methods and procedures are not known.

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10.10.2	Gold Standard, Contact Gold and Orla Down-Hole Surveys, North and South Railroad Properties

Gold Standard and Orla contracted International Directional Services (IDS), which used Stockholm Precision Tools with a continuous-read, north-seeking gyro down-hole surveying tool known as a Memory North Seeking Gyroscopic Inclinometer. IDS has also measured down-hole orientations using an Axis Champ Navigator, supplied by Axis Mine Tech. In 2017, Gold Standard contracted Minex, which used a MEMS continuous-read, north-seeking gyro down-hole surveying tool. All holes longer than ~300 ft were down-hole surveyed.

For Contact Gold’s 2017 drill program, IDS of Elko, NV, completed downhole surveys on all drillholes using a REFLEX north-seeking gyro down-hole surveying tool. Single shot REFLEX surveys were taken on the core holes as a check to the IDS gyro surveys, and they compared very well. For the 2018-2019 drill programs, a north seeking gyro was rented from REFLEX and the Major drillers were trained on proper usage at the start of the program. Survey data was collected every 50 ft (15.2 m). IDS conducted check surveys on two of the holes, which showed nearly identical results for downhole deviation to the REFLEX gyro surveys.

10.11	Summary Statement

For the Pinion, Dark Star, Jasperoid Wash, and North Bullion resources, Mr. Lindholm believes that Gold Standard’s and Orla’s drilling, sampling, and logging methods and procedures provided samples that are representative and of sufficient quality for use in mineral resource estimations. Less information is known regarding drilling and sampling procedures for historical drilling. Consequently, Mr. Lindholm downgraded classification to Inferred for block grades that were estimated predominantly using data from historical drilling (Section 14). Mr. Lindholm is aware of sampling or recovery factors that impact the reliability of the samples for use in a mineral resource estimate, and has removed suspect assays from use in estimation (Section 14).

Mr. Dufresne has reviewed the available geological, geochemical, and drillhole data pertaining to the Pony Creek area of the Property, including collar surveys, downhole surveys, assay results, and geology logs and determined they are appropriate for the purpose of supporting geological interpretations and mineral resource estimation.

Verification of sampling, assay quality control procedures, and data management systems indicates that the data are sufficiently reliable and of adequate quality for use in this Technical Report. Mr. Dufresne is of the opinion that the available data is adequate to support the geological interpretations, mineralization modelling, and the classification of the Pony Creek Mineral Resource Estimate presented herein.

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11	Sample Preparation, Analyses and Security

The information presented in Section 11 is derived by RESPEC and APEX from Dufresne et al., 2017, Dufresne and Nicholls (2017b), data received directly from Gold Standard, Ibrado et al. (2020), Sletten et al. (2022), and other sources, as cited. Mr. Lindholm and Mr. Dufresne have reviewed this information and believe this summary accurately represents the methods, procedures and analyses used for the exploration and drilling samples on which the estimated mineral resources presented in Section 14 of this Technical Report are based.

Documentation of the methods and procedures used for historical surface and drilling sample collection, preparation, analyses, and sample security at the North and South Railroad properties is incomplete and in many cases is not available. RESPEC recommends that Orla compile and evaluate the information contained in records that are available.

Methods and procedures used for the security, preparation, and analysis of surface samples collected by historical operators and Gold Standard at the Dark Star, Pinion, Jasperoid Wash, and North Bullion deposits have not been evaluated for this Technical Report because the results have not been used in the estimation of the mineral resources presented in Section 14. While useful for identifying drilling targets and planning exploration drilling, the results and representativity of the Gold Standard surface sampling are not of material importance to the interpretations and conclusions of this Technical Report. The reader is referred to Koehler et al. (2014), Dufresne et al. (2014; 2015; 2017) and references cited in those reports for information on Gold Standard’s soil- and rock-sample collection, security, preparation, and analyses.

Additional confirmation of the project data’s reliability is based on Mr. Lindholm’s and Mr. Dufresne’s evaluations of the Dark Star, Pinion, Jasperoid Wash, North Bullion, and Pony Creek exploration and drilling quality control and quality assurance (QA/QC) procedures and results, as described below in Sections 11.3.2, 11.5, and 11.6, and in general working with the data. No separate evaluations of QA/QC procedures and results were done on data from drilling outside the mineral resource areas.

11.1	Sample Preparation, Analyses, and Security - Historical Operators

11.1.1	Drilling Samples - South Railroad Property

AMOCO and Cyprus’ drilling samples from the Pinion area in 1980 and 1981 were mainly analyzed at Barringer Resources, Inc. (Barringer) in Sparks, Nevada (NV). Gold and silver were determined by fire-assay fusion of 30 g aliquots. Some samples were also analyzed for arsenic and mercury, but no other information is available. In 1980, some of AMOCO’s samples were analyzed for silver and gold at Monitor, but the methods of analysis are not available. Barringer and Monitor were independent of AMOCO and Cyprus. RESPEC is not aware of any certifications that may have been held by these laboratories at that time.

In 1981, Newmont’s drilling samples from the Irene area were analyzed at Monitor in Elko. Gold and silver were determined by fire-assay fusion, but RESPEC has no other information on the methods and procedures used. Newmont’s 1982 drilling samples from the Pinion area were analyzed at Skyline Labs Inc. (Skyline), in Tucson, Arizona (AZ). Gold was determined by fire-assay fusion, but no other information is available. Skyline and Monitor were independent of Newmont, but RESPEC is not aware of any certifications that may have been held by these laboratories at that time.

Santa Fe’s samples from their 1985 drilling in the Pinion area were analyzed by Monitor in Elko. Gold was determined by fire-assay fusion of 30 g aliquots, but no other information is available. Monitor was independent of Santa Fe, but RESPEC is not aware of any certifications that may have been held by Monitor at that time.

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Samples from Teck Resource’s drilling in the Pinion area in 1987 and 1989 were analyzed by Chemex in Sparks, NV. Gold was determined by fire-assay fusion with an Atomic Absorption (AA) finish. Some samples were analyzed for silver using AA after an aqua regia digestion. In 1988, Teck’s samples from Pinion were analyzed at American Assay Laboratories (AAL) in Sparks. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Silver was determined by AA following aqua regia digestion. Some samples were analyzed for gold by fire-assay fusion of 60 g aliquots. Chemex and AAL were independent of Teck, but RESPEC is not aware of certifications held by these laboratories at that time.

Newmont’s 1987 and 1988 drilling samples from the Pinion area, and some of their 1989 Pinion samples, were analyzed at Geochemical Services, Inc. (GSI). RESPEC is not aware of the location(s) of the GSI laboratory. Gold was determined by fire-assay fusion of 30 g aliquots with both gravimetric and AA finish. Samples were also analyzed for silver, arsenic and antimony by ICP. In 1989, Newmont also sent drilling samples from the Pinion area to be analyzed at Bondar-Clegg in Sparks. Following crushing, a subsample was pulverized to -150 mesh. Gold was determined by fire-assay fusion of 30 g aliquots with and AA finish. Silver, arsenic, antimony, molybdenum, and thallium were analyzed by direct-current plasma emission (DCP) and mercury was determined by cold-vapor AA (CVAA). Bondar-Clegg and GSI were independent of Newmont, but RESPEC is not aware of certifications held by these laboratories at that time.

In 1989, Westmont’s drilling samples from the Pinion area were analyzed at Universal in Elko, NV. Gold and silver were analyzed by fire-assay fusion, but RESPEC has no further information on the methods and procedures used. Westmont’s 1991 and 1992 drill samples from the JR Buttes, Jasperoid Wash, and Black Rock (historical target located 4.8 km southwest of the Dark Star deposit) areas were analyzed by Cone in Lakewood, Colorado. Gold was determined by fire-assay fusion of 30 g aliquots with a gravimetric finish. Silver, arsenic, antimony, and mercury were determined by AA. Universal and Cone were independent of Westmont, but RESPEC is not aware of certifications held by these laboratories at that time.

Crown Resources’ samples from their 1991 drilling at Pinion, Dixie, and Dark Star were in part analyzed for gold at AAL in Sparks using fire-assay fusion of 30 g aliquots. Arsenic and antimony were also analyzed, but RESPEC has no information on the methods and procedures used. Some of the samples from Crown’s drilling at Dark Star in 1991 were analyzed at Activation Laboratories Ltd (ActLabs). Composited pulps from prior assays were analyzed for gold, silver and 34 other elements. RESPEC is not aware of the location of the ActLabs laboratory or the methods and procedures used for the analyses. Samples from Crown’s drilling at the Dark Star and Pinion areas in 1993 were analyzed for gold at AAL in Sparks using fire-assay fusion of 30 g aliquots. AAL and ActLabs were independent of Crown, but RESPEC is not aware of certifications held by these laboratories at that time.

In 1995, samples from the Cyprus drilling in the Pinion area were analyzed at Chemex in Sparks. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some 5 ft (1.5 m) samples and composited pulps of up to 50 ft (15.24 m) lengths were analyzed for silver, arsenic, antimony, mercury, and barium by AA following digestion in aqua regia. Chemex was independent of Cyprus, but RESPEC is not aware of certifications held by Chemex at that time.

RSM’s 1996 drill samples from the Pinion area were analyzed at Chemex in Sparks. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Silver was determined by AA following digestion in aqua regia. In 2014, pulps from some of these 1996 RSM Pinion area samples were re-analyzed by ALS Minerals (ALS) in North Vancouver, British Columbia (BC). At ALS, gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Separate aliquots of 30 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion. Portions of remaining drill core from RSM’s 1996 drilling at Pinion were also analyzed at ALS in 2014. These samples were crushed in their entirety to 70% at less than 0.079 in (0.2 cm). The crushed samples were riffle-split to obtain 8 oz (~226 g) subsamples that were pulverized to 85% at less than 75 microns. Gold was determined by 30 g fire-assay fusion with an AA finish. Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion. Chemex was independent of RSM, but RESPEC is not aware of certifications held by Chemex at that time.

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In 1997, Mirandor’s drilling samples from the Pinion and Dark Star areas were analyzed at Intertek Testing Services (ITS) in North Vancouver, BC. At that time, ITS was a division of Bondar-Clegg. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were analyzed for gold by fire-assay fusion of 30 g aliquots with a gravimetric finish. Arsenic, antimony, and barium were determined in some of the samples by AA. Mercury was determined by CVAA. ITS and Bondar-Clegg were independent of Mirandor, but RESPEC is not aware of certifications held by ITS or Bondar-Clegg at that time.

Cameco’s 1997 drill samples from the Pinion and Dixie areas were analyzed at Chemex and AAL, both in Sparks. At both laboratories, gold was determined by fire-assay fusion of 30 g aliquots. At Chemex these fire assays were finished with AA. Copies of the AAL assay records do not indicate the type of finish. The samples assayed at AAL were also analyzed for silver and 29 major, minor and trace elements by ICP following aqua regia digestion of 0.5 g aliquots. In 1999, Cameco’s drill samples from the Pinion area were analyzed for gold at AAL by fire-assay fusion of 30 g aliquots. Chemex and AAL were independent of Cameco, but RESPEC is not aware of certifications held by Chemex or AAL at that time.

In 1998 and 1999, the Kinross drill samples from Dark Star and Pinion were analyzed at Chemex in Sparks. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Composited pulps representing 25 ft (7.62 m) drill intervals were analyzed for 34 major, minor and trace elements by ICP. Chemex was independent of Kinross, but RESPEC is not aware of certifications held by Chemex at that time.

RSM’s 2003 drill samples from the Pinion area were analyzed by ALS Chemex in North Vancouver, BC. The samples were prepared in the ALS Chemex laboratory in Elko, NV, where they were crushed in their entirety to 70% at less than 0.079 in (0.2 cm). The crushed samples were riffle-split to obtain 8 oz (~226 g) subsamples that were pulverized to 85% at less than 75 microns. Gold was determined by 30 g fire-assay fusion with an AA finish. In 2007, RSM’s drill samples from the Pinion area were also analyzed by ALS Chemex. RESPEC is not aware of how or where these samples were prepared, but silver plus 34 major, minor and trace elements were assayed by ICP following aqua regia digestion of 0.5 g aliquots. Pulps from the 2007 RSM drilling at Pinion were re-analyzed in 2014 at ALS in North Vancouver for gold by 30 g fire-assay fusion with an AA finish.

11.1.2	Drilling Samples - North Railroad Property

Historical drill logs and reports in the possession of Gold Standard have not been evaluated. RESPEC recommends that Gold Standard extract and compile information from available documents regarding logging methods, and where available, information on core diameters, RC-bit diameters, and sample splitting prior to shipment to the analytical laboratories.

Mr. Lindholm and Gold Standard are not aware of the methods and procedures used by American Selco, Placer Amex, El Paso, AMAX, Homestake, and NICOR for historical drill-sample collection, splitting, preparation, analyses, and sample security during drilling at Bald Mountain and North Bullion from 1969 through 1986.

Samples from the Westmont drilling in the North Bullion area in 1987 were analyzed for gold and silver by fire assay methods at Universal Laboratory, Inc. (Universal), in Elko, NV. It is not known if this laboratory was independent of Westmont, or if any certifications were held. Samples from Westmont’s drilling at North Bullion in 1990 and 1992 were analyzed at Cone Geochemical Inc. (Cone), in Lakewood, Colorado. Gold was determined by fire-assay fusion of 30 g aliquots. Cone was independent of Westmont, but RESPEC is not aware if any certifications were held by Cone at that time. RESPEC is not aware of sample security measures taken or the details of transport from the drill sites to the laboratories.

Samples from Ramrod’s drilling in the North Bullion area in 1994 were assayed at Cone and at Monitor Geochemical Laboratory Inc. (Monitor), in Elko, NV. At Cone, gold was determined by fire-assay fusion of 25 g and 1 g aliquots with an AA finish. At Monitor, Ramrod’s samples were analyzed for gold and silver by 30 g fire-assay fusion and some were analyzed by cyanide-leach with an AA finish. Some composited pulps representing 25 ft (7.62 m) lengths were analyzed for arsenic, antimony and mercury by unspecified method(s). Monitor and Cone were independent of Ramrod. It is not known if any certifications were held by these laboratories at the time. RESPEC is not aware of sample-security measures taken or the details of transport from the drill sites to the laboratories.

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In 1997, Mirandor’s drill samples from north of North Bullion and the Bald Mountain areas were analyzed by Interteck Testing Services, a division of Bondar-Clegg & Company Ltd. (Bondar-Clegg), in North Vancouver, BC. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were re-analyzed for gold by 30 g fire assay with a gravimetric finish. Silver was determined by AA and inductively-coupled plasma-emission spectrometry (ICP). Some samples were analyzed for copper, lead, zinc, molybdenum, arsenic, and antimony by AA, and for mercury by CVAA. Bondar-Clegg was independent of Mirandor. RESPEC is not aware if any certifications were held by Bondar-Clegg at that time. RESPEC is not aware of sample-security measures taken or the details of transport from the drill sites to the laboratory.

Samples from Kinross’ drilling in 1998 and 1999 at North Bullion and Bald Mountain were analyzed at Chemex Labs, Inc. (Chemex), in Sparks, NV. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were re-analyzed for gold by 30 g fire assay with a gravimetric finish. Composited pulps representing 25 ft (7.62 m) sample lengths were analyzed ICP for 35 minor, major, and trace elements, including silver. Chemex was independent of Kinross. RESPEC is not aware if any certifications were held by Chemex at that time. RESPEC is not aware of sample-security measures taken and the details of transport from the drill sites to the laboratory.

11.1.3	Pony Creek Property Exploration

11.1.3.1	Drilling Programs

A portion of the information presented in following sub-sections has been summarized by previous technical reports on the Property by Dufresne and Schoeman (2014), Gustin (2017), Spalding (2018), and Dufresne and Clarke (2022). This information has been reviewed and verified and is not relied upon by Mr. Dufresne.

Several extensive drill programs have been conducted on the South Railroad Property by previous operators including Newmont, NERCO, Westmont, Uranerz, Barrick, Nevada Contact Inc., Homestake, and Grandview from 1981 to 2007. A total of 208 historical holes were utilized in the estimation of the Pony Creek Mineral Resource Estimate discussed in Section 14. This included 117 holes completed on behalf of Newmont in 1981 to 1989, five holes completed on behalf of NERCO, 34 holes completed in the Westmont-Newmont Joint Venture in 1991 and 1992, 15 holes completed on behalf of Uranerz in 1994 and 1995, four holes completed on behalf of Barrick in 1998, five holes completed on behalf of Homestake in 2000, seven holes completed on behalf of Nevada Contact in 2002 and 21 holes completed on behalf of Grandview in 2006 and 2007.

Limited information is available regarding historical drill programs completed at Pony Creek in the South Railroad Property. The following information has been derived by Mr. Dufresne using previous technical reports on the Property by Gustin (2017) and Spalding (2018), and historical information and drill logs provided by the Issuer:

•	Very limited to no information is available concerning the drilling contractors, drill rig models and drilling methods used during the Newmont and NERCO drill programs from 1981 through 1989. The Newmont drill logs indicate O’Keefe as the drill contractor. Mr. Dufresne reviewed scans of original handwritten logs for Newmont’s RC drill programs conducted from 1982-1989. Log headers include drill types, hole number, hole size, casing depth, bearing, inclination, collar elevation, final depth and start and completion dates. In addition, the logs include fields for rock type, mineralization and alteration.
•	Drilling completed on behalf of the Westmont-Newmont Joint Venture in 1991 and 1992 was conducted by Hackworth Drilling of Elko, NV. In 1991, an Ingersoll-Rand PH600 truck-mounted RC drill was used and an MPD 1000 track-mounted drill was used. In 1992, a Schramm C650 track-mounted RC drill was used. No other information is available.

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•	Mr. Dufresne has been unable to obtain any information on the drilling contractors, drill rig types and drilling methods used during the Uranerz drilling in 1994 and 1995, or the drilling done by Barrick in July 1998. Mr. R.H. Russell, QP and author of the previous technical reports on the Pony Creek Property (Russell, 2004; 2006), observed the drilling and sampling practices of Barrick in 1998 and “found their practices did conform to industry standards” at the time. No further information is available.
•	Database files indicate that the Homestake RC drilling was completed in 2000 by Eklund Drilling of Elko, NV, using a track mounted MPD 1,500 drill rig. Mr. Dufresne reviewed original handwritten logs for drillholes completed by Homestake. The drill logs include fields for depth, geological unit, lithology, color, alteration, oxide, sulphide, oxidation-reduction and a column for gold assay (opt).
•	Drilling on behalf of Nevada Contact was completed using a track-mounted RC rig for most of their 2002 holes, with a truck-mounted TH-75 RC rig used for hole PCK02-06A. Mr. Dufresne reviewed summary logs for drill holes completed by Nevada Contact. The summary logs included sample intervals, lithology description and assays.
•	In 2006, Grandview’s HQ-diamond core drilling was completed by Boart Longyear. The remaining core from Grandview’s drill program was stored in the Waterton storage facility in Lovelock, NV, and has been recovered by Contact Gold. Mr. Dufresne has reviewed original handwritten logs from Grandview’s 2006-2007 drill programs. The logs include fields for depth, recovery, rock quality designation (RQD), lithology, alteration, mineralization, veining and a column for gold assay.

11.1.3.2	Sample Collection, Preparation and Security

Limited information is available from drill programs regarding dry versus wet RC drilling, potential RC contamination issues or how RC samples were collected and split. Most samples in the drillhole database were collected in 5 ft (1.5 m) down-hole sample lengths; however, in some drill holes long intervals were not sampled and analysed. In 1991, Westmont’s RC samples were collected at 5 ft (1.5 m) intervals and split with a Gilson splitter when dry, or a rotating cone splitter when wet. Drill holes completed by Nevada Contact Inc. were collected at 10 ft (3.0 m) intervals. For core holes drilled by Grandview in 2006, the core was sawed in half on 5 ft (1.5 m) sample intervals after being logged and photographed. In the opinion of Mr. Dufresne, based on the current understanding of the Pony Creek mineralization, these sample lengths are appropriate.

11.1.3.3	Analytical Procedures

Although hard copy assay certificates exist for most of the pre-2000 drill holes, limited information is available regarding laboratory sample preparation methods and attributes such as assay charge or aliquot size. The assay records do provide basic information on the assay type i.e., fire assay or acid roast.

Early drill programs by Newmont utilized Monitor Geochemical Laboratory of Elko, NV, Geochemical Services Inc., Bondar-Clegg and Barringer Labs. The Uranerz program in 1995 used Assayers Laboratories, and as a check they sent one hole of duplicate material to the precursor to ALS in Elko, NV. Samples collected by Barrick in 1998 used American Assay Laboratories. The assays certificates for both programs provide only basic information about the assay type.

In 2000, Homestake’s RC samples were sent to the Bondar Clegg laboratory in Sparks, NV. Gold was determined by fire-assay fusion of 30 g aliquots with an atomic absorption spectroscopy (AAS) finish. Mercury was determined by cold-vapor AAS, and silver plus 35 major, minor and trace elements were determined by inductively coupled plasma-emission spectrometry (ICP) following an aqua regia digestion. It is not known how the samples were prepared for assay.

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In 2003, Nevada Contact’s RC drill samples were sent to ALS in Elko, NV, for sample preparation. The samples were oven dried, then crushed in their entirety to 70% at -2 mm. The crushed material was riffle split to obtain a 250 g split, which was then ring-pulverized to 85% at -75 μm. These pulps were then shipped to the ALS analytical laboratory in Sparks, NV, or in North Vancouver, BC, for analysis. Gold was determined by fire-assay fusion with an AAS finish using 30 g aliquots.

The following excerpt from Russell (2006) summarizes the sample procedures and analytical practices of the laboratories employed by Newmont, Westmont, Uranerz, Barrick, Homestake, and Nevada Contact:

“All the former operators, Newmont, Westmont, Uranerz, Barrick, Homestake, and Nevada Contact used well known commercial assay laboratories. The laboratories did conduct their sample procedures and assay practices according to accepted industry practices. Throughout the years between 1981 and 1993, the same period of time that holes NPC-1 through PC-134 were drilled at Pony Creek, Gold Fields Mining Corporation conducted a comprehensive commercial laboratory check assay program as well as checking selected mining company laboratories, including Newmont Mining. R.H. Russell was employed by Gold Fields during that time and was aware of the results of that check assaying program. Based on the results of that check assay program, all the commercial laboratories in North America used accepted practices for sample security, sample preparation, fire and AA assaying and sample reject and pulp storage.”

In 2005 and 2006, Grandview’s core samples were sent to ALS in Elko, NV, for sample preparation. The samples were crushed to 70% at -2 mm. The crushed material was riffle split to obtain a 1 kg split, which was then ring-pulverized to 85% at -75 μm. These pulps were then shipped to ALS in Sparks, NV, or in North Vancouver, BC, for analysis. Gold was determined by fire-assay fusion with an AAS finish using 30 g aliquots. Multi-element analysis of 34 major, minor and trace elements was determined by ICP following an aqua regia digestion.

In 2006, Grandview’s rock samples were also prepared at the ALS facility in Elko, NV, using the preparation methods described for the 2005-2006 core samples. The rock sample pulps were analysed at ALS in North Vancouver, BC, for gold by 30 g fire-assay fusion with an AAS finish. Multi-element analysis was completed on separate 1 g aliquots for 47 major, minor and trace elements using a combination of ICP and mass spectrometry (ICP-MS). Mercury was determined by cold-vapor AA.

In 2007, Grandview’s RC drill samples were submitted to ALS in Elko, NV. Following sample preparation, the pulps were then shipped to ALS in either Sparks, NV, or in North Vancouver, BC, for analysis. Gold was determined by fire-assay fusion with an AAS finish using 30 g aliquots.

ALS is an ISO 9001:2015 certified and ISO/IEC 17025:2017 accredited geoanalytical laboratory and is independent of Contact Gold and the authors of this Technical Report.

11.2	Sample Preparation, Analyses and Security – Gold Standard and Orla

11.2.1	South Railroad Property Drill Samples

Mr. Lindholm has not reviewed and evaluated the methods and procedures used for the collection and analysis of surface samples by Gold Standard as these samples were not used to prepare the mineral resource estimates and mineral reserve estimates presented in later sections of this Technical Report.

Commencing in 2012, Gold Standard’s RC samples were transported from the drill sites by representatives of ALS or Bureau Veritas Mineral Laboratories USA (Bureau Veritas) via truck to their respective laboratories in Elko, NV. Excessively wet samples were kept at the drill sites for a few days to drain and dry prior to collection by the laboratory staff.

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Core samples were transported daily from the drill sites to Gold Standard’s logging and core cutting facility in Elko by Gold Standard personnel. After logging and marking core-sample intervals by Gold Standard geologists, the core was photographed prior to being sawed lengthwise by contractor technicians. Whole HQ-size core was sawed in half. Whole PQ-size core was sawed in quarters. One half of the HQ core, and three quarters of the PQ core, were returned to the core boxes and the remainder was placed in pre-numbered sample bags that were closed with ties. Following insertion of quality assurance/quality control (QA/QC) blanks and certified reference materials (CRMs), the core samples were transported by representatives of ALS or Bureau Veritas to their respective laboratories for preparation and analysis.

11.2.1.1	Dark Star Deposit Area Drill Samples

Gold Standard’s 2015 drilling samples from the Dark Star area were mostly analyzed by Bureau Veritas after preparation in the Bureau Veritas laboratory in Elko, NV. The samples were crushed in their entirety and riffle-split to obtain 8 oz subsample. These subsamples were pulverized to 200-mesh size. Gold was determined by 30 g fire-assay fusion with an AA finish in Bureau Veritas’ laboratory in Sparks, NV. Composited pulps were analyzed in Bureau Veritas’ laboratory in Vancouver, BC, for gold, silver and 35 major, minor and trace elements by ICP-MS following aqua regia digestion of 0.5 g aliquots. Some of the 2015 pulps were re-analyzed by ALS in in North Vancouver, BC, for gold by 30 g fire-assay fusion with an AA finish.

The 2016 and 2017 drilling samples from the Dark Star area were analyzed by Bureau Veritas and ALS, with sample preparation in their respective laboratories in Elko, NV. The samples at ALS were dried and crushed in their entirety to 70% at less than 0.079 in. The crushed samples were riffle-split to obtain 8 oz subsamples that were pulverized to 85% at less than 75 microns. The pulps were analyzed in their Reno facility or shipped via air freight by ALS to their laboratory in North Vancouver, BC for analysis. Gold was determined by 30 g fire-assay fusion with an AA finish (method code Au-AA23). Samples assayed at ≥0.292 oz/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish (method code Au-GRA21). At the Bureau Veritas laboratory in Sparks, NV, samples were crushed in their entirety and riffle-split to obtain 8 oz subsamples. These subsamples were pulverized to 200-mesh size. Gold was determined by 30 g fire-assay fusion with an AA finish, and overlimits were assayed by fire-assay with a gravimetric finish. At both laboratories, silver and 34 major, minor, and trace elements were assayed by ICP following aqua regia digestion of 0.5 g aliquots.

ALS and Bureau Veritas were, and continue to be, commercial laboratories independent of Gold Standard, Orla Mining and the authors of this Technical Report. ALS is accredited to the standard ISO/IEC 17025:2005 for specific analytical procedures, while most of their laboratories have attained ISO 9001:2008 certification. Bureau Veritas’ laboratory in Sparks, NV is accredited to the standard ISO/IEC 17025:2017, RG- MINERAL:2017. The Bureau Veritas laboratory in Vancouver, BC is accredited to the standard ISO/IEC 17025:2005 and ISO 9001:2008.

The Bureau Veritas assays of the 2016 and 2017 Dark Star drilling samples were performed in Bureau Veritas’ laboratories in Sparks, NV, and Vancouver, BC. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish and in some cases with a gravimetric finish. Some samples were analyzed for gold by cyanide leach and an AA finish, and some samples were analyzed for gold with a screen-fire assay procedure. Gold, silver, and 35 major, minor, and trace elements were assayed in the Vancouver laboratory by ICP-MS following aqua regia digestion of 0.5 g aliquots.

The 2018 and 2019 drilling samples from the Dark Star area were prepared in either Bureau Veritas’ Elko or Sparks, NV, laboratories and analyzed in their Sparks and Vancouver laboratories. Gold and multi-element assays were carried out with the same methods and procedures used for the 2016-2017 samples. In addition, some samples were analyzed for carbon species, sulfur species and CO2 by induction-furnace infrared (LECO) methods.

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Bureau Veritas was the principal laboratory for the analysis of the 2020 and 2021 Dark Star drilling samples. Silver was analyzed by AA following a four-acid digestion, as well as by ICP following an aqua regia digestion. Gold was determined by 30 g fire-assay fusion with an AA finish. Gold was also analyzed by 30 g cyanide leach with an AA finish. Thirty-seven major, minor and trace elements, including gold and silver, were analyzed by ICP following an aqua regia digestion. Carbon species, sulfur species and CO2 were determined with LECO methods.

ALS analyzed some of the 2020 Dark Star samples for gold by 30 g fire-assay fusion with an AA finish and 30 g cyanide leach with an AA finish. Samples that assayed ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish.

AAL analyzed gold in some of the 2021 Dark Star drilling samples by 30 g cyanide leach with an AA finish. Samples were also analyzed for gold by 30 g fire-assay fusion followed by an ICP finish. Samples that assayed ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish. AAL was also the principal laboratory for the 2022 drilling, using the same analytical methods as in 2021. Paragon Geochemical (Paragon) performed some of the analytical work in later 2020 and early 2021, analyzing for gold by 30 g fire assay with an ICP finish, and obtaining silver analyses by 30 g four-acid digestion with an AA finish. Paragon is an independent commercial analytical laboratory in Sparks, NV with ISO/IEC 17025 certification.

For the 2023 to 2024 drilling, Bureau Veritas was again the principal laboratory, by 30 g fire-assay fusion with an AA finish. Samples over 0.292 oz Au/ton were re-analyzed by 30 g fire assay with a gravimetric finish.

11.2.1.2	Pinion Deposit Area Drill Samples

Samples from Gold Standard’s drilling in 2012, 2014, 2015, 2016, and 2017 were analyzed by ALS. The samples were prepared at the ALS laboratory in Elko, NV, using the same procedures that were used for the Dark Star area samples as summarized in Section 11.2.1.1. Gold was determined by 30 g fire-assay fusion with an AA finish. Samples assayed at ≥0.292 oz/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish. Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion. In some cases, the ICP analyses were conducted on pulps from 5 ft (1.5 m) drill samples. In other cases, ICP analyses were conducted on composited pulps representing 20 ft (6.1 m) drill intervals. Some samples in 2014 were analyzed for silver by fire-assay fusion of 30 g aliquots with a gravimetric finish. In 2014, some samples were also assayed for 48 major, minor and trace elements by ICP-MS after four-acid digestions. During 2017, samples were analyzed for gold by cyanide leach with an AA finish.

In 2018, Pinion area drill samples were analyzed at Bureau Veritas and AAL. At the Bureau Veritas laboratory in Sparks, NV, samples were crushed in their entirety and riffle-split to obtain 8 oz subsamples. These subsamples were pulverized to 200-mesh size. Gold was determined by 30 g fire-assay fusion with an AA finish. Some samples were analyzed for gold by cyanide leach with an AA finish. The pulps were shipped to the Bureau Veritas laboratory in Vancouver, British Columbia. Carbon, CO2 and sulfur were determined by induction-furnace infrared absorption and thermal conductivity (LECO) analyses of 0.1 g aliquots. Gold, silver and 35 major, minor and trace elements were assayed by ICP following aqua regia digestion of 0.5 g aliquots. Additional silver assays were completed in 2019 at Bureau Veritas using drill-sample pulps from previous analyses. Silver was determined by AA following four-acid digestion of 1 g aliquots.

At AAL in Sparks, NV, composited pulps of 2018 Pinion area drill samples were analyzed for gold by 30 g fire-assay fusion with an AA finish, and in some cases, with a gravimetric finish. Some of the samples were analyzed for gold by cyanide leach with an AA finish. Gold, silver and 49 major, minor and trace elements were determined in some samples by ICP-MS following digestion in aqua regia.

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AAL also analyzed selected, previously assayed drill-sample pulps for elemental barium using an energy-dispersive, x-ray fluorescence (XRF-ED) procedure. Pressed-powder pellets made from 2 g aliquots of sample pulps were used for the XRF-ED analyses, which were performed in 2018 and 2019. Other selected sample pulps were analyzed for barium using XRF-ED with 2 g pressed-powder pellets. Some of these were also analyzed for barite using wave-length dispersive x-ray fluorescence (XRF-WD) following lithium metaborate fusion of 0.5 g aliquots. Other sample pulps were analyzed for elemental barium by a NITON hand-held XRF on both loose-powder aliquots. These were also analyzed by x-ray diffraction (XRD) for barite, witherite and calcite, as well as sulfur and carbon by LECO.

Gold Standard also performed assays of elemental barium together with 39 major, minor and trace elements using hand-held NITON XRF analyzers. These samples were assayed in 2018 in Elko, NV by independent contractor Rangefront Mining Services (Rangefront) using selected drill-sample pulps in loose powder form.

In 2019, the Pinion drilling samples were analyzed at Bureau Veritas. Gold was determined by ICP following an aqua regia digestion and by cyanide leach followed by an AA finish. Silver was analyzed by AA following a four-acid digestion and by ICP following an aqua regia digestion. Thirty-seven major, minor and trace elements were analyzed by ICP following an aqua regia digestion. Carbon species, sulfur species and CO2 were determined by LECO methods.

The 2020 drilling samples from Pinion were analyzed at Paragon. Thirty-four major, minor and trace elements were analyzed by ICP following an aqua regia digestion. Some of the samples were analyzed by ICP following a four-acid digestion. Silver was analyzed by AA and by ICP following a four-acid digestion. Gold was determined by 30 g fire-assay fusion with an ICP finish. Gold was also analyzed by cyanide leach of a 30 g aliquot with an AA finish.

In 2021, Pinion drilling samples were analyzed at AAL, Bureau Veritas and Paragon. The same methods of analysis used at each of these three laboratories in prior years were also used for the 2021 drilling samples. Gold Standard obtained XRF barium assays in-house using NITON and Olympus units, and through AAL and Paragon Laboratories.

Samples from the 2022 drill program were sent to AAL to be analyzed by 30-gram fire assay with an ICP finish. At Gold Standard’s request, second analyses with a gravimetric finish were performed when assays exceeded 0.292 oz Au/ton. Cyanide leach analyses were also routinely run using a 30-gram aliquot. The 2023 to 2024 drilling samples were sent to Bureau Veritas to be analyzed by 30-gram fire assay with an AA finish, and assays over 0.292 oz Au/ton were re-assayed with a gravimetric finish. A few samples were analyzed by AAL in 2023.

11.2.1.3	Jasperoid Wash Area Drill Samples

The 2017 drilling samples from the Jasperoid Wash area were analyzed by Bureau Veritas and ALS following preparation at their respective laboratories in Elko, NV. Gold and multi-element analyses were performed at their laboratories in Sparks, NV, Vancouver and North Vancouver, BC, using the same methods and procedures used for the 2016-2017 Dark Star samples as summarized in Section 11.2.1.1.

All the 2018 drill samples from Jasperoid Wash were prepared and analyzed by Bureau Veritas in Sparks, NV and Vancouver, BC, using the same methods and procedures used for the 2016-2017 Dark Star samples as summarized in Section 11.2.1.1.

The 2019 drill samples from Jasperoid Wash were analyzed at Bureau Veritas. Thirty-seven major, minor and trace elements, including gold and silver, were analyzed by ICP following an aqua regia digestion. Gold was also analyzed by cyanide leach. Carbon species, sulfur species and CO2 were determined with LECO methods. In 2020, some of the earlier Jasperoid Wash drilling samples were analyzed for silver using AA following a four-acid digestion. Samples from the 2022 and 2023 drill programs were sent to AAL to be analyzed by 30-gram fire assay with an ICP finish. At Gold Standard’s request, second analyses with a gravimetric finish were performed when assays exceeded 0.292 oz Au/ton. Cyanide leach analyses were also routinely run using a 30-gram aliquot. Most of the 2024 drill samples were sent to Bureau Veritas to be analyzed by 30-gram fire assay with an AA finish, and assays over 0.292 oz Au/ton were re-assayed with a gravimetric finish. A few samples in early 2024 were analyzed at AAL.

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11.2.1.4	Dixie Area Drill Samples

Gold Standard’s 2017 and 2018 drilling samples from the Dixie area were prepared by Bureau Veritas in Sparks, NV and Elko, NV. Analyses were conducted in the Bureau Veritas Sparks and Vancouver laboratories. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were analyzed for gold by cyanide leach and an AA finish. Gold, silver and 35 major, minor and trace elements were assayed in the Vancouver laboratory by ICP-MS following aqua regia digestion of 0.5 g aliquots. Composited pulps from the 2018 drilling were analyzed for carbon species, sulfur species and CO2 by LECO methods in the Vancouver laboratory.

11.2.1.5	Ski Track Area Drill Samples

Most RC samples from Gold Standard’s 2018 drilling in the Ski Track area were prepared by Bureau Veritas in Sparks, NV and Elko, NV. Analyses were conducted in the Bureau Veritas Sparks and Vancouver laboratories. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were analyzed for gold by cyanide leach and an AA finish. Gold, silver, and 35 major, minor and trace elements were assayed in the Vancouver laboratory by ICP-MS following aqua regia digestion of 0.5 g aliquots. Composited pulps from the 2018 drilling were analyzed for carbon species, sulfur species, and CO2 by LECO methods in the Vancouver laboratory.

11.2.2	North Railroad Property Drill Samples

Commencing in 2010, Gold Standard’s RC samples were transported via truck from the drill sites by representatives of ALS or Inspectorate America Corporation (Inspectorate), a division of Bureau Veritas to their respective laboratories in Elko or Reno, NV (ALS) or Elko (Bureau Veritas). Excessively wet samples were kept at the drill sites for a few days to drain and dry prior to collection by the laboratory staff.

ALS and Bureau Veritas were, and continue to be, commercial laboratories independent of Gold Standard, Orla Mining and the authors of this Technical Report. ALS is accredited to the standard ISO/IEC 17025:2005 for specific analytical procedures, while most of their laboratories have attained ISO 9001:2008 certification. Bureau Veritas’ laboratory in Sparks, NV is accredited to the standard ISO/IEC 17025:2017, RG- MINERAL:2017. The Bureau Veritas laboratory in Vancouver, BC is accredited to the standard ISO/IEC 17025:2005 and ISO 9001:2008.

Core samples were transported daily from the drill sites to Gold Standard’s logging and core-cutting facility in Elko by Gold Standard personnel. After logging and marking core-sample intervals by Gold Standard geologists, the core was photographed prior to being sawed lengthwise by contractor technicians. Whole HQ-size core was sawed in half. Whole PQ-size core was sawed in quarters. One half of the HQ core, and three quarters of the PQ core, were returned to the core boxes and the remainder was placed in pre-numbered sample bags that were closed with ties. Following insertion of QA/QC blanks and CRMs, the core samples were transported by representatives of ALS or Bureau Veritas to their respective laboratories for preparation and analysis.

Samples from Gold Standard’s RC and core drilling at North Bullion in 2010 through 2014, and at the Bald Mountain prospect in 2014, were prepared at the ALS laboratories in Elko and Reno, NV. The samples were dried and crushed in their entirety to 70% at less than 0.079 in. The crushed samples were riffle-split to obtain 8.82 oz subsamples that were pulverized to 85% less than 75 microns. The pulps were shipped by air freight by ALS to the ALS laboratory in North Vancouver, BC, for analysis. Gold was determined by 30 g fire-assay fusion with an AA finish (method code Au-AA23). Samples assayed at ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish (method code Au-GRA21). Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion. In some cases, the ICP analyses were conducted on pulps from 5 ft (1.5 m) drill samples. In other cases, ICP analyses were conducted on composited pulps representing 20 ft (6.1 m) drill intervals for silver or zinc by ICP. Silver for samples that assayed >292 oz Au/ton was also re-analyzed using AA following aqua regia digestion of 0.1 g aliquots.

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A minority of the 2010 through 2012 drill samples were analyzed by SGS Canada Inc. (SGS) of Vancouver, British Columbia. The assay certificates do not indicate how or where the samples were prepared for analysis. At the SGS laboratory in Burnaby, BC, gold was determined by 30 g fire-assay fusion with an AA finish and separate aliquots were analyzed by ICP for 35 major, minor and trace elements. SGS was a commercial laboratory independent of Gold Standard. RESPEC is not aware of certifications held by SGS at that time.

In 2013, pulps from previously prepared samples from North Bullion were analyzed by Bureau Veritas in Sparks, NV. Gold was determined by 30 g fire-assay fusion with an AA finish. Some of the samples were analyzed using a 30 g aliquot by fire-assay fusion and gravimetric finish. In 2014, some of the Bald Mountain drill sample pulps were re-analyzed at Bureau Veritas’ laboratory in Vancouver, BC for copper by cyanide-H2SO4 leach. Other pulps were analyzed for 45 major, minor and trace elements by a combination of ICP and mass spectrometry (ICP-MS) after four-acid digestion.

Samples from 2015, 2016. and 2017 drilling at North Bullion and Bald Mountain were analyzed at ALS and Bureau Veritas. At ALS the methods and procedures of preparation were the same as those used in 2010 through 2014. Gold was determined using ALS method code Au-AA23 and Au-GRA21 principally in the ALS laboratory in North Vancouver. Most gold assays on 2017 North Bullion samples were performed in the ALS laboratory in Reno with the same methods (Au-AA23; Au-GRA21). Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion in the North Vancouver laboratory. In some cases, these were composited pulps representing 20 ft (6.1 m) drill intervals.

A significant portion of the samples from the 2016 North Bullion drilling, and the majority of the 2017 North Bullion samples, were prepared and analyzed by Bureau Veritas. These samples were prepared in the Bureau Veritas laboratory in Elko. After crushing, an 8 oz riffle-split subsample was obtained from each drill sample. These subsamples were pulverized to 200-mesh size and the pulps were shipped to the Bureau Veritas laboratory in Sparks, NV. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. The pulps were shipped via air freight by Bureau Veritas to their analytical laboratory in Vancouver where they were analyzed for 45 major, minor and trace elements by ICP-MS after four-acid digestion.

Samples from Gold Standard’s 2019 North Bullion drilling were analyzed at Bureau Veritas. A total of 40 major, minor and trace elements, including gold, were analyzed by ICP following an aqua regia digestion. The 2020 North Bullion drilling samples were analyzed at ALS for gold using a 30 g aliquot by fire-assay fusion followed by an AA finish. The 2021 drill samples were analyzed at Bureau Veritas by 30-gram fire assay with an AA finish. Both the 2022 and 2023 drill programs used AAL as the primary laboratory, using a 30 g fire assay with an AA finish. At Gold Standard’s request, second analyses with a gravimetric finish were performed when assays exceeded specified grades. The 2024 drilling used Bureau Veritas again, with a 30 g fire assay with an AA finish, failing over to a gravimetric finish as needed. Thirty-foot composites were also created at the laboratory and analyzed using an ICP-MS method with a four-acid digestion for forty-five elements.

11.3	Sample Preparation, Analyses and Security - Contact Gold and Orla - Pony Creek Property

11.3.1	Surface Exploration

11.3.1.1	Sample Collection, Preparation and Security

From 2017 to 2019, Contact Gold (now a wholly owned subsidiary of Orla Mining) collected and assayed 5,257 soil samples and 371 rock grab/channel samples at Pony Creek within the Property. All surface soil and rock sampling was conducted under the supervision of the Contact Gold’s geologists and the chain of sample custody from the field to the sample preparation facility was continuously monitored.

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In 2017, soils were collected at 164 ft (50 m) spacings along east-west oriented lines spaced 328 ft (100 m) apart in priority target areas and at 328 ft (100 m) spacings along areas with less potential. Soils in 2018 consisted of infill soils collected at 164 ft (50 m) spacings in anomalous areas delineated from the 2017 soil sampling campaign, as well as 328 ft (100 m) spaced samples collected on the rest of the Pony Creek area.

Soils samplers are trained before collecting samples at Pony Creek. They are instructed to not wear rings, and to work safely. Individual soil samples comprise between 500 and 1,100 g of surficial material (soil), generally collected at a depth of 10 to 20 in (25 to 51 cm). The soil profile at Pony Creek is poorly developed and variable, ranging from silty clay in valley bottoms to rocky soil material on ridges. The organic "A" horizon is generally absent to poorly developed in Nevada, and the soil sample is generally collected from the lower "B" horizon. The sample is scooped into a 1/4 in (1 cm) wire mesh sieve to remove all the coarse material, and sieved onto paper plates, and then poured directly into permeable 5 by 8.5-inch Sentry brand synthetic, breathable bags. Soil samples are located using handheld Garmin GPS units - generally with a 10 - 13 ft (3 - 4 m) accuracy, catalogued and placed in rice sacks that were sealed and shipped to ALS in Elko, NV, or Reno, NV, for geochemical analysis.

Rock grab samples collected at Pony Creek were approximately 1-2 kg in size and collected using a rock hammer. Samplers are instructed not to wear rings, and to work safely. The sample location is marked with a Garmin handheld GPS unit - generally with a 10 - 13 ft (3 - 4 m) accuracy, and a very detailed description entered into a waterproof field notebook including, sample type (i.e., outcrop, subcrop, float, grab, select, high-grade, channel, panel, etc.), color, lithology, alteration and all other pertinent information. All samples were placed in a Sentry brand synthetic, breathable bag with a unique sample number written on them with a permanent felt tip pen and tied closed. The location of the sample was flagged with the unique number on flagging tape and an aluminum tag. The sample site was occasionally photographed with the poly bag and sample in view. Individual rock grab samples were placed into a large rice bag weighing approximately 15 kg. The larger rice bags were secured with zip ties and a security tag and shipped to ALS in Elko, NV, for preparation.

11.3.1.2	Analytical Procedures

At ALS in Elko, NV, the 2017 - 2019 soil samples were received and weighed. The samples were then shipped to ALS in Reno, NV, where the raw samples were logged into ALS’ global tracking system and then screened to 180 μm. Analysis for gold was completed via fire assay with an inductively coupled plasma – atomic emission spectroscopy (ICP-AES) finish on a 30 g aliquot (ALS lab code Au-ICP21). Sample pulps were shipped to ALS in North Vancouver, BC, for multielement geochemical analysis using 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion with an ICP-MS finish (ALS lab code ME-MS41).

At ALS in Elko, NV, the 2017 rock samples were weighed, crushed, screened, split and pulverized. The samples were then shipped to ALS in Reno, NV, or North Vancouver, BC, for geochemical analysis. Samples were crushed and pulverized. 30 g aliquots were analysed for gold via fire assay with an AAS finish (ALS lab code Au-AA23). Multielement geochemical analysis was completed using four acid digestion with an ICP-MS finish (ALS lab code ME-MS61). Select samples were analysed using cyanide solubility assays (ALS lab code Au-AA13) to identify oxide versus sulphide mineralization.

At ALS in Elko, NV, the 2018 and 2019 rock samples were weighed, crushed, screened, split and pulverized. The samples were shipped to ALS, in Reno, NV, or North Vancouver, BC, for geochemical analysis. The rock samples were crushed and pulverized, and 30 g aliquots were analysed for gold using fire assay with either AAS (ALS lab code Au-AA23) or AES finish (ALS lab code Au-ICP21). Multielement geochemical analysis was completed using either four acid digestion with an ICP-MS finish (ALS lab code ME-MS61) or aqua regia with an ICP-MS finish (ALS lab code ME-MS41). Mercury analysis on select samples is completed using aqua regia and an ICP-MS finish (ALS lab code Hg-MS42). Select samples were analysed using cyanide solubility assays (ALS lab code Au-AA13) to identify oxide versus sulphide mineralization.

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ALS is an ISO 9001:2015 certified and ISO/IEC 17025:2005 accredited geoanalytical laboratory and is independent of Contact Gold, Orla Mining and the authors of this Technical Report.

11.3.2	Drilling Programs

11.3.2.1	Sample Collection, Preparation and Security

From 2017-2019, Contact Gold completed 113 RC drill holes and five DDH totalling 85,043 ft (25,921 m) at Pony Creek. Major Drilling of Salt Lake City, Utah (UT), conducted the drilling on behalf of Contact Gold utilizing a Shramm 455 track mounted RC drill and an LF 90 core drill. In 2024, Orla Mining completed 25 RC drill holes totalling 15,535 ft (4,735 m) at Pony Creek. Major Drilling of Salt Lake City, UT, also conducted the RC drilling on behalf of the Orla Mining with a Shramm 455 track mounted RC drill. Orla Mining did not conduct any core drilling on the Pony Creek property in 2024.

RC drilling conducted by both Contact Gold and Orla Mining was wet and utilized a rotary 16 section pie plate splitter for sample collection on 5 ft (1.5 m) intervals, with great care taken to make sure enough pie plates were installed to avoid overfilling and losing sample. Predominately, only one pie plate was left open for sample collection, and occasionally two pie plates were left open. RC samples were bagged during the drilling and were sent to the lab in bags using sample numbers.

Initially, Contact Gold’s RC field duplicates were collected using a Y-splitter attachment on the rotary splitter attached to the drill rig; however, following regular duplicate failures, the Company switched to a riffle splitter to split the single sample into an original and a duplicate sample after the sample interval had been drilled. Orla Mining continued using the riffle splitter method for field duplicate collection. Standard and blank material samples were filled by the geologist and inserted into their relevant sample bins upon submittal to the laboratory. Check samples, in the form of certified reference materials, blanks and field duplicates, were inserted regularly but randomly via sample cut sheets created by the geologist and distributed to the RC drill crews. For the 2017 drilling, the average rate of check-sample insertion was one sample per every 25 samples. For the 2018 drilling, the rate of check-sample insertion was one sample per every ten samples. For all drilling from 2019 - 2024, the rate of check-sample insertion was one sample per every 12 samples on average.

Contact Gold provided ALS with sample sequence sheets to ensure the check samples would be run in sequence with the surrounding footages of the drill hole. Additionally, discrete sample numbers were given to each submitted sample in sequence to further disguise the insertion of check samples, hole names and footages of the samples. Contact Gold’s 2017 - 2019 RC samples were transported to ALS in Elko, NV, either by Contact Gold personnel or picked up by ALS trucks and taken directly to the Elko laboratory for sample preparation.

Almost all of Contact Gold's core drilling was HQ size, although one hole was reduced to NQ due to pullback limitations of the drill. The Contact Gold geologist determined the sample intervals while logging core. Core samples were collected using core runs as sample breaks where possible, although occasionally geological breaks such as alteration, fault zones and intrusive-sedimentary contacts were used. All the drill core was photographed and then sawn in half by Rangefront Consulting (Rangefront) in their Elko, NV, warehouse using sample interval sheets supplied by the Contact Gold geologist.

The core collected by Contact Gold was split using a core saw with water to create wet sampling conditions. Half of the core was submitted to ALS Reno, NV for analysis. The other half was put back in the core box and retained in a warehouse in Elko, NV. Standard and blank material samples were filled by the Rangefront employees and inserted into their relevant sample bins upon submittal to the laboratory. Field duplicates were created using the two halves of sawn core, consuming the entire interval to ensure that sample volumes were identical. For the 2017 drilling, the average rate of check sample insertion was one sample per every 25 samples. Samples were collected by ALS from the Rangefront warehouse in Elko, NV and submitted to ALS in Reno, NV, for sample assay.

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In 2024, Orla Mining provided Bureau Veritas with sample sequence sheets to ensure the check samples would be ran in sequence with the surrounding footages of the drillhole. Additionally, discrete sample numbers were given to each submitted sample in sequence to further disguise the insertion of check samples, hole names and footages of the samples. Orla Mining’s 2024 RC samples were transported to Bureau Veritas’ laboratory in Elko, NV for sample preparation and shipped to Bureau Veritas’ laboratory in Reno, NV or Hermosillo, Mexico for geochemical analysis.

11.3.2.2	Analytical Procedures

Contact Gold’s 2017-2019 RC and drill core samples were submitted to ALS in Elko, NV. Preparation of the samples was completed at ALS in Elko, NV, or ALS in North Vancouver, BC. The raw samples were logged into ALS’ global tracking system, weighed, dried, then crushed to 70% at – 2 mm. The crushed material was then riffle split to obtain a 1 kg split, which was then ring-pulverized to 85% at -75 μm. Analysis of the pulps occurred in either Reno, NV, or in North Vancouver, BC. Gold was determined by fire-assay fusion with an AAS finish at a 5-ppb detection limit using 30 g aliquots (ALS lab code Au-AA23). Composite samples measuring 20 ft (6.09 m) were prepared from four 5 ft (1.5 m) samples on RC holes and multielement analysis of the composites was completed via four-acid digestion for all elements except mercury which was analyzed by cold vapor (ALS lab codes ME-MS61 and Hg-MS42). Multielement analysis was completed on the core samples using ME-MS61.

Overlimit samples for fire assay AAS values exceeding 4 ppm Au (0.117 oz Au/ton) were analysed using fire assay with a gravimetric finish (ALS lab code AU-GRA21). Fire assay AAS values exceeding 0.14 ppm Au (0.004 oz Au/ton) in 2017 and 0.10 ppm Au (0.003 oz Au/ton) in 2018 and 2019, were analysed using cyanide solubility assays (ALS lab code Au-AA13) to identify oxide versus sulphide mineralization.

ALS is an ISO 9001:2015 certified and ISO/IEC 17025:2005 accredited geoanalytical laboratory and is independent of Orla Mining and the authors of this Technical Report.

Orla Mining’s 2024 RC samples were analysed by Bureau Veritas. The samples were received by the Bureau Veritas in Elko, NV, which conducted drying, weighing and crushing of samples. In Elko, samples underwent laboratory preparation technique PRP70-500 (crush to better than 70% passing 2 mm, riffle split off 250 g and pulverize the split to better than 85% passing 75 microns). Gold assay technique, FA430 (30 g fire assay with an AAS finish), was then performed to each sample at the Bureau Veritas facility in Reno, NV. Samples that returned a significant Au assay with FA430 were tested again with technique CN403 at the Bureau Veritas facility in Hermosillo, Mexico. In CN403, a 30 g sample is shaken for one hour in a 60mL cyanide solution, then analyzed with AAS.

Bureau Veritas Minerals laboratories maintain ISO 9001:2015 certification and ISO/IEC 17025:2005 accreditation and are independent of Orla Mining and the authors of this Report.

11.4	Quality Assurance / Quality Control (QA/QC) – Historical Operators

Limited quality control and quality assurance (QA/QC) information was available to Mr. Lindholm and Mr. Dufresne for review. Some QA/QC procedures and data were reviewed for historical work at Dark Star and Pony Creek, but none was available for the Pinion, Jasperoid Wash or North Bullion historical exploration and drilling.

11.4.1	Dark Star Drill Programs QA/QC

RESPEC reviewed historical CRM, duplicate and blank data from 1997 drilling, and external check assay data from 1991. Table 11-1 summarizes the quantities of each type of data by year. Some of the QA/QC in the table were part of the laboratory’s internal QA/QC program.

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Table 11-1: Summary Counts of Historical Dark Star QA/QC Analyses

QA/QC Type	1991	1997
Certified Reference Materials
Number in Use		14
Number of Analyses		285
Number of Failures		2

“D” Duplicates		56
Coarse (Preparation) Duplicates		105
Pulp Duplicates or Replicates		248
External Check Assays	133

Pulp Blanks		300
Coarse Blanks

11.4.1.1	Dark Star QA/QC - 1991

Check assays from MBA Lab and Actlabs analyzed in 1991 were compared to original assays of composited intervals from AAL. The original composites were made from material from ten of the 63 holes known to have been drilled that year. AAL and MBA used variations of fire assay and atomic absorption analytical methods, and the results compare well. Actlabs used the instrumental neutron activation method, and obtained results biased significantly high relative to the other two labs (Figure 11-1 and Figure 11-2). Thus, for a small subset of the 1991 drill holes there is some validation of the assay results, based on the AAL versus MBA comparison. The AAL analyses in the database were used for resource estimation.

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Figure 11-1: Dark Star Assay Comparison - AAL vs. MBA - 1991 CDS Holes

Figure 11-2: Dark Star Assay Comparison - AAL vs Actlabs - 1991 CDS Holes

11.4.1.2	Dark Star QA/QC - 1997

11.4.1.2.1	Certified Reference Materials

In total, 300 CRMs were analyzed with drill samples in 1997, although much of the data was from the laboratory’s internal QA/QC. Only two failures were noted but are from holes excluded from use in the Dark Star mineral resource estimate. Results for CRM analyses are summarized in Table 11-2, and the two failed analyses are detailed in Table 11-3.

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Table 11-2: Summary of Dark Star Certified Reference Material Analyses Results, 1997

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct	Comment
	Target	Average	Maximum	Minimum		First	Last	High	Low
C1	n/a	0.0563	0.0611	0.0486	18	29-Aug-97	13-Nov-97	0	0	n/a	target value not known
C2	n/a	0.0449	0.0534	0.0344	29	29-Aug-97	13-Nov-97	0	0	n/a	target value not known
C3	n/a	0.0223	0.0265	0.0193	13	29-Aug-97	07-Nov-97	0	0	n/a	target value not known; too few samples to chart
C4	n/a	0.0209	0.0224	0.0193	2	16-Sep-97	14-Nov-97	0	0	n/a	target value not known
Gannet_192	0.0056	0.0055	0.0076	0.0048	49	29-Aug-97	13-Nov-97	1	0	-2.08	target value known, spec. limits not known
Gannet_394	0.0115	0.0114	0.0127	0.0104	31	29-Aug-97	07-Nov-97	0	0	-1.27	target value known, spec. limits not known
Gannet_415	0.0121	0.0133	0.0138	0.0127	3	14-Nov-97	13-Nov-97	0	0	9.88	target value known, spec. limits not known; too few samples to chart
Gannet_1585	0.0462	0.0454	0.0498	0.0398	48	29-Aug-97	13-Nov-97	0	0	-1.70	target value known, spec. limits not known
Gannet_1050	0.0306	0.0303	0.0346	0.0275	48	29-Aug-97	13-Nov-97	1	0	-1.14	target value known, spec. limits not known
Gannet_2450	0.0715	0.0701	0.0756	0.0660	45	29-Aug-97	13-Nov-97	0	0	-1.24	target value known, spec. limits not known
Gannet_9900	0.2887	0.2812	0.3001	0.2642	8	3-Oct-97	14-Nov-97	0	0	-1.84	target value known, spec. limits not known
Gannet_13800	0.4025	0.4099	0.4197	0.4002	2	26-Oct-97	9-Nov-97	0	0	1.85	target value known, spec. limits not known; too few samples to chart
BCC_Gold_STD_90-1	0.1843	0.1952	0.2135	0.1654	3	25-Sep-97	21-Oct-97	0	0	5.9	target value known, spec. limits not known; too few samples to chart
FA_Synthetic	n/a	0.0429	0.0429	0.0429	1	10-Oct-97	10-Oct-97	0	0	n/a	target value not known; too few samples to chart

Count or Sum	14				300			2	0
Percent					100			0.7	0

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Table 11-3: List of Dark Star Failed Certified Reference Materials, 1997

CRM ID	Drill Hole ID	Values in oz Au/ton				Comment
		Target for Std	Fail Type High/Low	Fail Limit	Failed Value
Gannet_192	EMRR-9714	0.0056	High	0.0076	0.0076	This drill hole is not in RESPEC’s data set.
Gannet_1050	EMRR-9713	0.0306	High	0.0338	0.0346	This drill hole is not in RESPEC’s data set.

Available records do not include specifications for the CRMs used by Mirandor. The expected values for the ten CRMs used by Intertek are known, but the expected standard deviations are not. RESPEC used standard deviations derived from the gold assays set to evaluate the data.

11.4.1.2.2	Duplicates

The 1997 assay certificates available to RESPEC include results for 56 samples with a suffix “D.” It is assumed that these are duplicates, but specific information including the type of duplicate is lacking. Based on relative differences, at grades below about 0.001 oz Au/ton, the “D” duplicates are on average biased 26% high relative to the presumed original samples. At higher grades, the bias of the duplicates averages only about 3.8% high, within the range of biases that RESPEC typically finds in such data sets.

The 1997 assay certificates contain results for 105 samples described as “Prep Duplicate”. RESPEC interprets that these samples are preparation or coarse-crush duplicates. RESPEC’s evaluation of these samples revealed no significant issues.

The 1997 assay certificates contain results for 58 pulp duplicates analyzed using a gravimetric finish and 190 pulp duplicates analyzed using an atomic absorption finish. RESPEC’s evaluation of these assays showed the results to be acceptable.

Two subsets of gold grade ranges were recognized and evaluated for each of the “D” duplicates, preparation duplicates and pulp duplicates that were analyzed using an AA finish in 1997. The subsets were selected based on visual inspection of relative difference graphs. Notably, the division between lower- and higher-grade subsets is between 0.0010 and 0.0012 oz Au/ton. It appears that the variance was substantially lower at grades higher than approximately 0.0011 oz Au/ton than at lower grades. This result is generally expected, and any likely mining cutoff would be at a grade higher where the analyses show less variability.

11.4.1.2.3	Blanks

In 1997, Mirandor inserted blanks into the sample stream at intervals of approximately 250 ft (76.2 m), for 62 insertions. The results indicate there are no issues with respect to contamination. However, the type of blank material is not known, so it is also not known whether contamination during the analytical phase or during sample preparation was tested.

The Intertek assay certificates from 1997 contain results for 238 analyses of material that Intertek labelled “Analytical Blank.” RESPEC reviewed these assays and found no high values that would indicate contamination.

11.4.2	Pony Creek Exploration QA/QC

Mr. Dufresne is unaware of any available information regarding the QA/QC procedures used by explorers prior to 2000.

During the 2000 RC drilling by Homestake, a total of 54 duplicate RC samples were analyzed at Bondar Clegg in Sparks, Nevada. The nature of these duplicate samples is not presently known, and further investigation is needed before meaningful analyses of the data can be completed. Bondar Clegg utilized quality control measures throughout the sample preparation and analysis process, including the insertion of laboratory duplicates and several different CRMs and blanks.

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During Grandview’s 2006-2007 drilling program, a total of six core duplicate samples and 38 RC duplicate samples were analyzed by ALS. ALS utilized quality control measures throughout the sample preparation and analysis process, including the insertion of laboratory duplicates and several different certified reference materials (standards) and blanks during the analyses of Grandview’s drilling and rock samples from 2005-2007.

ALS is an ISO 9001:2015 certified and ISO/IEC 17025:2017 accredited geoanalytical laboratory and is independent of Contact Gold and the authors of this Technical Report.

It is not known if QA/QC programs were instituted by the other historical operators during exploration at Pony Creek.

11.5	QA/QC – Gold Standard and Orla

11.5.1	QA/QC Procedures

The analytical portion of the QA/QC program employed by Gold Standard and Orla aimed to provide a means by which the accuracy and precision of the assaying that was performed on the North and South Railroad property drilling samples (core and RC chip) can be assessed to ensure the highest possible data quality. To achieve this goal, Gold Standard/Orla personnel inserted samples of certified reference materials (also known as standards), which are commercially available pulverized materials certified to contain a known concentration of an element (or elements) - in this case gold and silver. The Gold Standard/Orla protocol was to use several CRMs of varying gold concentration during a drilling campaign and randomly insert one CRM sample pulp into the stream of actual drill samples at a rate of approximately one in ten. These were alternately inserted with blank material with gold or silver below detectable limits. In the opinion of Mr. Lindholm, the analytical QA/QC measures employed by Gold Standard/Orla on the North and South Railroad properties are sufficient to properly monitor analytical accuracy and precision, and possible in-lab contamination.

CRMs used in mineral exploration are usually powders comprised of rock-forming minerals, including the metal of interest in known concentrations. They are analyzed along with batches of samples, and the resulting analyses are evaluated using criteria for passing or failing. CRMs are usually obtained from commercial suppliers. The suppliers provide specifications including the average of many analyses by multiple labs, and the standard deviation of the analyses. In the years 2014 through 2023 Gold Standard and Orla have used CRMs obtained from Minerals Exploration & Environmental Geochemistry, Inc. (MEG) of Reno, Nevada.

A typical criterion for accepting the analyses of CRMs in the mineral industry is that they should fall within a range determined by the average or expected value ± three standard deviations. Gold Standard/Orla uses a stricter criterion, the expected value ± two standard deviations. In the evaluation described here, RESPEC has used the expected value ± three standard deviations.

Blanks are samples known or thought to contain little or no gold. They are inserted into the sample stream and the results are monitored to be sure that the lab does not report significant gold values when little or no gold should be present. Coarse blanks generally test for contamination during sample preparation, where it predominantly occurs, whereas pulp blanks test for contamination during the analytical phase, which is much less common.

11.5.2	Dark Star Drill Programs - QA/QC

RESPEC has Gold Standard/Orla QA/QC data for the years 2015 through 2024. The types of QA/QC data vary from year to year, but in general there is a substantial suite of QA/QC data available to support the assays used in the Dark Star mineral resource estimate. Table 11-4 summarizes the quantities of each type of data by year. In addition to the project operator’s QA/QC data, the summary in Table 11-4 also includes data from the laboratory’s internal QA/QC programs.

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Table 11-4: Summary Counts of Dark Star QA/QC Analyses

QA/QC Type	2015	2016	2017	2018	2019 – 2020 Q1	2020 Q3 - 2024
CRMs
Number in Use	6	5*	5	5	3	3
Number of Analyses	150	708*	310	594	440	319
Number of Failures	1	2	3	3	2	13

Field Duplicates			322	714	688	366
Coarse (Preparation) Duplicates	58	185	0	0	0	58
Pulp Duplicate or Replicates	59	198	0	0	0	0
External Checks	443	1,376	175	0	312	0

Pulp Blanks	148	1107	170	364	300	88
Coarse Blanks	0	205	111	158	80	181

Notes: * A single analysis of a sixth standard is not included in the counts for 2016.

11.5.2.1	Drill Programs - CRMs

11.5.2.1.1	CRMs - 2015

Gold Standard used Bureau Veritas as its primary laboratory in 2015. In total, 150 CRMs were analyzed with drill samples sent to Bureau Veritas, with only one failure recorded. The data associated with the single failure is not material to the mineral resource estimate. Results for CRM analyses are summarized in Table 11-5, and the failed analysis is detailed in Table 11-6.

Table 11-5: Summary of Results of Dark Star CRM Analyses, 2015

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-Au.10.02	0.0010	0.0010	0.0016	0.0007	31	Jun-15	Nov-15	1	0	-2.86
MEG-Au.10.04	0.0023	0.0023	0.0028	0.0018	24	Jun-15	Nov-15	0	0	0
MEG-Au.11.29	0.1076	0.1080	0.1215	0.1014	16	Jun-15	Nov-15	0	0	0.35
MEG-Au.13.02	0.0218	0.0220	0.0237	0.0203	31	Jun-15	Nov-15	0	0	0.94
MEG-S107007X	0.0445	0.0455	0.0486	0.0430	27	Jun-15	Nov-15	0	0	2.23
MEG-Au.11.17	0.0785	0.0794	0.0885	0.0732	21	Jun-15	Oct-15	0	0	1.11
Totals	6				150			1	0

Table 11-6: List of Dark Star Failed CRM Assays, 2015

CRM ID	Drill Hole ID	Values in oz Au/ton				Comment
		Target for Std	Fail Type High/Low	Fail Limit	Failed Value
MEG-Au.10.02	EMRR-9714	0.0010	High	0.0014	0.0016

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In 2017, “A comprehensive assay check (umpire) program was completed by ALS on original sample pulps from the Gold Standard’s 2015 and 2016 drilling at the Dark Star deposit which had reported values at or above the 0.0041 oz Au/ton cut-off grade”. Gold Standard elected to use the assays from ALS for the 2015 and 2016 samples. Consequently, most of the assays in RESPEC’s database for the 2015 drill holes are the original Bureau Veritas assays, however, the majority of the assays at or above 0.0041 oz Au/ton are those from ALS. There are 376 such assays, out of a total of 3,426 from the 2015 drill holes. RESPEC’s review of standards for 2015 applies only to the Bureau Veritas assays. RESPEC has no QA/QC data for the 2015 assays from ALS, so there is no QA/QC data applying to most of the mineral resource-grade samples from 2015.

11.5.2.1.2	CRMs - 2016

In total, 709 CRMs were analyzed with drill samples in 2016. The data associated with the two failures occurred but are not material with respect to the mineral resource estimate. Results for CRM analyses are summarized in Table 11-7, and the two failed analyses are given in Table 11-8.

Table 11-7: Summary of Results of Dark Star CRM Analyses, 2016

Laboratory	CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
		Target	Average	Maximum	Minimum		First	Last	High	Low
Inspectorate	MEG-Au.10.02	0.0010	0.0010	0.0012	0.0008	156			0	0	0
ALS	MEG-Au.10.02	0.0010	0.0010	0.0012	0.0009	11			0	0	2.86
Inspectorate	MEG-Au.10.04	0.0023	0.0023	0.0027	0.0017	142			0	2	0
ALS	MEG-Au.10.04	0.0023	0.0024	0.0024	0.0023	8			0	0	5.13
Inspectorate	MEG-Au.13.02	0.0218	0.0218	0.0234	0.0204	141			0	0	0.40
ALS	MEG-Au.13.02	0.0218	0.0221	0.0224	0.0216	6			0	0	1.74
Inspectorate	MEG-S107007X	0.0445	0.0454	0.0493	0.0402	114			0	0	2.03
ALS	MEG-S107007X	0.0445	0.0438	0.0452	0.0430	7			0	0	-1.51
Inspectorate	MEG-Au.11.17	0.0785	0.0809	0.0880	0.0742	110			0	0	2.97
ALS	MEG-Au.11.17	0.0785	0.0824	0.0855	0.0790	13			0	0	4.86
Inspectorate	MEG-Au.11.29	0.1076	0.1206	0.1206	0.1206	1			0	0	12.09
ALS	MEG-Au.11.29	0.1076	n/a	n/a	n/a	0			0	0	n/a
Inspectorate						664
ALS						45
Totals	6					709			0	2

Table 11-8: List of Dark Star Failed CRM Assays, 2016

CRM ID	Laboratory	Drill Hole ID	Values in oz Au/ton
			Target for Std	Fail Type High/Low	Fail Limit	Failed Value
MEG-Au.10.04	Inspectorate	DS16-08 651A	0.0023	low	0.0017	0.0017
MEG-Au.10.04	Inspectorate	DS16-38 1650A	0.0023	low	0.0017	0.0017

In addition to the analyses of CRMs by Bureau Veritas (Inspectorate), a small number of CRM analyses were also analyzed by ALS in 2016. It is noteworthy that there was an overall high bias in the ALS data relative to the expected values for four of five CRMs, whereas the magnitude of bias associated with Bureau Veritas assays was considerably smaller. Bureau Veritas’ assays were, on average, more accurate with respect to the expected values for the CRMs. Also, in 2016 some ALS check assays have been substituted for the original Bureau Veritas assays, but no CRMs were submitted with these samples.

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11.5.2.1.3	CRMs - 2017

Of 310 CRM assays in 2017, 180 were analyzed at ALS and the remaining 130 were analyzed at Bureau Veritas. Both ALS and Bureau Veritas analyses of the lowest-grade CRM, which has an expected value of 0.0023 oz Au/ton, were biased high by more than 6%, and three of ALS’s analyses were high-side failures. Because the expected value and the highest grade of the failures are below a potential mining cutoff grade, the failures and the high bias associated with the lowest grade standard do not adversely affect confidence in the mineral resource estimate. Results for CRM analyses are summarized in Table 11-9, and the three failed analyses are detailed in Table 11-10.

Table 11-9: Summary of Results of Dark Star CRM Analyses, 2017

Laboratory	CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
		Target	Average	Maximum	Minimum		First	Last	High	Low
ALS	MEG-Au.10.04	0.0023	0.0024	0.0029	0.0021	135	16-Jul-17	27-Oct-17	3	0	6.41
Inspectorate	MEG-Au.10.04	0.0023	0.0024	0.0028	0.0021	64	8-Aug-17	2-Nov-17	0	0	7.69
ALS	MEG-Au.13.02	0.0218	0.0219	0.0223	0.0216	8	2-Aug-17	10-Jan-18	0	0	0.67
Inspectorate	MEG-Au.13.02	0.0218	0.0218	0.0224	0.0211	6	12-Jan-18	27-Feb-18	0	0	0.4
ALS	MEG-Au.12.11	0.0427	0.0443	0.0446	0.0436	3	30-Jul-17	30-Jul-17	0	0	3.62
Inspectorate	MEG-Au.12.11	0.0427	0.0428	0.0450	0.0393	11	19-Jan-18	27-Feb-18	0	0	0.27
ALS	MEG-Au.12.21	0.0042	0.0040	0.0043	0.0037	34	30-Dec-17	15-Jan-18	0	0	-3.5
Inspectorate	MEG-Au.12.21	0.0042	0.0041	0.0045	0.0035	44	27-Nov-17	27-Feb-18	0	0	-2.8
Inspectorate	MEG-Au.11.19	0.0035	0.0035	0.0036	0.0033	5	27-Feb-18	27-Feb-18	0	0	0
ALS	4					180			3	0	1.80
Inspectorate	5					130			0	0	1.11
Totals	9					310			3	0

Table 11-10: List of Dark Star Failed CRM Assays, 2017

CRM ID	Laboratory	Sample ID	Values in oz Au/ton				Comment
			Target for Std	Fail Type High/Low	Fail Limit	Failed Value
MEG-Au.10.04	ALS	DS17-15 2045-2050-A2	0.0023	high	0.0028	0.0029	no follow-up
MEG-Au.10.04	ALS	DS17-15 1045-1050-A2	0.0023	high	0.0028	0.0028	no follow-up
MEG-Au.10.04	ALS	DS17-15 1245-1250-A2	0.0023	high	0.0028	0.0029	no follow-up

For three of four CRMs that were used, Bureau Veritas’ assays are more precise on average to the expected values than the ALS CRM assays. The opposite was the case for the 2016 analysis of CRMs, when ALS CRM assays were biased low compared to Bureau Veritas.

11.5.2.1.4	CRMs - 2018

Five certified CRMs were used, and 594 CRM samples were analyzed in 2018. Three total failures occurred, two high and one low. The below detection value of the latter suggests an incorrectly labeled pulp blank rather than a failure, although this cannot be determined conclusively. Results for CRM analyses are summarized in Table 11-11, and the three failed analyses are detailed in Table 11-12.

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Table 11-11: Summary of Results of Dark Star CRM Analyses, 2018

Laboratory	CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
		Target	Average	Maximum	Minimum		First	Last	High	Low
Inspectorate	MEG-Au.11.19	0.0035	0.0034	0.0041	0.0027	76	14-Mar-18	16-Apr-18	0	0	-4.17
AAL	MEG-Au.11.19	0.0035	0.0029	0.0031	0.0001	16	24-Apr-18	30-Apr-18	0	1	-17.5
Inspectorate	MEG-Au.17.06	0.0029	0.0030	0.0036	0.0024	376	26-Jun-18	14-Feb-19	1	0	4.08
Inspectorate	MEG-Au.13.02	0.0218	0.0219	0.0230	0.0212	10	17-Aug-18	06-Sep-18	0	0	0.54
Inspectorate	MEG-Au.12.11	0.0427	0.0433	0.0465	0.0396	66	17-Aug-18	14-Feb-19	0	0	1.43
Inspectorate	MEG-Au.17.07	0.0055	0.0059	0.0066	0.0054	50	06-Sep-18	14-Feb-19	1	0	6.91
Inspectorate	5					578			2	0	0.47
AAL	1					16			0	1	-17.5
Totals	6					594			2	1

Table 11-12: List of Dark Star Failed CRM Assays, 2018

CRM ID	Lab	Sample ID	Values in oz Au/ton				Comment
			Target for Std	Fail Type	Fail Limit	Failed Value
MEG-Au.11.19	AAL	DR18-25 545-550 A9	0.0035	low	0.0024	<0.0001	blank?
MEG-Au.17.06	Insp.	DS18-02 1845-1850-L1	0.0029	high	0.0035	0.0036	insufficient sample
MEG-Au.17.07	Insp.	DC18-04 490-495-A12	0.0055	high	0.0064	0.0066	deemed OK by Gold Standard*

Note: * Failure occurs in an unmineralized geotechnical drill hole outside the gold model.

Most of the analyses in 2018 were performed by Bureau Veritas (Inspectorate), but there are sixteen CRM analyses associated with AAL assays with an expected value of 0.0035 oz Au/ton. The average of AAL’s analyses of this CRM is biased 17.5% low, the magnitude of which is considered significant. Only one of the AAL analyses was a failure, which represents a 6.3% failure rate for the lab. Although this sample is suspected to be a mis-labeled blank, the failure and low bias merits investigation.

Insufficient sample material may have contributed to one of the two high failures that occurred in Bureau Veritas’ analyses of CRMs in 2018. Both analyses were 0.0001 oz Au/ton above the upper failure limit, which barely qualify as failures. Gold Standard did not initiate any corrective action for any standard failure.

11.5.2.1.5	CRMs - 2019 to March 2020

Three certified CRMs were used, and 440 CRM samples were analyzed in 2019 to March 2020 by Bureau Veritas (Inspectorate) and to a lesser extent, AAL. Only two high-side failures occurred, one barely exceeded the three-standard deviation threshold, and another is most likely a mislabeled sample, although this cannot be confirmed. Results for one CRM were on average biased over 7% above the expected value. The bias associated with the same standard in 2018 was similar. Although the results for the CRM are within acceptable limits, Mr. Lindholm recommends investigating the bias by performing pulp check analyses of the CRM at another laboratory, if any of the CRM material is still available. The high positive bias of MEG-Au.17.07 from Bureau Veritas is largely the result of a single high value that skews the average of the CRM assays. Removing the single high sample decreases the bias to 6.35%. Results for CRM analyses are summarized in Table 11-13, with the two failures listed in Table 11-14.

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Table 11-13: Summary of Results of Dark Star CRM Analyses, 2019-2020

Laboratory	CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
		Target	Average	Maximum	Minimum		First	Last	High	Low
BV	MEG-Au.17.06	0.0028	0.0029	0.0033	0.0026	177	07-Jan-19	04-Feb-20	0	0	3.90
AAL	MEG-Au.17.06	0.0028	0.0030	0.0031	0.0029	3	12-Mar-20	12-Mar-20	0	0	7.22
BV	MEG-Au.12.11	0.0427	0.0435	0.0474	0.0404	138	07-Jan-19	04-Feb-20	0	0	1.85
BV	MEG-Au.17.07	0.0055	0.0062	0.0445	0.0053	119	07-Jan-19	04-Feb-20	2	0	12.25
AAL	MEG-Au.17.07	0.0055	0.0058	0.0060	0.0056	3	12-Mar-20	12-Mar-20	0	0	5.14
Totals	3					440			2	0

Table 11-14: List of Dark Star Failed CRM Assays, 2019-2020

CRM ID	Lab	Sample ID	Values in oz Au/ton				Comment
			Target for Std	Fail Type	Fail Limit	Failed Value
MEG-Au.17.07	BV	DR19-29 1045-1050-A12	0.00548	High	0.0065	0.0445	Mislabeled sample?
MEG-Au.17.07	BV.	DR19-81 45-50-A12	0.00548	High	0.0065	0.0065

11.5.2.1.6	CRMs - September 2020 to 2024

Three CRMs were used during the September 2020 to December 2024 drilling program, and 317 CRM samples were submitted for assay. Most of the samples (75%) were sent to Bureau Veritas, with 13% going to AAL and the remainder to Paragon Labs. Results for these analyses are shown in Table 11-15.

Table 11-15: Summary of Results of Dark Star CRM Analyses, 2020-2024

Laboratory	CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
		Target	Average	Maximum	Minimum		First	Last	High	Low
All	MEG-Au.17.05	0.0015	0.0016	0.0018	0.0010	111	18-Sep-20	31-Dec-24	0	1	2.58
BV	MEG-Au.17.07	0.0055	0.0056	0.0064	0.0040	107	15-Nov-20	31-Dec-24	0	6	1.90
AAL	MEG-Au.17.07	0.0055	0.0054	0.0060	0.0019	18	03-Mar-20	24-Jan-24	0	0	4.55
PGN	MEG-Au.17.07	0.0055	0.0056	0.0060	0.0052	17	18-Sep-20	15-Apr-21	0	0	2.25
All	MEG-Au.19.11	0.0368	0.0362	0.0395	0.0016	64	18-Sep-20	08-Sep-23	1	3	-1.71
Totals	3					317			1	10

All failures occurred at Bureau Veritas. Table 11-16 details the single high-side and ten low-side CRM assays that exceeded the three standard deviation thresholds from the drilling programs between 2020 and 2024. The variability in CRM assays was high for the early samples sent to BV around November of 2020. Nine of the 11 CRM assay failures occurred during this time period and were from in DS20-02. All but one were low failures, and the CRM assay values exceeded the three standard deviation limits by only small amounts, usually in the fourth decimal place. A passing or failed test could be determined by the decimal place for rounding applied to the original assay or a converted value between g Au/t and oz Au/ton.

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Table 11-16: List of Dark Star Failed CRM Assays, 2020-2024

CRM ID	Lab	Sample ID	Values in oz Au/ton
			Target for Std	Fail Type	Fail Limit	Failed Value
MEG-Au.17.05	BV	DS20-02 839.5-844-A11	0.0015	Low	0.0012	0.0010
MEG-Au.17.07	BV.	DS20-02 1070-1075-A12	0.0055	Low	0.0065	0.0065
MEG-Au.17.07	BV.	DS20-02 1160-1163-A12	0.0055	Low	0.0045	0.0043
MEG-Au.17.07	BV.	DS20-02 120-125-A12	0.0055	Low	0.0045	0.0041
MEG-Au.17.07	BV.	DS20-02 366-372-A12	0.0055	Low	0.0045	0.0041
MEG-Au.17.07	BV.	DS20-02 765-770-A12	0.0055	Low	0.0045	0.0044
MEG-Au.17.07	BV.	DS20-02 910-913-A12	0.0055	Low	0.0045	0.0045
MEG-Au.19.11	BV	DC21-05 71.5-76-A13	0.0368	Low	0.0343	0.0336
MEG-Au.19.11	BV	DR20-21 45-50-A13	0.0368	Low	0.0343	0.0016
MEG-Au.19.11	BV	DS20-02 606.5-612-A13	0.0368	Low	0.0343	0.0342
MEG-Au.19.11	BV	DS20-02 606.5-612-A13	0.0368	High	0.0394	0.0395

Gold Standard evaluated CRM data during and after drilling and generally followed up on CRM failures within a year of receipt of the assays. The degree to which a CRM assay exceeded the three standard deviation threshold was considered, and if the magnitude of the failure was sufficiently low, the associated assays were accepted. The location of the samples relative to mineralization was also considered. If the gold grades in the vicinity of the failed CRM assay were ≤0.003 oz Au/ton, which is within the outer shell domain at Dark Star, or outside optimized pits, then no action was taken. If CRM assay failures were significant and were within mineralized zones, further investigation was undertaken. Gold Standard would re-assay either the failed CRM only, five samples above and below the CRM, or the entire hole. Treatment of the data was then determined. No assay substitutions were indicated in Gold Standard’s or Orla’s documentation.

Upon acquisition of Gold Standard, Orla modified some of the QA/QC follow up procedures. Response time was shortened, and action was generally taken within one month of receipt of assay data. Five samples above and below the failed CRM were re-assayed rather than the CRM only, regardless of location with respect to mineralization. If results were still consistently high or low, more samples were re-assayed.

11.5.2.2	Drill Programs - Duplicates

One of two Excel files provided to MDA with QA/QC data for 2015 contains a compilation of analytical results for Bureau Veritas’ (Inspectorate) internal-preparation and pulp duplicates, which are from holes DS15-06 through DS15-12. There is no other duplicate data available for other holes drilled in 2015. Mr. Lindholm evaluated the results for these duplicates and found the inherent variability in the assays to be within expected limits. However, there was a negative bias in pulp duplicates with respect to the original analyses. The average difference of pulp duplicates at grades exceeding 0.0012 oz Au/ton relative to the originals is lower by 5.5%.

MDA was provided with QA/QC data for 2016 containing a compilation of Bureau Veritas’ internal preparation duplicate and replicate data, comprised of 185 preparation duplicate pairs and 198 pulp duplicate or replicate pairs. Evaluation of these revealed no significant issues.

Evaluation of the charts of 322 and 714 field duplicates analyzed in the 2017 and 2018 QA/QC data sets, respectively, revealed no significant issues.

Variability between 1,271 original samples and field duplicates in the 2019 to March 2020 data was reasonable, although two outliers were excluded. Less variability was evident in the 336 September 2020 to 2024 field duplicates. Variability in duplicate analyses compared to the originals generally reflects the natural heterogeneity inherent in gold deposits, although unequal sample splitting could be indicated as well.

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11.5.2.3	Drill Programs - Blanks

In 2015, Gold Standard used pulp blanks obtained from a vendor of standard reference materials. No issues with respect to contamination were indicated by the 148 analyses of the blank material.

In 2016, 572 commercial pulp blanks obtained from a vendor of CRMs were analyzed. No issues with respect to contamination were revealed by these analyses. Additionally, the data package for 2016 contains 535 analyses of a pulp blank used by Bureau Veritas as part of their internal QA/QC program. MDA evaluated these and found no values that would suggest contamination issues. Gold Standard compiled results from 205 coarse blanks analyzed by Bureau Veritas as part of their internal QA/QC protocol. The location with respect to mineralized samples within the analytical sequence of the blanks is not known, so some of the data may not be testing for contamination during sample preparation. Regardless, the blank analyses were within reasonable limits.

In 2017, Gold Standard included 170 pulp blanks obtained from a supplier of CRMs with drill samples. The analyses of these results revealed no significant issues with respect to contamination. Gold Standard inserted 111 samples of a coarse marble blank into the sample stream in 2017. In blanks from three holes analyzed in October and November 2017, there is a significant correlation between analyses of blanks that reported detectable gold and high gold values in preceding samples. Some contamination during sample preparation is suggested, however, the highest gold assay of a marble blank is 0.0006 oz Au/ton, which is well below potential mining cutoff grades. The occurrence of low levels of detectable gold in coarse blanks following relatively high-grade samples is not unusual and does not necessarily a systematic issue with respect to sample preparation. However, continued monitoring of coarse blank assays is warranted, and should be brought to the attention of the assaying lab if higher blank assay grades are received.

During the 2018 drill program, Gold Standard inserted pulp blanks into the RC sample stream, however, none were submitted with samples from core drilling. Most of the 364 blank analyses were within acceptable limits. Gold Standard re-analyzed part of the sample batch associated with one pulp blank gold assay of 0.0008 opt Au. It is not known if the re-analyses replaced the original assays. The 158 analyses of coarse marble blanks in 2018 indicate possible contamination during sample preparation between mid-July and mid-October. There was a correlation between detectable gold in the coarse blanks and the preceding relatively high-grade samples, similar to that which occurred in the 2017 drill program. The same conclusion applies in 2018, in that contamination during sample preparation is suggested, however, the blank assay values well below potential mining cutoff grades and a systematic, problematic contamination issue is not indicated. As always, continued monitoring of coarse blank assays is warranted, and should be brought to the attention of the assaying lab if higher blank assay grades are received.

The results for both the coarse and pulp blanks analysed from 2019 to the first quarter of 2020 were acceptable. No significant issue with respect to contamination was revealed. Eighty analyses of coarse blanks were analysed in a shipment of samples from four core holes. The results did indicate minor contamination in two of the samples during sample preparation, however the contamination is still below threshold of five-times the detection limits in use, and well below potential mining cut-off grades.

There was one significant failure associated with coarse (preparation) blanks analysed for the 2021 drill program. The blank assay of 0.0018 oz Au/ton followed a relatively high assay grade of 0.2 oz Au/ton. This failure was sample DC21-03 137-142.5-B2 in the Bureau Veritas certificate EKO21000183. The steps taken to follow up on this blank failure is not known, however, the blank assay value is well below a potential mining cutoff grade and indicates no systematic contamination issue. The eighty-eight pulp blanks analysed during the same period were within an acceptable range.

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11.5.2.4	Drill Programs - External Check Assays

11.5.2.4.1	ALS vs. Bureau Veritas Pulp Checks - 2015

In 2017, Gold Standard obtained re-analyses of pulps from the 2015 samples at ALS, for comparison with the original Bureau Veritas assays. MDA evaluated these check assays, as shown in Figure 11-3. In all, there are 443 sample pairs. ALS’ analyses are biased higher on average by about 4.7% relative to Bureau Veritas. Although the bias is not significant and the ALS assays compare reasonably well to the Bureau Veritas check assays, Gold Standard substituted some check assays by ALS for the original Bureau Veritas assays.

11.5.2.4.2	ALS vs. Bureau Veritas Pulp Checks - 2016

In 2017, Gold Standard obtained re-analyses of the 2016 samples at ALS, for comparison with the original Bureau Veritas assays. MDA evaluated these check assays, as shown in Figure 11-4. There are 1,376 sample pairs. ALS’ analyses are biased on average about 3.8% high relative to Bureau Veritas. Although the bias is not significant and the ALS assays compare reasonably well to the Bureau Veritas check assays, Gold Standard substituted some check assays by ALS for the original Bureau Veritas assays.

Figure 11-3: Dark Star Check Assays – ALS Assay vs. Bureau Veritas (Inspectorate), 2015

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Figure 11-4: Dark Star Check Assays - ALS Assay vs. Bureau Veritas (Inspectorate), 2016

11.5.2.4.3	ALS vs. Bureau Veritas Pulp Checks - 2017

In April and August 2018, Gold Standard submitted select pulps from three holes drilled in 2017 to outside labs as check assays. Pulps from one hole originally assayed by ALS were sent to Bureau Veritas (Inspectorate), and pulps from the other two holes originally assayed by Bureau Veritas were sent to ALS. In total, 175 check assay pairs were evaluated.

At grades up to about 0.0875 oz Au/ton, both sets of lab results compare well with little bias. Between about 0.0875 oz Au/ton and 0.2917 oz Au/ton, which is near the upper limit for ALS’ Au-AA23 analytical method, ALS is biased low by about 6.8% relative to Bureau Veritas based on relative differences of 14 sample pairs. Conversely, at grades above 0.2917 oz Au/ton, for which both labs used a gravimetric finish, ALS is biased on average about 4.6% high relative to Bureau Veritas, based on relative differences of five sample pairs. Although the biases demonstrated were low, no conclusive determination can be made due to the small number of sample pairs.

11.5.2.4.4	Bureau Veritas vs. ALS Pulp Checks - 2019

In March of 2020, 312 pulps from the 2019 drilling were submitted to American Assay as check assays. The relative difference plot shows an average mean of the pair of 4.69%, with original greater than check assays. The check assays were submitted for 30 g fire assay with an atomic absorption finish. Half (156) of the pulps were originally analysed by 30 g fire assay with an atomic absorption finish, while the other half were analysed by ICP “ultratrace” methods (diluted for lower detection limits). As expected, comparing the fire assay methods from the two labs gave a nearly perfect regression equation of:

y = 0.9597x - 0.0003,

The slope in the regression equation for the fire assay compared to the ICP “Ultra” method indicated more bias:

y = 0.7857x + 0.0018

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The ICP ultra method at AAL consistently tends to produce lower duplicate values and is noticeable in a scatter plot where original values are greater than 0.050 opt. Figure 11-5 shows the simple scatter plot with the original from Bureau Veritas (fire assay) and the duplicate from American Assay (ICP Ultra).

Figure 11-5: External Check Assays – BV (ICP Ultra Method) vs. AAL (Fire Assay), 2020

11.5.2.5	Twin Hole Analysis - 2018

Gold Standard drilled one core hole twin (DC18-09) of a RC drill hole (DR18-44). The holes were collared 18.7 ft (5.7 m) apart and intersected a significant amount of low- and high-grade mineralization. Core intervals were composited to 10 ft (3 m) to match the RC intervals to facilitate a more direct comparison of the data. The overall higher-grade intercepts are longer in the core hole, although the relative positions of mineralization are similar in the two holes. Average gold grade is higher in the core hole at 0.0569 oz Au/ton, compared to 0.0437 oz Au/ton in the RC hole (Figure 11-6). The core hole roughly confirms the data in the RC hole, but the results from a single pair of twinned holes do not necessarily apply to the drill campaign(s) as a whole. The single twin-hole comparison does suggest that grade of mineralization can vary greatly over short distances within the Dark Star deposit.

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Figure 11-6: Scatter Plot of Twin-Hole Analysis – DC18-09 (core) vs DR18-44 (RC)

11.5.3	Pinion Drill Programs - QA/QC

During the period 2014 through 2016, Gold Standard’s QA/QC program involved the use of pulp blanks and CRMs. No coarse blanks or duplicates were collected or analyzed during those years. In 2017 and 2024, Gold Standard’s QA/QC program was similar to the previous program, but with the addition of coarse blanks and RC rig (field) duplicates. Check assays were sent to referee laboratories from 2017 to 2021.

11.5.3.1	Drill Programs - CRMs

11.5.3.1.1	CRMs - 2014 – 2015

For drilling during 2014 and 2015, Gold Standard supplied MDA with the analyses of 773 CRMs. MDA prepared control charts to evaluate the combined 2014 and 2015 data for each of the eight CRMs used during the campaign. The results are summarized in Table 11-17. Details of the 11 failures are listed in Table 11-18.

Table 11-17: Summary of Results of Pinion CRM Analyses, 2014–2015

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-Au.10.02	0.0010	0.0010	0.0023	0.0006	180	Apr 2014	Dec 2015	1	1	-2.86
MEG-Au.10.04	0.0023	0.0023	0.0026	0.0019	123	Apr 2014	Dec 2015	0	0	1.28
MEG-Au.11.19	0.0035	0.0034	0.0040	0.0028	20	Apr 2014	July 2014	0	0	-2.50
MEG-Au.11.29	0.1076	0.1088	0.1304	0.0925	86	Apr 2014	Dec 2015	0	0	1.11
MEG-Au.13.02	0.0218	0.0221	0.0241	0.0198	164	July 2014	Dec 2015	0	0	1.74
MEG-S107007X	0.0445	0.0448	0.0484	0.0346	112	Apr 2014	Dec 2015	0	3	0.58
MEG-Au.11.34	0.0617	0.0671	0.1578	0.0537	52	July 2014	Dec 2014	6	0	-0.94
MEG-Au.11.17	0.0785	0.0816	0.0872	0.0767	36	June 2015	Dec 2015	0	0	3.90
Totals					773			7	4

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Table 11-18: List of Pinion Failed CRM Analyses, 2014–2015

CRM ID	Sample ID	Cert. Grade oz Au/ton	Fail Type High/Low	Fail Limit oz Au/ton	Failed Value oz Au/ton	Comment
MEG-Au.10.02	PIN14-20 650A	0.0010	Low	0.0007	0.0006
MEG-Au.10.02	PIN14-44 100B	0.0010	High	0.0014	0.0023	misidentification?
MEG-S107007X	PIN14-06 302A	0.0445	Low	0.0386	0.0382
MEG-S107007X	PIN14-09 350A	0.0445	Low	0.0386	0.0382
MEG-S107007X	PIN14-11 150A	0.0445	Low	0.0386	0.0346
MEG-Au.11.34	PIN14-11 450A	0.0617	High	0.0767	0.0831
MEG-Au.11.34	PIN14-18 250A	0.0617	High	0.0767	0.0965
MEG-Au.11.34	PIN14-34 250A	0.0617	High	0.0767	0.0811
MEG-Au.11.34	PIN14-38 250A	0.0617	High	0.0767	0.1578	misidentification?
MEG-Au.11.34	PIN14-52 250A	0.0617	High	0.0767	0.1557	misidentification?
MEG-Au.11.34	PIN14-56 250A	0.0617	High	0.0767	0.1047

Six high failures occurred for one CRM, MEG-Au.11.34, which represents a nearly 12% failure rate. The control chart for this CRM is shown in Figure 11-7, and explanations for the control charts are in Table 11-19. Some of the more extreme high failures listed in Table 11-18 could be mislabeled standards rather than actual failures, although this cannot be confirmed.

Table 11-19: Explanations for Control Charts

Mean and Standard Deviations Obtained from Certificate for CRM
USL	Upper Specification Limit	Target + 3 Std Dev
Target	Target Value
LSL	Lower Specification Limit	Target - 3 Std Dev
Mean and Standard Deviations Calculated Using Assays of CRMs
UCL	Upper Control Limit	Avg + 3 Std Dev
Avg	Mean Value
LCL	Lower Control Limit	Avg - 3 Std Dev

Figure 11-7: Control Chart for MEG-Au.11.34, Pinion, 2014–2015

Note: data points shown as hollow squares were not used in calculating the average and bias listed in Table 11-14.

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Another control chart, for MEG-S107007X, is shown in Figure 11-8. The first ten analyses highlighted in red, three of which are analytical failures, are biased conspicuously low. Possible causes for these low analyses include mis-labeled CRMs or, for that period in 2014, the laboratory was producing analyses that were significantly low, after which the instruments were adjusted. However, the latter is less likely because similar consistently low bias was not apparent in analyses of other CRMs during the same period. Regardless, there are no records to document an investigation by Gold Standard for these consistently low CRM assays, and confidence is lower for the assays associated with the respective sample batches.

Figure 11-8: Control Chart for MEG-S107007X, Pinion, 2014–2015

11.5.3.1.2	CRMs - 2016 – 2018

Gold Standard provided MDA with sets of control charts for CRMs used during the 2016, 2017, and 2018 drilling campaigns. The results are summarized in Table 11-20, Table 11-21, and Table 11-22.

No failures were identified in the data for CRMs in 2016, and only one occurred in 2017. Three high failures occurred in 2018, as indicated in Table 11-22 and listed in Table 11-23. One plotted at the three standard deviation threshold and was not considered problematic by Gold Standard and MDA. The assays associated with the other two high failures do not impact the gold model and mineral resources.

The magnitude of bias given in Table 11-20 and Table 11-21 are within the range that is expected for gold assays. However, the low bias observed for analyses of CRM MEG-Au.11.19 in 2018 (Table 11-22) is excessive. The first thirteen assays of the CRM have a reasonably low average bias of 2.3%. However, the last seven CRMs assays, analyzed from April 10 through April 29, 2018, are biased ~18.5% low, well outside a reasonable range. Possible explanations include an abrupt change in the physical character of the CRM or a change in the laboratory’s analytical instrumentation or process. Although none of the seven low-biased analyses is technically a failure according to the usual criteria, the demonstrated bias could indicate a systematic analytical issue that reduces confidence in associated assays. Another set of CRM samples with a similar order of magnitude gold grade, MEG-Au.17.06, was analyzed during the period April 11 through June 13, 2018, and show only a slight positive bias, suggesting the laboratory was not consistently producing analyses with a strong low bias during the period. Ultimately, the cause for the excessive bias is not known.

The number of CRMs in use has varied with each drilling program and fewer CRMs were employed in more recent years. Still, Gold Standard typically used one or more of each low-grade, mid-grade, and high-grade CRMs to represent the range of mineralized grades encountered at Pinion. However, except for a short period in mid-April, Gold Standard used only two low-grade CRMs in 2018, both with certified grades below a potential mining cutoff (Table 11-22). This is depicted graphically in Figure 11-10, which plots all assays of the three CRMs and associated samples. The grades tested by the low-grade CRMs clearly are not representative of the grade range of the sample assays.

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Table 11-20: Summary of Results of Pinion CRM Analyses, 2016

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-Au.10.02	0.0010	0.0010	0.0011	0.0008	73	June 2016	Jan 2017	0	0	-2.86
MEG-Au.10.04	0.0023	0.0023	0.0026	0.0020	68	June 2016	Jan 2017	0	0	2.32
MEG-Au.11.29	0.1076	0.1081	0.1202	0.1027	15	June 2016	July 2016	0	0	0.52
MEG-Au.13.02	0.0218	0.0221	0.0228	0.0213	25	June 2016	Jan 2017	0	0	1.73
MEG-S107007X	0.0445	0.0445	0.0475	0.0414	39	June 2016	Oct 2016	0	0	0
MEG-Au.11.17	0.0785	0.0813	0.0875	0.0709	43	June 2016	Jan 2017	0	0	3.44
Totals					263			0	0

Table 11-21: Summary of Results of Pinion CRM Analyses, 2017

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-Au.10.02	0.0010	0.0010	0.0012	0.0002	11	Nov 2017	Nov 2017	0	1	-2.86
MEG-Au.10.04	0.0023	0.0024	0.0025	0.0022	8	Nov 2017	Nov 2017	0	0	3.85
MEG-Au.12.21	0.0042	0.0040	0.0044	0.0036	31	Nov 2017	Dec 2017	0	0	-4.90
Totals					50			0	1

Table 11-22: Summary of Results of Pinion CRM Analyses, 2018

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-Au.17.06	0.0029	0.0029	0.0037	0.0024	258	11 Apr 2018	6 Jul 2018	3	0	2.32
MEG-Au.11.19	0.0035	0.0034	0.0040	0.0028	13	29 Mar 2018	9 Apr 2018	0	0	-2.31
MEG-Au.11.19	0.0035	0.0029	0.0030	0.0027	7	10 April 2018	29 Apr 2018	0	0	-18.45
MEG-Au.11.29	0.1076	0.1123	0.1268	0.0989	16	5 April 2018	20 Apr 2018	0	0	5.41
Totals					294			3	0

Table 11-23: List of Failed Pinion CRM Assays, 2018

CRM ID	Sample ID	Target for Std oz Au/ton	Fail Type High/Low	Fail Limit oz Au/ton	Failed Value oz Au/ton	Comment
MEG-Au.17.06	PR18-78 245-250-L1	0.0029	High	0.0035	0.0035	accepted by Gold Standard
MEG-Au.17.06	PR18-89 45-50-L1	0.0029	High	0.0035	0.0037	does not affect any mineral resource blocks
MEG-Au.17.06	PC18-03 32-34.5-L1	0.0029	High	0.0035	0.0036	samples re-run by Gold Standard; original assays replaced by re-runs in mineral resource estimate

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Figure 11-9: Control Chart for MEG-Au.11.19, Pinion, 2018

Note: Target, Average, USL, LSL, UCL, and LCL are determined from analyses of the CRM as explained in Table 11-19.

Figure 11-10: Grade and Date Ranges of 2018 Pinion CRMs

11.5.3.1.3	CRMs for Gold and Gold Cyanide Analyses - 2019 – 2020

Five CRMs were used during the 2019 and 2020 drill campaigns, and a total of 469 CRM analyses were obtained. With an insertion rate of about 1.2% for CRMs, 1.8% for blanks, and 0.8% for duplicates, a total insertion rate of 3.8% was maintained throughout the two drill campaigns. The laboratories used were Bureau Veritas, from January 2019 to October 2020, and Paragon Geochemical, from September 2020 to December 2020, with little overlap. For this reason, all standards were plotted across labs. A summary of the results of CRM analyses is shown in Table 11-24. There were 11 failures in the gold standards as shown in Table 11-25. It is not known if any action was taken to follow up on the failures.

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Table 11-24: Summary of Results of Pinion CRM Gold Analyses, 2019-2020

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Max	Min		First	Last	High	Low
MEG-Au.12.11	0.0427	0.0434	0.0462	0.0400	18	12-Dec-18	10-Dec-19	0	0	1.60
MEG-Au.17.05	0.0015	0.0015	0.0020	0.0010	130	18-Feb-20	1-Mar-21	1	4	0.0
MEG-Au.17.06	0.0028	0.0030	0.0034	0.0027	22	12-Dec-18	10-Dec-20	1	0	7.10
MEG-Au.17.07	0.0055	0.0057	0.0067	0.0048	167	12-Dec-18	1-Mar-21	2	0	3.60
MEG-Au.19.11	0.0368	0.0370	0.0398	0.0347	132	9-Jul-20	1-Mar-21	3	0	0.50
Totals					469			7	4

Table 11-25: List of Pinion Failed CRM Gold Assays, 2019-2020

CRM ID	Laboratory	Sample ID	Values in opt Au
			Target	Fail Type High/Low	Fail Limit	Failed Value
MEG Au.17.05	Paragon	PC20-10 107-112-A11	0.00152	low	0.00117	0.0011
MEG Au.17.05	Bureau Veritas	PR20-31 245-250-A11	0.00152	low	0.00117	0.0010
MEG Au.17.05	Paragon	PR20-54 45-50-A11	0.00152	low	0.00117	0.0008
MEG-Au.17.06	Bureau Veritas	PC19-12 367-372-L1	0.00283	high	0.00344	0.0034
MEG-Au.17.07	Bureau Veritas	PC18-29 218-223-A12	0.00548	high	0.00645	0.0065
MEG-Au.17.07	Bureau Veritas	PC19-07 37-42-A12	0.00548	high	0.00645	0.0067
MEG-Au.19.11	Paragon	LT20-10 245-250-A13	0.03684	high	0.03938	0.0397
MEG-Au.19.11	Bureau Veritas	PR20-22 445-450-A13	0.03684	high	0.03938	0.0398
MEG-Au.19.11	Bureau Veritas	PR20-24 45-50-A13	0.03684	high	0.03938	0.0397
MEG-Au.19.11	Paragon	PR20-58 445-450-A13	0.03684	High	0.03938	0.0398

Gold cyanide (AuCN) shaker-test analyses were performed on selected samples throughout the 2019-20 drilling programs. Both Bureau Veritas and Paragon Geochemical provided the analyses. Since no certified AuCN CRMs were obtained (and may not exist), the data was evaluated using means and standard deviations derived from the analyses. Using the mean grade for comparison, a measure of the consistency of the assaying is provided, but the accuracy of the analyses is not tested. CRM assay results are presented in Table 11-26. As expected with the applied methodology, only three samples exceeded the mean ±3 standard deviations limits. The three failures, two from Paragon and one from Bureau Veritas, are listed in Table 11-27.

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Table 11-26: Summary of Results of Pinion CRM AuCN Analyses, 2019-2020

CRM ID	AuCN Grades in oz Au/ton			Count	Dates Used		Failure Counts
	Target	Max	Min		First	Last	High	Low
MEG-Au.12.11	0.034	0.0403	0.0283	18	19-Dec-18	10-Dec-19	0	0
MEG-Au.17.06	0.0024	0.0032	0.0012	12	24-Dec-18	10-Dec-19	0	0
MEG-Au.17.07	0.0024	0.0056	0.0009	149	19-Dec-18	01-Mar-21	2	0
MEG-Au.19.11	0.0357	0.0403	0.0143	117	9-Jul-20	01-Mar-21	0	1
Totals				296			2	1

Table 11-27: List of Pinion Failed CRM AuCN Assays, 2019-2020

CRM ID	Laboratory	Sample ID	AuCN Values in oz Au/ton
			Target	Fail Type High/Low	Fail Limit	Failed Value
MEG-Au.17.07	Paragon	LT20-03 45-50-A12	0.00548	high	0.00516	0.00530
MEG-Au.17.07	Paragon	LT20-05 45-50-A12	0.00548	high	0.00516	0.00560
MEG-Au.19.11	Bureau Veritas	PC20-03 408.1-410-A13	0.03684	low	0.0357	0.0143

11.5.3.1.4	CRMs for Silver Re-Analyses of Pulps – 2019

In order to more accurately model silver domains, silver analyses were performed on pulps at original five-foot intervals from the 2014 to 2018 drilling campaigns to replace assays run on 20 to 30 ft (6.1 to 9.1 m) composited intervals. The re-runs were performed in March and April of 2019, and Gold Standard submitted 765 CRMs with the pulps using three different CRMs certified for silver. The properties of the three CRMs as well as the results of the 765 analyses of standards for silver are summarized in Table 11-28. The failures are listed in Table 11-29.

Table 11-28: Summary of Results of Pinion CRM Silver Analyses, 2019

CRM ID	Grades in oz Ag/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-LWA-34	0.0554	0.0379	0.0875	0.0146	331	20-Mar-19	10-Apr-19	0	33*	-31.6
MEG-Au.11.29	0.3908	0.4025	0.5833	0.0583	336	20-Mar-19	15-Apr-19	7	1	3.0
MEG-Au.13.03	0.1312	0.1400	0.1750	0.0583	98	18-Apr-19	27-Apr-19	0	1	6.7
Totals					765			7	2*
Note:	* the 33 failures of MEG-LWA-34 are not included in the calculation of the failure rate.

MEG-LWA-34 and MEG-Au.11.29 were used with samples from holes drilled in 2014 through 2018.

MEG-Au.13.03 was used with samples from holes drilled in 2014 through 2016.

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Table 11-29: List of Pinion Failed CRM Silver Assays

CRM ID	Sample ID	Target for Std (oz Ag/ton)	Fail Type	Fail Limit (oz Ag/ton)	Failed Value (oz Ag/ton)	Comment
MEG-LWA-34	33 samples	0.0554	low	0.0204	<0.0292	below detection limit; not material
MEG-Au.11.29	PR18-52 245-250-S2	0.3908	high	0.4696	0.5833
MEG-Au.11.29	PR18-01 245-250-S2	0.3908	high	0.4696	0.4958
MEG-Au.11.29	PR18-80 245-250-S2	0.3908	high	0.4696	0.5833
MEG-Au.11.29	PIN16-19 245-250-S2	0.3908	high	0.4696	0.5833
MEG-Au.11.29	PIN15-09 1845-1850-S2	0.3908	high	0.4696	0.5250
MEG-Au.11.29	PIN15-19 245-250-S2	0.3908	high	0.4696	0.5833
MEG-Au.11.29	PIN14-07 645-650-S2	0.3908	high	0.4696	0.5542
MEG-Au.11.29	PR18-74 645-650-S2	0.3908	low	0.3121	0.0583	sample mix-up?
MEG-Au.13.03	PIN14-27 45-50-S3	0.1312	low	0.0787	0.0583

MEG-LWA-34 is a low-grade standard with an expected value of approximately 0.0292 oz Ag/ton, which is near the lower detection limit of the analytical method. The 33 low failures are not material given the low precision of the analytical method and are not considered in the overall failure rate for silver CRMs.

The seven high failures of MEG-Au.11.33 were considered in context with silver assays of adjacent samples and location relative to mineral domains. The failures are not considered to be material with respect to the silver modeling and estimation.

The QA/QC data includes another 17 silver analyses of a CRM certified for gold but not for silver. The certificate characterizing the CRM notes an expected silver value of 0.0020 oz Ag/ton. The 17 analyses, reported in ppb silver and converted to oz Ag/ton, are within the range 0.0004 to 0.0009 oz Ag/ton. Given the low silver grades and the lack of certification for silver, Mr. Lindholm does not consider the results to be significant or material.

The overall contribution of silver to the project economics is small. Therefore, Gold Standard did not re-analyze any of the samples in analytical batches associated with the failed silver standard analyses.

11.5.3.1.5	CRMs - 2021 – 2024

Five different CRMs were in use throughout the 2021-2024 drilling campaigns by Gold Standard and Orla at Pinion. At least two were in use at any given time. The specifications for the CRMs used and the details of the 22 failures are summarized in Table 11-30 and Table 11-31, respectively.

Table 11-30: Summary of Results of Pinion CRM Analyses, 2021-2024

CRM ID	Au Grades in oz Au/ton				Count	Dates Used		Failure Counts
	Target	Average	Max	Min		First	Last	High	Low
MEG-Au.11.29	0.10649	0.10744	0.11074	0.10561	7	7/15/2024	11/28/2024	0	0
MEG-Au.17.05	0.00152	0.00157	0.00257	0.00111	148	1/11/2021	1/2/2025	8	1
MEG-Au.17.06	0.00283	0.00299	0.00306	0.00289	7	5/25/2021	5/25/2021	0	0
MEG-Au.19.11	0.03684	0.03615	0.04080	0.00047	95	1/11/2021	9/8/2023	5	4
MEG-Au.22.03	0.01992	0.01365	0.02021	0.00884	7	7/15/2024	11/28/2024	0	4
Totals								13	9

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Table 11-31: List of Pinion Failed CRM Assays, 2021-2024

CRM ID	Laboratory	Sample ID	Au Values in oz Au/ton
			Target	Fail Type High/Low	Fail Limit	Failed Value
MEG Au.17.05	Bureau Veritas	PC20-09 367-372-A11	0.00152	high	0.00187	0.00213
MEG Au.17.05	Bureau Veritas	PC20-10 107-112-A11	0.00152	high	0.00187	0.00242
MEG Au.17.05	Bureau Veritas	PC20-13 732-735.8-A11	0.00152	high	0.00187	0.00230
MEG Au.17.05	Bureau Veritas	PC20-13 732-735.8-A11	0.00152	high	0.00187	0.00257
MEG Au.17.05	Bureau Veritas	PC20-14 386-390.5-A11	0.00152	high	0.00187	0.00210
MEG Au.17.05	Bureau Veritas	PC20-15 244.5-249-A11	0.00152	high	0.00187	0.00201
MEG Au.17.05	Bureau Veritas	PR21-05 45-50-A11	0.00152	high	0.00187	0.00198
MEG Au.17.05	Bureau Veritas	PR21-06 445-450-A11	0.00152	high	0.00187	0.00190
MEG Au.17.05	Paragon Labs	PC20-10 107-112-A11	0.00152	low	0.00117	0.00111
MEG-Au.19.11	Bureau Veritas	PC20-09 110.5-113.8-A13	0.03684	high	0.03937	0.04080
MEG-Au.19.11	Bureau Veritas	PC20-10 182-185.5-A13	0.03684	high	0.03937	0.03972
MEG-Au.19.11	Bureau Veritas	PC20-11 143-148-A13	0.03684	high	0.03937	0.03946
MEG-Au.19.11	Bureau Veritas	PC20-11 410.5-411.5-A13	0.03684	high	0.03937	0.03970
MEG-Au.19.11	Bureau Veritas	PC20-13 698.5-700-A13	0.03684	high	0.03937	0.04016
MEG-Au.19.11	American Assay	PR22-01 45-50-A13	0.03684	low	0.03430	0.00963
MEG-Au.19.11	American Assay	PR22-02 45-50-A13	0.03684	low	0.03430	0.00933
MEG-Au.19.11	American Assay	PR22-05 45-50-A13	0.03684	low	0.03430	0.00919
MEG-Au.19.11	American Assay	PR22-06 45-50-A13	0.03684	low	0.03430	0.00047
MEG-Au.22.03	Bureau Veritas	PR24-01 245-250A6	0.01992	low	0.01835	0.00884
MEG-Au.22.03	Bureau Veritas	PR24-01 45-50A6	0.01992	low	0.01835	0.00890
MEG-Au.22.03	Bureau Veritas	PR24-02 245-250A25	0.01992	low	0.01835	0.00928
MEG-Au.22.03	Bureau Veritas	PR24-02 45-50A25	0.01992	low	0.01835	0.00898

Of particular interest are the four low failures for MEG-Au.22.03, which occurred at Bureau Veritas within a two-day period. There were no failures associated with the only other CRM used (MEG-Au.11.29) during this time at Bureau Veritas. The manufacturer of the CRM was contacted, and it was determined that mislabeled CRMs were shipped to Orla. It was noted in Gold Standard reports that some CRM failures could be attributed to mislabeled CRMs, although this cannot be confirmed.

Gold Standard evaluated CRM data during and after drilling and generally followed up on CRM failures within a year of receipt of the assays. The degree to which a CRM assay exceeded the three standard deviation threshold was considered, and if the magnitude of the failure was sufficiently low, the associated assays were accepted. The location of the samples relative to mineralization was also considered. If the gold grades in the vicinity of the failed CRM assay were ≤0.003 oz Au/ton, which is within the outer shell domain at Dark Star, or outside optimized pits, then no action was taken. If CRM assay failures were significant and were within mineralized zones, further investigation was undertaken. Gold Standard would re-assay either the failed CRM only, five samples above and below the CRM, or the entire hole. Treatment of the data was then determined. No assay substitutions were indicated in Gold Standard’s or Orla’s documentation.

Upon acquisition of Gold Standard, Orla modified some of the QA/QC follow up procedures. Response time was shortened, and action was generally taken within one month of receipt of assay data. Five samples above and below the failed CRM were re-assayed rather than the CRM only, regardless of location with respect to mineralization. If results were still consistently high or low, more samples were re-assayed.

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11.5.3.2	Drill Programs - Field Duplicates

11.5.3.2.1	Field Duplicates - 2017 – 2018

In 2017 and 2018, Gold Standard collected field duplicates at approximately 100 ft (30.5 m) intervals, which is two or three duplicates per hole for the generally shallow drilling. Duplicates were obtained by collecting two samples simultaneously from a rotating wet splitter. Gold Standard did not collect duplicate samples in prior years.

MDA/RESPEC prepared three types of charts from the duplicate data:

•	Scatterplots showing an RMA regression;
•	Quantile/quantile plots; and
•	Relative difference plots (see explanation, below).

MDA/RESPEC calculated the relative percent differences as a percentage for each duplicate pair relative to the lesser value of the original or duplicate assay as follows:

Equation 1

This equation produces the largest possible relative percent difference values and is reported in all tables and charts produced for evaluation of duplicate and check assay analyses in this report. MDA/RESPEC also performed an alternative calculation as part of the evaluation of duplicates using the following:

Equation 2

Table 11-32 summarizes the results for the evaluation of the field duplicate analyses. The average relative percent difference is an indication of the bias between the duplicate and the original assays. When duplicate grades are overall greater than original sample grades, the average relative differences and bias are positive. The average of the absolute values of the relative percent differences is an indication of the magnitude of variability between the duplicate and original assays.

Table 11-32: Summary of Results for Pinion Field Duplicates, 2017-2018

Type	Period	Corr. Coeff.*	Counts			RMA Regression	Averages as Percent
			All	Used	Outliers	(y = dup, x = orig)	Rel Pct Diff	Abs Rel Pct Dif
Field Duplicate	2017 - 2018	0.95	331	277	2	y = 1.059x - 0.010	-4.8	27.6

The difference between the total number of pairs in the data set (All) and the number of pairs used (Used) in the evaluation reflects the number of sample pairs excluded because one or both analyses are below the analytical detection limit. Two outlier pairs were also excluded because the relative percent differences excessively skewed the statistical analysis of the data set. Therefore, the averages reported in the table are for all grades above the detection limit and excluding outlier sample pairs. Because a single average for the entire set of duplicates data does not provide context with respect to grade ranges or higher sample pairs that might still skew the data, the relative difference chart is presented in Figure 11-11.

The average relative percent differences given in Table 11-32, and the moving average line (in red) in Figure 11-11 indicate there is a tendency for the field duplicate samples to have slightly lower grades than the originals (when duplicate grades are greater than original sample grades, the moving average line plots above the 0% line). The bias is most pronounced at mean grades below about 0.0058 oz Au/ton. Bias is almost absent at higher grades.

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There is no information on which to base any opinion as to the cause of the low bias in the duplicates at lower grades. RESPEC suggests that Gold Standard review procedures used for sampling, sample preparation, and analysis to determine if a cause can be identified and take corrective action if necessary.

Figure 11-11: Relative Percent Difference Plot of Gold in Pinion Field Duplicates, 2017-2018

The 2019 silver assays of pulps from earlier Gold Standard drill-hole samples included 309 samples with the suffix “dup.” MDA/RESPEC matched these to the original sample assays and evaluated the resulting duplicate pairs. A summary of the evaluation is given in Table 11-33.

The silver duplicate assay data includes 12 and 202 pairs for which one or both, respectively, of the analyses were below the lower detection limit of the analytical method. These 214 sample pairs excluded from the statistical analyses in Table 11-33, so that only 95 pairs with detectable silver in both assays were used in the evaluation. The results do not indicate excessive bias or variability.

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Table 11-33: Summary of Results for Pinion Silver Pulp Re-Assays, 2017-2018

Type	Comment	Corr. Coeff.	Ag Grade Averages (oz Au/ton)		Counts			RMA Regression (y = dup, x = orig)	Averages as Percent
			Mean of Pair	Dup – Original	All	Used	Outliers		Rel Pct Diff	Abs Rel Pct Dif
Pulp Re-Assay	all available excluding outliers	0.93	0.178	-0.006	309	95	0	y = 0.987x – 0.219	-3.2	30.3

11.5.3.2.2	Gold Analyses of Field Duplicates - 2019 – 2020

In both 2019 and 2020, Gold Standard collected field duplicates at intervals of 100 ft (30.5 m), which resulted in an average of about six duplicates per hole. A total of 713 field duplicates were taken, the results of which are summarized in Table 11-34. All original and duplicate samples in 2019 and 2020 were analyzed by the same lab. After excluding two outlier pairs where the absolute relative percent difference was greater than 2,000 percent, the regression line nearly coincides with the y=x line (Figure 11-12). Visually, there appears to be some bias with more original values greater than duplicate assays. However, the bias and variability noted is not excessive.

Table 11-34: Summary of Results for Pinion Field Duplicate Gold Analyses, 2019-2020

Type	Period	Counts			RMA Regression	Averages as Percent
		All	Used	Outliers	(y = dup, x = orig)	Rel Pct Diff	Abs Rel Pct Diff
Field Duplicate	2019 - 2020	713	711	2	y = 0.989x - 0.0002	-2.05	21.8

Figure 11-12: Plot of Pinion Gold Field Duplicates, 2019-2020

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11.5.3.2.3	Field Duplicates - 2023 – 2024

Field duplicates were submitted in 2023 and 2024 for assays to Bureau Veritas with original samples. The summary statistics for all the duplicate types are provided in Table 11-35. Of the 209 field duplicate pairs, there are nine outliers above a relative percent difference of 200%, and of these, three are above 600%. The bias and variability indicated for the remaining sample pairs is minimal.

The 114 preparation duplicates were analyzed by AAL in 2022 and 2023 in a single batch. No outlier sample pairs were removed. There was almost no bias associated with the data, and the variability was low with all but three relative differences within 100% and the highest at 150%.

Table 11-35: Summary of Results for Pinion Gold Field and Preparation Duplicates, 2022-2024

Type	Laboratory	Period	Counts			RMA Regression	Averages as Percent
			All	Used	Outliers	(y = dup, x = orig)	Rel Pct Diff	Abs Rel Pct Diff
Field Duplicate	BV	2023-24	218	209	9	y = 1.0746x + 0.0000	-1.48	7.63
Prep Duplicate	AAL	2022-23	114	114	0	y = 1.0745x - 0.0001	-0.09	15.5

11.5.3.3	Drill Programs - Blanks

11.5.3.3.1	Gold Analyses of Pulp Blanks - 2014 – 2016

During the period 2014 to 2018, Gold Standard used certified pulp blanks obtained from a supplier of CRMs. Pulp blanks test for contamination during the analytical phase in the laboratory, but not the sample preparation process where the large majority of contamination occurs.

There were 422 pulp blanks analyzed in 2014. The blanks were inserted into the sample stream every 100 ft (30.5 m). Five blanks in drill hole PIN14-44, were marked in the database as “labelled wrong,” and were disregarded in the current evaluation. Among the remaining 417 blank analyses, six reported detectable gold. The maximum value of 0.0005 oz Au/ton detected in the pulp blanks is considered negligible and does not exceed the warning limit of five times the detection limit.

In 2015, a total of 296 samples of pulp blanks were assayed at down-hole intervals of 100 ft (30.5 m). A chart of the blank analyses plotted with assays of the preceding samples is presented in Figure 11-13. Some detectable gold was reported in 19 of the 296 analyses of the 2015 pulp blanks. In nine of these cases, the values were low at 0.0001 to 0.0002 oz Au/ton and did not exceed the warning limit. However, ten of the samples, all from drill hole PIN15-14, were assayed for gold in the range of 0.0009 to 0.0024 oz Au/ton. Most of these are considered blank failures, and the cluster of high blank assays do not correlate with mineralized samples as shown on Figure 11-13. Gold Standard obtained re-analyses of fourteen mineralized samples associated with the blank assay failures. Table 11-36 compares the averages of the original gold analyses and the re-run assays. Re-run assays for the interval 710 to 765 ft (216.4 to 233.2 m) are on average lower than the original assays, but still exceed the blank analysis warning limit. The re-run assays were substituted for original assays in the Pinion database.

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Figure 11-13: Pinion Blank and Preceding Sample Gold Assays, 2015

Table 11-36: Comparison of Original and Re-Assays from PIN15-14

From-To in ft	Length in ft	Average grade original (Au-AA23?)	Average grade re-runs (Au-AA23)
710 – 765	55 ft	0.0121 oz Au/ton	0.0102 oz Au/ton
800 – 815	15 ft	0.0029 oz Au/ton	0.0029 oz Au/ton

During the 2016 drilling campaign Gold Standard used a pulp blank with a certified value of “<0.003 ppm Au” (0.0029 oz Au/ton). In all, 255 pulp blanks were inserted into the analytical stream every 100 ft (30.5 m). Only one blank assay had a detectable gold value (0.0002 oz Au/ton), which did not exceed the warning limit.

11.5.3.3.2	Gold Analyses of Pulp and Coarse Blanks - 2017 – 2018

In 2017 and 2018, Gold Standard used both coarse and pulp blanks. The certified pulp blank was obtained from a commercial supplier (MEG-Blank.14.03), and the coarse blank is designated as “Gold Standard marble”. Coarse blanks undergo the full sample preparation and analytical process and provide a test for contamination during the sample preparation process.

MDA prepared charts for both blank types separately. Only four of 159 pulp blank analyses exceeded the detection limit. The highest grade reported was 0.0003 oz Au/ton, which is below the warning limit. Similarly, 11 of the 58 analyses of coarse blanks were above the detection limit, with a high value of 0.0003 oz Au/ton. The correlation coefficient between the blanks and the preceding samples is a statistically significant 0.5. This suggests minor contamination during the crushing and grinding process in the laboratory. The degree of contamination, however, is insignificant, because all analyses were below the warning limit.

11.5.3.3.3	Silver Analyses of Pulp and Coarse Blanks - 2014 – 2018

The QA/QC data for silver include 646 analyses of pulp blanks, analysed with batches of samples from the 2014 through 2018 drill campaigns. Only one blank assay was greater than the detection limit as shown in Table 11-37, and the single assay did not exceed the warning limit.

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Table 11-37: Results of Pinion Silver Analyses of Pulp Blanks

Analytical Result	Count of Analyses
below detection limit of 0.0292 oz Ag/ton	632
at detection limit of 0.0292 oz Ag/ton	13
0.0583 oz Ag/ton	1

One silver analysis of a coarse blank submitted to Bureau Veritas with samples in a 2014 drill hole was below detection. Another 14 coarse blanks were submitted with 2018 core hole samples. The detection limit for the analytical method used at Bureau Veritas was low at 0.0001 oz Ag/ton. All samples returned results above the detection limit in the range 0.0001 to 0.0008 oz Ag/ton. The warning limit of 0.0005 oz Ag/ton was exceeded by some of the blank assays, however, the highest value is too low to suggest contamination during sample preparation. There was no statistically meaningful correlation between the blank and preceding sample analyses.

11.5.3.3.4	Gold Analyses of Pulp and Coarse Blanks - 2019 – 2020

During the 2019 to 2020 drill campaign, three certified pulp blanks from MEG were used. The detection limits for gold were <0.00029 oz Au/ton at Bureau Veritas and 0.000146 oz Au/ton at Paragon. Of the 214 blanks analyzed for gold, only one value was above the warning limit (five times the detection limit). The pulp blank analysis failure occurred at Bureau Veritas and is depicted in Figure 11-14. Gold Standard documentation attributes the blank failure to a mislabeled sample, however, this cannot be confirmed. Regardless, a single blank assay exceeding the warning limit does not indicate systematic analytical contamination.

Figure 11-14: Pinion Pulp Blank MEG-SiBLANK.17.10 and Preceding Sample Gold Assays, 2019-2020

The gold coarse blank material used by Gold Standard was identified as “GSV Marble Blank”. Little or no detectable gold was returned for the 114 samples analyzed, and none exceeded the warning limit. There was no apparent relationship with detectable gold and preceding sample grade.

11.5.3.3.5	Silver Analyses of Pulp Blanks - 2019

The detection limit for the 2019 silver pulp re-runs is unusually high at 0.0292 oz Ag/ton. The warning limit of five times the detection limit (0.146 oz Ag/ton) is correspondingly high and was not exceeded by the blank assays. There were 15 analyses of 668 total silver pulp blanks that returned anomalous detectable silver, which are listed in Table 11-38. Although the anomalous silver blank grades are notable given the high detection limit assays, the values are below levels that would impact silver domain modeling and project economics.

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Table 11-38: Anomalous Blank Sample Silver Assays for Pinion CRM MEG-SiBlank.17.10

Certificate	Method	Preceding		Blank CRM (MEG-SiBlank.17.10)
		Sample	Value (oz Ag/ton)	Sample	Value (oz Ag/ton)
EKO19000099	AA	PIN17-18 145-150	0.05833	PIN17-18 145-150-B3	0.02917
EKO19000104	AA	PIN16-03 745-750	0.05833	PIN16-03 745-750-B3	0.05833
EKO19000125	AA	PIN16-22 145-150	0.01458	PIN16-22 145-150-B3	0.02917
EKO19000129	AA	PIN15-02 145-150	0.02917	PIN15-02 145-150-B3	0.02917
EKO19000129	AA	PIN15-02 745-750	0.02917	PIN15-02 745-750-B3	0.02917
EKO19000166	AA	PIN14-03 145-150	0.01458	PIN14-03 145-150-B3	0.02917
EKO19000154	AA	PIN15-23 545-550	0.01458	PIN15-23 545-550-B3	0.02917
EKO19000156	AA	PIN15-24 145-150	0.02917	PIN15-24 145-150-B3	0.02917
EKO19000203	AA	PIN14-40 545-550	0.05833	PIN14-40 545-550-B3	0.02917
EKO19000203	AA	PIN14-40 745-750	0.02917	PIN14-40 745-750-B3	0.02917
EKO19000209	AA	PIN14-46 545-550	0.01458	PIN14-46 545-550-B3	0.02917
EKO19000206	AA	PIN14-43 145-150	0.02917	PIN14-43 145-150-B3	0.02917
EKO19000191	AA	PIN14-28 145-150	0.01458	PIN14-28 145-150-B3	0.02917
EKO19000216	AA	PIN14-53 145-150	0.02917	PIN14-53 145-150-B3	0.02917
EKO19000218	AA	PIN14-55 490-495	0.01458	PIN14-55 145-150-B3	0.02917

11.5.3.3.6	Gold Analyses of Pulp and Coarse Blanks - 2021 – 2024

The “GSV Marble Blank” coarse blank was used throughout the 2021 to 2024 drill programs. In 2021 and 2023, 64 and 13 coarse blanks were submitted to the Paragon and AAL, respectively. A total of 186 coarse blanks were sent to Bureau Veritas in late 2021 and 2024. A chart of all 263 coarse blanks is shown in Figure 11-15. No blank assays exceeded the warning limit, however, there were numerous values above detection that can be associated with relatively high grades of preceding samples.

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Figure 11-15: Results of Pinion Coarse Blank Analyses of Gold, 2021-2024

The commercially available pulp blanks MEG-Blank.14.03 (2023) and MEG-SiBlank.17.11 (2021 and 2024) were also used. A single failure occurred which does not indicate a systemic issue with contamination during sample preparation during this period. Gold Standard did not follow up on the single failure because the drill hole was located at the LT prospect outside the Pinion deposit area, and was not associated with mineralized samples.

11.5.3.3.7	Silver Analyses Pulp and Coarse Blanks - 2021 – 2024

The coarse blank “GSV Marble” was also analyzed for silver using four-Acid ICP and AA methods, with detection limits of 0.00583 opt Ag and 0.01458 opt Ag, respectively. Five samples were assayed by AAL, one by Bureau Veritas, and 128 by Paragon Labs in the 2021 to 2024 period. No samples exceeded the warning limits. A pulp blank, MEG-SiBlank.1711, was also analyzed at Paragon Labs. None of the 28 pulp blank analyses exceeded the warning limit.

11.5.3.4	Drill Programs - External Check Assays

11.5.3.4.1	External Check Assays - 2017 – 2018

In April and August 2018, Gold Standard pulps from two holes drilled in 2017 that were originally assayed by ALS were sent to Bureau Veritas for check assays. In total, 95 original and check assay pairs were produced. MDA evaluated the data with the same types of charts, calculations and statistics used to evaluate other field, preparation and pulp duplicates in previous and subsequent parts of Section 11. Differences were calculated so that when an ALS assay was higher than the Bureau Veritas assay, the difference is positive, and vice versa.

The results of MDA’s evaluation are summarized in Table 11-39, and the relative percent differences by mean grade are illustrated in Figure 11-16. Thirteen pairs with a mean grade less than 0.0010 oz Au/ton were excluded from the comparison because at the lowest grades, small differences are magnified, and statistics are skewed.

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Table 11-39: Summary of Results for 2018 Check Assays of 2017 Pinion Samples

Type	Comment			Corr. Coeff.	Grade Averages (oz Au/ton)
					Mean of Pair	Dup – Original
Check	all available excluding Au < 0.0010			0.999	0.0313	-0.0001
Check	subrange 0.0012 ≤ mop < 0.0058			0.986	0.0029	0.0002
Check	subrange mop > 0.0058 opt			0.999	0.0430	-0.0003
Type	Counts			RMA Regression (y = ALS, x = bv)	Averages as Percent
	All	Used	Outliers		Rel Pct Diff	Abs Rel Pct Dif
Check	95	82	-	y = 0.976x + 0.021	1.4	4.4
Check	24	24	-	y = 1.136x – 0.007	4.7	7.2
Check	58	58	-	y = 0.971x + 0.034	0.0	3.3

Notes:	The differences between the number of duplicate pairs available (All) and those “Used” occurs because very low-grade pairs were excluded from statistical calculations, as were outliers. “mop” indicates mean of pair. Pairs in which one or both assays are below detection limit are not used in statistical calculations. Relative differences in these tables are those calculated using Equation 1 in Section 11.5.3.2.1.

Figure 11-16: Gold Relative Percent Difference –ALS vs. Bureau Veritas, Pinion Pulps, 2017

The bias in the data is different for two grade subranges on the chart (Figure 11-16). For sample pairs with mean grades between 0.0010 oz Au/ton and 0.0058 oz Au/ton, ALS was on average biased higher than Bureau Veritas by an average relative percent difference of 4.7%. The bias appears to be due to three relatively high relative differences. For pairs with mean grades greater than 0.0058 oz Au/ton, which comprises about 60% of the data, there was effectively no overall bias. Excepting the three high relative difference sample pairs, the variability is low at less than 10%. Overall, the demonstrated bias and variability is not excessive.

11.5.3.4.2	External Check Assays - 2021

In March of 2021, 1,878 pulp duplicates originally analyzed by Paragon were submitted to Bureau Veritas for check assay analyses. A total of 703 sample pairs with one or both assays at/or below the laboratory’s respective detection limits were not considered in the analysis. One outlier sample pair with a relative percent difference greater than 2,000% was also excluded. A scatterplot of the data and the RMA regression equation in Table 11-40 demonstrate reasonable correlation between original and duplicate assays. However, the average relative percent difference is high, indicating a moderate bias with Bureau Veritas check assay grades higher than the Paragon original assays. There is not enough information to determine which laboratory is providing more accurate assays, although there were several high CRM failures associated with the Bureau Veritas analyses.

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Table 11-40: Summary of Results for Pinion Gold Check Assays, 2021

Type	Laboratory	Period	Counts			RMA Regression	Averages as Percent
			All	Used	Outliers	(y = dup, x = orig)	Rel Pct Diff	Abs Rel Pct Diff
Check Assay (pulp)	PGN vs BV	2021	1175	1174	1	y = 1.0068x + 0.0002	19.27	44.4

11.5.3.5	Twin Hole Analyses

In 2018, four core holes were drilled into the Pinion deposit to obtain material for metallurgical testing. These holes were twins of previously drilled RC holes. The length and grade of the intersected mineralization was compared between these four sets of twin holes. For the 564 ft (171.9 m) of drilling in the mineralized zones, the average grade was 21% higher in the core holes (Table 11-41). A histogram of the two sets of data indicates more low-grade samples in the four RC holes (Figure 11-17).

Table 11-41: Summary of Pinion Twin Hole Results

	RC Holes	Diff.	Core Holes	Units
Count	185		120
Length	564	0%	566	ft
Grade	0.014	21%	0.017	oz Au/ton
Metal	8.1	21%	9.8	ft x (oz Au/ton)

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Figure 11-17: Histogram of Pinion 2018 Twin Drill-Hole Samples

11.5.3.6	QA/QC on Barium Assays

Because metallurgical investigations indicated that the quantity of barite could potentially affect gold recovery, Gold Standard obtained substantial barium analyses from drill samples. Initial barium analyses by ICP methods with two-acid digestion have been shown to be incorrect at grades above ~0.1% to ~0.2%. Barium was subsequently analyzed at AAL on existing pulps using a pressed-powder XRF-ED analysis (method Ba ED-XRF E5 with a lower detection limit of 0.003% Ba). There were 938 barium assays performed at AAL using this method. In addition, 21,747 loose-powder NITON XRF measurements of barium were performed on drill-sample pulps by independent contractor Rangefront Geological.

A total of 4,235 duplicate readings of barium content by the NITON XRF instrument were also taken by independent contractor Rangefront Geological. MDA compared 4,091 of these duplicate loose-powder NITON XRF readings to determine variability of results. Seventeen pairs were determined to be extreme outliers and removed from the calculations. No significant biases were noted, and reproducibility was shown to be just over 10%.

For comparison to the Gold Standard loose-powder NITON XRF data, only 32 sample pulps were analyzed at AAL by a) ICP following a two-acid digestion, b) ICP following a five-acid digestion, c) loose-powder NITON-XRF, d) pressed-powder XRF-ED, and e) XRF-WD (lithium metaborate fusion). The two-acid ICP analyses were 95% lower than the loose-powder NITON-XRF measurements, and the five-acid ICP analyses were 91% lower. The pressed-powder XRF-ED and XRF-WD analyses were 86% and 87% higher than the corresponding loose-powder NITON-XRF measurements, respectively. While thirty-two samples are not a statistically significant data set, the results do indicate good correlation with the XRF-ED analyses with a slope to the regression line of 0.55. The XRF-ED analyses are being applied in the metallurgical test work (see Section 13.1).

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11.5.4	Jasperoid Wash Drill Programs - QA/QC

The only QA/QC data available for Jasperoid Wash work prior to 2022 was from Gold Standard’s drilling campaigns in 2017 and 2018. Table 11-42 summarizes the quantities and results of QA/QC data.

Table 11-42: Summary Counts of Jasperoid Wash QA/QC Analyses

QA/QC Type	2017	2018
Number CRMs in Use	2	1
Number of CRM Analyses	93	93
Number of CRM Failures	1	1
Field Duplicates	113	153
Pulp Blanks	66	75
Coarse Blanks	-	10

11.5.4.1	Drill Programs - CRMs

11.5.4.1.1	CRMs - 2017 – 2018

In 2017 and 2018, although three CRMs were used, only one was in use at Jasperoid Wash at any given time. The expected values for all three CRMs were either below or very close to a potential mining cutoff grade. Only one CRM failure occurred in each of the 2017 and 2018 drilling programs, yielding a failure rate of 1.1% for each year. Gold Standard reports indicate that there were no mineralized samples associated with the 2017 CRM failure, so no remedial action was performed. A mislabeled sample was a possible cause of the 2018 failure, although this could not be confirmed. For future drilling, it is recommended to use more than one CRM simultaneously, and to use CRMs with a range of target values that represent grades of economic importance.

11.5.4.1.2	CRMs - 2022 – 2024

Two CRMs were used during the Jasperoid Wash 2022-2024 drill programs. Results are summarized in Table 11-43, and no CRM failures were reported. As in the 2017-2018 drilling programs, the CRMs were either at or below a potential mining cutoff grade. It is recommended to use CRMs that represent the range of gold grades in the Jasperoid Wash deposit.

Table 11-43: Summary of Results of Jasperoid Wash CRM Analyses, 2022 – 2024

CRM ID	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low
MEG-Au.17.05	0.0015	0.00155	0.00178	0.00131	50	Nov 2022	Sep 2024	0	0	2.15
MEG-Au.17.07	0.0055	0.00564	0.00615	0.00540	46	Nov 2022	Jan 2025	0	0	4.76
Totals					97			0	0

11.5.4.2	Drill Programs - Field Duplicates

11.5.4.2.1	Field Duplicates - 2017 – 2018

Field duplicates were evaluated with the same types of charts, calculations and statistics used to evaluate other field, preparation and pulp duplicates in previous and subsequent parts of Section 11. The average relative percent differences and relative percent difference charts for the 2017 duplicates revealed minimal bias, and the variability was low at about 20%.

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Some low to moderate bias was observed in the 2018 field duplicate data. Below 0.0025 oz Au/ton, the duplicate grades are biased low relative to the originals by ~5%, whereas the duplicates are biased high at ~8% at higher grades. Variability is high at 41% and low at 15% in the low- and high-grade ranges, respectively. The cause for the moderate biases is unknown. Variability tends to be relatively high for field duplicates, particularly at lower grades, and generally reflects the natural heterogeneity in the distribution of gold in the deposit.

In addition to field duplicates, preparation and pulp duplicates are useful, and should be collected, analyzed and evaluated in future drill programs. Check assay pulp splits analyzed at a referee laboratory are also important for testing the accuracy of the original analyses.

11.5.4.2.2	Field and Preparation Duplicates - 2022 – 2024

A total of 74 field duplicates and 86 preparation duplicates were analyzed during the 2022-2024 drilling programs. Summary statistics for both duplicate sets are provided in Table 11-44. There is only one sample pair in the field duplicate data with a relative percent difference of around 200%. All other relative percent differences are ≤100%. One outlier sample pair was removed from the preparation duplicate set, and only two sample pairs have relative percent differences above 100%. Bias in both duplicate sets is minimal, and variability is low. As expected, the average bias and variability is lower in the preparation duplicate data than for field duplicates.

Table 11-44: Summary of Results for Jasperoid Wash Field and Preparation Duplicates, 2022-2024

Type	Laboratory	Period	Counts			RMA Regression	Averages as Percent
			All	Used	Outliers	(y = dup, x = orig)	Rel Pct Diff	Abs Rel Pct Diff
Field Duplicate	BV	2022-24	74	74	0	y = 1.16x - 0.0001	2.09	17.7
Preparation Dup	AAL	2022-24	86	86	1	y = 0.942x - 0.0001	-1.54	13.8

11.5.4.3	Drill Programs - Blanks

11.5.4.3.1	Blanks - 2017 – 2018

Nearly all blank material submitted with Jasperoid Wash samples in 2017 and 2018 were pulps that were obtained from a certified CRM supplier. Pulp blanks were inserted at a rate of one every 200 ft (61 m), and 66 and 75 were analyzed in 2017 and 2018, respectively. Ten coarse blanks were also submitted in 2018 only with samples from one drill hole, JW18-01. All but four of the pulp blanks and none of the coarse blanks were above the detection limit of 0.00015 oz Au/ton. The highest blank analysis was 0.00018 oz Au/ton, well below the warning limit.

11.5.4.3.2	Blanks - 2022 – 2024

During the 2022-2024 drill programs, coarse blanks (GSV Marble Blank) and commercially available pulp blanks (MEG-SiBlank.17.11) were submitted with drill-hole samples. Twenty-eight and 24 coarse blanks were sent to Bureau Veritas and AAL, respectively. Sixteen pulp blanks were sent to AAL in November and December of 2022. No assays of either blank type exceeded the warning limit of five times the detection limit.

11.5.5	North Bullion Deposits Drill Programs - QA/QC

All QA/QC data for exploration and delineation drilling from the North Bullion deposits, which includes North Bullion, Sweet Hollow, POD, and South Lodes, were evaluated together. All of the QA/QC data evaluated was from modern drilling by Gold Standard and Orla that have been utilized in part to validate the assay database. There was some QA/QC data associated with historical drilling in paper laboratory reports and certificates. However, none were in digital format, and the origin and quality of much of the information was unknown and was not evaluated. Mr. Lindholm recommends that any historical QA/QC data be compiled and evaluated, to the extent practical.

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Gold Standard incorporated a substantial number of blanks, CRMs and duplicates with assays for exploration and delineation drilling between 2010 and 2020 at the North Bullion deposit. Until recently, most of the drilling at Sweet Hollow, POD, and South Lodes was pre-Gold Standard. For all drilling campaigns prior to 2021, the steps taken to follow up on QA/QC failures are not known.

11.5.5.1	Drill Programs - CRMs

11.5.5.1.1	CRMs - 2010 - 2020

MDA/RESPEC reviewed the CRM assay results from 2010 to 2020 Gold Standard drilling as a single data set. During the period, 22 different CRMs were submitted with drill samples, and all were obtained from MEG. Most individual CRMs were in use for one to four years, but some were used for the entire 11-year period. The target grades for the CRMs range from a low of 0.0011 oz Au/ton to a high of 0.1065 oz Au/ton. The target values and standard deviations from the CRM certificates were expressed as ppm Au and converted to oz Au/ton for the current evaluation. Full sets of charts and statistics have been prepared using both grade units and checked for conversion errors.

The target grades in context with modeled mineral domains and the number of CRMs used are summarized in Figure 11-18. The certified target grades of the CRMs are well-distributed across the three mineral domain grade ranges, whereas the number of analyses for the CRMs is unevenly distributed.

Figure 11-18: Counts of North Bullion CRM Analyses by Mineral Domain

In Figure 11-19, the CRM assays are plotted by time and certified target grades and colored by mineral domain. For most of the Gold Standard drilling from 2010 to 2020, the grades of the CRMs in use are well distributed and are representative of the mineralization in the North Bullion deposits. During some periods, however, one or more of the grade domains were not represented. For example:

•	In campaigns before April 2012, high-grade CRMs were absent.
•	Between April 2012 and December 2013, mid-grade CRMs were not in use.
•	During the 2017 campaign, only low-grade CRMs were in use.

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Figure 11-19: Timeline of North Bullion CRMs in Use

Control charts were prepared for each of the 22 CRMs, using Excel™ with the add-in “SPC” (Statistical Process Control) for Excel™”. An example chart for MEG-Au.11.19 is shown in Figure 11-20. An explanation of the control lines is provided in Table 11-19 (Section 11.5.3.1.1) for similar CRM charts for other deposits in Section 11.

Figure 11-20: Gold in North Bullion CRM MEG-Au.11.19

There are three CRM failures evident, two high and one low on the chart in Figure 11-20. RESPEC speculates but cannot prove that the low failure may be due to a mis-labeled CRM. The chart highlights two short time periods, one in September-October 2012 and the other in September 2013, during which the laboratory was consistently reporting CRM assay grades below the certified target grade for this CRM. The overall average value obtained for analyses of this CRM is near the target value, which indicates minimal bias for all CRMs assayed from 2010 to 2020. Overall, the performance of the laboratory analyses of this CRM was acceptable, with a 1.4% failure rate.

Overall, 11 high and seven low failures are indicated in Table 11-45, yielding a total calculated failure rate of about 1% for Gold Standard CRM analyses from 2010 to 2020. Details of the failures are listed in Table 11-46. No information regarding actions that Gold Standard may have taken in response to these failures is available. RESPEC speculates that some of the failures may be due to mis-labeled CRMs, although this possibility cannot be investigated or confirmed.

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With the exception of the 10.5% low bias obtained for MEG-S107022X, for which there are only nine CRM analyses, the biases listed in Table 11-45 are within a range that is typical for analyses of CRMs. In general, the higher biases tend to be associated with CRMs with relatively few analyses.

Two CRMs, MEG-Au.10.04 and MEG-S107007X, were submitted with samples to both ALS (EL certificates) and Bureau Veritas (EKO certificates). A cursory comparison of the results might suggest that Bureau Veritas’ performance was the better of the two laboratories, based on the total number of failures for the two CRMs (0 vs 4) (Table 11-45). There was no bias in Bureau Veritas’ CRM assays of MEG-Au.10.04 compared to 2.5% for ALS, although Bureau Veritas’ bias was about 2% higher than ALS for MEG-S107007X. However, between the two CRMs, ALS performed six-times more CRM analyses than Bureau Veritas, providing more opportunities for failures. The average bias for the larger sample set is statistically more reliable as well. Regardless, in the opinion of Mr. Lindholm, the performance of both laboratories is acceptable given the low biases and CRM failure rates.

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Table 11-45: Summary of Results Obtained for North Bullion CRMs

CRM ID	Grades (oz Au/ton)				Count	Dates		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		Start	End	High	Low
MEG-Au.09.01	0.0200	0.0190	0.0211	0.0178	10	8-Sep-10	4-Mar-12	0	0	-5.0
MEG-Au.09.02	0.00537	0.00513	0.00583	0.00449	48	31-Oct-10	24-Sep-12	0	0	-4.4
MEG-Au.09.04	0.0991	0.1045	0.1234	0.0963	6	26-Apr-12	18-Jun-12	1	0	5.5
MEG-Au.10.02	0.00105	0.00102	0.00130	0.00080	374	31-Oct-10	27-Jul-20	0	0	-2.8
MEG-Au.10.04 EL	0.0023	0.0024	0.0035	0.0006	370	31-Oct-10	27-Jul-20	2	1	2.5
MEG-Au.10.04 EKO	0.0023	0.0023	0.0026	0.0020	55	12-Aug-16	23-Oct-17	0	0	0.0
MEG-Au.11.15	0.1005	0.1070	0.1270	0.0870	26	29-May-12	24-Oct-13	4	1	6.2
MEG-Au.11.17	0.0786	0.0812	0.0880	0.0739	57	12-Jun-16	16-Dec-16	0	0	3.4
MEG-Au.11.19	0.0035	0.0035	0.0048	0.0009	220	26-May-12	24-Dec-13	2	1	-0.8
MEG-Au.11.29	0.1065	0.1100	0.1340	0.0750	93	6-Sep-12	3-Aug-16	0	1	3.3
MEG-Au.11.34	0.0616	0.0636	0.1943	0.0564	10	24-Sep-14	21-Oct-14	2	0	3.2
MEG-Au.12.11	0.0427	0.0445	0.0468	0.0418	27	22-Sep-16	26-Oct-19	0	0	4.1
MEG-Au.12.21	0.0042	0.0040	0.0043	0.0037	51	14-Nov-17	4-Jan-18	0	0	-4.9
MEG-Au.13.02	0.0218	0.0221	0.0232	0.0210	69	24-Sep-14	27-Jul-20	0	0	1.7
MEG-Au.17.06	0.0029	0.0030	0.0032	0.0027	5	2-Oct-19	26-Oct-19	0	0	4.1
MEG-Au.17.07	0.0055	0.0058	0.0059	0.0057	5	2-Oct-19	26-Oct-19	0	0	5.9
MEG-S107005X	0.0392	0.0396	0.0454	0.0004	200	26-Apr-12	24-Sep-14	0	2	1.2
MEG-S107007X EL	0.0445	0.0457	0.0468	0.0369	29	24-Sep-14	27-Jul-20	0	1	2.6
MEG-S107007X EKO	0.0445	0.0465	0.0494	0.0449	12	22-Jul-16	5-Aug-16	0	0	4.5
MEG-S107020X	0.0093	0.0091	0.0096	0.0084	9	8-Sep-10	19-Nov-10	0	0	-2.8
MEG-S107022X	0.0022	0.0020	0.0023	0.0018	9	8-Sep-10	16-Nov-10	0	0	-10.5
Totals					1,685			11	7

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Table 11-46: List of Failed Analyses of North Bullion CRMs

CRM ID	Sample ID	Target for CRM	Fail Type	Fail Limit	Failed Value	Comment
			High/Low
MEG-Au.09.04	RR12-05 1524A	0.0991	high	0.1169	0.1234
MEG-Au.10.04	RR11-13 1645A	0.0023	high	0.0029	0.0035	mix-up with MEG-Au.11.19?
MEG-Au.10.04	RR12-19 1808A	0.0023	low	0.0017	0.0006
MEG-Au.10.04	RR17-02 1090-1100-A2	0.0023	high	0.0029	0.003	rounding issue?
MEG-Au.11.15	RR12-05 1072A	0.1005	high	0.112	0.127
MEG-Au.11.15	RR12-04 1332A	0.1005	low	0.089	0.087
MEG-Au.11.15	RR12-08 1015A	0.1005	high	0.112	0.118
MEG-Au.11.15	RR12-09 1187A	0.1005	high	0.112	0.113
MEG-Au.11.15	RR12-08 1845A	0.1005	high	0.112	0.116
MEG-Au.11.19	RR12-10 694A	0.0035	high	0.00464	0.00478
MEG-Au.11.19	RR12-30 1092A	0.0035	low	0.00236	0.00085	sample mix-up?
MEG-Au.11.19	RRB13-03 116A	0.0035	high	0.00464	0.00467
MEG-Au.11.29	RR13-01 1840A	0.1065	low	0.0786	0.075	mix-up with MEG-Au.11.17?
MEG-Au.11.34	RRB14-01 850A	0.0616	high	0.0767	0.0992	mix-up with MEG-Au.11.15?
MEG-Au.11.34	RRB14-01 250A	0.0616	high	0.0767	0.1943	sample mix-up?
MEG-S107005X	RR12-07 936.5A	0.0392	low	0.03173	0.02806
MEG-S107005X	RR10-15 1698A	0.0392	low	0.03173	0.00044	sample mix-up?
MEG-S107007X	RR16-05 700A	0.0445	low	0.03857	0.0369	mix-up with MEG-S107005X?

11.5.5.1.2	CRMs - 2022 - 2024

During the 2022-2024 drill programs five different CRMs were used. At any given time, three CRMs were in use that represented the expected grade ranges of mineralization in the North Bullion deposits. Table 11-47 provides a summary of the certified target grades and standard deviations for the five CRMs. Summaries of results are provided by laboratory. Overall, there the four low failures yielding a failure rate of 1.8%. Two of the CRM failures may have been mislabeled samples, although this cannot be confirmed.

Table 11-47: Summary of North Bullion Results for Gold CRMs, 2022-2024

CRM ID	Lab(s)	Grades in oz Au/ton				Count	Dates Used		Failure Counts		Bias pct
		Target	Average	Max	Min		First	Last	High	Low
MEG-Au.17.05	BV	0.00152	0.00149	0.00158	0.00140	7	03-Jun-24	01-Nov-24	0	0	-1.7
MEG-Au.17.05	AAL	0.00152	0.00161	0.00187	0.00114	76	12-Aug-22	20-Dec-23	0	1	6.2
MEG-Au.17.07	BV	0.00548	0.00556	0.00592	0.00496	9	03-Jun-24	01-Nov-24	0	0	1.4
MEG-Au.17.07	AAL	0.00548	0.00580	0.00621	0.00525	94	12-Aug-22	20-Dec-23	0	0	5.7
MEG-Au.19.11	BV, AAL	0.03684	0.02290	0.03733	0.00971	4	12-Aug-22	03-Jun-24	0	2	-37.8
OREAS 232b	BV	0.02759	0.02769	0.02893	0.02651	12	23-Sep-24	07-Nov-24	0	0	0.4
OREAS 625	BV	0.01945	0.01875	0.02030	0.01712	15	23-Sep-24	07-Nov-24	0	1	-3.6
Totals						217			0	4

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Table 11-48: List of North Bullion Failed Gold CRM Assays, 2022-2024

CRM ID	Laboratory	Sample ID	Values in opt Au				Comments
			Target	Fail Type High/Low	Fail Limit	Failed Value
MEG-Au.17.05	AAL	RR23-08_845-850-A11	0.00152	low	0.00117	0.00114
MEG-Au.19.11	AAL	RR22-01 45-50 -A13	0.03683	low	0.03430	0.00971	Mis-labeled?
MEG-Au.19.11	AAL	RR22-01 845-850 -A13	0.03683	low	0.03430	0.01000	Mis-labeled?
OREAS 625	BV	RRB24-02 445-450A26	0.01945	Low	0.01770	0.01712

Orla evaluated CRM data during and after drilling and generally followed up on CRM failures within a month of receipt of the assays. The degree to which a CRM assay exceeded the three standard deviation threshold was considered, and if the magnitude of the failure was sufficiently low, the associated assays were accepted. If CRM assay failures were significant, further investigation was undertaken. Five samples above and below the failed CRM were re-assayed rather than the CRM only, regardless of location with respect to mineralization. If results were still consistently high or low, more samples were re-assayed. Treatment of the data was then determined. No assay substitutions were indicated in Gold Standard’s or Orla’s documentation.

11.5.5.2	Drill Programs - Duplicates

11.5.5.2.1	Duplicates - 2010 - 2019

Gold Standard routinely collects field duplicates and provided MDA with analytical results for the various campaigns in the period 2010 to 2019. No other types of duplicate data from Gold Standard were available. However, assay certificates from Bureau Veritas contained data from the laboratory’s internal QA/QC programs, including preparation and pulp duplicates. The internal lab QA/QC data associated with assays performed by Bureau Veritas in 2016, 2017 and a few in 2019 were compiled and evaluated by MDA.

MDA evaluated the data with the same types of charts, calculations and statistics used to evaluate other field, preparation and pulp duplicates in previous and subsequent parts of Section 11. When duplicate grades are overall greater than original sample grades, the average relative differences and bias are positive, and vice versa.

Figure 11-21 is an example of a relative percent difference plot used to evaluate duplicate data. It plots gold in laboratory preparation duplicates. Negative values that plot below the “0” line on the charts indicated the original assay grade is greater than the duplicate grade. Ten outliers with relative percent differences greater than 200% were removed from the plot. The cause for large numbers of outlier sample pairs could indicate excessive variability in assay values produced by the laboratory or an inherent nugget effect in the deposit. Without the outliers, the chart indicates variability of about 50% at lower grades which decreases with increasing grade. This magnitude of variability is not unexpected for comparison of preparation duplicate pairs. No bias is indicated on the chart.

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Figure 11-21: Relative Percent Difference Plot for Gold in North Bullion Preparation Duplicates, 2010-2019

Table 11-49 summarizes the results for the field, preparation and pulp duplicate analyses. The statistics are based on data sets with outliers removed. The variability in field and preparation duplicates is similar at about 13% to 32%, and the variability is lower in pulp duplicates, as expected, at about 8% to 20%. All statistically indicated bias is low, with the field duplicates exhibiting the highest bias at 5%. Bias in preparation and pulp duplicates is considered negligible at 2.1% or less.

In Table 11-49 there are three rows for each of the preparation and pulp duplicates, one for the full data set and two representing grade ranges above and below 0.0007 oz Au/ton. Variability is statistically higher in the lower grade ranges for both pulp and preparation duplicates. The biases between the grade ranges are within 1%.

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Table 11-49: Summary of Results for North Bullion Duplicates, 2010-2020

Type of Duplicate	Period		Counts			RMA Regression (y = dup, x = orig)	Grade Avgs. oz Au/ton		Averages as Percent		Correlation Coefficients
	Start Date	End Date	All	Used	Outliers		Originals	Duplicates	Rel Pct Diff	Abs Rel Pct Dif
Field Dup	8-Sep-10	26-Oct-19	369	355	14	y = 1.043x - 0.002	0.00502	0.00516	5.0	26.9	0.97
Preparation Dup	22-Jul-16	26-Oct-19	136	126	10	y = 0.951x + 0.001	0.00058	0.00058	0.5	28.6	0.95
Preparation Dup < 0.0007	22-Jul-16	26-Oct-19	136	102	10	y = 0.833x + 0.001	0.00023	0.00023	0.3	32.1	0.78
Preparation Dup ≥ 0.0007	22-Jul-16	26-Oct-19	136	24	10	y = 0.946x + 0.004	0.00207	0.00207	1.2	13.4	0.97
Pulp Dup	22-Jul-16	26-Oct-19	179	169	10	y = 1.02x + 0	0.00347	0.00353	2.0	16.9	0.79
Pulp Dup < 0.0007	22-Jul-16	26-Oct-19	179	122	10	y = 1x + 0	0.00029	0.00029	2.1	20.4	0.93
Pulp Dup ≥ 0.0007	22-Jul-16	26-Oct-19	179	47	10	y = 1.02x + 0	0.0117	0.0119	1.7	8.0	1.00

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11.5.5.2.2	Duplicates - 2022 - 2024

Field and preparation duplicates were analyzed for the 2022 to 2024 drill programs at North Bullion. Table 11-50 summarizes the results of the evaluation of duplicate data. In both sets of duplicate analyses, bias was minimal, and variability was low.

Table 11-50: Summary of Results for North Bullion Gold Duplicates, 2022-2024

Type	Laboratory	Period	Counts			RMA Regression	Averages as Percent
			All	Used	Outliers	(y = dup, x = orig)	Rel Pct Diff	Abs Rel Pct Diff
Field Duplicate	BV	2024	69	69	0	y = 1.000x + 0.0001	-1.44	9.34
Preparation Dup	AAL	2022-2023	297	297	0	y = 1.027x - 0.0002	-1.71	13.67

11.5.5.3	Drill Programs - Blanks

11.5.5.3.1	Blanks - 2010 - 2020

Gold Standard provided blank analyses for North Bullion drilling programs starting in 2010. Since then, eight different blank materials have been used over various periods of time. Six commercial pulp blanks were supplied by MEG, and a coarse blank consisted of unmineralized marble obtained from a home improvement store. The material type and source for one of the blanks is unknown. The number of each blank submitted and results are summarized in Table 11-51.

Table 11-51: Summary of Results for North Bullion Blanks, 2010-2020

Blank ID	Type	Counts		Maximum	Dates of Analyses
		All	Above Warning Limit	oz Au/ton	Start	End
Gold Standard Marble	coarse	51	0	0.00061	24-Jul-17	4-Jan-18
MEG-BLANK.11.02	pulp	246	3	0.00114	3-Dec-10	14-Nov-12
MEG-BLANK.12.01	pulp	431	1	0.00125	4-Jan-12	9-Nov-13
MEG-BLANK.12.03	pulp	186	0	0.00047	9-Oct-13	21-Oct-14
MEG-BLANK.14.01	pulp	251	1	0.00166	12-Aug-11	27-Jul-20
MEG-BLANK.14.02	pulp	83	21	0.02205	6-Oct-16	14-Nov-16
MEG-BLANK.14.03	pulp	129	0	0.00023	24-Nov-16	26-Oct-19
Unknown Blank	unknown	189	3	0.02333	8-Sep-10	5-Dec-12
Totals		1,566	29
Note: The warning limit is five times the detection limit of a given assay method.

The results summarized in Table 11-51 indicate that the laboratory performance on pulp blank material is generally acceptable with one exception. More than a quarter of the results for MEG-BLANK.14.02 are above the warning limit, and more significantly, above 0.02 oz Au/ton. Because the high gold values in blank assays are consistent as a group, Mr. Lindholm suspects that a CRM was mislabeled as the blank, although this cannot be verified. For CRM analyses during the same period, there is no evidence to suggest that analytical errors of a similarly large magnitude occurred. Otherwise, there is no evidence to suggest systematic contamination issues during the analytical phase of the assay process.

Excluding the aberrant MEG-BLANK.14.02 analyses discussed above, there were five blank assay failures, which yields an acceptable rate of about 0.5%. Of those, one analysis of an unknown blank type was extremely high. The blank assay grade is similar to the high values returned for MEG-BLANK.14.02, suggesting it is also a mislabeled CRM.

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Analyses of 51 coarse blanks (red) are plotted with the assays from preceding samples (blue) in Figure 11-22. There are two cases on the graph where a detectable blank assay follows a high-grade assay, which suggests some contamination during sample preparation from the preceding sample. However, the values of the blank assays do not exceed the warning limit, indicating the potential contamination was minimal and would not adversely impact the reliability of the associated assay data. Overall, no systematic contamination issue during sample preparation was indicated by the blank assay data for 2017 and 2018.

Figure 11-22: Gold Standard Coarse Blank and Preceding Sample Analyses, North Bullion, 2017-2018

11.5.5.3.2	Blanks - 2022 - 2024

One coarse and two pulp blank materials were submitted with samples to AAL and Bureau Veritas during the 2022 to 2024 drilling programs at North Bullion. Two of the blanks included in Table 11-52 are summarized by laboratory to accommodate the different detection limits. No blank assays exceeded the warning limit, which indicates no systematic contamination issues during the sample preparation and analytical phases of the assay process.

Table 11-52: Summary of Results for North Bullion Blanks, 2022-2024

Blank ID	Laboratory	Type	Counts		Maximum oz Au/ton	Dates of Analyses
			All	Above Warning		Start	End
Gold Standard Marble	BV	coarse	38	0	0.00075	29-Jul-24	07-Nov-24
Gold Standard Marble	AAL	coarse	76	0	0.00045	20-Dec-22	20-Dec-23
MEG-SiBLANK.17.11	BV	pulp	8	0	0.00075	03-Jun-24	03-Jun-24
MEG-SiBLANK.17.11	AAL	pulp	9	0	0.00045	12-Aug-22	31-Jan-23
MEG-SiBLANK.21.01	AAL	pulp	58	0	0.00045	14-Dec-22	28-Aug-23
Totals			189	0

11.5.6	Contact Gold’s Pony Creek QA/QC

11.5.6.1	Surface Exploration

No standard reference materials or duplicate samples were inserted into the soil or rock sample sequences during Contact Gold’s surface exploration programs due to the extremely low detection limits in elements of interest at the Pony Creek Property.

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Mr. Dufresne notes that ALS utilizes quality control measures throughout the sample preparation and analysis process, including the insertion of laboratory duplicates and several different certified reference materials and blanks.

11.5.6.2	Drilling Programs

The QA/QC program employed by Contact Gold and Orla Mining aims to provide a means to evaluate the accuracy and precision of the geochemical assaying that is performed on its drilling samples and to ensure the highest possible data quality. QA/QC procedures Pony Creek drill program consisted of the inserting a certified reference material (standard), field duplicate, or coarse blank into the sample stream using the sequential sample numbers, and no footage or meters noted on samples. During the 2017 drilling program, the QA/QC samples were inserted every 10 to 25 drill samples within zones of visible mineralization as denoted by geological logging and up to 40 samples in unmineralized zones. During the 2018, 2019 and 2024 drill program, QA/QC samples were inserted every 10 drill samples.

Analytical standards (or certified reference materials, CRMs) were inserted into the sample stream to verify the overall analytical precision and accuracy of geochemical laboratory results. CRM samples comprise pulverized and homogenized materials that have been suitably tested, generally through a multi-lab, round-robin analysis, to establish an accepted (certified) value for the standard. Statistical analysis is undertaken to define and support the “acceptable range” (i.e., variance), by which subsequent analyses of the material may be judged. Generally, this involves examination of assay results relative to inter-lab standard deviation (SD), resulting from round-robin testing data for each standard, whereby individual assay results may be examined relative to 2SD and 3SD ranges. CRMs were considered to be within “pass” tolerance if the assay value falls within 3SD of the certified value.

CRM samples were obtained from reputable commercial suppliers that specialize in preparing verified and certified reference standards as pulp material, typically prepackaged in individual sample portions of between 50 and 100 g. The CRMs used in Contact Gold’s drilling programs were prepared by accredited laboratory Rocklabs of Scott Technology Ltd (Rocklabs). In 2024, Orla Mining used CRMs prepared by independent reputable laboratory Moment Exploration Geochemistry LLC. (MEG). CRMs selected covered a range of expected oxide gold grades associated with the historical drill values.

Coarse blank samples provide a means by which the sample preparation procedures at laboratories can be tested for potential issues related to sample-to-sample contamination, usually due to poor procedures related to incomplete clearing/cleaning of crushing and pulverizing machines between samples. The blank material used in Contact Gold’s 2017-2019 drilling programs was prepared with a carbonate matrix from Shea Clark Smith/MEG LLC. Sample weights for blanks averaged 0.59 kg per sample. In 2024, Orla Mining used marble chips with an average sample weight of 1.35 kg.

The RC field duplicate samples comprised the collection of a second sample of RC chips representing the same depth interval, with both the “parent” and the “duplicate” samples submitted for separate individual assays. The RC field duplicates are used to assess the quality of homogenization achieved by the cyclone splitter. Significant differences between original and duplicate sample assay results could indicate sample bias during the splitting process or could be due to heterogeneity inherent to the rock samples. Most duplicate samples for the RC drilling were collected concurrently as the interval being duplicated using the second slot in the cyclone. At the beginning of 2018 there were several RC sample duplicate failures. After re-running failed duplicate sample rejects and pulps it became obvious that the problem was occurring in the initial sample collection and not at the laboratory. A procedure for collecting a duplicate RC sample using a riffle splitter was then implemented and there were no other failed duplicates in 2018 after the use of a riffle splitter was implemented.

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The core field duplicates help evaluate the rock’s heterogeneity (nugget effect) and assist in detecting carry-over contamination during the initial stage of laboratory sample preparation, which lends to ensuring accuracy and reproducibility of assay results.

QA/QC failures were addressed by re-assaying batches in which they occur prior to finalizing assay results. QA/QC summary reports (Hibdon, 2018; 2019b; 2019c) for each drill program were prepared yearly by Contact Gold geologist Zachery Hibdon. The summary reports document all failures and follow up measures taken by the Company to address any identified issues, and include charts of field duplicates, CRMs and blanks. Mr. Dufresne has reviewed these summary reports, and they have been used to supplement the information in the following sub-sections.

11.5.6.3	2017 Drill Program

In 2017, a total of 6,615 samples were sent to ALS for gold analysis, along with 280 randomly inserted (but at specified intervals) QA/QC samples. The QA/QC samples included 90 field duplicate samples (67 RC, 23 core), 100 coarse blank samples and 90 CRMs.

Field duplicates were inserted into the sample stream regularly but randomly for the 2017 drill program. A total of 90 duplicates were analyzed via fire assay with an AAS finish (ALS lab code Au-AA23), Figure 11-23 and Figure 11-24.

There were issues with 3 samples (2 RC and 1 core) that warranted follow-up actions. In the case of the two RC samples, the duplicate sample had a higher gold value. Samples 1707031/1707032 and samples 1710031/1710032 were the parent/daughter sample pairs to be duplicated. Once their Au assay values were finalized, Contact Gold requested a re-run of the failed RC duplicate pairs and the surrounding samples for verification of the reported assay values (Table 11-53). The original assays were shown to be correct, indicating an issue with the Y splitter attached to the RC drill rig. This investigation lead Contact Gold to implement a riffle splitter going forward for RC sampling. The RC field duplicate data shows good correlation (ρ = 0.937) and a failure rate of 8.96% (n=6).

Figure 11-23: 2017 RC field duplicate fire assay results for Au

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The single duplicate failure for the core sampling was recognized upon the finalization of the assay certificates. The duplicated interval in question had been sawn in half and then the other half was quarter cut and that comprised the original and duplicate samples, 1724106 and 1724107. To solve for the variance between the quartered duplicate core samples, the remaining interval of half core was collected and submitted as a new sample number 1724106A. The resulting Au value of 1724106A matched well the average Au value of the quartered core samples. The failure was attributed to the smaller sample volume of the quarter-core, which increased the likelihood of variance between the parent and duplicate samples. As a result, the procedure was updated so that all subsequent core duplicates utilize both halves of the core for each the original and duplicate samples.

Figure 11-24: 2017 core field duplicate fire assay results for Au

Table 11-53: Summary of 2017 RC field duplicate ALS re-runs (modified from Hibdon, 2018)

		EL17182169 WEI-21 Recvd Wt. kg	EL17182169 Au-AA13 Au ppm		EL17182169 Au-AA23 Au ppm
Sample	Type	Original	Original	Re-run	Original	Re-run
1710029	Percussion	3.57	0.03	*	0.176	*
1710030	Percussion	3.41	*	*	0.064	0.074
1710031	Percussion	1.67	*	*	0.104	0.114
1710032	Percussion	2.03	0.04	0.06	0.2	0.213
1710033	Percussion	3.36	0.06	0.08	0.65	0.672
		EL17179891 WEI-21 Recvd Wt. kg	EL17179891 Au-AA13 Au ppm		EL17179891 Au-AA23 Au ppm
Sample	Type	Original	Original	Re-run	Original	Re-run
1707029	Percussion	2.56	*	*	0.073	*
1707030	Percussion	2.96	*	*	0.112	0.11
1707031	Percussion	2.12	0.11	0.09	1.57	1.55
1707032	Percussion	1.8	0.21	0.25	2.62	2.55
1707033	Percussion	2.64	0.15	0.13	1.345	1.38

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A total of 100 coarse blanks were inserted in the sample stream in 2017. The blanks largely (96.00%) returned assay results within an allowable threshold (within 3x the lower detection limit), with the majority (n = 92) returning values below the Au-AA23 detection limit of 0.005 ppm Au (Figure 11-25).

Standards were inserted into the sample stream randomly but at specified intervals for the 2017 Pony Creek RC drill holes. A total of 90 CRMs were recorded as inserted and analyzed using fire assay with AAS finish (ALS lab code Au-AA23). Standards used include three different certified reference materials from ROCKLABS: OxB130 (Au = 0.125 ppm, n = 49), OxE126 (Au = 0.623 ppm, n = 21), and OxJ120 (Au = 2.365 ppm, n = 20). In addition, 1 sample was not received at ALS and 2 samples indicated as standards, but the reference identifier was not recorded.

The results of the fire assay analyses for all standards are illustrated in Figure 11-26 to Figure 11-28. One of the OXB130 standards failed falling greater than 3 standard deviations below its known value. Two OxE126 standards failed, falling just below 3 standard deviations of its certified value. No failures were determined for the OxJ120 standards.

Figure 11-25: Coarse blank fire assay results for Au

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Figure 11-26: 2017 Standard reference material (OxB130 Rock Labs) fire assay results

Figure 11-27: 2017 Standard reference material (OxE126 Rock Labs) fire assay results

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Figure 11-28: 2017 Standard reference material (OxJ120 Rock Labs) fire assay results

Contact Gold submitted 103 ALS pulps to Bureau Veritas Laboratory (BV) in Reno, NV, as umpire checks to verify the performance of ALS and the reproducibility of the gold assays. A variety of samples from 2017 were submitted to Bureau Veritas, including various grades of mineralization, both oxide and refractory, and field duplicates, CRMs and blanks from the 2017 QA/QC program. Gold analysis was completed via fire assay with an AAS finish (BV lab code FA430). Overlimit samples for gold were analysed by fire assay with a gravimetric finish (BV lab code FA530-Au. Results were compared to the original gold analyses from ALS (ALS lab code Au-AA23 and Au-GRA21, respectively). Bureau Veritas is an internationally accredited analytical company with ISO9001:2008 certification and is independent of Contact Gold and the authors of this Technical Report.

The AAS finish fire assay (Figure 11-29 and Figure 11-30) results (n = 94) show high correlation (ρ = 0.998) and analytical precision with a near 1:1 relationship and no systemic bias observed between laboratories. Four samples (4.26%) did not meet the precision criteria (failed).

The gravimetric finish fire assay (Figure 11-31 and Figure 11-32) results (n = 9) show moderate agreement, with a correlation of 0.979 and a moderately high mean squared error (0.923). The scatterplot suggests that BV values tend to be lower than ALS at higher grades, reinforced by the Q-Q plot showing an increased spread at higher quantiles (SoR = 0.820). Two samples (22.22%) did not meet the precision criteria (failed), indicating some inconsistency in this dataset. Due to the limited number of samples, the results of the gravimetric assay comparison are more sensitive to individual discrepancies and should be interpreted with appropriate caution.

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Figure 11-29: 2017 Pulp check (umpire) sample fire assay with AAS finish results, Q-Q plot

Figure 11-30: 2017 Pulp check (umpire) sample fire assay with AAS finish results, scatterplot

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Figure 11-31: 2017 Pulp check (umpire) sample fire assay with gravimetric finish results, Q-Q plot

Figure 11-32: 2017 Pulp check (umpire) sample fire assay with gravimetric finish results, scatterplot

11.5.6.4	2018 Drill Program

In 2018, a total of 7,092 samples were sent to ALS for gold analysis, along with 766 randomly inserted (but at specified intervals) QA/QC samples. A single RC sample was recorded as not received by ALS, the base of 18-16, sample ID 1816199. The QA/QC samples included 235 field duplicate samples, 272 blank samples and 259 CRMs.

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Field duplicates were inserted into the sample stream randomly for the 2018 RC drill program. A total of 235 duplicates were analyzed via fire assay with AAS finish (ALS lab code Au-AA23). The results of the fire assay analyses are illustrated in Figure 11-33. The data show excellent correlation (ρ = 0.987) and a failure rate of 5.53% (n=13). ALS re-run analyses were conducted on 7 samples and the re-run analyses were consistent with the original assay results (Hibdon, 2019b). Contact Gold determined that there was an issue with the Y splitter on the drill rig cyclone and introduced a riffle splitter into the sampling procedure following drillhole PC18-08 to reduce field duplicate failures.

A total of 272 coarse blanks were inserted in the sample stream in 2018. The blanks largely (98.53%) returned assay results within an allowable threshold (within 3x the lower detection limit), with the majority returned values below the Au-AA23 detection limit of 0.005 ppm Au (Figure 11-34). The results are considered acceptable. Sample 1824010 had the highest returned value for a blank in 2018 at 0.065 ppm Au. The sample’s remaining reject was re-assayed with ALS. The second assay was also high, and it was concluded that the blank failure was due to contamination from the interval prior to the sample.

Figure 11-33: 2018 Field duplicate fire assay results for Au

Figure 11-34: 2018 Coarse blank fire assay results for Au

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Standards were inserted into the sample stream randomly but at specified intervals for the 2018 RC drill holes. A total of 259 CRMs were recorded as inserted and received by ALS, where they were analyzed using fire assay (ALS lab code Au-AA23). Standards used include four different certified reference materials from ROCKLABS: OxB130 (Au = 0.125 ppm, n = 99), OxE126 (Au = 0.623 ppm, n = 63), OxE143 (Au = 0.621 ppm, n = 21), and OxJ120 (Au = 2.365 ppm, n = 76).

The results of the fire assay analyses for all standards are illustrated in Figure 11-35 to Figure 11-38. The majority of the standards returned assay results within acceptable limits. There were no issues for the OxB130 standard. OxE126, OxE143, and OxJ120 standards were consistently lower than the certified values for fire assays. In the opinion of Mr. Dufresne, the results are considered acceptable and there are no significant issues to report regarding the 2018 Pony Creek standard reference material analyses.

Figure 11-35: 2018 Standard reference material (OxB130 Rock Labs) fire assay results

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Figure 11-36: 2018 Standard reference material (OxE126 Rock Labs) fire assay results

Figure 11-37: 2018 Standard reference material (OxE143 Rock Labs) fire assay results.

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Figure 11-38: 2018 Standard reference material (OxJ120 Rock Labs) fire assay results.

Contact Gold submitted 31 ALS pulps from the 2018 Pony Creek drill program to Bureau Veritas Laboratory in Reno, NV, to verify the performance of ALS and the reproducibility of the gold assays. The pulps contained samples of low to high grade oxide and oxide transitional gold mineralization. Gold analysis was completed via fire assay with an AAS finish (BV lab code FA430) and compared to the original gold assay results from ALS (ALS lab code Au-AA23) demonstrated in Figure 11-39 and Figure 11-40. Bureau Veritas is an internationally accredited analytical company with ISO9001:2008 certification and is independent of Contact Gold and the authors of this Technical Report.

Strong analytical precision, negligible bias, and a near 1:1 relationship is observed between laboratories. Three samples did not meet the precisions criteria (failed) of relative error >10%, absolute difference >0.01 ppm, and a minimum value >0.025 ppm between the labs. Gold values from 65% of the ALS Au-AA23 analyses (n=20) were higher by an average 0.024 ppm Au relative to the Bureau Veritas FA430 analyses. The gold values from 32% (n=10) of the Bureau Veritas FA430 analyses returned higher gold grades by an average 0.054 ppm Au in comparison to ALS Au-AA23 analyses. A single sample returned the same value at both labs. These results support the validity and reproducibility of the assay data for resource estimation purposes.

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Figure 11-39: 2018 Pulp check (umpire) sample fire assay results, Q-Q plot.

Figure 11-40: 2018 Pulp check (umpire) sample fire assay results, scatterplot.

11.5.6.5	2019 Drill Program

In 2019 a total of 2,928 samples were sent to ALS for gold analysis, along with 247 QA/QC samples. The QA/QC samples included 79 field duplicate samples, 85 blank samples, and 83 standards.

Field duplicates were inserted into the sample stream randomly for the 2019 RC drill program, at specific intervals. A total of 79 duplicates were analyzed via fire assay (ALS lab code Au-AA23). The results of the fire assay analyses are illustrated in Figure 11-41. The data show excellent correlation (ρ = 0.999) with a 1.27% (n=1) failure rate.

A total of 85 coarse blanks were inserted in the sample stream in 2019. The blanks largely (97.65%) returned assay results within an allowable threshold (within 3x the lower detection limit), with the majority returned values below the Au-AA23 detection limit of 0.005 ppm Au (Figure 11-42).

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Standards were inserted into the sample stream randomly but at specified intervals for the 2019 RC drill holes. A total of 83 standards were recorded as inserted and received by ALS, where they were analyzed using fire assay (ALS lab code Au-AA23). Standards used include three different certified reference materials from ROCKLABS: OxB130 (Au = 0.125 ppm, n = 40), OxE143 (Au = 0.621 ppm, n = 28), and OxJ120 (Au = 2.365 ppm, n = 15). All samples passed for all certified reference materials. The results of the fire assay analyses for all CRMs are illustrated in Figure 11-43 to Figure 11-45.

Figure 11-41: 2019 Field duplicate fire assay results for Au.

Figure 11-42: 2019 Coarse blank fire assay results for Au.

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Figure 11-43: 2019 Standard reference material (OxB130 Rock Labs) fire assay results.

Figure 11-44: 2019 Standard reference material (OxE143 Rock Labs) fire assay results.

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Figure 11-45: 2019 Standard reference material (OxJ120 Rock Labs) fire assay results.

Contact Gold submitted 18 ALS pulps from the 2019 Pony Creek drill program to Bureau Veritas Laboratory in Reno, NV, to verify the performance of ALS and the reproducibility of the gold assays. The pulps contained samples of oxide and oxide transitional gold mineralization. Gold analysis was completed via fire assay with an AAS finish (BV lab code FA430) and compared to the original gold assay results from ALS (ALS lab code Au-AA23) demonstrated in Figure 11-46 and Figure 11-47. Bureau Veritas is an internationally accredited analytical company with ISO9001:2008 certification and is independent of Contact Gold and the authors of this Technical Report.

The Q-Q plot confirms distributional alignment between the ALS and Bureau Veritas datasets (SoR = 0.933). A slight bias to

BV is observed in the 1–2.5 ppm range but no evidence of systematic bias across quantiles. The scatterplot shows strong overall reproducibility, with high correlation (ρ = 0.995). Three samples (16.67%) did not meet the precisions criteria (failed) of relative error >10%, absolute difference >0.01 ppm, and a minimum value >0.025 ppm between the labs. In the opinion of the QP, these results support the validity and reproducibility of the assay data for resource estimation purposes.

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Figure 11-46: 2019 Pulp check (umpire) sample fire assay results, Q-Q plot.

Figure 11-47: 2019 Pulp check (umpire) sample fire assay results, scatterplot.

11.5.6.6	2024 Drill Program

In 2024, 5,047 samples were sent to ALS Global for gold analysis, along with 303 QA/QC samples were submitted as part of the 2024 drilling program. These included 89 certified reference materials (standards), 72 coarse blanks, and 142 field duplicates. QA/QC samples were routinely inserted into the sample stream at regular intervals, with field duplicates submitted at a frequency of approximately 1 in 20, and both blanks and standards at a frequency of approximately 1 in 40.

The field duplicates show an overall good agreement between original and duplicate assays, with a strong correlation coefficient of 0.903. Of the 142 sample pairs, however, 16 (11.27%) are classified as failures (Figure 11-48).

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While a small number of coarse blanks show results slightly above the lower detection limit, all 72 samples remain within acceptable limits for coarse blank performance (Figure 11-49). No failures are noted, indicating that sample preparation and laboratory procedures did not introduce significant contamination.

Two standards, MEG-Au.17.05 (Au = 0.052 ppm, n = 49) and MEG-Au.17.07 (Au = 0.188, n = 40), were included in the QA/QC program to assess analytical accuracy (Figure 11-50 and Figure 11-51). All results for both standards fall within their respective acceptable tolerance limits; however, the MEG-Au.17.07 results are consistently above the expected value, suggesting a positive bias.

Figure 11-48: 2024 Field duplicate fire assay results for Au

Figure 11-49: 2024 Coarse blank fire assay results for Au

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Figure 11-50: 2019 Standard reference material (MEG-Au.17.05) fire assay results

Figure 11-51: 2019 Standard reference material (MEG-Au.17.7) fire assay results

Contact Gold submitted 12 pulps from the 2024 Pony Creek drill program to ALS in Reno, NV to assess inter-laboratory precision and evaluate potential analytical bias. Gold analysis was completed via fire assay with an AAS finish (ALS lab code Au-AA23) and compared to the original gold assay results from BV (BV lab code FA430) demonstrated in Figure 11-52 and Figure 11-53. ALS is an ISO 9001:2015 certified and ISO/IEC 17025:2017 accredited geoanalytical laboratory and is independent of Orla Mining and the authors of this Technical Report.

The field duplicate scatterplot shows a near-perfect correlation (ρ = 0.999), indicating excellent precision and no meaningful bias between labs. The Q-Q plot further supports this, showing a strong linear relationship with most points closely following the 1:1 line. The slope of regression (SoR = 1.018) confirms strong agreement between datasets, with only a slight divergence at higher values suggesting a minor bias towards BV.

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Figure 11-52: 2024 Pulp check (umpire) sample fire assay results, Q-Q plot.

Figure 11-53: 2024 Pulp check (umpire) sample fire assay results, scatterplot.

11.6	Authors’ Opinions

11.6.1	North and South Railroad Properties

The known sample collection, security, transportation, preparation, and analytical procedures for the Dark Star, Pinion, Jasperoid Wash, and North Bullion deposits drilling programs are judged by Mr. Lindholm to be acceptable and to have produced data suitable for use in the estimation of the mineral resources reported in Section 14, subject to the exclusions or modifications discussed in Section 14. Mr. Lindholm considers the procedures utilized by Gold Standard and the assay laboratories to be appropriate for use as described.

Documentation of the methods and procedures used for historical surface and drilling sample collection, preparation, analyses, and sample security at the North and South Railroad properties is incomplete and in many cases not available. Mr. Lindholm recommends that Orla compile and evaluate the information contained in records that are available. The lack of information for historical drilling and assaying is reflected in classification of resources in Section 14.

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Based on the results of data verification and QA/QC evaluations, it is Mr. Lindholm’s opinion that the Dark Star, Pinion, and Jasperoid Wash analytical data are adequate for the purposes used in this Technical Report, subject to the samples removed and issues described above. The issues described above have been considered in assigning levels of confidence and the classification of the mineral resources estimate in Section 14.

Data for QA/QC programs applied to drilling campaigns prior to the first work by Gold Standard in 2014 is sparse or absent for Pinion and the North Bullion deposit on the North Bullion property. Prior to 2020, available QA/QC data for Jasperoid Wash is limited to 2017 and 2018, and very limited overall for the Sweet Hollow, POD, and South Lodes deposits at North Bullion. However, relatively significant quantities of QA/QC data from 1991 and 1997 were evaluated for historical drilling at Dark Star. As a result, confidence in historical data is lower than for Gold Standard drill-hole data and has been accounted for by reducing resource classification when estimated grades in the block model rely primarily on historical assays.

For drilling programs from 2020 to 2024, Gold Standard implemented sample collection, security, transportation, preparation, analytical and QA/QC procedures similar to those in years prior. Upon acquisition of Gold Standard, Orla improved upon some of the procedures. For example, response time for QA/QC failures was shortened to within one month of receipt of assay data. Samples associated with failed CRMs and blanks were re-assayed regardless of location with respect to mineralization. If results were still consistently high or low, more samples were re-assayed.

Most sample collection, security, transportation, preparation, analytical and QA/QC procedural issues identified by RESPEC are not of sufficient magnitude to preclude the use of Gold Standard’s gold assays in a mineral resource estimate. The exceptions are specific cases as described above where data has been removed from use in resource estimation. The use of some data with lesser confidence, due to specific issues with respect to sample treatment or QA/QC results, would not substantially affect the metal domain modelling and estimation. However, any potential issues are remediated by decreasing mineral resource classification for parts of the block model that rely heavily on the low-confidence data.

Mr. Lindholm recommends that Orla/Gold Standard consistently implement the following in future QA/QC programs:

•	Use coarse rather than pulp blanks to test for contamination during sample preparation;
•	Submit pulp splits to referee laboratories for check assays;
•	Place blanks and duplicate samples in mineralized zones. Blanks following and duplicates of unmineralized material provide no useful test or information;
•	Continue to evaluate QA/QC data immediately upon receipt, and follow up on CRM and blank failures, or any other substantial issues found, as soon as possible; and
•	Continue to document all steps taken to follow up on QA/QC issues and failures.

11.6.2	Pony Creek Property

In the opinion of Mr. Dufresne, there were no issues with respect to the sample collection methodology, sample security, sample preparation or sample analyses in any of the exploration programs completed at the Pony Creek Property by Contact Gold 2017-2019 and Orla Mining 2024. In addition, there were no indications that there were any significant issues with respect to sample bias.

Given the age of historical drilling done by operators prior to 2000, the limited amount or lack of information regarding sampling and analytical procedures, security, and QA/QC procedures is not unusual. Historical drilling on the Property pre-2000 was conducted before implementing modern, industry-standard sampling, analytical, and QA/QC methods.

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The 2017 to 2019 and 2024 sample collection, sample preparation, security and analytical procedures used at the Pony Creek Project are appropriate for the type of mineralization that is being evaluated and the stage of the project. The QA/QC measures including the insertion rates and performance of blanks, standards, and field duplicates for the 2017-2019 and 2024 drill programs indicate the observed failure rates are within expected ranges and no significant assay biases were apparent. Based upon the evaluation of the drilling, sampling and QA/QC programs completed by Contact Gold, it is Mr. Dufresne’s opinion that the Pony Creek drill and assay data are appropriate for use in the resource modeling and estimation work discussed in Section 14 of this Technical Report.

Mr. Dufresne notes that no standard reference samples were inserted into Contact Gold’s soil sampling stream; however, a surface soil geochemical program is generally used to delineate relative anomalies, and/or percentiles, and absolute elemental concentrations for soil and rock samples are not as significant in comparison with other types of samples (i.e., drilling samples for resource estimation). In addition, no standard reference materials were inserted into the rock sample stream. Due to the inherent nature of rock sampling, rock grab samples are biased to some degree with respect to selective sampling of obviously mineralized material to the exclusion of weakly or unmineralized material that may occur in the same area. Therefore, in Mr. Dufresne’s opinion, it is suitable that no QA/QC samples were inserted into the rock grab samples as there was no need to test analytical precision and accuracy because the data is not intended for use in any potential future quantitative analyses (i.e., resource estimation) and is simply used as an indicator of the nature and tenor of potential mineralization in a given area.

In conclusion, the data within the Project’s exploration databases is considered suitable for use in the further evaluation of the Property and for it intended use here in including mineral resource estimation.

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12	Data Verification

Data verification, as defined in NI 43-101, is the process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used. The South Carlin Complex database has been verified to the extent possible given the availability of supporting documentation.

12.1	Dark Star Database Audit

12.1.1	Historical and Gold Standard Drill-Hole Data - 2014-2018

Beginning in March 2018, MDA (prior to acquisition by RESPEC) conducted verification of Gold Standard’s (prior to acquisition by Orla) North and South Railroad projects drilling databases. The databases consisted of Excel spreadsheets, exported by Gold Standard from Micromine’s GeoBank secure database software, with collar, survey, assay, and geologic information. MDA imported the data into a SQL database (GeoSequel®) and used data validation routines to evaluate. Collar, survey, assay, geologic and geotechnical data were imported into GeoSequel® directly from the spreadsheets provided by Gold Standard for all deposits. The following validation tests were performed:

•	Collars:

-	missing depths,
-	missing coordinates, and
-	switched or duplicated coordinates.

•	Surveys:

-	survey depths greater than total depth,
-	missing azimuth or dip values,
-	azimuth readings above or below 0° to 360°,
-	positive or flat dip angles (< ~ -45°), and
-	dips outside -90° to +90° (for surface drilling).

•	Assays:

-	illogical or incorrect ‘from’ and ‘to’ intervals,
-	excessively large or small assay intervals,
-	assay intervals that are greater than hole total depth,
-	gaps and overlaps in assay intervals, and
-	drill holes without assay intervals and/or intervals without assays.

Errors found during these tests were iteratively corrected in the database by Gold Standard staff, or by MDA with input from Gold Standard.

The database was verified against any physical or scanned data that Gold Standard provided. Collar information and collar coordinate data were largely validated in their entirety, while the assay data was validated using a representative subset of the data. Collar data were found to be reasonably accurate.

Down-hole survey data from original sources were available for the Gold Standard core holes and some of the historical drill holes and were loaded into GeoSequel® for comparison. Eight core holes were evaluated and had expected and reasonable rates of change of azimuth and dip in down-hole surveys.

Assay data was compared to original assay certificates, which included electronic copies provided by Gold Standard for their own drilling and scans of historical certificates for the pre-Gold Standard holes. About 73.5% of the Dark Star assay data could be tracked back to scanned copies of physical certificates.

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An initial verification of the assay data involved comparison the database to a random sampling of 10% of the certificate-backed assays. For the Dark Star database, MDA randomly selected fourteen certificates with 2,391 sample intervals and compared these to the database. These database entries compared well, with no significant errors. Insignificant discrepancies in assays were found, including below detection assays entered as half the detection limit that were rounded, inconsistent rounding of converted data (i.e., oz Au/ton to g Au/t), and data in original reported units not maintained in the database (in addition to converted units). A second 10% random group of drill holes from each deposit were selected for further comparison of database entries and available certificate or other documents in the Gold Standard files. Eleven holes with 887 sample intervals were compared. No significant assay errors were found.

MDA found omitted assay values for Ag, As, and other geochemical analyses, and numerous inconsistencies with rounding. These were not restored or modified, but various other insignificant errors in the gold data were corrected.

Additional data evaluation was accomplished during cross sectional modeling. Suspect data included samples with no gold detected within mineralized intervals, assay values where no sample was indicated, and potential down-hole contamination. The sample assays that were potentially contaminated were evaluated, and some were considered to be unreliable and removed from use in estimation. MDA also found significant discrepancies between some TCX-series holes (drilled by Amoco) and more recent surrounding drill holes. As a result, all TCX holes were not used in domain modeling or estimation.

The above issues were discussed with Gold Standard, who applied corrections to their databases. MDA noted that subsequent databases received from Gold Standard contained the modifications as discussed, and that a few additional minor corrections were made.

For non-analytical field data, Gold Standard instituted protocols to ensure data integrity. For example, during surface geochemical sampling (rock grab and soil sampling), samplers entered sample locations and descriptive information into spreadsheets daily and locations were checked to eliminate data input errors. For non-analytical drill-hole information, Gold Standard employed a similar protocol of continuous data checking to ensure accurate recording into the project drilling database, which included all geological and geotechnical information from both core and RC chip logging. The procedures employed are considered reasonable and adequate with respect to insuring data integrity.

12.1.2	Drill-Hole Data – 2021-2024

In March of 2025, assay data from holes drilled by Gold Standard in 2021 and Orla in 2024 were verified. All certificate data were retrieved directly from the web portals of three laboratories, ALS, AAL and Bureau Veritas, and compiled into GeoSequel®. Essentially 100% of the 2021 and 2024 Dark Star assay database, which consisted of 26 new holes with 4,568 assay intervals (6,877 m), was compared to the laboratory certificates. Only minor discrepancies were found, generally in the prioritization of the gold and silver analyses (i.e. FA-AA vs FA-Grav), none of which were significant.

All down-hole surveys for new holes were checked for significant variations in azimuth and dip. All survey intervals demonstrated reasonable rates of change.

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12.1.3	2019 Audit of Carbon, CO2 and Sulfur Data

Gold Standard provided MDA with assay tables containing 7,081 records of analyses and calculated values for carbon and sulfur species from Dark Star in the chemical forms listed in Table 12-1. Most of the analyses were performed by Bureau Veritas in Vancouver, British Columbia (BC). A smaller number were analyzed by AAL in Sparks, Nevada.

Table 12-1: Dark Star Carbon and Sulfur Records Checked and Analytical Procedures

Laboratory	No. of Records	C Total % Method	CO2 % Method	C InOrganic % Method	C Organic % Method	S Total % Method	S Sulfide % Method
Bureau Veritas	7,062	TC003	TC006	Calculated	Calculated	TC003	TC009
AAL	19	ELTRA C	n/a	Calculated	ELTRA C	ELTRA C	n/a

Note:	n/a indicates “not applicable” and were not analyzed or calculated; TC003 and TC006 are Bureau Veritas method codes for LECO analyses. ELTRA C is the AAL method code for LECO-type analyses. On the Bureau Veritas certificates, the TC00x codes on the data listings and cover pages are not the same. The codes listed in the table above are from the cover pages.

MDA compared the measured values in the assay tables from Gold Standard to copies of the laboratory certificates. Gold Standard’s calculated values were checked using equations as follows:

•	When C Inorganic was not directly assayed

o	C Inorganic = CO2 Percent / 3.666
o	or
o	C Inorganic = C Total – C Organic

•	C Organic = C Total – C Inorganic

MDA determined that all measured values from the assay tables matched those in the laboratory certificates, and all calculations were performed correctly. The only errors found were 36 assay intervals from hole DS18-07 for which the starting and/or ending depths had been entered incorrectly. MDA corrected these in consultation with Gold Standard.

12.1.4	GPS Collar Checks

During the Dark Star site visit in September 2018, Gold Standard, with MDA present, took GPS measurements of seven drill collars on six drill pads in the field to spot-check coordinates in Gold Standard’s collar tables (Table 12-2). A Garmin - Rino 530 non-differential GPS was used to measure coordinates at the drill collars. The Garmin website indicates the unit is accurate to within 9.8 to 16.4 ft (3 to 5 m). Only one easting measurement exceeded the maximum range of accuracy of the GPS, and that was by less than 3 feet (0.9 m); all other readings were within acceptable limits.

Table 12-2: MDA Verification GPS Checks of Dark Star Drill Collars (NAD27 UTM 11N feet)

Drill Hole	MDA GPS Location			Surveyed Location			Difference (GPS - Survey)
	East	North	Elev.	East	North	Elev.	East	North	Elev.
DR18-71	1,929,133.3	14,699,179.9	6,781.5	1,929,131.0	14,699,170.4	6,783.8	2.3	9.5	-2.3
DS17-37	1,929,336.7	14,698,474.5	6,722.4	1,929,342.9	14,698,482.4	6,720.5	-6.2	-7.9	2.0
DR18-68	1,929,179.2	14,697,628.1	6,610.9	1,929,178.9	14,697,621.5	6,602.3	0.3	6.6	8.5
DC18-15	1,928,867.5	14,696,840.7	6,797.9	1,928,872.1	14,696,838.4	6,801.8	-4.6	2.3	-3.9
DR18-58	1,928,418.1	14,696,414.2	6,817.6	1,928,437.1	14,696,403.0	6,815.3	-19.0	11.2	2.3
DR18-95	1,928,687.1	14,696,036.9	6,916.0	1,928,689.7	14,696,034.9	6,925.2	-2.6	2.0	-9.2
DR18-96	1,928,674.0	14,695,931.9	6,922.6	1,928,675.3	14,695,928.6	6,927.8	-1.3	3.3	-5.2

12.2	Pinion Database Audit

12.2.1	Historical and Gold Standard Drill-Hole Data - 2014-2018

The database was verified against any physical or scanned data that Gold Standard provided. Collar information and collar coordinate data were largely validated in their entirety, while the assay data was validated using a representative subset of the data. Collar data were found to be reasonably accurate. Validation tests in GeoSequel® similar to those applied to the Dark Star collar, down-hole survey and assay data described above were performed for the Pinion data. Errors found during these tests were iteratively corrected in the database by Gold Standard staff, or by MDA with input from Gold Standard.

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Down-hole survey data from original sources were available for the Gold Standard core holes and some of the historical drill holes and were loaded into GeoSequel® for comparison. Eight core holes were evaluated and did not have improbable rates of change of azimuth and dip in down-hole surveys.

Assay data was compared to original assay certificates, which included electronic copies provided by Gold Standard for their own drilling and scans of historical certificates for the pre-Gold Standard holes. In all, about 58.9% of Pinion drilling assays were backed by certificates.

An initial verification of the assay data involved comparison of the database to a random sampling of 10% of the certificate-backed assays. For the Pinion database, thirty certificates with 3,120 sample intervals were randomly selected and checked against the database. The database entries largely compared well, with only three significant errors, all of which were in silver values. Insignificant discrepancies were found, including below detection assays entered as half the detection limit that were rounded, inconsistent rounding of converted data (i.e., oz Au/ton to g Au/t), and data in original reported units not maintained in the database (in addition to converted units). A second 10% random group of drill holes from each deposit were selected for further comparison of database entries and available certificate or other documents in the Gold Standard files. This involved 35 drill holes with 2,756 sample intervals. No significant assay errors were found.

MDA found omitted assay values for Ag, As, and other geochemical analyses, and numerous inconsistencies with rounding. These were not restored or modified, but various other insignificant errors in the gold data were corrected.

In May of 2019, MDA received a database containing 47,550 silver values for the Pinion project. Using digital certificates supplied by Gold Standard, evaluation of 24,523 silver records (51.6%) produced an error rate of less than 0.01%. Of these, all were due to rounding, were insignificant, and were corrected in the database used for modeling. Of the remaining records, MDA randomly selected a group of certificates, most of which were supplied by Gold Standard as pdf files, to manually audit. Over five percent of these were audited with an error rate of 1.1%, of which only a small number were significant and corrected. Most of the discrepancies were due to rounding or removal of the detection limit negative sign.

Additional data evaluation was accomplished during cross sectional modeling. Suspect data included samples with no gold detected within mineralized intervals, assay values where no sample was indicated, and potential down-hole contamination. The sample assays that were potentially contaminated were evaluated, and some were considered to be unreliable and removed from use in estimation. MDA also found significant discrepancies between some TCX-series holes (drilled by Amoco) and more recent surrounding drill holes. As a result, all TCX holes were not used in domain modeling or estimation.

The above issues were discussed with Gold Standard, who applied corrections to their databases. MDA noted that subsequent databases received from Gold Standard contained the modifications as discussed, and that a few additional minor corrections were made.

For non-analytical field data, Gold Standard instituted protocols to ensure data integrity. For example, during surface geochemical sampling (rock grab and soil sampling), samplers entered sample locations and descriptive information into spreadsheets daily and locations were checked to eliminate data input errors. For non-analytical drill-hole information, Gold Standard employed a similar protocol of continuous data checking to ensure accurate recording into the project drilling database, which included all geological and geotechnical information from both core and RC chip logging. The procedures employed are considered reasonable and adequate with respect to insuring data integrity.

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12.2.2	Drill-Hole Data - 2019-2020

An audit of all 2019-2020 Pinion drilling data was completed by MDA staff in April of 2021. Since all data was available digitally in original certificate form, the audit process for the newer Gold Standard data was identical to the March 2018 Pinion audit. Gold Standard supplied collar-coordinate survey data in the original APEX Survey files, and down-hole survey data was supplied as both the original IDS Survey .csv and .pdf files. Only two assay labs were used in the 2019-20 drill programs, Bureau Veritas and Paragon Geochemical. All Bureau Veritas certificates were downloaded directly from the laboratory website, and all Paragon Geochemical certificates were supplied in both .pdf and .csv file formats by Gold Standard personnel.

Data from Gold Standard prior to 2019 was compared to MDA’s previously audited database as an extra check to confirm that no changes had been made since the audit. Except for five historical holes included in the Gold Standard Pinion database that were previously in the Dark Star database (EMRR_9701 to EMRR_9704, and hole K99C_1), the holes in the Pinion database were the same. There were 76 holes with differences in collar coordinates in either the northing and/or easting, of which 16 also had discrepancies in elevation. Fourteen of these differences were minor (within 0.1 ft), however, the remainder were considerable, and were ultimately resolved in conjunction with Gold Standard. The PFS down-hole surveys in the database received from Gold Standard matched those in MDA’s database. Similarly, the PFS assay data sent by Gold Standard was unchanged, although there are discrepancies in rounding that resulted from conversion from metric to Imperial units, as described below.

Depending on the operator and drill campaign, assay data was analyzed in g Au/t or oz Au/ton. Commonly, measured values in Gold Standard’s Pinion and Dark Star databases had been converted to one unit, and converted back to the original unit. Discrepancies due to inconsistently applied conversion factors and rounding were consequently created in the database. MDA evaluated assay procedures in order to determine the original analytical units for respective data sets, and assays in the database were changed where required to honor the most original data. In summary, Gold Standard holes were initially assayed in g Au/t and were restored and converted to oz Au/ton (oz Au/ton = g Au/ton ÷ 34.285714). Historical samples were originally assayed in oz Au/ton and were restored. Consistent conversion factors were applied when needed.

All new digital data was imported into GeoSequel® and compared to the database from Gold Standard through a series of comparison queries. New collar surveys from certificates matched exactly the coordinates in the Gold Standard collar file. The azimuths and dips of 19 of the new holes were switched, and the planned orientation data was used at the top of eight holes, producing radical deviations with down-hole survey measurements. Slight discrepancies were noted in nine down-hole survey records. All errors and discrepancies in collar and survey data were modified in agreement with Gold Standard. There were 38 errors noted in the gold data that apparently occurred during conversion to oz Au/ton from g Au/t, which were corrected. Similarly, conversion errors were found in the silver assays and corrected. After all validations were completed, and necessary corrections applied, 105 new drill holes from the 2019-20 campaign were added to the MDA database.

12.2.3	Drill-Hole Data - 2023-2024

In March of 2025, assay data from holes drilled by Orla in 2023 and 2024 were verified. All certificate data were retrieved directly from the web portals of the laboratories and compiled into GeoSequel®. Essentially 100% of the 2023-2024 Pinion assays, which consisted of 11 new holes with 1,568 assay intervals (2,341 m), was compared to the laboratory certificates. Only minor discrepancies were found, generally in the prioritization of the gold and silver analyses (i.e. FA-AA vs FA-Grav), none of which were significant.

All down-hole surveys for new holes were checked for significant variations in azimuth and dip. All survey intervals demonstrated reasonable rates of change.

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12.2.4	2019 Audit of Carbon, CO2 and Sulfur Data

The assay tables for Pinion contained 4,050 records of analyses and calculated values for carbon and sulfur species as summarized in Table 12-3. Most of the analyses were performed by Bureau Veritas in Vancouver, BC. A smaller number were analyzed by AAL in Sparks, Nevada.

Table 12-3: Pinion Carbon and Sulfur Records Checked and Analytical Procedures

Laboratory	No. of Records	C Total % method	CO2 % method	C InOrganic % method	C Organic % method	S Total % method	S Sulfide % method
Bureau Veritas	3,941	TC003	TC006	calculated	calculated	TC003	TC009
AAL	93	ELTRA C	n/a	calculated	ELTRA C	ELTRA C	ELTRA C
AAL	16	ELTRA C	n/a	calculated	ELTRA C	ELTRA C	ELTRA C

Note: n/a indicates “not applicable” and were not analyzed or calculated; TC003, TC006 and TC009 are Bureau Veritas method codes for LECO analyses. ELTRA C is the AAL method code for LECO-type analyses. On the Bureau Veritas certificates, the TC00x codes on the data listings and cover pages are not the same. The codes listed in the table above are from the cover pages.

MDA compared the measured values in the assay tables from Gold Standard to copies of the laboratory certificates and checked calculated values with the same equations used for Dark Star above. MDA determined that all measured values from the assay tables matched those in the laboratory certificates, and all calculations were performed correctly.

12.3	Jasperoid Wash Database Audit

12.3.1	Drill-Hole Data - 2017-2018

The drilling database for Jasperoid Wash in 2018 contained 10,147 assay intervals in 97 drill holes. Documentation was available for the for the 40 holes drilled by Gold Standard, although 14 of the holes did not have assay data. MDA compared the database against digital certificates supplied by Gold Standard and found no significant issues or discrepancies.

Since no original assay certificates were available, data for the 43 historical holes was verified using secondary sources, which primarily consisted of written reports, database printouts and previous database compilations. MDA compared the older drill data in the database received from Gold Standard to two Westmont annual reports, a Cameco assay compilation, and an assay compilation in a digital text file (PHOLASAY.txt) of unknown origin which contained the JW-8910, JW-8911, and JW-9001 to JW-9014. Only one minor typographical error, as well as insignificant issues due to rounding, were found and corrected. The verification demonstrated the database properly reflects the secondary data sources; however, the historical drill-hole data cannot be fully verified without comparison to original certificates.

The drill-hole survey data for the 2017 and 2018 Gold Standard holes were verified against original down-hole survey instrument files obtained from Gold Standard. No discrepancies were found between the compiled data set and the source survey data.

12.3.2	Drill-Hole Data - 2023-2024

In March of 2025, assay data from holes drilled by Orla in 2023 and 2024 were verified. All certificate data were retrieved directly from the web portals of the laboratories and compiled into GeoSequel®. Essentially 100% of the 2023-2024 Jasperoid Wash assay database, which consisted of 30 new holes with 2,441 assay intervals (3,660 m), was compared to the laboratory certificates. Only minor discrepancies were found, generally in the prioritization of the gold and silver analyses (i.e. FA-AA vs FA-Grav), none of which were significant.

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All down-hole surveys for new holes were checked for significant variations in azimuth and dip. All survey intervals demonstrated reasonable rates of change.

12.4	North Bullion Deposits Database Audit

12.4.1	Historical and Gold Standard Drill Data - 2010-2020

In June of 2020, Gold Standard provided MDA with a database that contained all historical and Gold Standard drill-hole data. Although APEX had performed substantial verification of the drill-hole data, MDA conducted an audit of the North Bullion database in its entirety. The database received from Gold Standard consisted of Excel spreadsheets exported from Micromine’s GeoBank secure database software, and contained collar, survey, assay and geologic information. Collar, survey, assays, geologic logging and geotechnical data were imported into a GeoSequel® directly from the spreadsheets. Logic tests were conducted on the data as described for Dark Star in Section 12.1.1. Errors found during these tests were iteratively corrected by MDA in conjunction with Gold Standard.

The digital database was verified against any physical documentation that Gold Standard possessed. Collar coordinate data were largely validated in their entirety and found to be accurate. Down-hole survey data from original sources were available for all Gold Standard core holes and 42 holes drilled by Kinross. In all, down-hole surveys for 176 holes were evaluated for abrupt and radical changes in azimuth and dip, during which only one survey record was determined to be improbable and was invalidated by both MDA and Gold Standard.

Based on availability of original laboratory certificates, the assay data was verified in two groups. Since digital certificates were accessible for all Gold Standard drilling from 2010 to present, which represented 28% of drill holes and 57% of assay intervals at the time, a full audit of the Gold Standard assays was possible. Original certificates were downloaded directly from the analytical laboratories, and the comparison to Gold Standard’s database revealed no errors or discrepancies.

Since about 43% of the 2010-2020 assay intervals were obtained from historical drilling sources and were not generally available from the laboratories in digital form, a 20% randomized manual audit of these data was performed. Of the 368 historical drill holes with 33,692 assay intervals, 6,738 intervals in 78 holes were randomly selected for verification. Values in the database were checked against the paper copies of certificates for both gold and silver. The resulting error rate was well under 1%, and the minor issues detected were corrected by MDA and Gold Standard. The issues found included transcriptional errors and some missing data that were added into the database. Analytical procedures and their respective detection limits by operator and drill campaigns were evaluated in order to validate and properly apply values below detection limits. In general, positive values of half detection limit for the gold and silver were assigned.

Collar coordinates for historical drill holes were checked in a general sense against topography and identifiable drill sites on photos. Paper copies of down-hole survey data were manually compared with the database. Only minor discrepancies in collar and down-hole survey data were found and were corrected in conjunction with Gold Standard. Geologic logging was verified during the modeling process in Section 12.1.1. Conflicts were noted, particularly due to inconsistent logging of formations, but were interpreted with the help of Gold Standard staff to produce a reasonably consistent geologic model.

Depending on the operator and drill campaign, assay data was analyzed in g Au/t or oz Au/ton. Commonly, measured values in Gold Standard’s North Bullion database had been converted to one unit, and converted back to the original unit. Discrepancies due to inconsistently applied conversion factors and rounding were consequently created in the database. MDA evaluated assay procedures in order to determine the original analytical units for respective data sets, and assays in the database were changed where required to honor the most original data. In summary, Gold Standard samples that were initially assayed in g Au/t were restored and converted to oz Au/ton (oz Au/ton = g Au/t ÷ 34.285714).

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Historical samples were originally assayed in oz Au/ton and were restored. Consistent conversion factors were applied when needed.

12.4.2	Drill-Hole Data - 2023

In March of 2025, assay data from holes drilled by Orla in 2023 were verified. All certificate data were retrieved directly from the web portals of the laboratories and compiled into GeoSequel®. Essentially 100% of the 2023 North Bullion assay database, which consisted of 21 new holes with 4,760 assay intervals (7,058 m), was compared to the laboratory certificates. Only minor discrepancies were found, generally in the prioritization of the gold and silver analyses (i.e. FA-AA vs FA-Grav), none of which were significant.

All down-hole surveys for new holes were checked for significant variations in azimuth and dip. All survey intervals demonstrated reasonable rates of change.

12.4.3	North Bullion GPS Collar Checks

During the North Bullion site visit in July 2020, Gold Standard, with MDA present, took GPS measurements on five drill-hole collars (first five rows in Table 12-4) and five drill pads with indirect evidence of drill holes in the field to spot-check coordinates in Gold Standard’s collar tables. A Garmin - Rino 530 non-differential GPS was used to measure coordinates at the drill collars. The Garmin website indicates the unit is accurate to within 9.8 to 16.4 ft (3 to 5 m). Seven northings and/or eastings exceeded the maximum range of accuracy of the GPS. However, the actual drill-hole location was not apparent on the pads for all but two of the northings, and these exceeded the maximum accuracy by 6 ft (1.8 m) or less. All other readings were within acceptable limits.

Table 12-4: MDA Verification GPS Checks of North Bullion Drill Collars (NAD27 UTM 11N feet)

Area	Indicated or Nearest Drill Hole	MDA GPS Location			Gold Standard Collar Location			Difference (GPS vs Survey)
		Easting	Northing	Elev.	Easting	Northing	Elev.	Easting	Northing	Elev.
North Bullion	RR13-15	1,918,539.5	14,726,971.9	6,584.6	1,918,552.6	14,726,985.0	6,570.0	13.1	13.1	-14.6
North Bullion	RR17-03	1,919,038.2	14,727,513.2	6,519.0	1,919,053.8	14,727,495.2	6,462.4	15.6	-18.0	-56.6
North Bullion	RR13-02	1,919,490.9	14,726,693.0	6,538.7	1,919,494.2	14,726,715.0	6,531.1	3.3	22.0	-7.6
North Bullion	RR13-04				1,919,490.6	14,726,681.2	6,533.9	-0.3	-11.8	-4.8
Sweet Hollow	RRB17-01	1,917,479.8	14,721,479.7	6,879.9	1,917,493.8	14,721,467.3	6,871.8	14.0	-12.4	-8.1
Sweet Hollow	RR12-21	1,917,988.3	14,722,690.4	6,870.1	1,918,033.4	14,722,633.2	6,880.8	45.1	-57.2	10.7
Sweet Hollow	RR10-01	1,917,588.0	14,721,939.1	6,991.5	1,917,568.3	14,721,991.6	6,996.0	-19.7	52.5	4.6
POD	NR-030	1,916,347.9	14,722,509.9	7,244.1	1,916,336.4	14,722,525.1	7,233.0	-11.5	15.2	-11.1
POD	BDH-14	1,916,866.2	14,722,290.1	7,076.8	1,916,854.2	14,722,281.5	7,087.0	-12.0	-8.6	10.2
POD	NR-032	1,916,964.7	14,722,342.6	7,086.6	1,916,924.4	14,722,329.6	7,086.0	-40.2	-13.0	-0.6

12.5	Pony Creek Data Verification Procedures

Pony Creek has been the site of numerous exploration programs since the 1980’s as a result, a substantial volume of geological data has been generated, some of which is historical and was collected prior to the adoption of NI 43-101.

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12.5.1	2022 Data Verification

In 2022, APEX Geoscience Ltd. completed a thorough data verification program that investigated the following historical information and data:

•	Historical and Contact Gold surface sampling locations and assay analytical results.
•	Historical and Contact Gold drill-hole data, including drill logs, assay analytical results and laboratory certificates.
•	Contact Gold metallurgical test work data and laboratory certificates.

The 2022 data verification procedures included compiling all digital drilling data into excel spreadsheets and importing the data into Micromine to create a drill-hole database (DHDB). This was a combination of historical data compilations conducted by Mine Development Associates (MDA; Gustin, 2017), as well as original logs and assay certificates from Contact Gold drilling in 2017, 2018, and 2019. The compilation included collar coordinates, down-hole survey information, geological interval data and assay information. Once verified, data were compiled into the Micromine drill-hole database. A total of 373 drill holes, with collar and assay data, were compiled into the database.

Once compiled, a brief and concise validation program was completed comparing the original drill logs, assay certificates and collar coordinates to the compiled database. Checks were conducted to confirm that drilling data (including the pre-2017 drilling data) was correctly digitized and properly imported into the Micromine database. Approximately 10% of the historical (pre-2018) drill-hole data, including collars, down-hole surveys (if present), geology intervals and assays were compared against original paper logs and assay certificates to verify the digitized historical data. Minor typos, precision errors, conversion errors and columns mismatches were found and rectified. Overall, in the opinion of the QP, the database is considered accurate and acceptable for resource estimation and mining given the current data at hand.

The Micromine software platform comes with DHDB verification tools, that were also employed to assist in the data verification.

All the Contact Gold drilling data for 2017-2019 was compiled from original data provided by the Company into the Micromine database and was reviewed by the Mr. Black. The 2017-2019 drilling data contained adequate QA/QC data, as summarized in Section 11. The geological logs were compared to the original paper copies for digitizing errors, and no errors were found.

12.5.2	2025 Data Verification

In 2025, additional verification was undertaken to assess drilling completed at Pony Creek since 2022. The verification covered all 25 drill holes from 2024, distributed across Appaloosa, Bowl, Mustang, Pony Spur, and Stallion prospects. The results of this investigation are summarized below.

•	The collar locations of the 2024 drill holes were compared to coordinates in the collar survey database. The collar locations were accurate, and no errors were discovered.
•	The total depth (TD) of each drill-hole was tested by comparing end of hole (EOH) data in the: collar, lithology, assay interval, and survey databases. All the drill-hole TDs were determined to be accurate, without any conflicts.
•	Collar elevations were checked by comparing the digital terrain model (DTM) surface with the elevation surveyed at each collar location. Elevation differences between these datasets ranged from 2 to 18 ft (0.6 to 5.5 m), with an absolute average of 9.4 ft (2.86 m), this is considered reasonable and within acceptable limits.
•	Drill-hole sample assays were verified by comparing the assay database with official certificates provided directly from the Bureau Veritas laboratory web portal. Every sample collected from the 25 drill-holes in the MRE area was checked, 3,105 samples in total. All assays were identical, without any contradictions.
•	Down-hole surveys were selected for validation by choosing approximately 10% of the MRE relevant drill holes with the highest total Au content. 72 survey points were selected from a total of 526 (13.7%). The selected points were validated against raw data collected at the time of survey. A single rounding error was discovered in one survey point; and another survey point was not collected because of issues encountered while drilling. 97.2% of the selected surveys (13.3% of all down-hole surveys) were determined to be accurate without any errors.

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In addition to verifying the database against source data, APEX conducted logical validation checks in Leapfrog Geo, specifically for overlapping intervals and maximum depth exceedances. No errors were identified, indicating internal consistency of the drill hole data.

Overall, in the opinion of the QP, the 2024 drilling data is considered accurate and acceptable for resource estimation and mining.

12.6	Qualified Person Site Inspection

MDA/RESPEC geologists and engineers first visited the South Railroad property site on November 18, 2016, when Mr. Dyer and Mr. Steve Ristorcelli visited the Pinion and Dark Star deposits. This site visit included reviews of core, examination of drill-hole cross sections with the geologic model, and investigations of representative exposures in road cuts and outcrops. Mr. Ristorcelli also visited the Gold Standard office in Elko, Nevada on June 21, 2018.

Mr. Lindholm, a Senior Geologist with MDA at the time, and an associate visited the Dark Star and Jasperoid Wash areas on September 18 and 19, 2018. The work included review of core, GPS collar checks, and visits to the sites to inspect geology. On July 14 through July 16, 2020, Mr. Lindholm visited the project office in Elko, as well as the North Bullion, Sweet Hollow, POD and Pinion deposit areas. Mr. Lindholm verified drill-collar locations at the North Bullion, Sweet Hollow and POD deposits, and observed the drilling and sample handling methods and procedures being used at two core drills and one RC drill that were in operation at Pinion. The site visit also included reviews of drill core, examination of drill-hole cross sections and discussions of the geologic model with Gold Standard personnel.

The site was subsequently visited by Mr. Lindholm during an exploration workshop hosted by Orla/Gold Standard from August 16 to 18, 2022. Project work to date, including the current status of resources, was reviewed and discussed with Orla/Gold Standard staff in the Elko office. Representative core was reviewed in the core logging facility, and the Pinion, Dark Star, Jasperoid Wash, Dixie, North Bullion, POD, and Sweet Hollow deposits were visited in the field.

The most recent site visit conducted by Mr. Lindholm occurred on August 21, 2025 in support of the current Feasibility Study Update. New drill roads and pads were observed at the Pinion, Dark Star, Jasperoid Wash and North Bullion deposits. A drill rig and support vehicles were active at Jasperoid Wash, but sampling procedures were not observed because the rig was moving between sites. The sample processing and storage facility was toured at Orla’s office in Elko, where recently drilled core was being logged. New equipment (automated core saw), and sampling, assaying (Photon assays) and QA/QC procedures were reviewed. All new procedures and protocols were implemented after the effective dates of the South Railroad project resources and supporting databases.

Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., a QP and principal of APEX Geoscience Ltd. conducted a site inspection of the Pony Creek area of the Property on January 26-27, 2022. The objectives of the site visit included:

•	Verification of the geology of the Pony Creek Deposit.
•	Verification of selected drillhole collar locations.
•	Observation and sampling of potential mineralization in outcrop.
•	Examination of drill core and observation of mineralized intercepts.
•	Collection of verification samples, including pulps from drillhole PC-18-03.

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Mr. Dufresne travelled to Contact Gold’s office in Elko, NV, on January 26, 2022. On the afternoon of January 26, 2022, the author reviewed historical and Contact Gold drill core, RC chip trays and RC drill logs from recent drill programs completed by Contact Gold. He collected pulp samples from drillhole PC-18-05 for verification analysis. The lithology, mineralization and structural orientations observed in the drill core were consistent with the original drill logs. As an example, Mr. Dufresne compared the geological logs from several historical and Contact Gold holes to core at the core facility. Figure 12-1 shows drill core reviewed by Mr. Dufresne from hole PC06-06, drilled by Grandview in 2006 at the Bowl Zone. Geology and assays results were as depicted in the geological log.

Figure 12-1: Core from drillhole PC06-06 drilled in 2006 at the Bowl Zone showing the porphyritic rhyolite geological unit and a brecciated interval of intense faulting.

Mr. Dufresne flew by helicopter on January 27, 2022 to the Pony Creek area of the Property. The tour focused on the northern part of the Pony Creek area near the Stallion and Pony Spur zones. During his visit to the Property, 4 drill collar coordinates were recorded using a handheld GPS (Figure 12-2). These coordinates were compared against original collar coordinates in Contact Gold’s database to validate the drilling data. Overall, the comparison of selected field-verified drill collars with database values did not yield any significant discrepancies (Table 12-5). In addition, Mr. Dufresne collected 3 composite rock grab samples from the Stallion Zone and 15 pulp samples from mineralized intervals in drillhole PC18-03. The three grab samples were collected in proximity to recent Contact Gold drill collar locations: PC18-48, PC19-20, and PC19-21 (Figure 12-3).

Table 12-5: Drill collar coordinate comparison table. All coordinates are in UTM Nad83 Zone 11.

Drillhole	Easting (m)	Northing (m)	Elevation (masl)	Original Easting (m)	Original Northing (m)	Original Elevation (masl)	Difference Easting (m)	Difference Northing (m)	Difference Elevation (m)
PC19-20	585855	4470214	2179	585861	4470213	2179	6	-1	0
PC19-21	585808	4470354	2198	585807	4470351	2199	-1	-3	1
PC18-48	585877	4470309	2210	585876	4470311	2209	-1	2	-1
PC18-25	584858	4468976	2035	584858	4468973	2036	0	-3	1

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Figure 12-2: Mr. Dufresne’s verification of Contact Gold drill collar PC19-21.

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1920000
1930000
14660000
Mustang Zone
Stallion Zone
Appaloosa Zone
Pony Spur Zone
Stallion-Bowl
Bowl Zone
22MDP003
22MDP002
22MDP001
PC19-21
PC18-48
PC19-20
PC18-25
0
10
Miles
Legend
Pony Creek Collars
2024 RC
2019 RC
2018 RC
2017 RC
2017 DD
Historical Drilling
QP Rock Sample
QP Collar Location
South Carlin Complex Boundary
ORLA MINING
South Carlin Complex, Nevada, USA
Pony Creek Area
2022 QP Site Visit
1:35,000
N27 Zone 11 BLM ft
May 2025
0
0.5
Miles
APEX GEOSCIENCE

Figure 12-3: QP site visit drill collar coordinate verification and grab sample locations.

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The rock grab and pulp samples were delivered by APEX personnel to ALS in North Vancouver and Langley, BC, respectively. At ALS in North Vancouver, the rock grab samples were crushed and pulverized, and 30 g aliquots were analyzed for gold using fire assay with AES finish (ALS code Au-ICP21). Multielement geochemical analysis was completed using four acid digestion with an ICP-MS finish (ALS code ME-MS61). The pulp samples were received at ALS in Langley and sent to ALS in North Vancouver for analysis. The pulps were analyzed for gold using fire assay with AAS finish (ALS code Au-AA25). Multielement geochemical analysis was completed using four acid digestion with an ICP-MS finish (ALS code ME-MS61). The results of the verification of rock grab and pulp sampling are presented in Table 12-6 and Table 12-7, respectively. ALS is an International Standard ISO/IEC 17025:2005 certified laboratory and is independent of the Company and the authors of this Technical Report.

Table 12-6: Pony Creek QP site visit verification rock grab sample locations and results, ALS code Au-ICP21 and ME-MS61. All coordinates are in UTM Nad83 Zone 11.

Sample ID	Easting (m)	Northing (m)	Elevation (masl)	Au ppm	Ag ppm	As ppm	Ba ppm	Mo ppm	Sb ppm	Zn ppm
22MDP001	585851	4470225	2179	0.006	1.12	27.9	160	3.04	4.91	31
22MDP002	585814	4470355	2200	0.167	4.95	152	90	13.1	38.5	153
22MDP003	585868	4470323	2212	0.269	4.53	172	110	7.58	69.2	276

Table 12-7: QP site visit verification pulp sample results.

Sample ID	Hole ID	Sample- Type	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Au ppm (AA23 2018)	Au ppm (AA25 2022)	Difference (ppm)
1803064	PC18-03	Pulp	285	290	5	86.87	88.39	1.19	1.23	0.04
1803065	PC18-03	Pulp	290	295	5	88.39	89.92	1.495	1.53	0.035
1803066	PC18-03	Pulp	295	300	5	89.92	91.44	1.71	1.75	0.04
1803067	PC18-03	Pulp	300	305	5	91.44	92.96	1.66	1.71	0.05
1803068	PC18-03	Pulp	305	310	5	92.96	94.49	4.58	4.75	0.17
1803069	PC18-03	Pulp	310	315	5	94.49	96.01	4.76	4.68	-0.08
1803070	-	Blank	-	-	-	-	-	-	0.02
1803071	PC18-03	Pulp	315	320	5	96.01	97.54	3.69	3.73	0.04
1803072	PC18-03	Pulp	320	325	5	97.54	99.06	1.56	1.48	-0.08
1803073	PC18-03	Pulp	325	330	5	99.06	100.58	1.25	1.25	0
1803074	PC18-03	Pulp	330	335	5	100.58	102.11	0.744	0.74	-0.004
1803075	PC18-03	Pulp	335	340	5	102.11	103.63	1.435	1.42	-0.015
1803076	PC18-03	Pulp	340	345	5	103.63	105.16	0.815	0.85	0.035
1803077	PC18-03	Pulp	345	350	5	105.16	106.68	1.51	1.58	0.07
1803078	PC18-03	Pulp	350	355	5	106.68	108.20	1.765	1.77	0.005
1803079	PC18-03	Pulp	355	360	5	108.20	109.73	1.89	1.88	-0.01

The composite rock grab samples collected from the Stallion Zone contained low grade gold mineralization with 0.269 ppm Au in 22MDP003 and 0.167 ppm Au in 22MDP002, as well as elevated levels of pathfinder elements including Ag, As, Ba, Mo, Sb, and Zn (Table 12-6). The site visit rock grab sample mineralization is consistent with the style and tenor of mineralization previously described at the Pony Creek area of the Property.

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The pulp samples from the mineralized intervals in drillhole PC-18-03 correlate reasonably well with the original 2018 assays (Table 12-7). On average, the gold values from the QP verification pulps (AA25 2022) were higher in comparison to the original analyses (AA23 2018), 60% (n=9) of the samples returned higher gold grades compared to the original, and 1 sample returned the same value. For multielement geochemical analysis, all of the pulps contained pathfinder elements, including Ag, As, Ba, Mo, Sb, Tl, and Zn.

Based on independent verification sampling of rock grab and pulp samples, as well as a review of the outcrop exposure, drill core and drill chips, Mr. Dufresne verified the geological observations, results and conclusions of the exploration work carried out by Contact Gold at Pony Creek.

12.7	Summary Statement on Data Verification

Based on the observations during site visits, and results of the data verification and QA/QC evaluations, it is Mr. Lindholm’s opinion that the Dark Star, Pinion, Jasperoid Wash, and North Bullion deposits analytical data are adequate for the purposes used in this Technical Report, subject to those samples removed, and any issues described above in this section and for the QA/QC evaluation described in Section 11.5. All issues described in this section and Section 11.5 have been considered in assigning levels of confidence and the classification of the mineral resources estimated in Section 14. Mr. Lindholm experienced no limitations with respect to data verification activities conducted for the North and South Railroad properties.

Mr. Dufresne has reviewed the adequacy of the exploration and mining information for the Pony Creek area of the Property, and has inspected the physical, visual, and geological characteristics. No significant issues or inconsistencies were discovered that would call into question the validity of the data. In the opinion of Mr. Dufresne, the Pony Creek area of the Property data is adequate and suitable for use in this Report.

Mr. Dufresne notes that the known QA/QC data from historical drill programs at Pony Creek is limited to only duplicate data from the Homestake and Grandview drilling programs in 2000 and 2005-2007, respectively. However, based on the Property inspection, verification sampling and data review, Mr. Dufresne has no reason to doubt the geology exploration results of the Ponk Creek area of the Property.

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13	Mineral Processing and Metallurgical Testing

Detailed summaries of the test reports completed to date are included in the following two sections. Work carried out prior to these programs is not included as it was carried out on surface samples.

13.1	Pinon Overview

For Pinion, two fixed recoveries and a single algorithm can be used to predict the recovery from ore crushed to 80% < 1”. The algorithm predicts the recovery from the Barium content for ores above 2.7% Barium. For ores below 2.7% Barium, a fixed recovery of 63% can be used.

That is:

•	For Pinion ores in the North Pit < 2.7% Ba,
o	Crushed ore recovery (%) = 70
•	For all other Pinion ores < 2.7% Ba,
o	Crushed ore recovery (%) = 63
•	For Pinion ores > 2.7% Ba,
o	Crushed ore recovery (%) = -(1.8 x Ba (%)) + 68

Recovery from Pinion RoM ore is estimated by deducting 10% from the crushed ore recovery.

Using the median result from the 25 mm column tests, the silver recovery from crushed and RoM ore is estimated at 15% and 5% respectively. The previous FS estimated the silver recovery from RoM ore at 10.6%.

The two box plots, Figure 13-1 and Figure 13-2, show that Pinion East has both the lowest average recovery and the highest average Barium grade. The North zone has the highest recovery. When the data from all Pinion Testing Phases is analyzed, a trend is apparent between particle size and recovery, see Figure 13-3. This trend also exists in the individual data sets grouped by testing phase. Figure 13-4 shows that recovery is only slightly dependent on gold grade. Overall, only a weak trend exists between barium content and recovery. However, ores with high barium content show a strong trend exists between barium content and recovery. The recovery drops by approximately 2% for every 1% increase in Barium content above 2.7% Ba, see Figure 13-5, Figure 13-6, and Figure 13-7. No trend exists between silica content and recovery, see Figure 13-8.

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Figure 13-1: Pinion Zone vs. Recovery

Figure 13-2: Pinion, all data, Ba vs. Zone

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Figure 13-3: Pinion all data, Particle Size vs. Recovery

Figure 13-4: Pinion all data, Grade vs. Recovery

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Figure 13-5: Pinion all data, Barium vs. Column Recovery

Figure 13-6: Pinion, Low Barium vs. Column Recovery

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Figure 13-7: Pinion, High Barium vs. Column Recovery

Figure 13-8: Pinion all data, Si vs. Recovery

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13.1.1	Pinion Test Phases

Each set of test data is briefly discussed below. Additional graphs were generated from each individual data set.

13.1.1.1	Phase 1

In 2016 and 2017, a total of thirty-three composites were made from intervals selected from ten core holes, on two cross-sections, located in the Pinion North and NW Pinion Main zones (KCA, 2017a).

Twenty-four of the thirty-three drill core composites were subjected to bottle-roll leach testing at target P80 sizes of 75 μm and 1,700 μm, and to column-leach testing at either 12.5 mm or 25 mm crush sizes. The remaining nine composites were only bottle-roll leached at target P80 sizes of 75 μm and 1,700 μm.

Twenty-seven columns were prepared, thirteen from Pinion North and fourteen from Pinion Main. All were crushed to ½” except one from Pinion North and three from Pinion Main which were crushed to 1”. Recoveries were variable and a fairly strong trend exists between particle size and recovery. An approximate decrease in recovery of 10% can be expected between crush sizes of 80% passing ½” and 1”, see Figure 13-9.

Figure 13-9: Pinion North and Main data, particle size vs. recovery

The column results are summarized in Table 13-1.

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Table 13-1: Pinion Phase 1 - Summary of Column Leach Test Work

KCA Sample No.	Description	Crush Size, mm	Calculated Head, g/t Au	Extracted, % Au	Calculated Tail P80 Size, mm	Days of Leach	Consumption NaCN, kg/t	Addition Ca(OH)2, kg/t	Addition Cement, kg/t
77101 A	PN #1	19	0.259	73	12.2	90	0.93	0.76	0.00
77102 B	PN #2	19	1.329	78	12.0	121	1.23	0.76	0.00
77103 A	PN #3	19	0.880	62	12.6	90	0.85	0.75	0.00
77105 B	PN #5	37.5	0.663	66	21.2	121	1.00	0.76	0.00
77105 C	PN #5	19	0.739	70	12.0	90	0.82	0.76	0.00
77107 A	PN #7	19	1.878	79	11.8	90	1.05	0.76	0.00
77108 A	PN #8	19	1.174	82	12.2	90	0.95	0.50	0.00
77109 A	PN #9	19	0.470	90	10.7	60	0.65	0.50	0.00
77110 B	PN #10	19	0.443	73	12.0	60	0.35	0.50	4.97
77112 B	PN #12	19	0.547	77	12.1	121	1.15	0.50	0.00
77116 A	PN #16	19	0.446	64	12.5	90	0.86	0.50	0.00
77117 A	PN #17	19	0.427	76	13.3	90	0.99	1.00	0.00
77118 A	PN #18	19	0.933	63	12.1	121	1.53	0.50	0.00
77120 B	PN #20	19	0.628	66	12.3	90	1.10	0.50	0.00
77121 B	PM #21	19	1.389	62	12.5	90	1.04	1.01	0.00
77122 B	PM #22	37.5	0.662	51	24.4	121	0.96	0.48	0.00
77122 C	PM #22	19	0.680	59	12.3	90	0.69	0.50	5.00
77124 A	PM #24	19	0.283	83	11.9	60	0.29	0.50	5.00
77125 B	PM #25	19	0.300	72	12.0	90	0.94	0.50	0.00
77126 B	PM #26	37.5	0.902	54	26.1	121	1.17	0.50	0.00
77126 C	PM #26	19	0.966	62	12.1	90	1.00	0.50	0.00
77127 A	PM #27	19	0.470	70	12.2	90	1.41	1.01	0.00
77129 A	PM #29	19	0.279	56	11.9	90	1.01	0.50	0.00
77130 B	PM #30	19	1.883	67	12.3	90	1.08	0.50	0.00
77132 B	PM #32	37.5	0.436	54	24.7	90	0.87	0.50	0.00
77132 C	PM #32	19	0.426	62	12.4	90	1.00	0.50	0.00
77133 A	PM #33	19	0.330	56	12.7	90	1.19	0.50	0.00

For column leach tests, gold extractions ranged from 51% to 90% and averaged 68%, based on calculated heads which ranged from 0.26 to 1.88 g/t. The sodium cyanide consumption ranged from 0.29 to 1.53 kg/t. The average particle size was 80% passing 14 mm. The material utilized in leaching was blended with 0.48 to 1.01 kg/t hydrated lime. Three columns, 10, 22, and 24, were also agglomerated with 5 kg/t cement.

A portion of tailing material from each column-leach test was utilized for load permeability test work. The purpose of the load permeability test work was to examine the permeability of the crushed material under compaction loading equivalent to heap heights of 25 m, 50 m, 75 m, and 100 m. All tests passed the permeability and slump criteria utilized by KCA.

For bottle roll leach tests on 1.70 mm material, gold extractions ranged from 49% to 86% based on calculated heads which ranged from 0.064 to 1.781 g/t. The sodium cyanide consumptions ranged from 0.06 to 0.48 kg/t. The material utilized in leaching was blended with 0.50 to 4.25 kg/t hydrated lime. Most column tests were still leaching at a rate of approximately 1% every 10 days when the columns were terminated at 90 or 120 days.

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Figure 13-10: Pinon Project Gold Extraction versus Days of Leach

Fourteen drill core samples were selected for comminution test work at Hazen Research. They were subjected to the modified SMC Test. The Dwi ranged from 2.13 to 8.02 kWh/m3, indicating soft to medium-hard material. The A x b and Dwi values can be categorized as soft to moderate in comparison to the SMC worldwide database values. Ai values ranged from a low of 0.46 g to a high of 1.55 g, average 0.98 g, indicating moderate to very high abrasiveness of the materials tested, due to the silica content. Mic, the SMC crusher component value, with an average of 5.9 kWh/t, would be ranked in the lower mid-range of the SMC worldwide database.

13.1.1.2	Phase 2

KCA carried out bottle roll, conventional-crush column-leach and HPGR-crush column-leach testing on a drill core composite sample from the Pinion Main zone (KCA, 2019). Only one column test was completed on material crushed conventionally. The Phase 2 columns were filled with material fine crushed by HPGR and compared with material crushed conventionally to ½”. The results are not considered relevant to the current flow sheet.

13.1.1.3	Phase 3

GSV drilled additional metallurgical core holes in the Pinion North and Main zones in 2017-2018, that were first tested in 2019 (KCA, 2019a). A total of twenty-six composites were made from intervals selected from twenty-two core holes. The twenty-six drill core composites were subjected to bottle-roll leach testing at target P80 sizes of 75 μm and 1,700 μm, and to column-leach testing at 12.5 mm or 25 mm crush sizes. Twenty-four columns were prepared, four from Pinion North and twenty from Pinion Main. All were crushed to either ½” or 1”. Recoveries were variable, but unlike the Phase 1 and 6 test results, only a weak trend exists between particle size and recovery.

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Three results yielded recoveries below 40%. In the report, KCA gave no reason for this, however, analysis shows that two of the low recovery results were due to the samples 38 and 39 having a high sulfide content of 0.15 and 0.67% respectively.

Only samples crushed by HPGR failed the permeability tests at simulated heap heights up to 100 m.

Table 13-2: Pinion Phase 3 - Summary of Column Test

KCA Sample No.	Description	Crush Size, mm	Calculated Head, g/t Au	Extracted, % Au	Calculated Tail P80 Size, mm	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t	Addition Cement, kg/t
83301 A	PN#35-mlbx-mix/MedBa	37.5	0.968	81	21.5	130	1.19	1.01	0.00
83302 A	PN#36-mlbx-mix/LowBa	19	0.626	77	12.1	130	1.07	1.01	0.00

83303 A	PM#37-mlbx-mix/HiBa	37.5	0.466	60	24.4	73	0.66	0.75	0.00
84133 A	PM#37-mlbx-mix/HiBa	HPGR	0.467	76	5.26	65	0.77	0.51	0.00

83304 A	PM#38-mlbx-mix/HiBa	37.5	1.648	31	25.1	130	0.83	1.00	0.00
83305 A	PM#39-Mtp-stmic,mic/LowBa	19	0.260	45	13.0	94	0.89	1.51	0.00
83306 A	PM#40-Ddg-car/Low Ba	19	0.198	63	12.2	94	0.69	1.07	0.00
83307 A	PM#41-mlbx-stls/HiBa	19	0.855	65	12.2	130	1.15	1.00	0.00
83308 A	PM#42-mlbx-stmic/LowBa	19	0.360	71	12.9	94	0.99	1.00	0.00
83309 A	PM#43-mlbx-mic=stls/MedBa	19	0.666	74	13.1	94	0.66	1.00	0.00
83310 A	PM#44-mlbx-mix/HiBa	19	1.015	80	12.6	94	0.96	1.01	0.00
83311 A	PM#45-mlbx-mix/LowBa	19	3.187	36	12.9	130	1.36	1.30	0.00
83312 A	PN#46-mlbx-mix/LowBa	19	2.103	71	11.6	94	0.82	1.02	0.00
83313 A	PM#47-mlbx-mix/LowBa	19	0.971	79	12.8	95	1.03	1.01	0.00
83314 A	PN#48-mlbx-mix/LowBa	19	0.509	65	12.3	94	0.88	1.00	0.00
83315 A	PM#49-mlbx-ls/LowBa	37.5	0.600	65	24.9	94	0.67	1.00	0.00
83316 A	PN#50-mlbx-ls/LowBa	19	0.479	71	13.3	94	0.74	0.99	0.00

83317 A	PM#51-mlbx-ls/HiBa	37.5	0.504	46	22.3	94	0.72	1.01	0.00
84134 A	PM#51-mlbx-ls/HiBa	HPGR	0.518	57	5.5	65	0.65	0.00	2.01

83318 A	PM#52-mlbx-ls/MedBa	19	0.748	30	17.2	94	0.71	1.01	0.00

83319 A	PM#53-mlbx-stls/HiBa	37.5	0.831	69	24.2	73	0.85	0.89	0.00
84135 A	PM#53-mlbx-stls/HiBa	HPGR	0.891	78	5.20	65	0.89	0.51	0.00

83320 A	PM#54-mlbx-st/HiBa	19	1.207	41	12.2	94	0.95	1.00	0.00
83321 A	PM#55-mlbx-st/HiBa	37.5	0.507	59	25.2	94	0.84	1.00	0.00
83322 A	PM#56-mlbx-stmic/LowBa	37.5	0.794	52	24.8	73	0.70	0.75	0.00
84136 A	PM#56-mlbx-stmic/LowBa	HPGR	0.842	66	5.67	65	0.84	0.52	0.00

83323 A	PM#57-mlbx-stmic,st/HiBa	37.5	0.313	72	24.5	94	0.70	1.00	0.00
83324 A	PM#58-mlbx-cly,mic/LowBa	19	1.607	70	12.2	94	0.93	1.01	0.00

82325 A1	PM#59-MTP=stmic, stls/LowBa	37.5	0.576	63	25.0	94	0.73	1.00	0.00
84137 A1	PM#59-MTP=stmic, stls/LowBa	HPGR	0.515	75	4.92	65	0.48	0.00	6.00

83326 A	PM#60-Dgd_mix/LowBa	19	0.471	70	10.2	94	0.87	1.01	0.00

Note (1): Composite #59 has low level sulfides and is considered transitional. Note (1): Composite #38 and 39 have higher level sulfides and are considered sulfide.

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Five samples (PM#37, PM#51, PM#53, PM#56, and PM#59) were crushed via conventional means as well as via high pressure grinding rolls (HPGR).

Conventional crushing yielded an average gold extraction of 58% with a range of 46% to 69% and an average silver extraction of 15% with a range of 9% to 25%. Column leach tests utilizing conventionally crushed material leached for an average of 81 days with an average NaCN consumption of 0.73 kg/t. HPGR crushing yielded an average gold extraction of 70% with a range of 57% to 78% and an average silver extraction of 40% with a range of 28% to 58%. Column leach tests utilizing HPGR crushed material leached for an average of 65 days with an average NaCN consumption of 0.73 kg/t.

All five samples produced better gold extractions (+11%) when crushed via HPGR. Although KCA recommended HPGR crushing, the increased recovery was due to the fine particle size produced rather than the crushing method.

Most column tests were still leaching at a rate of approximately 1% to 2% every 10 days when the columns were terminated at between 65 to 130 days.

Figure 13-11: Pinion Project Gold Extraction versus Days of Leach

Nine drill core samples were selected for comminution test work at Hazen Research. The Dwi ranged from 5.34 to 7.30 kWh/m3, indicating soft to medium-hard material. The A x b and Dwi values can be categorized as moderate in comparison to the SMC worldwide database values. Mic, the SMC crusher component value, with an average of 6.8 kWh/t, would be ranked in the mid-range of the SMC worldwide database. Ai values ranged from a low of 0.40 g to a high of 0.85 g, averaging 0.69 g, indicating moderate to above average abrasiveness of the materials tested, due to the silica content.

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13.1.1.4	Phase 4

In 2020, three variability composites, labelled 61, 62, and 63, targeting Transition ore from the Pinion deposit, were made from intervals selected from five core holes (KCA, 2020). One sample, 61, was labelled Pinion West and the other two, 62 and 63 were labelled Pinion East. The recoveries were 51, 64, and 25%, while sulfide contents are 0.03, 0.20, and 0.97% and barium contents were 10.3, 4.5, and 14.2 % respectively. The low recovery on some samples is explained by either the high sulfide or high barium.

Table 13-3: Pinion Phase 4 – Summary of Column Tests

KCA Sample No.	Description	Test Type	Calculated Tail P80 Size, mm	Calculated Head, g/t Au	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t	Addition Cement, kg/t
84851 A	PW#61-Trans	CT - Conv.	12.3	0.343	51	94	1.39	0.98	0.00
89008 B	PW#61-Trans	CT - HPGR	6.1	0.377	64	94	1.53	0.00	2.13
84851 A	PW#61-Trans	BRT - Coarse	1.56	0.354	62	6	0.20	0.75	0.00
84851 A	PW#61-Trans	BRT - Milled	0.062	0.379	76	3	0.24	0.75	0.00

84852 A	PE#62-Trans	CT - Conv.	11.8	0.910	64	94	1.43	0.99	0.00
89009 B	PE#62-Trans	CT - HPGR	6.2	0.939	69	94	1.18	0.00	2.00
84852 A	PE#62-Trans	BRT - Coarse	1.44	0.925	66	6	0.19	1.00	0.00
84852 A	PE#62-Trans	BRT - Milled	0.066	0.891	71	3	0.53	0.75	0.00

84853 A	PE#63-Trans	CT - Conv.	12.1	1.363	25	94	1.35	0.99	0.00
89010 B	PE#63-Trans	CT - HPGR	5.2	1.326	33	94	1.25	0.00	2.03
84853 A	PE#63-Trans	BRT - Coarse	1.66	1.381	28	6	0.39	1.00	0.00
84853 A	PE#63-Trans	BRT - Milled	0.063	1.300	32	3	0.66	1.00	0.00

Recoveries were variable, but unlike the Phase 1 and 6 test results, only a weak trend exists between particle size and recovery, similar to Phase 3.

13.1.1.5	Phase 5

In 2021, GSV commissioned KCA and Thyssen-Krupp Industrial Solutions to perform feasibility level conventional crushing and HPGR testing on two composites from the Pinion deposit (labelled East and West) and two from the Dark Star Deposit (KCA, 2021).

The material was then combined into four samples. A portion from each separate sample was conventionally crushed utilizing laboratory scale jaw crushers. Additionally, a portion of each sample was crushed utilizing a High-Pressure Grinding Roll. Splits of the four samples were also shipped to Thyssen-Krupp Industrial Solution’s (TKIS) laboratory facility in Germany for HPGR crushing (MAGRO HPGR) and ATWAL abrasion testing.

The recoveries on the conventionally crushed samples, at 80% passing 1”, were 67.6% from Pinion West and 58% from Pinion East.

13.1.1.6	Phase 6

In 2020, thirty variability composites, targeting the Pinion deposit Phase 4 mine expansion area, were made from intervals selected from fifteen core holes (KCA, 2022). All thirty composites were subjected to bottle roll and conventional column-leach testing and ten of the thirty composites were also subjected to medium pressure HPGR column-leach testing. The conventional crush column results are tabulated below.

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Table 13-4: Pinion Phase 6 – Summary of Conv. Crush Column Tests

KCA Sample No.	Description	Calculated Head, g/t Au	Au Extracted, %	Calculated P80 Size, mm	Leach Time, days	Consumption NaCN, kg/t	Addition Ca(OH)2, kg/t	Addition Cement, kg/t
91701 A	#70, Mtp	0.738	77	12.7	106	1.21	1.51	0.00
91702 A	#71, mlbx	1.081	54	12.6	106	1.30	0.75	0.00
91703 A	#72, mlbx	0.429	46	24.7	106	1.11	0.75	0.00
91704 A	#73, mlbx	0.338	32	28.2	64	1.19	1.26	0.00
91705 A	#74, mlbx	0.501	40	24.5	106	0.96	0.76	0.00
91706 A	#75, Mtp	1.324	79	12.8	106	1.13	1.52	0.00
91707 A	#76, mlbx	1.009	66	24.1	106	1.17	0.75	0.00
91708 A	#77, Ddg	0.587	55	12.9	106	1.00	0.50	0.00
91709 A	#78, Ddg	0.550	59	12.2	106	1.05	0.50	0.00
91710 A	#79, Mtp	0.668	74	24.4	106	1.07	1.26	0.00
91711 A	#80, mlbx	0.461	57	22.9	100	0.89	0.76	0.00
91712 A	#81, mlbx	1.410	79	12.5	100	1.11	0.75	0.00
91713 A	#82, mlbx	0.958	57	12.5	100	1.08	0.50	0.00
91714 A	#83, Ddg	0.205	79	12.2	100	0.82	0.50	0.00
91715 A	#84, Mtp	2.889	88	12.4	100	1.03	1.25	0.00
91716 A	#85, mlbx	1.029	53	12.6	100	1.09	0.00	2.00
91717 A	#86, Ddg	0.366	69	23.9	100	0.76	0.76	0.00
91718 A	#87, Mtp	0.337	75	11.6	100	0.67	0.00	4.51
91719 A	#88, mlbx	0.974	57	12.2	100	0.93	0.74	0.00
91720 A	#89, mlbx	0.439	33	23.8	100	0.94	0.51	0.00
91721 A	#90, Ddg	0.148	67	11.8	99	0.86	0.50	0.00
91722 A	#91, mlbx	0.430	67	23.8	99	1.09	0.76	0.00
91723 A	#92, mlbx	1.602	74	12.5	99	0.93	0.76	0.00
91724 A	#93, mlbx	1.928	89	12.1	99	0.97	1.01	0.00
91725 A	#94, Ti	0.830	69	22.2	99	0.76	0.00	4.03
91726 A	#95, Ti,mlbx	0.617	77	12.4	99	1.42	1.27	0.00
91727 A	#96, mlbx	1.280	55	12.9	99	1.05	0.76	0.00
91728 A	#97, mlbx	1.531	61	25.4	99	1.03	0.76	0.00
91729 A	#98, mlbx	1.153	59	23.7	99	1.08	0.76	0.00

Overall gold extractions for all tests ranged from 25% to 89% based on calculated heads which ranged from 0.15 to 2.89 g/t. The average was 64%. Silver extractions ranged from 6% to 49% based on calculated heads which ranged from 0.51 to 46.94 g/t. The sodium cyanide consumption ranged from 0.67 to 1.42 kg/t. The material utilized in leaching was blended with 0 to 1.52 kg/t hydrated lime or agglomerated with 0 to 4.51 kg/t cement.

Most column tests were still leaching at a rate of at least 1% every 10 days when the columns were terminated at 99 or 106 days. Column 73 was terminated prematurely at 64 days which explains its low recovery.

Recoveries were variable and a strong trend exists between particle size and recovery. An approximate decrease in recovery of 10 to 15% can be expected between crush sizes of 80% passing ½” and 1”, see Figure 13-12.

Only samples crushed by HPGR failed the permeability tests at simulated heap heights up to 100 m. None of the conventionally crushed samples failed the permeability test, although a few of the samples failed the solution clarity test. This is not considered to be problematic for two reasons. The continued percolation through the heap acts as a solution filter and these samples will be blended with other ores as part of the mining process, thus minimizing the effect.

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Figure 13-12: Pinion East and West Data, Particle Size vs. Recovery

13.1.1.7	TKK

In January 2020, the laboratory facility of KCA in Reno, Nevada received fourteen pallets of material from the Dark Star and Pinion projects containing intervals of whole, split and broken PQ core as well as surface hammer samples (TKIS, 2020). In 2021, GSV commissioned KCA and Thyssen-Krupp Industrial Solutions to perform feasibility level conventional crushing and HPGR testing on two composites from the Pinion deposit (labelled East and West) and two from the Dark Star Deposit.

The material was then combined into four samples. A portion from each separate sample was conventionally crushed utilizing laboratory scale jaw crushers. Additionally, a portion of each sample was crushed utilizing a High-Pressure Grinding Roll. Splits of the four samples were also shipped to Thyssen-Krupp Industrial Solution’s laboratory facility in Germany for HPGR crushing and abrasion testing.

The recoveries on the conventionally crushed samples, at 80% passing 1”, were 58% from Pinion East and 67.6% from Pinion West.

13.1.1.8	2023/2024 Testing

GSV identified the Pinion samples as coming from a zone to the East of the Main Pit which had not been previously tested. The hole was drilled in 2023-2024 (KCA, 2024).

There is a relationship between sulfide grade and column test gold recovery.

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Figure 13-13: 2024 Testing, Sulfide Grade vs. Recovery

Gold extractions for the column tests ranged from 38% to 72% and averaged 50% after 64 days of leaching. Cyanide consumption ranged from 0.67 to 1.03 kg/t and hydrated lime consumption ranged from 1.25 to 5.5 kg/t.

The columns were still leaching slowly after 64 days. All samples passed the KCA test criteria for slump and flow rate at all the cement addition levels. The subsequent column leach tests were not agglomerated.

The metal extractions are summarized in Table 13-5.

Table 13-5: 2023-2024 Testing – Summary of Column Tests

KCA Sample No.	Description	Crush Size, mm	Calculated Head, g/t Au	Sulfide %	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t
97976 A	PC23-01 Column Group 1	37.5	0.83	0.19	72	64	1.03	1.25
97977 A	PC23-01 Column Group 2	37.5	1.24	1.02	38	64	0.69	5.5
97978 A	PC23-01 Column Group 3	37.5	0.67	0.64	43	64	0.67	5.5
97979 A	PC23-01 Column Group 4	37.5	0.71	0.18	48	64	0.93	1.25

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13.2	Dark Star Overview

For Dark Star, it is concluded that a single fixed recovery and a single algorithm can be used to predict the recovery from material crushed to 80% < 1”. The algorithm predicts the recovery from the Sulfide content for ores below 0.10% Sulfide. For ores over 0.10% Sulfide, a fixed recovery of 70% for crushed ore is used.

That is:

-	For Dark Star ores < 0.10% Sulfide,
o	Crushed ore recovery (%) = -(211 x S2-) + 90.8%
-	For Dark Star ores > 0.10% Sulfide,
o	Crushed ore recovery (%) = 70%

Recovery from Dark Star RoM ore is estimated by deducting 5% from the crushed ore recovery.

Due to the low silver grade, no significant recovery of silver is expected from Dark Star ores.

Figure 13-14 and Figure 13-15 show the variation of recovery with sulfide grade. It can be seen from Figure 13-16, that the recovery at Dark Star is much less sensitive to particle size, compared with Pinion. Only a minor trend is apparent, at least in the range tested.

Figure 13-14: Dark Star Columns, Low Sulfide vs. Secondary Crushed Recovery

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Figure 13-15: Dark Star Columns, High Sulfide vs. Secondary Crushed Recovery

Figure 13-16: Dark Star all data, particle size vs. recovery

Unlike Pinion, the Dark Star test results show a significant trend between silica vs. recovery, as well as gold grade vs. recovery, see Figure 13-17 and Figure 13-18.

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Figure 13-17: Dark Star, Si vs. Recovery

Figure 13-18: Dark Star all data grade vs. Recovery

Note: As RoM leaching is recommended for Dark Star, no slump, permeability or agglomeration data is summarized in the following sections.

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13.2.1	Dark Star Test Phases

13.2.1.1	Phase 1

On March 9, 2017, KCA received two hundred forty-one buckets of ½ split broken HQ core material from the Dark Star Project (KCA, 2017b). The buckets contained material comprising sixty-eight individual samples. These samples were utilized for head analyses and bottle roll leach test work. Additionally, forty-one samples were utilized for head screen analyses with assays by size fraction and column leach test work.

Table 13-6: Dark Star Phase 1 - Summary of Column Tests

KCA Sample No.	Description	Crush size, mm	Calc. P80 Size, mm	Calculated Head, g/t Au	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t
78001 B	DS16-17 #1	19	12.6	0.335	80%	90	1.11	1.00
78002 B	DS16-17 #2	19	12.3	0.950	91%	90	1.08	1.00
78003 B	DS16-17 #3	19	12.5	1.027	66%	104	1.23	1.01
78004 B	DS16-17 #4	19	12.9	0.387	70%	90	1.07	0.99
78005 B	DS16-17 #5	19	12.0	0.925	95%	59	0.78	1.52
78009 B	DS16-18 #9	37.5	24.7	0.966	85%	89	1.00	1.01
78009 C	DS16-18 #9	19	12.7	0.843	85%	90	1.15	1.00
78011 B	DS16-18 #11	19	12.3	1.189	90%	59	0.70	1.22
78012 B	DS16-20 #12	19	12.4	0.805	72%	90	1.04	1.74
78013 B	DS16-20 #13	19	12.5	0.344	90%	90	1.02	1.00
78016 B	DS16-31 #16	19	12.2	0.417	87%	59	0.72	1.02
78018 B	DS16-33 #18	19	12.3	0.405	87%	58	0.99	1.03
78019 B	DS16-33 #19	19	12.5	0.327	70%	90	1.10	1.00
78020 B	DS16-33 #20	37.5	24.8	0.586	61%	89	0.84	1.00
78020 C	DS16-33 #20	19	11.7	0.514	61%	90	1.24	1.00
78021 B	DS16-33 #21	19	12.3	0.617	68%	90	1.13	1.00
78022 B	DS16-03B #22	19	12.9	1.005	95%	60	0.79	1.03
78024 B	DS16-03B #24	19	12.8	1.401	90%	60	0.63	0.99
78030 B	DS16-03B #30	19	12.7	0.776	86%	60	0.66	1.00
78031 B	DS16-27 #31	19	12.6	0.613	94%	60	0.59	1.01
78033 B	DS16-27 #33 & #35	19	12.4	1.826	93%	90	1.14	1.01
78036 B	DS16-08 #37	19	12.2	0.528	77%	89	1.69	1.28
78037 B	DS16-08 #38 & #39	19	12.6	0.883	86%	89	1.27	1.01
78038 C	DS16-08 #40	19	11.9	4.323	90%	89	1.10	1.01
78040 B	DS16-08 #42	19	12.5	4.509	94%	89	1.11	1.00
78042 B	DS16-08 #44	19	11.7	5.583	90%	89	1.03	1.01
78043 B	DS16-08 #45	19	12.1	6.386	74%	89	1.10	1.02
78044 B	DS16-08 #46 & #47	19	12.0	0.330	90%	89	1.24	1.26
78046 B	DS16-21 #49 & #51	37.5	24.5	2.211	81%	95	0.91	1.00
78046 C	DS16-21 #49 & #51	19	12.5	2.275	83%	95	1.28	1.00
78047 B	DS16-21 #50	19	12.4	1.887	92%	89	1.07	1.01
78051 B	DS16-24 #55 & #57	19	12.6	0.254	86%	90	1.05	1.00
78053 B	DS16-24 #58	19	10.2	0.179	84%	83	1.31	1.52
78055 B	DS16-24 #60	19	12.5	3.679	95%	83	1.02	1.01

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KCA Sample No.	Description	Crush size, mm	Calc. P80 Size, mm	Calculated Head, g/t Au	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t
78056 B	DS16-24 #61	19	12.6	1.858	89%	83	1.09	1.00
78057 B	DS16-24 #62 & #64	37.5	24.0	4.314	15%	90	0.93	3.02
78057 C	DS16-24 #62 & #64	19	12.8	4.941	25%	89	1.55	3.12
78059 B	DS16-05 #65, #66, #67 & #68	37.5	23.8	0.279	56%	89	0.95	1.00
78059 C	DS16-05 #65, #66, #67 & #68	19	12.7	0.228	68%	83	0.96	1.02
78060 B	DS16-05 #70	19	12.0	0.861	76%	83	0.96	1.00
78062 B	DS16-05 #69 & DS15-13 #72	19	12.4	0.513	81%	83	1.05	1.01
78063 B	DS15-13 #73	19	12.6	3.127	86%	92	1.18	1.01
78064 B	DS15-13 #74	19	12.3	1.793	75%	92	1.35	1.01
78065 B	DS15-13 #75	19	12.5	1.011	80%	92	1.27	1.01
78067 B	DS16-02 #78	19	12.9	0.702	76%	92	1.61	1.01
78068 B	DS16-02 #79	19	12.5	0.886	58%	92	1.37	1.01

Two anomalously low results were removed from the analysis. The gold extractions in the remaining 44 columns ranged from 58% to 95%, and averaged 81%, based on calculated heads which ranged from 0.18 to 6.39 g/t. The sodium cyanide consumptions ranged from 0.59 to 1.69 kg/t. The material utilized in leaching was blended with 0.99 to 3.12 kg/t hydrated lime.

In this program, four samples were tested at two different crush sizes and two different bottle roll sizes (80% passing 25 and 13 mm and 90% passing 200# and 10#). An additional thirty-four samples were tested at one crush size and two different bottle roll sizes (80% passing 13 mm and 90% passing 200# and 10#), see Table 13-7. This data supports the conclusion that for the Dark Star deposit, only a minor trend is apparent between particle size and recovery, at least in this size range.

Table 13-7: “Twinned” Results Dark Star Phase 1 – Summary of Bottle Roll/Column Test

Sample no. and 80% passing size	200#	10#	19 mm	37 mm
DS16-18 #9	87	84	85	85
DS16-33 #20	81	60	61	61
DS16-21 #49&51	92	87	83	81
DS16-05 #65-68	76	67	68	56
DS16-17 #1	82	82	80	-
DS16-17 #2	94	91	91	-
DS16-17 #3	84	73	66	-
DS16-17 #4	84	70	70	-

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Sample no. and 80% passing size	200#	10#	19 mm	37 mm
DS16-17 #5	90	92	95	-
DS16-18 #1	91	87	90	-
DS16-20 #12	75	68	72	-
DS16-20 #13	91	91	90	-
DS16-31 #16	92	89	87	-
DS16-33 #18	88	87	88	-
DS16-33 #19	91	72	70	-
DS16-33 #21	89	72	68	-
DS16-03B #22	95	97	95	-
DS16-03B #24	93	92	90	-
DS16-03B #30	89	89	86	-
DS16-27 #31	91	95	94	-
DS16-03B #33-35	89	95	93	-
DS16-06 #37	87	84	77	-
DS16-06 #38-39	91	58	86	-
DS16-06 #42	96	92	94	-
DS16-06 #44	95	87	90	-
DS16-06 #45	91	77	74	-
DS16-06 #46-47	84	84	90	-
DS16-21 #50	93	91	92	-
DS16-24 #55-57	86	87	86	-
DS16-24 #58	88	89	84	-
DS16-24 #60	92	91	95	-
DS16-24 #61	89	90	89	-
DS16-05 #70	95	87	76	-
DS16-05 #69	92	84	81	-
DS15-13 #73	87	85	86	-
DS15-13 #74	84	72	75	-
DS15-13 #75	84	75	80	-
DS16-02 #78	82	69	76	-

Twelve Dark Star drill core samples were selected for comminution test work at Hazen Research. The drop weight index ranged from 2.57 to 8.53 kWh/m3, indicating soft to medium-hard material. The range of A x b for the 12 composites spanned a low of 30.7 (moderately hard) to a high of 99.4 (soft) and averaged 49.6. Ai values ranged from a low of 0.24 g to a high of 1.24 g, and average 0.79 g indicating moderate to high abrasiveness of the materials tested due to the high silica content. Mic, the SMC crusher-component value (average = 6.8 kWh/t), would be ranked in the mid-range of the SMC worldwide database.

13.2.1.2	Phase 2

On March 9, 2017, KCA received two hundred forty-one buckets of ½” split broken HQ core material from the Dark Star Project (2018b). The buckets contained material comprising sixty-eight individual samples. These samples were utilized for metallurgical test work, reported in DKST_01, see previous section.

On September 26, 2017, portions of reject material from sixteen samples were utilized in the generation of two individual composites. These composites were utilized for conventional crushing as well as high pressure grinding roll (HPGR) crushing. The material generated from these two crushing methods was utilized for metallurgical test work.

The gold recoveries from the conventionally crushed samples at approximately 13 mm, Main and North, were 81 and 86% respectively. There is only an approximate 4 to 5% difference in recovery between crush sizes of 4 to 5 mm and 13 to 14 mm.

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Table 13-8: Dark Star Phase 2 - Summary of Column Tests

KCA Sample No.	Description	Crush Size, mm	Calc. P80 Size, mm	Calculated Head, g/t Au	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime kg/t
79254 A	DSMain-HPGRMaster Comp #1	Conventional	12.80	0.709	81%	80	0.78	1.01
79256 B	DSMain-HPGRMaster Comp #1	HPGR- Low	5.90	0.727	86%	80	0.77	1.04
79257 B	DSMain-HPGRMaster Comp #1	HPGR- Med	5.30	0.736	86%	80	0.76	1.03
79258 B	DSMain-HPGRMaster Comp #1	HPGR - High	4.90	0.716	86%	80	0.84	1.03

79259 B	DSNorth-HPGRMaster Comp #2	HPGR- Low	5.60	1.618	87%	80	0.63	1.03
79260 B	DSNorth-HPGRMaster Comp #2	HPGR- Med	4.70	1.603	90%	80	0.67	1.03
79261 B	DSNorth-HPGRMaster Comp #2	HPGR - High	4.00	1.699	91%	80	0.89	1.02
79255 B	DSNorth-HPGRMaster Comp #2	Conventional	13.90	1.208	86%	80	0.59	1.00

13.2.1.3	Phase 3

On November 30, 2018, KCA received two hundred ninety-three bags of sample material from the Dark Star Project (KCA, 2019b). This material was combined into fifty individual samples.

The samples were combined into fifty composites. These samples were conventionally crushed, prepared, and utilized for head analyses, head screen analyses with assays by size fraction, bottle roll leach test work, preliminary agglomeration test work, compacted permeability test work, and column leach test work.

In addition to test work performed on conventionally crushed material, portions of material from seven individual samples were utilized for high pressure grinding roll (HPGR) crushing. The HPGR crushed material was utilized for head screen analyses with assays by size fraction, compacted permeability test work and column leach test work.

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This data supports the conclusion that for the Dark Star deposit, only a minor trend is apparent between particle size and recovery, at least in this size range, see Figure 13-19. Although KCA recommended HPGR crushing, the increased recovery was due to the fine particle size produced rather than the crushing method.

Figure 13-19: Dark Star Phase 3, Particle Size vs. Recovery

Table 13-9: Dark Star Phase 3 – Summary of Column Tests

KCA Sample No.	Description	Crush Size, mm	Calc. P80 size, mm	Calculated Head, g/t Au	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t	Addition Cement, kg/t
84001 A	DS17-20 #80	37.5	2.013	24.6	95%	66	0.55	0	2
84002 A	DS17-20 #81	37.5	4.605	25	93%	66	0.46	0	2
84003 A	DS17-20 #82	37.5	0.731	24.6	73%	66	0.94	1.5	0
84004 A	DS17-20 #83	37.5	3.731	24.8	92%	66	0.99	1	0
84005 A	DS17-28 #84	19	0.376	12.3	70%	98	1.49	0.5	0
84006 A	DS17-28 #85	37.5	0.233	23.5	68%	98	0.83	0.5	0
84007 A	DS17-28 #86	37.5	0.301	24.1	75%	66	0.69	0.5	0
84008 A	DS17-28 #87	37.5	0.213	23.2	88%	66	0.58	0	2
84009 A	DS17-28 #88	37.5	5.399	26.2	85%	66	0.59	0.75	0
84010 A	DS17-28 #89	37.5	1.8	22.2	65%	99	1.31	1.76	0
84011 A	DS17-36 #90	37.5	1.415	24.1	93%	66	0.59	0.75	0
84012 A	DS17-36 #91	37.5	0.281	21.5	80%	66	0.82	1.03	0
84013 A	DS17-05 #92	37.5	0.453	23.9	60%	99	1.22	1.26	0
84014 A	DS17-07 #93	37.5	0.762	25.2	70%	66	0.76	1.5	0
84015 A	DS17-07 #94	37.5	0.235	21	94%	66	1.27	2.03	0
84016 A	DS17-09 #95	37.5	0.23	24.5	71%	66	0.65	1	0
84017 A	DS17-09 #96	37.5	0.366	25	29%	66	0.62	0.76	0
84018 A	DS17-09 #97	37.5	0.326	23.5	40%	66	1.09	3.01	0
84019 A	DS17-09 #98	37.5	0.858	24.1	93%	66	0.83	2.64	0
84020 A	DS17-32 #99	19	0.807	15.3	37%	66	1.27	1.76	0
84021 A	DS17-34 #100	37.5	0.19	27.2	68%	95	0.87	0.5	0
84022 A	DS17-34 #101	37.5	0.474	22.7	77%	95	0.86	0.76	0

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KCA Sample No.	Description	Crush Size, mm	Calc. P80 size, mm	Calculated Head, g/t Au	Extracted, % Au	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t	Addition Cement, kg/t
84023 A	DS17-34 #102	37.5	0.753	24.6	91%	95	0.96	1.26	0
84024 A	DS17-22 #103	37.5	0.503	24.3	85%	95	1.05	1.01	0
84025 A	DS17-22 #104	37.5	1.131	24.3	77%	95	1.04	0.75	0
84026 A	DS17-22 #105	19	0.28	12.5	80%	95	1.46	3.01	0
84027 A	DS18-01 #106	37.5	0.419	23.3	73%	95	0.68	0	2.01
84028 A	DS18-03 #107	19	1.145	12.2	68%	95	0.98	0.5	0
84029 A	DS18-03 #108	37.5	0.467	23.9	84%	95	0.78	0	2.01
84030 A	DS18-03 #109	37.5	3.237	24.1	91%	95	0.9	0.5	0
84031 A	DS18-03 #110	19	3.721	12.7	72%	95	1.2	1	0
84032 A	DS18-05 #111	37.5	2.557	23.8	85%	95	0.87	0.5	0
84033 A	DS18-05 #112	37.5	2.266	24	68%	95	0.82	0.5	0
84034 A	DS18-05 #113	37.5	1.03	23.3	86%	95	0.93	0	2.01
84035 A	DS18-05 #114	19	1.126	11.9	95%	96	1.19	0.51	0
84036 A	DS18-05 #115	37.5	4.378	24.3	72%	95	1.17	1.51	0
84037 A	DS18-07 #116	37.5	0.924	22.9	63%	95	0.79	0.5	0
84038 A	DS18-09 #117	37.5	0.713	24.8	68%	95	0.82	0.5	0
84039 A	DS18-09 #118	37.5	1.149	25.2	54%	95	0.74	1	0
84040 A	DS18-09 #119	37.5	2.728	22.4	56%	95	1.21	1.75	0
84041 A	DS18-09 #120	37.5	4.832	24.2	82%	95	0.83	0.5	0
84042 A	DS18-09 #121	37.5	1.656	22.6	86%	95	0.87	0	2.05
84043 A	DS18-13 #122	19	0.217	12.6	87%	95	1.3	0.75	0
84044 A	DS18-13&15 #123	19	0.322	12.5	48%	95	1.04	0.75	0
84045 A	DS18-15 #124	37.5	0.677	23.4	75%	95	0.91	1.25	0
84046 A	DS18-17 #125	19	0.538	13.4	92%	95	1.24	1.04	0
84047 A	DS18-17 #126	37.5	0.448	26.2	50%	95	0.81	0.75	0
84048 A	DS18-18 #127	19	0.226	13.2	57%	95	1.13	0.75	0
84049 A	DS18-23 #128	37.5	0.955	24	90%	95	0.99	0.75	0
84050 A	DS18-23 #129	19	1.727	11.8	80%	95	1.51	1.28	0

For the 50 conventionally crushed columns, that is with HPGR removed, the gold extractions ranged from 37% to 95% and averaged 75%, based on calculated heads which ranged from 0.19 to 5.40 g/t. The sodium cyanide consumptions ranged from 0.27 to 1.51 kg/t. The material utilized in leaching was blended with 0.50 to 3.01 kg/t hydrated lime or agglomerated with 2 to 6.19 kg/t cement.

Average recoveries for the ½” and 1” column tests are given in Table 13-10. Dark Star Main tends to have a lower recovery than Dark Star North, but this can be explained by the lower gold and higher sulfide grades.

Table 13-10: Dark Star Phase 3 – Column Test Summary

	Au Rec. % ½”	Au Rec. % 1”	Au g/t	S2- %	Si %
Dark Star Main	68.6	71.2	0.60	0.18	1.9
Dark Star North	76.3	78.1	2.00	0.12	2.0

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13.2.1.4	TKK

In January 2020, the laboratory facility of KCA in Reno, Nevada received fourteen (14) pallets of material from the Dark Star and Pinion projects containing intervals of whole, split and broken PQ core as well as surface hammer samples (TKIS, 2020). In 2021, GSV commissioned KCA and Thyssen-Krupp Industrial Solutions to perform feasibility level conventional crushing and HPGR testing on two composites from the Pinion deposit (labelled East and West) and two from the Dark Star Deposit.

The material was then combined into four samples. A portion from each separate sample was conventionally crushed utilizing laboratory scale jaw crushers. Additionally, a portion of each sample was crushed utilizing a High-Pressure Grinding Roll. Splits of the four samples were also shipped to Thyssen-Krupp Industrial Solution’s laboratory facility in Germany for HPGR crushing and abrasion testing.

The recoveries on the conventionally crushed samples, at 80% passing 1”, were 82.4% from Dark Star Main and 86% from Dark Star North.

13.2.1.5	Forte

Forte received three large drums of bulk ore sample each from Dark Star North and Dark Star Main, in 2020 (Forte Analytical, 2022). An additional four drums of bulk ore samples each from Pinion, Dark Star North and Dark Star Main, were received in 2021. The samples were prepared for diffusion leach testing, head assay analysis, and bottle roll leach testing. Samples from Pinion were not utilized for testing.

In addition, drill core was received from metallurgical core holes DC21-01 through DC21-05. Specific intervals from these holes were utilized to generate four composites for column leach testing.

Column leach testing samples were blended and split from core and composited according to the proposed scheme. Ultimately, the composites were composed of only sample from Dark Star, varying in either silica content and/or grade. The four selected composites were labelled as Main High Silica (#1), Main Low Silica (#2), North High Silica High grade (#3), and North High Silica Low Grade (#4). The particle sizes were P80 of 1.25”.

•	Final gold extractions from the two North samples, (Composites 3 and 4) over the 90- day leach period, were 74.3% for high grade and 74.2% for low grade.
•	Final gold extractions for the Main samples (Composites 1 and 2) were 83.9% for high silica and 94.1% for low silica.

The column results were notably higher than the diffusion leach testing results.

13.2.1.6	2023-2024 Testing

The Dark Star sample originates from the North Pit. The hole was drilled in 2023-2024 (KCA, 2024).

Gold extractions for the column tests ranged from 70% to 87% and averaged 74% after 64 hours of leaching. Cyanide consumption ranged from 0.87 to 0.94 kg/t and hydrated lime consumption was 1.25 kg/t. The columns were still leaching slowly after 60 days.

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The metal extractions are summarized in Table 13-11.

Table 13-11: Dark Star 2023/2024 Testing – Summary of Column Tests

KCA Sample No.	Description	Crush Size, mm	Calculated Head g/t Au	Extracted, % Au	Sulfide %	Days of Leach	Consumption NaCN, kg/t	Addition Hydrated Lime, kg/t
97980 B	DSC23-02 Column Group 1	19	0.57	70	0.3	64	0.87	1.25
97981 B	DSC23-02 Column Group 2	19	2.71	87	0.17	64	0.94	1.25

13.3	Process Design

The following sections describe how the test data was used as a basis for process design.

13.4	Trade-off Studies

A Trade-off Study (ToS) for the processing of Pinion ore was conducted to assess the relative value of each of five process options, that is:

1.	ROM leaching
2.	Open-circuit secondary crushing at 80% passing 1.5 inch.
3.	Closed-circuit secondary crushing at 80% passing 1 inch
4.	Tertiary crushing at 80% passing ½ inch.
5.	Tertiary crushing using HPGR to 80% passing ¼ inch.

Option 1, ROM leaching had the highest NPV but was considered high risk. The next highest NPV was Option 3, Closed-circuit secondary crushing at 80% passing 1”, followed by the two tertiary crushing options 4 and 5. It was concluded that the two tertiary crushing options would incur high capex, high operating cost due to wear and high-power consumption. The fine particles generated in a tertiary crusher may also require agglomeration to avoid percolation problems during heap leaching. Therefore option 3, Closed-circuit secondary crushing at 80% passing 1” was selected.

The process selected in this FS for recovery of gold and silver from the Pinion and Dark Star ore is a conventional heap leach. Leaching of both Pinion and Dark Star ores carried out at two particle sizes, that is 80% passing 1” and RoM particle sizes, without crushing. The decision is made based on economics, which generally selects higher grade ores for crushing and lower grade ores for RoM leaching.

The original version of the ToS was prepared by KCA entitled Crushing Trade-off Study, Pinion – Dark Star Project, and dated May 13, 2019. It was subsequently modified during the Due Diligence Review in 2022 by Ray Walton with input from Qualified Persons from M3.

A trade-off study was also completed comparing heap building by stacker or trucks.

13.5	Blast Dynamics

The following paragraph, in italics, is taken from the Blast Dynamics report, summarizing rock properties and their effect on as-blasted particle sizes.

There was limited unconfined compressive strength (UCS) data available for the initial blast design process. The UCS for the 21 Pinion samples ranged between 80 and 13,710 psi with an average of 5,906 psi (40.7 MPa). Whereas the 15 Dark Star samples ranged between 1669 and 22901 psi with an average of 10,693 psi (73.7 MPa). Based on this data, it will be more difficult to achieve a P80 of 6 inches at the Dark Star project. The initial designs will take this into account.

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Orla geological personnel maintain a data base of SG and RQD. It is summarized in Table 13-12. Higher RQD values indicate a more continuous and intact rock mass, suggesting better quality, while lower values indicate a more fragmented and discontinuous rock mass. The lower RQD for Pinion North may explain its higher recovery compared with Pinion Main. Similarly, the lower RQD for Dark Star North may explain its higher recovery compared with Dark Star Main.

Table 13-12: SG and RQD Averages

	S.G.	RQD %
Dark Star North	2.455	27
Dark Star Main	2.446	44
Pinion North	2.502	15
Pinion Main	2.505	36
13.6	Rom Recovery

This section lists relevant RoM Benchmarks for comparable gold operations.

It is the QP’s opinion that while bottle-roll tests at 200# and 10# yield useful information on metallurgy, they cannot be used to confidently estimate heap leach recoveries at ½”, 1” and up to 6”. It is preferable that heap leach recoveries in the range ½” to 1½” are demonstrated in column tests, using HQ core. If necessary, recoveries at 6” and coarser can be estimated by comparing rock properties to RoM leaching benchmarks. For ores that cannot be physically accessed, columns prepared from PQ core at 3.4” can be tested.

The Pinion and Dark Star RoM recoveries are estimated by applying a fixed difference of 10 and 5%, respectively to the 1” recovery, based on similar benchmarks. It is an estimate only as no coarse column test results, except the Forte Dark Star diffusion testing on coarse samples, are available. The properties of the rocks in each of the two deposits, Dark Star and Pinion are compared in the Blast Dynamics section. Rocks from both deposits are hard and abrasive with a variable RQD, however Dark Star has a lower density which appears to be due to its porosity.

In this section, the difference between RoM recovery and secondary crush recovery is reviewed for a large number of actual projects. It concludes that typically, a recovery range of 2 to 15% exists. The lower end would apply to friable, low RQD ores. The higher end of the range would apply to hard, silicified, competent ores like Pinion, with a high RQD. Based on this, and in consideration of the rock properties, a reduction of 5% has been applied to the secondary crush, closed-circuit recovery demonstrated in column tests to arrive at RoM recovery for Dark Star. A reduction of 10% was used to estimate RoM recovery from Pinion ore. Due to the reasons outlined above, these are estimates only.

To reduce risk, projects considering RoM leaching will typically carry out large-scale crib or column leach tests containing coarse particle sizes of at least 6 inches. However, the Pinion and Dark Star deposits are overlain with a significant depth of overburden and do not have mineralized outcrops. This makes it very difficult and expensive to obtain bulk samples of mineralized material for testing.

The largest particle size tested in column leach tests to date has been HQ core which has a maximum diameter of 2.5 inches. However, larger particle sizes from a surface excavation were tested by Forte in their submerged diffusion test.

A literature search of gold and copper leaching publications was carried out to identify any mathematical or other models that could be used to predict, or estimate, RoM recoveries from tests carried out on smaller particle sizes. No practical, or widely used method, or model, was identified. While certain mining companies and their consultants have used a presumed linear logarithmic recovery/particle size relationship, no operational data was identified confirming this relationship.

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RoM recoveries for Pinion and Dark Star have been estimated based on a 10 and 5% deduction from Crushed ore recoveries. These deductions are supported by benchmarking against projects with similar ores. As the deduction is an estimate, the sensitivity of the overall project economics to changes in RoM recovery has been estimated in the trade-off studies.

The review of available data and literature, describing relevant similar projects, revealed a range of differences between Crush and RoM heap leach recoveries. Although variations occur, the particle sizes were typically 80% passing 1 inch for crushed ore and 80% passing 6 inches for RoM ore. The three sources were: (i) Personal experience, (ii) Data in the Public Domain, and (iii) published Technical Reports.

Personal Experience: Six examples comparing heap leaching of crushed ore to RoM leaching were obtained from personal experience.

•	Previous heap leach studies for a project near Winnemucca, by the owner proposed a factor of 0.86 to estimate RoM recoveries from crushed ore tests carried out at 100% passing 1 inch. This is equivalent to an approximate 10% difference.
•	Comparable gold recoveries on paired RoM columns versus crushed column leach tests have been documented by another Nevada operation. The small difference of 6% was explained by the fine size distribution of the as-blasted ore. The operation also recognized that the leaching kinetics for RoM ore would be slower
•	Nevada Mine Data: In actual operations at a large local mine in north-eastern Nevada, differences of between 2.5 and 10% were found to exist between heap-leached ore and RoM leached ore.
•	Confidential South American Gold Project: This large project (at the feasibility level) experienced similar difficulties obtaining samples to estimate RoM recoveries. Bulk surface samples were tested, but these were not considered representative of all ores as they were fully oxidized. Attempts were also made to leach large-particle-size rocks under submerged conditions, but the results were not considered applicable. Following a review of other operations and a calculation of gold recovery by particle size, the owner decided to discount oxide ore recoveries by 15% (from 65% for 100% passing 2 inch to 50% for RoM) and sulfide ore recoveries by 14.5% (from 62% for 100% passing 2 inch to 47.5% for RoM).
•	Peruvian project: A paper presented at the 2000 Canadian Mineral Processors conference indicated that recoveries should be discounted by almost 6%, that is from 82% for crushed ore at 100% passing 1.5 inch to 76% for 100% passing 6 inches.
•	Large Nevada operation: Test work for the design of the heap leach project indicated that recoveries should be discounted by 9% (from 71% for crushed leach at 100% passing 1 inch to 62% for 100% passing 6 inches).

Data in the Public Domain. Further examples were found comparing heap leaching of crushed ore to RoM leaching in the public domain. These PEA level reports, or in some cases magazine articles, claim generally low differential recoveries between RoM and crushed ore heap leaching.

Two articles were found, one in Mining Engineering (Haldane, 1990) on the Mesquite mine indicated a 15% lower recovery for the same grade of material for RoM leaching, compared with heap leaching of less than 2.6-inch crushed material. Another article in 1989 Mining Engineering (Maki, 1989) on the Paradise Peak mine claimed 12% lower recovery (58% versus 70%) for RoM leaching compared with heap leaching of a less than 1.25 inch crushed and agglomerated material.

Published Technical Reports. Six other projects were identified with relevant information, five of these had published Technical Reports.

The 2011 PEA, for the Cerro Jumil project describes sampling an outcrop and claimed a recovery of 64% compared with a 75% recovery on material crushed to less than 2 inches, an 11% reduction.

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Equinox, Castle Mountain. The 2018 Technical Report contained a description of paired column leach tests on RoM at less than 18 inch versus crushed samples at less than 0.37 inch. It showed absolute recovery differences ranging from 1% to 4%, with slower kinetics for the RoM samples. It was noted that gold extraction was still progressing at a slow rate, and gold recoveries would eventually reach crushed ore recoveries over longer periods. A lower-grade composite showed a recovery difference of 8% from paired tests at less than 2 inches and 0.37 inch.

This report was updated in 2021, it showed that further column leach test results, indicated no significant difference between gold recovery and particle size. The RoM material is predicted to have an 80% passing value of between 6 and 8 inches.

Rio2Gold, Fenix: The 2021 Technical Report shows there is a weak, almost linear relationship, between metal recovery and particle size. Over the 80% passing range of ¾ inch to 6 inches, the gold recovery falls approximately 7%.

Of this group of seven projects, three were found where the linear logarithmic recovery/particle size relationship had been used. Of these three, two had published Technical Reports.

GSV (Railroad/Pinion): The 2019 and 2022 Technical Reports lack a clear statement of estimated recoveries and instead present numerous equations and graphs assuming a linear logarithmic recovery/particle size relationship. These curves, and the predicted RoM recoveries, were derived by extrapolation of bottle roll and smaller particle size column tests. The differences in the predicted recovery between RoM and crushed ore are low at less than 5%. GSV are currently considering reducing the amount of material to be leached at RoM particle sizes by installing a crushing plant.

Liberty Gold, Black Pine: The 2021 Technical Report uses the same linear logarithmic recovery/particle size relationship referred to in the GSV report. As with GSV, many equations are included in the report. The predicted difference in recoveries between ore crushed to 80% passing 1 inch compared with RoM at 80% passing 6 inches, varies by ore type, and is in the range 0 to 7%.

Liberty Gold, Goldstrike: There is no Technical Report, but a recent press release contains tables of actual and predicted recoveries. Similar to the Black Pine project, referred to above, the press release uses the same linear logarithmic recovery/particle size relationship used for that project. The predicted difference in recoveries between ore crushed to 80% passing 1 inch compared with RoM at 80% passing 6 inches, varies by ore type, and also lies in a similar range, that is 0 to 6%.

13.7	Process design criteria

The recommended Process Design Criteria (PDC) are discussed in the following sections.

13.7.1	Cycle Time

The leach time used in testing to achieve the predicted recoveries in the laboratory varies, but averages approximately 100 days. The irrigation rate used in the laboratory was typically 100 L/h/m2, whereas in the PDC, it is 8 L/h/m2. The difference will increase the leach time from 100 days, to approximately 120 days.

The overall cycle time to achieve the Design Recovery on crushed ore in the field is estimated at 150 days. Various methods are used to infer the field cycle time from the laboratory cycle time. In this study, an increase of 30 days has been applied to the laboratory cycle time of 120 days to arrive at the estimated field cycle time.

Due to the absence of direct metallurgical data on coarse particle sizes, the overall cycle time to achieve the Design Recovery on ROM ore under commercial operating conditions has been estimated at 210 days. This was arrived at by estimating it would be approximately 40% longer than the crushed ore cycle time.

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The proposed cycle time in the PDC is 100 days. This means that the Design Recovery will not be achieved in the first lift, but rather in subsequent lifts. Also, as leach cycle times increase during the approximate 10-year mine life, it is reasonable to expect additional incremental recovery. An Ultimate Recovery is therefore predicted and summarized in Table 13-13.

Table 13-13: Leach Cycle/Recovery Calculations

Lift	Total Field Days	Crush Ore Field-Days	ROM Ore Field-Days
-	-	150	210
1	100	~85% of Design recovery	~75% of Design recovery
2	200	~15% of Design recovery	~20% of Design recovery
3	300	-	~5% of Design recovery
4	400	-	-
5	500	-	-
6	600	-	-
7	700	-	-
8	800	-	-
9	900	-	-
10	1,000	Ultimate recovery (Design Recovery + 2%)	Ultimate recovery (Design Recovery + 2%)

The following definitions are proposed for Design and Ultimate recoveries:

Design recoveries: These were conservatively estimated using standard industry methods, over a reasonable leaching period, and supported by test data. As shown in Table 13-15, it is estimated that the Design recovery will be achieved after completion of irrigation of lifts two and three, for crushed and ROM ore respectively.

Ultimate recoveries: These are 2% higher than the estimated design recoveries and can be expected to be achieved over a much longer leaching period, during the mine life. This is supported by test data and data from similar operations and is referred to as residual leaching

13.7.2	Cyanide Consumption

Available data on the cyanide consumption were interpreted from test work, including column leach and bottle roll tests. In summary, although variable, the average consumption during bottle rolls tests was very low, reflecting the clean nature of the ore. The column tests experienced a higher average consumption of 0.87 kg/ton NaCN for Pinion and 0.96 kg/ton NaCN for Dark Star after approximately 120 days of continuous leaching. A widely used rule of thumb, recommended by the test laboratories and others, is to reduce this value by a factor of 3 or 4 when predicting commercial-scale cyanide consumption.

Cyanide consumption in these column tests was not due to the presence of cyanicides such as copper, zinc and iron, but rather to a gradual loss over time. There is a strong linear relationship between the cyanide consumption and cycle time. Therefore, it was concluded that most cyanide consumption was due to volatilization in the column test, which is not typically observed in commercial-scale operations. This volatilization was exacerbated by the slightly low pH of 10 to 10.3 experienced later in some of the tests. According to good operational practice, the commercial operation will maintain a slightly higher pH of 10.5 to 11, providing the protective alkalinity needed to limit volatilization.

The cyanide consumption for the commercial operation, for both crushed and RoM leaching, is therefore estimated at 0.35 kg/ton NaCN.

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13.7.3	Lime Consumption

As mentioned in the previous section, according to good operational practice, the commercial operation will maintain a slightly higher pH than that of most of the column tests, to maintain the protective alkalinity required to limit volatilization. The column tests experienced an average consumption of 0.40 kg/ton as Ca(OH)2 for Pinion and 0.90 kg/ton for Dark Star as Ca(OH)2 after approximately 120 days of continuous leaching.

Lime consumption is conservatively estimated at 0.5 kg/ton as Ca(OH)2 for Pinion and 1 kg/ton as Ca(OH)2 for Dark Star which is 0.4 and 0.8 kg/t respectively as 100% available CaO. These values are slightly higher than the average consumption in the column tests.

13.8	Deleterious Elements

Copper values are low, but still significant. At less than 10 ppm, cyanide-soluble copper is lower than total copper and is not a significant source of cyanide consumption. Mercury values are low, but they are significant again in the range 1 to 10 ppm. Testing in Phase 3 showed a high ratio of absorbed mercury to gold on loaded carbon. For this reason, a mercury retort is recommended.

Organic carbon values are low at less than 0.3% and there is no indication of significant preg-robbing. Almost all samples had a low sulfide sulfur content.

13.9	Geometallurgy

13.9.1	Sample Locations Pinion

The metallurgical sample locations are shown on the following 3-D model and plan.

Figure 13-20: Pinion Isometric Views of Sample Locations

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Figure 13-21: Pinion Sectional Views of Sample Locations

Figure 13-22: Pinion Plan Views of Sample Locations

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Figure 13-23: Pinion Plan Views of Sample Locations and Zones

Figure 13-24: Pinion Plan Views of Sample Locations 2023/24 Testing

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13.9.2	Sample Locations Dark Star

Figure 13-25: Dark Star Isometric Views of Sample Locations (Main Pit)

Figure 13-26: Dark Star Isometric Views of Sample Locations (North Pit)

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Figure 13-27: Dark Star Plan Views of Sample Locations 2023/24 Testing

13.9.3	Geometallurgy

The geometallurgy of the Pinion and Dark Star deposits is discussed in the next two sections.

13.9.3.1	Pinion

Pinion can be considered to consist of two main geo-metallurgical zones: Pinion Main and North, each with its own pit. Pinion Main has three zones, Main, East, and West. Silicification tends to increase with Barium content which is more prevalent in Pinion East.

Within the pit, the ore is almost all oxide, with only small areas of transition and sulfide material.

Three rock types have been identified, Mlbx East and West, Mtp and Ddg. The following is a summary of the four gold and silver recovery zones in the Pinion Deposit:

-	Mtp (Tripon Pass) – Tripon Pass mineralization is a formation unit that sits on top of the multi- lithic breccia (mlbx) which hosts the majority of the Au mineralization at Pinion.
-	Mlbx Pinion East (Ba > 4%, Hi SiO2) – The Pinion East Zone is carved out of a larger mlbx zone that is characterized by high barium (Ba) > 4% and high quartz (SiO2) > 65%.
-	Mlbx Pinion West – The Pinion West Zone captures all the remaining Pinion mlbx zone of mineralization that is not contained within the Pinion East.
-	Ddg (Devils Gate) – Devils Gate mineralization is stratigraphically positioned underneath the Pinion mlbx.

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Various conclusions can be drawn from an analysis of the column leach data:

-	Recovery from Ddg is similar to Mtp.
-	Recovery from Mlbx is 6 to 10% lower than Ddg and Mtp.
-	On average, Mlbx is higher in silica than Ddg or Mtp, however at Pinion, a trend in recovery does not exist between Silica and recovery.
-	On average, Mlbx, particularly mlbx East is higher in Barium than Ddg or Mtp, which explains the lower recovery.
-	Average recoveries by zone are fairly similar, although Pinion North is slightly higher and Pinion East is lower due to its higher barium content.

The current Pinion database contains 76 relevant column tests as shown in Table 13-14.

Table 13-14: Pinion column database

Particle Size	Total	Mlbx	Mtp	Ddg
No. of 1” columns	23	20	2	1
Average recovery %	62	60	69	70
No. of ½” columns	53	37	8	8
Average recovery %	68	66	75	72

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Figure 13-28: Pinion all data, Zone vs. Recovery

Figure 13-29: Pinion all data, Rock Type vs. Recovery (1” columns)

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Figure 13-30: Pinion all data, Rock Type vs. Recovery (1/2" columns)

13.9.3.2	Dark Star

Dark Star can be considered to consist of two main zones: Main and North, each with its own pit. Within the pit, the ore is almost all oxide, with only small areas of transition and sulfide material. Five rock types have been identified. However, no meaningful relationships regarding rock type and recovery can be drawn from an analysis of the column leach data.

Table 13-15: Dark Star Rock Types

Code	Description
stms	silty mudstone
stmic	silty micrite
cst	calcareous siltstone
stls	silty limestone
st	Siltstone

Dark Star North is higher grade than Dark Star Main and contains more transitional mineralization. Within both deposits, gold mineralization is mainly contained within three formation units: ST-U (upper siltstone), CGL (middle conglomerate), and ST-L (lower siltstone). Geo-metallurgical evaluations did not detect significant variation in gold recovery based upon the host formation but did identify a trend between gold recovery and silica content. The minor variations in recovery by zone are likely due to variations in silica content, gold and sulfide grade and possibly RQD.

Recovery estimates for silver were not developed for Dark Star due to the low silver content.

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Figure 13-31: Dark Star, Recovery vs. Zone

Figure 13-32: Dark Star, all data, Si vs. Zone

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Figure 13-33: Dark Star, all data, Si vs. Recovery

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14	Mineral Resource Estimates

14.1	Introduction – Dark Star, Pinion, Jasperoid Wash, and North Bullion Deposits

The statistical analysis, geological modeling, and mineral resource estimation for the Dark Star, Pinion, Jasperoid Wash, and North Bullion deposits were performed under the supervision of Mr. Lindholm. These estimated mineral resources were classified in order of increasing geological and quantitative confidence into inferred, indicated, and measured mineral resource categories to be in accordance with the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” (2014) and therefore NI 43-101. CIM mineral resource definitions are given below, with CIM’s explanatory material shown in italics:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

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An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mr. Lindholm reports mineral resource estimates at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction.” The combined Dark Star, Pinion, Jasperoid Wash and North Bullion deposits mineral resource estimates are presented in Table 14-1.

Table 14-1: Combined Dark Star, Pinion, Jasperoid Wash and North Bullion Deposits Estimated Mineral Resources

Classification	Tonnage	Grades	Contained Metal
	(kton)	Au (oz Au/ton)	Ag (oz Au/ton)	Gold (koz)	Silver (koz)
Measured	15,001	0.027	*0.176	401	509
Indicated	101,739	0.020	*0.131	2,058	6,915
Measured + Indicated	116,740	0.021	*0.133	2,459	7,424
Inferred	22,375	0.023	*0.077	519	111
*Silver resource from Pinion only, silver grade is based on Pinion tons

Notes:

1.	The estimate of mineral resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	In-situ mineral resources are classified in accordance with CIM Standards.
3.	The base cases for all mineral resources are reported at a gold price of $2,800 oz Au, and have an effective date of September 30, 2025.
4.	Tabulations comprise all model blocks at variable cutoff grades for oxide/transitional and sulfide materials within the $2,800 optimized pits or within a 0.075 oz Au/ton grade shell for underground. Pit optimizations vary by deposit and used throughput rates of 12,200 tons/day and 20,000 tons/day; waste mining costs of US$2.12/ton to $2.20/ton mined; crushing, stacking and heap leaching costs of US$3.64/ton to US$4.48/ton; and general and administrative costs of $1.14/ton. At North Bullion, transportation costs of $40/ton are applied for shipping refractory material off-site.
5.	Recoveries are calculated within each block model, and vary by deposit, ore-type, redox state, sulfide-sulfur and inorganic-carbon content, and gold and silver grade. At Dark Star, assumed minimum metallurgical recoveries of 65% and 70% for gold for ROM and crushed ore, respectively, are applied; At Pinion, assumed variable metallurgical recoveries with base cases at 53% and 70% for gold for ROM and crushed ore, respectively, and base cases at 5% and 15% for silver for ROM and crushed ore, respectively.
6.	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
9.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

14.2	Dark Star Mineral Resources

The Dark Star gold mineral resource estimate was completed on April 2, 2025, based on data derived from drilling completed in 2024 through drill holes DS24-12 and DSC24-04. The drill-hole database has an effective date of February 20, 2025, when the latest LECO data was received. The Dark Star mineral resource estimate has an effective date of September 30, 2025, when the reporting gold and silver prices were chosen and new pit optimizations were started.

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References to Tomera Formation equivalent stratigraphy at the Dark Star and Jasperoid Wash deposits have been noted historically. However, recent work suggests these units in the South Railroad property may not be of equivalent age, so all usage of Tomera Formation equivalent in this Technical Report refer to units that are Pennsylvanian-Permian undifferentiated.

Following the Pre-Feasibility study of Ibrado et al. (2020), Gold Standard made a decision to convert all project data from metric to Imperial units. RESPEC (MDA at the time) converted all length data, including collar northings and eastings, from meters to feet (1 m = 3.280833333 ft), and assay grades from g/tonne to oz/ton (1 oz/ton = 34.285714 g/tonne). Section plane spacing, block model block sizes, and other modeling dimensions were changed. Specifics and ramifications of the conversions are discussed in various sections below.

14.2.1	Dark Star Database

Seven companies have conducted exploration drilling programs in the Dark Star deposit area since 1984, including Gold Standard, which began drilling in 2015, and Orla, which acquired Gold Standard in 2022. In all, 535 holes totaling 375,431.5 ft have been drilled (Table 14-2). These drill holes, as well as Orla’s property limits and the Dark Star mineral resource outlines, are shown in Figure 14-1. The figure also shows the two separate subdivisions, referred to as the Dark Star North and Dark Star Main areas, of the Dark Star deposit. RC and core drill holes account for 79.3% and 18.8% of the footage drilled, respectively.

Table 14-2: Summary of Drilling at Dark Star

Type of hole	Count	Drilled Feet
Core	85	70,706.0
RC	439	297,883.5
RC/Core Tail	3	6,097.0
Sonic	8	745.0
Grand Total	535	375,431.5

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1926000
1927000
1928000
1929000
1930000
1931000
1932000
14700000
14699000
14698000
14697000
14696000
14695000
14694000
Dark Star North
Dark Star Main

- GSV and Orla Drilling
- Historical Drilling
- Resource Outline
- Contours (5 ft)
- Contour Index (25 ft)

Dark Star Area

N
W E
S

Feet
0 550 1,100

Client

ORLA MINING

Consultant

RESPEC Reno Office
775-856-5700

Project

SOUTH RAILROAD PROPERTY
ELKO COUNTY, NEVADA

Title

Dark Star Deposit
Drill Hole Map - Resource Area

Coordinate System:	UTM NAD 27 Zone 12 / Units: US Feet
MMM-DD-YYYY:	26 January 2026

Figure 14-1: Dark Star Deposit Drill-Hole Map and Mineral Resource Outline

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Table 14-3 presents descriptive statistics of all Dark Star drill-hole analytical sample data audited and imported into MinePlan by RESPEC. Measured density and core geotechnical data are also summarized. Rejected sample assay data have been excluded from the table. Trace elements and whole-rock geochemical data have also been provided by Orla but are not shown in Table 14-3.

Table 14-3: Descriptive Statistics of Sample Assays in Dark Star Drill-Hole Database

(accepted sample data only)

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
From	71,916					0	3100	ft
To	71,916					0.05	3105	ft
Length	71,916	4.997	5.134			0.05	730.3	ft
Au	69,350	0.0006	0.00698	0.02558	3.66427	0	0.7058	oz Au/ton
Ag	28,452	0.006	0.0489	0.2131	4.3622	0	3.978	oz Ag/ton
AuCN	14,899	0.0076	0.02123	0.04099	1.93117	0.0004	0.6533	oz Au/ton
AuCN/AuFA ratio	14,898	85	77.3	25.7	0.3	0	110%
Density	1,137	2.52	2.4487	0.2493	0.1018	1.24	4.47	g/cm3
Core recovery*	6,238	100	90.68	20.16	0.22	0	409.3%
RQD*	6,238	40	50.86	55.15	1.08	0	409.3%
*Core recovery and RQD data have not been audited and contain values exceeding the maximum of 100%.

The Dark Star database contains 69,350 accepted gold assay records (Table 14-3). The total number of rejected gold assays is 425. These records from five Dark Star North RC drill holes were rejected due to suspected down-hole contamination as demonstrated by cyclicity of assay grades relative to depths of drill-rod changes.

Only 28,452 (41%) of the accepted gold assay samples were analyzed for silver, and 14,899 samples (21.5%) were analyzed for gold by cyanide extraction (AuCN). Of the silver assays, 21,403 (75%) are repeated values. A few of these could be individual assays with coincidentally the same assay value, but nearly all represent assays of composited samples for which the silver assay was assigned to multiple individual sample intervals. The composites with a single silver value are generally about 20 ft long and composed of four samples.

Collar locations, down-hole survey data, and gold, silver, AuCN, and AgCN analyses were audited for verification purposes. Logged core recovery and RQD were loaded into the database but were not verified. A few RQD values greater than 100% were noted, but not investigated. The database also contains logged geologic features, including rock types, formations, faults, vein type, silicification, clay, dolomite, barite, limonite, hematite, carbonate, sulfide percent, and percent reduced (unoxidized), all of which were imported. The logged geology was reviewed and used in modeling the gold domains.

Analyses of various carbon and sulfur species were also provided by Orla, verified, and loaded into the mineral resource database. Metallurgical bottle-roll, column-leach, comminution, density, and flotation test results were compiled and loaded, but not verified.

14.2.2	Dark Star Geologic Model

Orla provided geologic interpretations as surfaces and solids for faults, formation, silicification, and metallurgically refractive material. The major formations included the Chainman Formation (Mississippian), undifferentiated section of Pennsylvanian-Permian units, and Tertiary conglomerates and Indian Well Formation tuffs and sediments. The Pennsylvanian-Permian undifferentiated is further divided into lower siltstone, middle conglomerate (which is the primary host for Dark Star mineralization), and upper siltstone units. All formational units and faults are summarized in Section 7 of this Technical Report.

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In 2025, RESPEC received the newest formational model as solids. The solids for the Tertiary and Quaternary units were received after the pre-Tertiary units. There was overlap between the two sets, so the Tertiary and Quaternary solids were used to clip the overlapping portions from the pre-Tertiary solids.

Orla’s new geology model differed significantly from previous versions received from Gold Standard. Several faults that had been previously modeled were removed, and only five faults with significant offset, the Dark Star, East, IDK, West and a splay of the West fault, were retained. East of the Dark Star and East faults, the Indian Well Tuff, which previously extended to the bottom of the block model, was now shown to be underlain by Pennsylvanian-Permian sediments. Also, the Quaternary, Tertiary and pre-Tertiary contacts were changed. The most significant change that caused changes to the gold domain model was a reinterpretation of the orientation of basement rock contacts, particularly in context with the modeled anticline. The most drastic change was at the north end of Dark Star North, where formerly steeply west-dipping Pennsylvanian-Permian sediment contacts are now interpreted to be steeply east-dipping.

For prior models, Mr. Lindholm reviewed silicification solids provided by Gold Standard. The solids compared well with logged silicification values of ‘2’ and ‘3’ (3’ representing the strongest silicification). Continuity in the modeled solids was broadly established by default as a function of the logged data, although continuity was lacking somewhat between sections where silicification was more localized. RESPEC modified the prior version of the silicification solid, as well as the refractory solid (see Section 14.2.5), to new drill-hole logging and assay data.

All geologic interpretations, in combination with assays and logged data, were used to guide metal domain modeling and to define metallurgical domains.

14.2.3	Dark Star Gold Domains and Estimation

14.2.3.1	Gold Domain Model

Gold domains defined from sample assay ranges were explicitly modeled on sections spaced 98.5 ft apart, oriented east-west and looking north. This spacing was originally 30 m. Domains were defined based on population breaks on the cumulative probability plot (CPP) for all gold data (Figure 14-2). The domain grade ranges were originally determined using assay data in g Au/t and converted to oz Au/ton. The CPP was remade to reflect Imperial units, however, some of the grade breaks apparent on the metric chart were not as readily apparent on the Imperial chart. The lower limit of the outer shell gold domains does not plot well on the CPP because the level of precision of the statistical package used is only three decimal places. Grade ranges converted from those originally determined in metric units were retained, and used for modeling gold domains as follows:

•	Outer shell domain: ~0.0012 oz Au/ton to ~0.009 oz Au/ton;
•	Low-grade domain: ~0.009 oz Au/ton to ~0.102 oz Au/ton; and
•	High-grade domain: >~0.102 oz Au/ton.

A Quaternary colluvium (Qc) gold domain was modeled at the request of Orla, because a significant quantity of mineralized colluvium was encountered in drilling east of Dark Star Main. Essentially, all grades greater than 0.001 oz Au/ton were included in the modeled Qc domains, which are entirely above the gold domains in bedrock material. The Qc domains are not included in the mineral resource estimate.

A higher-grade domain >~0.03 oz Au/ton was considered, but there was insufficient continuity for modeling, and it would contain less than 0.5% of the assays. Descriptive statistics of assays by the modeled domains are presented in Table 14-4.

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Figure 14-2: Cumulative Probability Plot of Dark Star Gold Assays

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Table 14-4: Dark Star Descriptive Assay Statistics by Domain

(accepted sample data only)

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Outer Shell Gold Domain
Length	13,537	5.0	5.0			0.1	132.1	ft
Type	13,344					1	7
Au	13,412	0.0026	0.0034	0.0036	1.0545	0.0001	0.1108	oz Au/ton
Au capped	13,412	0.0026	0.0033	0.0027	0.8157	0.0001	0.0250	oz Au/ton
AuCN	4,929	0.0035	0.0040	0.0036	0.8858	0.0004	0.0645	oz Au/ton
AuCN/AuFA ratio	4,929	80	75	25	0.30	1	110%
Density	214	2.52	2.46	0.32	0.13	1.74	4.47	g/cm3
Core Recovery*	1,356	100	89	21	0.23	0	111%
RQD*	1,356	37	49	52	1.07	0	344%
Low-Grade Gold Domain
Length	9,440	5.0	5.1			0.2	230.0	ft
Type	9,189					1	7
Au	9,388	0.0150	0.0211	0.0213	1.0102	0.0002	0.5862	oz Au/ton
Au capped	9,388	0.0150	0.0211	0.0213	1.0102	0.0002	0.5862	oz Au/ton
AuCN	7,430	0.0120	0.0179	0.0214	1.1930	0.0004	0.5676	oz Au/ton
AuCN/AuFA ratio	7,430	87	79	25	0.30	1	110%
Density	214	2.58	2.55	0.18	0.07	1.72	3.53	g/cm3
Core Recovery*	1,090	100	92	18	0.19	0	313%
RQD*	1,090	36	52	60	1.15	0	409%
High-Grade Gold Domain
Length	1,781	5.0	4.8			1.0	11.0	ft
Type	1,677					1	2
Au	1,775	0.0942	0.1188	0.0869	0.7313	0.0008	0.7058	oz Au/ton
Au capped	1,775	0.0942	0.1188	0.0869	0.7313	0.0008	0.7058	oz Au/ton
AuCN	1,643	0.0758	0.0943	0.0778	0.8251	0.0004	0.6533	oz Au/ton
AuCN/AuFA ratio	1,643	91	81	27	0.30	3	110%
Density	91	2.54	2.53	0.20	0.08	1.93	3.43	g/cm3
Core Recovery*	468	100	93	16	0.17	0	100%
RQD*	468	52	69	72	1.05	0	409%
Outside Modeled Gold Domain
Length	46,653	5.0	5.2			0.1	730.3	ft
Type	46,090					1	7
Au	44,270	0.0002	0.0006	0.0058	9.1968	0.0000	0.5104	oz Au/ton
Au capped	44,270	0.0002	0.0005	0.0011	2.2088	0.0000	0.0160	oz Au/ton
AuCN	719	0.0026	0.0106	0.0406	3.8354	0.0004	0.5230	oz Au/ton
AuCN/AuFA ratio	718	82	74	33	0.40	0	110%
Density	618	2.48	2.40	0.23	0.10	1.24	2.99	g/cm3
Core Recovery*	3,324	100	91	21	0.23	0	409%
RQD*	3,324	40	49	52	1.06	0	409%
Qc Gold Domain
Length	505	5.0	5.0			5.0	10.0	ft
Type	360					2	6

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Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Au	505	0.0030	0.0033	0.0019	0.5813	0.0004	0.0195	oz Au/ton
Au capped	505	0.0030	0.0033	0.0019	0.5813	0.0004	0.0195	oz Au/ton
AuCN	178	0.0035	0.0038	0.0017	0.4568	0.0004	0.0102	oz Au/ton
AuCN/AuFA ratio	178	82	82	17	0.20	10	110%
Density	0	0.00	0.00	0.00	0.00	0.00	0.00	g/cm3
Core Recovery*	0	0	0	0	0.00	0	0%
RQD*	0	0	0	0	0.00	0	0%
*Core recovery and RQD data have not been audited and contain values exceeding the maximum of 100%.

Mr. Lindholm reviewed core from DC18-05, DC18-07, and DC18-09 during a site visit on September 18 and 19, 2018 in an effort to determine the geologic characteristics of each domain. Gold Standard staff geologists during the visit provided guidance and expertise with respect to the geology of the deposits and the nature of gold mineralization. The following characteristics were observed with respect to gold domains, and mineralization in general:

•	The middle conglomerate of the Pennsylvanian-Permian undifferentiated (or Tomera Formation age equivalent) is the primary host for mineralization. The upper and lower siltstone units are mineralized as well, but to a lesser degree;
•	One of the primary characteristics associated with gold grade is the presence and quantity of limonite on fractures;
•	Gold grade increases with increased fracture permeability (structural preparation);
•	More porous, coarser-grained sedimentary lithologies tend to be better hosts. Some porous zones were created by decalcification of calcareous sedimentary rocks;
•	Gold mineralization is commonly confined between less permeable lithologies, such as argillized fault gouges or stratigraphic horizons;
•	Grade decreases from relatively coarse-grained rocks in the low-grade domain, to more fine-grained micritic lithologies in the outer-shell domains;
•	Barite, scorodite, and jarosite were observed at moderate to higher grades, greater than ~0.029 oz Au/ton.
•	Degree of silicification does not seem to be associated with strong gold mineralization. Where rocks are silicified, grades of ~0.029 to 0.175 oz Au/ton were found in zones of increased limonite on fractures; and
•	Some pervasive, very fine-grained pyrite was observed with moderate gold grades, particularly in gouge zones.

To summarize, gold mineralization increases with increasing limonite on fractures, and increasing porosity. More favorable porosity is inherent in coarser-grained sedimentary lithologies or developed by structural preparation and/or decalcification. Structural preparation ranges from localized fractures to wider gouge zones, and to broad zones of fractures and stockwork breccias. Silicification and argillic alteration may be indirectly associated with gold grade, i.e., clay can be abundant in structurally deformed zones, but may or may not be related to gold deposition.

As noted in the previous section, geologic logging and interpretations, along with observations of core directly or in photos, were used to guide mineral-domain modeling. Mineral domains were generally drawn parallel to stratigraphic contacts, per guidance from Orla. Gold domains were offset across faults according to sense-of-movement indicated by Orla interpretations. Schematic cross sections in the Dark Star Main zone and Dark Star North zone are given in Figure 14-3 and Figure 14-4, respectively.

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1928000
1929000
7000
6000
5000
$2800 Pit
West Fault
Saddle Fault
IDK Fault
East Fault
Geology
Quaternary Colluvium
Tertiary Conglomerate
Chainman Fm
Upper Siltstone
Middle Conglomerate
Lower Siltstone
0 500 1000 Feet
Gold Domains
Outer Shell
Low-grade
High-grade
Faults
Oxide/Refractory Boundary
Drill-Hole Assay Color Codes
oz Au/ton: Color: oz Au/ton: Color:
0.0000-0.00003 0.0102-0.0292
0.00003-0.0012 0.0292-0.0583
0.0012-0.0029 0.0583-0.0729
0.0029-0.0073 0.0729-0.1021
0.0073-0.0088 0.1021-0.2333
0.0088-0.0102 0.2333-0.3500
>0.35
RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
ORLA MINING
Orla Mining
Dark Star, Au Domains
Section N14696823
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-3: Dark Star Main Zone Gold Domains and Geology – Section N14696823

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1929000
1930000
DS16-36
DS16-24
DS16-08
DS16-21
DS24-02
$2800 Pit
$2800 Pit
6000
6000
West Fault
Splay of West Fault
East Fault
1929000
1930000
Gold Domains & Mineralization
Outer Shell
Low-grade
High-grade
Geology
Quaternary Colluvium
Indian Well Fm
Tertiary Conglomerate
Chainman Fm
Upper Siltstone
Middle Conglomerate
Lower Siltstone
Faults
Oxide/Refractory Boundary
Drill-Hole Assay Color Codes
oz Au/ton: Color:
0.0000-0.00003
0.00003-0.0012
0.0012-0.0029
0.0029-0.0073
0.0073-0.0088
0.0088-0.0102
oz Au/ton: Color:
0.0102-0.0292
0.0292-0.0583
0.0583-0.0729
0.0729-0.1021
0.1021-0.2333
0.2333-0.3500
>0.35
0
500
1000
Feet
RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
ORLA MINING
Orla Mining
Dark Star, Au Domains
Section N14698399
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-4: Dark Star North Zone Gold Domains and Geology – Section N14698399

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The relationship between gold mineralization and major faults mapped on the surface or interpreted on section is not well understood. The primary bounding structures of the major horst block are the West and Dark Star faults, although some mineralization does cross the West Fault into the Chainman Formation and appears to terminate against an unrecognized barrier somewhere to the west of the East fault. The IDK fault is located within the deposits, and gold grades appear to be strongest and more widespread in the vicinity of the structure.

Some significant gold grades have been intercepted in multiple drill holes extending downward in the vicinity of the IDK fault in the Dark Star North zone (Figure 14-4). Gold Standard has described and interpreted the mineralization in this area as follows:

“The zone between the Ridgeline [removed from the Dark Star model by Orla] and IDK faults appears to be [a] highly brecciated structural corridor. The gold zone follows down between these two faults, but generally has a floor at/near the Conglomerate and underlying ST-L [lower Tomera Formation equivalent siltstone] contact. The contact is likely a chemistry change from high to low carbonate, causing mineralization above the contact, and much weaker below. We suspect both faults are feeders and long term might see a small breccia pipe or feeder along one or both faults to some depth”.

The unusual occurrence and precise geometry of mineralization in this deeper area had not been fully understood at the time, however, new drilling below and to the east of the zone indicated that mineralization continues downward and is steeply east-dipping. Orla has now correctly modeled the stratigraphic dip of the Tomera Formation-equivalent units to be part of the steeply east-dipping limb of the anticline rather than the previous interpretation by Gold Standard, which was moderately to steeply west-dipping in the area.

Gold grade decreases in intensity and thickness down-dip and up-dip along stratigraphy in the vicinity of the IDK fault. It does not appear to be a barrier to mineralization as significantly as other faults in Dark Star North, so domains were generally drawn continuously across it.

After gold domain interpretations were completed on 98.5 ft spaced cross sections oriented east-west, the domain interpretations were snapped to drill holes in three dimensions and sliced for modeling on mid-bench level plans. The modeled level plans are spaced at 30 ft and are located at the midpoint of each bench. Because there were significant changes to the geologic model, significant modifications to previously modeled gold domain sections and plans were required. Silver was not modeled or estimated.

14.2.3.2	Gold Sample and Composite Statistics

The modeled gold mineral domains were used to assign codes to drill-hole samples. Quantile plots were made of the coded assays. Potential capping levels for each domain were assessed by identifying the grade above which outlier values occur. Applied capping grades (Table 14-5) were then determined after reviewing the outlier samples on screen with respect to grade and proximity of surrounding samples, geology, general location, and materiality. Descriptive statistics of sample assays by domain were also considered to evaluate the necessity for capping of assays (Table 14-5).

Table 14-5: Dark Star Capping Levels for Gold by Domain

Domain	Capping Grade (oz Au/ton)
Outer Shell	0.025
High-Grade	NONE
Low-Grade	NONE
Outside Domains	0.016
Quaternary Colluvium	0.020

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After the capping was completed, the drill holes were down-hole composited to 10 ft intervals honoring domain boundaries. The composite length was chosen to avoid de-compositing small fractions of the original drilled sample intervals. Descriptive statistics by domain of the composited database are given in Table 14-6.

Table 14-6: Dark Star Descriptive Composite Statistics by Domain

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Outer Shell Gold Domain
Length	7,214	10.00	9.26			0.00	10.00	ft
Au	7,118	0.0028	0.0034	0.0032	0.9241	0.0001	0.0966	oz Au/ton
Au capped	7,118	0.0028	0.0034	0.0024	0.7127	0.0001	0.0250	oz Au/ton
AuCN	3,264	0.0035	0.0039	0.0030	0.7781	0.0004	0.0554	oz Au/ton
AuCN/AuFA ratio	3,264	80.0	74.4	24.2	0.3	2	110%
Low-grade Gold Domain
Length	5,154	10.00	9.28			0.00	10.00	ft
Au	5,113	0.0155	0.0208	0.0188	0.9040	0.0006	0.3952	oz Au/ton
Au capped	5,113	0.0155	0.0208	0.0188	0.9040	0.0006	0.3952	oz Au/ton
AuCN	3,919	0.0125	0.0177	0.0193	1.0865	0.0004	0.3719	oz Au/ton
AuCN/AuFA ratio	3,919	87.0	78.6	24.3	0.3	2	110%
High-grade Gold Domain
Length	929	10.00	9.15			0.00	10.00	ft
Au	928	0.0978	0.1185	0.0732	0.6178	0.0012	0.5921	oz Au/ton
Au capped	928	0.0978	0.1185	0.0732	0.6178	0.0012	0.5921	oz Au/ton
AuCN	858	0.0789	0.0938	0.0665	0.7091	0.0034	0.4840	oz Au/ton
AuCN/AuFA ratio	858	91.0	80.7	25.9	0.3	4	110%
Outside Modeled Gold Domain
Length	24,124	10.00	9.07			0.00	10.00	ft
Au	22,318	0.0003	0.0006	0.0055	8.6735	0.0	0.4010	oz Au/ton
Au capped	22,318	0.0003	0.0005	0.0010	1.9820	0.0	0.0160	oz Au/ton
AuCN	455	0.0026	0.0089	0.0348	3.9018	0.0004	0.4056	oz Au/ton
AuCN/AuFA ratio	453	82.0	72.7	32.1	0.4	2	110%
Qc Gold Domain
Length	93	10.00	9.84	0.0	0.0	5.00	10.00	ft
Au	93	0.0034	0.0035	0.0014	0.3871	0.0	0.0082	oz Au/ton
Au capped	93	0.0034	0.0035	0.0014	0.3871	0.0	0.0082	oz Au/ton
AuCN	64	0.0034	0.0037	0.0011	0.2991	0.0020	0.0070	oz Au/ton
AuCN/AuFA ratio	64	84.0	85.8	12.3	0.1	60	110%

Correlograms were generated from the composited gold grades to evaluate grade continuity. Correlogram parameters were determined and applied to the kriged estimate, against which the reported inverse distance estimate was compared. The evaluated continuity of grade also contributed to classification of mineral resources. The correlogram results by domain are summarized as follows:

Outer shell gold domain – The nugget is 45% of the total sill. The first sill is 30% of the total sill with a range of 33 to 130 ft depending on direction. The remaining 25% of the total sill has a range of 360 to 755 ft depending on direction.

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Low-grade gold domain – The nugget is 50% of the total sill. The first sill is 35% of the total sill with a range of 65 to 100 ft depending on direction. The remaining 15% of the total sill has a range of 525 to 920 ft depending on direction.

High-grade gold domain – The nugget is 40% of the total sill. The first sill is 40% of the total sill with a range of 33 to 150 ft depending on direction. The remaining 20% of the total sill has a range of 100 to 195 ft depending on direction.

14.2.3.3	Gold Estimation

The mineral resource block model is not rotated, and the blocks are 30 ft north-south by 30 ft vertical by 30 ft east-west. Four gold estimates were completed: a polygonal, nearest neighbor, inverse distance, and kriged, with the inverse-distance estimate being reported. All the estimates, excluding the polygonal, were run several times in order to determine sensitivity to estimation parameters, and to evaluate and optimize results. The inverse distance power for estimation in modeled bedrock domains was three (ID3). The model was divided into 12 estimation areas (ESTAR) to control search anisotropy, orientation, and distances according to the differing geometries of mineralization in each modeled bedrock area during estimation. Table 14-7 summarizes the estimation areas and associated search orientations and maximum search distances by domain. Figure 14-5 depicts the spatial relationship of the estimation areas to the drilling and the gold domains.

Table 14-7: Dark Star Estimation Areas, Search-Ellipse Orientations and Maximum Search Distances by Domain

Estimation Area	Search Ellipse Orientation			Maximum Search Distance (ft)
	Azimuth (degrees)	Dip (degrees)	Rotation (degrees)	Outer Shell	Low- Grade	High- Grade	Outside Domains
1	12.5	0	0	840	660	490	160
2	12.5	0	27.5	820	890	490	160
3	12.5	0	52.5	820	720	490	160
4	12.5	0	77.5	660	490	490	160
5	0	0	50	660	490	490	160
6	0	0	0	660	490	490	160
7	0	0	27.5	660	490	490	160
8	0	0	52.5	660	490	490	160
10	0	0	-27.5	660	490	490	160
11	0	0	-52.5	660	490	490	160
12	0	0	-77.5	660	490	490	160
Qc	0	0	-20	150
Note: Semi-major search distance = major search distance ÷ 1, 1.5 or 2, and the vertical search distance = major search distance ÷ 4

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Figure 14-5: Dark Star Spatial Relationship Between Estimation Areas, Gold Domains and Drill Holes

One estimation pass was run for each domain, up to a maximum anisotropic search distance of 890 ft along the major axis. Search ellipse anisotropy varies from 1:1:4 to 1:2:4 (major versus semi-major versus minor axes). Composite-length weighting was applied to all estimation runs. Estimation parameters for each domain are given in Table 14-8.

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Table 14-8: Dark Star Estimation Parameters

(for search orientations and maximum distances, see Table 14-6)

Description	Parameter
Outer Shell Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / varies 0.5 to 1 / 0.25
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	None
Low-Grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / varies 0.5 to 0.67* / 0.25
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	0.079 / half max search
High-Grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 4
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 0.5* / 0.25
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	0.292 / 245
Outside Modeled Gold Domains
Samples: minimum/maximum/maximum per hole	2 / 12 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 0.5 / 0.25
Inverse distance power	2
High-grade restrictions (grade in oz Au/ton, distance in ft)	0.003 / 30
Qc Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 9 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 1 / 0.17
Inverse distance power	2
High-grade restrictions (grade in oz Au/ton, distance in ft)	0.01 / 60
* - Exception, ESTAR 5 major to semi-major axis search anisotropy is 1

14.2.4	Dark Star Gold Mineral Resources

Mr. Lindholm classified the Dark Star mineral resources giving consideration to confidence in the underlying database, sample integrity, analytical precision/reliability, QA/QC results, and confidence in geologic interpretations. The classification parameters are given in Table 14-9.

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Table 14-9: Dark Star Classification Parameters

Measured
In modeled domain, and
*Drill-hole confidence code ≥ 0.9, and
Number of holes ≥ 3, and average distance ≤ 115 ft; Or
Number of samples ≥ 3, and closest distance ≤ 50 ft
Indicated
In modeled domain and Main area, and
Number of Samples ≥ 7 and isotropic distance ≤ 195 ft; Or
Number of Samples ≥ 4 and isotropic distance ≤ 80 ft; Or
Number of Samples ≥ 2 and closest distance ≤ 50 ft, Or
Or
In modelled domain and North area, and
Number of Samples ≥ 7 and isotropic distance ≤ 165 ft; Or
Number of Samples ≥ 4 and isotropic distance ≤ 65 ft; Or
Number of Samples ≥ 2 and isotropic distance ≤ 35 ft, Or
Measured Reduced to Indicated if:
Metallurgy code indicates refractory or uncategorized material (METC = 100-199)
Measured and Indicated Reduced to Inferred if:
Inside reduced classification solid and closest distance ≥ 50 ft; Or
In modeled domain and closest distance ≥ 100 ft and drill-hole confidence code ≤ 0.5*; Or
In Tertiary Conglomerates and modeled domain, and closest distance ≥ 100 ft
Inferred
In modeled domain that is not Measured or Indicated; Or
All estimated blocks outside modeled domains, and isotropic distance ≤ 65 ft**, Or
In Qc gold domain

*Confidence code of '1' assigned to holes drilled by Gold Standard/Orla with collar surveys, '0.5' to Gold Standard/Orla holes with no collar surveys, and '0' to historical drill holes

**A strong search restriction on composites ≥0.003oz Au/ton within this distance (at 30 ft) was applied

As described in Table 14-9, the amount of influence that historical data has on a given block decreases confidence in the estimated grade and consequently the classification. For a block to be classified as Measured mineral resources, 90% or more of the estimating composite grades must be derived from Gold Standard or Orla data. Similarly, block grades estimated with all composites beyond 100 ft based on 50% or more historical data are classified as Inferred mineral resources.

The results of the QA/QC evaluation revealed a project risk that warrants additional comment. There is no historical QA/QC except for 11 Mirandor drill holes. Consequently, the reliability of pre-Gold Standard data, and therefore model block grades derived predominantly from historical data, is diminished and contributes to the reduction in classification. Gold Standard and Orla did infill drill areas where historical drilling dominated, so the risk is mitigated in these areas.

Upon acquisition of Gold Standard, Orla evaluated and made significant revisions to the Dark Star geologic model. The most significant modification that caused changes to the gold domain model was a reinterpretation of the orientation of basement rock contacts, particularly in context with the modeled anticline. Also, several faults that had been previously modeled were removed, and only five faults with significant offset were retained.

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Since the June 15, 2021 effective date of the database for Dark Star used in the 2022 FS of Sletten et al. (2022), 25, 8, and 12 additional holes were drilled in 2021, 2023, and 2024, respectively. Data for these holes were received with finalized assays from Orla by the effective date of the current database of February 20, 2025, and have been incorporated into the current resource model. Gold domains were updated with the newer information, although the most significant changes were made as a result of the newly interpreted geological model.

The veracity of the previous gold domain model could not be evaluated with respect to the new drill data because the geologic model was significantly reinterpreted as noted above. Overall, the geologic reinterpretation was not triggered by the new drilling, with one exception. Drilling below and to the east of the deep relatively high-grade zone in the vicinity of the IDK fault at Dark Star North provided insight into the orientation of stratigraphy and mineralization, which was not well understood in previous models. As a result of the new interpretation, the downgrade to Inferred classification that had been applied in the previous model was removed. No other changes in classification were warranted for the current resources since the previous model was generally not tested by new drilling due to reinterpretation of the geology. Still, essentially all of the Dark Star North mineralization in the optimized pit is classified as Measured or Indicated, and the primary cause for Inferred classification in the Dark Star Main pit is the heavier reliance on historical drilling.

Due to excessive snow conditions following the 2019 drilling program, many of the 2018-2019 drill collars were not surveyed. In all, 18 drill holes in the Dark Star database did not have surveyed collars. The assays associated with these holes were assigned confidence codes of 0.5. The net effect for classification is that Measured and Indicated mineral resources beyond 100 ft from a composite were reduced to Inferred status if the block was estimated using a combination of unsurveyed Gold Standard and historical drill holes.

Greater restrictions were applied to Measured and Indicated mineral resource material in specific areas of the gold domain block model due to locally limited understanding of geology and/or gold mineralization or suspected (but not proven) down-hole contamination. For example, classification was restricted for mineralization associated with deep, isolated intercepts on the West fault.

A small amount of mineralization has been intercepted in drilling near the surface in Tertiary conglomerates at the southwest end of Dark Star Main. Although the mineralization is present in rocks younger than the bulk of the Dark Star deposit, Orla has observed similar occurrences in Tertiary rocks in other areas of the district. No metallurgical test work has been performed on this material, although there are cyanide-soluble assays that provide a measure of gold recovery. The existence and shape of this mineralization has been confirmed in numerous drill holes, but because the exact nature of gold mineralization in Tertiary conglomerates is not understood, Indicated material was limited to within 100 ft of a composite.

Mr. Lindholm reports the Dark Star mineral resources at cutoffs that are reasonable for Carlin-type deposits of comparable size and grade. Technical and economic factors likely to influence the requirement “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction” were evaluated using the best judgement of Mr. Lindholm. For evaluating the open-pit potential, RESPEC modeled a series of optimized pits using variable gold prices, mining costs, processing costs, and anticipated metallurgical recoveries. Mr. Lindholm used costs appropriate for open-pit mining in Nevada, estimated processing costs and metallurgical recoveries related to heap leaching, and G&A costs (Table 14-10). The factors used in defining cutoff grades are based on a gold price of $2,800/oz.

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Table 14-10: Dark Star Pit Optimization Parameters

Item	ROM	Crush	Roaster	Unit
Mining Cost - Waste	2.12	2.12	2.12	$/ton
Incremental Ore Mining Cost	0.54	0.54	-	$/ton
Crushing & Stacking	-	0.84	40.00	$/ton
Heap Leaching	3.64	3.64	-	$/ton
Process Rate	20,000	12,200	-	tons-per-day
Refining	2.15	2.15	2.15	$/oz produced
General and Administrative Cost	1.14	1.14	-	$/ton
Gold Price	2,800	2,800	2,800	$/oz
Minimum Gold Recovery	65	70	-%

The Dark Star mineral resource estimate is the fully block diluted ID3 estimate and is reported at variable cutoffs for open-pit mining. The cutoff for oxidized and transitional material is 0.003 oz Au/ton, whereas the cutoff for sulfide material is 0.017 oz Au/ton. No reported sulfide material is classified as Measured mineral resources. Table 14-11 through Table 14-14 presents the estimates of the Measured, Indicated, combined Measured, and Indicated and Inferred gold mineral resources within the $2,800/oz Au pits. The cutoff grade for the bolded base case resources is variable because the resources in the tables contain a mixture of oxide/transitional and sulfide materials. The breakdown of mineral resources by oxidation state is given in Appendix C. The base case reported resources at cutoff grades of 0.003 oz Au/ton (oxide/transitional) and 0.017 oz Au/ton (sulfide) are in bold print in all tables. Representative cross sections of the gold block model in the Dark Star Main and North zones are given in Figure 14-6 and Figure 14-7, respectively. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The metal prices used for resource reporting, pit optimizations and determination of the gold cutoff grade are derived from consensus commodity price forecasts as of September 2025 as provided by Canadian Imperial Bank of Commerce (CIBC), and prices used to report resources recently filed on SEDAR+. When this current technical report was completed, several filed technical reports provided resources at gold prices between $2,500 and $3,000/oz Au. The spot price was over $4,000/oz Au, and the three-year moving-average price was about $2,385/oz Au and rising.

Table 14-11 through Table 14-14, as well as the tables in Appendix C, present the Dark Star mineral resources in pits optimized at $2,800/oz Au at cutoff grades both lower and higher than the base case of 0.003 oz Au/ton. The analysis is presented to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating mining costs and gold prices. All tabulations at cutoff grades higher than the base case of 0.003 oz Au/ton represent subsets of the current mineral resources. All tabulations at cutoff grades lower than the base case reflect the potential for increased resources at Dark Star, although Orla is not relying on increases in gold prices or decreases in mining costs in the future.

Underground mineral resources outside the $2,800/oz Au pit shell are reported in Table 14-15. Underground resources were ultimately reported within a 0.075 oz Au/ton grade shell extracted from the block model, from which open pit material and isolated blocks unlikely to be mined were removed. The material is classified entirely as Inferred because a block size more appropriate for potential underground mining was not used, and the block dilution is unrealistically high in the 30 ft x 30 ft x 30 ft blocks.

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Table 14-11: Dark Star Total In $2,800 Pit Gold Mineral Resources – Measured

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	14,678,000	0.024	346,000
0.003	12,117,000	0.028	340,000
0.004	10,539,000	0.032	334,000
0.005	9,597,000	0.034	330,000
0.006	8,987,000	0.036	327,000
0.007	8,531,000	0.038	324,000
0.008	8,182,000	0.039	321,000
0.009	7,827,000	0.041	318,000
0.010	7,451,000	0.042	315,000
0.015	5,732,000	0.051	294,000
0.020	4,540,000	0.060	273,000
0.025	3,645,000	0.069	253,000
0.030	3,074,000	0.077	237,000
0.035	2,678,000	0.084	224,000
0.040	2,333,000	0.091	212,000
0.045	2,104,000	0.096	202,000
0.050	1,929,000	0.101	194,000
0.075	1,287,000	0.120	154,000
0.100	775,000	0.141	109,000

Table 14-12: Dark Star Total In $2,800 Pit Gold Mineral Resources – Indicated

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	40,194,000	0.017	687,000
0.003	34,197,000	0.020	672,000
variable	33,675,000	0.020	665,000
0.004	29,621,000	0.022	657,000
0.005	26,448,000	0.024	641,000
0.006	24,128,000	0.026	628,000
0.007	22,449,000	0.027	617,000
0.008	21,074,000	0.029	606,000
0.009	19,737,000	0.030	594,000
0.010	18,467,000	0.032	583,000
0.015	12,677,000	0.040	510,000
0.020	8,845,000	0.050	444,000
0.025	6,598,000	0.060	394,000
0.030	5,121,000	0.069	353,000
0.035	4,202,000	0.077	323,000
0.040	3,629,000	0.083	303,000
0.045	3,231,000	0.089	286,000
0.050	2,885,000	0.093	269,000
0.075	1,729,000	0.115	199,000
0.100	999,000	0.135	135,000

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Table 14-13: Dark Star Total In $2,800 Pit Gold Mineral Resource - Measured and Indicated

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	54,872,000	0.019	1,033,000
0.003	46,314,000	0.022	1,012,000
variable	45,792,000	0.022	1,005,000
0.004	40,160,000	0.025	991,000
0.005	36,045,000	0.027	971,000
0.006	33,115,000	0.029	955,000
0.007	30,980,000	0.030	941,000
0.008	29,256,000	0.032	927,000
0.009	27,564,000	0.033	912,000
0.010	25,918,000	0.035	898,000
0.015	18,409,000	0.044	804,000
0.020	13,385,000	0.054	717,000
0.025	10,243,000	0.063	647,000
0.030	8,195,000	0.072	590,000
0.035	6,880,000	0.080	547,000
0.040	5,962,000	0.086	515,000
0.045	5,335,000	0.091	488,000
0.050	2,885,000	0.093	269,000
0.075	1,729,000	0.115	199,000
0.100	999,000	0.135	135,000

Table 14-14: Dark Star Total In $2,800 Pit Gold Mineral Resources – Inferred

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	1,944,000	0.010	19,000
0.003	1,463,000	0.012	18,000
variable	1,450,000	0.012	18,000
0.004	1,303,000	0.014	18,000
0.005	1,191,000	0.014	17,000
0.006	1,046,000	0.015	16,000
0.007	955,000	0.017	16,000
0.008	893,000	0.017	15,000
0.009	825,000	0.018	15,000
0.010	763,000	0.018	14,000
0.015	439,000	0.023	10,000
0.020	568,000	0.021	12,000
0.025	97,000	0.031	3,000
0.030	53,000	0.038	2,000
0.035	30,000	0.067	2,000
0.040	15,000	0.067	1,000
0.045	8,000	0.000	-
0.050	6,000	0.000	-

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Table 14-15: Dark Star Total Gold Mineral Resources in 0.075 oz Au/ton Underground Shell – Inferred

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.075	380,000	0.108	41,000

Notes:

1.	The estimate of mineral resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	In-situ mineral resources are classified in accordance with CIM Standards.
3.	The base case reported mineral resources at a gold price of $2,800/oz Au is shown in bold, and has an effective date of September 30, 2025.
4.	Tabulations at higher and lower cutoff grades than the base cases are presented to demonstrate sensitivities to fluctuating mining costs and gold prices.
5.	Tabulations comprise all model blocks at variable cutoff grades within the $2,800/oz Au optimized pits. Pit optimizations used a throughput rate of 20,000 and 12,200 tons/day for ROM and crushed ore, respectively; assumed minimum metallurgical recoveries of 65% and 70% for gold for ROM and crushed ore, respectively; waste mining costs of US$2.12/ton mined; crushing and stacking costs of $0.84/ton, heap leaching costs of US$3.64/ton; and general and administrative costs of $1.14/ton.
6.	Tabulations at cutoff grades higher than the base cases of 0.003 oz Au/ton for oxide/transitional and 0.017 oz Au/ton for sulfide material represent subsets of the current mineral resources.
7.	Tabulations at cutoff grades higher than the base cases reflect the potential for increased resources, although Orla is not relying on increases that might result from decreased mining costs or increasing gold prices in the future.
8.	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits. Quaternary alluvium materials is not included in the tabulations.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
11.	Rounding may result in apparent discrepancies between tons, grade, and metal content.

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1928000
1929000
7000
6000
5000
$2800 Pit
West Fault
Saddle Fault
IDK Fault
East Fault
0 500 1000 Feet
Gold Domains
Outer Shell
Low-grade
High-grade
Faults
Drill-Hole Assay And Block Model Grade Color Codes
oz Au/ton: Color:
0.0000-0.00003
0.00003-0.0012
0.0012-0.0029
0.0029-0.0073
0.0073-0.0088
0.0088-0.0102
0.0102-0.0292
0.0292-0.0583
0.0583-0.0729
0.0729-0.1021
0.1021-0.2333
0.2333-0.3500
>0.35

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

ORLA MINING

Orla Mining
Dark Star, Au Domains
Section N14696823

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-6: Dark Star Main Zone Gold Domains and Block Model – Section N14696823

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1929000
1930000
$2800 Pit
$2800 Pit
DS16-36
DS16-08
DS16-24
DS24-02
West Fault
Splay of West Fault
DK Fault
East Fault
Dark Star Fault
6000
6000
1929000
1930000

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

Gold Domains

- Outer Shell
- Low-grade
- High-grade
- Faults

0 500 1000 Feet

Drill-Hole Assay
And Block Model Grade Color Codes

oz Au/ton:	Color:	oz Au/ton:	Color:
0.0000-0.00003		0.0102-0.0292	
0.00003-0.0012		0.0292-0.0583	
0.0012-0.0029		0.0583-0.0729	
0.0029-0.0073		0.0729-0.1021	
0.0073-0.0088		0.1021-0.2333	
0.0088-0.0102		0.2333-0.3500	
		>0.35	

ORLA MINING

Orla Mining
Dark Star, Au Block Model
Section N14698399

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-7: Dark Star North Zone Gold Domains and Block Model – Section N14698399

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Table 14-16 presents tabulations from the Dark Star block model at a constant cutoff grade of 0.003 oz Au/ton at gold prices higher and lower than the base case of $2,800/oz Au for reported resources in Table 14-11 through Table 14-14. Pits for each case were optimized using the parameters given in Table 14-10 at variable gold prices. All oxide, transitional and sulfide material at a cutoff grade of 0.003 oz Au/ton is combined in the tabulations for all sensitivity cases, and the different cutoff grades that would be applied to each redox type for reported resources are not taken into account. As a result, none of the tabulations in Table 14-16, including the sensitivity case at $2,800/oz Au, can be directly compared to the tabulations at variable cutoff grades in Table 14-11 through Table 14-14. Also, the potential for fluctuating mining, processing, materials, labor, etc.costs is not factored into the sensitivity cases. The analysis is presented solely to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating gold prices. All tabulations at gold prices lower than $2,800/oz Au represent subsets of the material contained within the optimized pit within which current mineral resources are reported in Table 14-11 through Table 14-14. All tabulations within pits at gold prices higher than $2,800/oz Au reflect the potential for increased resources at Dark Star, although Orla is not relying on these increases in gold prices in the future.

Table 14-16: Dark Star Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.003 oz Au/ton

Sensitivity Case Classification	Cutoff Grade oz Au/ton	Tonnage Tons	Gold Grade oz Au/ton	Contained Gold oz Au
Sensitivity Case at $2,400/oz Gold
Measured & Indicated	0.003	43,598,000	0.059	910,000
Inferred	0.003	1,499,000	0.012	18,000
Sensitivity Case at $2,600/oz Gold
Measured & Indicated	0.003	47,916,000	0.052	974,000
Inferred	0.003	1,516,000	0.012	18,000
Sensitivity Case at $2,800/oz Gold
Measured & Indicated	0.003	46,314,000	0.022	1,005,000
Inferred	0.003	1,463,000	0.012	18,000
Sensitivity Case at $3,000/oz Gold
Measured & Indicated	0.003	48,521,000	0.052	990,000
Inferred	0.003	1,585,000	0.012	19,000
Sensitivity Case at $3,200/oz Gold
Measured & Indicated	0.003	48,810,000	0.051	994,000
Inferred	0.003	1,606,000	0.012	19,000
Sensitivity Case at $3,400/oz Gold
Measured & Indicated	0.003	51,086,000	0.051	999,000
Inferred	0.003	1,802,000	0.012	21,000

Notes:

1.	The estimate of resource sensitivity cases was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	All sensitivity cases were derived from the block model from which Dark Star mineral resources were reported and are classified in accordance with CIM Standards.
3.	All sensitivity cases were tabulated within pits optimized using the parameters in Table 14-10 at variable gold prices. The potential for fluctuating mining, processing, materials, labor, etc. Costs is not factored into the sensitivity analysis.
4.	All oxide, transitional and sulfide material at a cutoff grade of 0.003 oz Au/ton is combined in the tabulations for all sensitivity cases, and the different cutoff grades that would be applied to each redox type for reported resources are not taken into account.
5.	None of the tabulations in Table 14-16, including the sensitivity case at $2,800/oz Au, can be directly compared to the tabulations at variable cutoff grades in Table 14-11 through Table 14-14.
6.	Tabulations at higher and lower gold prices than $2,800/oz Au are presented to demonstrate sensitivities to fluctuating gold prices.
7.	Tabulations at gold prices lower than $2,800/oz Au represent subsets of the material contained within the optimized pit within which current Dark Star mineral resources are reported.
8.	Tabulations within pits at gold prices higher than $2,800/oz Au reflect the potential for increased resources, although Orla is not relying on increases that might result from increasing gold prices in the future.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
11.	Rounding may result in apparent discrepancies between tons, grade, and metal content.

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Although Mr. Lindholm is not an expert with respect to environmental, permitting, legal, title, taxation, socio-economic, marketing, or political matters, Mr. Lindholm is not aware of any unusual factors relating to these matters that may materially affect the Dark Star mineral resources as of the effective date of this Technical Report.

14.2.5	Dark Star Cyanide-Soluble Gold and Geo-Metallurgical Models

A cyanide-soluble gold block model was produced to characterize the spatial variability of cyanide solubility of gold at Dark Star. The model was estimated using the ratio of cyanide-soluble gold assays to fire-assay gold contents (AuCN/AuFA). These ratios are graphically depicted in the cumulative probability plot in Figure 14-8 and were capped at 110% in samples because using data capped at 100% would introduce a low bias in the estimated ratio values. Composites were also not modified, but all estimated values in the block model were capped at 100%. Two distinct AuCN/AuFA ratio populations, separated by a broad gradational zone from 65% to 90% cyanide-solubility, are apparent in the plot.

Figure 14-8: Cumulative Probability Plot of Dark Star AuCN/Au Ratios

AuCN/AuFA ratios were estimated by rock units separately within the Chainman Formation, within each of the lower siltstone, middle conglomerate, and upper siltstone units of the Pennsylvanian-Permian undifferentiated, and within the Tertiary conglomerates. Ratios were not estimated in the post-mineralization Tertiary Indian Well Formation and Quaternary rocks, which contain no reportable gold. ID3 methodology was used, and only AuCN/AuFA ratios with fire-assay gold grades >0.0015 oz Au/ton were included in the estimate. Maximum major and semi-major search distances applied were 1,150 ft, with strong anisotropy of 4:1 relative to the minor search axis. Estimated block AuCN/AuFA ratios were capped at 100%.

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Refractory solids were modeled, initially by Gold Standard and updated by RESPEC in 2025, to segregate zones in the deposit for which less gold will be extractable by cyanide heap-leach methods. Mr. Lindholm evaluated the solids and determined that they appear reasonable compared to AuCN/AuFA ratios, assayed sulfide-sulfur percent, and logged redox and sulfide percentages. Assayed total-sulfur percent correlates moderately well, but there is relatively high total sulfur with correspondingly low sulfide sulfur percent (presumably representing sulfate minerals) outside the refractory solid. The correlation between refractory solids and logged oxide minerals in drill holes is not as good, because there are zones of mixed iron oxide and sulfide material outside the solids that do not represent completely non-refractory material. In summary, the refractory solids represent material that contains little or no oxidation, whereas the areas outside the solids are mixed oxide and sulfide, or predominantly oxidized rock.

As per metallurgical guidance provided in Section 13, unique metallurgical codes were assigned to the block model based on estimated AuCN/AuFA ratios, refractory zones, rock units, and silicification solids (discussed in Section 14.2.2). Cyanide solubilities and refractory zones were used to define the base metallurgical code group, whereas rock units and silicification were used to further sub-divide those groups of codes. Metallurgical codes were assigned as follows:

•	Sulfide, low gold recovery: AuCN/AuFA ratios less than 60% or greater than 50% of block is in refractory solid; gold recovery is low;
•	Transitional, moderate gold recovery: AuCN/AuFA ratios between 60% and 85%, moderate gold recovery; and
•	Oxide, high gold recovery: AuCN/AuFA ratios greater than 85%.

14.2.6	Dark Star Acid-Base Accounting Model and Estimation

An acid-base accounting (ABA) block model was produced to characterize the spatial variability of potential acid-generating (PAG) or neutralizing (NAG) material for mine planning and handling of mined material. Mr. Lindholm estimated inorganic carbon (CINO) and sulfide sulfur (SSUL) into this block model, and designated model blocks as either PAG or NAG. All calculations and PAG/NAG designation criteria were provided by Stantec.

Orla provided LECO analyses of carbon and sulfur species for samples that varied between those on original core intervals (1 to 6 ft) to RC sample composites (10 to 35 ft). Assayed CINO values were used, or the values were converted from assayed CO2%. The relationship between total organic and inorganic carbon was applied as well where necessary. In the data received from Orla, below-detection limit values were substituted for assays below detection. RESPEC modified the below-detection assays per Stantec guidance, so that carbon species assays were equal to one-half the below-detection value, and sulfur species assays below detection were set to ‘0’.

Mr. Lindholm evaluated CINO and SSUL statistics by rock unit, refractory zone and silicified zone (Table 14-15 and Table 14-17). The statistics in the tables are summarized according to categories chosen for estimation into the block model.

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Table 14-17: Number of Samples and Mean Inorganic Carbon Values for Dark Star Estimation Categories

(by rock unit, zones inside [refractory] or outside [oxide and transitional] refractory solids, and in/out of silicified zones)

Estimation Category	Chainman Formation	Lower Siltstone
# of Samples	Mean Value (%)	# of Samples	Mean Value (%)
Oxide and Transitional, not silicified	219	0.160	1,056	1.030
Oxide and Transitional, silicified	395	0.624
Refractory, not silicified	975	0.739	818	2.444
Refractory, silicified	170	0.237
Estimation Category	Middle Conglomerate	Upper Siltstone	Tertiary Conglomerates
# of Samples	Mean Value (%)	# of Samples	Mean Value (%)	# of Samples	Mean Value (%)
Not silicified	2,772	1.233	1,736	0.259	377	0.228
Silicified	10,554	0.161	3,273	0.023	272	0.007
Estimation Category	Indian Wells Formation	Quaternary Alluvium
# of Samples	Mean Value (%)	# of Samples	Mean Value (%)
All Data	49	0.013	258	0.306

Table 14-18: Number of Samples and Mean Sulfide Sulfur Values for Dark Star Estimation Categories

(by rock unit, zones inside [refractory] or outside [oxide and transitional] refractory solids)

Estimation Category	Chainman Formation		All Tomera Formation		Tertiary Conglomerates
	# of Samples	Mean Value (%)	# of Samples	Mean Value (%)	# of Samples	Mean Value (%)
Oxide and Transitional	219	0.343	18,767	0.088	591	0.188
Refractory	975	2.097	2,007	0.836	58	1.473
Estimation Category	Indian Wells Formation			Quaternary Alluvium
	# of Samples	Mean Value (%)		# of Samples	Mean Value (%)
All Data	49	0.034		258	0.098

CINO statistics varied systematically by rock unit in combination with silicification for the middle conglomerate, upper siltstone, and Tertiary conglomerate. This correlation is indicative of the inverse relationship between silica and carbonate contents in increasingly altered and mineralized rocks due to silicification and decarbonization. CINO in the lower siltstone showed similar trends, but statistics also indicated differences inside and outside the modeled refractory solids. In the Chainman Formation, which is only locally mineralized, the variability observed was by refractory zone only. SSUL statistics indicated strong relationships by refractory zone within each of the Chainman Shale, all units of the Tomera Formation equivalent together, and the Tertiary conglomerate. No systematic differences were observed in CINO or SSUL for the Indian Well Formation or the Quaternary colluvium, so each was estimated using all respective contained data.

CINO and SSUL were estimated independently into the block model, according to the categories described above. CPPs for each species estimated were evaluated by category for potential capping of assays, but none was warranted. Nearly half the sample composites are 30 ft in length. Given the model block dimension of 30 ft3, and the adverse effect of de-compositing to shorter interval lengths, assay data were composited to 30 ft.

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All estimates were done using the same search orientations and associated estimation areas as applied to the gold estimate (Table 14-8). The maximum search distance applied for both CINO and SSUL estimates was 985 ft. Search ellipses were moderately anisotropic, with major, semi-major and minor search distances at 985 ft, 790 ft, and 395 ft, respectively, and inverse distance squared methodology was used. Due to the relatively long composite length, the maximum number of composites, and maximum composites per hole allowed to estimate a block were limited to five and two, respectively. Review of CPP’s justified search restrictions for a limited number of the estimated CINO categories, which were applied; however, none were necessary for SSUL estimates.

Correlograms were generated to evaluate continuities in the data with respect to distance. These demonstrated reasonable continuity at ranges up to 1,310 ft, depending on rock unit, refractory type, and/or silicification zones. However, the LECO data is not evenly distributed within the deposits. The data at Dark Star Main is relatively well-distributed, but at Dark Star North, data is concentrated in the central portion of the gold mineralization. As a result, there are significant volumes of rock within potentially mined areas, particularly to the east and west of Dark Star North, where data is sparse or absent. Estimated grades of CINO and SSUL in these areas are relatively far from assayed samples. To flag model blocks that are at relatively greater distances from assays, Mr. Lindholm assigned confidence codes (value of ‘0’) to all estimated blocks with closest composite greater than 590 ft away. Because CINO and SSUL were estimated according to different criteria, these codes were assigned separately for each, and a combined code was assigned if either CINO or SSUL confidence codes was ‘0’.

Model blocks were designated as PAG (code of ‘1’) or NAG (code of ‘2’) according to criteria as defined by Stantec. First, acid-neutralizing potential (ANP), acid-generating potential (AGP), and net neutralizing potential (NNP) values were calculated from estimated CINO and SSUL values. Next, PAG/NAG designation was assigned according to criteria for three potential waste-characterization scenarios in Table 14-19. A fourth scenario was added by Stantec and Gold Standard/Orla to help with planning prior to mining but will not be considered for handling waste during mining.

Table 14-19: PAG/NAG Designation Criteria

PAG/NAG Designation - Scenario 1
Designate as NAG if
NNP ≥ 20 and ANP/AGP ≥ 3
Designate as PAG if
NNP < 20 or ANP/AGP < 3
PAG/NAG Designation - Scenario 2
Designate as NAG if
SSUL ≥ 0.1% and NNP ≥ 20 and ANP/AGP ≥ 3; Or
SSUL < 0.1% and ANP/AGP ≥ 3
Designate as PAG if
SSUL ≥ 0.1%, and NNP < 20 or ANP/AGP < 3; Or
SSUL < 0.1% and ANP/AGP < 3
PAG/NAG Designation - Scenario 3
Designate as NAG if
NNP ≥ 0.92 and ANP/AGP ≥ 0.77
Designate as PAG if:
NNP < 0.92 or ANP/AGP < 0.77
PAG/NAG Designation - Scenario 4 (not considered for mining)
Designate as NAG if
SSUL > 0.25% and NNP ≥ -20 and ANP/AGP ≥ 1.2; Or
SSUL ≤ 0.25%
Designate as PAG if
SSUL ≥ 0.25% and ANP/AGP < 1.2; Or
SSUL > 0.25% and NNP < -20

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In Dark Star North there are areas in the upper reaches of potentially mineable pits, along the east and west sides, where no CINO or SSUL composite data was within 985 ft, and either or both species remained un-estimated. As a result, designation as PAG or NAG was not possible using the above criteria. In agreement with Stantec, RESPEC assigned PAG or NAG designations for each of the four options described by rock unit, based on the PAG/NAG designation of adjacent blocks. The assignments were only necessary for blocks in Upper Siltstone, Tertiary conglomerate, and Quaternary colluvium. These assigned designations represent about one percent of the model tonnage within potential pits, nearly all of which is in Dark Star North.

14.2.7	Dark Star Clay Model and Estimation

Orla (Gold Standard at the time) requested a clay model to determine the relative quantity of clay material that will be encountered and potentially affect crushing and grinding. A source of under-liner material for leach pads and waste dumps was also sought. According to Orla geologists, the most abundant clay alteration or weathering at Dark Star is found in post-mineral units, particularly tuffs and conglomerates. It also occurs in structural zones in a more limited in extent.

The only comprehensive clay data is subjective logging in drill holes on a scale from 0 (no clay) to 3 (strong clay alteration). RESPEC evaluated logged clay values statistically with respect to formation, gold domains, silicification and redox. Based on the statistical analysis, clay was estimated in the block model as follows:

•	Chainman Formation and Tomera Formation equivalent in silicification solid within all gold domains,
•	Chainman Formation and Tomera Formation equivalent in silicification solid outside all gold domains,
•	Chainman Formation and Tomera Formation equivalent outside silicification solid within all gold domains, and
•	Outside above estimated blocks by individual formations.

Because the logged clay data is subjective and the scale of the logging is broadly qualitative, the estimate is a very generalized representation of the clay content in the deposit. The values in the block model (0.00 to 3.00) provide a rough, imprecise estimation of the strength of clay alteration in a given area. The maximum search distance was limited to 150 ft, and un-estimated blocks were left as blank values.

14.2.8	Dark Star Density

Application of density values to the block model was dependent on numerous modeled criteria that have been discussed in various prior sections. There are 1,137 density measurements in the Dark Star database. All samples were measured using the immersion method by an independent laboratory. The values assigned to the model, by rock unit (Section 14.2.2), gold domains (Section 14.2.3), and refractory zone (Section 14.2.5), are summarized in Table 14-20. Spatially, the Dark Star North zone is well represented; however, there is no density data in the northern 650 ft of the deposit. The Dark Star Main zone is moderately well-represented, although core holes are somewhat clustered locally so that there are areas with no density data.

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Table 14-20: Density Values Applied to the Dark Star Block Model

Formation	Gold Domains	Refractory Zone	Number of Samples	Density (g/cm3)	Tonnage Factor
Chainman Fm	All	All	32	2.46	13.03
Tomera Fm equivalent - STL	OS and Outside Domains	Out	39	2.27	14.12
Tomera Fm equivalent - STL	LG and HG	Out	8	2.43	13.19
Tomera Fm equivalent - STL	OS and Outside Domains	In	138	2.47	12.98
Tomera Fm equivalent - STL	LG and HG	In	8	2.58	12.42
Tomera Fm equivalent - CGL	OS and Outside Domains	Out	345	2.39	13.41
Tomera Fm equivalent - CGL	LG and HG	Out	250	2.52	12.72
Tomera Fm equivalent - CGL	OS and Outside Domains	In	70	2.44	13.14
Tomera Fm equivalent - CGL	LG and HG	In	21	2.62	12.23
Tomera Fm equivalent - STU	OS and Outside Domains	Out	139	2.41	13.30
Tomera Fm equivalent - STU	LG and HG	Out	24	2.56	12.52
Tomera Fm equivalent - STU	OS and Outside Domains	In	6	2.58	12.42
Tomera Fm equivalent - STU	LG and HG	In	2	2.63	12.19
Tertiary Conglomerates	All	All	21	2.43	13.19
Tertiary Indian Well Formation	All	All	1	2.43	13.19
Quaternary Colluvium	All	All	6	1.90	16.87

Formation acronyms: STL - lower siltstone, CGL - middle conglomerate, STU - upper siltstone

Gold Domain acronyms: OS - outer shell, LG - low-grade, HG - high-grade

Tonnage Factor = 2000 / (Density * 62.4)

The middle conglomerate unit of the Pennsylvanian-Permian undifferentiated (possibly Tomera Formation equivalent), the primary host of gold at Dark Star, is well-represented with 686 density samples. There are 177 density samples within the outer shell/outside domains in the lower siltstone unit, a secondary host. However, there are only 16 samples in the low- or high-grade domains of the lower siltstone. Where a low number of density samples (<~20) were measured for a given category, the density values were evaluated and modified using data from units with similar geological characteristics that are based on more density measurements. A density value of 2.46 g/cm3 was assigned to the Chainman Formation based on 32 measurements. A similar value was assigned to the same unit for the Pinion deposit, where there were more measurements.

Lower densities are associated with clay alteration. However, Orla has indicated that clay zones are not common or pervasive in the Dark Star mineralized zones. Although there are some density measurements of clay material that have been included in the statistical groupings in Table 14-19, density values that represent clay zones were not assigned locally in the block model. As a result, there are likely some inaccuracies with respect to tonnages in parts of the block model. Potentially more significant is clay alteration or weathering considered to be responsible for the variable density values observed for the Tertiary Indian Well Formation. Drilling is limited in the unit, and although Orla believes the unit consists primarily of unwelded tuffs that are weathered to clays, the clay zones and associated densities cannot be properly represented. In Gold Standard’s previous geologic model, there were 21 samples measured in the unit. Ten of these density values ranged from 1.73 to 2.08 (presumably clay) and nine were between 2.23 and 2.58 (presumably unaltered). According to Orla’s new geologic interpretations, there is only one density measurement in the Indian Well Formation with a value of 2.43, which was assigned to the unit. However, given the previously observed variability in densities and the current lack of measurements representing the formation, the density is not well-defined in the model. Since the rock unit is entirely waste material, there is likely to be significant uncertainty and local variability in waste tonnages mined.

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14.2.9	Discussion of Dark Star Estimated Gold Mineral Resource and Supporting Models

Dark Star has a long history of exploration drilling dating back to 1984, and consequently there are many drill holes of varying quality and reliability, and with varying amounts of supporting documentation. In all, seven companies, including Gold Standard and Orla, have performed exploration drilling on the property. About 80% of the holes were drilled by Gold Standard/Orla, for which QA/QC procedures were consistently performed. About 73.5% of the assay certificates exist for all data, and RESPEC had access to essentially 100% of the Gold Standard and Orla certificates. There is a lack of documentation for historical drilling, and QA/QC exists for only 11 holes drilled by Mirandor. As a result, classification of the mineral resources was reduced in areas relying predominantly on historical data. Overall, this reduction did not significantly affect the mineral resources because Gold Standard and Orla compensated for the lack of confidence by infill drilling in areas that are predominantly defined by historical drilling. However, there are still a few areas, e.g., the southeast part of Dark Star Main, where little or no Gold Standard/Orla drilling exists, and classification is consequently lower.

Since the June 15, 2021 effective date of the database for Dark Star used in the 2022 FS of Sletten et al. (2022), 25, 8, and 12 additional holes were drilled in 2021, 2023 and 2024, respectively. Data for these holes have been incorporated into the current resource model. Upon acquisition of Gold Standard, Orla made significant revisions to the Dark Star geologic model, including reinterpretation of the orientation of basement rock contacts, in context with the modeled anticline, and major faults. Gold domains were updated with new assay data, however, the most significant changes were made as a result of the newly interpreted geologic model. Consequently, the veracity of the previous gold domain model could not be evaluated with respect to the new drill data.

The geologic reinterpretation was not triggered by the new drilling, with one exception. Drilling below and to the east of the deep relatively high-grade zone in the vicinity of the IDK fault at Dark Star North provided insight into the orientation of stratigraphy and mineralization, which was not well understood in previous models. As a result of the new interpretation, the downgrade to Inferred classification that had been applied in the previous model was removed. No other changes in classification were warranted for the current resources since the previous model was generally not tested by new drilling due to reinterpretation of the geology. Still, essentially all of the Dark Star North mineralization in the optimized pit is classified as Measured or Indicated, and the primary cause for Inferred classification in the Dark Star Main pit is the heavier reliance on historical drilling.

Classification as Measured mineral resource was made more restrictive in the deepest zones, where the general depth below the water table and the presence of anomalous cyanide-soluble gold ratios suggest the possibility of down-hole contamination. Because potential contamination is suspected by some geologists, it remains a risk, which warrants a slightly stricter classification criteria. However, since Measured classification is already reduced to Indicated in blocks with low-recovery metallurgical codes (which includes blocks inside the modeled refractory solid), and the oxide/transitional versus refractory boundary at depth generally corresponds to the water table, no additional reduction of classification was needed.

One obvious association between faults and mineralization is the consistent occurrence of gold along the West fault. Mineralization has been intercepted in drill holes down-dip along this fault and represents potential for additional, possibly higher-grade mineralization at depth.

The cyanide-soluble gold block model appears reasonable in areas with Gold Standard/Orla drilling. In some areas, such as where historical drilling is predominant, AuCN assays are lacking and there is less confidence in the block model estimate. Also, the AuCN data lacks QA/QC support. The refractory solids are generally sufficient for use in the block model to define refractory material, however, the redox model can be improved. It is believed that there is enough data to model transitional oxide/sulfide and predominantly oxide zones separately.

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The ABA block model estimate is reasonable within data limits, although the estimate may be smoothed because of the long 30 ft composites. This was mitigated somewhat by limiting the maximum number of composites to estimate a block, which produces a more localized estimate. Distribution of LECO data in Dark Star Main is reasonable. However, there are substantial areas in Dark Star North that are at significant distances from assayed samples. To help qualify risks relative to distance from data, estimated model blocks >590 ft from the nearest LECO composite were flagged with a lower confidence code. Also, CINO and/or SSUL were not estimated in some of areas of the model, and therefore, blocks cannot be designated as PAG or NAG using the criteria applied to the rest of the model. PAG or NAG were assigned to these unclassified blocks according to the designation of the nearest groups of blocks with similar geologic characteristics where CINO and SSUL were both estimated.

For all classified material, the current mineral resource tons and ounces gold at 0.003 oz Au/ton were lower by ~2.8% and ~0.5%, respectively, compared to the 2022 Dark Star mineral resource estimate reported in the previous FS (Sletten et al, 2022). Gold grade was higher by ~2.4%. The changes are attributed primarily to the geological reinterpretation discussed above. A significant number of the new holes drilled since the 2022 FS are considered infill and delineation holes, which generally did not result in changes in gold resources but contributed to upgrades in classification. The gold price of the reported optimized pit was increased from $1,750 to the currently reported $2,800. It has been demonstrated at Dark Star that optimized pits increase in size only incrementally with changes in gold price, generally less than 1% for each $25 increase in the price of gold, so the difference between the reported pits at the same cutoff grade is relatively small. However, the 2026 resource at 0.003 (oxide/transitional) and 0.017 (sulfide) oz Au/ton cutoffs contains ~25% and ~3.8% more tonnes and gold ounces, respectively with a decrease in gold grade of ~17% compared to the 2022 resource at 0.005 and 0.020 oz Au/ton cutoffs.

There is the possibility of additional risk that has resulted from the conversion from metric to Imperial units of drill-hole collar coordinates for the 2022 FS. Gold Standard, and later Orla holes were surveyed in metric units, so the direct conversion of northings and eastings using a factor of 1 m = 3.280833333 ft maintained the spatial relationship between these drill-hole data and associated geology modeling, domains and block model, which were also converted using identical values. However, it is believed that some historical drill collars were originally surveyed in feet and later converted to metric. Comparisons of metric and Imperial coordinates in the collar tables received from Gold Standard/Orla indicate conversion factors were inconsistently applied. Because values of northings and eastings are so large, discrepancies up to 150 ft can result by application of conversion factors that differ in the fifth decimal place. The risks associated with such potential discrepancies have been accounted for in the reduced classification of mineral resources in areas relying predominantly on historical data.

The Dark Star deposit has clustered drill data, which lies primarily within the optimized-pit limits where mining would likely take place. This area also contains a large proportion of the highest-grade material, particularly in the Dark Star North zone. Gold grades from clustered data will tend to project into areas with sparse, non-clustered data during estimation, and a large number of block grades are attributed to only a small number of samples. This effect, which was noted to some extent during gold domain model checking, is mitigated somewhat by estimating with ID3 rather than ID2. De-clustering of composite data was not necessary because the majority of the adverse effect in the estimate occurs outside potential open pits and is not part of the reported mineral resource. Also, new drilling since 2019 has mitigated the effects of clustered data somewhat, although it is still evident.

Significant clay alteration or weathering is likely responsible for the variable density values that have been observed for the Tertiary Indian Well Formation. Drilling is limited in the unit, and the clay zones and associated densities cannot be properly represented. In Gold Standard’s previous geologic model, there were 21 samples measured in the unit. Ten of these density values ranged from 1.73 to 2.08 (presumably clay) and nine were between 2.23 and 2.58 (presumably unaltered). According to Orla’s new geologic interpretations, there is only one density measurement in the Indian Well Formation with a value of 2.43, which was assigned to the unit. However, given the previously observed variability in densities and the current lack of measurements representing the formation, the density is not well-defined in the model. Since the rock unit is entirely waste material, there is likely to be significant uncertainty and local variability in waste tonnages mined.

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14.3	Pinion Deposit Mineral Resources

This Pinion estimate is based on data derived from drilling completed into 2024, through drill holes PR24-02, PC24-02 and PRMW-03A. All gold, silver, barium and LECO data were received for the 2024 drilling by February 19, 2025, which is the effective date of the database. Although the gold, silver and barium estimates, as well as the ABA model, were completed as of March 24, 2025, the effective date of the Pinion mineral resource estimate is September 30, 2025 when the reporting gold and silver prices were chosen and new pit optimizations were started. Gold and silver resources, as well as barium, AuCN/AuFA ratios and ABA models are reported herein.

Following the Pre-Feasibility study of Ibrado et al. (2020), Gold Standard made a decision to convert all project data from metric to Imperial units. RESPEC (MDA at the time) converted all length data, including collar northings and eastings, from meters to feet (1 m = 3.280833333 ft), and assay grades from g/tonne to oz/ton (1 oz/ton = 34.285714 g/tonne). Section plane spacing, block model block sizes, and other modeling dimensions were changed. Specifics and ramifications of the conversions are discussed in various sections below.

14.3.1	Pinion Database

The Pinion drilling mineral resource database received from Orla and audited by RESPEC contains 898 drill holes with 480,485.3 ft of drilling (Table 14-21). The drilling was conducted by thirteen companies since 1981, including Gold Standard, which began drilling in 2014, and Orla, which acquired Gold Standard in 2022. In all, 87.5% are RC and 12% are core. The Pinion database also contains two and 27 RC holes drilled at the Ski Track and LT targets, respectively. One sonic hole was drilled, and the remainder are of unknown type. A drill-hole map with an outline of the current reported resource is given in Figure 14-9.

Table 14-21: Summary of Drilling at Pinion

Type of hole	Count	Drilled Feet
Core	113	56,513.3
RC	772	420,070.0
Sonic	1	97.0
Unknown	12	3,805.0
Grand Total	898	480,485.3

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1913000
1914000
1915000
1916000
1917000
1918000
1919000
1920000
1921000
1922000
14701000
14700000
14699000
14698000
14697000
14696000
14695000
14694000
14693000
14692000

- GSV and Orla Drilling
- Historical Drilling
- Resource Outline
- Contours (5 ft)
- Contour Index (25 ft)

Client

ORLA MINING

Consultant

RESPEC Reno Office
775-856-5700

Pinion
Area

N
W
E
S

Feet
0 750 1,500

Project

SOUTH RAILROAD PROPERTY
ELKO COUNTY, NEVADA

Title

Pinion Deposit
Drill Hole Map - Resource Area

Coordinate System:	UTM NAD 27 Zone 12 / Units: US Feet
MMM-DD-YYYY:	26 January 2026

Figure 14-9: Pinion Deposit Drill-Hole Map and Mineral Resource Outline

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Table 14-22 presents descriptive statistics of all accepted analytical or measured Pinion drill-hole sample data that was imported into MinePlan by RESPEC. The Pinion drill database contains 82,327 accepted gold assay records. There were 658 records rejected due to suspected down-hole contamination, core recoveries of less than 50% or intervals with geology and mineralization that conflicted with surrounding holes. Only 65,270 (79%) of the accepted gold assay samples were analyzed for silver, and 10,365 samples (12.5%) were analyzed for gold by cyanide extraction (AuCN). Initially, Gold Standard had submitted composites for silver assays, however, pulps were rerun on individual assay intervals within and adjacent to gold mineralization. Barium, trace elements, cyanide-soluble silver, and carbon and sulfur species were analyzed as well as gold and silver, and densities were measured. Collar locations, down-hole survey data, and gold, silver, barium and LECO analyses, were verified as described in Section 12.

Table 14-22: Pinion Descriptive Statistics - Exploration and Mineral Resource Drill-Hole Database

(accepted sample data only)

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
From	84,802					0.0	2550.0	ft
To	84,802					0	2555	ft
Length	84,802	5.0	5.3			0.2	187.0	ft
Au	82,327	0.0003	0.0041	0.0132	3.25	0.0	0.4492	oz Au/ton
Ag	65,270	0.0069	0.0386	0.2350	6.09	0.0	44.6540	oz Ag/ton
AuCN	10,365	0.0076	0.0503	0.2102	4.18	0.0	8.3600	oz Au/ton
AgCN	3,265	0.0150	0.0465	0.1204	2.59	0.0	4.2220	oz Ag/ton
Density	633	2.57	2.56	0.21	0.08	1.75	4.00	g/cm3
Core recovery*	3,235	98.3	91.3	15.6	0.17	0.0	166.6%
RQD*	3,235	24.6	34.1	35.0	1.03	0.0	204.5%
*Core recovery and RQD data have not been audited and contain values exceeding the maximum of 100%.

Logged core recovery and RQD were loaded into the database but were not audited. A few recoveries and RQD values >100% were observed, but not investigated. Logged geologic data, including rock types, formation, faults, vein type and intensity, silicification, clay, dolomite, barite, limonite, hematite, carbon, sulfide percent, and percent reduced were imported into the database, generally reviewed, and used for geologic and domain modeling where applicable.

14.3.2	Pinion Geologic Model

Gold Standard (prior to the acquisition by Orla) built digital, cross-sectional interpretations for faults, formations, rock units, occurrence of logged barite, silicification, and metallurgically refractive material. RESPEC combined the formation contacts and fault surfaces to produce 3D formation solids, and revised the barite solids. Silicification solids provided by Gold Standard were used to separate a moderate to strong silicified zone within the solids from weak or absent silicification outside. These geologic interpretations were used to guide the metal domain, ABA and geo-metallurgical modeling. All geology wireframes were modified to new drill-hole data by RESPEC to produce an updated geologic model for use in the current model and estimation work for this FS technical report.

RESPEC’s formation solids produced from Gold Standard’s geologic model define the location of multi-lithic breccia, Sentinel Mountain Dolomite, Devils Gate Limestone, and the Webb, Chainman, and Tripon Pass formations. Alluvial cover at Pinion is minimal and was not modeled. Several of the fault surfaces provided by Gold Standard were used to project offsets of formations and metal domains, and in some cases explain deeper mineralization that may be structurally controlled. The formational units and faults are summarized in Section 7 of this Technical Report.

Mr. Lindholm reviewed the silicification solids provided by Orla. The solids compare well with logged silicification values of ‘2’ and ‘3’ (‘3’ representing the strongest silicification). Continuity in the modeled solids was broadly established by default as a function of the logged data, although continuity was lacking somewhat between sections where silicification was more localized.

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14.3.3	Pinion Gold Domains and Estimation

14.3.3.1	Gold Domain Model

Gold domains based on sample assays were modeled on cross sections spaced 98.5 ft apart, oriented east-west and looking north. This spacing was originally 30 m. The geologic model guided interpretation and explicit modeling of the gold domains. These domains were defined based on population breaks on cumulative probability plots of the gold assays prior to compositing (Figure 14-10). The domain grade ranges were originally determined using assay data in g Au/t, and converted to oz Au/ton. The CPP was remade to reflect Imperial units; however, some of the grade breaks apparent on the metric chart were not as readily apparent on the Imperial chart. The lower limit of the outer shell gold domains does not plot well on the CPP because the level of precision of the statistical package used is only three decimal places. Grade ranges converted from those originally determined in metric units were retained, and used for modeling gold domains as follows:

•	Low-grade gold domain: ~0.0012 oz Au/ton to ~0.009 oz Au/ton, and
•	High-grade gold domain >~0.009 oz Au/ton.

Descriptive statistics are presented in Table 14-23. Core photos, where available, were reviewed, and were helpful in interpretations.

Figure 14-10: Cumulative Probability Plot of Pinion Deposit Gold Assays

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Table 14-23: Pinion Deposit Descriptive Gold Statistics by Domain

(accepted sample data only)

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Gold Domain
Length	8,200	5.0	4.9			0.4	20.0	ft
TYPE	7,991					1	9
Au	8,020	0.0024	0.0030	0.0033	1.09	0.0	0.1219	oz Au/ton
Capped Au	7,983	0.0024	0.0030	0.0029	0.96	0.0	0.0379	oz Au/ton
AuCN	2,087	0.0035	0.0119	0.0332	2.79	0.0001	0.5300	oz Au/ton
AuCN/AuFA ratio	2,056	81.0	92.3	59.7	0.60	2.0	253.0%
Density	76	2.59	2.54	0.19	0.07	1.88	2.79	g/cm3
Core recovery*	440	95.8	88.0	19.5	0.22	0.0	125.0%
RQD*	440	42.0	40.5	32.6	0.81	0.0	125.0%
High-grade Gold Domain
Length	11,018	5.0	4.8			0.4	30.0	ft
TYPE	10,688					1	9
Au	10,744	0.0121	0.0152	0.0152	1.00	0.0	0.4492	oz Au/ton
Capped Au	10,677	0.0121	0.0152	0.0150	0.99	0.0	0.4492	oz Au/ton
AuCN	5,089	0.0096	0.0467	0.1318	2.82	0.0000	2.2600	oz Au/ton
AuCN/AuFA ratio	5,003	84.0	94.6	57.7	0.60	0.0	253.0%
Density	121	2.61	2.67	0.30	0.11	1.91	4.00	g/cm3
Core recovery*	648	96.0	87.6	19.1	0.22	0.0	126.7%
RQD*	648	21.7	31.5	33.8	1.07	0.0	100.0%
Outside Gold Domains
Length	62,886	5.0	5.5			0.2	187.0	ft
TYPE	60,213					1	9
Au	60,906	0.0002	0.0006	0.0027	4.64	0.0	0.2728	oz Au/ton
Capped Au	60,827	0.0002	0.0005	0.0016	2.92	0.0	0.0263	oz Au/ton
AuCN	1,954	0.0050	0.0323	0.1488	4.61	0.0000	3.1700	oz Au/ton
AuCN/AuFA ratio	1,911	110.0	157.2	91.5	0.60	1.0	253.0%
Density	396	2.53	2.52	0.16	0.06	1.75	2.88	g/cm3
Core recovery*	1,976	100.0	93.3	12.9	0.14	0.0	166.6%
RQD*	1,976	21.0	33.8	35.9	1.06	0.0	204.5%
*Core recovery and RQD data have not been audited and contain values exceeding the maximum of 100%.

On the original CPP plot in g Au/t, a prominent domain was evident beginning around 0.02 g Au/t, the low-grade domain was modeled excluding many 0.02 and 0.05 g Au/t (0.0006 to 0.0012 oz Au/ton) samples, particularly beneath the deposit where the boundary of the mineralization is not defined by abrupt grade changes. It is difficult to determine if the deep halo of low-grade mineralization is real, due to drilling conditions (i.e., down-hole contamination) or both, because the grades are so low. This material deliberately left outside the modeled domains was classified as Inferred and was estimated with strong restrictions placed on the rare high-grade sample assays. The gold grades are mostly low and sub-economic under current economic conditions.

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The high-grade domain greater than ~0.009 oz Au/ton lies almost exclusively within the multi-lithic breccia. It shows excellent visual continuity between drill holes, although the continuity of the higher grades within this domain is more variable. Based on variography studies (Section 14.3.3.2), the continuity ranges from 150 to 200 ft.

At Orla’s request, RESPEC modeled a higher-grade domain above a cutoff grade of ~0.029 oz Au/ton within the high-grade domain. RESPEC had previously determined that the higher grades above this cutoff were not sufficiently continuous to be explicitly modeled, which proved to be the case, as the higher grades were not always distinctive from the high-grade domain assay population. Therefore, although the modeled higher-grade domains were retained in the model, the higher-grade domain blocks were estimated together with the high-grade domain (i.e. combined domain at >~0.009 oz Au/ton), using the same set of composites. Also, the statistics for all assays >~0.009 oz Au/ton are given in the high-grade domain portion of Table 14-22, and the higher-grade sub-domain is not considered separately. Because the high-grade domain has a low coefficient of variation (Table 14-22), and the higher grades are not extreme, there is little risk in combining the two assay populations in the high-grade domain. There is high confidence in this zone based on its geologic support and on analytical distributions lying within it. A typical cross section is given in Figure 14-12.

There are some zones of mineralization that seem to follow high-angle structures. The modeled fault surfaces were used to guide definition of high-angle mineralized domains. Because these are poorly defined and poorly understood, these high-angle volumes were classified as Inferred.

A number of holes have significant, often isolated intersections below the multi-lithic breccia contact and within the Devils Gate Formation. The lack of continuity of this mineralization, coupled with the lack of drill density in the Devils Gate requires that this mineralization in almost all cases be projected short distances downward and has been classified as Inferred.

After sectional interpretations were completed, the gold domains were snapped to drill holes and sliced on north-south-oriented long sections. The long sections are spaced at 30 ft, are located at each midblock in the block model, and are perpendicular to the 98.5 ft spaced cross sections.

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1917000
1918000
1919000
1920000
1921000
7000
6000
5000
$2300 Pit
$2300 Pit
Geology
Tonka Fm
Chainman Fm
Webb Fm
Tripon Pass Fm
Devils Gate Limestone
Multilithic Breccia
Gold Domains
Low-grade
High-grade
Faults
Drill-Hole Assay Color Codes
oz Au/ton: Color:
0.0000-0.0006
0.0006-0.0055
0.0055-0.0058
0.0058-0.0292
0.0292-0.3500
>0.35
0 500 1000 Feet
RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
ORLA MINING
Orla Mining
Pinion, Au Domains
Section N14695611
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-11: Pinion Gold Domains and Geology – Section N14695611

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14.3.3.2	Gold Sample and Composite Statistics

After the gold domains were defined and modeled on 98.5 ft spaced cross sections, the domains were used to assign gold-domain codes to drill-hole samples. Quantile plots were made of the coded assays. Capping for each domain was determined by first assessing the grade above which the outliers occur. Then the outlier grades were reviewed on screen to determine materiality, grade, and proximity of the closest samples and general location. Descriptive statistics were generated and considered with respect to capping levels. Capping values were determined for each of the gold domains separately. Capping levels and number of samples capped are presented in Table 14-24.

Table 14-24: Pinion Gold Capping Levels for Gold by Domain

Domain	Number*	oz Au/ton
Low grade	11	0.0379
High grade	none	N/A
Outside	80	0.0263
* Excludes No Use samples (USEG = 1)

Once the capping was completed, the assays were down-hole composited to 10 ft intervals honoring domain boundaries. The composite length was chosen to avoid de-compositing small fractions of the original drilled sample intervals, which was predominantly 5 ft. Descriptive statistics of the composite database are presented in Table 14-25. The statistics for all composites >~0.009 oz Au/ton are given in the high-grade domain portion of Table 14-25, and the higher-grade sub-domain is not considered separately.

Table 14-25: Pinion Deposit Descriptive Gold Assay Composite Statistics by Domain

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Gold Domain
Length	4,426	10.00	8.86			0.0	10.0	ft
Au	4,379	0.0025	0.0030	0.0027	0.90	0.0	0.0830	oz Au/ton
Capped Au	4,379	0.0025	0.0030	0.0024	0.80	0.0	0.0379	oz Ag/ton
AuCN	1,384	0.0035	0.0116	0.0317	2.73	0.0001	0.3900	oz Au/ton
AuCN/AuFA ratio	1,374	81.0	91.6	57.3	0.60	3.0	253.0%
High-grade Gold Domain
Length	5,705	10.00	9.01			0.0	10.0	ft
Au	5,630	0.0129	0.0152	0.0127	0.84	0.0000	0.3733	oz Au/ton
Capped Au	5,630	0.0129	0.0152	0.0127	0.84	0.0000	0.3733	oz Ag/ton
AuCN	2,651	0.0102	0.0490	0.1308	2.67	0.0004	1.3071	oz Au/ton
AuCN/AuFA ratio	2,642	84.0	95.4	57.9	0.60	1.0	253.0%
Outside Gold Domains
Length	34,640	10.00	9.41			0.0	10.0	ft
Au	33,349	0.0003	0.0006	0.0022	3.84	0.0	0.1505	oz Au/ton
Capped Au	33,349	0.0003	0.0005	0.0014	2.64	0.0	0.0263	oz Ag/ton
AuCN	1,158	0.0050	0.0304	0.1281	4.21	0.0	2.0350	oz Au/ton
AuCN/AuFA ratio	1,147	100.0	147.8	90.3	0.60	1.0	253.0%

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Correlograms were built from the composited gold grades in order to evaluate grade continuity. Correlogram parameters were used in the kriged estimate, which was used as a check on the reported inverse distance estimate, and also to give guidance to the classification of mineral resources. The correlogram results by area and domain are summarized as follows:

Low-grade gold domain – The nugget is 40% of the total sill. The first sill is 45% of the total sill with a range of 23 to 49 ft depending on direction. The remaining sill (15%) has a range of around 82 to 131 ft depending on direction.

High-grade gold domain – The nugget is 55% of the total sill. The first sill is 35% of the total sill with a range of 53 to 66 ft depending on direction. The remaining sill (10%) has a range of around 148 to 197 ft depending on direction.

14.3.3.3	Gold Estimation

The block model is not rotated, and the blocks are 30 ft north-south by 30 ft vertical by 30 ft east-west.

Four estimates were completed: a polygonal, nearest neighbor, inverse distance, and kriged, with the inverse-distance estimate being reported. The nearest neighbor, inverse distance and kriged estimates were run several times in order to determine sensitivity to estimation parameters, and to evaluate and optimize results. The inverse distance power was three (ID3) for the low- and high-grade domain estimates, however, a power of four (ID4) was applied to the modeled higher-grade portion of the high-grade domain. The higher ID power is the only unique parameter applied to the >~0.029 oz Au/ton sub-domain estimate. The model was divided into 11 estimation areas (ESTAR) to control search anisotropy, orientation and distances according to the differing geometries of mineralization in each area during estimation. Table 14-26 lists these areas along with the search orientations and the maximum search per area by low-grade and high-grade domains. Figure 14-12 depicts the spatial relationship of the estimation areas to the drilling and the gold domains.

Table 14-26: Search Ellipse Orientation and Distances for Pinion Estimation Areas

Area	Azimuth (degrees)	Dip (degrees)	Rotation (degrees)	LG-Max Search (ft)	HG-Max Search (ft)
1	320	0	35	1,150	1,150
2	320	0	35	980	980
3	0	0	0	650	650
4	0	0	-20	980	980
5	30	0	-35	820	820
6	320	8	0	500	330
7	330	5	-20	650	500
8	295	0	-40	330	330
9	0	0	10	650	500
10	340	0	-25	650	330
11	15	0	-60	650	500
Note: maximum distance is 196.85 ft for Indicated

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Figure 14-12: Pinion Estimation Areas

One estimation pass was run for each domain ranging up to 1,150 ft along the primary axis with a 4:1 anisotropy (major axis versus minor axis). Composite-length weighting was applied to all estimation runs. Estimation parameters are given in Table 14-27.

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Table 14-27: Pinion Gold Estimation Parameters

(for all rotations/dip/tilt values, see Table 14-26)

Domain	Parameter
Low-grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search anisotropies: major/semimajor/minor (vertical)	1 / 0.5 / 0.25*
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton/distance in ft)	0.00875 / 0.5 x max search
High-grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search (m): major/semimajor/minor (vertical)	1 / 0.5 / 0.25*
Inverse distance power	3**
High-grade restrictions (grade in oz Au/ton/distance in ft)	0.175 / 0.66 x max search
Outside Modeled Gold Domains
Samples: minimum/maximum/maximum per hole	2 / 12 / 3
Search (m): major/semimajor/minor (vertical)	1 / 0.5 / 0.25
Inverse distance power	2
High-grade restrictions (grade in oz Au/ton/distance in ft)	0.00292 / 30
* - Vertical search distance = 0.20 * max search distance for ESTAR 2 and 11 ** - An ID power of 4 was applied to the modeled sub-domain >~0.029 oz Au/ton
14.3.4	Pinion Silver Modeling and Estimation

14.3.4.1	Silver Domain Model

Silver domains based on sample assays were modeled on cross sections spaced 98.5 ft apart, oriented east-west and looking north. The geologic model and gold domains guided the explicit modeling of the silver domains. Domains were defined based on population breaks on cumulative probability plots (Figure 14-13). The following grade ranges were identified and used for silver domains:

•     Low-grade silver domain: ~0.0012 oz Ag/ton to ~0.0583 oz Ag/ton, and

•     High-grade silver domain >~0.0583 oz Ag/ton.

Descriptive statistics are presented in Table 14-28. Core photos, where available, were reviewed, and were helpful in interpretations.

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Figure 14-13: Cumulative Probability Plot of Pinion Deposit Silver Assays

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Table 14-28: Pinion Deposit Descriptive Silver Statistics by Domain

(accepted sample data only)

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Silver Domain
Length	8,095	5	4.8			0.4	20	ft
TYPE	7,805					1	9
Ag	5,770	0.0261	0.0327	0.0419	1.28	0	0.992	oz Ag/ton
Capped Ag	5,697	0.026	0.032	0.0316	0.99	0	0.292	oz Ag/ton
AgCN	1,163	0.01	0.0141	0.0138	0.98	0	0.208	oz Ag/ton
AgCN/AuFA ratio	1,163	39	42.7	25.2	0.6	0	253%
Density	96	2.59	2.59	0.24	0.09	1.88	3.53	g/cm3
Core recovery*	459	95	86.8	18.2	0.21	0	126.7%
RQD*	459	28	34.4	31.9	0.93	0	125%
High-grade Silver Domain
Length	10,218	5	4.7			0.4	15	ft
TYPE	10,027					1	9
Ag	7,514	0.1342	0.2426	0.6856	2.83	0	44.654	oz Ag/ton
Capped Ag	7,495	0.137	0.2214	0.2668	1.21	0	1.75	oz Ag/ton
AgCN	1,130	0.066	0.1106	0.1837	1.66	0.001	4.222	oz Ag/ton
AgCN/AuFA ratio	1,130	50	47.6	15	0.3	2	129%
Density	122	2.62	2.67	0.28	0.11	2.06	4	g/cm3
Core recovery*	620	94.6	86	19.7	0.23	0	117.1%
RQD*	620	2.6	25.8	32.8	1.27	0	100%
Outside Silver Domains
Length	66,489	5	5.5			0.2	187	ft
TYPE	63,703					1	9
Ag	51,986	0.0069	0.013	0.0373	2.87	0	3.442	oz Ag/ton
Capped Ag	51,976	0.007	0.0116	0.0152	1.31	0	0.117	oz Ag/ton
AgCN	972	0.004	0.0135	0.0556	4.13	0	1.336	oz Ag/ton
AgCN/AuFA ratio	972	31	36.3	28.7	0.8	0	253%
Density	415	2.53	2.52	0.17	0.07	1.75	2.88	g/cm3
Core recovery*	2,156	100	93.4	13.2	0.14	0	166.6%
RQD*	2,156	32	36.1	35.8	0.99	0	204.5%
*Core recovery and RQD data have not been audited and contain values exceeding the maximum of 100%.

Prior to 2019, silver assays for the Gold Standard drilling were obtained from 20 to 30 ft composites of 5 ft pulps. For the 2019 PFS update (Ibrado et al., 2020), Gold Standard re-assayed pulps from original, un-composited intervals for all samples within the modeled deposit area. The horizontal shift in Figure 14-14 at 0.0073 oz Ag/ton represents an abundance (~19,000) of values at one-quarter of the 0.029 oz Ag/ton (1 g Ag/t) detection limit of the re-assayed samples. Original silver assays were performed using different analytical procedures at various detection limits of 0.015 oz Ag/ton (0.5 g Ag/t) or less.

Silver grades are generally similar in morphology and location to the gold and multi-lithic breccia. However, the silver domains are wider or narrower, or are less extensive in some areas, than the gold domains. Some low-grade to anomalous silver mineralization exists in the Devils Gate Limestone but is not modeled except in one area. Elsewhere, the drill-hole spacing is too wide to define silver domain continuity beneath the multi-lithic breccia. A typical cross section is given in Figure 14-16.

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1917000
1918000
1919000
1920000
1921000
7000
6000
5000
$2300 Pit
$2300 Pit

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

0 500 1000 Feet

Geology

- Tonka Fm
- Chainman
- Webb Fm
- Tripon Pass Fm
- Devils Gate Limestone
- Multilithic Breccia

Silver Domains

- Low-grade
- High-grade
- Faults

Drill-Hole Assay Color Codes

oz Ag/ton:	Color:	oz Ag/t:	Color:
0.0000-0.00003		0.0088-0.0438	
0.00003-0.0012		0.0438-0.0583	
0.0012-0.0029		0.0583-0.0875	
0.0029-0.0088		0.0875-0.875	
		>0.875	

ORLA MINING

Orla Mining
Pinion, Ag Domains
Section N14695611

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-14: Pinion Silver Domains and Geology – Section N14695611

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14.3.4.2	Silver Sample and Composite Statistics

After the silver mineral domains were defined and modeled on 98.5 ft spaced cross sections, the domains were used to assign silver-domain codes to drill-hole samples. Cumulative probability plots were made of the coded assays. Capping for each domain was determined by first assessing the grade above which the outliers occur, then the outlier grades were reviewed on screen to determine materiality, grade and proximity of the closest samples, and general location. Descriptive statistics were generated and considered with respect to capping levels, which were determined for each of the silver domains separately. Capping levels and number of samples capped are presented in Table 14-29.

Table 14-29: Pinion Capping Levels for Silver by Domain

Domain	Number Capped*	oz Ag/ton
Low grade	19	0.292
High grade	81	1.75
Outside	302	0.117
Excludes No Use samples (USES = 1)

When the capping was completed, the silver assays were down-hole composited to 10 ft intervals honoring domain boundaries. The composite length was chosen to avoid de-compositing small fractions of the original drilled sample intervals, which was predominantly 5 ft. Descriptive statistics of the composite database are given in Table 14-30.

Table 14-30: Pinion Deposit Descriptive Silver Assay Composite Statistics by Domain

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Silver Domain
Length	36,452	10.00	9.38			0.0	10.0	ft
Ag	27,940	0.0070	0.0130	0.0338	2.60	0.0	2.7200	oz Ag/ton
Capped Ag	27,940	0.0070	0.0117	0.0144	1.23	0.0	0.1170	oz Ag/ton
AgCN	566	0.0050	0.0142	0.0433	3.04	0.0000	0.7070	oz Ag/ton
AgCN/AuFA ratio	566	33.0	36.4	25.9	0.70	0.0	253.0%
High-grade Silver Domain
Length	3,943	10.00	8.81			0.0	10.0	ft
Ag	2,817	0.0269	0.0338	0.0388	1.15	0.0010	0.7290	oz Ag/ton
Capped Ag	2,817	0.0270	0.0328	0.0302	0.92	0.0010	0.2920	oz Ag/ton
AgCN	619	0.0110	0.0145	0.0127	0.88	0.0000	0.1870	oz Ag/ton
AgCN/AuFA ratio	619	41.0	43.3	23.3	0.50	0.0	253.0%
Outside Silver Domains
Length	5,451	10.00	8.97			0.0	10.0	ft
Ag	4,030	0.1350	0.2357	0.5183	2.20	0.0	22.3370	oz Ag/ton
Capped Ag	4,030	0.1350	0.2146	0.2302	1.07	0.0	1.7500	oz Ag/ton
AgCN	616	0.0670	0.1074	0.1449	1.35	0.0	2.2520	oz Ag/ton
AgCN/AuFA ratio	616	49.0	47.8	13.9	0.30	2.0	100.0%

Correlograms were built from the composited silver grades to evaluate grade continuity, to use in the kriged estimate, and to provide a check on the reported inverse distance estimate, and also to give guidance to the classification of mineral resources. The correlogram results were similar to those for gold, so the same parameters were used and are summarized as follows:

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•	Low-grade silver domain – The nugget is 40% of the total sill. The first sill is 45% of the total sill with a range of 23 to 49 ft depending on direction. The remaining sill (15%) has a range of around 82 to 131 ft depending on direction.
•	High-grade silver domain – The nugget is 55% of the total sill. The first sill is 35% of the total sill with a range of 53 to 66 ft depending on direction. The remaining sill (10%) has a range of around 148 to 197 ft depending on direction.

14.3.4.3	Silver Estimation

As was done for gold, four estimates were completed for silver: a polygonal, nearest neighbor, inverse distance, and kriged, with the inverse-distance estimate being reported. The nearest neighbor, inverse distance and kriged estimates were run several times in order to determine sensitivity to estimation parameters, and to evaluate and optimize results. ID3 and ID4 was applied to the low and high-grade domain estimates, respectively. The same 11 estimation areas used for gold to control search anisotropy, orientation and distances during estimation were used for silver (Table 14-26). One estimation pass was run for each domain ranging up to 980 ft along the primary axis with a 4:1 anisotropy (major axis versus minor axis). Composite assay values were weighted by interval lengths for all silver estimation runs. Estimation parameters are given in Table 14-31.

Table 14-31: Pinion Silver Estimation Parameters

(for all rotations/dip/tilt values, see Table 14-23)

Domain	Parameter
Low-grade Silver Domain
Samples: minimum/maximum/maximum per hole	1 / 9 / 3
Search anisotropies: major/semimajor/minor (vertical)	1 / 0.5 / 0.25
Inverse distance power	3
High-grade restrictions (grade in g Ag/t)	0.0875 / 0.33 x max search
High-grade Silver Domain
Samples: minimum/maximum/maximum per hole	1 / 9 / 3
Search (m): major/semimajor/minor (vertical)	1 / 0.5 / 0.25
Inverse distance power	4
High-grade restrictions (grade in g Ag/t)	None
Outside Modeled Silver Domains
Samples: minimum/maximum/maximum per hole	2 / 12 / 3
Search (m): major/semimajor/minor (vertical)	1 / 0.5 / 0.25
Inverse distance power	2
High-grade restrictions (grade in g Ag/t and distance in m)	0.0233 / 30

14.3.5	Pinion Gold and Silver Resources

Mr. Lindholm classified the Pinion mineral resources considering the confidence in the underlying database, sample integrity, analytical precision/reliability, QA/QC results, and confidence in geologic interpretations. The gold classification was applied to the reported gold and silver mineral resources. The classification parameters for gold are given in Table 14-32. Although Mr. Lindholm is not an expert with respect to environmental, permitting, legal, title, taxation, socio-economic, marketing or political matters, Mr. Lindholm is not aware of any unusual factors relating to these matters that may materially affect the Pinion mineral resources as of the effective date of this Technical Report.

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Table 14-32: Pinion Classification Parameters

Measured
Inside modeled domains	Yes	Yes
Minimum number of holes	3	N/A
Minimum number of composites	3	3
Average anisotropic distance (ft)	≤100	N/A
Closest anisotropic distance (ft)	N/A	≤35
Gold Standard drill-hole influence	≥90%	≥90%
Indicated		or	or
Inside modeled domains	Yes	Yes	Yes
Minimum number of holes	3	2	1
Minimum number of composites	7	4	2
Closest isotropic distance (ft)	≤165	≤65	≤35
Inferred		or
Inside modeled domains	Yes	No*
Minimum number of composites	N/A	1
Closest isotropic distance (ft)	N/A	≤65
Measured and Indicated Reduced to Inferred if:		or
Closest anisotropic distance (ft)	≥100	north area; high-angle areas
Gold Standard drill-hole influence	≤1%	N/A
*extreme pullbacks are applied on higher grades outside domains

As described in the table, the amount of influence that historical data has on a block affects the classification. For a block to be classified as Measured mineral resources, more than 90% of the sample influence must be derived from Gold Standard/Orla data. On the other hand, no block with the closest sample beyond 100 ft and entirely based on historical data may be classified as Measured or Indicated mineral resources. Under most circumstances the confidence of a block would be lower if it were based entirely on historical data. However, the drilling is very dense in areas dominated by historical drill holes, any suspect holes and samples have been culled, and multiple drill campaigns are mutually supportive. There are also areas where the geology and domains are more speculative, e.g., the northern area where the deposit is less well-delineated, and steep zones below the multi-lithic breccia. The classification in these areas, which were defined in the block model using 3D solids, is reduced to inferred.

The results of the QA/QC evaluation revealed a project risk that warrants additional comment. There is no QA/QC information for the historical drilling, and some of those data do not have supporting documentation. Consequently, the veracity of historical data relies on corroboration from nearby Gold Standard and Orla drilling, mutual support between drilling campaigns conducted by 11 historical exploration companies, and to a lesser degree, that most of the previous operators were reputable. As noted above, the lower confidence in historical drilling is taken into account in mineral resource classification.

Since the June 2, 2021 effective date of the database for Pinion used in the 2022 FS of Sletten et al. (2022), 31, 12, and 11 additional holes were drilled in 2021, 2022 and 2023/2024, respectively. Data for these holes were received with finalized assays from Orla by the effective date of the current database of February 19, 2025, and have been incorporated into the current resource model. Gold, silver and barium domains were updated with the newer information. Of the 31 new holes drilled in 2021, eight were drilled at the LT target, and one was a geotechnical core hole drilled outside the modeled domains. Another three historical monitor wells were added to the database, and a new water well was drilled, all with no assays. Four new monitor wells were also drilled by Orla in 2024. Of the remaining 18 holes drilled in the Pinion modeled area in 2021, four have no assays and six are infill or twin holes that caused only localized, incremental changes to domains. Three were infill holes in areas with earlier wide-spaced drilling that generally confirmed the 2022 FS modeling, but locally widened, narrowed, and/or changed the vertical location of domains.

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There were five step-out holes drilled in 2021 that encountered mineralization to the south and southeast well outside or below the current optimized pit limits. Most of the 23 holes drilled in 2022 through 2024 effectively infilled and extended the Pinion mineralized zone to the south. Ultimately, the 2022 FS domains were extended southward, widened and/or grades were increased in the Pinion model. With the recent increases in gold prices, pit optimizations were extended southward to capture the newly delineated and classified gold mineralization.

Overall, the new holes added to the veracity of the 2022 gold domain model, and the lack of significant changes to the 2022 resource estimate where drilling was already dense adds to the level of confidence in the block model. Classification of material was elevated to Indicated and Measured with the delineation drilling to the south. No other changes in classification parameters were warranted for the current resources since essentially all of the Pinion mineralization in the optimized pit is classified as Measured or Indicated.

Mr. Lindholm reports the Pinion mineral resources at cutoffs that are reasonable for Carlin-type deposits of comparable size and grade. Technical and economic factors likely to influence the requirement “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction” were evaluated using the best judgement of Mr. Lindholm. For evaluating the open-pit potential, RESPEC modeled a series of optimized pits using variable gold and silver prices, mining costs, processing costs, and anticipated metallurgical recoveries. RESPEC used costs appropriate for open-pit mining in Nevada, estimated processing costs and metallurgical recoveries related to heap leaching, and G&A costs (Table 14-33). The factors used in defining cutoff grades are based on a gold price of $2,800/oz and a silver price of $33.00/oz.

Table 14-33: Pinion Pit Optimization Parameters

Item	ROM	Crush	Unit
Mining Cost - Waste	2.20	2.20	$/ton
Incremental Ore Mining Cost	0.09	0.09	$/ton
Crushing & Stacking	-	0.84	$/ton
Heap Leaching	3.64	3.64	$/ton
Process Rate	20,000	12,200	tons-per-day
Refining	2.15	2.15	$/oz produced
General and Administrative Cost	1.14	1.14	$/ton
Gold Price	2,800	2,800	$/oz
Silver Price	33.00	33.00	$/oz
Variable Gold Recovery, Base Case =	53	63%
Maximum Silver Recovery	5	15%

The Pinion mineral resource estimate is the fully block diluted ID3 and ID4 estimate and is reported at variable cutoffs for open-pit mining. The cutoff for oxidized and transitional material is 0.003 oz Au/ton. There is no sulfide material reported for the Pinion deposit. Table 14-34 through Table 14-37 presents the estimates of the Measured, Indicated, combined Measured, and Indicated and Inferred gold mineral resources within the $2,300/oz Au pits. The breakdown of mineral resources by oxidation state is given in Appendix C. The base case reported resources at a cutoff grade of 0.003 oz Au/ton are in bold print in all tables. Representative cross sections of the gold and silver block models in the Pinion deposit are given in Figure 14-15 and Figure 14-16, respectively. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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The metal prices used for resource reporting, pit optimizations and determination of the gold cutoff grade are derived from consensus commodity price forecasts as of September 2025 as provided by CIBC, and prices used to report resources recently filed on SEDAR+. When this current technical report was completed, several filed technical reports provided resources at gold prices between $2,500 and $3,000/oz Au. The spot price for gold was over $4,000/oz Au, and the three-year moving-average price was about $2,385/oz Au and rising. The spot price for silver was over $50/oz Ag, and the three-year moving-average price was about $27.75/oz Ag and rising.

Table 14-34 through Table 14-37, as well as the tables in Appendix C, present the Pinion mineral resources in pits optimized at $2,800/oz Au at cutoff grades both lower and higher than the base case of 0.003 oz Au/ton. The analysis is presented to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating mining costs and gold prices. All tabulations at cutoff grades higher than the base case of 0.003 oz Au/ton represent subsets of the current mineral resources. All tabulations at cutoff grades lower than the base case reflect the potential for increased resources at Pinion, although Orla is not relying on increases in gold prices or decreases in mining costs in the future.

Table 14-34: Pinion Measured Gold and Silver Resources*

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	2,946,000	0.021	61,000	0.17	511,000
0.003	2,884,000	0.021	61,000	0.18	509,000
0.004	2,826,000	0.021	60,000	0.18	506,000
0.005	2,772,000	0.022	60,000	0.18	503,000
0.006	2,647,000	0.023	60,000	0.19	492,000
0.007	2,506,000	0.024	59,000	0.19	480,000
0.008	2,352,000	0.025	58,000	0.19	458,000
0.009	2,227,000	0.025	56,000	0.20	438,000
0.010	2,082,000	0.026	54,000	0.20	414,000
0.015	1,461,000	0.032	47,000	0.22	325,000
0.020	992,000	0.039	39,000	0.24	242,000
0.025	675,000	0.047	32,000	0.25	169,000
0.030	537,000	0.052	28,000	0.25	136,000
0.035	396,000	0.058	23,000	0.25	100,000
0.040	306,000	0.065	20,000	0.26	81,000
0.045	250,000	0.072	18,000	0.26	66,000
0.050	196,000	0.077	15,000	0.27	53,000

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Table 14-35: Pinion Indicated Gold and Silver Resources*

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	56,350,000	0.016	881,000	0.12	7,015,000
0.003	52,979,000	0.016	871,000	0.13	6,915,000
0.004	50,262,000	0.017	862,000	0.14	6,791,000
0.005	48,158,000	0.018	854,000	0.14	6,675,000
0.006	45,564,000	0.018	841,000	0.14	6,522,000
0.007	42,937,000	0.019	823,000	0.15	6,330,000
0.008	40,175,000	0.020	802,000	0.15	6,089,000
0.009	37,264,000	0.021	779,000	0.16	5,799,000
0.010	34,596,000	0.022	752,000	0.16	5,533,000
0.015	22,363,000	0.027	601,000	0.18	4,014,000
0.020	14,033,000	0.033	457,000	0.20	2,777,000
0.025	8,851,000	0.039	342,000	0.22	1,903,000
0.030	5,760,000	0.045	257,000	0.23	1,308,000
0.035	3,921,000	0.051	199,000	0.23	919,000
0.040	2,648,000	0.057	152,000	0.25	655,000
0.045	1,859,000	0.063	118,000	0.25	470,000
0.050	1,322,000	0.070	93,000	0.25	335,000

Table 14-36: Pinion Measured and Indicated Gold and Silver Resources*

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	59,296,000	0.016	942,000	0.13	7,526,000
0.003	55,863,000	0.017	932,000	0.13	7,424,000
0.004	53,088,000	0.017	922,000	0.14	7,297,000
0.005	50,930,000	0.018	914,000	0.14	7,178,000
0.006	48,211,000	0.019	901,000	0.15	7,014,000
0.007	45,443,000	0.019	882,000	0.15	6,810,000
0.008	42,527,000	0.020	860,000	0.15	6,547,000
0.009	39,491,000	0.021	835,000	0.16	6,237,000
0.010	36,678,000	0.022	806,000	0.16	5,947,000
0.015	23,824,000	0.027	648,000	0.18	4,339,000
0.020	15,025,000	0.033	496,000	0.20	3,019,000
0.025	9,526,000	0.039	374,000	0.22	2,072,000
0.030	6,297,000	0.045	285,000	0.23	1,444,000
0.035	4,317,000	0.051	222,000	0.24	1,019,000
0.040	2,954,000	0.058	172,000	0.25	736,000
0.045	2,109,000	0.064	136,000	0.25	536,000
0.050	1,518,000	0.071	108,000	0.26	388,000

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Table 14-37: Pinion Inferred Gold and Silver Resources

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	1,663,000	0.011	18,000	0.07	114,000
0.003	1,435,000	0.012	17,000	0.08	111,000
0.004	1,328,000	0.013	17,000	0.08	107,000
0.005	1,242,000	0.014	17,000	0.08	103,000
0.006	1,131,000	0.014	16,000	0.08	96,000
0.007	1,037,000	0.014	15,000	0.09	91,000
0.008	961,000	0.015	14,000	0.09	83,000
0.009	867,000	0.015	13,000	0.09	76,000
0.010	756,000	0.016	12,000	0.09	68,000
0.015	398,000	0.020	8,000	0.09	37,000
0.020	154,000	0.026	4,000	0.12	19,000
0.025	57,000	0.035	2,000	0.07	4,000
0.030	40,000	0.025	1,000	0.05	2,000
0.035	11,000	0.000	-	0.09	1,000

Notes:

1.	The estimate of mineral resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	In-situ mineral resources are classified in accordance with CIM Standards.
3.	The base case reported mineral resources at a cutoff grade based on a gold price of $2,800/oz Au and a silver price of $33.00/oz Ag is shown in bold, and has an effective date of September 30, 2025.
4.	Tabulations at higher and lower cutoff grades than the base case are presented to demonstrate sensitivities to fluctuating mining costs and gold prices.
5.	Tabulations comprise all model blocks at variable cutoff grades within the $2,300/oz Au and $27.00/oz Ag optimized pits. Pit optimizations used a throughput rate of 20,000 and 12,200 tons/day for ROM and crushed ore, respectively; assumed variable metallurgical recoveries with base cases at 53% and 63% for gold for ROM and crushed ore, respectively; assumed variable metallurgical recoveries with base cases at 5% and 15% for silver for ROM and crushed ore, respectively; waste mining costs of US$2.20/ton mined; crushing, stacking and heap leaching costs of US$3.64/ton; and general and administrative costs of $1.14/ton.
6.	Tabulations at cutoff grades higher than the base case of 0.003 oz Au/ton represent subsets of the current mineral resources.
7.	Tabulations at cutoff grades higher than the base case reflect the potential for increased resources, although Orla is not relying on increases that might result from decreased mining costs or increasing gold prices in the future.
8.	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
11.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

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1917000
1918000
1919000
1920000
1921000
7000
6000
5000
$2300 Pit
$2300 Pit
South Fault
Pinion Thrust
Main Fault
Lineage Fault
Tonka Fault
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
Gold Domains
Low-grade
High-grade
Faults
Drill-Hole Assay and
Block Model Grade
Color Codes
oz Au/ton: Color:
0.0000-0.0006
0.0006-0.0055
0.0055-0.0058
0.0058-0.0292
0.0292-0.3500
>0.35
Orla Mining
Pinion, Au Block Model
Section N14695611
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-15: Pinion Gold Domains and Block Model– Section N14695611

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1917000
1918000
1919000
1920000
1921000
7000
6000
5000
$2300 Pit
$2300 Pit
Main Fault
South Fault
Pinion Thrust
Linkage Fault
Tonka Fault
Silver Domains
Low-grade
High-grade
Faults
Drill-Hole Assay
And Block Model Grade Color Codes
oz Ag/ton: Color: oz Ag/ton: Color:
0.0000-0.00003 0.0088-0.0438
0.00003-0.0012 0.0438-0.0583
0.0012-0.0029 0.0583-0.0875
0.0029-0.0088 0.0875-0.875
>0.875
0 500 1000
Feet
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
Orla Mining
Pinion, Ag Block Model
N14695611
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-16: Pinion Silver Domains and Block Model– Section N14695611

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Table 14-38 presents tabulations from the Pinion block model at a constant cutoff grade of 0.003 oz Au/ton at gold prices higher and lower than the base case for reported resources in Table 14-34 through Table 14-37. The constant cutoff grade of 0.003 oz Au/ton is based on a gold price of $2,800/oz Au and a silver price of $33.00/oz Ag. The base case resources reported within a pit optimized at a gold price of $2,300/oz Au and a silver price of $27.00/oz Ag are the same as in Table 14-36 and Table 14-37, and are shown in bold print. Pits for each sensitivity case were optimized using the parameters given in Table 14-33 at variable gold and silver prices. Silver prices vary proportionally with gold price, and increase or decrease by $0.29/oz Ag for each $25/oz Au increment. The potential for fluctuating mining, processing, materials, labor, etc. costs is not factored into the sensitivity analysis. All oxide and transitional material at a cutoff grade of 0.003 oz Au/ton is combined in the tabulations for all sensitivity cases. The analysis is presented solely to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating gold prices. All tabulations at gold prices lower than $2,300/oz Au represent subsets of the material contained within the optimized pit within which current mineral resources are reported in Table 14-34 through Table 14-37. All tabulations within pits at gold prices higher than $2,300/oz Au reflect the potential for increased resources at Pinion, although Orla is not relying on these increases in gold prices in the future.

Table 14-38: Pinion Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.003 oz Au/ton

Sensitivity Case Classification	Cutoff Grade oz Au/ton	Tonnage Tons	Gold Grade oz Au/ton	Contained Gold oz Au	Silver Grade oz Ag/ton	Contained Silver oz Ag
Sensitivity Case at $1,900/oz Gold and $22.50/oz Silver
Measured & Indicated	0.003	26,234,000	0.017	453,000	0.128	3,345,000
Inferred	0.003	644,000	0.011	7,000	0.055	35,000
Sensitivity Case at $2,100/oz Gold and $25.00/oz Silver
Measured & Indicated	0.003	55,047,000	0.016	898,000	0.131	7,229,000
Inferred	0.003	1,016,000	0.010	10,000	0.064	65,000
Base Case at $2,300/oz Gold and $27.00/oz Silver
Measured & Indicated	0.003	55,863,000	0.017	932,000	0.133	7,424,000
Inferred	0.003	1,435,000	0.012	17,000	0.077	111,000
Sensitivity Case at $2,500/oz Gold and $29.50/oz Silver
Measured & Indicated	0.003	64,620,000	0.016	1,017,000	0.126	8,155,000
Inferred	0.003	2,223,000	0.011	24,000	0.074	164,000
Sensitivity Case at $2,700/oz Gold and $32.00/oz Silver
Measured & Indicated	0.003	66,531,000	0.016	1,040,000	0.126	8,359,000
Inferred	0.003	2,371,000	0.010	25,000	0.073	173,000

Notes:

1.	The estimate of resource sensitivity cases was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	All sensitivity cases were derived from the block model from which Pinion mineral resources were reported and are classified in accordance with CIM Standards.
3.	All sensitivity cases were tabulated within pits optimized using the parameters in Table 14-33 at variable gold prices. The potential for fluctuating mining, processing, materials, labor, etc. costs is not factored into the sensitivity analysis.
4.	All oxide and transitional material at a constant cutoff grade of 0.003 oz Au/ton is combined in the tabulations for all sensitivity cases.
5.	Tabulations at higher and lower gold prices than the base case resources reported in pits optimized at $2,300/oz Au and $27.00/oz Ag, which are bolded in the table, are presented to demonstrate sensitivities to fluctuating gold and silver prices. All sensitivity cases are presented at a constant cutoff grade of 0.003 oz Au/ton, which is based on a gold price of $2,800/oz Au and silver price of $33.00/oz Ag.
6.	Tabulations at gold prices lower than $2,300/oz Au and $27.00/oz Ag represent subsets of the material contained within the optimized pit within which current Pinion mineral resources are reported.
7.	Tabulations within pits at gold prices higher than $2,300/oz Au and $27.00/oz Ag reflect the potential for increased resources, although Orla is not relying on increases that might result from increasing gold prices in the future.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
10.	Rounding may result in apparent discrepancies between tons, grade, and metal content.

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14.3.6	Pinion Geo-Metallurgical

Four additional models, collectively called the Pinion geo-metallurgy model, were produced based on guidelines given from metallurgical test work and interpretations presented in Section 13: barium concentration (estimated within modeled domains), cyanide-soluble gold grade (estimated by rock units), refractory material (modeled 3D solids), and organic carbon grade (estimated by rock units).

14.3.6.1	Pinion Barium Domains and Estimation

The occurrence of barite and silicification seems to have significant impacts on gold recoveries. Consequently, a barium concentration (in lieu of barite) model was necessary for assigning gold recoveries to the deposit. The estimation of a silicification block model was also considered, but the available qualitative and logged geologic data was determined to be insufficient. There was no correlation demonstrated in a comparison of SiO2 assays from metallurgical composites and the relatively larger XRF data set.

Metallurgical testing of drill samples included the ED-XRF-E5 method of analysis for barium; there are 938 analyses of this type that were performed at AAL on pressed powder pulp material. In addition, 21,747 NITON XRF analyses of barium were taken by independent contractor Rangefront Geological on loose powder pulp material. Since the PFS update (Ibrado, et al, 2020), Gold Standard obtained 16,162 new XRF assays in-house using NITON and Olympus units, and through AAL and Paragon Laboratories, including 1,209 and 884 in 2021/2022 and 2024, respectively. A significant low bias was noted in the NITON XRF compared to the ED-XRF-E5 analyses (Section 12.6.6) but since there are substantially more NITON XRF values, the larger data set was chosen for modeling and estimation. RESPEC developed a regression equation to factor the 938 ED-XRF-E5 measurements to NITON XRF equivalents and merge them with the 37,909 NITON XRF barium analyses as follows:

NITON XRFeq = 0.5682 x ED-XRF-E5

The R² for this equation is 0.96 but there are only 32 samples from which the relationship was built. After estimation into the geo-metallurgical block model, the estimated NITON XRF barium grades were refactored to ED-XRF-E5 equivalents to be comparable to the metallurgical data, using the following equation:

ED-XRF-E5eq = 1.760 x NITON XRF

There were a total of 38,847 samples analyzed for barium by either NITON XRF, ED-XRF-E5, or by both methods, which compares to 82,327 accepted gold samples. All NITON XRF barium analyses were plotted in a cumulative probability plot (Figure 14-17) and were used to define domains. No values factored from ED-XRF-E5 analyses are included on the plot. The resulting high-grade (>~6% Ba) and low-grade (~0.4 to ~6% Ba) barium domains were then modeled on 98.5 ft spaced east-west sections, as was done for gold and silver. The geologic model was the primary guide for barium domain modeling. Barium is spatially related to the multi-lithic breccia, which is generally tabular and folded into the Pinion anticline. Gold domains correlate reasonably well with the barium domains and were used as guides. The high-grade domain is spatially restricted to the north- to northwest-trending axis of the Pinion anticline within the mineral resource pit. Barium grade decreases along the crest of the anticline where it plunges downward to the south. Logged barite intensity data was used to augment the analytical barium data in supporting the domain interpretations. Sectional interpretations were then snapped to drill holes and sliced to north-south sections on every 30 ft mid-block in the block model.

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Figure 14-17: Cumulative Probability plot of Barium (NITON XRF) Sample Grades at Pinion

Descriptive statistics of the barium assay and composite grades by domain are given in Table 14-39 and Table 14-40, respectively. These samples were composited to 10 ft lengths. A representative cross section showing geology and barium domains is given in Figure 14-18. Estimation parameters are presented in Table 14-41.

Table 14-39: Pinion Barium Assay Statistics by Domain

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Barium Domain
Length	17,591	5.00	4.83			0.40	30.0	ft
Ba	8,506	0.33	1.06	4.41	4.16	0.0000	104.9%
Ba capped	8,506	0.33	0.87	1.42	1.64	0.0000	10.0%
High-grade Barium Domain
Length	1,077	5.00	4.78			0.40	10.0	ft
Ba	518	7.87	8.90	5.45	0.61	0.0173	44.8%
Ba capped	518	7.87	8.31	3.72	0.45	0.0173	15.0%
Outside Barium Domains
Length	66,134	5.00	5.46	0.00	0.0	0.16	187.0	ft
Ba	29,455	0.08	0.17	0.54	3.20	0.0000	41.7%
Ba capped	29,455	0.08	0.16	0.33	2.10	0.0000	4.0%

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Table 14-40: Pinion Barium Composite Statistics by Domain

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Barium Domain
Length	4,266		9.35			0.2	10.0	ft
Ba	4,266	0.38	1.08	4.23	3.94	0.01	104.9%
Capped Ba	4,266	0.38	0.88	1.29	1.47	0.01	10.0%
High-grade Barium Domain
Length	288		8.18			1.00	10.0	ft
Ba	288	7.93	8.79	4.89	0.56	0.02	44.8%
Capped Ba	288	7.93	8.20	3.29	0.40	0.02	15.0%
Outside Barium Domains
Length	14,996		9.56			0.10	10.0	ft
Ba	14,996	0.08	0.16	0.46	2.81	0.00	30.2%
Capped Ba	14,996	0.08	0.16	0.29	1.88	0.00	4.0%

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1918000
1920000
$2300 Pit
$2300 Pit
6000
6000
South Fault
Pinion Thrust
1918000
1920000

Geology
- Tonka Fm
- Chainman Fm
- Webb Fm
- Tripon Pass Fm
- Devils Gate Limestone
- Multilithic Breccia

Mineralization
- Ba Mineralized Zone

Drill-Hole Assay Color Codes

oz Ba%:	Color:
0.0000-0.0006	
0.0006-0.0055	
0.0055-0.0058	
0.0058-0.0292	
0.0292-0.3500	
>0.35	

RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

ORLA MINING

Orla Mining
Dark Star, Mineralization
Section N14698399

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-18: Pinion Barium Domains and Geology – Section N14695611

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Table 14-41: Pinion Barium Estimation Parameters

(for all rotations/dip/tilt values, see Table 14-23)

Domain	Parameter
Low-grade Barium Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search anisotropies: major/semimajor/minor (vertical)	1 / 0.5 / 0.25*
Inverse distance power	3
High-grade restrictions (grade in %Ba/distance in ft)	3.5 / 410
High-grade Barium Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search (m): major/semimajor/minor (vertical)	1 / 0.5 / 0.25*
Inverse distance power	4
High-grade restrictions (grade in %Ba/distance in ft)	N/A
Outside Modeled Barium Domains
Samples: minimum/maximum/maximum per hole	2 / 12 / 3
Search (m): major/semimajor/minor (vertical)	1 / 0.5 / 0.25
Inverse distance power	3
High-grade restrictions (grade in %Ba/distance in ft)	0.15 / 30
* - Vertical search distance = 0.20 * max search distance for ESTAR 2 and 11

The average barium grade for the gold mineralization grading at least 0.005 oz Au/ton in potentially mineable material is ~2.65%. There are substantially fewer barium analyses than gold analyses, so the barium estimate has lower confidence than the gold estimate. If precision of barium grades is critical to the economics of the deposit, then additional samples with barium grades should be obtained.

14.3.6.2	Pinion Cyanide-Soluble Gold Model

A cyanide-soluble gold block model was produced using cyanide-recoverable gold shaker test results and fire assays of sample pulps (Figure 14-19). AuCN/AuFA ratios were calculated from these two types of assays. ID3 was used to estimate the AuCN/AuFA ratio grades. Only AuCN/AuFA ratios in which the fire-assay gold grades were greater than or equal to 0.0015 oz Au/ton were used in the estimation. There are relatively few cyanide-shaker tests compared to the number of gold assays, and where historical drilling is predominant, the data is limited to non-existent. There is also no quality control data associated with these analyses. As a result, the AuCN/AuFA ratio block model is lower in confidence than the gold and silver block models. Otherwise, the estimation procedures, block dimensions, and methodology were generally the same as those used for the gold and silver models, with the exception of the items noted below in this section.

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Figure 14-19: Cumulative Probability Plot of Pinion AuCN/AuFA Ratios

The AuCN/AuFA ratio block model augments the barite block model to further define metallurgical domains applicable to estimating gold recovery. Referencing criteria defined in Section 13, blocks with estimated AuCN/AuFA ratios of 65% or greater are considered to have relatively good recovery and are categorized as oxidized. Blocks with estimated AuCN/AuFA ratios of between 35 and 65% are categorized as transitional material and are considered to be moderately recoverable. Transitional and oxidized material are included in the reported mineral resources blocks, however, material with estimated AuCN/AuFA ratios of less than 35% are not sufficiently recoverable with cyanide processing to be reported. These criteria were used assign metallurgical codes into the resource block model, however, the codes were not ultimately used to apply gold and silver recoveries for pit optimizations and other engineering work.

14.3.6.3	Refractory Solids Model

The term “refractory” technically refers to material that contains sulfur and carbon species that render gold extraction difficult with cyanide processing. The 3D refractory solids were therefore modeled by RESPEC in order to provide input into metallurgical characterization and potential acid-generating properties. The refractory solids modeled at Pinion delineate unoxidized, sulfide-bearing material with carbon. Refractory zones within the solids generally correlate with material from which gold recovery is difficult as defined above using estimated barite grades and AuCN/AuFA ratios. Zones outside the solids are generally consistent with the oxide and transitional metallurgical domains defined above.

Gold Standard initially modeled solids using a combination of logged data, which represents the most abundant data set, augmented by AuCN/AuFA ratios. RESPEC modified these solids to include LECO sulfide-sulfur analyses. The contact of the resulting refractory solids is commonly abrupt and readily defined by the multiple data sets, which are rarely contradictory. Within the refractory solids, logged data indicates material is 30% or more refractory, AuCN/AuFA ratios are generally much lower than 50%, and sulfide-sulfur grades are mostly in the tenths of a percent or higher. By far the largest volume of refractory material is deep, below the multi-lithic breccia and outside the pit defining potentially minable mineral resources. Within the volume of the potential open-pit, refractory material is mostly coincident with the Chainman and to a lesser extent the Tripon Pass Formation, but a small amount is also in the Webb Formation in the southwest part of the pit. All refractory material within a potential pit lies above the multi-lithic breccia that hosts the gold mineralization. There is some known refractory material which is not modeled within the solids below mineralization in the Devils Gate Limestone, because of the limited drilling, but that material lies below and is immaterial to the estimated mineral resources.

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The refractory solids model and the data on which it is based support the inference that potentially lower-recovery material, or material with the potential for having acid producing qualities, are properly represented.

14.3.6.4	Organic Carbon Model

An organic carbon (CORG) block model was produced so that its potential effects on gold recovery could be investigated. Gold Standard/Orla provided LECO analyses of carbon and sulfur species for samples that varied between those on original core intervals (1 to 6 ft) to RC sample composites (10 to 35 ft). Assayed CORG values were used, or the values that were calculated from assayed inorganic carbon and total carbon. In the data received from Gold Standard/Orla, detection limit values were substituted for assays below detection. When CORG was directly assayed, RESPEC modified the below-detection assays per Stantec guidance, so that carbon species assays were equal to one-half the detection limit value. However, when CORG was calculated, no detection limit was assumed, and the resulting values were not modified unless negative values were produced (inorganic carbon calculated from CO2% > total carbon), in which case values of ‘0’ were entered.

RESPEC evaluated CORG statistics by rock unit, refractory zone and barium zone (Table 14-42). The statistics in the tables are summarized according to categories chosen for estimation into the block model.

Table 14-42: Number of Samples and Mean Organic Carbon Values for Pinion Estimation Categories

(by rock unit, barium domain, and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Estimation Category	Multi-lithic Breccia
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains, Oxide and Transitional	2,090	0.309
High-Grade Barium, Oxide and Transitional	131	0.126
Estimation Category	Sentinel Mountain Dolomite and Devil's Gate Limestone
	# of Samples	Mean Value (%)
All Data	1,284	0.653
Estimation Category	Chainman and Webb Formations
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains, Oxide and Transitional	2,991	0.292
Low-Grade Barium, and Outside Barium Domains, Refractory	1,445	0.601
Estimation Category	Tripon Pass Formation
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains, Oxide and Transitional	876	0.631
Low-Grade Barium, and Outside Barium Domains, Refractory	730	0.930

Categories represented by only a small number of samples were evaluated on-screen with respect to location and volume of material to be estimated. If the volume in the block model to be estimated could be reasonably estimated without projecting CORG grades over extreme distances, they were estimated and are represented in Table 14-42. However, if unreasonable distances were required to estimate grades into model blocks, then values were assigned to those blocks rather than estimated. The assigned values (Table 14-43) were determined based on relationships between mean CORG values for categories that are well represented by data.

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Table 14-43: Assigned Organic Carbon Values for Pinion Estimation Categories

(by formation, barium domain and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Assigned CORG
Formation	Barium Domain	Refractory Zone	Assigned Value
Multi-lithic Breccia	Low-Grade and Outside Domains	Refractory	0.55
Multi-lithic Breccia	High-Grade	Refractory	0.22
Chainman and Webb Formations	High-Grade	Oxide and Transitional	0.10
Chainman and Webb Formations	High-Grade	Refractory	0.18
Tripon Pass Formation	High-Grade	Oxide and Transitional	0.15
Tripon Pass Formation	High-Grade	Refractory	0.30

The strongest correlation apparent in CORG statistics is an inverse relationship between rock unit, and refractory zone (in/out of modeled solids) and barium domain. Silica zone (in/out of modeled solids) also varies systematically in a similar manner to barium domains relative to rock unit, but not as strongly. The inverse correlations, with lower mean CORG values in more altered and oxidized rocks, are indicative of increasing baritization, silicification, and decarbonatization. Primary organic carbon associated with clastic and micritic units is essentially flushed out of the sedimentary rocks by mineralizing hydrothermal fluids and re-deposited elsewhere. In all samples, CORG values outside high-grade barium domains are triple the amount that occurs within. Similarly, mean CORG values are nearly double inside the refractory solids versus outside (oxidized). Primary controls applied to estimation for the multi-lithic breccia, the Webb Formation and Chainman formation are a combination of barium domain and refractory zone. No systematic differences were observed in CORG values for the Sentinel Mountain Dolomite or Devil’s Gate Limestone, so both were estimated together using all respective contained data.

CORG contents were estimated into the Pinion block model, according to the categories described above. CPPs were evaluated by category for potential capping of assays. Only two were warranted (Table 14-44). Half the sample composites are ~3 ft in length, however, about one-quarter of the lengths are 30 ft. Given the large number of 30-ft sample lengths and the model block dimension of 30 ft3, assay sample data were composited to 30 ft.

Table 14-44: Organic Carbon Capping Values for Pinion Estimation Categories

(by formation, barium domain, and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Capped CORG
Formation	Barium Domain	Refractory Zone	Capping Value (%)
Sentinel Mountain Dolomite and Devil's Gate Limestone	All	All	3.50
Webb and Chainman Formations	Low-Grade and Outside	Refractory	3.00

All estimates were done using the same search orientations and associated estimation areas as were applied to the gold and silver estimates (Table 14-26). The maximum search distance applied to most estimates for CORG was 980 ft. The maximum distance for a few runs was extended by up to 420 ft on a limited basis to fill in a small number of un-estimated blocks. Search ellipses were strongly anisotropic, with most major, minor, and vertical search distances at 980 ft, 980 ft, and 245 ft, respectively, and ID2 methodology was used. Due to the relatively long composite length, the maximum number of composites, and maximum composites per hole allowed to estimate a block were limited to five and two, respectively. No search restrictions were applied to CORG, except for one in the Sentinel Mountain Dolomite/Devil's Gate Limestone (restricted >2.9% CORG within 250 ft, regardless of barium domain or refractory zone).

The LECO assays are relatively well-distributed within the deposit in potentially mineable pits at lower gold prices, but there are localized areas that lack data. Also, significant areas of pits at higher gold prices contain no LECO data. Estimated grades of CORG in these areas can be relatively far from assayed samples. To flag model blocks that are at relatively greater distances from assayed samples, Mr. Lindholm assigned a confidence code of ‘0’ to all estimated blocks with closest composite more distant than 425 ft.

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14.3.7	Pinion Acid-Base Accounting Model and Estimation

An ABA block model was produced to characterize the acid-generating or neutralizing potential of mined waste material. RESPEC estimated CINO and SSUL into the ABA block model, and designated model blocks as either PAG or NAG. All ABA calculations and PAG/NAG designation criteria were provided by Stantec.

Gold Standard/Orla provided LECO analyses of carbon and sulfur species. The analyses were done on samples that varied from 1 to 6 ft for original core intervals, and for RC sample composites from 10 to 35 ft.

Mr. Lindholm evaluated the CINO and SSUL statistics by rock unit, barium domain and in/out of the refractory solids (Table 14-45 and Table 14-46). The statistics in the tables are summarized according to categories chosen for estimation. Because relationships between silica and barium contents relative to CINO and SSUL are similar, subsequent discussions regarding statistics and estimates in terms of barium domain also apply to the silica zones.

Table 14-45: Number of Samples and Mean Inorganic Carbon Values for Pinion Estimation Categories

(by rock unit, barium domain, and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Estimation Category	Multi-lithic Breccia
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains, Oxide and Transitional	2,090	2.242
High-Grade Barium, Oxide and Transitional	130	0.389
Estimation Category	Sentinel Mountain Dolomite and Devil's Gate Limestone
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains	1,275	8.601
Estimation Category	Chainman and Webb Formations
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains, Oxide and Transitional	2,990	0.672
Low-Grade Barium, and Outside Barium Domains, Refractory	1,445	1.084
Estimation Category	Tripon Pass Formation
	# of Samples	Mean Value (%)
Low-Grade Barium, and Outside Barium Domains	1,606	4.317

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Table 14-46: Number of Samples and Mean Sulfide Sulfur Values for Pinion Estimation Categories

(by rock unit, barium domain, and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Estimation Category	Multi-lithic Breccia
	# of Samples	Mean Value (%)
Oxide and Transitional	2,214	0.041
Estimation Category	Sentinel Mountain Dolomite and Devil's Gate Limestone
	# of Samples	Mean Value (%)
All Data	1,284	0.033
Estimation Category	Webb Formation
	# of Samples	Mean Value (%)
Oxide and Transitional, Outside Barium Domains	545	0.048
Oxide and Transitional, Low- and High-Grade Barium Domains	12	0.015
Refractory, Outside Barium Domains	573	0.200
Refractory, Low- and High-Grade Barium Domains	19	1.211
Estimation Category	Chainman Formation
	# of Samples	Mean Value (%)
Oxide and Transitional, Outside Barium Domains	2,405	0.087
Oxide and Transitional, Low- and High-Grade Barium Domains	27	0.677
Refractory, Outside Barium Domains	844	0.334
Refractory, Low- and High-Grade Barium Domains	9	0.384
Estimation Category	Tripon Pass Formation
	# of Samples	Mean Value (%)
Oxide and Transitional, Outside Barium Domains	690	0.048
Oxide and Transitional, Low- and High-Grade Barium Domains	183	0.068
Refractory, Outside Barium Domains	612	0.203
Refractory, Low- and High-Grade Barium Domains	115	0.259

Categories represented by only a small number of samples were evaluated on-screen with respect to location and volume of material to be estimated. If the volume in the block model to be estimated could be reasonably estimated without projecting CINO and SSUL grades over extreme distances, they were estimated and are represented in Table 14-45 and Table 14-46. However, if unreasonable distances were required to estimate grades into model blocks, then values were assigned to those blocks rather than estimated. The assigned values (Table 14-47 and Table 14-48) were determined based on relationships between mean CINO and SSUL values for categories that are well represented by data.

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Table 14-47: Assigned Inorganic Carbon Values for Pinion Estimation Categories

(by formation, barium domain and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Assigned CINO
Formation	Barium Domain	Refractory Zone	Assigned Value
Sentinel Mountain Dolomite and Devil's Gate Limestone	Low-Grade	All	7.46
Sentinel Mountain Dolomite and Devil's Gate Limestone	High-Grade	All	3.57
Sentinel Mountain Dolomite and Devil's Gate Limestone	Outside Domains	All	8.97
Chainman and Webb Formations	Low-Grade	All	0.52
Chainman and Webb Formations	High-Grade	All	0.16
Chainman and Webb Formations	Outside Domains	All	0.81

Table 14-48: Assigned Sulfide Sulfur Values for Pinion Estimation Categories

(by formation, barium domain and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Assigned SSUL
Formation	Barium Domain	Refractory Zone	Assigned Value
Multi-lithic Breccia	Low-Grade and Outside Domains	Refractory	0.17
Multi-lithic Breccia	High-Grade	Refractory	0.39
Sentinel Mountain Dolomite and Devil's Gate Limestone	Low-Grade	All	0.02
Sentinel Mountain Dolomite and Devil's Gate Limestone	Outside Domains	All	0.04
Webb Formation	All	Oxide and Transitional	0.05
Webb Formation	All	Refractory	0.23
Chainman Formation	All	Oxide and Transitional	0.09
Chainman Formation	All	Refractory	0.34
Tripon Pass Formation	All	Oxide and Transitional	0.05
Tripon Pass Formation	All	Refractory	0.21

CINO statistics varied inversely and systematically by rock unit in combination with barium domain and silica zone (in/out of modeled solids). The inverse correlation is indicative of increasingly altered and mineralized rocks due to baritization, silicification, and decarbonatization. CINO values in the multi-lithic breccia and Webb and Chainman formations differ in each barium domain. In low-grade barium and outside the barium domains, CINO also varies by refractory zone (in/out of modeled solids). CINO contents in low-grade barium domains and outside modeled barium domains behave similarly compared to high-grade barium domains in the Sentinel Mountain Dolomite, Devil’s Gate Limestone, and Tripon Pass Formation, and there is no distinction by refractory zone. SSUL statistics show strong relationships by refractory zone within the multi-lithic breccia. In the Webb, Chainman, and Tripon Pass Formations, SSUL varies by both refractory zone and barium domain. Statistics for SSUL in low- and high-grade barium domains are similar compared to outside barium domains in these units. No systematic differences were observed in SSUL values for the Sentinel Mountain Dolomite or Devil’s Gate Limestone, so both were estimated together using all respective contained data.

CINO and SSUL contents were estimated independently into the ABA block model, according to the categories described above. CPPs for each species estimated were evaluated by category for potential capping of assays. Only one was warranted for CINO, and several caps were applied to the SSUL data (Table 14-49 and Table 14-50). Half the sample composites are ~3 ft in length. However, about one-quarter of the lengths are 30 ft. Given the model block dimension of 30 ft3, assay sample data were composited to 30 ft.

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Table 14-49: Inorganic Carbon Capping Values for Pinion Estimation Categories

(by formation, barium domain, and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Capped CINO
Formation	Barium Domain	Refractory Zone	Capping Value (%)
Multi-lithic Breccia	High Grade	Oxide and Transitional	4.00

Table 14-50: Sulfide Sulfur Capping Values for Pinion Estimation Categories

(by formation, barium domain, and zones inside [refractory] or outside [oxide and transitional] refractory solids)

Capped SSUL
Formation	Barium Domain	Refractory Zone	Capping Value (%)
Webb Formation	Outside Domains	Oxide and Transitional	0.7
Chainman Formation	Outside Domains	Oxide and Transitional	4
Tripon Pass Formation	Outside Domains	Oxide and Transitional	0.9

All estimates were done using the same search orientations and associated estimation areas as were applied to the gold and silver estimates (Table 14-26). The maximum search distance applied to most estimates for both CINO and SSUL was 980 ft. The maximum distance for a few runs was extended by up to 420 ft on a limited basis to fill in a small number of un-estimated blocks. Search ellipses were strongly anisotropic, with most major, minor, and vertical search distances at 980 ft, 980 ft, and 245 ft, respectively, and ID2 methodology was used. Due to the relatively long composite length, the maximum number of composites, and maximum composites per hole allowed to estimate a block were limited to five and two, respectively.

No search restrictions were applied to CINO, except for one in the high-grade barium domain of oxidized and transitional multi-lithic breccia (restricted >2.0% CINO within 500 ft). Two were applied to SSUL estimates in oxidized and transitional material outside barium domains, one in the Webb Formation (restricted >0.7% SSUL within 500 ft) and another in the Chainman Formation (restricted >1.1% SSUL within 500 ft).

Correlograms were generated to evaluate continuities in the data with respect to distance. These demonstrated reasonable continuity for CINO at ranges up to 1,210 ft in low-grade and outside the barium domains. There was not enough data to build meaningful correlograms in the high-grade barium domain.

Correlograms of SSUL data indicate continuity to a maximum of 330 ft, depending on refractory zone. As noted above, the maximum search distance applied to most estimates for CINO and SSUL was 980 ft. The maximum distance for estimation applied to SSUL was the same as applied to CINO. The relatively short continuity indicated by correlograms might preclude the application of longer search distances, but PAG/NAG designation is dependent on the estimated grades of both CINO and SSUL, and a significant portion of blocks would not be characterized as PAG or NAG. So, although there is lower confidence in the SSUL estimated values beyond distances of 330 ft, most blocks within potential open pits can be designated as PAG or NAG. This added risk was recorded as a block attribute.

The LECO assays are relatively well-distributed within the deposit in potentially mineable pits at lower gold prices, but there are localized areas that lack data. Also, significant areas of pits at higher gold prices contain no LECO data. Estimated grades of CINO and SSUL in these areas can be relatively far from assayed samples. To flag model blocks that are at relatively greater distances from assayed samples, Mr. Lindholm assigned a confidence code of ‘0’ to all estimated blocks with closest composite more distant than 425 ft. This confidence code compensates for the shorter continuities demonstrated in correlograms for SSUL. Because CINO and SSUL were estimated according to different criteria, these codes were assigned separately for each, and a combined code was assigned if either CINO or SSUL confidence codes was ‘0’.

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Like Dark Star, model blocks were designated as PAG (code of ’1’) or NAG (code of ’2’) according to criteria as defined by Stantec. First, ANP, AGP, and NNP values were calculated from estimated CINO and SSUL values. Next, a PAG/NAG designation was assigned according to criteria for four potential waste characterization scenarios, as shown in Table 14-19 located in Dark Star Section 14.2.6.

14.3.8	Pinion Clay Model and Estimation

Orla requested a clay model to determine the relative quantity of clay material that will be encountered and potentially affect crushing and grinding. A source of under-liner material for leach pads and waste dumps was also sought. According to Orla geologists, clay alteration or weathering at Pinion is found in in structural zones in the multi-lithic breccia but is limited in abundance and extent.

The only comprehensive clay data is subjective logging in drill holes on a scale from 0 (no clay) to 3 (strong clay alteration). Mr. Lindholm evaluated logged clay values statistically with respect to formation, gold and barium domains, silicification and redox. Based on the statistical analysis, clay was estimated in the following order:

1.	In high-grade barite domains,
2.	In the silicification solid outside high-grade barium domains, and
3.	The remainder by formation.

Because the logged clay data is subjective and the scale of the logging is broadly qualitative, the estimate is a very generalized representation of the clay content in the deposit. The values in the block model (0.00 to 3.00) provide a rough, imprecise estimation of the strength of clay alteration in a given area. The maximum search distance was limited to 150 ft, and un-estimated blocks were left as blank values.

14.3.9	Pinion Density

All densities were measured using the immersion method by an independent laboratory. There are 654 density-sample measurements in the Pinion database within assayed intervals. Application of density values to the Pinion block model was dependent on numerous supporting modeled (formation/rock unit and silicification zone in/out of solids) and estimated (barium grade) criteria that have been discussed in various prior sections. The mean density values, and the values assigned to the units in the model, are summarized in Table 14-51.

Table 14-51: Density Values Applied to the Pinion Block Models

Formation	Barium Domain	Silicification Zone	Number of Samples	Density (g/cm3)	Tonnage Factor
Multi-lithic breccia	Outside	Outside	10	2.55	12.57
Multi-lithic breccia	Low-barite	Any	140	2.59	12.38
Multi-lithic breccia	Low- and high-barium*	Any		2.79	11.49
Multi-lithic breccia	High-barium	Any	26	2.99	10.72
Multi-lithic breccia	Outside	High-silica	16	2.54	12.62
Sentinel Mountain Dolomite	Any	Any	35	2.63	12.19
Devils Gate Limestone	Outside	Outside	83	2.62	12.23
Devils Gate Limestone	Low-barium	Any	47	2.61	12.28
Devils Gate Limestone	Low- and high-barium*	Any		2.81	11.42

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Formation	Barium Domain	Silicification Zone	Number of Samples	Density (g/cm3)	Tonnage Factor
Devils Gate Limestone	High-barium	Any	1	3.00	10.68
Devils Gate Limestone	Outside	High-silica	2	2.72	11.76
Webb Fm	Outside	Outside	62	2.46	13.03
Webb Fm	Low-barium	Any	3	2.53	12.65
Webb Fm	Low- and high-barium*	Any		2.72	11.77
Webb Fm	High-barium	Any	None	2.91	11.00
Webb Fm	Outside	High-silica	None	2.56	12.53
Chainman Fm	Outside	Outside	113	2.46	13.03
Chainman Fm	Low-barium	Any	9	2.49	12.87
Chainman Fm	Low- and high-barium*	Any		2.68	11.97
Chainman Fm	High-barium	Any	None	2.86	11.19
Chainman Fm	Outside	High-silica	None	2.56	12.53
Tripon Pass Fm	Outside	Outside	68	2.48	12.92
Tripon Pass Fm	Low-barium	Any	34	2.54	12.62
Tripon Pass Fm	Low- and high-barium*	Any		2.73	11.74
Tripon Pass Fm	High-barium	Any	None	2.92	10.97
Tripon Pass Fm	Outside	High-silica	5	2.58	12.43

* Both barium domains present in same block
Tonnage Factor = 2000 / (Density * 62.4)

When the samples are parsed out by formation/rock unit, silicification zone and barite domains, the geologic features that most affect density, there are a reasonable number (in the tens) of samples representing each category with a few exceptions. The multi-lithic breccia, the primary host of gold at Pinion, is the best-represented unit with 192 density samples. For most combinations of formation, silicification domain and barite domain, there are least 15 density samples. Two categories, multi-lithic breccia outside barite domains and silicification solids, and Chainman Formation in the low-grade barium domain, are represented by the average of only ten and nine density measurements, respectively. Where five or fewer density samples were measured for a given category, the density values were evaluated and assigned using relationships of data from units with similar geological characteristics that are based on more density measurements.

14.3.10	Discussion of Pinion Estimated Mineral Resources and Supporting Models

Pinion has a long history of exploration drilling dating back to 1981 and there is data from many drill holes of varying quality and reliability. Consequently, the estimators spent much time auditing, evaluating QA/QC information and sample integrity, and comparing drill campaigns through explicit modeling of domains. Overall, drilling results produced by the 11 historical operators tend to be consistent and are generally corroborated by subsequent Gold Standard/Orla drilling. The consistency between drilling campaigns adds confidence to the project assay data. However, many of the TCX holes drilled by Amoco in 1981 were eliminated from use in estimation because assay results conflicted with surrounding data.

None of the historical drilling has supporting QA/QC information and not all have supporting assay certificates. This lower-confidence data set was taken into account by downgrading classification of blocks that were entirely dependent on the historical data. However, the applied downgrade was not severe because all historical data was mutually supportive, except for the 1981 Amoco drilling.

Some contamination was noted by both RESPEC and Gold Standard/Orla, and suspect samples were eliminated from estimation. Below the main mineralized multi-lithic breccia body, it was not apparent whether low-grade sample intervals represented contamination or possible steeply-dipping extensions of grade along fracture zones below the primary mineralization. The evidence for contamination was not deemed to be definitive, so these samples were used in modeling and estimation, however, the associated blocks were classified as Inferred.

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Since the June 2, 2021 effective date of the database for Pinion used in the 2022 FS of Sletten et al. (2022), 54 additional holes were drilled from 2021 through 2024, respectively. Data for these holes have been incorporated into the current resource model, and gold, silver and barium domains were updated with the newer information. Of the 31 new holes drilled in 2021, 17 were drilled at nearby exploration targets, were geotechnical holes, monitor wells or water wells, or had no assays. Of the remaining 14 drilled into the modeled area, six are infill or twin holes that caused only localized, incremental changes to domains. Three were infill holes in areas with earlier wide-spaced drilling that generally confirmed the 2022 FS modeling, but locally widened, narrowed, and/or changed the vertical location of domains. There were five step-out holes drilled in 2021 that encountered mineralization to the south and southeast well outside or below the current optimized pit limits. Most of the 23 holes drilled in 2022 through 2024 effectively infilled and extended the Pinion mineralized zone to the south. Ultimately, the 2022 FS domains were extended southward, widened and/or grades were increased in the Pinion model. With the recent increases in gold prices, pit optimizations were extended southward to capture the newly delineated and classified gold mineralization.

Overall, the new holes added to the veracity of the 2022 gold domain model, and the lack of significant changes to the 2022 resource estimate where drilling was already dense adds to the level of confidence in the block model. Classification of material was elevated to Indicated and Measured with the delineation drilling to the south. No other changes in classification parameters were warranted for the current resources since essentially all of the Pinion mineralization in the optimized pit is classified as Measured or Indicated.

The AuCN/AuFA ratios were calculated using cyanide-shaker test assays, which lack QA/QC samples, and were relatively few in number compared to standard fire assay data. The cyanide-soluble gold estimate is likely reasonable in a global sense. However, the ability to predict AuCN/AuFA ratios locally is improbable. The AuCN/AuFA ratio block model is therefore lower in confidence than the gold and silver block models.

Where silver was modeled, the ratio of silver grade to gold grade is around 7:1.

The Pinion deposit has clustered drill data, which can represent risk to the estimate. The clustered data lies within the open-pit limits where the highest-grade gold mineralization is present and mining will potentially take place. Inverse-distance and kriged estimation will have a tendency to project the clustered-sample distances into areas with lower sample densities. To reduce the effects of this data clustering, the inverse-distance power was increased to three for the low- and high-grade gold estimates, and a power of four was applied to the >~0.029 oz Au/ton material within the high-grade gold estimate. Still, the possibility remains that the estimated grades in areas of lower sample density, which were classified as Inferred, will be slightly lower in reality than what is presented herein.

For all classified material, RESPEC’s mineral resource tons, gold ounces and silver ounces at the 0.003 oz Au/ton cutoff, which is based on a gold price of $2,300/oz Au and $27.00/ounce Ag, increased by ~2.0%, ~4.1%, and ~0.3%, respectively, compared to the resources reported for Pinion in the 2022 FS (Sletten et al, 2022). Average gold grade increased by ~2.0% whereas the silver grade decreased by ~1.7%. The increase in tons and ounces is attributed to the new infill, delineation and step-out drilling conducted at the south end of the deposit, where the gold and silver domains and optimized pit was extended southward. Also, the gold price of the reported optimized pit was increased from $1,750 to the currently reported $2,300. The decrease in gold and silver grades likely indicates that the newly added resources were of lower grade overall than the previously modeled material. The above comparison illustrates the changes in resources at a constant cutoff grade. However, the 2026 resource at a 0.003 oz Au/ton cutoff contains ~16.3%, ~7.1%, and ~3.8% more tonnes, gold ounces and silver ounces, respectively with a decrease in gold and silver grades of ~8% and ~10%, respectively, compared to the 2022 resource at 0.005 oz Au/ton cutoff.

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There is the possibility of additional risk that has resulted from the conversion from metric to Imperial units of drill-hole collar coordinates. Gold Standard, and later Orla holes were surveyed in metric units, so the direct conversion of northings and eastings using a factor of 1 m = 3.280833333 ft maintained the spatial relationship between these drill-hole data and associated geology modeling, domains and block model, which were also converted using identical values. However, it is believed that some historical drill collars were originally surveyed in feet and later converted to metric. Comparisons of metric and Imperial coordinates in the collar tables received from Gold Standard/Orla indicate conversion factors were inconsistently applied. Because values of northings and eastings are so large, discrepancies up to 150 ft can result by application of conversion factors that differ in the fifth decimal place. The risks associated with such potential discrepancies have been accounted for in the reduced classification of mineral resources in areas relying predominantly on historical data.

14.4	Jasperoid Wash Mineral Resources

This Jasperoid Wash estimate is based on data derived from drilling completed into 2024, through drill holes JW23-04, JWC23-05 and JW24-19. All gold data was received for the 2024 drilling by January 29, 2025, which is the effective date of the database. Although the gold estimate was completed as of February 26, 2025, the effective date of the Jasperoid Wash mineral resource estimate is September 30, 2025 when the reporting gold and silver prices were chosen and new pit optimizations were started. Gold resources are reported herein.

References to Tomera Formation equivalent stratigraphy have been noted historically. However, recent work suggests these units in the South Railroad property may not be of equivalent age, so all usage of Tomera Formation equivalent in this Technical Report refer to units that are Pennsylvanian-Permian undifferentiated.

Following the Pre-Feasibility study of Ibrado et al. (2020), Gold Standard made a decision to convert all project data from metric to Imperial units. RESPEC (MDA at the time) converted all length data, including collar northings and eastings, from meters to feet (1 m = 3.280833333 ft), and assay grades from g/tonne to oz/ton (1 oz/ton = 34.285714 g/tonne). Section plane spacing, block model block sizes, and other modeling dimensions were changed. Specifics and ramifications of the conversions are discussed in various sections below.

14.4.1	Jasperoid Wash Database

The drilling was conducted by four companies since 1989, including Gold Standard, which began drilling in 2017, and Orla, which acquired Gold Standard in 2022. The Jasperoid Wash database includes holes drilled at the Dixie deposit, and consists of 150 RC holes (91% of footage) and 14 core holes (9% of footage) totaling 98,725.5 ft of drilling (Table 14-52). There are no historical QA/QC data for the historical holes, which currently represent 33% (24,136.5 ft) of the holes in the mineral resource database. A drill-hole map with an outline of the current reported resource is given in Figure 14-20.

Table 14-52: Summary of Drilling at Jasperoid Wash

Type of hole	Count	Drilled Feet
Core	14	8,805.5
RC	150	89,920.0
Grand Total	164	98,725.5

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1917500
1919000
1920500
1922000
1923500
14677000
14675500
14674000
14672500
GSV and Orla Drilling
Historical Drilling
Resource Outline
Contours (10 ft)
Client
ORLA MINING
Consultant
RESPEC Reno Office
775-856-5700
Jasperoid Wash Area
N
W
E
S
Feet
0
750
1,500
Project
SOUTH RAILROAD PROPERTY
ELKO COUNTY, NEVADA
Title
Jasperoid Wash Deposit
Drill Hole Map - Resource Area
Coordinate System:
UTM NAD 27 Zone 12 / Units: US Feet
MMM-DD-YYYY:
26 January 2026

Figure 14-20: Jasperoid Wash Deposit Drill-hole Map and Mineral Resource Outline

Note: hachured area shows third-party inlier claims not controlled by Orla.

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Descriptive statistics of all Jasperoid Wash drill-hole analytical data audited and imported into MinePlan by RESPEC are summarized in Table 14-53. There are no density measurements at Jasperoid Wash. Because there are so few core holes, core recovery and RQD data were not imported.

Table 14-53: Descriptive Statistics of Sample Assays in Jasperoid Wash Mineral Resource Database

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
From	38,539					2	2655	ft
To	38,539					2	2655	ft
Length	37,974	0.0004	0.00199			0	0.1148	ft
TYPE	38,380					1	2
AU	37,974	0.0004	0.00199	0.00474	2.3831	0	0.1148	oz Au/ton
AuCN	4,679	0.0035	0.00522	0.00583	1.11782	0.0001	0.0817	oz Au/ton
AuCN/AuFA ratio	4,678	68	59.7	31.3	0.5	1	110%

The Jasperoid Wash database contains 37,974 gold assay records (Table 14-53). No explicit determination of sample reliability was made because there was no indication of serious issues regarding sample reliability. However, three holes have long intercepts of mineralization that are anomalous relative to adjacent holes. These samples were used in the mineral resource estimate, but evaluation of these assays and/or additional drilling should be done to ensure that the results are reliable. However, if the assays prove to be unreliable, the impact on the mineral resource estimate would be insignificant.

Gold Standard’s and Orla’s drill-hole collar locations, downhole survey data, and gold analyses were verified as described in Section 12. There are few supporting certificates for historical drilling. The database contains logged geology, including rock types, formations, faults, vein type, silicification, clay, dolomite, barite, limonite, hematite, carbonate, sulfide percent, and percent reduced, all of which were imported. The logged geology was reviewed and used in modeling but was not audited.

14.4.2	Jasperoid Wash Geologic Model

Orla provided digital geologic interpretations as surfaces and 3D solids for faults, major sedimentary formations, intrusives and alteration. All geologic surfaces were interpreted in three-dimensional space by use of surface maps and down-hole drill data. Mr. Lindholm reviewed all sections and models provided by Orla, and when problematic areas were encountered, Mr. Lindholm worked with Orla geologists to produce a coherent, mutually acceptable geologic model.

Rock units coded into the model include: the Mississippian Tonka Formation (a conglomerate), the Pennsylvanian-Permian undifferentiated units (from oldest to youngest - lower siltstone and conglomerate), and Tertiary intrusive bodies. Mississippian Tripon Pass (oldest), Webb and Chainman Formations have been modeled beneath the Tonka Formation to fill in the block model, although drilling does not penetrate to depths necessary to define the contacts. The conglomerate of the undifferentiated Pennsylvanian-Permian units, which may correlate with units at Dark Star that are possibly Tomera Formation age equivalent rocks, is the primary host for mineralization. Mineralization is also hosted in the underlying lower siltstone of the undifferentiated Pennsylvanian-Permian units, but is less extensive. Where the deposit is structurally controlled, some mineralization penetrates downward into the Tonka Formation, and additional mineralization can be encountered within the intrusive bodies. RESPEC determined that Quaternary colluvium exists in insufficient quantities to impact mining and mineral resources, so it was not modeled. All geologic interpretations, in combination with assays and logged data, were used to guide gold domain modeling.

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There are five modeled faults within the north-south trending structural corridor at Jasperoid Wash that dip 65° to 75° to the west. Offset of geologic units was only interpreted by Orla along the two bounding faults on the east and west side of the zone. Intrusive rocks and argillic alteration follow the trend of the steeply-dipping structures, and is commonly modeled within and adjacent to interpreted faults. Outside the structural corridor to the east, intrusives and argillized zones are modeled parallel to stratigraphy. Some clay alteration is also modeled along bedding within the undifferentiated Pennsylvanian-Permian units within the structural zone. Two northwest-striking faults that dip 70° to 75° to the southwest were modeled east of the structural corridor, but no offset of formational units was interpreted.

14.4.3	Jasperoid Wash Gold Domains and Estimation

14.4.3.1	Gold Domain Model

Gold domains based on sample assay ranges were interpreted on sections spaced 98.5 ft apart, oriented east-west and looking north. The section spacing was originally 30 m. Domains were defined based on population breaks on the CPP for all gold data (Figure 14-21). The domain grade ranges were originally determined using assay data in g Au/t and converted to oz Au/ton. The CPP was remade to reflect Imperial units, however, some of the grade breaks apparent on the metric chart were not as readily apparent on the Imperial chart. The lower limit of the outer shell gold domains does not plot well on the CPP because the level of precision of the statistical package used is only three decimal places. Grade ranges converted from those originally determined in metric units were retained and used for modeling gold domains.

The lowest-grade domain limit is at about 0.0015 oz Au/ton, but its definition is unclear due to the high and variable gold-assay detection limits. A second domain was needed to control the higher-grade portion of the deposit that was evident in drilling on section. The low-grade/high-grade domain boundary is between ~0.0047 oz Au/ton to 0.0056 oz Au/ton, where a very subtle break occurs in the line on the CPP plot in Figure 14-21. There is also a higher-grade domain above ~0.0438 oz Au/ton, but these samples represent less than one percent of the data and there is no evidence of continuity.

Figure 14-21: Cumulative Probability Plot of Jasperoid Wash Gold Assays

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During a site visit in September 2018, Mr. Lindholm reviewed core from JW17-01 and JW18-01. Gold Standard staff geologists provided guidance and expertise with respect to the geology of the deposit and the nature of gold mineralization during the visit. As is common with Carlin-type, sedimentary-rock hosted epithermal gold deposits, the relationships between gold mineralization and rock, alteration and/or mineral assemblages can be subtle and inconsistent. However, the following characteristics were commonly observed with respect to gold mineralization:

1.	In Carlin-type systems, higher porosity can be attributed to decarbonatization of calcareous sedimentary rocks and coarser-grained sedimentary units. At Jasperoid Wash, the middle conglomerate is typically more decalcified than units above and below;
2.	Gold mineralization is commonly confined between less permeable units, such as in argillized fault gouges or more clastic stratigraphic horizons;
3.	Argillized areas often occur adjacent to felsic intrusive bodies and related zones of structural movement or weakness. No visible sulfides were observed in argillized areas; however, a distinct and strong sulfur smell was noted in these zones in JW17-01; and
4.	Mineralized areas outside argillic zones are dominated by limonite in fractures and moderate hematization of host rock.

Descriptive statistics of assays by the modeled domains are presented in Table 14-54. No outlier grades in either domain were indicated in the data for Jasperoid Wash.

Table 14-54: Jasperoid Wash Descriptive Statistics by Gold Domain

	Valid	Median	Mean	Std. Dev.	CV	Min	Max	Units
Low-Grade Gold Domain
From	4,086						1029	ft
To	4,086					2	1029	ft
Length	4,044	0.00	0.00			0	0.0367	ft
TYPE	4,082					1	2
AU	4,044	0.0025	0.0029	0.0017	0.5946	0.0000	0.0367	oz Au/ton
Capped Au	4,044	0.0025	0.0029	0.0017	0.5946	0.0000	0.0367	oz Au/ton
AuCN	1,317	0.0029	0.0030	0.0019	0.6164	0.0001	0.0338	oz Au/ton
AuCN/AuFA ratio	1,317	77.0	69.5	28.2	0.4	2.0	110.0%
High-Grade Gold Domain
From	2,301						900	ft
To	2,301					5	900	ft
Length	2,291	0.01	0.01			0	0.0841	ft
TYPE	2,301					1	2	0
AU	2,291	0.0080	0.0112	0.0092	0.8231	0.0000	0.0841	oz Au/ton
Capped Au	2,291	0.0080	0.0112	0.0092	0.8231	0.0000	0.0841	oz Au/ton
AuCN	1,642	0.0061	0.0078	0.0074	0.9470	0.0001	0.0817	oz Au/ton
AuCN/AuFA ratio	1,642	79.0	68.8	29.3	0.4	1.0	110.0%
Outside Modeled Gold Domains
From	32,152					2	2655	ft
To	32,152					2	2655	ft
Length	31,639	0.00	0.00			0	0.1148	ft
TYPE	31,997					1	2
AU	31,639	0.0002	0.0012	0.0037	3.0616	0.0000	0.1148	oz Au/ton
Capped Au	31,639	0.0002	0.0006	0.0006	1.0664	0.0000	0.0018	oz Au/ton
AuCN	1,720	0.0029	0.0045	0.0052	1.1740	0.0001	0.0642	oz Au/ton
AuCN/AuFA ratio	1,719	37.0	43.4	28.6	0.7	1.0	110.0%

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Geologic interpretations provided guidance for definition of gold domains. The mineralization in the eastern part of the deposit is stratiform and dips gently to the west. It becomes more steeply dipping to the west within the structural corridor where faults down-drop the stratigraphy to the west. Mineralization is commonly found along the margins and within intrusive bodies within the structural zone. Gold mineral domains were generally drawn parallel to stratigraphic contacts in the east and parallel to steeply-dipping faults, intrusions and argillic alteration to the west. The westernmost modeled fault, formerly called the MT thrust fault by Gold Standard, bounds the deposit on the west side. Silver was not modeled because the grades are too low to materially add to the resource. A cross section showing the interpreted gold domains is given in Figure 14-23.

After sectional interpretations were completed, gold domains were snapped to drill holes in three dimensions and sliced to 20 ft spaced mid-bench level plans and mid-block long sections for modeling in the structurally-controlled and stratiform mineralized zones, respectively.

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1918000
1919000
1920000
1921000
8000
7000
$2800 Pit
$2800 Pit
RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
0 500 1000
Feet
Geology
Tertiary Intrusive
Middle Conglomerate
Lower Siltstone
Tonka Formation
Chainman Formation
Gold Domains
Low-grade
High-grade
Cyanide-soluble-gold domain
Faults
Drill-Hole Assay Color Codes
oz Au/ton: Color: oz Au/ton: Color:
<0.0000
0-0.00146
0.00146-0.0029
0.0029-0.0038
0.0038-0.0047
0.0047-0.0058
0.0058-0.0146
0.0146-0.0233
0.0233-0.0292
0.0292-0.0583
0.0583-0.0875
>0.0875
ORLA MINING
Orla Mining
Jasperoid Wash, Au Domains
Section N14696822
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-22: Jasperoid Wash Zone Gold Domains and Geology – Section N14675822

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14.4.3.2	Gold Composites Statistics and Capping

Jasperoid Wash gold domains were defined and modeled on 98.5 ft spaced cross sections and each domain was used to code drill-hole samples. Cumulative probability plots were made of the coded assays, which were reviewed to determine appropriate capping limits. Capping values were determined for each of the gold domains separately and were determined by first assessing the grade above which outliers occur. These outlier samples were then reviewed on screen with respect to grade and proximity of surrounding samples, geology, general location, and materiality. Assays in the Jasperoid Wash gold domains required no capping, but samples outside of modeled domains were capped to 0.0018 oz Au/ton.

After capping was completed, drill-hole samples were down-hole composited to 10 ft to respect the original 5 ft drilled intervals, which honors domain boundaries. Descriptive statistics were generated for all composites and were considered with respect to capping levels (Table 14-55).

Table 14-55: Descriptive Composite Statistics by Domain for Jasperoid Wash

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-Grade Gold Domains
To	1,220						1029.00	ft
Length	1,220					0	10	ft
AU	1,174	0.0027	0.0030	0.0014	0.4638	0.0004	0.017	oz Au/ton
Capped Au	1,174	0.0027	0.0030	0.0014	0.4638	0.0004	0.017	oz Au/ton
AuCN/AuFA ratio	423	70.0	63.4	28.0	0.4	7	110%
High-Grade Gold Domains
To	775						900	ft
Length	775					0	10	ft
AU	762	0.0083	0.0113	0.0085	0.7489	0.0013	0.0729	oz Au/ton
Capped Au	762	0.0083	0.0113	0.0085	0.7489	0.0013	0.0729	oz Au/ton
AuCN/AuFA ratio	454	75.0	63.0	31.0	0.5	2	107%
Outside Modeled Gold Domains
To	6,899						1935.00	ft
Length	6,899					0	10	ft
AU	6,104	0.0003	0.0012	0.0029	2.4899	0	0.0491	oz Au/ton
Capped Au	6,104	0.0003	0.0006	0.0006	0.9518	0.0001	0.0018	oz Au/ton
AuCN/AuFA ratio	104	42.0	49.3	27.2	0.6	6	108%

Correlograms were generated from the composited gold grades in order to evaluate grade continuity. Correlogram parameters provided guidance for classification of mineral resources, and were applied to the kriged estimate, which was used as a check on the reported inverse distance estimate. The correlograms for the mineralized domains have a nugget at 30% of the total sill. The first sill is 30% of the total sill with a range of 80 to 115 ft depending on directions. The second sill is 40% of the total sill with a range of 100 to 260 ft depending on directions.

14.4.3.3	Gold Estimation

The block model is not rotated, and the blocks are 20 ft north-south by 20 ft vertical by 20 ft east-west. The block dimensions are smaller to those for Pinion and Dark Star because the deposit is both smaller and more lenticular. Only gold was estimated and is being reported.

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Multiple iterations of four types of estimates were completed: polygonal, nearest neighbor, inverse distance, and kriged with the inverse-distance estimate being reported. The nearest neighbor, inverse distance and kriged estimates were run several times in order to determine the optimum estimation parameters. ID3 was used for the outside and low-grade domains. ID2 was used for high-grade domains.

The model was divided into three estimation areas (Figure 14-23) to control search anisotropy, orientation, and distances according to the differing geometries of mineralization in each area. The search orientations for each estimation area and the maximum search distances for gold domains are summarized in Table 14-56. Figure 14-23 shows the spatial relationship of the estimation areas to drilling and gold domains.

Figure 14-23: Jasperoid Wash Estimation Areas and Gold Domains in Cross Section

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Table 14-56: Jasperoid Wash Search Ellipse Orientations and Maximum Search Distances by Estimation Area

Estimation Area	Search Ellipse Orientation			Maximum Search Distance (ft)
	Azimuth (degrees)	Dip (degrees)	Rotation (degrees)	Low- Grade	Mid- Grade	Outside Domains
1	90	30	0	1,000	820	165
2	90	75	0	1,000	820	165
3	90	15	0	1,000	820	165
Note: Semi-major search distance = major search distance; vertical (or minor) search distance = major search distance ÷ 2 (ESTAR 1) and ÷ 4 (ESTAR’s 2 and 3)

One estimation pass of up to 1,000 ft was run for each domain. All estimation runs were weighted by the sample lengths. Estimation parameters are given in Table 14-57.

Table 14-57: Jasperoid Wash Estimation Parameters

(for search orientations and maximum distances, see Table 14-7)

Description	Parameter
Low-grade Gold Domain
Samples: minimum/maximum/maximum per hole	1/12/2
Search anisotropies: major/semimajor/minor (vertical)	1 / 1 / varies 0.5 to 0.25
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	N/A
High-grade Gold Domain
Samples: minimum/maximum/maximum per hole	1/12/2
Search (m): major/semimajor/minor (vertical)	1 / 1 / varies 0.5 to 0.25
Inverse distance power	2
High-grade restrictions (grade in oz Au/ton, distance in ft)	N/A
Outside Modeled Gold Domains
Samples: minimum/maximum/maximum per hole	1/12/3
Search (m): major/semimajor/minor (vertical)	1 / 1 / 0.33
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	0.003 / 20

14.4.4	Jasperoid Wash Gold Mineral Resources

Mr. Lindholm classified the Jasperoid Wash mineral resources giving consideration to confidence in the underlying database, sample integrity, analytical precision/reliability, QA/QC results, and confidence in geologic interpretations. Overall, the quantity of Indicated material compared to total classified resources is relatively low at about 40%, primarily due to the wide spacing of ~350 ft between drill fences in most of the deposit. All material outside the cyanide-soluble gold solid was also classified as Inferred, due to the lack of metallurgical test work for refractory material at Jasperoid Wash. Classification parameters are given in Table 14-58.

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Table 14-58: Jasperoid Wash Classification Parameters

Indicated
In modeled domain, and
Number of Samples ≥ 7 and isotropic distance ≤ 100 ft; Or
Number of Samples ≥ 4 and isotropic distance ≤ 50 ft; Or
Number of Samples ≥ 2 and isotropic distance ≤ 25 ft
Indicated Reduced to Inferred if:
Isotropic distance ≥ 33 ft and drill-hole confidence code ≤ 0.5*; Or
Isotropic distance ≥ 40 ft and outside cyanide-soluble gold domain
Inferred
In modeled domain that is not Measured or Indicated; Or
All estimated blocks outside modeled domains, and closest distance ≤ 60 ft**

*Confidence code of ’1’ assigned to holes drilled by Gold Standard with collar surveys and ’0’ to non-Gold Standard/Orla drill holes

**A strong search restriction on composites ≥0.00. oz Au/ton within this distance (at 20 ft) was applied

As described in Table 14-58, the amount of influence that historical data has on a given block decreases confidence in the estimated grade and consequently the classification. Block grades estimated with composites beyond 60 ft based on 50% or more historical data are classified as Inferred mineral resources.

There is no historical QA/QC. Consequently, the reliability of pre-Gold Standard data, and therefore model block grades derived predominantly from historical data, is diminished and contributes to the low quantity of Indicated material in the model. Gold Standard and Orla did infill drill some areas where historical drilling dominated, so the risk is mitigated in these areas.

Upon acquisition of Gold Standard, Orla evaluated and made revisions to the Jasperoid Wash geologic model. The primary modification that caused changes to the gold domain model was a reinterpretation of the location of stratigraphic contacts and faults. However, the overall geometry of the mineralization associated with the structural corridor and the Undifferentiated Pennsylvanian-Permian stratigraphy was not significantly reinterpreted.

Since the October 6, 2018 effective date of the database for Jasperoid Wash used in the 2022 FS of Sletten et al. (2022), 18, eight, nine and 19 additional holes were drilled in 2019, 2022, 2023, and 2024, respectively. Data for these holes were received with finalized assays from Orla by the effective date of the current database of January 29, 2025, and have been incorporated into the current resource model. Gold domains were updated with the newer information. The most significant changes were made as a result of the newly interpreted fault locations in the geologic model, and in areas that had previously had very limited drilling.

Although the geologic model was modified by Orla, the veracity of the previous gold domain model could be evaluated with respect to the new drill data because the overall geometry of mineralization was not significantly changed, as noted above. The 2019 holes were drilled at the north and south ends of the deposit, and caused modest changes to gold domains in areas with minor mineralization. The 2022 drilling focused on specific targets within the primary mineralization in the structural corridor, and moderate changes were required. The four holes drilled in 2023 were exploratory. The most significant changes resulted from the 2024 drill holes, which infilled areas that previously had limited or no drilling in the relatively shallow, stratabound mineralization on the east side of the deposit. The changes to the gold domains were generally positive, and demonstrated continuity of mineralization where domains were not previously projected. Both tons and grade were generally increased in the infilled areas of the model.

Although the geologic model was modified and modest changes in the gold domains were made as a result of the 54 post-FS drill holes, an upgrade of some of the material to Indicated classification was warranted. The upgrade was justified by confirmation of the overall orientation and extent of the gold domain model within the structural corridor and parallel to bedding, and the addition of metallurgical test work on oxide material.

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Infill drilling is still required to upgrade Inferred mineral resources to Indicated, particularly between the 350-ft spaced drill-hole fences. RESPEC evaluated the 2024 drilling with respect to the 2022 FS gold domains, and noted that the model was generally confirmed by new drill-holes drilled within 150 ft of older holes. Beyond 150 ft from drilling, the model was generally confirmed, but the thickness, extent and grade of low- and high-grade domains could vary significantly. Density data in sufficient numbers to properly represent the different lithologic and alteration types should be obtained. The density data should also be spatially representative.

Mr. Lindholm reports the Jasperoid Wash mineral resources at cutoffs that are reasonable for Carlin-type deposits of comparable size and grade. Technical and economic factors likely to influence the requirement “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction” were evaluated using the best judgement of Mr. Lindholm. For evaluating the open-pit potential, RESPEC modeled a series of optimized pits using variable gold prices, mining costs, processing costs, and anticipated metallurgical recoveries. Mr. Lindholm used costs appropriate for open-pit mining in Nevada, estimated processing costs and metallurgical recoveries related to heap leaching, and G&A costs (Table 14-59). The factors used in defining cutoff grades are based on a gold price of $2,800/oz.

Table 14-59: Jasperoid Wash Pit Optimization Parameters

Item	ROM	Unit
Mining Cost - Waste	2.20	$/ton
Incremental Ore Mining Cost	0.09	$/ton
Crushing & Stacking	-	$/ton
Heap Leaching	3.64	$/ton
Process Rate	20,000	tons-per-day
Refining	2.15	$/ oz produced
General and Administrative Cost	1.14	$/ton
Gold Price	2,800	$/oz
Gold Recovery	variable	%

The Jasperoid Wash mineral resource estimate is the fully block diluted ID2 (high-grade domains) and ID3 (low-grade and outside modeled domains) estimate and is reported at variable cutoffs for open-pit mining. The cutoff for oxidized and transitional material is 0.003 oz Au/ton. Sulfide material is not included in the resources because no metallurgical test work has been done. No material is classified as Measured mineral resources. Table 14-60 and Table 14-61 present the estimates of the Indicated and Indicated and Inferred gold mineral resources within the $2,800/oz Au pits. The breakdown of mineral resources by oxidation state is given in Appendix C. The base case reported resources at a cutoff grade of 0.003 oz Au/ton are in bold print in all tables. A representative cross section of the gold block model at Jasperoid Wash is given in Figure 14-24. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The metal prices used for resource reporting, pit optimizations and determination of the gold cutoff grade are derived from consensus commodity price forecasts as of September 2025, as provided by CIBC, and prices used to report resources recently filed on SEDAR+. When this current technical report was completed, several filed technical reports provided resources at gold prices between $2,500 and $3,000/oz Au. The spot price was over $4,000/oz Au, and the three-year moving-average price was about $2,385/oz Au and rising.

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Table 14-60 and Table 14-61, as well as the tables in Appendix C, present the Jasperoid Wash mineral resources in pits optimized at $2,800/oz Au at cutoff grades both lower and higher than the base case of 0.003 oz Au/ton. The analysis is presented to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating mining costs and gold prices. All tabulations at cutoff grades higher than the base case of 0.003 oz Au/ton represent subsets of the current mineral resources. All tabulations at cutoff grades lower than the base case reflect the potential for increased resources at Jasperoid Wash, although Orla is not relying on increases in gold prices or decreases in mining costs in the future.

Table 14-60: Jasperoid Wash Indicated Gold Mineral Resources

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	6,769,000	0.009	58,000
0.003	6,211,000	0.009	57,000
0.004	5,541,000	0.010	54,000
0.005	4,922,000	0.011	52,000
0.006	4,330,000	0.011	48,000
0.007	3,596,000	0.012	44,000
0.008	2,911,000	0.013	38,000
0.009	2,279,000	0.015	33,000
0.010	1,799,000	0.016	29,000
0.015	764,000	0.021	16,000
0.020	400,000	0.025	10,000
0.025	155,000	0.029	4,000
0.030	35,000	0.036	1,000
0.035	18,000	0.041	1,000
0.040	10,000	0.045	-
0.045	3,000	0.048	-
0.000	-	0.000	-

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Table 14-61: Jasperoid Wash Inferred Gold Mineral Resources

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	11,991,000	0.007	84,000
0.003	11,086,000	0.007	82,000
0.004	9,903,000	0.008	77,000
0.005	8,718,000	0.008	72,000
0.006	7,404,000	0.009	65,000
0.007	5,162,000	0.010	51,000
0.008	2,984,000	0.012	35,000
0.009	1,805,000	0.014	25,000
0.010	1,287,000	0.015	20,000
0.015	531,000	0.021	11,000
0.020	213,000	0.025	5,000
0.025	76,000	0.032	2,000
0.030	45,000	0.035	2,000
0.035	21,000	0.039	1,000
0.040	7,000	0.042	-
0.000	-	0.000	-
0.000	-	0.000	-

Notes:

1.	The estimate of mineral resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	In-situ mineral resources are classified in accordance with CIM Standards.
3.	The base case reported mineral resources at a gold price of $2,800/oz Au is shown in bold, and has an effective date of September 30, 2025.
4.	Tabulations at higher and lower cutoff grades than the base case are presented to demonstrate sensitivities to fluctuating mining costs and gold prices.
5.	Tabulations comprise all model blocks at variable cutoff grades within the $2,800/oz Au optimized pits. Pit optimizations used a throughput rate of 20,000 tons/day; assumed minimum metallurgical recoveries are variable for ROM ore; waste mining costs of US$2.20/ton mined; heap leaching costs of US$3.64/ton; and general and administrative costs of $1.14 for ROM ore.
6.	Tabulations at cutoff grades higher than the base case of 0.003 oz Au/ton represent subsets of the current mineral resources.
7.	Tabulations at cutoff grades higher than the base case reflect the potential for increased resources, although Orla is not relying on increases that might result from decreased mining costs or increasing gold prices in the future.
8.	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
11.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

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1918000
1919000
1920000
1921000
8000
7000
$2800 Pit
$2800 Pit

RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

0 500 1000 Feet

Gold Domains

- Low-grade
- High-grade
- Faults

Drill-Hole Assay And Block Model Grade Color Codes

oz Au/ton:	Color:	oz Au/ton:	Color:
<0.0000		0.0058-0.0146	
0-0.00146		0.0146-0.0233	
0.00146-0.0029		0.0233-0.0292	
0.0029-0.0038		0.0292-0.0583	
0.0038-0.0047		0.0583-0.0875	
0.0047-0.0058		>0.0875	

ORLA MINING

Orla Mining
Jasperoid Wash, Au Block Model, Section N14696822

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-24: Jasperoid Wash Gold Domains and Block Model – Section N14675822

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Table 14-62 presents tabulations from the Jasperoid Wash block model at a constant cutoff grade of 0.003 oz Au/ton at gold prices higher and lower than the base case for reported resources in Table 14-60 and Table 14-61. The base case resources reported at a gold price of $2,800/oz Au and cutoff grade of 0.003 oz Au/ton are the same as in Table 14-60 and Table 14-61, and are shown in bold print. Pits for each sensitivity case were optimized using the parameters given in Table 14-59 at variable gold prices. The potential for fluctuating mining, processing, materials, labor, etc.costs is not factored into the sensitivity analysis. All oxide and transitional material at a cutoff grade of 0.003 oz Au/ton is combined in the tabulations for all sensitivity cases. The analysis is presented solely to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating gold prices. All tabulations at gold prices lower than $2,800/oz Au represent subsets of the material contained within the optimized pit within which current mineral resources are reported in Table 14-60 and Table 14-61. All tabulations within pits at gold prices higher than $2,800/oz Au reflect the potential for increased resources at Jasperoid Wash, although Orla is not relying on these increases in gold prices in the future.

Table 14-62: Jasperoid Wash Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.003 oz Au/ton

Sensitivity Case Classification	Cutoff Grade oz Au/ton	Tonnage Tons	Gold Grade oz Au/ton	Contained Gold oz Au
Sensitivity Case at $2,400/oz Gold
Indicated	0.003	5,246,000	0.010	52,000
Inferred	0.003	9,394,000	0.008	70,000
Sensitivity Case at $2,600/oz Gold
Indicated	0.003	5,833,000	0.010	56,000
Inferred	0.003	10,419,000	0.008	80,000
Base Case at $2,800/oz Gold
Indicated	0.003	6,211,000	0.009	57,000
Inferred	0.003	11,086,000	0.007	82,000
Sensitivity Case at $3,000/oz Gold
Indicated	0.003	7,528,000	0.009	65,000
Inferred	0.003	13,726,000	0.007	96,000
Sensitivity Case at $3,200/oz Gold
Indicated	0.003	8,509,000	0.008	71,000
Inferred	0.003	15,162,000	0.007	105,000
Sensitivity Case at $3,400/oz Gold
Indicated	0.003	9,618,000	0.008	77,000
Inferred	0.003	17,709,000	0.007	119,000

Notes:

1.	The estimate of resource sensitivity cases was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	All sensitivity cases were derived from the block model from which Jasperoid Wash mineral resources were reported and are classified in accordance with CIM Standards.
3.	All sensitivity cases were tabulated within pits optimized using the parameters in Table 14-59 at variable gold prices. The potential for fluctuating mining, processing, materials, labor, etc. Costs is not factored into the sensitivity analysis.
4.	All oxide and transitional material at a cutoff grade of 0.003 oz Au/ton is combined in the tabulations for all sensitivity cases.
5.	Tabulations at higher and lower gold prices than the base case resources reported at $2,800/oz Au, which are bolded in the table, are presented to demonstrate sensitivities to fluctuating gold prices.
6.	Tabulations at gold prices lower than $2,800/oz Au represent subsets of the material contained within the optimized pit within which current Jasperoid Wash mineral resources are reported.
7.	Tabulations within pits at gold prices higher than $2,800/oz Au reflect the potential for increased resources, although Orla is not relying on increases that might result from increasing gold prices in the future.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
10.	Rounding may result in apparent discrepancies between tons, grade, and metal content.

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Although Mr. Lindholm is not an expert with respect to environmental, permitting, legal, title, taxation, socio-economic, marketing, or political matters, Mr. Lindholm is not aware of any unusual factors relating to these matters that may materially affect the Jasperoid Wash mineral resources as of the effective date of this Technical Report.

14.4.5	Jasperoid Wash Geo-Metallurgical Model

A cyanide-soluble gold block model was estimated using AuCN/AuFA ratios calculated from AuCN shaker test and total fire-assay gold assays. The AuCN/AuFA ratios are plotted in the CCP shown in Figure 14-24. Cyanide-soluble gold domains were interpreted on east-west cross sections spaced at 98.5 ft intervals. The percent reduced attribute in logged drill-hole data was used when no AuCN values were available. A cross section showing the cyanide-soluble gold domains is given in Figure 14-25.

Figure 14-25: Cumulative Probability Plot of Jasperoid Wash AuCN/AuFA Ratios

Only about 12% of all fire-assay gold values in the database have corresponding AuCN analyses (Table 14-53). Of the samples with AuCN assays inside modeled AuCN/AuFA ratio domains, approximately 28% have AuCN analyses. Within the high-grade gold domain, which is a proxy for economic mineralization, ~72% of the gold assays have corresponding AuCN analyses (Table 14-54).

ID3 was used to estimate the ratios. Only AuCN/AuFA ratios for samples with fire-assay gold grades of ≥0.0015 oz Au/ton were used in the estimate. The AuCN/AuFA ratio block model is lower in confidence than the gold block model because no quality control or database auditing was done on the AuCN analyses, and due to the relatively few cyanide-shaker assays.

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1918000
1919000
1920000
1921000
8000
7000
Geology
Tertiary Intrusive
Middle Conglomerate
Lower Siltstone
Tonka Formation
Chainman Formation
Webb Formation
Tripon Pass Formation
Gold Domains
Cyanide-soluble gold domain
Faults
0 500 1000 Feet
RESPEC
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
ORLA MINING
Orla Mining
Jasperoid Wash, Cyanide-Soluble Gold Domain, Section N14696822
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 28 May, 2025

Note: clay zones tend to follow faults and intrusives in structural corridor

Figure 14-26: Jasperoid Wash Geology and Metallurgical Models – Section N14675822

Referencing criteria defined in Section 13, blocks with estimated AuCN/AuFA ratios of 70% or greater are considered to have relatively good recovery and are categorized as oxidized. Blocks with estimated AuCN/AuFA ratios of between 50 and 70% are categorized as transitional material and are considered to be moderately recoverable. Transitional and oxidized material are included in the reported mineral resources blocks, however, material with estimated AuCN/AuFA ratios of less than 50% are not sufficiently recoverable with cyanide processing to be reported.

Search ellipses, orientations, and distances similar to those used for the Jasperoid Wash gold block model were used to estimate the cyanide-soluble gold ratios. The geo-metallurgical model can only be considered preliminary and is not sufficiently reliable to be used for mineral reserves.

14.4.6	Jasperoid Wash Clay Model

Clay contents were logged in drill holes by Orla and previous operators as intensities of 0 through 3, with 3 being the strongest. Metallurgical test work indicates that material with high clay contents may require agglomeration. Orla constructed a 3D solids model that delineates areas with a majority of samples with logged clay intensities of 2 and 3. The high-clay zones parallel the steeply dipping dikes and faults in the structural corridor. Clay zones were interpreted to follow bedding outside the structural corridor, and near the surface within the corridor.

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14.4.7	Jasperoid Wash Density

There were no density measurements available for Jasperoid Wash prior to 2022. Orla provided 55 density measurements from five core holes drilled in 2023 with the deposit database in 2024. However, RESPEC was unaware that these data existed until well after the effective date of the Jasperoid Wash mineral resource estimate and consequently did not evaluate and incorporate into the model. Since only five density measurements were known at the time, RESPEC considered that small quantity of density data to be insufficient for properly representing the different lithologic and alteration types at Jasperoid Wash. Mr. Lindholm, therefore, assigned density values to the gold block model based on similar rock units at Dark Star. Mr. Lindholm will evaluate and incorporate all new density measurements into future Jasperoid Wash model updates. The values assigned to the units in the block model are presented in Table 14-63.

Table 14-63: Density Values Applied to the Jasperoid Wash Block Model

Formation	AuCN/AuFA Domain	Density (g/cm3)
Tomera Fm eq. - Siltstone	In	2.55
	Out	2.5
Tomera Fm eq. – Conglomerate	In	2.55
	Out	2.45
Intrusive Rocks	In	2.5
	Out	2.4
Tonka Fm – Conglomerate	Out	2.5

Because clay alteration at Jasperoid Wash is locally strong and pervasive, the density values assigned according to Table 14-58 were reduced for blocks within the modeled high-clay zone solid. The densities of blocks at least 50% within the clay solid (Section 14.4.4) were modified by averaging the assigned value and a clay alteration density of 2.2 g/cm3.

14.4.8	Discussion of Jasperoid Wash estimated Mineral Resources

The Inferred mineral resource classification reflects the current level of geologic understanding and support for Jasperoid Wash. It is likely, however, that the estimated mineral resources are fairly estimated in the area of relatively dense drilling. The deposit is open to the south, north and east, so additional drilling could increase the resources as currently stated. Plan versus sectional volumes and cumulative-probability and quantile plots comparing polygonal, inverse-distance, kriged, and nearest neighbor estimates indicate that the mineral resource estimation is reliable. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

There are a few risks in the mineral resource estimate that should be noted. The most significant involves the geologic model. The orientations and continuity of the dikes, and consequently clay alteration, are not well known. The ramification is that there could be additional costs associated with processing material with high clay contents. Other risks include the lack of density measurements and the low number of cyanide-soluble gold assays in the deposit.

There is no historical QA/QC. Consequently, the reliability of pre-Gold Standard data, and therefore model block grades derived predominantly from historical data, is diminished and contributes to the low quantity of Indicated material in the model. Gold Standard and Orla did infill drill some areas where historical drilling dominated, so the risk is mitigated in these areas.

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Although the geologic model was modified by Orla, the veracity of the previous gold domain model could be evaluated with respect to the new drill data because the overall geometry of mineralization was not significantly changed. Only the location of some lithologic contacts and offsetting faults were modified. At most, modest changes to gold domains in local areas resulted from the new 2019 to 2023 drilling. The most significant changes resulted from the 2024 drill holes, which infilled areas that previously had limited or no drilling in the relatively shallow, stratabound mineralization on the east side of the deposit. The changes to the gold domains were generally positive, and demonstrated continuity of mineralization where domains were not previously projected. Both tons and grade were generally increased in the infilled areas of the model.

Although the geologic model was modified and modest changes in the gold domains were made as a result of the 54 post-FS drill holes, an upgrade of some of the material to Indicated classification was warranted. The upgrade was justified by confirmation of the overall orientation and extent of the gold domain model within the structural corridor and parallel to bedding, and the addition of metallurgical test work on oxide material.

Infill drilling is still required to upgrade Inferred mineral resources to Indicated, particularly between the 350-ft spaced drill-hole fences. RESPEC evaluated the 2024 drilling with respect to the 2022 FS gold domains, and noted that the model was generally confirmed by new drill-holes drilled within 150 ft of older holes. Beyond 150 ft from drilling, the model was generally confirmed, but the thickness, extent and grade of low- and high-grade domains could vary significantly. Density data in sufficient numbers to properly represent the different lithologic and alteration types should be obtained. The density data should also be spatially representative.

There is the possibility of additional risk that has resulted from the conversion from metric to Imperial units of drill-hole collar coordinates. Gold Standard and Orla holes were surveyed in metric units, so the direct conversion of northings and eastings using a factor of 1 m = 3.280833333 ft maintained the spatial relationship between these drill-hole data and associated geology modeling, domains and block model, which were also converted using identical values. However, it is believed that some historical drill collars were originally surveyed in feet and later converted to metric. Comparisons of metric and Imperial coordinates in the collar tables received from Orla indicate conversion factors were inconsistently applied. Because values of northings and eastings are so large, discrepancies up to 150 ft can result by application of conversion factors that differ in the fifth decimal place. The risks associated with such potential discrepancies have been accounted for in the classification all gold mineral resources as Inferred. If higher classification is to be considered for future resource estimates at Jasperoid Wash, such potential discrepancies in areas relying predominantly on historical data should be considered.

14.5	North Bullion Deposits Mineral Resources

The North Bullion mineral resources are located within the North Railroad project, which is an extensive area that consists of several gold deposits at various stages of exploration and drilling. The terms “North Bullion deposits” and “North Bullion resources” refer to gold mineralization in the South Lodes (AREA code = 1), Sweet Hollow (AREA = 2,3), Sweet Hollow North (AREA = 4), North Bullion (AREA 5), North Bullion North (AREA = 6) and POD (AREA = 7) zones. Due to similarities in geometry of mineralization and location, South Lodes is commonly combined with the Sweet Hollow deposits for general discussion and statistics.

This North Bullion estimate is based on data derived from drilling completed into 2023, through drill holes RR23-17, RRC23-04, SH22-07, SHC22-02, POD22-17, and PODC22-02. All gold data was received for the 2023 drilling by December 22, 2023, which is the effective date of the database. Although the gold estimate was completed as of February 28, 2024, the effective date of the North Bullion mineral resource estimate is September 30, 2025 when the reporting gold and silver prices were chosen and new pit optimizations were started. Gold resources are reported herein.

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Seven drill holes (6,860 ft) were drilled at the North Bullion deposit in 2024 and 2025, but were not included in the model update, and are not included in Table 14-57. No auditing or QA/QC evaluations were done on this data set. The 2024 and 2025 holes were evaluated with respect to the reported mineral resource estimate, the impacts of which are described in Section 14.5.6.

14.5.1	North Bullion Database

Since 1969, 14 companies have conducted exploration drilling at North Bullion, including Gold Standard, which began drilling in 2010, and Orla, which acquired Gold Standard in 2022. Of the known drilling types in the drill-hole database, 124 are core holes (34.5% of footage), 396 are RC holes (57% of footage), 37 are RC holes with core tails (14.5% of footage) and 45 are rotary (4% of footage), totaling 471,035.6 ft in 607 holes (Table 14-64). The drilling type for five holes (2,837 ft, 0.6% of total footage) is unknown or not documented in the database. There is no QA/QC data for the historical, pre-Gold Standard holes, which currently represent 62.5% (190,290.5 ft) of the holes in the mineral resource database. A drill-hole map with an outline of the current reported resource is given in Figure 14-27.

Table 14-64: Summary of Drilling at North Bullion

Type of hole	Count	Drilled Feet
Core	124	146,661.3
RC	396	241,813.0
RC/Core Tail	37	62,149.3
Rotary	45	17,575.0
Unknown	5	2,837.0
Grand Total	607	471,035.6

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Form 43-101F1 Technical Report

1913000
1914500
1916000
1917500
1919000
1920500
1922000
14729500
14728000
14726500
14725000
14723500
14722000
14720500
Property Outline

- GSV and Orla Drilling
- Historical Drilling
- Resource Outline
- Contours (5 ft)
- Contour Index (25 ft)

North Bullion Area

N
W E
S

Feet
0 950 1,900

Client

ORLA MINING

Consultant

RESPEC Reno Office
775-856-5700

Project

SOUTH RAILROAD PROPERTY
ELKO COUNTY, NEVADA

Title

North Bullion Deposit
Drill Hole Map - Resource Area

Coordinate System:	UTM NAD 27 Zone 12 / Units: US Feet
MMM-DD-YYYY:	26 January 2020

Figure 14-27: North Bullion Deposit Drill-Hole Map and Mineral Resource Outline

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Descriptive statistics of all North Railroad drill-hole analytical data audited and imported into MinePlan by RESPEC are summarized in Table 14-65. In all, there are 38 drill holes with density data, which is ~7% of all drill holes. All but three of the holes are well distributed throughout the North Bullion deposit. Only two holes at Sweet Hollow and one at South Lodes have density data, and none at POD have density measurements. No core recovery and RQD data were received from Gold Standard or Orla.

Table 14-65: Descriptive Statistics of Sample Assays in North Bullion Mineral Resource Database

	Valid	Median	Mean	Std. Dev.	CV	Minimum	Maximum	Units
From	92,128					0	3623.0	ft
To	92,128					0.0	3627.5	ft
Length	92,128	5.0	5.1			0.0	760.0	ft
TYPE	36,937					1	7
Au	83,404	0.0003	0.0038	0.0207	5.3717	0	1.1523	oz Au/ton
Ag	73,338	0.0102	0.0668	1.5786	23.6167	0	291.690	oz Ag/ton
AuCN	4,795	0.0000	0.0031	0.0158	5.0625	0	0.3602	oz Au/ton
Density	1,049	2.65	2.65	0.25	0.10	2	7.76	g/cm3

The North Bullion database contains 83,404 accepted gold assay records (Table 14-65). The total number of rejected gold assays is seven. These records from four holes drilled by Royal Standard were rejected because they are composited intervals with lengths up to 135 ft.

A total of 73,338 of the accepted gold assay samples in the database have silver values, but 19,823 of these are values of “0”, which could be below detection limit assays. Subtracting these zero-value assays, 53,515 (64%) have silver values that are above detection limits. Similarly, 4,795 sample intervals with gold analyses had values for AuCN. Of these, 2,835 were values of zero, leaving 1,960 (2.4%) with values above detection in 68 holes.

Available collar locations, down-hole survey data, and gold analyses, primarily for Gold Standard/Orla data, were audited for verification purposes as described in Section 12. The database also contains logged geologic features, including rock types, formations, faults, vein type, silicification, clay, dolomite, limonite, hematite, carbonate, sulfide percent, and percent reduced (unoxidized), all of which were imported. The logged geology was reviewed and used in modeling the geology and gold domains.

14.5.2	North Bullion Geologic Model

Prior to the acquisition by Orla, Gold Standard had provided geologic interpretations of faults, formation contacts and refractory material as surfaces and solids for all North Bullion deposit areas (North Bullion, Sweet Hollow, POD, and South Lodes). All geologic surfaces and solids were initially interpreted by Gold Standard on north-south cross-sections by use of surface maps and down-hole drill data. RESPEC expanded the fault and formation surfaces into areas between deposits to cover the entire block model area. To accomplish this, Gold Standard’s surfaces were sliced and modeled on northwest-oriented sections, then new surfaces were made. Because the sectional polygons were snapped to drill holes in three dimensions, the proper drill-hole intercepts were honored by the surfaces. Finally, RESPEC combined the new upper and lower geologic rock unit and fault surfaces to produce geologic formation solids for coding the block model. The new sections, surfaces and solids were provided to Gold Standard for review, and when areas of disagreement were encountered, RESPEC worked with Gold Standard geologists to produce a coherent, agreed upon geologic model.

Coded formation units include the Mississippian Chainman Formation and Webb/Tripon Pass Formations, which are predominantly clastic sediments (although the Tripon Pass Formation is a silty micrite). The solid representing the Devonian Devil’s Gate Limestone includes Sentinel Mountain Dolomite and upper Nevada Group rocks. Similarly, the Devonian Oxyoke Formation solid (calcareous sandstones) contains units form the lower Nevada Group. Tertiary units include the Elko Formation (conglomerate), Indian Well Formation (tuffaceous units), and Bullion stock intrusive body. Quaternary colluvium occurs locally in the model, and surfaces modeled by Gold Standard were snapped to drill holes and made into solids.

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The modeled faults in the North Bullion area define a major northeast-striking, northeast-plunging horst that is part of the North Bullion Fault Zone (NBFZ). The NBFZ is about 985 ft (300 m) wide with apparent normal displacement on some structures greater than 1,970 ft (600 m) (Jackson et al, 2015). An open fold is centered on the horst. Several major offsetting horst faults were modeled by Gold Standard, including the Bullion, Massif, Carbonate High East, Carbonate High West, NE and N30E faults. Formation contacts, and consequently gold domains that follow bedding, were modeled as offsetting across these and other faults.

The refractory solid was reviewed on section with logged drill-hole data, including limonite, hematite, redox percent and sulfide percent. In general, the modeled solid was determined to be a reasonable representation of refractory material, and correlates to redox percent ≥50%. Some internal predominantly oxide material was noted within the solid, and some predominantly reduced material was outside the solid, but the majority of the data is properly honored. Solid boundaries also appear to be properly snapped to respective drill-hole intercepts in three dimensions. The only modifications made by RESPEC were to repair self-intersecting polygons resulting from verification errors, and removal of internal spikes that Gold Standard determined were introduced during solid construction.

The formation and refractory solids, as well as the fault surfaces, for the POD, Sweet Hollow, and South Lodes deposit areas were modified by RESPEC to new drilling for the current FS model. The formation and gold domain models in those deposit areas are offset along many faults in the NBFZ as originally interpreted. However, northeast of the Cherry Springs fault, Orla significantly reinterpreted the geologic model, primarily to exclude all but one offsetting fault (Bullion fault). As a result, there is a disconnect between the modeled geology on each side of the Cherry Springs fault. A significant volume of multi-lithic breccia, which was not well understood in prior models, was added to the North Bullion deposit geologic model. Gold domains at the North Bullion deposit were remodeled to reflect Orla’s new geologic interpretations. Mr. Lindholm recommends that Orla normalize the geologic model across the entire North Bullion deposit area as either the previous heavily faulted horst structural corridor, or stratigraphy that is primarily folded with only a few offsetting faults.

The Webb and Tripon Pass Formations are the primary hosts for gold, although some mineralization extends upward into Chainman Formation, such as the POD deposit, and below into Devil’s Gate Limestone. All geologic interpretations from both RESPEC’s and Orla’s models, in combination with assays and logged data, were used to guide gold domain modeling.

14.5.3	North Bullion Gold Domains and Estimation

14.5.3.1	Gold Domain Model

Gold domains based on sample assay ranges were interpreted on sections spaced 98.5 ft apart, oriented N40°E and looking northwest. The section orientation was chosen to be perpendicular to the overall strike of stratigraphy and mineralization, which are dipping ~15° to the northeast. Local dips can vary from moderately southwest to moderately northeast, however, stepped fault offsets or monoclines keep the overall dip at about 15° to the northeast. The POD mineralization is on the same strike but dips ~70° northeast. Domains were defined based on population breaks on CPP’s made for gold data by deposit (Figure 14-28, Figure 14-29, and Figure 14-30). The domain grade ranges were originally determined using assay data in g Au/t and converted to oz Au/ton. The CPP’s were remade to reflect Imperial units, but some of the grade breaks apparent on the metric chart were not as readily apparent on the Imperial chart. The lower limit of the low-grade gold domains does not plot on the CPP’s because the level of precision of the statistical package used is only three decimal places. Grade ranges converted from those originally determined in metric units were retained (Table 14-66) and used for modeling gold domains. Descriptive statistics of assays by the modeled domains are presented in Table 14-67.

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Figure 14-28: Cumulative Probability Plot of North Bullion Gold Assays

Figure 14-29: Cumulative Probability Plot of Sweet Hollow Gold Assays

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Figure 14-30: Cumulative Probability Plot of POD Gold Assays

Table 14-66: Modeled Gold Domain Grade Ranges, North Bullion Deposits

Gold Domain
Deposit	Low-Grade (oz Au/ton)	Mid-Grade (oz Au/ton)	High-Grade (oz Au/ton)
North Bullion	0.0006 to 0.0044	0.0044 to 0.0437	>0.0437
Sweet Hollow, South Lodes	0.0006 to 0.0073	0.0073 to 0.0437	>0.0437
POD	0.001 to 0.0088	0.0088 to 0.0277	>0.0277

Table 14-67: North Bullion Descriptive Statistics by Gold Domain

	Valid	Median	Mean	Std. Dev.	CV	Minimum	Maximum	Units
Low-Grade Gold Domain
From	13,272					0	2720.0	ft
To	13,272					0.6	2728.0	ft
Length	13,272	5.0	4.8			0.0	555.0	ft
TYPE	13,272					1	7
Au	12,758	0.0017	0.0025	0.0033	1.3036	0	0.1100	oz Au/ton
Au capped	12,758	0.0017	0.0025	0.0030	1.2013	0	0.0590	oz Au/ton
AuCN	1,232	0.0000	0.0008	0.0017	2.1948	0	0.0180	oz Au/ton
AuCN/AuFA ratio	412	47.0	44.1	34.4	0.8	0.0	171.0%
Mid-Grade Gold Domain
From	6,520					0	2232.0	ft
To	6,520					3.0	2237.5	ft
Length	6,520	5.0	4.6			0.0	16.1	ft
TYPE	3,204					1	0%

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	Valid	Median	Mean	Std. Dev.	CV	Minimum	Maximum	Units
Au	6,262	0.0100	0.0127	0.0101	0.7949	0	0.1430	oz Au/ton
Au capped	6,262	0.0100	0.0127	0.0101	0.7949	0	0.1430	oz Au/ton
AuCN	1,117	0.0003	0.0039	0.0079	2.0249	0	0.1456	oz Au/ton
AuCN/AuFA ratio	922	5.0	30.6	35.4	1.2	0.0	122.0%
High-Grade Gold Domain
From	2,043					0	1950.0	ft
To	2,043					5.0	1952.0	ft
Length	2,043	5.0	4.6			0.0	32.0	ft
TYPE	1,154					1	7	0
Au	1,945	0.0592	0.0887	0.0924	1.0423	0	0.8806	oz Au/ton
Au capped	1,945	0.0592	0.0887	0.0924	1.0423	0	0.8806	oz Au/ton
AuCN	501	0.0020	0.0174	0.0431	2.4736	0	0.3602	oz Au/ton
AuCN/AuFA ratio	477	4.0	23.9	32.6	1.4	0.0	96.0%
Outside Modeled Gold Domains
From	70,293					0	3623.0	ft
To	70,293					0.0	3627.5	ft
Length	70,293	5.0	5.2			0.0	760.0	ft
TYPE	26,923					1	7	0
Au	62,439	0.0002	0.0006	0.0070	11.9073	0	1.1523	oz Au/ton
Au capped	62,439	0.0002	0.0004	0.0010	2.2668	0	0.0180	oz Au/ton
AuCN	1,945	0.0000	0.0005	0.0060	12.6568	0	0.2240	oz Au/ton
AuCN/AuFA ratio	149	54.0	70.5	82.1	1.2	1.0	253.0%

During a site visit in July 2020, Mr. Lindholm reviewed core from RR12-01A and RR13-08 from the North Bullion deposit, and RR10-12 from POD. As with Orla’s more advanced projects, an effort was made to determine the geologic characteristics of each domain. Gold Standard staff geologists provided guidance and expertise with respect to the geology of the deposits and the nature of gold mineralization during the visit. The following characteristics were observed with respect to gold domains, and mineralization in general:

•	The Mississippian-age Tripon Pass and Webb formations are the primary hosts for mineralization. Overlying Mississippian Chainman Formation and underlying Devonian Devil’s Gate Limestone are mineralized as well, but to a lesser degree.
•	As with Carlin-Type deposits in general, the geologic characteristics associated with grade domains are not always readily apparent. Transitions between low-, mid- and high-grade domains can take place with no macroscopic change in alteration, veining or mineralogy.
•	There is an association between higher gold grades and increased silicification, which is weak to moderate at best. Higher gold grades are also associated with carbonaceous material, decalcification, sooty and clotty sulfides, barite, quartz vein and breccia, crackle breccias, and especially multi-lithic breccia. Silica flooding and multi-lithic breccia development seem to be important.
•	Gougy material and rubblized core often contain high to very high grades.
•	Sulfides are not always visible, but their presence is indicated by iron sulfates in older core.
•	In RR12-01A, mid-grade domain assays are associated with non-descript mudstone and sandstone, rubbly core, little silicification, but has locally abundant sooty and clotty pyrite in 0.5 to 2 ft intervals. Deeper mid-grade mineralization occurs with weak to moderate silicification in siltier and sandier rock that contains almost no calcite. Crackle breccia is ubiquitous, and there are only local concentrations of pyrite in breccias with quartz veins.

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•	In RR12-01A, the high-grade domain mineralization occurs as very soft black carbonaceous mudstone with slickensides in hydrothermal graphite. It also contains abundant realgar and orpiment with calcite in veins, and silicification is weak to absent.
•	In the POD core hole, pyrite appears to be more abundant in higher-grade zones than in the North Bullion deposit.
•	Mid-grade domain assays in the POD hole occur in carbonaceous, soft, rubbly core that contains some sooty pyrite. Higher grades are associated with black fine- to coarse-grained sandstone with weak and some moderate silicification. Sooty sulfides and barite are present.
•	In carbonate units, black rock with no limestone textures can be mineralized. Vuggy carbonate rocks with calcite veins and more recognizable limestone colors and textures are generally unmineralized.

To summarize, gold mineralization increases with increasing sulfide content, breccia development and porosity. More favorable porosity is inherent in coarser-grained sedimentary lithologies or developed by structural preparation and/or decalcification. Structural preparation ranges from localized fractures to wider gouge zones, and to broad zones of fractures and stockwork breccias.

The overall geometry of the North Bullion deposits is stratiform mineralization within horst faults or antiforms. Southwest of the Cherry Springs fault, a horst block is defined on the northwest side by the northeast-striking Northeast fault, and on the southeast side by the north-striking North Bullion Corridor fault. Within the horst are the northerly-striking Massif, Carbonate High East and N30E faults, and the northwesterly-striking Carbonate High West fault. Northeast of the Cherry Springs fault, the Bullion fault defines the eastern side of the structural zone, and moderately west- to northwest-dipping stratigraphy defines the west side. The relationship between gold mineralization and major faults mapped on the surface or interpreted on section is not well understood. As at Dark Star, the primary horst-bounding faults or the limbs of antiforms appear to define the boundaries between strongly mineralized and weak to unmineralized zones, but there is no indication that mineralization occurs within faults.

The mineralization in Sweet Hollow and South Lodes is stratiform, and offset by various faults. POD mineralization is more steeply dipping, and occurs within the Chainman Formation, unlike the other deposits, which are hosted primarily by the Tripon Pass and Webb Formations. The contrary orientation and host unit is not fully understood. However, Gold Standard has modeled the POD South fault in the footwall of mineralization as a possible explanation. No offset of stratigraphy was noted across this fault by MDA/RESPEC modelers.

As noted in the previous section, geologic logging and interpretations, along with observations of core directly or in photos, were used to guide mineral-domain modeling. Mineral domains were generally drawn parallel to stratigraphic contacts, per guidance from Orla. Gold domains were offset across faults according to sense-of-movement indicated by Gold Standard/Orla or RESPEC interpretations. Schematic cross sections in the North Bullion, Sweet Hollow and POD deposits are given in Figure 14-31, Figure 14-32, and Figure 14-33 respectively. After sectional interpretations were completed, gold domains were snapped to drill holes in three dimensions and modeled to 10 ft-spaced long sections located at each mid-block plane in the block model.

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1919000
1920000
6000
5000
$2800 Pit
Cherry Springs Fault
Carbonate High East Fault
Feet
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
Geology
Quaternary Colluvium
Indian Well Fm
Elko Fm
Chainman/Webb Fms
Chainman Fm-Micrite Interbeds
Devils Gate Limestone
Oxyoke Fm
Multilithic Breccia
Gold Domains
High-grade
Mid-grade
Low-grade
Faults
Drill-Hole Assay Color Codes
oz Au/ton: Color: oz Au/ton: Color:
0.0000-0.00058 0.0044-0.0160
0.00058-0.00064 0.0160-0.0365
0.00064-0.0022 0.0365-0.0438
0.0022-0.0036 0.0438-0.1458
0.0036-0.0044 0.1458-0.3500
>0.35
Orla Mining
North Bullion, Au Domains
Section NW 3447.5
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-31: North Bullion Deposit Gold Domains and Geology – Section NW3447.5

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1916000
1917000
1918000
7000
6000
$2800 Pit
$2800 Pit
Mahal Fault
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
0
500
1000
Feet
Geology
Quaternary Colluvium
Indian Well Fm
Elko Fm
Chainman Fm
Webb/Tripon Pass Fms
Devils Gate Limestone
Multilithic Breccia
Gold Domains
High-grade
Mid-grade
Low-grade
Faults
Oxide/Refractory
Boundary
Drill-Hole Assay Color Codes
oz Au/ton: Color: oz Au/ton: Color:
0.0000-0.00058
0.00058-0.00064
0.00064-0.0022
0.0022-0.0036
0.0036-0.0044
0.0044-0.0160
0.0160-0.0365
0.0365-0.0438
0.0438-0.1458
0.1458-0.3500
>0.35
Orla Mining
Sweet Hollow, Au Domains
Section NW 1773
South Railroad Project
Elko County, Nevada
COORDINATE SYSTEM: UTM NAD 27 Zone 11
DATE: 30 September, 2025

Figure 14-32: Sweet Hollow and South Lodes Deposits Gold Domains and Geology – Section NW1773.0

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1916000
$2800 Pit
POD-05-03
EMRR-9721
NR061
POD-05-02
POD-05-01
EMRR-9602
POD22-15
WC8901
WC8902
7000
7000
1916000
0 100 200
Feet

Geology

- Quaternary Colluvium
- Indian Well Fm
- Elko Fm
- Chainman Fm
- Webb/Tripon Pass Fms
- Devils Gate Limestone
- Multilithic Breccia

Gold Domains

- Low-grade
- Mid-grade
- High-grade
- Faults
- Oxide/Refractory Boundary

Drill-Hole Assay Color Codes

oz Au/ton:	Color:	oz Au/ton:	Color:
0.0000-0.0009		0.0088-0.0160	
0.0009-0.0010		0.0160-0.0263	
0.0010-0.0029		0.0263-0.0277	
0.0029-0.0080		0.0277-0.1458	
0.0080-0.0088		0.1458-0.3500	
		>0.35	

RESPEC

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

ORLA MINING

Orla Mining
POD, Au Domains
Section NW 3053.5

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-33: POD Deposit Gold Domains and Geology – Section NW3053.5

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14.5.3.2	Gold Composites Statistics and Capping

The modeled gold mineral domains were used to assign codes to drill-hole samples. Quantile plots were made of the coded assays. Potential capping levels for each domain were assessed by identifying the grade above which outlier values occur. Applied capping grades (Table 14-68) were then determined after reviewing the outlier samples on screen with respect to grade and proximity of surrounding samples, geology, general location, and materiality. Descriptive statistics of sample assays by domain were also considered to evaluate the necessity for capping of assays (Table 14-68).

Table 14-68: North Bullion Capping Levels for Gold by Domain

Deposit	Low-Grade	Gold Domain Capping Grade (oz Au/ton)
		Mid-Grade	High-Grade	Outside Modeled Gold Domains
North Bullion	0.050	N/A	N/A	0.010
Sweet Hollow, South Lodes	0.035	N/A	N/A	0.018
POD	N/A	N/A	N/A	0.010

Once the capping was completed, the drill holes were down-hole composited to 10 ft intervals honoring domain boundaries. The 10 ft length was chosen to avoid de-compositing small fractions of the original 5 ft drilled sample intervals, which represent the vast majority of the sample lengths. Descriptive statistics by domain of the composited database are given in Table 14-69.

Table 14-69: North Bullion Descriptive Composite Statistics by Domain

	Valid	Median	Mean	Std Dev	CV	Minimum	Maximum	Units
Low-grade Gold Domain
Length	6,646	10.00	8.98			0.00	10.00	ft
Au	6,559	0.0018	0.0025	0.0028	1.1145	0.0000	0.0790	oz Au/ton
Au capped	6,559	0.0018	0.0025	0.0025	1.0148	0.0000	0.0406	oz Au/ton
AuCN	629	0.0000	0.0009	0.0016	1.8928	0.0000	0.0140	oz Au/ton
AuCN/AuFA ratio	272	40.0	41.8	34.1	0.8	0	162%
Mid-grade Gold Domain
Length	3,265	10.00	8.85	0.0	0.0	0.00	10.00	ft
Au	3,194	0.0104	0.0127	0.0083	0.6533	0.0001	0.1017	oz Au/ton
Au capped	3,194	0.0104	0.0127	0.0083	0.6533	0.0001	0.1017	oz Au/ton
AuCN	562	0.0004	0.0040	0.0074	1.8606	0.0000	0.1028	oz Au/ton
AuCN/AuFA ratio	489	6.0	30.4	35.0	1.2	0	120%
High-grade Gold Domain
Length	1,015	10.00	8.84	0.0	0.0	0.00	10.00	ft
Au	973	0.0590	0.0869	0.0803	0.9235	0.0011	0.6401	oz Au/ton
Au capped	973	0.0590	0.0869	0.0803	0.9235	0.0011	0.6401	oz Au/ton
AuCN	233	0.0024	0.0174	0.0389	2.2411	0.0000	0.3381	oz Au/ton
AuCN/AuFA ratio	225	4.0	23.9	32.0	1.3	0	92%
Outside Modeled Gold Domains
Length	36,645	10.00	8.55	0.0	0.0	0.00	10.00	ft
Au	33,881	0.0002	0.0006	0.0055	9.7220	0.0	0.5827	oz Au/ton
Au capped	33,881	0.0002	0.0004	0.0009	2.0459	0.0	0.0180	oz Au/ton
AuCN	929	0.0000	0.0007	0.0080	11.5114	0.0000	0.2240	oz Au/ton
AuCN/AuFA ratio	104	59.0	85.4	91.6	1.1	1	253%

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Correlograms were generated from the composited gold grades to evaluate grade continuity. Correlogram parameters were determined and applied to the kriged estimate, against which the reported inverse distance estimate was compared. The evaluated continuity of grade also contributed to classification of mineral resources. The correlogram results by domain are summarized as in Table 14-70.

Table 14-70: North Bullion Kriging Parameters by Domain

	North Bullion			Sweet Hollow/South Lodes			POD
Kriging Parameter	LG	MG	HG	LG	MG	HG	LG	MG	HG
Nugget	0.50	0.60	0.70	0.50	0.60	0.70	0.50	0.90	0.70
First Sill	0.35	0.15	0.15	0.35	0.15	0.15	0.10	0.05	0.15
First major range (ft)	100	30	40	100	30	40	120	20	40
First semi-major range (ft)	80	20	30	80	20	30	130	50	70
First minor range (ft)	130	110	70	130	110	70	200	50	50
Second sill	0.15	0.25	0.15	0.15	0.25	0.15	0.40	0.05	0.15
Second major range (ft)	1,000	125	95	1,000	125	95	200	130	80
Second semi-major range (ft)	1,000	95	115	1,000	95	115	240	160	130
Second minor range (ft)	1,000	120	70	1,000	120	70	210	170	80
Gold Domains: LG - Low-grade; MG - Mid-grade; HG - High-grade

14.5.3.3	Gold Estimation

The mineral resource block model is rotated to 310°, and the block dimensions are 10 ft by 10 ft by 10 ft. The small block size was utilized in order to evaluate underground-mineable potential of the resources. For open pit evaluation, the model was re-blocked using MinePlan’s MSDART software to 30 ft by 30 ft by 30 ft blocks. Four gold estimates were completed for each of the three deposit areas: a polygonal, nearest neighbor, inverse distance, and kriged, with the inverse-distance estimate being reported. All the estimates, excluding the polygonal, were run several times in order to determine sensitivity to estimation parameters, and to evaluate and optimize results. The inverse distance power was three (ID3) in modeled domains. The model was divided into eight estimation areas (ESTAR) to control search anisotropy, orientation, and distances according to the differing geometries of mineralization in each area during estimation. Table 14-71 summarizes search orientations and maximum search distances associated with each ESTAR by domain. Figure 14-34 shows the spatial relationship of the estimation areas to the deposit areas, gold domains and drilling. ESTAR 4 is the background estimation area and is not shown as a solid.

Table 14-71: Search Ellipse Orientation and Distances for North Bullion Estimation Areas

Estimation Area	Search Ellipse Orientation			Maximum Search Distance (ft)
	Azimuth (degrees)	Dip (degrees)	Rotation (degrees)	Low- Grade	Mid- Grade	High-Grade	Outside Domains
1	5	0	30	810	600	400	160
2	0	0	10	810	600	400	160
3	45	0	10	810	600	400	160
4	5	0	-10	810	600	600	160
5	5	0	-30	810	600	400	160
6	-30	0	-40	810	600	400	160
7	10	0	-50	810	600	400	160
8	-5	0	-55	810	600	400	160
Note: ESTAR 4 is background. Semi-major search distance = major search distance. The vertical search distance in the low-grade domain = major search distance ÷ 3. The vertical search distance in the mid- and high-grade domains = major search distance ÷ 4.

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(Non-transparent solids are estimation areas labeled with white numbers, transparent solids denote deposit areas)

Figure 14-34: Spatial Relationship Between North Bullion Deposits, Estimation Areas, Gold Domains and Drill Holes

One estimation pass was run for each domain, up to a maximum anisotropic search distance of 810 ft along the major axis. Search ellipse anisotropy varies from 1:1:3 to 1:2:4 (major versus semi-major versus minor axes). Composite-length weighting was applied to all estimation runs. Estimation parameters for each domain are given in Table 14-72.

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Table 14-72: North Bullion Estimation Parameters

(for search orientations and maximum distances, see Table 14-71)

Description	Parameter
Low-Grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 1 / 0.33
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	N/A
Mid-Grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 12 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 1 / 0.25
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	Sweet Hollow, South Lodes - 0.080 / 50
North Bullion Main and North, POD - 0.050 / 100
High-Grade Gold Domain
Samples: minimum/maximum/maximum per hole	1 / 9 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 1 / 0.25*
Inverse distance power	3
High-grade restrictions (grade in oz Au/ton, distance in ft)	All except POD - 0.060 / 0.75 * max distance
Outside Modeled Gold Domains
Samples: minimum/maximum/maximum per hole	2 / 12 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	1 / 1 / 0.25
Inverse distance power	2
High-grade restrictions (grade in oz Au/ton, distance in ft)	0.004 / 40
* - Exception: AREA 5, ESTAR 4 major to vertical axis search anisotropy is 0.33

14.5.4	North Bullion Gold Mineral Resources

Mr. Lindholm classified the North Bullion mineral resources giving consideration to confidence in the underlying database, sample integrity, analytical precision/reliability, QA/QC results, and confidence in geologic interpretations. Orla conducted some metallurgical test work on refractory material, which allowed for upgrade of classification from the entirely Inferred mineral resources reported in the 2022 FS (Sletten et al, 2022). Additional cyanide-leach assays were performed for new drilling, but the data is still limited overall. Only six new density measurements were obtained, so the data is still limited as well. Classification parameters are given in Table 14-73.

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Table 14-73: North Bullion Classification Parameters

Indicated
In modeled domain; And
Number of Samples ≥ 7 and isotropic distance ≤ 100 ft; Or
Number of Samples ≥ 4 and isotropic distance ≤ 50 ft; Or
Number of Samples ≥ 2 and isotropic distance ≤ 25 ft
Inferred
In modeled domain; Or
All estimated blocks outside modeled domains, and closest distance ≤ 60 ft*
Indicated Reduced to Inferred if:
Isotropic distance ≥ 33 ft and drill-hole confidence code ≤ 0.5**; Or
Outside North Bullion Main and North, inside refractory zone, and isotropic distance ≥ 40 ft; Or
In North Bullion Main and North, inside refractory zone, and isotropic distance ≥ 85 ft

*A strong search restriction on composites ≥0.004 oz Au/ton within 30 ft was applied

**Confidence code of '1' assigned to holes drilled by Gold Standard and Orla and '0' to pre-Gold Standard drill holes

Although adequate paper copy certificates were available to successfully audit the historical drill-hole data, there is insufficient information that would allow an evaluation of historical QA/QC data. This poses a moderate level of risk for the historical assays. Consequently, the reliability of pre-Gold Standard data, and therefore model block grades derived predominantly from historical data, is diminished and warrants a more restricted upgrade in classification from Inferred. This limitation was applied primarily to the Sweet Hollow, POD and South Lodes deposits, where the majority of drilling is historical. North Bullion drilling was predominantly done by Gold Standard and Orla.

Since the August 21, 2020 effective date of the database for North Bullion used in the 2022 FS of Sletten et al. (2022), 40 and 31 additional holes were drilled in 2020 by Gold Standard and 2022 by Orla, respectively. Data for these holes were received with finalized assays from Orla by the effective date of the current database of December 22, 2023, and have been incorporated into the current resource model. Gold domains were updated with the newer information. The most significant changes were made as a result of the newly interpreted geologic model at the North Bullion deposit, which consisted primarily of the removal of all but one offsetting fault, and the addition of a mlbx solid. Changes at POD, Sweet Hollow, and South Lodes as a result of the new drilling were not significant.

The veracity of the previous gold domain model at the North Bullion deposit could not be evaluated in detail with respect to the new drill data because the geologic model was significantly reinterpreted as noted above. Although the geologic reinterpretation was not triggered by the new drilling, the new drilling did provide a generalized confirmation of mineralization in the deposit. Also, low- to high-grade domains where mineralization was open to the southwest were extended, and in some cases widened. Despite the changed geology and the inability to verify the model in a local sense, the general confirmation of the model allowed for an upgrade of some material to Indicated classification. Also, the additional metallurgical test work, particularly on refractory material, indicated that recovery by heap leach methods is practical.

The majority of the new drilling was conducted in the POD and Sweet Hollow areas. Much of the drilling was step-out or exploratory, particularly at Sweet Hollow, and in some cases succeeded in extending gold domains. New drilling within the deposit areas generally confirmed the modeled gold domains, and caused minor, and locally moderate changes that did not significantly impact resources. A cluster of holes drilled into the core of the POD deposit not only confirmed the presence of high-grade mineralization, the domains were expanded overall. The confirmation of the POD and Sweet Hollow gold domain model, both in a general sense and locally, by the 71 post-FS drill holes allowed for upgrade of some material to Indicated classification. The addition of metallurgical test work on oxide material provided justification as well, however, only six new density measurements were added to the sparse density database at POD and Sweet Hollow, which limits further upgrades to classification for those deposits.

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Five drill holes were drilled at the North Bullion deposit and two in the South Lodes area in 2024 and 2025 (6,860 ft). These holes were evaluated with respect to the current gold domains, and it was determined that the estimated resources would not be changed significantly by the new data. Of the four new holes that had assays, were drilled in a model area, and reached the intended targets, any resulting changes would likely be extensions or widening of low-, mid-, and high-grade domains, and a possible increase in gold grade. No auditing or QA/QC evaluations were done on this data set, and no risk is posed by the exclusion of the new drill holes.

Mr. Lindholm reports the North Bullion, Sweet Hollow, POD and South Lodes mineral resources at cutoffs that are reasonable for Carlin-type deposits of comparable size and grade. Technical and economic factors likely to influence the requirement “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction” were evaluated using the best judgement of Mr. Lindholm. For evaluating the open-pit and underground potential, RESPEC modeled a series of optimizations using variable gold prices, mining costs, processing costs, and anticipated metallurgical recoveries. RESPEC used costs appropriate for open-pit and underground mining in Nevada, estimated processing costs and metallurgical recoveries related to heap leaching and milling, and G&A costs (Table 14-74). The factors used in defining cutoff grades are based on a gold price of $2,800/oz. It is anticipated that refractory ore would be shipped to a processing facility off-site. Underground resources were ultimately reported within a 0.075 oz Au/ton grade shell extracted from the block model, from which open pit material and isolated blocks unlikely to be mined were removed.

Table 14-74: North Bullion Pit Optimization Parameters

Item	ROM	Roaster	Unit
Mining Cost - Waste	2.20	2.20	$/ton
Incremental Ore Mining Cost	-0.09	-	$/ton
Transportation Cost	-	40.00	$/ton
Heap Leaching	3.64	-	$/ton
Process Rate	20,000	-	tons-per-day
Refining	2.15	2.15	$/ oz produced
General and Administrative Cost	1.14	-	$/ton
Gold Price	2,800	2,800	$/oz
Gold Recovery	variable	variable	%

The North Bullion, Sweet Hollow, POD, and South Lodes mineral resource estimates are the fully block diluted ID3 estimates and are reported at variable cutoffs for open-pit and underground mining. The cutoff for oxidized and transitional material in open pits is 0.003 oz Au/ton, whereas the cutoff for sulfide material is 0.017 oz Au/ton. The small amount of underground mineral resources outside open pits are Inferred and were reported at a cutoff grade of 0.075 oz Au/ton for refractory material. Table 14-75 through Table 14-83 present the estimates of the Indicated and Inferred gold mineral resources within the $2,800/oz Au pit and underground shells. The cutoff grade for the bolded base case resources is variable because the resources in the tables contain a mixture of oxide/transitional and sulfide materials. The breakdown of mineral resources by oxidation state is given in Appendix C. Representative cross sections of the gold block model in the North Bullion, Sweet Hollow/South Lodes and POD deposits are given in Figure 14-35, Figure 14-36 and Figure 14-37, respectively. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The metal prices used for resource reporting, open pit and underground optimizations and determination of the gold cutoff grade are derived from consensus commodity price forecasts as of September 2025, and prices used to report resources recently filed on SEDAR+. When this current technical report was completed, several filed technical reports provided resources at gold prices between $2,500 and $3,000/oz Au. The spot price was over $4,000/oz Au, and the three-year moving-average price was about $2,385/oz Au and rising.

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Table 14-75 through Table 14-83, as well as the tables in Appendix C, present the North Bullion, Sweet Hollow, POD, and South Lodes mineral resources within $2,800/oz Au pit and underground shells at cutoff grades both lower and higher than the base cases of 0.003 oz Au/ton, 0.017 oz Au/ton and 0.075 oz Au/ton. The analysis is presented to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating mining costs and gold prices. All tabulations at cutoff grades higher than the base cases represent subsets of the current mineral resources. All tabulations at cutoff grades lower than the base cases reflect the potential for increased resources at North Bullion, although Orla is not relying on increases in gold prices or decreases in mining costs in the future.

Table 14-75: North Bullion Indicated Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.010	8,620,000	0.048	410,000
0.011	8,023,000	0.050	404,000
0.012	7,516,000	0.053	398,000
0.013	7,019,000	0.056	392,000
0.014	6,568,000	0.059	386,000
0.015	6,160,000	0.062	381,000
0.016	5,797,000	0.065	375,000
variable	5,657,000	0.066	371,000
0.017	5,498,000	0.067	370,000
0.018	5,239,000	0.070	365,000
0.019	5,010,000	0.072	361,000
0.020	4,799,000	0.074	357,000
0.025	4,218,000	0.082	344,000
0.030	3,894,000	0.086	336,000
0.035	3,667,000	0.089	328,000
0.040	3,462,000	0.093	321,000
0.045	3,250,000	0.096	312,000
0.050	3,011,000	0.100	300,000
0.100	914,000	0.166	152,000

Table 14-76: North Bullion Inferred Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.010	6,749,000	0.043	287,000
0.011	6,134,000	0.046	281,000
0.012	5,597,000	0.049	274,000
0.013	5,159,000	0.052	269,000
0.014	4,779,000	0.055	264,000
0.015	4,448,000	0.058	259,000
0.016	4,178,000	0.061	255,000
variable	4,199,000	0.060	254,000
0.017	3,978,000	0.063	252,000
0.018	3,818,000	0.065	248,000
0.019	3,675,000	0.067	245,000
0.020	3,562,000	0.068	243,000
0.025	3,254,000	0.073	237,000
0.030	3,086,000	0.075	232,000
0.035	2,928,000	0.078	227,000
0.040	2,775,000	0.080	221,000
0.045	2,612,000	0.082	214,000
0.050	2,376,000	0.085	203,000
0.100	420,000	0.157	66,000

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Table 14-77: North Bullion Inferred Gold Mineral Resources – Underground

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.025	695,000	0.069	48,000
0.050	612,000	0.073	44,000
0.055	538,000	0.075	41,000
0.060	459,000	0.078	36,000
0.065	378,000	0.082	31,000
0.070	302,000	0.085	26,000
0.075	215,000	0.091	19,000
0.080	164,000	0.095	16,000
0.085	128,000	0.098	13,000
0.090	93,000	0.103	10,000
0.095	52,000	0.110	6,000
0.100	31,000	0.120	4,000
0.105	23,000	0.126	3,000
0.110	18,000	0.130	2,000
0.115	15,000	0.134	2,000
0.120	11,000	0.141	1,000
0.150	3,000	0.169	-

Table 14-78: Sweet Hollow Indicated Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	2,015,000	0.011	23,000
0.003	1,758,000	0.013	22,000
variable	1,707,000	0.013	22,000
0.004	1,496,000	0.014	21,000
0.005	1,294,000	0.016	21,000
0.006	1,174,000	0.017	20,000
0.007	1,090,000	0.018	20,000
0.008	1,008,000	0.019	19,000
0.009	915,000	0.020	18,000
0.010	801,000	0.021	17,000
0.015	402,000	0.030	12,000
0.020	225,000	0.040	9,000
0.025	151,000	0.046	7,000
0.030	116,000	0.052	6,000
0.035	91,000	0.066	6,000
0.040	76,000	0.066	5,000
0.045	63,000	0.079	5,000
0.050	53,000	0.075	4,000
0.100	8,000	0.125	1,000

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Table 14-79: Sweet Hollow Inferred Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	2,338,000	0.010	24,000
0.003	2,099,000	0.011	24,000
variable	2,069,000	0.012	24,000
0.004	1,783,000	0.013	23,000
0.005	1,546,000	0.014	22,000
0.006	1,401,000	0.015	21,000
0.007	1,300,000	0.015	20,000
0.008	1,190,000	0.017	20,000
0.009	1,074,000	0.018	19,000
0.010	960,000	0.018	17,000
0.015	420,000	0.026	11,000
0.020	186,000	0.038	7,000
0.025	105,000	0.038	4,000
0.030	73,000	0.055	4,000
0.035	58,000	0.052	3,000
0.040	46,000	0.065	3,000
0.045	39,000	0.077	3,000
0.050	34,000	0.059	2,000
0.100	3,000	0.000	-

Table 14-80: POD Indicated Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	1,313,000	0.052	68,000
0.003	1,245,000	0.055	68,000
0.004	1,196,000	0.057	68,000
0.005	1,152,000	0.059	68,000
variable	1,132,000	0.059	67,000
0.006	1,120,000	0.060	67,000
0.007	1,091,000	0.061	67,000
0.008	1,069,000	0.063	67,000
0.009	1,044,000	0.064	67,000
0.010	1,012,000	0.066	67,000
0.015	847,000	0.076	64,000
0.020	740,000	0.085	63,000
0.025	686,000	0.089	61,000
0.030	654,000	0.093	61,000
0.035	618,000	0.095	59,000
0.040	564,000	0.101	57,000
0.045	502,000	0.110	55,000
0.050	454,000	0.117	53,000
0.100	250,000	0.168	42,000

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Table 14-81: POD Inferred Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	906,000	0.042	38,000
0.003	808,000	0.047	38,000
0.004	752,000	0.048	36,000
0.005	718,000	0.050	36,000
0.006	691,000	0.052	36,000
variable	690,000	0.052	36,000
0.007	669,000	0.054	36,000
0.008	649,000	0.055	36,000
0.009	627,000	0.057	36,000
0.010	602,000	0.060	36,000
0.015	452,000	0.075	34,000
0.020	362,000	0.088	32,000
0.025	331,000	0.097	32,000
0.030	317,000	0.101	32,000
0.035	302,000	0.103	31,000
0.040	284,000	0.106	30,000
0.045	266,000	0.109	29,000
0.050	250,000	0.116	29,000
0.100	118,000	0.161	19,000

Table 14-82: South Lodes Indicated Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	421,000	0.012	5,000
0.003	374,000	0.013	5,000
0.004	338,000	0.012	4,000
0.005	287,000	0.014	4,000
0.006	255,000	0.016	4,000
0.007	235,000	0.017	4,000
0.008	219,000	0.018	4,000
0.009	204,000	0.020	4,000
0.010	188,000	0.021	4,000
0.015	100,000	0.020	2,000
0.020	53,000	0.038	2,000
0.025	31,000	0.032	1,000
0.030	19,000	0.053	1,000
0.035	13,000	0.077	1,000
0.040	9,000	0.000	-
0.045	5,000	0.000	-
0.050	3,000	0.000	-

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Table 14-83: South Lodes Inferred Gold Mineral Resources – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.002	736,000	0.011	8,000
0.003	645,000	0.012	8,000
0.004	553,000	0.014	8,000
0.005	465,000	0.017	8,000
0.006	410,000	0.017	7,000
0.007	388,000	0.018	7,000
0.008	374,000	0.019	7,000
0.009	360,000	0.019	7,000
0.010	344,000	0.020	7,000
0.015	216,000	0.023	5,000
0.020	92,000	0.033	3,000
0.025	63,000	0.032	2,000
0.030	46,000	0.043	2,000
0.035	31,000	0.032	1,000
0.040	20,000	0.050	1,000
0.045	14,000	0.071	1,000
0.050	7,000	0.000	-

Notes:

1.	The estimate of mineral resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	In-situ mineral resources are classified in accordance with CIM Standards.
3.	The base case reported mineral resources at a gold price of $2,800/oz Au is shown in bold, and has an effective date of September 30, 2025.
4.	Tabulations at higher and lower cutoff grades than the base case are presented to demonstrate sensitivities to fluctuating mining costs and gold prices.
5.	Tabulations comprise all model blocks at variable cutoff grades within the $2,800/oz Au optimized pits. Pit optimizations used a throughput rate of 20,000 tons/day; assumed minimum metallurgical recoveries are variable for ROM ore; waste mining costs of US$2.20/ton mined; heap leaching costs of US$3.64/ton; transportation costs of $40.00/ton; and general and administrative costs of $1.14 for ROM ore.
6.	Tabulations at cutoff grades higher than the base cases of 0.003 oz Au/ton for oxide, 0.017 oz Au/ton for open pit sulfide and 0.075 oz Au/ton for underground sulfide represent subsets of the current mineral resources.
7.	Tabulations at cutoff grades higher than the base cases reflect the potential for increased resources, although Orla is not relying on increases that might result from decreased mining costs or increasing gold prices in the future.
8.	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
11.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

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1919000
1920000
6000
5000
$2800 Pit
Cherry Springs Fault
Bullion Fault Corridor West
Carbonate High East Fault
West

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

Gold Domains

- High-grade
- Mid-grade
- Low-grade
- Faults

Drill-Hole Assay
And Block Model Grade Color Codes

oz Au/ton:	Color:	oz Au/ton:	Color:
0.0000-0.00058		0.0044-0.0160	
0.00058-0.00064		0.0160-0.0365	
0.00064-0.0022		0.0365-0.0438	
0.0022-0.0036		0.0438-0.1458	
0.0036-0.0044		0.1458-0.3500	
		>0.35	

ORLA MINING

Orla Mining
North Bullion, Au Block Model
Section NW 3447.5

South Railroad Project
Elko County, Nevada

COORDINATE SYSTEM: UTM NAD 27 Zone 11

DATE: 30 September, 2025

Figure 14-35: North Bullion Deposit Gold Domains and Block Model – Section NW3447.5

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Figure 14-36: Sweet Hollow and South Lodes Deposits Gold Domains and Block Model – Section NW1773.0

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Figure 14-37: POD Deposit Gold Domains and Block Model – Section NW3053.5

Table 14-84 presents combined tabulations from the North Bullion deposits block model at a constant cutoff grade of 0.017 oz Au/ton at gold prices higher and lower than the base case of $2,800/oz Au for reported resources in Table 14-75 through Table 14-83. Pits for each case were optimized using the parameters given in Table 14-74 at variable gold prices. All oxide, transitional and sulfide material at a cutoff grade of 0.017 oz Au/ton is combined in the tabulations for all sensitivity cases, and the different cutoff grades that would be applied to each redox type for reported resources are not taken into account. As a result, none of the tabulations in Table 14-84, including the sensitivity case at $2,800/oz Au, can be directly compared to the tabulations at variable cutoff grades in Table 14-75 through Table 14-83. Also, the potential for fluctuating mining, processing, materials, labor, etc.costs is not factored into the sensitivity cases. The analysis is presented solely to provide information that allows for an assessment of the sensitivity of project mineral resources to fluctuating gold prices. All tabulations at gold prices lower than $2,800/oz Au represent subsets of the material contained within the optimized pit within which current North Bullion deposits mineral resources are reported in Table 14-75 through Table 14-83. All tabulations within pits at gold prices higher than $2,800/oz Au reflect the potential for increased resources at the North Bullion deposits, although Orla is not relying on these increases in gold prices in the future.

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Table 14-84: North Bullion Deposits Sensitivity Evaluation by Gold Price at a Cutoff Grade of 0.017 oz Au/ton

Sensitivity Case Classification	Cutoff Grade oz Au/ton	Tonnage Tons	Gold Grade oz Au/ton	Contained Gold oz Au
Sensitivity Case at $2,400/oz Gold
Indicated	0.017	6,276,000	0.069	436,000
Inferred	0.017	4,027,000	0.063	252,000
Sensitivity Case at $2,600/oz Gold
Indicated	0.017	6,402,000	0.069	439,000
Inferred	0.017	4,307,000	0.062	268,000
Sensitivity Case at $2,800/oz Gold
Indicated	0.017	6,695,000	0.067	447,000
Inferred	0.017	4,860,000	0.061	298,000
Sensitivity Case at $3,000/oz Gold
Indicated	0.017	6,722,000	0.067	448,000
Inferred	0.017	4,962,000	0.061	304,000
Sensitivity Case at $3,200/oz Gold
Indicated	0.017	6,814,000	0.066	450,000
Inferred	0.017	5,179,000	0.061	315,000
Sensitivity Case at $3,400/oz Gold
Indicated	0.017	6,850,000	0.066	451,000
Inferred	0.017	5,290,000	0.061	321,000

Notes:

1.	The estimate of resource sensitivity cases was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2.	All sensitivity cases were derived from the block model from which the North Bullion deposits mineral resources were reported and are classified in accordance with CIM Standards.
3.	All sensitivity cases were tabulated within pits optimized using the parameters in Table 14-74 at variable gold prices. The potential for fluctuating mining, processing, materials, labor, etc. Costs is not factored into the sensitivity analysis.
4.	All oxide, transitional and sulfide material at a cutoff grade of 0.017 oz Au/ton is combined in the tabulations for all sensitivity cases, and the different cutoff grades that would be applied to each redox type for reported resources are not taken into account.
5.	None of the tabulations in Table 14-84, including the sensitivity case at $2,800/oz Au, can be directly compared to the tabulations at variable cutoff grades in Table 14-75 through Table 14-83.
6.	Tabulations at higher and lower gold prices than $2,800/oz Au are presented to demonstrate sensitivities to fluctuating gold prices.
7.	Tabulations at gold prices lower than $2,800/oz Au represent subsets of the material contained within the optimized pit within which current North Bullion deposits mineral resources are reported.
8.	Tabulations within pits at gold prices higher than $2,800/oz Au reflect the potential for increased resources, although Orla is not relying on increases that might result from increasing gold prices in the future.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
11.	Rounding may result in apparent discrepancies between tons, grade, and metal content.

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14.5.5	North Bullion Density

Application of density values to the block model is dependent on numerous modeled criteria that have been discussed in various prior sections. There are 1,048 density measurements in the North Bullion database. All samples were measured using the immersion method by an independent laboratory. The values assigned to the model, by rock unit (Section 14.5.2), gold domains (Section 14.5.3.1), and refractory zone (Section 14.5.2), are summarized in Table 14-85. Spatially, the North Bullion deposit is well represented. However, there is density data from only two core holes at Sweet Hollow and one core hole at South Lodes. There is no density data from the POD deposit.

Table 14-85: Density and Tonnage Factor Values Applied to the North Bullion Block Model

Formation	Gold Domain	Refractory Zone	Sample count	Density applied to model (g/cm3)	Tonnage Factor (ft3/ton)
	All	All	34	2.71	11.83
Ddg - Devils Gate Limestone	LG, MG & HG	All	352	2.73	11.74
Ddg - Devils Gate Limestone	OD	All	55	2.80	11.45
Mtp - Tripon Pass and Mw - Webb Fm	All	oxide	32	2.45	13.08
Mtp - Tripon Pass and Mw - Webb Fm	All	refractory	272	2.64	12.14
Mc - Chainman Shale	OD & LG	All	193	2.57	12.47
Mc - Chainman Shale	MG & HG	All	66	2.65	12.09
Tiw - Indian Wells Tuffs and Sediments	All	All	32	2.34	13.70
Te - Elko Fm	All	oxide	12	2.42	13.24
Bullion Stock	N/A	N/A	0	2.70	11.87
Qc - Colluvium	N/A	N/A	0	1.90	16.87
mlbx - Multi-Lithic Breccia	All	All	117*	2.66	12.05

Gold Domain acronyms: LG - low-grade, MG - mid-grade, HG - high-grade, OD - outside modeled domains

Tonnage Factor = 2000 / (density * 62.4)

* - Multi-Lithic Breccia was previously not modeled and was included in other stratigraphic units. These samples were also used to define densities for host units in this table.

The newly modeled multi-lithic breccia at the North Bullion deposit was not well understood and was not modeled as a separate lithology for the previous FS (Sletten et al, 2022). The samples in mlbx were used to define applied density values for the host stratigraphic units for that model. Since only six density measurements were added to the database from 2022 and 2023 drilling, the applied density values were not changed for the current FS model. The number of samples shown in Table 14-79 for each stratigraphic unit includes the 117 samples also used to define the density value for the newly modeled mlbx.

In general, most formations that exist are well represented by density data. One exception is the Tertiary Elko Formation, for which there are only 12 measurements. There is no density data from the Tertiary Bullion Stock, so Gold Standard/Orla and RESPEC mutually agreed to apply a generalized average value for granodiorite. Quaternary colluvium also lacks density measurements at North Bullion, so the value used for the Pinion and Dark Star models was applied. As noted in Section 14.2.2, the Mississippian Tripon Pass Formation, which is primarily a micrite, and the Webb Formation, which consists of clastic sedimentary rocks, were modeled as a single unit. Because there are inherent differences in density for the two lithologic types, and these units are the primary host for mineralization at the North Bullion and Sweet Hollow deposits, there will be some risk associated with calculated tonnages for the units. Similarly, the Devonian Sentinel Mountain Dolomite and Upper Nevada Group rocks (also dolomite) are modeled with Devonian Devil’s Gate Limestone. However, these units are below nearly all gold mineralization, and therefore pose no risk to the estimation of tonnages in the resources.

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14.5.6	Discussion of North Bullion Estimated Mineral Resources

The North Bullion deposits geology was modeled by RESPEC for the 2022 FS (Sletten et al, 2022). For the current FS model, the formation and refractory solids, as well as the fault surfaces, for the POD, Sweet Hollow and South Lodes deposit areas were modified by RESPEC to new drilling. The formation and gold domain models in those deposit areas are offset along many faults in the NBFZ as originally interpreted by RESPEC and Gold Standard. However, northeast of the Cherry Springs fault, Orla significantly reinterpreted the geologic model, primarily to exclude all but one offsetting fault (Bullion fault). A previously unmodeled mlbx zone was also added. As a result, there is a disconnect between the modeled geology on each side of the Cherry Springs fault. Gold domains at the North Bullion deposit were remodeled to reflect Orla’s new geologic interpretations. Mr. Lindholm recommends that Orla normalize the geologic model across the entire North Bullion deposit area as either the previous heavily faulted horst structural corridor, or stratigraphy that is primarily folded with only a few offsetting faults.

The North Bullion mineral resources are fairly estimated in areas of relatively dense drilling, such as in the central cores of the North Bullion and Sweet Hollow deposits. The POD high-grade mineralization is tightly-defined along most of its strike-length. Plan versus sectional volumes and cumulative-probability and quantile plots comparing polygonal, inverse-distance, kriged, and nearest neighbor estimates indicate that the mineral resource estimation is reliable. Mr. Lindholm classified the North Bullion mineral resources giving consideration to confidence in the underlying database, sample integrity, analytical precision/reliability, QA/QC results, and confidence in geologic interpretations. Orla conducted some metallurgical test work on refractory material, which allowed for upgrade of classification from the entirely Inferred mineral resources reported in the 2022 FS (Sletten et al, 2022). Additional cyanide-leach assays were performed for new drilling, but the data is still limited overall. Only six new density measurements were obtained, so the data is still limited as well.

Optimized pits increase in size incrementally with gold price, generally less than 1%, but up to 2.5% for each $25 increase in price per ounce. A drastic increase in contained ounces of gold occurs at a $1,950/oz Au price, where the North Bullion deposit becomes viable via open pit at the applied parameters.

One of the risks in this estimate is the comparatively limited amount of metallurgical test work of the predominantly refractory mineralization. There is also limited test work characterizing the potential economic extractability of gold from oxide material. Orla has recently conducted some metallurgical test work on refractory material and obtained additional cyanide-leach assays, but further data is still required to properly characterize the recovery behavior of the North Bullion deposits.

Another risk is the absence of QA/QC data for historical drilling. Although most of the drilling in the North Bullion deposit was done by Gold Standard and Orla, a significant portion of the drilling for Sweet Hollow, POD and South Lodes was done prior to Gold Standard. Additionally, no geotechnical data was received from Orla.

There is the possibility of additional risk that has resulted from the conversion from metric to Imperial units of drill-hole collar coordinates. Direct conversion of northings and eastings using a factor of 1 m = 3.280833333 ft was applied to all collar coordinates. Gold Standard and Orla holes were surveyed in metric units; however, it is believed that some historical drill collars were originally surveyed in feet and later converted to metric. Comparisons of metric and Imperial coordinates in the collar tables received from Orla indicate conversion factors were inconsistently applied. Because values of northings and eastings are so large, discrepancies up to 150 ft can result by application of conversion factors that differ in the fifth decimal place. The risks associated with such potential discrepancies have been accounted for in the classification a significant portion of the gold mineral resources as Inferred. For higher classification to be considered for future resource estimates at North Bullion, such potential discrepancies in areas relying predominantly on historical data should be considered.

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Although the North Bullion deposit is well represented, there is a minimal amount of density data in the Sweet Hollow, POD and South Lodes deposits. Most formations that exist in the block model are well represented by density data, however, only 12 measurements are available to characterize the Tertiary Elko Formation, and there is no density data from the Tertiary Bullion Stock and Quaternary colluvium. One potential risk exists because the Mississippian Tripon Pass and Webb Formations, which consist of micrite and clastic rocks, respectively, were modeled as a single unit. Because there are inherent differences in density for the two lithologic types, and these units are the primary host for mineralization at the North Bullion and Sweet Hollow deposits, there will be some risk associated with calculated tonnages for the units.

Seven holes (6,860 ft) were drilled in 2024 and 2025, but were not included in the model update. Five holes were drilled in the North Bullion deposit, of which three tested the gold domain model, one did not reach the depth of mineralization, and one had no assays. The holes that tested the model generally confirmed domains with minor to modest differences in width and depth of zones. The most significant confirmation of the model is in PR24-03, in which the width of high-grade mineralization intercepted was twice that predicted by the model. This intercept was in the current optimized pit, and could result in an overall increase in gold grade and resources in the area when incorporated into the model. The remaining two holes were drilled in or outside the South Lodes area and showed minor to modest differences, or would be inconsequential. It is important to note that any changes that would be caused by the 2024 and 2025 drilling would most likely manifest as local increases or decreases in the block model and would cause minor changes to the reported resources. The optimized pit at the North Bullion deposit could be expanded in a small area, but otherwise would not likely be affected.

The North Bullion deposit is well drilled in the central core, but infill and step-out drilling is needed in all compass directions to better delineate the mineralization and possibly increase the resources as currently stated. The shallow, high-grade core at Sweet Hollow is similarly well-drilled, although there appears to be potential for delineation and expansion of relatively lower-grade material laterally along bedding. POD is well-drilled with some areas at the northwest and southeast ends requiring some infill drilling, and the potential at South Lodes appears to be limited due to the generally low grades and depth of mineralization. Because the North Bullion deposits are generally flat-lying and restricted to specific stratigraphic units, there is no obvious target for high-grade mineralization at depth. However, a high-grade feeder structure is a reasonable conceptual exploration target.

To advance the North Bullion deposits, Mr. Lindholm’s recommendations include, but are not limited to, the following:

•	Acquire more density data, particularly in deposit areas where it is sparse or lacking altogether,
•	Compile core recovery and RQD data,
•	Perform further metallurgical test work, in both deeper refractory and oxide material. Test work should be spatially, lithologically, and mineralogically representative.

14.6	Pony Creek Mineral Resource Estimates

Orla Mining Ltd. (Orla) engaged APEX Geoscience Ltd. (APEX) to prepare a Mineral Resource Estimate (MRE) for the Pony Creek Gold Project (Pony Creek). This section details the 2025 Pony Creek MRE with an effective date of May 20, 2025. The MRE was completed by Warren Black, M.Sc., P.Geol., Senior Consultant: Mineral Resources and Geostatistics with APEX and Kevin Hon, B.Sc., P.Geol., Senior Geologist with APEX. Mr. Black is an independent Qualified Person as defined in NI 43-101 and takes responsibility for the 2025 Pony Creek MRE and Section 14 herein. Tyler Acorn, M.Sc., Senior Geostatistician with APEX, completed a peer review.

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The workflow implemented for the calculation of the 2025 Pony Creek MRE was completed using Micromine commercial resource modelling and mine planning software (v2025.0), Leapfrog Geo software package (v2024.1.3), Resource Modelling Solutions Platform (RMSP; v1.17), and Deswik CAD pit optimization (v2024.1). Supplementary data analysis was completed using the Anaconda Python distribution and a custom Python package developed by APEX.

Mineral Resource modelling was conducted in NAD27 / BLM 11N (ftUS) Coordinate System (EPSG:4411). The MRE utilized a block model with a size of 20 ft (X) by 20 ft (Y) by 10 ft (Z) to honor the mineralization wireframes for estimation. Gold (Au) grades were estimated for each block using Ordinary Kriging (OK) with locally varying anisotropy (LVA) to ensure that grade continuity in various directions is reproduced in the block model. The MRE is reported as undiluted. Details regarding the methodology used to calculate the 2025 Pony Creek MRE are provided in this section.

The 2025 Pony Creek MRE is reported in accordance with the Canadian Securities Administrators' NI 43-101 rules for disclosure and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 29, 2019, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10, 2014.

14.6.1	Drillhole Description

The 2025 Pony Creek MRE drillhole database consists of a total of 280 drillholes that intersect the mineralization domains. The drilling inside the mineralization domains is summarized in Table 14-86. There are 48,128.30 ft of drilling within the estimation domains. Any sample intervals with explicit documentation that drilling did not return enough material to allow for analysis are classified as insufficient recovery (IR) and left blank. Portions of drillholes that were not sampled, are missing from the assay database, or are recorded with zero values are assumed to be unmineralized. These intervals are assigned a nominal waste value, set at half the detection limit of modern assay methods, as summarized in Table 14-87.

Table 14-86: Summary of drilling inside the mineralized estimation domains for the 2025 Pony Creek MRE drillhole database.

Zone	Number of Drillholes	Total Samples	Total Length (ft)	Number of Non-Null Assays
Appaloosa	69	2,209	11,279.20	2,206
Bowl	148	5,582	28,784.10	5,577
Mustang	3	41	205.00	41
Palomino	4	93	515.00	93
Ponyspur	17	253	1,280.00	252
Stallion	40	1,213	6,065.00	1,212

Table 14-87: Nominal waste values assigned to unsampled intervals in the 2025 Pony Creek MRE drillhole database and inside the estimation domains.

Zone	Nominal Au Waste (g/t)	Length Not Sampled and Assumed Unmineralized (ft)	% Not Sampled	Number of Zero Assays
Appaloosa	0.001	94.2	0.8%	0
Bowl	0.001	62.1	0.2%	0
Mustang	0.001	0	0.0%	0
Palomino	0.001	0	0.0%	0
Ponyspur	0.001	5	0.4%	0
Stallion	0.001	5	0.1%	0

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14.6.1.1	Data Verification

APEX validated the Mineral Resource database by checking for inconsistencies in analytical units, duplicate entries, interval, length, or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drillhole length, inappropriate collar locations, survey and missing interval and coordinate fields. A small number of errors were identified and corrected in the database. A detailed discussion on the verification of historical drillhole data is provided in Sections 11 and 12. The drillhole database is considered suitable for further evaluation and mineral resource estimation.

14.6.2	Estimation Domain Interpretation

Estimation domains were interpreted with reference to geological features, which control mineralization. The subsections below describe the framework used to construct these domains.

14.6.2.1	Geological Controls on estimation Domain Modelling

The construction of estimation domains is guided by key geological controls that influence the distribution, orientation, and continuity of mineralized zones, reflecting relationships between stratigraphy, intrusive units, and structural features. These geological features, which inform the interpretation of domains, are summarized in Table 14-88.

Table 14-88: Summary of geological features relevant to domain interpretation.

Description	MRE Importance
Sub horizontal mineralization parallel to bedding or structures hosted in sediments and the upper portion of the rhyolite intrusion.	Sub-horizontal mineralized features
Vertical feeder zones of rhyolite–sediment contact acting as a fluid flow conduit.	Feeder zones at both Appaloosa and Bowl.
Deep-central intrusion-hosted mineralization.	The main mineralized unit in structural corridors.

14.6.2.2	Domain Construction

Domains were constructed using a nominal lower cutoff of 0.07 g/t Au, guided by the geological features described in Section 14.6.2.1. Estimation wireframes were developed through implicit modelling and domain coding (Figure 14-38 to Figure 14-40), ensuring each domain captured consistent mineralization styles while respecting geological controls on orientation and continuity. Intervals without mineralization were classified as waste. Table 14-89 briefly summarizes each domain.

Table 14-89: Estimation Domain Descriptions

Description	Dip	Control	Domain
Sub horizontal bedding parallel zones in intrusion and sediments.	Shallow	Stratigraphic	ap0, ap1, ap2, ap2a, ap3, ap3w, ap4a, ap4b, ap4w, ap5, ap5a, ap5b, ap5c, ap5d, ap5e, b1, b1e, b2, b2e, b2w, b3, b3e, b3w, b4, b4e, b4w, b5e, b5w, b6w, mu1, mu2, pal1, pal2, ps1, ps2, ps3, ps4, ste1, ste2, ste3, ste4, stn1, stn2, stn3, sts1, sts2, sts2a
Feeder vertical intrusion–sediment contact zones	Steep to Shallow	Contact	apfz, bfe, bfw
Deep central intrusion-hosted mineralization	Steep	Structural	bcenter

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Figure 14-38: Plan view of the 2025 Pony Creek MRE estimation domains

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Figure 14-39: Orthogonal view of the 2025 Pony Creek MRE estimation domains

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 Note: Black polygons delineate cross-sectional views of the estimation domains.

Figure 14-40: Cross-section of the 2025 Pony Creek MRE estimation domains and geological model at the Bowl Zone looking north along 14,655,600N illustrating estimated grades

14.6.2.3	Bulk Density

Density measurements were collected from 66 core samples between 2005 and 2017, and 5 core samples in 1985. Multiple measurements were collected within the conglomerate, intrusive, sandstone, and siltstone units, with only a single measurement from the other geological units. Correlation of density to gold grade was evaluated globally and within each geological unit. No significant correlation between gold grade and density was observed. The mean density value from each unit was assigned to the block model based on the majority unit within each block (Table 14-90).

Table 14-90: Median bulk density for each density domain

Geological Unit	Bulk Density (g/cm3)	Bulk Density (ston/ft3)
Conglomerate, Indian Wells, Limestone, Siltstone	2.5	0.07803
Sandstone	2.45	0.07647
Intrusive	2.54	0.07928
Overburden	1.9	0.05931

14.6.2.4	Raw Analytical Data

Table 14-91 presents the summary statistics for the raw (uncomposited) assays from sample intervals within the estimation domains. The assays within each estimation domain exhibit a single coherent statistical population.

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Table 14-91: Raw assay statistics for the 2025 Pony Creek MRE

	Country Rock	Appaloosa	Stallion	Bowl	Palomino	Ponyspur	Mustang
Au (g/t)
Count	32,893	2,209	1,213	5,581	93	253	41
Mean	0.016	0.202	0.190	0.438	0.132	0.227	0.22
Standard Deviation	0.039	0.338	0.185	1.083	0.062	0.376	0.233
Coefficient of Variation	2.510	1.674	0.975	2.472	0.471	1.653	1.060
Minimum	0.001	0.001	0.001	0.001	0.002	0.001	0.049
25 Percentile	0.002	0.075	0.085	0.086	0.086	0.101	0.087
50 Percentile (Median)	0.003	0.126	0.136	0.158	0.114	0.140	0.129
75 Percentile	0.018	0.188	0.232	0.368	0.172	0.223	0.289
Maximum	3.052	7.960	3.22	22.766	0.33	5.265	1.400

14.6.3	Compositing Methodology

The drillhole sample interval lengths within the estimation domains for the 2025 Pony Creek MRE vary from 1.50 to 47.10 ft, as illustrated in Figure 14-41. A composite length of 10 ft was chosen because 99.94% of the sample intervals are equal to or shorter than this length.

A balanced compositing method was selected, using variable composite lengths determined by the total sample length within each contiguous interval of the estimation domain. These intervals are defined as drillhole segments bounded by domain contacts. The composite length for each contiguous interval is chosen to closely match a predefined target composite length, ensuring uniformity across the unit. For instance, with a contiguous unit measuring 17 ft and a target composite length of 5 ft, the balanced method splits the contiguous unit into three composites of 5.67 ft each. In comparison, traditional compositing generates three composites with lengths of 5 ft and one with a length of 2 ft.

This method aims to maintain a consistent support volume across the estimation domain, minimizing the number of short composites and reducing their effect on grade interpolation. Of the 4,945 composites, 13 (0.26%) fall outside the ±25% tolerance of the selected composite length, are considered orphans, and are excluded from the estimation process.

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Figure 14-41: Distribution of raw interval lengths within the estimation domains, excluding missing intervals

14.6.3.1	Grade Capping

Composites are capped at specified maximum values to prevent overestimation of metal grades due to the influence of outlier values. Log-probability plots are used to identify these outliers by highlighting composite values that deviate significantly from the expected distribution within each estimation domain. Suspect outliers are further evaluated in 3-D to assess whether they belong to a coherent high-grade trend.

If an outlier is part of a recognized high-grade trend but still warrants capping, a less stringent capping level may be applied compared to isolated high-grade composites. Grade capping is performed on a domain-by-domain basis. The capping thresholds determined from the log-probability plots are listed in Table 14-92.

Visual inspection confirmed that the identified outliers lack spatial continuity, supporting the application of uniform capping thresholds across all composites used in the 2025 Pony Creek MRE, as detailed in Table 14-92.

Table 14-92: Grade Capping Levels

Domain	Capping Level	No. of Capped Composites	No. of Composites
Au (g/t)
ap0	No Capping Needed	0	56
ap1	No Capping Needed	0	142
ap2	No Capping Needed	0	159
ap2a	No Capping Needed	0	70
ap3	1.50	5	202
ap3w	No Capping Needed	0	63
ap4a	No Capping Needed	0	43
ap4b	No Capping Needed	0	88
ap4w	1.0	1	122
ap5	No Capping Needed	0	2
ap5a	No Capping Needed	0	7
ap5b	No Capping Needed	0	5
ap5c	No Capping Needed	0	17

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Domain	Capping Level	No. of Capped Composites	No. of Composites
ap5d	No Capping Needed	0	22
ap5e	No Capping Needed	0	14
apfz	2.0	1	161
b1	2.5	3	423
b1e	No Capping Needed	0	127
b2	1.5	8	428
b2e	1.0	3	147
b2w	No Capping Needed	0	24
b3	4.0	1	383
b3e	No Capping Needed	0	18
b3w	No Capping Needed	0	41
b4	1.0	3	190
b4e	No Capping Needed	0	13
b4w	No Capping Needed	0	19
b5e	No Capping Needed	0	7
b5w	No Capping Needed	0	46
b6w	No Capping Needed	0	23
bcenter	No Capping Needed	0	113
bfe	No Capping Needed	0	403
bfw	5.0000	1	520
mu1	No Capping Needed	0	8
mu2	No Capping Needed	0	14
pal1	No Capping Needed	0	19
pal2	No Capping Needed	0	34
ps1	No Capping Needed	0	74
ps2	No Capping Needed	0	26
ps3	No Capping Needed	0	8
ps4	No Capping Needed	0	27
ste1	No Capping Needed	0	74
ste2	No Capping Needed	0	47
ste3	No Capping Needed	0	22
ste4	No Capping Needed	0	48
stn1	No Capping Needed	0	192
stn2	No Capping Needed	0	104
stn3	No Capping Needed	0	32
sts1	No Capping Needed	0	46
sts2	No Capping Needed	0	51
sts2a	No Capping Needed	0	8

14.6.3.2	Declustering

Data collection often focuses on high-value areas, leaving areas with sparse data collection underrepresented in the raw composite statistics and distributions. Spatially representative (declustered) statistics and distributions are necessary to achieve accurate validation. Declustering techniques assign a weight to each composite within an estimation domain, giving more weight to sparsely sampled areas and less to densely sampled regions. Cell declustering was utilized with a cell size of 250 ft for all zones.

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14.6.3.3	Final Composite Statistics

Summary statistics for the declustered and capped composites contained within the interpreted estimation domains are presented in Table 14-93. The composites within each estimation domain generally exhibit coherent individual statistical populations.

Table 14-93: Final composite statistics for the 2025 Pony Creen MRE

	Appaloosa	Stallion	Bowl	Palomino	Ponyspur	Mustang
Au (g/t)
Count	1,173	624	2,925	53	135	22
Mean	0.167	0.165	0.282	0.131	0.222	0.206
Standard Deviation	0.196	0.147	0.541	0.054	0.284	0.169
Coefficient of Variation	1.171	0.890	1.920	0.413	1.278	0.819
Minimum	0.001	0.013	0.001	0.033	0.048	0.075
25 Percentile	0.083	0.084	0.088	0.088	0.102	0.090
50 Percentile (Median)	0.112	0.119	0.139	0.118	0.144	0.117
75 Percentile	0.170	0.194	0.263	0.163	0.211	0.246
Maximum	2.000	1.848	19.543	0.321	2.640	0.749

Note: Statistics consider declustering weights and capping.

14.6.4	Variography and Grade Continuity

Experimental semi-variograms are calculated along the major, minor, and vertical principal directions of continuity, defined by three Euler angles. These angles describe the orientation of anisotropy through a series of left-hand rule rotations that are:

1)	Angle 1: A rotation about the Z-axis (azimuth), where positive angles represent clockwise rotation and negative angles represent counterclockwise rotation.
2)	Angle 2: A rotation about the X-axis (dip), where positive angles represent counterclockwise and negative angles represent clockwise rotation.
3)	Angle 3: A rotation about the Y-axis (tilt), where positive angles represent clockwise rotation and negative angles represent counterclockwise rotation.

APEX personnel calculated standardized correlograms for each estimation domain using composite data. In domains with sufficient composites for experimental variogram calculation, the primary geological factors influencing mineralization guided the main continuity directions, forming the basis for the variogram calculations.

Figure 14-42 to Figure 14-44 illustrate the modelled variograms, and Table 14-94 outlines the variogram parameters used for kriging.

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Figure 14-42: Modelled Gold Variogram for the b2 Domain

Figure 14-43: Modelled Gold Variogram for the bfe Domain

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Figure 14-44: Standardized Gold Variogram Parameters

Table 14-94: Standardized Gold Variogram Parameters

Domain	Rotation Angles			C0	Variogram Structures
	1	2	3		Structure	Type	CC	Ranges (ft)
								Major	Minor	Vertical
bfe	185	-14	35	0.3	1	Exponential	0.3	100	100	15
					2	Spherical	0.4	250	180	40
b2	197	-1	16	0.1	1	Exponential	0.5	150	150	50
					2	Spherical	0.4	250	150	60
stn1	334	15	-20	0.15	1	Exponential	0.65	100	100	30
					2	Spherical	0.2	350	200	50

Abbreviations: C0 – nugget effect, CC – covariance contributions.

Note: the sill and covariance contributions are standardized to 1.

14.6.5	Block Model

14.6.5.1	Block Model Parameters

The block model used to calculate the 2025 Pony Creek MRE fully encapsulates the resource estimation domains described in Section 14.6.2. No blocks are estimated outside of the estimation domains. The grid definition used is described in Table 14-95.

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A block factor is calculated to represent the percentage of each block's volume within each estimation domain. This factor is used to:

•	Identify the primary domain by volume for each block.
•	Determine the percentage of mineralized material and waste within each block.

Table 14-95: 2025 Pony Creek MRE Block Definition

Axes	Origin*	No. of Blocks	Block Size (ft)	Rotation**
X	1913010	1000	20.0	0
Y	14650550	929	20.0	0
Z	4905	350	10.0	0
* In RMSP, a block model's origin represents the block's centroid coordinates with the minimum U, V, and Z. After rotation, the U and V axes correspond to the X and Y axes, respectively.
** Rotations are applied sequentially about the Z, Y, and X axes, following the convention outlined in Section 14.6.5.

14.6.5.2	Volumetric Checks

Wireframe and block model volumes are compared to ensure tonnages are neither significantly over- nor underestimated. Each block's volume is scaled using its calculated block factor to derive the total block model volume. The maximum percent difference in volume for any single estimation domain is -0.05%. Overall, the block model accounts for 99.9987% of the combined volume of all estimation domain wireframes.

14.6.6	Grade Estimation Methodology

14.6.6.1	Grade Estimation of Mineralized Material

Ordinary Kriging (OK) is used to estimate metal grades for the 2025 Pony Creek MRE block model. Only blocks that intersect the estimation domains are estimated.

Estimation uses locally varying anisotropy (LVA), which employs different rotation angles to set the variogram model's principal directions and search ellipsoid for each block. Trend surface wireframes assign these angles to blocks within the estimation domain, enabling structural complexities to be captured in the estimated block model.

During grade estimation for each domain, the nugget effect and covariance contributions of the standardized variogram model are scaled to match the variance of the composites within that estimation domain. The ranges used for each mineralized zone are unchanged from the standardized variogram model.

Contact analysis of the boundaries between adjacent estimation domains shows that the metal profile at the boundary is hard or semi-hard, where the profiles trend toward each other over a very short distance. Consequently, only data from within each estimation domain can be used for grade estimation within that specific domain.

Robust experimental variogram calculation within a domain requires sufficient data to define spatial variability accurately. For domains lacking adequate data, the modelled variograms presented in Section 14.6.5 that are most representative of the mineralization are utilized, forming estimation groups. Table 14-96 provides an overview of these groups, specifying the domain used to define the variography and listing all included domains. Each group uses the same search strategy.

A multiple-pass estimation method is used to control Kriging's smoothing effect and limit the influence of high-grade samples, ensuring accurate grade and tonnage estimates at the block scale at the reporting cutoff. Table 14-97 details the restricted search parameters and limits the number of composites from each estimation pass. While these rules may introduce local bias, they improve the global accuracy of grade and tonnage estimates above the reporting cutoff.

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Table 14-96: 2025 Pony Creek Gold Estimation Group Summary

Group Name	Variogram Domain	Estimation Domains
Contact	bfe	apfz, bfe, bfw
Intrusive	b2	ap0, ap1, ap2, ap2a, ap3, ap4a, ap4b, b1, b2, b2w, b3, b4, b4e, bcenter
Sediments	stn1	ap3w, ap4w, ap5, ap5a, ap5b, ap5c, ap5d, ap5e, b1e, b2e, b3e, b3w, b4w, b5e, b5w, b6w, mu1, mu2, pal1, pal2, ps1, ps2, ps3, ps4, ste1, ste2, ste3, ste4, stn1, stn2, stn3, sts1, sts2, sts2a

Table 14-97: 2025 Pony Creek MRE Gold Interpolation Parameters

Estimation Group	Pass	Number of Composites			Search Ranges (ft)			Discretization
		Max	Min	Max per Drillhole	Major	Minor	Vertical	X	Y	Z
Contact	1	20	2	2	100	100	15	4	4	4
	2	20	1	2	250	180	40	4	4	4
	3	20	1	2	375	270	40	4	4	4
Intrusive	1	20	2	2	150	150	50	4	4	4
	2	20	1	2	250	150	60	4	4	4
	3	20	1	2	375	225	60	4	4	4
Sediments	1	20	2	4	100	100	30	4	4	4
	2	20	1	4	350	200	50	4	4	4
	3	20	1	2	525	300	50	4	4	4

14.6.7	Grade Estimation of Waste Material

Optimization processes to establish reasonable prospects of eventual economic extraction integrate dilution by accounting for portions of blocks that intersect estimation domains but extend into waste. Reproducing the behaviour at the boundary between the estimation domain and the adjacent waste is essential to ensure representative dilution of the block model.

The nature of mineralization at the mineralized/waste contact is assessed to define a window for flagging composites used to condition waste estimates for blocks containing waste material. The grade profile at the mineralized/waste contact is hard, transitioning abruptly from mineralized to waste.

Blocks containing more than or equal to 0.39% waste by volume have waste values estimated using only composites outside the estimation domains. Diluted block values are then calculated as a volume-weighted summation of the estimated ore and waste values.

14.6.8	Model Validation

14.6.8.1	Statistical Validation

Statistical checks were completed to validate that the block model accurately reflects drillhole data. Swath plots confirm directional trends, while volume-variance analysis verifies that accurate metal quantity and grades are estimated at the reporting cutoff.

14.6.8.1.1	Direction Trend Analysis Validation

Swath plots verify that the estimated block model honours directional trends and identifies potential areas of over- or under-estimating grade. The swath plots are generated by calculating the average metal grades of composites and the OK estimated blocks. Examples of the swath plots used to validate the 2025 Pony Creek MRE are illustrated in Figure 14-45.

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Overall, the block model compares well with the composites. Some local over- and under-estimation has been observed. Due to the limited amount of conditioning data available for grade estimation in those areas, this result is expected.

Figure 14-45: Swath Plots of Estimated Gold Grades

14.6.8.1.2	Volume-Variance Analysis Validation

Smoothing is an intrinsic property of Kriging, and it is critical to validate that the estimated model, when restricted to a specific cutoff, produces the correct grades and tonnes. Considering the selective mining unit (SMU) and the information effect, target distributions are calculated using a discrete Gaussian model, with composites and variograms as parameters. The distribution of the scaled composites illustrates the anticipated tonnes and average grades above various cutoff grades at the SMU scale. As described in Section 14.6.8, the searches used during OK are restricted to mitigate Kriging's smoothing effects and ensure the estimated model matches the target distribution. A comparison between the expected SMU distribution of grade and tonnes and the estimated model (Figure 14-46) confirms that the appropriate level of smoothing is achieved at the reporting cutoff. Further modifications to the search strategy to achieve a closer match would introduce excessive bias.

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Figure 14-46: Comparison of target gold distribution and estimated distribution

14.6.8.2	Visual Validation

The QP visually reviewed the estimated block model grades in cross-sectional views, comparing the estimated block model grades to the input composited drillhole assays and the modelled mineralization trends. The block model compares very well to the input compositing data. Local high- and low-grade zones within the Mineral Resource areas are reproduced as desired, and the locally varying anisotropy adequately maintains variable mineralization orientations. Figure 14-47 and Figure 14-48 illustrates the grade estimation blocks used for the MRE.

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Note: Bold black lines illustrate the constraining open pit shell and out-of-pit mining shapes.

Figure 14-47: Cross-section of the 2025 Pony Creek MRE block model at Bowl looking north along 14,655,000N illustrating estimated grades

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Note: Bold black lines illustrate the constraining open pit shell and out-of-pit mining shapes.

Figure 14-48: Cross-section of the 2025 Pony Creek MRE block model at Appaloosa looking north along 14,663,000N illustrating estimated grades

14.6.9	Mineral Resource Classification

14.6.9.1	Classification Definitions

The 2025 Pony Creek MRE discussed in this Technical Report is classified following guidelines established by the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 29, 2019, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 14, 2014.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.6.9.2	Classification Methodology

In accordance with the CIM definition standards, the 2025 Pony Creek MRE is classified as Inferred. The classification of the Inferred Mineral Resources is based on geological confidence, data quality and grade continuity of the data. The most relevant factors used in the classification process are the following:

•	Density of conditioning data.
•	Level of confidence in drilling results and collar locations.
•	Level of confidence in the geological interpretation.
•	Continuity of mineralization.
•	Level of confidence in the assigned densities.

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Mineral Resource classification uses a single-pass strategy. Each block is assigned a classification of inferred if at least 3 drillholes fall within a search ellipsoid with a radius of 800 ft by 400 ft by 200 ft, centred on each block, and oriented as described in Section 14.6.8. This process is independent of grade estimation.

Measured and indicated resources are currently not defined. For future resource assessments, ranking historical drillholes based on confidence in their collar and downhole surveys is recommended. Only drillholes with high confidence should be considered for measured and indicated resources in conjunction with modern drilling data.

14.6.10	Reasonable Prospects for Eventual Economic Extraction

According to CIM guidelines, reported mineral resources must demonstrate reasonable prospects for eventual economic extraction (RPEEE). The following section describes the parameter assumptions and methodologies used to constrain the 2025 Pony Creek MRE statement.

14.6.10.1	Open Pit Mineral Resource Parameters

To establish RPEEE in an open pit scenario, a dual-processing approach has been applied. Material interpreted as not heap-leachable is assumed to be processed using a conceptual Homestake-style vat leach method, which historically involved a sand/slime separation followed by static and recirculated vat leaching. This method was successfully operated for decades at the Homestake Gold Mine, achieving gold recoveries of approximately 90–94%. While this approach remains conceptual and subject to validation through comprehensive metallurgical testing, it provides a reasonable framework to establish RPEEE utilizing differentiated recovery and cost assumptions.

Interpretations of gold recoverability across lithological units are based on cyanide-soluble to fire assay (CN:FA) ratios derived from laboratory analyses. These ratios represent preliminary geochemical indicators and are not a substitute for dedicated metallurgical testing; they are used here solely as an initial proxy for relative gold recovery potential. Preliminary analysis of the CN:FA ratios, when compared against geological logging and multi-element geochemistry, indicates that variability in recovery is predominantly explained by logged sulphide content and total sulphur assays, establishing a strong inverse correlation between CN recovery and sulphur levels.

Geological units interpreted to be amenable to heap leach processing include limestone, conglomerate, siltstone, and the Indian Wells formation. In contrast, intrusive units consistently exhibit low CN:FA ratios, suggesting limited response to heap leaching and the need for alternative processing methods. Sandstone units display variable behavior, with certain zones demonstrating higher CN:FA ratios and therefore greater heap leach potential. A 3D wireframe model was developed to delineate volumes considered amenable to heap leaching versus those requiring alternative processing pathways.

The resource block model underwent several pit optimization scenarios using Deswik's Pseudoflow pit optimization. Table 14-98 outlines the parameters and mining method assumptions used to generate the pit shell that constrains the reported open pit resources and establishes the reporting cutoffs.

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Table 14-98: Parameter Assumptions for Pit Optimization

Parameter	Unit	Value
Heap Leach
Mining Cost	US$/ton	2.49
G&A	US$/ton	0.56
Processing Cost	US$/ton	1.90
Recovery: Au	%	75.0
Reporting Cutoff	Au g/t	0.17
Vat Leach
Mining Cost	US$/ton	2.49
G&A	US$/ton	0.56
Processing Cost	US$/ton	6.70
Recovery: Au	%	85.0
Reporting Cutoff	Au g/t	0.17
Sale
Sale Price: Au	US$/ozt	2,800
Royalty	%	0.0

14.6.11	Mineral Resource Estimate Statement

The 2025 Pony Creek MRE is reported in accordance with the Canadian Securities Administrators' NI 43-101 rules for disclosure and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 29, 2019, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10, 2014.

Mineral Resource modelling was conducted in NAD27 / BLM 11N (ftUS) Coordinate System (EPSG:4411). The MRE utilized a block model with a size of 20 ft (X) by 20 ft (Y) by 10 ft (Z) to honour the mineralization wireframes for estimation. Gold (Au) grades were estimated for each block using Ordinary Kriging (OK) with locally varying anisotropy to ensure grade continuity in various directions is reproduced in the block model. The MRE is reported as undiluted.

The reported open-pit resources utilize a cutoff of 0.103 Au g/t Au for heap leach and 0.17 Au g/t for vat leach material.. The resource block model underwent pit optimization using Deswik's Pseudoflow pit optimization. The resulting pit shell is used to constrain the reported open-pit resources.

The 2025 Pony Creek MRE comprises Inferred Mineral Resources of 493 thousand troy ounces (koz) gold at a grade of 0.0126 ozt/st (0.43 g/t) Au, within 35,417 thousand short tons (kst; 39,041 thousand metric tonnes [mkt]). Table 14-99 presents the complete 2025 Pony Creek MRE statement. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

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Table 14-99: Summary of the 2025 Inferred Mineral Resources on the Pony Creek Project (1-7)

Mineral Resource Area	Material Type	Short Tons (kst)	Metric Tonnes (kmt)	Au (koz)	Au (g/t)	Au (ozt/st)
Bowl	Heap Leach	3,635	3,298	53	0.50	0.015
	VAT Leach	21,785	19,763	317	0.50	0.015
Appaloosa	Heap Leach	10	9	0	0.28	0.008
	VAT Leach	3,903	3,541	59	0.51	0.015
Stallion	Heap Leach	8,548	7,755	53	0.21	0.006
	VAT Leach	1,159	1,052	12	0.35	0.010
All	Heap Leach	12,193	11,061	105	0.30	0.009
	VAT Leach	26,848	24,356	387	0.49	0.014
	All	39,041	35,417	493	0.43	0.013

Notes:

1.	Warren Black, M.Sc., P.Geo., Senior Consultant: Mineral Resources and Geostatistics of APEX Geoscience Ltd., who is a Qualified Person as defined by NI 43-101 is responsible for the completion of the 2025 Pony Creek mineral resource estimation, with an effective date of September 30, 2025.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
4.	There are no known legal, political, environmental or other risks that could materially affect the potential development.
5.	The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
6.	The reported open-pit resources utilize a cutoff of 0.103 Au g/t Au for heap leach and 0.17 Au g/t for vat leach material.
7.	Economic assumptions used include US$2,800/oz Au, process recoveries of 75% for Au in heap leach material and 85% for Au in vat leach material, a processing cost of US$1.90/t for heap leach and US$6.70/t for vat leach material, and a G&A cost of US$0.56/t.
8.	The constraining pit optimization parameters included a mining cost of US$2.49/t for both mineralized and waste material and assumed pit slope angles of 45°.

14.6.12	Mineral Resource Estimate Sensitivity

Mineral Resources can be sensitive to the selection of the reporting cutoff grade. For sensitivity analyses, other cutoff grades are presented for review. Mineral Resources at cutoff grades are presented for the Pit-Constrained Mineral Resources in Table 14-100.

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Table 14-100: Sensitivities of the Inferred Pit-Constrained 2025 Pony Creek MRE

Cutoff Au (ozt/st)	Cutoff Au (g/t)	Short Tons (kst)	Au (koz)	Au (g/t)	Au (ozt/st)
0.002	0.069	42,535	454	0.366	0.011
0.003	0.103	38,986	445	0.391	0.011
0.004	0.137	34,299	428	0.428	0.012
0.005	0.171	29,571	407	0.470	0.014
0.006	0.206	24,571	379	0.529	0.015
0.007	0.240	20,303	352	0.594	0.017
0.008	0.274	17,081	328	0.658	0.019
0.009	0.309	14,763	308	0.715	0.021
0.010	0.343	12,787	289	0.775	0.023
0.015	0.514	7,408	224	1.035	0.030
0.020	0.686	4,827	179	1.273	0.037
0.025	0.857	3,276	144	1.511	0.044
0.030	1.029	2,292	117	1.755	0.051
0.035	1.200	1,786	101	1.938	0.057
0.040	1.371	1,415	87	2.111	0.062
0.045	1.543	937	67	2.436	0.071
0.050	1.714	727	57	2.670	0.078
0.075	2.571	240	28	3.939	0.115
0.100	3.429	131	18	4.765	0.139

14.6.13	Risk and Uncertainty in the Mineral Resource Estimate

The 2025 Pony Creek MRE is based on a drillhole database compiled from multiple drilling campaigns using different laboratories and QAQC protocols. While Orla has applied consistent protocols in recent work, further efforts are needed to gather documentation to audit collar locations and downhole surveys from earlier campaigns. As the project advances toward economic studies, Orla should continue to implement a rigorous QAQC program—including certified reference materials, blanks, field duplicates, and regular umpire testing—to improve data confidence and enable robust comparisons with historical drilling.

A major source of uncertainty lies in the geological and structural modelling that underpins the estimation domains. The resource model relies on early-stage interpretations derived from drillhole data and surface mapping but lacks a comprehensive subsurface structural model. These gaps introduce risk to the interpretation of domain continuity and geometry. Further geological and structural modelling is recommended to improve confidence in mineralization controls and domain boundaries.

Although Contact Gold completed initial metallurgical testing of recent drill samples from the Bowl and Stallion zones, there was not enough data to use in the MRE for Pony Creek. The metallurgical studies discussed in Section 13 indicate potential for high recovery and medium recovery material. The domain coverage of DDHs used in the metallurgical studies is limited.

Another critical uncertainty in the MRE is the reliance on assumed bulk densities by lithology, in the absence of sufficient direct measurements. Although density values appear statistically reasonable within the available dataset, there is limited coverage across key domains (Appaloosa, Bowl, North Stallion, South Stallion). Additional density data collection is recommended across both mineralized and unmineralized intervals, along with validation of field measurement techniques (e.g., wet/dry versus wax-coating) to ensure accuracy.

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Variogram modelling was constrained by data spacing and the limited spatial variability within domains, which restricts the reliability of geostatistical continuity. Additional drilling—particularly in lower-density areas such as Appaloosa and Stallion—is expected to improve the definition of mineralized trends and support more robust variogram models.

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15	Mineral Reserve Estimates

15.1	Introduction

Thomas L. Dyer, PE, a Qualified Person as defined by NI 43-101, is the author of this section. To determine the South Railroad mineral reserves, the author classifies mineral reserves in order of increasing confidence into probable and proven categories, in accordance with the “CIM Definition Standards - for mineral resources and mineral reserves” (2014), and therefore NI 43-101.

Mineral reserves for the Pinion and Dark Star deposits were developed by applying relevant economic criteria to define the economically extractable portions of the current mineral resources. CIM standards require that modifying factors be used to convert mineral resources into mineral reserves. These standards define modifying factors, as well as proven and probable mineral reserves, with CIM’s explanatory material shown in italics as follows:

Mineral Reserve

Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted, and is defined by studies at the preliminary feasibility or feasibility level, as appropriate, that include the application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is significant that, in all situations where the reference point is different, such as for a salable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a mineral reserve must be demonstrated by a preliminary feasibility study or a feasibility study.

Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant modifying factors. Mineral reserves are inclusive of diluting material that will be mined with the mineral reserves and delivered to the treatment plant or equivalent facility. The term ‘mineral reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does indicate that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person prepares the mineral reserve. For example, most metal deposits disclose mineral reserves with a “mill feed” reference point. In these cases, mineral reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, mineral reserves are reported as a “salable product” reference point and include reductions for plant yield (recovery). The Qualified Person must clearly state the ‘reference point’ used in the mineral reserve estimate.

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Probable Mineral Reserve

A probable mineral reserve is the economically mineable part of an Indicated mineral resource, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

The Qualified Person(s) may elect to convert measured mineral resources to probable mineral reserves if the confidence in the modifying factors is lower than that applied to a proven mineral reserve. Probable mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a preliminary feasibility study.

Proven Mineral Reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

Application of the proven mineral reserve category implies that the Qualified Person has the highest degree of confidence in the estimate, with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a preliminary feasibility study. Within the CIM Definition Standards, the term proven mineral reserve is an equivalent term to a proven mineral reserve.

Modifying Factors

Modifying Factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

The author of this section has used measured and indicated mineral resources as the basis to define mineral reserves for both the Dark Star and Pinion deposits based on open-pit mining with cyanide heap-leach processing. The mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. The author then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

Dark Star mining has been designed using four pit phases, and Pinion mining has been designed using five pit phases. The phased pit designs for both the Dark Star and Pinion deposits were used to define the project production schedule, which was then used for cash flow analysis for the feasibility study. The final cash flow model was produced by Qualified Persons from M3 Engineering and demonstrates that the deposits make a positive cash flow and are reasonable with respect to the statement of mineral reserves for those deposits.

15.2	Pit Optimization

Pit optimizations were completed by first identifying economic and geometrical parameters. This was followed by evaluating cutoff grades and then running pit optimizations and economic analysis within various optimized pit shells.

15.2.1	Economic Parameters

Economic parameters were used to generate optimized pits using a Lerchs-Grossman algorithm within Whittle™ software (Version 4.7). The economic parameters include estimated mining costs, processing costs, general and administrative costs (G&A), refining costs, royalties, and metal recoveries. Mine planning is an iterative process, and initial costs and recoveries were assumed to determine how large the pits would be. The economic parameters were refined as concepts were developed on how material would be processed from the different deposits. The methods assumed for processing include run-of-mine (ROM) and crushed leach.

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The economic parameters used are shown in Table 15-1. The maximum process rate is assumed to be a mixture of crushed and ROM leach material totaling 32,000 tons per day. The G&A cost is applied in the pit optimizations as a variable cost and then later applied as a fixed cost in the cash-flow model.

Table 15-1: South Railroad Economic Parameters

	Dark Star		Pinion		Units
	ROM	Crush	ROM	Crush
Mining – Waste	$2.12	$2.12	$2.20	$2.20	$/ton Mined
Avg. Rehandle Loading Cost	$-	$0.07	$-	$0.07	$/ton Processed
Incremental Ore Haul Cost	$0.54	$0.54	$0.09	$0.09	$/ton Processed
Crushing & Stack	$-	$0.84	$-	$0.84	$/ton Processed
Leaching	$3.64	$3.64	$3.64	$3.64	$/ton leached
G&A Cost per ton	$1.14	$1.14	$1.14	$1.14	$/ton Processed
Refining – Au	$2.15	$2.15	$2.15	$2.15	$/oz Produced
Refining – AG	N/A	N/A	$0.50	$0.50	$/oz Produced
Royalty	By Area	By Area	By Area	By Area

Royalties were applied by royalty area or region as provided by Gold Standard. These are described in Section 4.2.

Recoveries were applied in detail based on recommendations by Mr. Gary Simmons, the Qualified Person for Section 13 of this Technical Report. Most of the recoveries used are based on grade-dependent equations as shown in Sections 15.2.1.1 and 15.2.1.2.

Pit optimizations based on $2,300 per ounce gold and $25.00 per ounce silver were used for guidance of pit designs. These metal prices are lower than the final economic analysis prices used of $3,100 and $36.50 per ounce of gold and silver, respectively. The final ultimate pits are reasonable with respect to the reporting of reserves.

15.2.1.1	Dark Star Recoveries

Dark Star recovery equations were provided based on mineral resource model blocks classified as low- and high- silica in the deposit. Separate equations were provided for both ROM and crushed leach processing.

The recovery equations are shown in Table 15-2. The “ssuli” in the equations refers to the “sulfide sulfur” estimate that resides in the model.

Table 15-2: Dark Star Leach Recovery Equations for Gold

Recoveries	Equation
Crush	IF(ssuli<0.1,(-(211*ssuli)+90.8)/100,(70)/100)
ROM	IF(ssuli<0.1,(-(211*ssuli)+90.8-5)/100,(70-5)/100)

Material that contains more than 0.3% sulfide sulfur was considered to be sulfidic and was not processed. Additionally, the model item “ref_flg” is used to determine whether the material is fresh (1), mixed (2), or oxide (3) material. Fresh (sulfidic) material is considered to be waste.

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15	.2.1.2	Pinion Recoveries

Pinion gold recoveries are based on estimated barium intensity. Recovery formulas were provided for ROM and crushed leach for both gold, as shown in Table 15-3.

Table 15-3: Pinion Leach Recovery Equations for Gold

Recoveries	Equation
Crush	if(baita<2.7,(63)/100,(-1.8*baita+68)/100)
ROM	if(baita<2.7,(63-10)/100,(-1.8*baita+68-10)/100)

The baita variable is the barium intensity.

Silver recoveries were estimated as a constant 15% for crushed leach and 5% for ROM material. Silver recoveries only apply to Pinion as there are no silver resources estimated for Dark Star.

As with Dark Star, material that contains more than 0.3% sulfide sulfur or with a “ref_flg” of one was considered sulfidic and not processed.

15.2.2	Geometric Parameters

Geometric parameters include land constraints and slope parameters. No land boundaries were used other than royalty areas which were used to apply NSR royalties to the economics.

Slope recommendations were provided by Golder Associates (Golder) (Golder, 2021). These were given using different sectors for both the Dark Star and Pinion deposits. Golder provided two sets of recommendations for each deposit based on whether best-case blasting practices are used. The QP has applied the recommendations, assuming best blasting practices will be used to protect high walls from damage.

15	.2.2.1	Dark Star Slope Recommendations

Dark Star slope sectors provided by Golder (2021) are shown in Figure 15-1. Recommended bench heights, catch bench widths, bench face angles (BFA), and inner-ramp slope angles (IRA) are shown in Table 15-4.

The slope sectors were flagged into the mineral resource block model and exported to Whittle. For pit optimizations, the slopes in Dark Star Main were flattened by 5° while Dark Star North slopes were flattened by 7°- 9° to provide a more accurate representation of the flattening because of the inclusion of ramps in the preliminary pit designs.

Table 15-4 shows the adjusted slope angles under the column “OSA”.

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SECTOR N2
SECTOR N3
ANGLES INDICATE WALL ORIENTATION OF DESIGN SECTOR BOUNDARIES.
120°
165°
235°
OUTCROP FAULT
PPCGL
DARK STAR NORTH
PPSTU
SECTOR N4
SECTOR N1
DARK STAR FAULT
SADDLE FAULT
WEST FAULT
PPSTL
060°
Tw
Qgvl
SADDLE FAULT
SECTOR S2
120°
270°
EAST FAULT
SECTOR S1
DARK STAR MAIN
PPGCL
PPSTL
PPSTU
SECTOR S3
TCGL
060°
SECTOR S4
330°
LEGEND
Qgvl - QUATERNARY COLLUVIUM
Tiw - TERTIARY INDIAN WELLS
TCGL - TERTIARY CONGLOMERATE
Mc - MISSISSIPPIAN CHAINMAN FORMATION
PPSTU - PENNSYLVANIAN - PERMIAN UPPER SILTY LIMESTONE
PPCGL - PENNSYLVANIAN - PERMIAN CONGLOMERATE
PPSTL - PENNSYLVANIAN - PERMIAN LOWER SILTY LIMESTONE
EXISTING AND PROPOSED GROUND (20 ft CONTOURS)
MAJOR FAULTS
2019 GEOTECHNICAL COREHOLE LOCATION (NOTES 6 AND 7)
2020 GEOTECHNICAL COREHOLE LOCATION (NOTES 6 AND 7)
2018 GEOTECHNICAL OUTCROP MAPPING LOCATIONS
NOTE(S)
CLIENT
GOLD STANDARD VENTURES CORPORATION
PROJECT
DARK STAR AND PINION PROJECTS
FEASIBILITY LEVEL PIT SLOPE STUDY
ELKO COUNTY, NEVADA
TITLE
DARK STAR DESIGN SECTORS
DRAFT
CONSULTANT
GOLDER
YYYY-MM-DD
2021-1-21
DESIGNED
RB
PREPARED
JTB
REVIEWED
BB
APPROVED
GL
PROJECT NO.
20146639
FIGURE
1

(From Golder, January 2021)

Figure 15-1: Dark Star Slope Sectors

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Table 15-4: Dark Star Slope Recommendations by Sector

Sector	Zone	Bench Height	Bench Width	BFA	IRA	OSA
N1	1	60	27	69	50	41
N2	2	60	27	72	52	43
N3	3	60	27	67	48	41
N4	4	60	27	72	52	43
S1	11	60	27	71	51	46
S2	12	60	27	72	52	47
S3	13	60	27	67	48	43
S4	14	60	27	72	52	47
Ovgl, Twi	21	30	25	60	35	35
Tcgl	22	30	21	65	40	40

15.2.2.2	Pinion Slope Recommendations

Pinion slope sectors provided by Golder are shown in Figure 15-2 and the recommended bench heights, catch bench widths, BFA, and IRA are shown in Table 15-5. For Whittle pit optimizations, sections 4 and 5 were flattened by 1° to account for ramps, while the IRA was applied to the remaining sections. Unlike Dark Star North, the final designs for Pinion were completed, leaving minimal ramps in the high wall. The exception is Pinion North Section 4, which contains most of that pit’s ramps and was flattened by 9° to account for this.

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PINION NORTH
PINION MAIN
SECTOR N1
SECTOR N2
SECTOR N3
SECTOR N4
SECTOR S1
SECTOR S2
SECTOR S3
SECTOR S4
SECTOR S5
MAIN FAULT
DIXIE FAULT
SOUTH FAULT
N106 FAULT
TONKA FAULT
LINKAGE FAULT
UPPER THRUST FAULT
Mc
Mw
Mtp
MLBx
Ddg
PC19-20
PC19-21
PC19-22
PC20-17
PC20-18
PC20-19
PC20-20
PC20-21
PN-12
PN-13
PN-14
PN-16
PN-17

LEGEND

- Mc - MISSISSIPPIAN CHAINMAN FORMATION
- Mw - MISSISSIPPIAN WEBB FORMATION
- Mtp - MISSISSIPPIAN TRIPON PASS FORMATION
- MLBx - MULTILITHIC BRECCIA
- Ddg - DEVIL'S GATE LIMESTONE
- EXISTING AND PROPOSED GROUND (20 ft CONTOURS)
- MAJOR FAULTS
- PC19-20 2019 GEOTECHNICAL COREHOLE LOCATIONS (NOTES 6 AND 7)
- PC20-19 2020 GEOTECHNICAL COREHOLE LOCATIONS (NOTES 6 AND 7)
- PN-10 2019 GEOTECHNICAL OUTCROP MAPPING LOCATIONS
- 15° APPROXIMATE ORIENTATION OF Mw/Mtp CONTACT
- 15° APPROXIMATE ORIENTATION OF Ddg/MLBx CONTACT

NOTE(S)

1. EXISTING TOPOGRAPHY PROVIDED BY GOLD STANDARD VENTURES IN AN ELECTRONIC FILE TITLED "pinion_orthophoto_dtm_ftm_clipped.dxf" DATED OCTOBER 16, 2019.
2. PINION PIT SURFACE PROVIDED BY GOLD STANDARD VENTURES IN AN ELECTRONIC FILE TITLED "pinion__1500_resource_pit.dxf" DATED OCTOBER 29, 2020.
3. GEOLOGY AND FAULT 3-D MODELS PROVIDED BY GOLD STANDARD VENTURES IN AN ELECTRONIC FILES DATED AND TITLED AS FOLLOWED:
   - "Pinion_Button.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_Dixie.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_Linkage.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_LT.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_Main.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_N106.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_South.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_Tonka.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_Ddg_clean.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_MLBX_clean.dxf" DATED OCTOBER 29, 2020.
   - "Pinion_Mtp_clean" DATED OCTOBER 29, 2020, AND
   - "Pinion_Mw_clean" DATED OCTOBER 29, 2020.
4. UTM NAD27, ZONE 11 GRID COORDINATE SYSTEM USED FOR DRAWING.
5. 2020 AND 2019 COREHOLE LOCATIONS PROVIDED BY GOLD STANDARD VENTURES IN AN ELECTRONIC FILE TITLED "Collar XLSX" ON NOVEMBER 3, 2020.
6. DOWNHOLE SURVEYS PROVIDED BY GOLD STANDARD VENTURES IN AN ELECTRONIC FILE TITLED "GEOBANK_EXPORT_DH Surveys_Development Core_2020_09_30.csv" ON SEPTEMBER 30, 2020.

1" = 500' FEET

CLIENT
GOLD STANDARD VENTURES CORPORATION

PROJECT
DARK STAR AND PINION PROJECTS
FEASIBILITY LEVEL PIT SLOPE STUDY
ELKO COUNTY, NEVADA

TITLE
PINION PIT DESIGN SECTORS

DRAFT

CONSULTANT: GOLDER

YYYY-MM-DD	2021-1-21
DESIGNED	RB
PREPARED	JTB
REVIEWED	SK
APPROVED	GL

PROJECT NO. 20146639

FIGURE 2

Source: Golder, January 2021

Figure 15-2: Pinion Slope Sectors

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Table 15-5: Pinion Slope Recommendations by Sector

Sector	Zone	Bench Height	Bench Width	BFA	IRA	OSA
S1	1	60	27	72	52	52
S2	2	60	27	70	50	50
S3	3	60	27	72	52	52
S4	4	30	21	65	40	39
S5	5	30	21	65	40	39
N1	11	60	27	72	52	52
N2	12	60	27	62	45	45
N3	13	60	27	72	52	52
N4	14	30	21	65	40	31
MLBx	21	30	21	65	40	39

(From Golder and Associates, January 2021)

15	.2.3	Cutoff Grades

Pit optimizations were created using the economic parameters as described above. Whittle software was allowed to determine the material that would be sent to the leach pad based on the profitability of each block. This implies a variable cutoff grade based on various recoveries. While the resource was defined based on a .003 oz Au/ton, the minimum grade of 0.004 oz Au/ton was applied to the reserve optimizations and subsequent material routing.

Because of the variable gold recovery by equations stated in Table 15-2 and Table 15-3, the calculation of a gold equivalent grade is not a straightforward process and depends on estimated sulfide sulfur and barium. For this reason, a conventional cutoff grade was not used for determining material to be sent to the leach pad versus the waste dump. In place of a conventional cutoff grade, a gross metal value (GMV) was calculated, which represents the value of each block based on metal content, recovery of both gold and silver, royalty obligations, and refining costs. A $GMV/ton was calculated for both gold and silver (Pinion) and then added together to form the total GMV per ton. The resulting GMV values were used for the reporting of reserves.

Cutoff grades that are applied to the blocks are based on an internal cutoff grade. The internal cutoff grade calculation eliminates the mining cost in the calculation, assuming that the block will be mined as part of an economic pit, and the determination of the block’s economic viability is made at the point where trucks exit the pit. Thus, the mining cost becomes a sunk cost.

So, the overall cutoff grade in $GMV is determined by the block’s ability to pay for G&A, incremental haulage, and processing costs. The GMV equations are shown below.

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Where:

is the recovered grade (grade times recovery) of gold for the block;

is the gold price in $/oz Au

is the refining cost in $/oz Au

is the recovered grade (grade times recovery) of silver for the block;

is the silver price in $/oz Ag

is the refining cost in $/oz Ag

is the total GMV of gold for the block in $/ton

is the total GMV of silver for the block in $/ton

is the total GMV for the block in $/ton

Note that Dark Star does not include silver, so the GMV for silver is simply zero.

The cutoff grade was applied to the total GMV based on the economic parameters shown in Table 15-1. Results in cutoff grades are shown in Table 15-6 for both Dark Star and Pinion. Note that in determining material types for processing, the best value is used to determine whether to process material via ROM or crushed leach. Any blocks that have negative values are considered waste. The same methodology was used for both Dark Star and Pinion.

Table 15-6: Pinion and Dark Star ($GMV/ton)

	ROM	Crush
Dark Star	$5.32	$6.23
Pinion	$4.87	$5.78

15.2.4	Pit Optimization Methods and Results

Pit optimizations were run using Whittle™ software (version 2024). Inputs into Whittle included the mineral resource block model along with the economic and geometric parameters previously discussed. Pit optimizations used for mineral reserve definition used only measured and indicated mineral resources for processing, and all Inferred material is considered as waste. Each deposit was run separately, and ultimate pit shells were selected from the Whittle results for the final design. For Dark Star and Pinion, additional pit shells were considered for guidance of interior pit phases.

The selections of ultimate pits and pit phases were chosen based on the economics discussed in Section 15.1. The first step was to optimize a set of pit shells based on varying a revenue factor. This was done in Whittle using a Lerchs-Grossman algorithm. The revenue factor was multiplied by the recovered ounces and the metal prices, creating a nested set of pit shells based on different metal prices. Revenue factors for each of the deposits were varied from 0.50 to 3.0 in increments of 0.025. With a base price of $1,000 per ounce of gold, the resulting pit shells represent gold prices from $300 to $3,000 per ounce in increments of $25.00. 96 total pit shells were generated for this analysis.

For Pinion, silver prices were adjusted to maintain a constant silver ratio for each revenue factor. This is done by setting a silver reference price equivalent to the reference gold price by multiplying the base silver price times $1,000 divided by the base gold price, or $25.00 * $1,000 / $2,300 = $10.87 per ounce of silver.

The second step of the process was to use the Pit by Pit (PbP) analysis tool in Whittle to generate a discounted operating cash flow (note that capital is not included). This analysis is done using the base price of metal ($2,300 per ounce of gold and $25.00 per ounce of silver). This uses a rough scheduling for each pit shell to generate the discounted value for the pit. The program develops three different discounted values: best, worst, and specified. The best-case value uses each of the pit shells as pit phases or pushbacks. For example, when evaluating pit 20, there would be 19 pushbacks mined before pit 20, and the resulting schedule takes advantage of mining more valuable material up front to improve the discounted value. Evaluating pit 21 would have 20 pushbacks; pit 22 would have 21 pushbacks, and so on. Note that this is not a realistic case as the incremental pushbacks would not have enough mining width between them to be able to mine appropriately, but this does help to define the maximum potential discounted operating cash flow.

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The worst case does not use any pushbacks in determining the discounted value for each of the pit shells. Thus, each pit shell is evaluated as mining a single pit from top to bottom. This does not provide the advantage of mining more valuable material sooner, and it generally provides a lower discounted value than that of the best-case.

The specified case allows the user to specify pit shells to be used as pushbacks, and then schedules the pushbacks and calculates the discounted cash flow. This is more realistic than the base case as it allows for more mining width, though the final pit design will have to ensure that appropriate mining width is available. The specified case has been used for each mine to determine the ultimate pit limits to design to, as well as to specify guidelines for designing pit phases.

15.2.4.1	Dark Star Pit Optimization

The previously discussed parameters were used along with gold prices varying from $500 to $3,000 per ounce to create the pit optimization results. These results are shown in Table 15-7 using $100 gold price. Pit 73 is highlighted as the pit created using the final evaluation gold price of $2,300 per ounce, and is also the pit used to create GMV. The pit optimization used the IRA slopes provided by Golder and Associates and selected flattening to account for roads as described previously.

Table 15-8 shows the PbP results, and these are also shown graphically in Figure 15-3. Pit 71 is highlighted as having the best discounted (5%) operating cash-flow for the specified case, and Pit 73 is highlighted as the $2,300 gold price pit shell, which was chosen as the basis for pit designs. The final design was done using four pit phases, two for Dark Star North The final design is very close to pit 73 showing that the pit design is reasonable with respect to the economics.

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Table 15-7: Dark Star Pit Optimization Results

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Table 15-8: Dark Star Pit by Pit Results

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Dark Star Pit by Pit Graph
Value ($M USD)
Tonnage (Millions)
Pit
800
700
600
500
400
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
70
80
90
100
Value ($M USD)
Discounted open pit value for Best Case.
Discounted open pit value for Specified Case.
Discounted open pit value for Worst Case.
Tonnage (Millions)
Tonnage input to processing for Best Case.
Tonnage of waste rock.

Figure 15-3: Dark Star Pit by Pit Graph

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15.2.4.2	Pinion Pit Optimization

The Pinion optimization parameters were used along with variable gold prices to create the pit optimization results. These results are shown in Table 15-9 using $100 gold price increments. The highlighted are pit shell is Pit 73, which is created using the project economics gold price of $2,300 per ounce of gold, and was used for the final pit design. Pit optimizations used the previously discussed Golder IRA slope criteria, flattened to represent haul roads in the design.

Table 15-10 shows the PbP results, and these are also shown graphically in Figure 15-4. This shows the total processed material as selected by Whittle. Pit 65 is highlighted as having the best discounted (5%) operating cash-flow for the specified case, and Pit 73 is highlighted as the design guidance pit optimized at a gold price of $2,300/oz. The final pit design falls within this ultimate pit shell. Note that there is a small step-in on the south side of the pit to accommodate water management in the final design.

Table 15-9: Pinion Pit Optimization Results

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Table 15-10: Pinion Pit by Pit Results

Material Processed					Waste	Total	Strip	Disc. Op Cash Flow (M USD)		
Pit	k Tons	oz Au/ton	k Ozs Au	oz Ag/ton	k Ozs Ag	k Tons	k Tons	Ratio	Best	Specified	Worst
1	475	0.037	18	0.179	85	376	851	0.79	$ 18.88	$ 18.88	$ 18.88
5	961	0.032	31	0.165	158	604	1,565	0.63	$ 30.77	$ 30.77	$ 30.77
9	1,550	0.029	45	0.168	261	1,028	2,578	0.66	$ 43.45	$ 43.45	$ 43.45
13	2,370	0.027	63	0.192	454	1,552	3,922	0.66	$ 57.25	$ 57.25	$ 57.25
17	2,901	0.026	74	0.191	553	2,203	5,104	0.76	$ 65.34	$ 65.34	$ 65.34
21	3,336	0.025	83	0.185	618	2,822	6,158	0.85	$ 71.06	$ 71.06	$ 71.06
25	4,258	0.024	102	0.182	775	4,832	9,090	1.13	$ 82.80	$ 82.80	$ 82.80
29	4,740	0.023	111	0.179	850	5,535	10,275	1.17	$ 87.17	$ 87.14	$ 87.14
33	5,200	0.023	118	0.171	889	6,277	11,477	1.21	$ 90.92	$ 90.80	$ 90.80
37	6,146	0.022	135	0.161	989	8,862	15,008	1.44	$ 98.62	$ 98.34	$ 98.21
41	6,530	0.022	143	0.159	1,037	10,163	16,693	1.56	$ 101.49	$ 101.15	$ 100.91
45	17,433	0.020	351	0.152	2,654	60,360	77,793	3.46	$ 166.00	$ 165.29	$ 161.44
49	19,658	0.020	388	0.147	2,899	67,657	87,315	3.44	$ 175.27	$ 174.56	$ 168.61
53	20,918	0.019	407	0.145	3,029	72,228	93,146	3.45	$ 179.20	$ 178.49	$ 170.98
57	40,707	0.019	776	0.150	6,102	196,964	237,671	4.84	$ 217.57	$ 216.47	$ 195.10
61	42,269	0.019	798	0.149	6,279	203,055	245,324	4.80	$ 219.21	$ 218.11	$ 194.06
65	45,242	0.019	840	0.147	6,632	215,298	260,540	4.76	$ 220.61	$ 219.44	$ 188.88
69	46,468	0.018	857	0.145	6,741	221,266	267,734	4.76	$ 220.69	$ 219.30	$ 186.47
73	46,871	0.018	861	0.144	6,767	222,555	269,426	4.75	$ 220.56	$ 219.16	$ 185.13
77	47,481	0.018	867	0.143	6,810	224,160	271,640	4.72	$ 220.09	$ 218.65	$ 182.91
81	52,402	0.018	931	0.140	7,334	251,472	303,875	4.80	$ 213.35	$ 209.45	$ 158.13
85	53,015	0.018	938	0.139	7,392	254,199	307,214	4.79	$ 212.45	$ 208.17	$ 155.34
89	54,130	0.018	953	0.138	7,485	261,460	315,590	4.83	$ 210.02	$ 204.86	$ 149.07
93	54,580	0.018	959	0.138	7,536	264,071	318,650	4.84	$ 209.00	$ 203.52	$ 146.76
97	55,043	0.018	964	0.138	7,594	266,331	321,373	4.84	$ 207.87	$ 201.95	$ 143.63
101	57,138	0.017	985	0.137	7,813	276,893	334,031	4.85	$ 202.21	$ 194.38	$ 129.42

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Form 43-101F1 Technical Report

Pinion Pit by Pit Graph
Pit
Tonnage
Value ($M USD)
Discounted open pit value for Best Case.
Discounted open pit value for Specified Case.
Discounted open pit value for Worst Case.
Tonnage
Tonnage input to processing for Best Case.
Tonnage of waste rock.

Figure 15-4: Pinion Pit by Pit Graph

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15.3	Pit Designs

Detailed pit designs were completed for Dark Star and Pinion using Surpac™ software (version 2024). Each of the designs utilizes both 30 ft benches with a catch bench installed every bench or every other bench (60 ft). Catch benches were designed with a width of 21 ft for 30 ft benches or 27 ft for 60 ft, and the BFA’s used are shown in Table 15-4 and Table 15-5.

15.3.1	Road and Ramp Design

Road designs have been completed for the feasibility study to allow primary access for people, equipment, and consumables to the site. This includes haul roads between the designed pits, dumps, and the proposed leach facility. Within the pit designs, ramps have been established for haul truck and equipment access. The in pit ramps will only require a single berm. Ramps outside of the pit will require two safety berms. The design parameters for ramps and roads are shown in Table 15-11. Note that these also show parameters for one-lane traffic. One-lane traffic would be used near the bottom of pits where the strip ratio is minimal, and the traffic requirements are low.

The ramps and haul roads assume the use of 200-ton capacity haul trucks with an operating width of 25.08 ft. For two-way access, the goal of the road design is to allow a running width of 3.5 times the width of the trucks. Mine Safety and Health Administration (MSHA) regulations specify that safety berms be maintained with heights at least ½ of the diameter of the tires of the haul trucks that will travel on roads. The ½ height of the 200-ton haul truck’s tires is 5.61 ft. An extra 10% was added to the berm height design to ensure that all berms are of sufficient height.

Safety berms assume a slope of 1.5 horizontal to 1.0 vertical. Considering that ramps in the pit only need one berm, the road width of 105 ft was determined for two-lane traffic, which allows for 3.42 times the operating width of the haul trucks. Single-lane traffic roads are estimated to require 70 ft, which allows 2.02 times the operating width of haul trucks.

Roads outside of the pit will require two berms, and widths are estimated to be 125 ft, allowing 3.45 times the width of haul trucks.

Road designs are intended to have a maximum of 10% gradient, though some may exceed this for short distances around inside turns. Where switchbacks are used, the centerline gradient is reduced to about 8%. This keeps the inside gradient approximately 12%. Switchback designs have not added the detail for super elevation through the curves, but it is assumed that this will be done when they are constructed.

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Form 43-101F1 Technical Report

Table 15-11: Road and Ramp Design Parameters

	Two Lane In-Pit (ft)	Two Lane Ex-Pit (ft)	One Lane In-Pit (ft)
Truck Width	25.08	25.08	25.08
Running / Truck Width Ratio	3.50	3.50	2.00
Road Running Width	87.79	87.79	50.17
Tire Size	37.00R57	37.00R57	37.00R57
Tire ½ Height	5.61	5.61	5.61
Berm Height	6.17	6.17	6.17
Berm Top Width	0.75	0.75	0.75
Berm Slope	1.50	1.50	1.50
Berm Bottom Width	19.27	19.27	19.27
#Berms	1.00	2.00	1.00
Total Berm Width	19.27	38.54	19.27
Overall Width	107.06	126.33	69.44
Design Width	105.00	125.00	70.00
Running Width After Berms	85.73	86.46	50.73
Running Width / Truck Width	3.42	3.45	2.02

15.3.2	Dark Star Pit Designs

Dark Star pit designs were completed using four pit phases. Phase 1 mines an initial pit in Dark Star North, and Phase 2 mines an initial pit in Dark Star Main. Ultimate pits are mined in Phase 3 (Dark Star North) and Phase 4 (Dark Star Main). Dark Star North has generally higher grades and better value; however, it also has a higher strip ratio.

Figure 15-5 shows the ultimate Dark Star pit designs (Phases 3 and 4). Figure 15-6 shows the initial Dark Star pit designs (Phases 1 and 2).

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Form 43-101F1 Technical Report

1926000
1927000
1928000
1929000
1930000
1931000
14699000
14698000
14697000
14696000
14695000
14694000
14693000
N
PHASE THREE
PHASE FOUR
WEST WRSF
EAST WRSF

0 1750 3500 Feet

ORLA MINING

End Of Mine Life Ultimate Pit and Waste Storage Arraignment

RESPEC Reno Office
775.856.5700

SOUTH RAILROAD PROJECT - DARK STAR DEPOSIT

Date: 1 July 2025

Scale: As Shown

Coordinate System: Local Mine Grid

Figure 15-5: Dark Star Ultimate Pit Design

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Form 43-101F1 Technical Report

1927000
1928000
1929000
1930000
1931000
14700000
14699000
14698000
14697000
14696000
14695000
PHASE ONE
6,400ft
PHASE TWO
6,700ft
6,700ft

0 1500 3000 Feet		Phase 2
RESPEC Reno Office 775.856.5700	SOUTH RAILROAD PROJECT - DARK STAR DEPOSIT	Date: 1 July 2025 Scale: As Shown Coordinate System: Local Mine Grid

Figure 15-6: Dark Star North (Phase 1) and Main (Phase 2) Initial Pits

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Form 43-101F1 Technical Report

1927000
1928000
1929000
1930000
1931000
14700000
14699000
14698000
14697000
14696000
14695000
N
PHASE THREE
PHASE FOUR

0 1500 3000 Feet

ORLA MINING

Phase 4 - Ultimate Pit Limits

RESPEC Reno Office
775.856.5700

SOUTH RAILROAD PROJECT - DARK STAR DEPOSIT

Date: 1 July 2025
Scale: As Shown
Coordinate System: Local Mine Grid

Figure 15-7: Dark Star North (Phase 3) and Main (Phase 4)

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Form 43-101F1 Technical Report

15.3.3	Pinion Pit Designs

The Pinion ultimate pit design was achieved using five pit phases. The ultimate pit design is shown in Figure 15-8. The Pinion Phase 1 pit is in the northern part of the deposit and mines near surface oxide materials. Because of the lower strip ratio in this area, the Phase 1 pit provides a good initial value from the deposit. The Pinion Phase 1 pit design is shown in Figure 15-9.

The Pinion Phase 2 and 3 pits are located just south of Phase 1 and mines into the major portion of the upper part of the deposit from north to south. These pits were roughly designed based on the optimized pit shell number 40. The Pinion Phase 2 and 3 designs are shown in Figure 15-9 and Figure 15-10.

The Pinion 4 and 5 pits are an expansion to the south of Phase 3. Phase 4 (Figure 15-11) is designed to maximize the in-pit dumping available by mining the entire extent of the deposit in the east. Phase 5 (Figure 15-12) completes the extent of the pit.

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Form 43-101F1 Technical Report

1913000
1914000
1915000
1916000
1917000
1918000
1919000
1920000
1921000
14701000
14700000
14699000
14698000
14697000
14696000
14695000
14694000
14693000
14692000
N
PHASE ONE PIT
IN-PIT BACKFILL
WRSF
PHASE THREE PIT
PHASE FOUR PIT
PHASE FIVE PIT
0
2000
4000
Feet

RESPEC Reno Office
775.856.5700

SOUTH RAILROAD PROJECT - PINION DEPOSIT

End Of Mine Life Ultimate Pit and Waste Storage Arraignment

Date: 1 July 2025

Scale: As Shown

Coordinate System: Local Mine Grid

Figure 15-8: Pinion Ultimate Pit Design

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Form 43-101F1 Technical Report

1917000
1918000
1919000
1920000
1921000
14698000
14697000
14696000
14695000
14694000
14693000
N
PHASE ONE PIT
PHASE TWO PIT
7,020ft
6,960ft
6,930ft
6,780ft
0
1500
3000
Feet

ORLA MINING

Phase 2 - Pit Limits

RESPEC Reno Office
775.856.5700

SOUTH RAILROAD PROJECT - PINION DEPOSIT

Date: 1 July 2025
Scale: As Shown
Coordinate System: Local Mine Grid

Figure 15-9: Pinion Phase 1 and Phase 2 Pit Design

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Form 43-101F1 Technical Report

1917000
1918000
1919000
1920000
1921000
14698000
14697000
14696000
14695000
14694000
14693000
N
PHASE ONE PIT
PHASE TWO PIT
PHASE THREE PIT
7,110ft
6,930ft
7,020ft
6,960ft
6,930ft
6,810ft
6,690ft
6,600ft
6,780ft
6,780ft
6,750ft
6,660ft
7,110ft

0 1500 3000 Feet	ORLA MINING	Phase 3 - Pit Limits
RESPEC Reno Office 775.856.5700	SOUTH RAILROAD PROJECT - PINION DEPOSIT	Date: 1 July 2025 Scale: As Shown Coordinate System: Local Mine Grid

Figure 15-10: Pinion Phase 2 and Phase 3 Pit Design

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Form 43-101F1 Technical Report

1917000
1918000
1919000
1920000
1921000
14698000
14697000
14696000
14695000
14694000
14693000
N
PHASE ONE PIT
PHASE TWO PIT
PHASE THREE PIT
PHASE FOUR PIT

0 1500 3000 Feet

Phase 4 - Pit Limits

RESPEC Reno Office
775.856.5700

SOUTH RAILROAD PROJECT - PINION DEPOSIT

Date: 1 July 2025
Scale: As Shown
Coordinate System: Local Mine Grid

Figure 15-11: Pinion Phase 1, Phase 3, and Phase 4 Pit Design

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Form 43-101F1 Technical Report

1917000
1918000
1919000
1920000
1921000
14698000
14697000
14696000
14695000
14694000
14693000
N
PHASE ONE PIT
PHASE TWO PIT
PHASE THREE PIT
PHASE FOUR PIT
PHASE FIVE PIT
7,020ft
6,960ft
6,780ft
6,780ft
6,600ft
6,480ft
6,390ft
6,210ft
6,030ft
6,630ft

0 1500 3000 Feet	ORLA MINING	Phase 5 - Ultimate Pit Limits
RESPEC Reno Office 775.856.5700	SOUTH RAILROAD PROJECT - PINION DEPOSIT	Date: 1 July 2025 Scale: As Shown Coordinate System: Local Mine Grid

Figure 15-12: Pinion Phase 1, Phase 3, Phase 4, and Phase 5 Pit Design

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15.4	Dilution

The mineral resource block models were completed for both deposits using 30 ft x 30 ft x 30 ft block sizes, which is appropriate for use as a selective mining unit. The estimates for gold (and silver at Pinion) have been block-diluted to the mineral resource block size. The author believes that this dilution is appropriate to represent the dilution and ore loss that will be experienced when the deposits are mined.

15.5	Proven and Probable Mineral Reserves for Dark Star and Pinion

In-pit measured and indicated mineral resources above the cutoff grades used were converted to proven and probable mineral reserves, respectively. Dark Star’s proven and probable mineral reserves are shown in Table 15-12. The Dark Star pits have a total of 89.4 million tons of waste associated with the mineral reserves, and thus have an overall strip ratio of 2.82 tons of waste per ton processed. The in-pit oxide and transition mineral reserves are reported using the $5.32 GMV cutoff grade.

For the Dark Star proven and probable mineral reserves, the reference point is at the process facility, and the mineral reserves are entirely within the current measured and indicated Dark Star mineral resources.

Table 15-12: Dark Star In-Pit Proven and Probable Mineral Reserves

	Proven & Probable Reserves
	Crushed Material			ROM Material			Total Processed
Phase	K tons	oz Au/t	K Ozs Au	K tons	oz Au/t	K Ozs Au	K tons	oz Au/t	K Ozs Au
Phase 1	3,868	0.058	225	4,146	0.010	43	8,014	0.034	268
Phase 2	2,148	0.026	56	6,803	0.011	77	8,952	0.015	132
Phase 3	3,859	0.062	238	5,148	0.010	50	9,007	0.032	289
Phase 4	1,016	0.023	24	4,676	0.010	48	5,692	0.012	71
Total	10,892	0.050	543	20,773	0.010	218	31,665	0.024	761

Pinion’s proven and probable mineral reserves are shown in Table 15-13. The Pinion mineral reserves are associated with a total of 204.6 million tons of waste, resulting in a stripping ratio of 4.90 waste tons to processed tons. Cutoff grades used for reporting are based on $4.87 GMV.

For the Pinion proven and probable mineral reserves, the reference point is at the process facility, and the mineral reserves are entirely within the current measured and indicated Pinion mineral resources.

Table 15-13: Pinion In-Pit Proven and Probable Mineral Reserves

The total proven and probable mineral reserves reported for the feasibility study update are shown in Table 15-14. Within the designed pits, there is a total of 294 million tons of waste associated with the in-pit mineral reserves. This results in an overall project strip ratio of 4.00 tons of waste for each ton of processed material.

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Table 15-14: Total Dark Star and Pinion Proven and Probable Mineral Reserves

Dark Star	K Tons	oz Au/t	K Ozs Au
Proven	9,339	0.033	304
Probable	22,326	0.020	456
P&P	31,665	0.024	761

Pinion	K Tons	Oz Au/t	K Ozs Au	Oz Ag/t	K Ozs Ag
Proven	2,329	0.021	50	0.191	445
Probable	39,440	0.018	706	0.146	5,749
P&P	41,769	0.018	756	0.148	6,195

Consolidated Gold Reserves
Dark Star & Pinion	K Tons	Oz Au/t	K Ozs Au
Proven	11,669	0.030	354
Probable	61,765	0.019	1,162
P&P	73,434	0.021	1,516

Notes:

1	This estimate of mineral reserves was prepared by Thomas L. Dyer, PE of RESPEC.
2	Mineral reserves are classified in accordance with CIM Standards and are recognized at the point process feed.
3	Mineral reserves are reported based on gross metal value (GMV) cutoff grades (See Section 15.2.3) based on gold prices of $2,300 per ounce Au and silver prices of $25.00 per ounce Ag. The reserve effective date is September 30, 2025.
4	Economic parameters and recoveries are described in Section 15.2.1.
5	As mineral reserves were defined using lower metal prices compared to the economic analysis that supports them, the resulting proven and probable mineral reserves are justified.
6	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

Note: cutoff grades are applied as described in Section 15.2.3.

Proven and probable mineral reserves for Pinion include silver as reported above; and

Because of the lack of silver reserves at Dark Star, consolidated gold reserves are reported without silver to avoid reporting erroneous average silver grade.

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16	Mining Methods

The Feasibility Study Update (FSU) for the South Railroad Project includes ten years of mining at the Dark Star and Pinion deposits. These operations, collectively termed the South Railroad Mine, plan to use open-pit, truck, and shovel methods that will feed Run-of-Mine (ROM) and Crushed Leach (CL) ore to a single, shared process facility for both deposits. The truck and shovel method provides reasonable costs and selectivity for these deposits.

The methodology used for mine planning to define the economics for the Feasibility Study Update includes:

•	Define assumptions for the economic parameters;
•	Define geometric parameters and constraints;
•	Run pit optimizations;
•	Define road and ramp parameters;
•	Create pit designs;
•	Design waste storage facilities (WSFs);
•	Produce mine and process production schedules;
•	Define personnel and equipment requirements;
•	Estimate mining costs; and
•	Perform an economic analysis.

Parameters, pit optimizations, and pit designs are discussed in Section 15.

16.1	Waste Rock Storage Areas

Waste storage facility designs were created for the Feasibility Study Update to contain mined material that is not processed. RESPEC has defined Non-Acid Generating (NAG) and Potentially Acid Generating (PAG) waste, and coded it into the mineral resource block models, based on definitions provided by Stantec. PAG waste material has been handled separately to avoid storage issues with potential acid drainage. A 1.3 swell factor was assumed, which provides for both swell when mined and compaction when placed into the facility. The total requirements for containment of waste material is shown in Table 16-1. Due to the estimation criteria for PAG and NAG material, a small portion of the material does not get sulphur estimations. This material is listed as Unknown in Table 16-1. Note that due to rounding there may be small discrepancies in Table 16-1 totals.

Table 16-1: Waste Containment Requirements (Thousands, Cubic Yards)

	NAG (K tons)	PAG (K tons)	Unknown (K tons)	Total (K tons)	NAG %	PAG %
Dark Star
Phase 1	19,294	51	6,755	26,100	73.9%	0.2%
Phase 2	7,876	902	-	8,778	89.7%	10.3%
Phase 3	31,389	732	12,416	44,537	70.5%	1.6%
Phase 4	6,968	3,025	-	9,992	69.7%	30.3%
Total	65,527	4,710	19,171	89,408	73.3%	5.3%
Pinion
Phase 1	11,929	88	121	12,139	98.3%	0.7%
Phase 2	25,248	401	77	25,726	98.1%	1.6%
Phase 3	48,946	520	41	49,506	98.9%	1.1%
Phase 4	57,105	69	31	57,205	99.8%	0.1%
Phase 5	59,150	240	682	60,072	98.5%	0.4%
Total	202,378	1,317	952	204,648	98.9%	0.6%
Total Project

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Form 43-101F1 Technical Report

	NAG (K tons)	PAG (K tons)	Unknown (K tons)	Total (K tons)	NAG %	PAG %
Dark Star	65,527	4,710	19,171	89,408	73.3%	5.3%
Pinion	202,378	1,317	952	204,648	98.9%	0.6%
Grand Total	267,906	6,027	20,123	294,056	91.1%	2.0%

Table 16-2: Waste Deliveries by Year

Total All Waste	Material	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
All Waste Tonnages	PAG_Wst*	K tons	-	-	137	670	885	312	680	70	8	2,929	336	-	6,027
	NAG_Wst*	K tons	-	11,697	21,721	30,186	22,190	34,959	38,909	34,251	25,421	37,411	11,084	77	267,906
	Un_Wst*	K tons	-	2,116	4,737	1,667	3,052	6,028	1,805	16	73	514	115	-	20,123
	Total Wst	K tons	-	13,813	26,595	32,523	26,127	41,299	41,395	34,337	25,503	40,853	11,535	77	294,056
All Waste Volumes	PAG_Wst*	K Cubic Yd	-	-	87	421	550	192	413	44	5	1,832	207	-	3,749
	NAG_Wst*	K Cubic Yd	-	7,646	13,747	19,179	14,242	22,051	24,374	21,376	15,849	23,394	6,786	45	168,689
	Un_Wst*	K Cubic Yd	-	1,357	3,054	1,074	1,991	3,880	1,160	10	45	321	71	-	12,955
	Total Wst	K Cubic Yd	-	9,003	16,879	20,674	16,783	26,122	25,947	21,429	15,899	25,547	7,063	45	185,393

WSF designs were completed for both Dark Star and Pinion.

For Dark Star, it is assumed that two waste WSFs will be constructed, one on the east side and one on the west side of the deposit. These are shown in Figure 15-5 along with the ultimate pit designs. Pinion will have a single exterior WSF and will also incorporate some minimal storage as backfill in Phase 1 and the north side of the main pit. The WSF design for Pinion is shown in Figure 15-8 along with the Pinion ultimate pit.

For production scheduling, each WSF design was sequenced to reduce haulage requirements. The Dark Star West WSF was sequenced into two phases. The first phase will be placed in a single lift, dumping from the 6,540 elevation with a maximum height of 51 ft. This allows for a flat haulage profile from the pit exits to the WSF. Once placed, concurrent reclamation of the dumping face can be completed. The second phase will continue in 30 ft lifts to the 6,870 elevation.

The Dark Star East WSF will be placed in 4 different phases. The first phase is initially dumped in from the 6,510 elevation and establishes a 145 ft high dump phase. The second phase continues in 30 ft lifts to the 6,600 elevation. The third phase continues up the valley filling up to the 6,720 elevation. Phase 4 completes the dump up to the 6,870 elevation.

The Pinion WSF was sequenced using 7 Phases. Phase 1 of the Pinion WSF is to be placed in multiple 90 ft high lifts starting at the 6,660 elevation, going up to the 6,930 elevation. After the 6,930 elevation dump lifts are designed at 30 ft high in Phase 2 up to the 7,050 elevation, and Phase 3 completes this area of the dump up to the 7,110 elevation. Phase 4 is a valley fill to the south of Phases 1 through 3 at the 6,480 elevation with a maximum height of 230 ft. The fifth phase is a 90 ft lift that levels the dump at the 6,570 elevation. Phase 6 increases the dump in the west up to the 6,930 elevation, and Phase 7 raises the dump to 6,720 ft in the east area of the dump.

The Pinion backfill WSFs were sequenced in 5 phases to help limit haulage requirements through the Life-of-Mine (LOM). The first phase fills a portion of the Phase 1 pit. Phase 2 fills in an area at the 6,960 elevation near the pit exit. Phase 3 dumps over the bottom of the Phase 3 pit in a single lift at the 6780 elevation. Phase 4 continues above Phase 3 dump up to the 6,870 elevation. Phase 5 completes the backfill WSF filling in the bottom of the Phase 4 pit once it is complete.

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16.2	Stockpiles

While direct feed is preferable, some stockpiling is expected for crushed leach material. Stockpile movement is detailed in Table 16-3. While Table 16-3 shows some ROM Leach being stockpiled, this is considered as material placed on the pad and not yet spayed or processed. Thus, this material will not require additional rehandle costs.

Table 16-3: Stockpile Movement by Year

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Leach
Added to StkPI	K Ton	-	627	-	-	-	-	-	-	-	151	-	-
	Oz Au/t	-	0.01	-	-	-	-	-	-	-	0.01	-	-
	K Ozs Au	-	6	-	-	-	-	-	-	-	2	-	-
	Oz Ag/t	-	0.01	-	-	-	-	-	-	-	0.02	-	-
	K Ozs Ag	-	6	-	-	-	-	-	-	-	3	-	-
Removed from StkPI	K Ton	-	225	402	-	-	-	-	-	-	-	151	-
	Oz Au/t	-	0.01	0.01	-	-	-	-	-	-	-	0.01	-
	K Ozs Au	-	2	4	-	-	-	-	-	-	-	2	-
	Oz Ag/t	-	0.01	0.01	-	-	-	-	-	-	-	0.02	-
	K Ozs Ag	-	2	4	-	-	-	-	-	-	-	3	-
StkPI Balance	K Ton	-	402	-	-	-	-	-	-	-	151	-	-
	Oz Au/t	-	0.01	-	-	-	-	-	-	-	0.01	-	-
	K Ozs Au	-	4	-	-	-	-	-	-	-	2	-	-
	Oz Ag/t	-	0.01	-	-	-	-	-	-	-	0.02	-	-
	K Ozs Ag	-	4	-	-	-	-	-	-	-	3	-	-
Crushed Leach
Added to StkPI	K Ton	-	455	886	1,240	1,194	463	854	1,091	420	127	89	-
	Oz Au/t	-	0.05	0.05	0.03	0.02	0.02	0.07	0.02	0.01	0.02	0.02	-
	K Ozs Au	-	21	46	35	24	9	60	17	5	2	1	-
	Oz Ag/t	-	0.05	0.05	0.11	0.04	0.14	0.13	0.13	0.13	0.06	0.08	-
	K Ozs Ag	-	21	45	142	47	66	107	147	55	8	7	-
Removed from StkPI	K Ton	-	-	618	865	512	2,016	473	75	930	1,146	-	185
	Oz Au/t	-	-	0.04	0.04	0.05	0.02	0.02	0.09	0.06	0.01	-	0.01
	K Ozs Au	-	-	23	38	28	41	11	7	54	15	-	3
	Oz Ag/t	-	-	0.04	0.09	0.14	0.07	0.09	0.13	0.14	0.12	-	0.10
	K Ozs Ag	-	-	23	78	71	139	44	10	127	141	-	19
StkPI Balance	K Ton	-	455	724	1,099	1,780	228	609	1,625	1,115	96	185	-
	Oz Au/t	-	0.05	0.06	0.04	0.02	0.02	0.09	0.04	0.01	0.02	0.02	-
	K Ozs Au	-	21	44	41	36	4	53	64	15	2	3	-
	Oz Ag/t	-	0.05	0.06	0.10	0.05	0.04	0.12	0.13	0.12	0.06	0.07	-
	K Ozs Ag	-	21	43	107	83	9	73	210	138	5	12	-

16.3	Mine Production Schedule

Production scheduling was completed using Geovia’s MineSched™ (Version 2024) software. Proven and probable mineral reserves were scheduled for haulage to the process facility or stockpiles, while waste material was scheduled for WSFs or backfill locations.

The production schedule accounts for the processing of material through both ROM (Run-of-Mine) and crushed heap leach methods. Monthly intervals were used to develop the schedule with pre-stripping at Dark Star beginning in month -2. ROM processing is scheduled to start in month 8, while crushed processing is expected to begin in month 9.

The maximum combined rate for ROM and crushed leach processing will be 33,000 tons per day or 12 million tons per year on a 365-day basis. This represents the maximum assumed rate at which material can be sprayed and processed.

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Note that the maximum ore mined is 10.8 million tons in the third year. In all periods, the maximum spray capacity is not met mostly due to the lack of available ROM material mined.

The mining rate in Dark Star will ramp up from 17,200 tons per day to about 102,400 tons per day over a period of 8 months during pre-production, allowing for pioneering activities and training. A year after pre-production commences, Pinion mining begins. The maximum mining rate required in Pinion is 135,000 tons per day, in Dark Star is 102,400 tons per day, and the highest total mining rate is 145,000 tons per day.

The mining production for Dark Star and Pinion is summarized yearly in Table 16-4 and Table 16-5 respectively. Table 16-6 summarizes the yearly total mine production schedule.

Table 16-4: Dark Star Mine Production Schedule

	Units	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Rom Mined	K Ton	867	3,163	3,578	4,666	2,451	1,372	-	-	4,352	324	-	20,772
	Oz Au/t	0.010	0.011	0.011	0.010	0.010	0.011	-	-	0.010	0.011	-	0.010
	K Ozs Au	9	33	39	49	25	16	-	-	44	3	-	0.010
	Oz Ag/t	-	-	-	-	-	-	-	-	-	-	-	-
	K Ozs Ag	-	-	-	-	-	-	-	-	-	-	-	-
Total Crushed	K Ton	455	2,952	1,186	1,482	1,708	2,091	-	-	928	89	-	10,892
	Oz Au/t	0.045	0.056	0.050	0.024	0.049	0.073	-	-	0.024	0.018	-	0.050
	K Ozs Au	21	166	60	36	84	153	-	-	22	2	-	543
	Oz Ag/t	-	-	-	-	-	-	-	-	-	-	-	-
	K Ozs Ag	-	-	-	-	-	-	-	-	-	-	-	-
Total Mined Above COG	K Ton	1,322	6,115	4,764	6,149	4,159	3,463	-	-	5,279	413	-	31,664
	Oz Au/t	0.022	0.033	0.021	0.014	0.026	0.049	-	-	0.012	0.012	-	0.024
	K Ozs Au	29	199	99	85	109	169	-	-	66	5	-	761
	Oz Ag/t	-	-	-	-	-	-	-	-	-	-	-	-
	K Ozs Ag	-	-	-	-	-	-	-	-	-	-	-	-
Total to Dumps	K tons	13,813	12,416	17,641	17,042	14,723	3,781	-	-	9,609	383	-	89,408
Total Mined	K tons	15,135	18,531	22,405	23,191	18,882	7,243	-	-	14,888	796	-	121,072
Strip Ratio	K tons	10.45	2.03	3.70	2.77	3.54	1.09			1.82	0.93		2.82

Table 16-5: Pinion Mine Production Schedule

	Units	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Rom Mined	K Ton	-	585	1,465	1,337	451	449	2,335	2,630	2,759	1,890	84	13,984
	Oz Au/t	-	0.009	0.009	0.009	0.009	0.008	0.009	0.009	0.008	0.008	0.009	0.009
	K Ozs Au	-	5	13	12	4	4	20	23	23	16	1	120
	Oz Ag/t	-	0.039	0.047	0.051	0.073	0.073	0.073	0.071	0.080	0.094	0.100	0.071
	K Ozs Ag	-	23	69	69	33	33	171	186	222	177	8	991
Total Crushed	K Ton	-	712	2,866	2,853	1,751	635	3,973	4,734	4,439	4,238	285	26,486
	Oz Au/t	-	0.025	0.026	0.024	0.024	0.019	0.022	0.022	0.023	0.028	0.037	0.024
	K Ozs Au	-	18	73	69	42	12	88	106	101	121	10	640
	Oz Ag/t	-	0.156	0.177	0.191	0.184	0.232	0.184	0.158	0.218	0.247	0.224	0.196
	K Ozs Ag	-	111	506	546	323	147	731	746	968	1,045	64	5,187
Total Mined Above COG	K Ton	-	1,297	4,332	4,189	2,202	1,084	6,308	7,364	7,198	6,128	368	40,470
	Oz Au/t	-	0.018	0.020	0.019	0.021	0.014	0.017	0.017	0.017	0.022	0.030	0.019
	K Ozs Au	-	23	87	80	46	15	108	129	124	136	11	760
	Oz Ag/t	-	0.103	0.133	0.147	0.161	0.166	0.143	0.127	0.165	0.199	0.196	0.153
	K Ozs Ag	-	134	575	615	355	180	902	933	1,190	1,222	72	6,178
Total to Dumps	K tons	-	12,109	15,397	10,034	15,272	28,491	40,957	37,904	33,700	9,450	98	203,412
Total Mined	K tons	-	13,406	19,728	14,223	17,473	29,575	47,265	45,268	40,897	15,578	467	243,881
Strip Ratio	K tons		9.34	3.55	2.40	6.94	26.27	6.49	5.15	4.68	1.54	0.27	5.03

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Table 16-6: Total Project Mine Production Schedule

	Units	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Rom Mined	K Ton	867	4,037	5,193	6,130	2,620	3,112	3,507	2,622	6,073	2,879	55	37,094
	Oz Au/t	0.010	0.010	0.010	0.010	0.010	0.010	0.008	0.008	0.009	0.008	0.009	0.009
	K Ozs Au	9	40	52	61	26	30	29	22	57	23	0	349
	Oz Ag/t	-	0.009	0.025	0.019	0.006	0.059	0.084	0.086	0.033	0.107	0.125	0.041
	K Ozs Ag	-	36	129	114	16	185	295	224	200	307	7	1,514
Total Crushed	K Ton	455	4,072	4,390	4,696	2,474	4,390	5,031	3,505	2,997	4,104	225	36,339
	Oz Au/t	0.045	0.047	0.032	0.025	0.041	0.046	0.024	0.021	0.024	0.029	0.039	0.032
	K Ozs Au	21	193	139	117	101	200	121	74	72	120	9	1,167
	Oz Ag/t	-	0.039	0.121	0.122	0.051	0.091	0.161	0.139	0.202	0.231	0.185	0.129
	K Ozs Ag	-	159	533	571	127	399	810	487	605	948	42	4,681
Total Mined Above COG	K Ton	1,322	8,108	9,583	10,827	5,094	7,502	8,538	6,128	9,070	6,982	280	73,433
	Oz Au/t	0.022	0.029	0.020	0.016	0.025	0.031	0.018	0.016	0.014	0.021	0.033	0.021
	K Ozs Au	29	233	191	178	127	231	150	96	128	143	9	1,516
	Oz Ag/t	-	0.024	0.069	0.063	0.028	0.078	0.129	0.116	0.089	0.180	0.173	0.084
	K Ozs Ag	-	196	662	685	143	584	1,105	712	804	1,255	48	6,195
Total to Dumps	K tons	13,813	26,595	32,523	26,127	41,299	41,395	34,337	25,503	40,853	11,535	77	294,056
Total Mined	K tons	15,135	34,703	42,106	36,953	46,393	48,897	42,875	31,630	49,923	18,517	357	367,490
Strip Ratio	K tons	10.45	3.28	3.39	2.41	8.11	5.52	4.02	4.16	4.50	1.65	0.28	4.00

16.4	Relevant Geotechnical and Hydrological Parameters

Pit designs for the mining production schedule have considered the geotechnical parameters and slope recommendations from Golder (2021) as summarized in Section 15.2.2. Controlled blasting will be conducted through the use of trim blasting. Pre-splits are not anticipated but may be used where those techniques are deemed more effective. Mining of the Pinion and Dark Star open pits will require dewatering based on the studies summarized by Stantec (2022).

16.5	Mine Process Schedule

Forte Dynamics Inc. (Forte) utilized a dynamic heap leach model for the heap leach facility (HLF) for forecasting recoveries for the Feasibility Study Update for use in financial and NPV analysis by Orla. A stacking plan for the selected mine plan was developed, and recovery modeling of both gold and silver was completed.

The model Forte created is capable of evaluating various stacking configurations, mine plans, application rates, barren flow rates, leach cycles, and lift heights. Orla used the recovery and total flow information in their financial analysis and NPV calculations.

RESPEC and Orla provided Forte with the ROM and crush mine plan for loading the model with planned ore tons, and recoverable ounces by ore type as specified by Ray Walton Consulting. The recoverable gold was calculated within the mine plan, utilizing a head grade to recoverable grade relationship, and was provided in the mine plan from RESPEC with equations for the recoverable gold developed by Ray Walton Consulting.

As part of the Feasibility Study Update, Forte reviewed the recovery rates provided by Ray Walton Consulting for the Pinion and Dark Star pits to develop the extraction rate inputs for the model. The provided recovery rate data was analyzed and curve fit to produce kinetic extraction curves versus time per Equation 1 below. The parameters of these kinetic extraction curves were combined with recoverable gold and silver, as provided in the mine plan from RESPEC. This was then input to the recovery model to generate the gold and silver recovery profiles over the life of the HLF.

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The recovery rates were analyzed and a curve fit following the below equation was conducted for input into the recovery model:

Where Ext(t) is the calculated percent gold extracted as a function of time, t is time in days, and A and B are constants that are used to fit extraction to the indicated column extraction by ore type. Table 16-7 contains the calculated parameters broken down by ore type, and Figure 16-1 and Figure 16-2 shows the corresponding curves for crush and ROM.

Table 16-7: Column Fit Gold Recovery Kinetics Parameters

Ore Type	“a”	“b”
Dark Star Au ROM	0.0227	-1.196
Dark Star Au Crush	0.0405	-1.115
Pinion Au ROM	0.0225	-1.1832
Pinion Au Crush	0.0405	-1.1033
Pinion Ag ROM	0.0118	-0.8716
Pinion Ag Crush	0.0331	-0.9252

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Figure 16-1: Crush Fraction Extraction Curves

Figure 16-2: ROM Fraction Extraction Curves

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Forte was provided with various ore properties utilized in the FSU. Forte also analyzed various data sets provided by the Project Team. Listed in Table 16-8 are the key input parameters used for the HLF recovery model, for ROM and crushed ore properties respectively.

Table 16-8: Ore Properties

	ROM	Crush
Initial Gravimetric Moisture Content	5.80%	5.80%
Residual Moisture Content	7.53%	7.53%
Uncompacted Ore Density	112 lbs/ft3	100 lbs/ft3
Compacted Ore Density	114.8 lbs/ft3	102 lbs/ft3
Specific Gravity	2.45	2.583
Saturated Hydraulic Conductivity	0.107 cm/sec	0.107 cm/sec
Leaching Application Rate	0.0033 gpm/ft2	0.0033 gpm/ft2
Target Initial Leach Cycle	100 days	100 days
Lift Height	30 ft	30 ft

Forte generated stacking plans for the mine plan provided, working within existing boundaries for the HLF.

While generating the stacking plan, the following constraints and parameters were assessed including input from the Orla Project Team:

•	Utilizing the designed HLF footprint and staying under the 300-foot height above liner limit
•	ROM & crushed segregated mine plan
•	Stack planning and impact on haul distances, operational parameters (such as leach cycle), and recovery
•	Liner expansion for the HLF
•	Operational access points and ramp variations

The ROM and crushed stacking plan were divided into a north and south area. The north area was designated for ROM, while the south area was designated for crushed material. Segregating ROM and crushed material allows for proper solution to rock contact as additional lifts are placed. These splits were done to keep the two halves of the pad on roughly the same elevation. This split also helps optimize the lower lifts' leaching time as it exposes more area. Furthermore, the pad was divided into Phase 1 and Phase 2 to allow for placement sooner while final pad construction occurs. Phase 1 begins placement in August 2027, while Phase 2 begins placement in May 2028.

The stacking design assumes 30-foot lifts, 35.5° ROM angle of repose, 32° crushed angle of repose, with an 18.4° reclamation slope angle. The base of the ROM material sits 6 ft inside the berm toe of the pad, while the crushed material sits 6 ft inside the berm crest of the pad. Densities used for design were 112 lb/ft3 for ROM and 100 lb/ft3 for crushed. All ramps for ROM placement were designed at 120 ft width, while ramps for crush placement were designed at 120 ft until the 6,960 elevation, then at 80 ft until the 7,050 elevation (i.e. final three lifts) to maximize capacity.

There are three access points on to the pad – 6750 and 6900 to the north and 6690 to the south. An additional road will need to be created to connect the 6750 access to the main haul road for ROM Phase 1 and Phase 2 placement. This access will be used until the 6,870 elevation. From there, the 6900 access will be used which connects to the currently designed main haul road, and will be used for the remainder of ROM Phase 2 placement. To the south, the 6690 access connects to the currently designed main haul road and will be used for Phase 1 and Phase 2 crushed ore placement. The length up the south ramp and back across the bench is approximately 5,220 ft. This was used to calculate the total length of grasshoppers and/or conveyor belt. Assuming that each grasshopper is 100 ft long, this would require approximately 53 active grasshoppers.

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Figure 16-3: ROM Final Stacking Design

The recovery model utilizes first principles of hydrodynamics and kinetics to simulate recovery through time for the Orla HLF. The model utilizes discretized blocks to track tons and recoverable ounces placed, flow rate, leach cycle, application rate, extracted ounces, moisture content, solution tenor, and recovery from the HLF.

The model was developed to allow for flexibility in scenario analysis to change various input parameters to understand the overall impacts on recovery of gold. This memo focuses on the results provided for the Feasibility Study Update, although additional iterations were completed to understand the impact on recovery and project economics in the early stages of this work. The specified flowrate reflects the targeted flowrate to the HLF and is limited based on the available leach area and only reaches the targeted barren solution flow when adequate area is available based on the associated application rate. The parameters are also separated by ore designation as ROM or crush as required by the mine plan.

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The model utilizes the Brooks-Corey methodology, Equation 2, for representing the flow through the pad based on leaching application rate and ore properties:

This methodology captures micropore and macropore flow within heap leach facilities and can be calibrated to existing conditions as the Orla project moves into operations, as well as additional metallurgical and geotechnical testing. Figure 16-4 shows the channeling effect that occurs within heap leach facilities that is captured within the model.

Figure 16-4: Example of Channeling

The results of the recovery model for the ROM mine plan resulted in 1,044,306 recovered gold ounces and 713,133 recovered silver ounces by the end of stacking. With residual leaching operations post-stacking through the end of the year 2039, the end gold recovery was 1,073,380 ounces, and the end silver recovery was 767,682 ounces. This equated to an overall 99.2% recovery of recoverable gold ounces placed and 96.8% recovery of recoverable silver ounces placed. The remaining extractable ounces were 7, 891 and 21,191 for gold and silver, respectively. Additionally, the ounces in solution inventory were 2,056 and 4,479 for gold and silver, respectively. The below accounts for a 7-day lag between placement and leaching operations, accounting for material placement, ripping as required, and placement of irrigation lines to supply barren leach solution to the fresh ore.

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Figure 16-5: Recovered Gold Ounces by Year

Figure 16-6: Recovered Gold Ounces Cumulative

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Figure 16-7: Recovered Silver Ounces by Year

Figure 16-8: Recovered Silver Ounces Cumulative

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Table 16-7 shows the recovery through time of the recoverable ounces by month for the ROM mine plan. Table 16-9 shows the yearly process production summary by process type. The rows labeled “K Au Rec” shows the thousands of recoverable ounces of gold, and the rows labeled “K Au Prod” are the thousands of ounces of gold produced. Forte has put together the resulting estimated gold production plan, but ultimately, the metallurgical and processing consultants are responsible for the final production numbers with regards to plant efficiency, which may result in differences in final production values from what is in the cash-flow model.

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Table 16-9: South Carlin Complex Process Production Schedule

Ore	Units	Pre-Prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Yr 13	Total
	kTons	-	3,941	6,864	10,353	8,917	7,478	6,759	7,302	6,523	11,029	4,268	-	-	-	73,433
	Oz Au/t	-	0.021	0.025	0.022	0.018	0.026	0.021	0.023	0.017	0.014	0.024	-	-	-	0.2115
	K Oz Au	-	82.9	0.025	0.022	0.018	0.026	0.021	0.023	0.017	0.014	0.024	-	-	-	1,516
	K Oz Au Rec	-	70.8	174.4	225.1	156.3	198.1	142.5	167.9	110.5	155.5	103.2				1,062
	K Oz Au Ext Rec	-	72.2	133.5	161.8	105.3	156.6	91.0	110.1	67.5	101.7	63.9	-	-	-	1,083
	K Oz Au Prod	-	32.2	136.2	165.0	107.4	159.7	92.8	112.3	68.8	103.7	65.1	16.4	20.1	9.1	1,073
	Oz Ag/t	-	-	141.4	140.2	111.3	128.6	122.8	93.5	84.1	82.4	91.4	-	-	-	0.8712
	K Oz Ag	-	-	0.045	0.065	0.074	0.013	0.129	0.117	0.119	0.094	0.215	-	-	-	6,195
	K Oz Ag Rec	-	-	311.7	669.9	656.5	97.0	871.6	857.6	777.7	1,035.4	917.4	-	-	-	778
	K Oz Ag Ext Rec	-	-	41.2	87.2	87.6	11.4	105.4	100.1	97.3	125.3	122.2	-	-	-	793
	K Oz Ag Prod	-	-	28.9	64.7	87.7	28.0	69.8	93.7	88.8	103.7	140.6	20.5	25.8	15.5	768

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16.6	Equipment Selection and Productivities

The Feasibility Study Update has assumed owner mining to keep the mining cost lower than it would be with contract mining, though the costs reflect a leasing option for primary mining equipment. The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first principal hours required for primary mining equipment to achieve the production schedule. Primary mining equipment includes drills, loader, hydraulic shovels, and 200-ton capacity haul trucks.

The South Railroad mine is anticipated to operate 24 hours per day utilizing four crews of workers, each working four days on and four days off. It is anticipated that these crews would rotate between day shift and night shift. The daily shift schedule would be 12 hours per day, reduced to account for standby time including startup/shutdown, lunch, breaks, and operational delays totaling 3 hours per day. This allows for 21 work hours in each day or an 87.5% schedule efficiency. The estimated schedule efficiency is shown in Table 16-10.

Table 16-10: Schedule Efficiency

	Units	Value
Shifts per Day	shift/day	2
Hours per Shift	hr/shift	12
Theoretical Hours per Day	hrs/day	24
Shift Startup / Shutdown	hrs/shift	0.5
Lunch	hrs/shift	0.5
Breaks	hrs/shift	0.25
Operational Standby	hrs/shift	0.25
Total Standby / shift	hrs/shift	1.50
Total Standby / day	hrs/day	3.00
Available Work Hours	hrs/day	21.00
Schedule Efficiency	%	87.5%

16.7	Equipment Requirements

Mine equipment is planned to be put into service over a period of five years (pre-production through Year 4). This equipment is to be used through the LOM. Table 16-11 shows the yearly schedule for mining equipment to be put into service.

To reduce capital requirements, the equipment is assumed to be acquired through a combination of leasing for most production and support equipment, rentals for pioneering drills, and the purchase of some equipment.

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Table 16-11: Mine Equipment Placed into Service

	Units	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Total
Primary Mining Equipment
Production Drill	#	3	1	-	-	-	4
28-yrd Loader	#	1	-	-	-	-	1
22 cu m Hyd. Shovel	#	1	1	-	-	-	2
200 ton Haul Trucks	#	7	3	-	2	3	15
Support Equipment
600 HP Dozer	#	1	1	-	-	-	2
850 HP Dozer	#	1	1	-	-	-	2
680 HP RTD	#	1	1	-	-	-	2
18’ Motor Grader	#	2	1	-	-	-	3
Water Truck – 20,000 Gallon	#	3	-	-	-	-	3
200 Ton Haul Truck (no dump body) for Lowboy	#	1	-	-	-	-	1
TownHaul Lowboy	#	1	-	-	-	-	1
4.7 - 7.3 cu yd backhoe	#	1	-	-	-	-	1
Pit Pumps (1800 gpm)	#	2	-	-	-	-	2
110-ton Crane	#	1	-	-	-	-	1
Flatbed	#	2	-	-	-	-	2
Blasting
Explosives Truck	#	1	-	-	-	-	1
Skid Loader	#	1	-	-	-	-	1
Mine Maintenance
Lube/Fuel Truck	#	1	-	-	-	-	1
Mechanics Truck	#	2	-	-	-	-	2
Tire Truck	#	1	-	-	-	-	1

16.7.1	Drilling Equipment

Pioneer drills would be smaller air-track drills with contained cabs, and the production drills are anticipated to be maximum 58,000 lb-pulldown, track-mounted, rotary blast hole drills. An 83% efficiency factor was used for pioneer drilling, production, and controlled blast hole drilling. Penetration rates of 120.8, 120.8, 140.32, and 110.44 ft per hour were used along with 2.8, 2.8, 3, and 4 minutes per hole of non-drilling times for waste production, ore production, trim-rows, and pioneer drilling, respectively.

Based on the parameters used, only one pioneer drill would be required during the startup of each phase. Due to the short duration of the pioneer requirements, these drills are assumed to be rented during the periods they are needed. Four production drills are estimated to be needed. It is assumed that these drills will last through the LOM with an availability that is assumed to be 85% for the life of the drill.

Drilling patterns were adjusted by material. The adjustments were made based on studies by Blast Dynamics (2021) to create a nominal size distribution with a P80 of -6 inches. Based on that work, blast patterns where ore is anticipated are estimated to use 17 ft spacing and 15 ft burden with a 3 ft sub drill. With 7.875 in diameter drill holes and stemming of 10 ft, this results in a powder factor of 0.697 lbs of explosive per ton of material blasted. This was determined to be beneficial for gold recovery.

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Waste patterns are assumed to have a 19 ft hole spacing, and 17 ft burden and 0.512 lbs of explosive per ton of material blasted. Because waste is not processed, the additional breakage in the patterns is not needed. The increase in spacing and burden and the decrease in powder factors for the shot patterns reduce the overall cost of drilling and blasting while remaining reasonable for material handling with shovels, loaders, and trucks.

During pioneering operations at the start of each deposit, a smaller drill will be used due to uneven terrain. At the start of the Dark Star pushbacks, it is assumed that 20% of blasting will be done as pioneering for the first two months. At the start of Pinion Phases 1 through 5, 10% of the blasting for the first two months is assumed to be done with pioneer drilling.

Trim row shot patterns are to be used with lower powder factors and tighter spacing of drill holes near pit high walls to minimize damage to the walls. This Feasibility Study Update assumes that 5% of the waste blasted will be in the form of trim row blasting. Trim row patterns are to be drilled using the production drills. Pre-splitting is not anticipated.

16.7.2	Loading Equipment

Loading equipment is anticipated to include one 28 cubic yard type loader and two 29 cubic yard type hydraulic shovels. The theoretical productivity for the loader was estimated to be 2,398 tons per hour, or 2,000 tons per hour after an operating efficiency of 83%. The assumed availability starts at 90% and is reduced by 1% per year until it reaches 85%, and then is held constant through the life of the loader. No replacement loaders were assumed. The loader is purchased in during pre-production.

Two hydraulic shovels will be used as the primary loading tool. The initial shovel starts operating during pre-production, and the second begins operations in Year 1. The theoretical productivity was estimated to be 3,984 tons per hour or 3,320 tons per hour after applying 83% efficiency. As with the loader, the assumed availability starts at 90% and declines at 1% per year to a low of 85% and then remains the same through the LOM.

16.7.3	Haulage Productivity

Haul trucks are assumed to be 200-ton capacity, rigid-frame trucks. Haulage profiles were used within MineSched based on effective haulage gradients for empty and full routes. A rolling resistance of 3% was also used for the haulage speed calculations. In addition, bench haulage strings were created, which depict the planned haulage routes on each bench where mining occurs.

A hydraulic shovel loading time of 2.9 minutes was used, plus 0.5 minutes spotting at the shovel, and a spot and dump time of 1.5 minutes was added at the dump site. Loading time was adjusted in spreadsheets to 2.9 minutes plus approximately 0.4 minutes for spotting at the loader for trucks that would be loaded using a loader.

A capacity of 188 tons per load was used as dry tonnage to reflect the dry densities in the mineral resource block model. The number of trucks was calculated to increase over time due to further haulage with some pit phases. A total of 15 haul trucks are put into service to maintain the production schedule. This assumes a 1% per year declining availability from 90% down to 85%.

Out of the 15 life of mine trucks, seven would be purchased during pre-production, three in Year 1, two in Year 3, and 3 in Year 4.

16.7.4	Support and Maintenance Equipment

Support equipment is used to maintain the roads, pits, and dumps to enable mining equipment to operate in an efficient manner. The maintenance equipment is used on-site to maintain the mining equipment. The total number of equipment to be put into service on the site is shown in Table 16-11.

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16.8	Mining Personnel and Staffing

Table 16-12 shows the estimated personnel requirements. This is based on the number of people that will be required to operate, supervise, maintain, and plan for operations to achieve the production schedule.

Table 16-12: Personnel Requirements

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Max
Mining General Personnel
Miner Operations Manager	#	1	1	1	1	1	1	1	1	1	1	1	-	1
Mine Operations Superintendent	#	-	1	1	1	1	1	1	1	1	1	1	-	1
Mine Operations Supervisor	#	-	4	4	4	4	4	4	4	4	4	4	4	4
Mine Operations Trainer	#	-	1	1	1	1	1	1	1	1	1	1	1	1
Chief Mine Engineer	#	1	1	1	1	1	1	1	1	1	1	1	-	1
Mine Engineer - 1	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Engineer – 2	#	1	1	1	1	1	1	1	1	1	1	1	1	1
Geotech/Ore Control Engineer	#	-	1	1	1	1	1	1	1	1	1	1	-	1
Surveyor – Tech 5	#	-	1	1	1	1	1	1	1	1	1	1	1	1
Surveyor – Tech 4	#	-	1	1	1	1	1	1	1	1	1	1	-	1
Blasting Supervisor	#	-	1	1	1	1	1	1	1	1	1	1	-	1
Ore Control Geologist	#	-	2	2	2	2	2	2	2	2	2	2	1	2
Dispatch/Lead Techs	#	-	4	4	4	4	4	4	4	4	4	4	4	4
Mine Business Assistant	#	-	1	1	1	1	1	1	1	1	1	1	-	1
Total Mine General	#	4	21	21	21	21	21	21	21	21	21	21	13	21
Mine Operations Hourly Personnel Operators
Blasters	#	-	6	6	6	6	6	6	6	6	6	6	6	6
Blasters Helpers	#	-	-	-	-	-	-	-	-	-	-	-	-	-
Drill Operators	#	-	12	16	16	16	16	16	16	16	16	16	4	16
Loader Operators	#	-	8	12	12	12	12	12	12	12	12	12	12	12
Haul Truck Operators	#	-	28	40	40	48	60	60	60	60	60	56	12	60
Support Equipment Operators	#	-	32	48	48	48	48	48	48	48	48	48	28	48
Total Operators	#	-	86	122	122	130	142	142	142	142	142	138	62	142
Mechanics
Mechanics – Drilling	#	-	5	6	6	6	6	6	6	6	6	6	2	6
Mechanics – Loading	#	-	4	6	6	6	6	6	6	6	6	6	6	6
Mechanics – Haulage	#	-	7	10	10	12	15	15	15	15	15	14	3	15
Mechanics – Support	#	-	10	18	18	18	18	18	18	18	18	18	11	18
Total Mechanics	#	-	26	40	40	42	45	45	45	45	45	44	22	45
Maintenance
Maintenance Superintendent	#	-	1	1	1	1	1	1	1	1	1	1	-	1
Maintenance Foreman	#	-	4	4	4	4	4	4	4	4	4	4	3	4
Maintenance Planners	#	-	2	2	2	2	2	2	2	2	2	2	1	2
Light Vehicle Mechanic	#	-	1	2	2	2	2	2	2	2	2	2	1	2
Welder	#	-	2	2	2	2	2	2	2	2	2	2	2	2
Servicemen	#	-	2	2	2	4	4	4	4	4	4	4	2	4
Tire man	#	-	1	2	2	2	2	2	2	2	2	2	1	2
Generator Technicians	#	-	2	2	2	2	2	2	2	2	2	2	2	2
Total Maintenance	#	-	15	17	17	19	19	19	19	19	19	19	12	19

Total Personnel – Mining Personnel	#	4	148	200	200	212	227	227	227	227	227	222	109	227

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17	Recovery Methods

The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional heap-leach recovery circuit. The ore will be mined by standard open pit mining methods from two separate pits. Pinion and Dark Star ore will be truck-stacked on the heap. Approximately half of the ore will be truck-stacked as Run-of-Mine (ROM) ore directly; the other half of the ore will be truck-stacked after passing through a two-stage crushing circuit to produce a particle size of 80 percent passing (P80) equal to 1-inch.

Oxide and transition material types will be leached with a dilute cyanide solution. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. Gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury separation and recovery and then refined in a melting furnace to produce gold and silver doré bars.

The Pinion and Dark Star deposits have total estimated proven and probable mineral reserves of 73.4 million tons. The total estimated mine life is 10 years; solution application on the heap leach pad will continue for an additional 3 years after mining operations have ceased to recover additional solubilized metal ounces. The nominal ROM ore placement rate on the pad is an average of 5.1 million tons per annum, equivalent to 14,000 tons per day. The nominal two-stage crushed ore placement rate on the pad is an average of 4.015 million tons per annum, equivalent to 11,000 tons per day.

17.1	Gold and Silver Recoveries

The gold and silver recoveries for heap leaching of the Pinion and Dark Star ore have been taken from the recommendations detailed in Section 13 of this Technical Report.

For the Pinion and Dark Star mineral resources, the overall life-of-mine average gold recovery for the ore is estimated at 70.8 percent. For the Pinion and Dark Star mineral resources, the overall Life-of-Mine (LOM) average silver recovery for the ore is estimated at 12.4 percent. Dark Star mineral resources recovery is higher than Pinion. For Dark Star, the LOM gold recovery is estimated at 75.5 percent for ROM material and 82.1 percent for two-stage crushed material. For Pinion, the LOM gold recovery is estimated at 51.7 percent for ROM material and 61.5 percent for two-stage crushed material.

17.2	Reagents and Consumptions

The major reagent consumptions for heap leaching of Pinion and Dark Star ore have been taken from available metallurgical test results from column leach tests on crushed material. No test data exists at the ROM particle size, so the selected reagent consumptions have been estimated based on test results on the coarsest samples tests, minus 1.5 inch (-37 mm).

17.2.1	Sodium Cyanide

Sodium cyanide (NaCN) will be used in the leaching process and will be delivered in tanker trucks as a liquid at 30% concentration by weight (1.15 SG). Sodium cyanide will be stored in a 30,000 gallon steel tank at the ADR area within concrete containment and will be distributed to the process by a distribution pump with individual control valve stations at each point of use.

All cyanide distribution lines will be double-containment, either by “pipe-within-pipe” or “pipe-overliner” containment systems. Cyanide consumptions have been estimated as follows:

•	Pinion ROM & Two-stage Crushed – 0.70 lb/ton (0.35 kg/tonne) ore

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•	Dark Star ROM & Two-stage Crushed – 0.70 lb/ton (0.35 kg/tonne) ore

17.2.2	Lime

Pebble quicklime (CaO) will be used to treat the ore prior to cyanide leaching to maintain the alkaline pH. Lime will be delivered in bulk by 20-ton trucks, which will be off-loaded pneumatically into two 60-ton storage silos, one for the ROM ore and one for the two-stage crushed ore. Each silo will be equipped with a variable speed feeder that will meter lime directly onto the ore being carried by haul trucks to the heap leach pad and will be added in proportion to the tonnage of ore in each truck.

Lime will be consumed at an estimated rate of 1.3 lb/ton (0.65 kg/tonne) ore for the Pinion and Dark Star ore.

17.2.3	Activated Carbon

Activated carbon will be used to adsorb precious metals from the leach solution in the adsorption columns. Make-up carbon will be 6 x 12 mesh and will be delivered in 2,200 lb supersacks. It is estimated that approximately 3-4% of the carbon stripped will have to be replaced due to carbon fines losses.

17.2.4	Sodium Hydroxide (Caustic)

Sodium hydroxide (caustic) will be delivered to site as a liquid at 50% caustic by weight (1.53 SG). Liquid caustic will be stored in a 15,000 gallon steel tank and metered to the strip solution tank and acid wash circuits by a distribution pump with individual control valve stations at each point of use.

17.2.5	Nitric Acid

Nitric acid (7%) will be used in the acid wash section of the elution circuit prior to desorption. Nitric acid will be delivered to site as a liquid at 57% solution strength and diluted to 7% in the dilute acid tank. Acid washing consists of circulating a dilute acid solution through the bed of carbon to dissolve and remove scale from the carbon. Carbon acid washing will be done before each desorption cycle, or as required to maintain carbon activity level.

17.2.6	Fluxes

Various fluxes will be used in the smelting process to remove impurities from the bullion in the form of a glass slag. The normal flux components are a mix of silica sand, borax, and sodium carbonate (soda ash). The flux mix composition is variable and will be adjusted to meet individual project smelting needs: fluorspar and/or potassium nitrate (niter) are sometimes added to the mix. Dry fluxes will be delivered in 50 lb bags. Average consumption of fluxes has been estimated to be 2 lb per lb of gold and silver produced.

17.2.7	Antiscalant

Antiscalant will be used to prevent the build-up of scale in the process solutions and heap irrigation lines. Antiscalant will be added directly into pipelines or tanks, and consumption will vary depending on the concentration of scale-forming species in the process stream. Delivery will be in liquid form in 264-gallon (1 m3) totes.

Antiscalant will be added directly from the supplier tote bins into the pregnant, barren, and desorption pumping systems using variable speed chemical-metering pumps. On average, antiscalant consumption is expected to be about 6 ppm for leach solutions and 10 ppm for strip solutions to be treated.

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17.3	Process Flowsheet

An overall process flowsheet for the project is presented in Figure 17-1.

NOTES:
1. CARBON MOVEMENT WILL BE A BATCH PROCESS. UNIT OPERATION ASSOCIATED WITH CARBON WILL BE SEMI-BATCH.
2. SAMPLERS INDICATED FOR LOCATION PURPOSES ONLY.
STATIONARY GRIZZLY
COARSE ORE BIN
APRON FEEDER
ROCK BREAKER
PRIMARY CRUSHER
VIBRATING GRIZZLY FEEDER
SECONDARY SCREEN FEED BIN
SECONDARY SCREEN FEEDER
SECONDARY SCREEN FEEDER
SECONDARY SCREEN
SECONDARY SCREEN
SECONDARY CRUSHER
SECONDARY CRUSHER
DIVERTER GATE
ROAD BASE TRUCK LOADOUT AREA
LIME SILO
RECLAIM FEEDER
RECLAIM FEEDER
OVERLAND CONVEYOR
HAUL TRUCK
LIME SILO
R.O.M.
HAUL TRUCK
HEAP LEACHING
PRECIPITATION
EVAP.
EMITTERS
SOLUTION RETENTION
BY OTHERS
BY M3
BARREN SOLUTION TANK O/F
EVENT POND
PROCESS SOLUTION POND
PREGNANT SOLUTION TANK
CIC
BARREN CARBON
CARBON COLUMNS (2 TRAINS)
CIC CARBON SAFETY SCREEN (2)
RECYCLE
O/F TO PROCESS SOLUTION POND
BARREN SOLUTION TANK
LOADED CARBON
CARBON HANDLING
ATMOSPHERE
ACID SCRUBBER
BYPASS
KILN DEWATERING SCREEN
KILN FEED HOPPER
ATMOSPHERE
CARBON BED
KNOCK-OUT BOX & MIST ELIMINATOR
CARBON REGENERATION KILN
ATMOSPHERE
CARBON BED
MIST ELIMINATOR
REFINERY
FURNACE BAGHOUSE
ATMOSPHERE
CARBON BED
ELECTROWINNING CELLS
SLUDGE
CATHODE SLUDGE FILTER
RETORT
FLUX
DORÉ
SMELTING FURNACE
LOADED CARBON SCREEN
RETURN TO CIC
ACID WASH VESSEL
STRIP VESSEL
PREGNANT STRIP SOLUTION
STRIPPED CARBON
CARBON SIZING SCREEN
CARBON QUENCH TANK
CARBON ATTRITION TANK
CARBON STORAGE TANK
CARBON FINES FILTER
BARREN STRIP SOLUTION
STRIP SOLUTION TANK
LEGEND
MAIN PROCESS FLOW
AUXILIARY FLOW
ALTERNATE/INTERMITTENT FLOW
CARBON FLOW
STRIP SOLUTION FLOW
BATTERY LIMIT
PRELIMINARY
NOT FOR CONSTRUCTION
ORLA MINING
GOLD STANDARD VENTURES (US), INC.
A WHOLLY-OWNED SUBSIDIARY OF ORLA MINING LTD.

	DATE
DESIGNED BY: ZS	JAN 2026
DRAWN BY: ZS	JAN 2026
CHECKED BY:	
PROJECT MGR:	
CLIENT APPR:	

SOUTH RAILROAD PROJECT

SITE GENERAL FLOW SHEET SIMPLIFIED OVERALL PROCESS

PROJECT NO. M3-PN250006
DWG NO. **000-FS-000**
REV NO. P5
DATE 19 JAN 2026

Figure 17-1: Process Flowsheet for the South Railroad Project

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Form 43-101F1 Technical Report

17.4	Crushing Plant

The South Railroad heap leach crushing plant will comprise two stages of crushing, starting with a jaw crusher for primary crushing, followed by two cone crushers for secondary crushing. The major equipment is listed in Table 17-1.

Table 17-1: List of Main Mechanical Equipment for the Heap Leach Crushing Plant

Equipment	Number	Description	Installed kW
Stationary Grizzly	1	654.8 dSTPH (Flow Sheet); 36" Spacing	-
Apron Feeder	1	5 ft pan width x 17 ft length 654.8 dSTPH (Flow Sheet)	30
Vibrating Grizzly Feeder	1	654.8 dSTPH (Flow Sheet); w/ VFD; 3 inch apertures	38
Primary Crusher	1	Jaw Crusher; Metso C130 o/e; 5.0" CSS (est); 392.9 dSTPH Screened Feed	187
Primary Discharge Conveyor	1	654.8 dSTPH (Flow Sheet); 48 inch belt width, L = 128' 8"; Rise = 7' 4"	75
Secondary Screen Feeder	2	654.8 dSTPH (Flow Sheet); w/ VFD	22.4, each
Secondary Screen	2	8ft x 24ft Dual Deck, Vibrating Screen; Apertures: TD - 3"; BD - 1.325", 2 Motors	38, each
Secondary Screen Undersize Conveyor	1	654.8 dSTPH (Flow Sheet); 36 inch belt width, L = 48'; Rise = 0	12
Crushed Ore Stockpile Feed Conveyor	1	36 inch belt width, L=291', Rise= 23'	56
Secondary Crusher	2	Cone Crusher; Metso HP450e o/e; 1.20" CSS (est); 327.4 dSTPH Screened Feed	336, each
Secondary Crusher Discharge Conveyor	1	1,667 dMTPH (Flow Sheet); 555 ft L, 80 ft Lift	75
Reclaim Feeder	2	5 ft pan width x 17 ft length 654.8 dSTPH (Flow Sheet)	38, each
Reclaim Conveyor	1	654.8 dSTPH (Flow Sheet); 36 inch belt width, L = 373' 1"; Rise = 41' 6"	75

*OSS = open-side setting; CSS = closed-side setting; o/e = or equivalent

Mine trucks deliver run-of-mine (ROM) material either directly to the heap leach pad for stacking or to the stationary grizzly for crushing, depending on the mine plan. Material reporting to the stationary grizzly is screened at 36"; oversize is handled by a rock breaker and subsequently conveyed via the apron feeder to the vibrating grizzly feeder. The vibrating grizzly feeder screens 3" minus material, bypassing the primary jaw crusher, while oversize is fed to the jaw crusher for primary reduction.

Primary crusher product is discharged onto the primary discharge conveyor and transferred to the secondary crushing system. The secondary screen feed bin splits the flow into two parallel circuits. Each circuit consists of a secondary feeder and a dual-deck vibrating screen. Screen undersize is conveyed directly to the crushed ore stockpile via the secondary screen undersize conveyor and crushed ore stockpile conveyor, while screen oversize reports to the secondary cone crushers for further reduction. The secondary crusher discharge conveyor recycles product from both secondary crushers to the screen feed bin, closing the loop until the material passes the screen aperture.

17.5	ROM Truck Stacking

Excavation, loading, hauling, and dumping of ROM material will be conducted by the mining fleet. ROM ore will be loaded into 200-ton haul trucks and transported to the active stacking face at an average rate of 14,000 tons/day. ROM production and stacking will vary based on the ore availability from the mine pits.

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Quicklime (CaO) will be used for pH control of the process. Pebble quicklime will be stored in a silo which will be equipped with a variable speed feed system that will feed a clam gate for lime addition to the trucks. Once the haul trucks have been loaded, the lime will be metered directly into the loaded trucks which will then deliver the ore to the active stacking area. One lime silo will be installed at the haul road for both the Pinion and Dark Star mine pits. Lime will be added in proportion to the tonnage of ore being hauled.

The ore haul trucks will operate on top of the lift being constructed. A ramp, or ramps, will be constructed to reach the top of each current lift. The trucks will direct-dump the ore on the current lift and a dozer will push the ore over the edge of the lift to form the expanding heap. The stacked ore will be deep-shank cross-ripped with the dozer prior to leaching. Ore will be stacked in 30 ft high lifts with a maximum ore heap height of 300 ft.

Prior to stacking a new lift over the top of an old one, the top of the old lift will be cross-ripped to break up any cemented/compacted sections and to redistribute any fines that may have been stratified by the irrigation solution or rainfall.

Following stacking, the ore will be drip irrigated with dilute cyanide leach solution and the resulting gold-bearing solutions collected in the pregnant solution tank. The leach pad will be a multiple-lift, single-use type pad.

17.6	Leaching and Solution Handling

After each leach cell has been stacked and dozer ripped, the irrigation system will be installed. Dripline emitters will be used to apply a dilute cyanide solution at an application rate of 0.0033 gpm/ft2 for ROM ore. A leach cycle of 100 days has been selected for ROM, based on a review of the leach curves.

Barren leach pH solution will be maintained at a minimum value of 10 and will be controlled by the addition of lime on the fresh ore. Barren solution will be delivered from a barren tank located at the recovery plant, by high-flow high-head pumps at a nominal flow rate of 5,000 gpm. This solution will be carried by a steel pipeline to the base of the heap and then to a network of sub-headers and risers to the top of the heap where it is finally applied to the material by drip emitters.

Solution passing through the heap will dissolve the values contained therein and be collect in a network of perforated solution collection pipes, which feed to a common discharge point at the base of the heap. The solution will then be carried by gravity to a pregnant solution tank. Excess solution from the heap will overflow from the pregnant tank to a lined process pond. Pregnant solution is pumped from the pregnant tank to the adsorption carbon column circuit at the recovery plant.

The carbon adsorption circuit consists of two trains of cascade-style columns. Pregnant solution flows through the columns to load the soluble gold onto the carbon. Barren solution exiting the columns is directed to the barren tank where make up cyanide is added, and the solution returned to the heap for further leaching. Overflow from the barren tank is directed to a process solution pond, which overflows to the event pond.

17.7	Leach Pad Phasing and Construction

It is assumed the leach pad will be constructed in four phases.

For the initial the first year ore will be stacked with trucks in nominal 30 ft thick lifts across the entire eastern toe area of Phase 1 leach pad. Barren solution containing cyanide will be irrigated onto the ore using drip irrigation. Pregnant solution will be collected at the base of the heap by the leach pad liner and collection system, which will route the pregnant solution to the process plant for gold recovery and reagent reconditioning. Once an area has been leached for the target time or metal recovery, the next lift will be placed on top of the already leached ore and the process repeated. This will be continued until the heap is stacked to the design capacity of 73.4 million tons.

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An overliner layer will be provided to protect the geomembrane primary liner from mechanical damage during ore stacking as well as weather conditions before the geomembrane is covered with ore. The overliner will also provide drainage of leach solutions and storm water entering the system both through the permeability of the drainage gravel and a network of drainage pipes installed within the overliner. The overliner material will be 18-inch thick and consist of select, durable crushed ore screened to a P100 of 1.5-inch.

The primary geosynthetic liner will be a composite liner system constructed using a robust, 80-mil thick HDPE material with the bottom side textured to provide an intimate bond with the underlying low permeability soil layer. This configuration is used on the majority of the operating leach pads in the industry. The installation specifications include a robust Quality Assurance/Quality Control program to provide assurance of a leak-free installation.

The low permeability soil layer will utilize an on-site clay source to produce a compacted clay liner with identified properties to have a maximum permeability of 10-6 cm/sec.

The leak detection system for the leach pad will consist of gravel fill trenches with perforated collection pipes installed directly underneath the primary collection pipes beneath the composite liner system in each of cells for the leach pad. These leak detection pipes will be extended to and are booted through the perimeter solution collection trench liner system to discharge into the lined solution collection trench 3-feet above the trench bottom. This will enable visual monitoring and sampling of the leak detection ports as necessary.

17.7.1	Solution Ponds

Two storage ponds, the process pond and event pond, are planned for the management of solutions. The process pond will collect overflow from the pregnant solution tank and is sized to additionally contain 24 hours of pregnant solution working volume, essentially 24 hours of heap solution drain down in the event of barren pump failure or power loss. The event pond will collect overflow from the pregnant solution pond and is sized to additionally handle storm water collection from a 100 yr., 24-hr storm event, plus the accumulation from a wet year snowpack over the ultimate pad lined area. Based on preliminary assumptions and data, the process and event ponds are sized at approximately 9,600,000 gallons and 25,500,000 gallons respectively for a total storage capacity of 35,100,000 gallons including free board.

The pond lining system for the pregnant solution pond will consist of two HDPE geomembrane liners separated by an HDPE geonet for leak detection and recovery. The pond lining system for the stormwater event pond will consist of a single HDPE geomembrane liner. Solutions collected in these ponds will be pumped back to the corresponding barren or pregnant solution tanks using submersible pond pumps for distribution either to the recovery plant or to the heap.

17.8	ADR Plant

The recovery plant at South Railroad has been designed to recover gold and silver values using a carbon adsorption-desorption-regeneration (ADR) process. Pregnant leach solution from the heap leach will be pumped to the carbon in column circuit (CIC) and adsorbed onto activated carbon (adsorption). Two trains of carbon columns are included in the design, primarily to allow the diameter of the columns to be maintained within the transportation shipping envelope. Loaded carbon from the CIC circuit will be desorbed in a high-temperature elution process coupled to an electrowinning circuit (desorption), followed by retorting to remove mercury and smelting of the resulting sludge to produce doré bullion (recovery). Before elution, each batch of carbon will be acid washed to remove any scale and other inorganic contaminants that might inhibit gold adsorption on carbon. All or a portion of the carbon will be thermally reactivated using a rotary kiln.

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The ADR plant General Arrangement is presented in Figure 17-2.

1 TRANSFER WATER PUMP (400-PP-020)
2 TRANSFER WATER TANK (400-TK-014)
3 STRIP SOLUTION TANK (400-TK-005)
4 STRIP SOLUTION PUMP
5 STRIP SOLUTION PUMP (STANDBY)
6 HOT WATER HEAT EXCHANGER (400-HX-001)
7 PRIMARY HEAT EXCHANGER (400-HX-002)
8 REGENERATED CARBON STORAGE TANK (400-TK-012)
9 CARBON STORAGE TRANSFER PUMP (400-PP-026)
10 CARBON ATTRITION TANK (400-TK-011)
11 KILN EXHAUST FAN (400-DC-002-FN1)
12 CARBON ADSORPTION VESSEL
13 MIST ELIMINATOR
14 CARBON SIZING SCREEN (400-SR-008)
15 KNOCKOUT BOX
16 CARBON REGENERATION KILN (400-KN-001)
17 KILN FEED HOPPER (400-HP-001)
18 KILN DEWATERING SCREEN (400-SR-007)
19 NEUTRALIZATION TANK (400-TK-007)
20 DILUTE ACID TANK (400-TK-006)
21 STRIP VESSEL (400-TK-008)
22 ACID WASH VESSEL (400-TK-010)
23 LOADED CARBON SCREEN (400-SR-004)
24 BARREN SOLUTION FILTER (350-FL-001)
25 CARBON SAFETY SCREEN (400-SR-011)
26 CARBON SAFETY SCREEN (400-SR-012)
27 LEACH PAD BARREN SOLUTION BOOSTER PUMP (350-PP-011)
28 LEACH PAD BARREN SOLUTION BOOSTER PUMP (350-PP-012)
29 LEACH PAD BARREN SOLUTION BOOSTER PUMP (350-PP-013)
30 PREGNANT SOLUTION TANK AREA EYEWASH/SAFETY SHOWER STATION (350-SF-003)
31 CARBON COLUMN (BELOW)
32 CARBON COLUMN (BELOW)
33 CARBON COLUMN (BELOW)
34 CARBON COLUMN (BELOW)
35 CARBON COLUMN (BELOW)
36 CARBON TRASH SCREEN
37 CARBON COLUMN (BELOW)
38 CARBON COLUMN (BELOW)
39 CARBON COLUMN (BELOW)
40 CARBON COLUMN (BELOW)
41 CARBON COLUMN (BELOW)
42 CARBON TRASH SCREEN
43 CIC AREA EYEWASH/SAFETY SHOWER STATION (400-SF-004)
44 CARBON REGENERATION AREA EYEWASH/SAFETY SHOWER STATION (400-SF-006)
PLAN NORTH
SEE DWG. 500-GA-101 FOR REFINERY
RAMP ON
ANTISCALANT TOTE
T.O.G. EL
MAINTENANCE AREA
PROCESS MAINTENANCE PLANNER
CONFERENCE ROOM
PROCESS ELECTRICAL SUPERVISOR
PROCESS MAINTENANCE SUPERVISOR
JANITOR
RESTROOM
CONTROL ROOM
PROCESS GENERAL FOREMAN
PROCESS BUSINESS ASSISTANT
PROCESS OPERATIONS SUPERVISOR
PROCESS SUPERINTENDENT
OVERFLOW TO 350 AREA
UTILITIES RACK FROM REAGENTS AREA
RESERVED AREA REPRESENTED IN DASHED LINES

OVERALL PLAN

SCALE: 1/8" = 1'-0"

PRELIMINARY
NOT FOR CONSTRUCTION

ORLA MINING
GOLD STANDARD VENTURES (US) INC.
A WHOLLY-OWNED SUBSIDIARY OF ORLA MINING LTD.

BAR SCALE FOR REFERENCE ONLY	DATE
DESIGNED BY: PJR	MAR 2025
DRAWN BY: VL	MAR 2025
CHECKED BY	
PROJECT MGR	
CLIENT APPR	

SOUTH RAILROAD PROJECT

ADR
GENERAL ARRANGEMENT
ADR
OVERALL PLAN VIEW

DWG NO. 400-GA-101
REV NO. P4
DATE 22 JUL 2025

Figure 17-2: ADR Recovery Plant General Arrangement

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South Railroad Project
Form 43-101F1 Technical Report

17.8.1	Adsorption

Adsorption of gold and silver onto carbon will occur in the carbon adsorption circuit. The adsorption circuit will consist of two trains of five, cascade type open-top up-flow mild-steel CICs each. Each of the carbon columns are nominally 12.5 feet in diameter and are sized to hold 6 tons of activated carbon.

The nominal flow to the adsorption circuit will be 4,500 gpm. Barren solution exiting the last carbon adsorption column in the train will flow through a vibrating screen to separate any floating carbon from the solution, then flow by gravity into the barren tank.

Antiscalant will be added at the pregnant solution tank to prevent scaling of carbon and reduction of the carbon loading capability. Magnetic flowmeters equipped with totalizers will measure solution flow to the adsorption circuit. Pregnant solution will flow by gravity through each set of five columns in series, exiting the lowest column as barren solution. Pregnant and barren solution continuous samplers will be installed at the feed and discharge end of each carbon column train, respectively. Solution samples will be used to measure pregnant and barren solution gold and silver concentrations.

Adsorption of gold and silver from pregnant leach solutions from the heap circuit will be a continuous process. Once the carbon in the lead column achieves the desired precious metal load it will be advanced to the elution (desorption) circuit using recessed impellor centrifugal pumps. Carbon in the remaining columns will be advanced counter current to the solution flow to the next column in series. New or acid washed/regenerated carbon will be added to the last column in the train.

The stripping of carbon will occur once per day, on average, once sufficient soluble metal is present on the incoming pregnant solution.

17.8.2	Carbon Acid Wash

Loaded carbon transferred from the CIC circuit will pass through a vibrating screen, which allows for the majority of the elevated pH, cyanide-bearing solution to return to the CIC circuit during carbon transfer. Dewatered carbon reports to the acid wash column. A dilute acid solution will then be prepared in the mix tank, and circulation established between the acid wash vessel and the acid mix tank. Completion of the cycle will be indicated when the pH stabilizes between 1.0 and 2.0 without acid addition for a minimum of thirty minutes of circulation.

The carbon will then be rinsed with raw water followed by rinsing with dilute caustic solution to remove any residual acid. The total time required for acid washing a batch of carbon will be approximately four hours. After acid washing has been completed, a carbon transfer pump will transfer the carbon to the desorption circuit.

17.8.3	Desorption

A pressure Zadra hot caustic desorption circuit for the stripping of metal values from carbon has been selected for South Railroad, which requires 12 hours or less to complete a cycle. During the elution cycle, gold and silver are continuously extracted by electrowinning from the pregnant eluate concurrently with desorption.

The desorption circuit is sized to strip gold and silver from carbon in 6-ton batches and will be equipped with a strip solution tank, strip solution pump, four heat exchangers, hot water heater, elution column, and elution column drain pump. After carbon has been transferred to the elution column, barren strip solution (eluant) containing sodium hydroxide and sodium cyanide will be pumped through the heat recovery and primary heat exchangers and introduced to the elution vessel at a nominal temperature of 300°F and a nominal operating pressure of approximately 100 psig for ten hours.

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Form 43-101F1 Technical Report

Under normal operating conditions, barren eluant solution from the solution storage tank will pass through the heat recovery exchanger to be preheated by hot pregnant eluate leaving the elution column. The barren eluant solution then passes through the primary heat exchanger to raise the temperature up to 300°F using pressurized hot water (~330°F) from the hot water heater system.

The elution column will contain internal stainless-steel inlet screens to hold carbon in the column and to distribute incoming stripping solution evenly in the column. Pregnant eluate leaving the elution column will pass through two external stainless-steel screens before passing through the heat recovery exchanger and the cooling heat exchanger to reduce the temperature to about 175°F (to prevent boiling). The cooled pregnant eluate solution will flow to the electrowinning cell.

After desorption is complete, the stripped carbon will be transferred to the carbon regeneration circuit by a carbon transfer pump.

17.8.4	Electrowinning

The electrowinning circuit will be operated in series with the elution circuit. Solution will be pumped continuously from the barren strip solution tank through the elution column, then through the electrowinning cells, and back to the strip solution tank in a continuous closed loop process.

The electrowinning circuit will include two electrowinning cells, each equipped with a rectifier. Gold and silver will be won from the eluate in the electrowinning cells using stainless steel cathodes using a current density of approximately 4.5 amperes per square foot of anode surface. Caustic soda (sodium hydroxide) in the eluate solution will act as an electrolyte to encourage free flow of electrons and promote the precious metal winning from solution. To keep the electrical resistance of the solution low during desorption and the electrowinning cycle, make-up caustic soda may sometimes be added to the strip solution tank. Barren eluant solution leaving the electrolytic cell will discharge to the barren eluate return tank from which it will be pumped back to the strip solution tank for recycle through the elution column.

Periodically, all or part of the barren eluant will be dumped to the barren solution tank. Typically, about one-third of the barren eluant will be discarded after each elution or strip cycle. Sodium hydroxide and sodium cyanide will be added as required from the reagent handling systems to the barren eluant tank during fresh strip solution make-up.

The precious metal-laden cathodes in the electrolytic cells will be removed about once per week and processed to produce the final doré product. Loaded cathodes will be washed in place, where precipitated precious metals will be removed from the cathodes with a pressure washer. The resulting sludge will be pumped to a plate-and-frame filter press to remove water and the filter cake will be loaded into pans for retorting.

17.8.5	Carbon Handling & Thermal Regeneration

The carbon preparation and storage system will include a 1-ton agitated carbon attrition tank, a 6-ton carbon storage tank, carbon dewatering screen, carbon fines storage tank, carbon fines filter press, and carbon transfer pumps. New and acid washed/regenerated carbon will be stored in the carbon storage tank to be returned to the CIC circuit as make-up carbon. Carbon being transferred to the carbon storage tank will pass to a carbon fines/dewatering screen in order to remove any carbon fines from the system. Carbon fines will be stored in a carbon fines storage tank, which will be periodically pumped through the carbon fines filter press; carbon fines from the filter press will be stored in bulk bags for removal from the system.

Fresh carbon being added to the system will first be attritioned in the carbon attrition tank before being pumped to the carbon dewatering screen to remove carbon fines and is then transferred to the carbon storage tank.

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Form 43-101F1 Technical Report

Thermal regeneration will consist of drying the carbon thoroughly and heating it to approximately 1300ºF for ten minutes in order to maintain carbon activity levels. The carbon regeneration circuit has been designed to regenerate 100% of the carbon.

Carbon from the elution circuit to be thermally reactivated will be dewatered on a vibrating screen, transferred to the regeneration kiln feed hopper and fed to the regeneration kiln by a screw feeder. Hot, regenerated carbon leaving the kiln will pass into a water-filled quench tank for cooling before being transferred to the carbon dewatering screen and carbon storage tank.

17.8.6	Refining & Smelting

Cathode sludge from the electrolytic sludge filter press will be dried and treated in a mercury retort to remove and recover any mercury that may be present. The sludge will be placed into pans and heated in the retort for a minimum of 6 hours at 1,100ºF to volatilize mercury. A vacuum system will remove mercury vapor from the retort and pass the vapor through a condenser. Condensed mercury will be collected in a trap, and then transferred and stored in flasks. Cooled, mercury-depleted vapor leaving the trap will be passed through a sulfur-impregnated carbon scrubber to remove any residual mercury.

After mercury removal, fluxes will be mixed with the cathode sludge and then fed to an electric induction furnace. The furnace will be heated to approximately 2,200ºF. When the furnace charge is fully molten, it separates into two distinct layers: the slag (on the top) and metal (on the bottom). The slag layer, containing fused fluxes and impurities, will be poured first into conical pots. Once slag has been removed, the melted gold and silver (metal layer) will be poured into molds to form Doré bars.

17.8.6.1	Mercury Abatement System

In addition to the mercury retort, the ADR facility will be fitted with an exhaust gas handling system to treat mercury emissions from the various pieces of equipment. The exhaust system will be designed to combine mercury-containing exhaust streams and treat them in two separate sulfur-impregnated carbon beds prior to discharge to the atmosphere.

The first carbon bed will be dedicated to treat fumes from the smelting furnace. The smelting furnace will be fitted with a hood which will collect fumes and direct them to a scrubber, which will remove suspended particles from the gas and cool the gas before passing through the carbon bed. The carbon bed will collect traces of mercury vapor before exhausting the gas to the atmosphere.

The second carbon bed will treat the combined exhaust gas streams from the electrowinning cells, eluant solution storage tank, elution vessel, and carbon regeneration kiln. The kiln exhaust gas will be first treated through a wet scrubber to remove particulates and cool the gas, which will then be combined with the remaining exhaust gas streams and pass through the carbon bed.

17.9	ADR Reagents and Utilities

Recovery plant reagents will include cyanide, caustic, nitric acid, antiscalant, activated carbon, and various furnace fluxes.

17.10	Laboratory Facilities

Analytical support, including fire assays and metallurgical testing required to support the project operations, will be conducted on-site using a dedicated laboratory. It is assumed that approximately 100 samples per day will be delivered from the mine for fire assay. A small number of fire assays, solutions, and carbon assays will be required for metallurgical control for processing. A metallurgical lab area is also included for running bottle roll and column tests.

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South Railroad Project
Form 43-101F1 Technical Report

18	Project Infrastructure

The infrastructure for South Railroad has been developed to support mining and heap leaching operations. This includes the access road to the facility, power supply, communication, heap leach pad, process plant and ancillary buildings. Water supply to the site including tanks, pipelines, ponds, and diversions are described in Section 18.5. Haul roads within the mining area as well as the mine waste storage facility are described in Section 16. The infrastructure envisioned is shown in Figure 18-1.

18.1	Access Road

The primary site access for South Railroad will be from Elko, NV using the 41.7-mile route shown in Figure 18-1. This 41.7-mile route begins from its intersection with 12th Street in Elko, NV and continues approximately 5.5 miles along the existing paved State Route (SR) 227 (i.e., Lamoille Highway) to the intersection with SR 228 (i.e., Jiggs Highway). The route continues south along paved SR 228 for another 5.5 miles to the paved Elko County Road 715 (i.e., South Fork Road). The route follows southward along County Road 715 approximately 5.7 miles to the intersection with County Road 715B (i.e., Lucky Nugget Road/Grant Avenue). From this intersection, the route follows County Road 715B approximately 3.1 miles along the west shore of South Fork Reservoir through a semi-rural residential area to the intersection with BLM Road 1119, which continues southwest approximately 6 miles to its intersection with Elko County Road 720 (i.e., Bullion Road). The route follows the Bullion Road southwest approximately 10 miles to the intersection with the un-improved BLM Road 1053, then continues southward following the approximate alignment of BLM Road 1053 along the eastern flank of the Pinion Range approximately 6 miles to the South Railroad Project.

Beginning at BLM Road 1119 and continuing to the site approximately 22 miles, the main access road will be improved to a standard two-way road consisting of a 4-meter-wide lane and 2-meter-wide shoulder in each direction. The shoulders will provide area for any safety and drainage structures that will be needed along the route.

The last 6 miles to the site will encounter mountainous grades and winding alignment of the existing dirt road (BLM Road 1053). This road will be improved to straighten the alignment, where possible, and reduce grades to a maximum of 8-10 percent to allow for easier access to the site and promote safety. As the access road approaches the site, all traffic will be required to check in at the security office before heading past Administration and to the site facilities located between the Pinion and Dark Star pits. Delivery of all personnel, operating equipment, consumables, and construction equipment will be along this primary access road.

18.2	Power Supply

Utility electrical service at the site is not currently available. Power will be supplied by an on-site power generation facility. For the electrical demand of the project, seven natural gas generators will be included. Each generator has a capacity of 1970 kW and the design considers operation with six generators. Each generator has a capacity of 1970 kW and the design considers operation with six generators. The seventh generator provides (N+1) reliability, which minimizes operating restraints. Natural gas will be delivered to site via truck in the form of liquified natural gas (LNG). LNG will be stored in a double-walled tank and vaporized for use in the generators. Synchronizing switchgear is included for load-sharing between operating generators.

An evaluation to arrive at the selected design for the power supply was conducted in January 2020 in a report by Qualified Persons from M3 titled “South Railroad Mine Project Electric Study”. This study investigated meeting the demand by extending electric utility service to the site, as well as installing and operating on-site generation with either reciprocating engine generators or gas turbine generators. Fuel sources considered for the on-site generation included trucked diesel, a utility natural gas pipeline for gas service, and trucked Liquified Natural Gas (LNG) with on-site vaporizers. Additional factors considered in this evaluation included fuel cost including delivery, system efficiencies, air quality impacts and emissions treatment, maintenance costs, and salvage value. The capital and operating costs for six (6) suitable configurations were compared, establishing rates of return and break-even durations for each configuration pair.

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South Railroad Project
Form 43-101F1 Technical Report

The study concluded that, when considering all these factors, on-site generation utilizing reciprocating engine generators fueled by LNG delivered to the site provided the greatest value and operational flexibility to the project. This configuration produces lower emissions than diesel options with lower operating costs and lower effective cost per kWh than other on-site options. By installing multiple units operated in parallel, the system can be implementing with a unitized approach controlling initial capital costs - making infrastructure investments only when needed and avoiding the large capital investment of a utility connection. Equipment salvage value can also be realized, a savings not available by selecting a utility approach.

The costs associated with this recommendation have been captured in the Capital and Operating Cost Estimates.

18.3	Project Buildings

The proposed heap-leach facility will be located just Northeast of the Pinion pit on the west side of the valley. Pregnant Leach Solution (PLS) will flow by gravity to the PLS Pond directly east of the Heap Leach Pad. An event pond will be located adjacent to the PLS Pond to allow for passive overflow if an excessive runoff event occurs. Road access is provided just along the west edge of the heap leach facility which will allow access onto the leach pad for ROM material. An access point is also provided at the base of the pad to allow for haul truck ingress for the initial ore placement on the pad.

A truck shop is planned northwest of the Dark Star waste dump. A fuel island will be constructed just west of the truck shop. Safety and training areas will be provided within the shop building. In addition, Mine Services offices are integral to the truck shop and a laydown yard is proposed directly east of the facility. The Pinion and Dark Star pits are tied to their respective waste dumps and the leach pad by haul roads.

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South Railroad Project
Form 43-101F1 Technical Report

N 14,705,000
N 14,700,000
N 14,695,000
NORTH ACCESS ROAD
LEACH PAD HAUL ROAD
SECURITY FENCE
PARKING
SECURITY
ADMIN/ MINE DRY
CLAY STOCKPILE
DARK STAR EAST GROWTH MEDIA STOCKPILE
DARK STAR GROWTH MEDIA STOCKPILE
HLF GROWTH MEDIA STOCKPILE
PCS PAD
LANDFILL
WATER TREATMENT PLANT
NATIVE RUNOFF WATER DIVERSION CHANNEL
GENERATOR PLANT
HELI PAD
EVENT POND
PLS POND
ADR
LAYDOWN
EAST DARK STAR WRDF POND
LIMESTONE PIT
HEAP LEACH PAD (49.0M CY)
DARK STAR NORTH
ZERO DISCHARGE DIVERSION CHANNEL
PINION GROWTH MEDIA STOCKPILE
PINION PHASE 1
HLF GROWTH MEDIA STOCKPILES
TIRE CHANGE
TRUCKSHOP
DIESEL FUEL PAD
WEST DARK STAR WRDF POND
DARK STAR WEST GROWTH MEDIA STOCKPILE
DARK STAR WEST WASTE DUMP (17.5M CY)
DARK STAR MAIN
DARK STAR EAST WASTE DUMP (38.7M CY)
PINION WASTE DUMP
PRIMARY CRUSHER
PINION PHASE 4-5
SECONDARY CRUSHING
ACCESS ROAD
ZERO DISCHARGE DIVERSION CHANNEL
MINE HAUL ROAD
WATER TANK ACCESS ROAD
WATER TANK

NOTES:

1. COORDINATES ARE TO BE VERIFIED IN THE FIELD TO MATCH SITE AND SURVEY RESULTS.
2. BASE TOPOGRAPHIC INFORMATION RECEIVED FROM GOLD STANDARD VENTURES ON AUGUST 28, 2020, CONVERTED TO US SURVEY FEET.
3. COORDINATE SYSTEM: NAD 1927 UTM, ZONE 11N, US SURVEY FEET (HORIZONTAL), NAVD88 FEET (VERTICAL).

SITE PLAN

SCALE 1" = 800'

800 400 0 800 1600

1" = 800'

CONTOUR INTERVAL = 10'

ISSUED FOR CONSTRUCTION

ORLA MINING

REFERENCES DWG. NO.	TITLE	REFERENCES DWG. NO.	TITLE	REVISIONS NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	REVISIONS NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT
										0	ISSUED FOR CONSTRUCTION	ARM	MWO	16 OCT 2025	BM

SCALE: AS NOTED		DATE
DESIGNED BY:	MWO	AUG 2025
DRAWN BY:	ARM	AUG 2025
CHECKED BY:	MWO	OCT 2025
PROJECT MGR:	MS	OCT 2025
CLIENT APPR:	BM	OCT 2025

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

SOUTH RAILROAD PROJECT

SITE GENERAL CIVIL SITE PLAN

PROJECT NO. M3-PN250005

DWG NO. **000-CI-010**

REV NO. 0

DATE 16 OCT 2025

Figure 18-1: Site Plan Drawing

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South Railroad Project
Form 43-101F1 Technical Report

18.3.1	Security Building at Access Gate

The site Security Building is located at the top of a hill for optimal visibility, approximately 4 miles along the main access road from the west property line. The Security Building includes an entry access gate that will control all site ingress egress. From the entry gate a continuous security fence surrounds the active facilities on site.

18.3.2	Administration Building

The site Administration Building is just past the Security Building also on the main road. The building will be comprised of (12) 12’ x 60’ mobile units that will be assembled into a single unit divided for the variety of use. Ten of these units will be used for the Administration Building, while the remaining two will be used to house the Change House Facilities.

18.3.3	Truck Shop Building

As the road continues from the Administration Building to the northeast the Truck shop is located just past the Primary Mine Substation and Fueling Station. The Truck shop is a 260’ x 100’ facility that has 4 bays with 2 of them embedded rail to receive tracked vehicles or loaders with tire chains. The Mine Warehouse Facility is included within the footprint of the Truck Shop at the ground floor at the opposite of the bay side. The Mine Services Office and Training Space is designed to be included above the warehouse space.

18.3.4	ADR Plant

The ADR Plant is located directly to the north and west of the Truck Shop. PLS from the Heap Leach Pad will be processed in an ADR (adsorption, desorption and recovery) plant where gold and silver will be adsorbed onto activated carbon and recovered by stripping the carbon and eventually recovering the precipitate by electrowinning. The ADR facility includes an open CIC circuit consisting of two carbon column trains operated in parallel as well as 9,000 ft2 insulated, engineered steel walled building with an overall height of 45 feet. The building will contain the desorption, acid wash, and carbon handling and regeneration circuits, as well an office, break/lunch room, and men’s and women’s locker/bathroom facilities. The ADR facility also includes an attached refinery building which will be a 5,000 ft2 insulated, engineered steel walled building with an overall height of 25 feet and will contain the electrowinning, mercury recovery, and smelting furnace. The ADR building includes two roll-up doors for forklift and maintenance vehicle access as well as man doors around building. The Refinery includes a secure man-door access as well as access for armored trucks via a roll-up door. The facility will include all necessary eyewash/safety shower water and fire protection systems.

18.3.5	Laboratory

The Laboratory building will be comprised of site constructed permanent facility with a cast in place concrete floor system. This facility will be custom engineered and accommodate proper scrubbers, acid containment system, dust collection, and necessary sample processing equipment. Offices, restrooms, and change facilities for the Lab are incorporated into the layout.

18.4	Sitewide Water Management Strategy

This section presents the overall strategy for managing the water produced from the mine as well as meet the demands of mine processes and supporting facilities. A process flow diagram illustrating how water will be managed at the site is presented in Figure 18-2 and locations of water management infrastructure, excluding stormwater controls, is shown in Figure 18-3. Further details, as well as the supporting studies and model results used to develop the strategy and cost estimate presented herein can be found in the Feasibility Study Mine Water Management Plan South Railroad Project (Stantec, 2022).

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South Railroad Project
Form 43-101F1 Technical Report

18.4.1	Source of Mine Water

18.4.1.1	Groundwater Dewatering System

The main source of water generated from the mine will be from the groundwater dewatering systems required to support the mining operation of the Dark Star North Pit, followed by groundwater dewatering systems required to support mining at Pinion Phase 4/5. At Dark Star North, this system will consist of nine dewatering wells, each pumping between 100 and 300 gallons per minute (gpm) and will produce a total peak and sustained flow rate of approximately 2,300 gpm. At Pinion Phase 4/5, this system will consist of two dewatering wells, each pumping 225 gpm. Refer to Table 18-1 below for pumping rates by year. Note that the required pumping rate for Years 1 – 3 is determined by the pit dewatering schedule at Dark Star North. Year 3 also includes the use of in-pit sumps removing water to provide the final required drawdown at Dark Star North as some of the pumping wells may reduce in flow toward the end of the dewatering period. Pumping during Years 4 – 8 will be conducted to meet mine processes needs and dewatering at the Pinion Phase 4/5 area. Following Year 8, pumping would continue for several years at an estimated average rate of approximately 310 gpm to support heap leaching operations.

Water generated from the groundwater dewatering system will be beneficially used in operations. Based on the groundwater modeling conducted and water demands that have been identified, the mine should have enough water to meet all water demands throughout the life cycle of the mine.

Pit dewatering wells located around the Dark Star North Pit will be conveyed to a 350,000-gallon Mine Raw Water Tank (Tank 1). Tank 1 will be located adjacent to the Water Treatment Plant (WTP). Water will be pumped from Tank 1 to either the WTP or to another 350,000-gallon Mine Raw Water Tank (Tank 2), which will be used to supply water for consumptive uses. Tank 1 and Tank 2 will also be interconnected to allow transfer between the tanks, which allows additional water to be sent to the WTP as necessary. Water from the Pinion Phase 4/5 dewatering wells will be conveyed directly to Tank 2. Tank 2 will also be connected to Mine Raw Water Tank 3 (Tank 3), which will store and supply fire water. Tank 3 is only connected to Tank 2.

All tanks will be fitted with a level sensor that will control the flow to the tanks.

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Form 43-101F1 Technical Report

Table 18-1: Current Modeled Pumping Rates for Dark Star North and Pinion Phase 4/5 Dewatering System

Well	Pumping Rates (gallons per minute)
	2023	2024	2025	2026	2027	2028	2029	2030	2031
DSPW-1	300	300	300	300	0	0	0	0	0
DSPW-2	300	300	300	300	0	0	0	0	0
DSPW-3	300	300	300	300	0	0	0	0	0
DSPW-4	100	100	100	100	0	0	0	0	0
DSPW-5.2	300	300	300	300	0	0	0	0	0
DSPW-6	300	300	300	300	0	0	0	0	0
DSPW-7	100	100	100	100	0	0	0	0	0
DSPW-8	300	300	300	300	0	0	0	0	0
DSPW-9	300	300	300	300	0	0	0	0	0
DSE – in-pit sump pumping	0	0	0	80 – 150	0	0	0	0	0
PPW-1	0	0	0	0	225	225	225	225	225
PPW-3	0	0	0	0	225	225	225	225	225

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Form 43-101F1 Technical Report

LEGEND
RAW WATER
TREATED WATER
INTERMITTENT FLOW
ALTERNATIVE FLOW PATH
NOTES
1. STREAM 19 AND 19A UTILIZES COMMON PIPING WITH APPROPRIATE VALVING AND CONTROLS TO ALLOW GRAVITY FLOW FROM TANK 1 TO TANK 2 AS NECESSARY.
MINE RAW WATER TANK 1 (350,000 GALLONS)
EL. 6453 ft
(3) PUMPS @ 600 gpm EACH
EL. 6450 ft
WATER TREATMENT PLANT
EL. 6445 ft
EL. TANK 6470 ft
TREATED DISCHARGE TO ENVIRONMENT
RAW WATER TANK 3 FIRE WATER SUPPLY ONLY (350,000 GALLONS)
EL. 7142 ft
FIRE WATER
(2) MINE RAW WATER PUMPS 3
EL. 6660 ft
MINE RAW WATER TANK 2 (350,000 GALLONS)
EL. 6660 ft
NON-POTABLE MINE WATER USES
- CONSTRUCTION 297 gpm
- DRILLING 10 gpm
- WASHDOWN 10 gpm
- DUST 222 gpm
EL. 6955 ft
PROCESS WATER AND EXCESS STORMWATER TO HEAP LEACH CIRCUIT
EL. 6562 ft
(7) DARK STAR PIT DEWATERING PUMPS
(1) DARK STAR PIT SUMP PUMP
(2) DARK STAR PIT DEWATERING PUMPS
DARK STAR WEST WRDF POND PUMP
DARK STAR WEST WRDF POND
EL. 6430 ft
DARK STAR EAST WRDF POND PUMP
DARK STAR EAST WRDF POND
EL. 6316 ft
AGGLOMERATION PAD PUMP
AGG PAD
EL. 6715 ft
PINION PIT SUMP PUMP
(2) PINION DEWATERING PUMPS
STACKER PAD-2 POND PUMP
STACKER PAD-2 POND
EL. 6742 ft
STACKER PAD-1 POND PUMP
STACKER PAD-1 POND
EL. 6808 ft
(2) CRUSHER POND PUMP
CW-1-1 CRUSHER POND
EL. 6942 ft

STREAM NUMBER	10	11	12	13	14	15	16	17	18	19	19A	20	21	22	23	24	25	29	30	31	32	40
OPERATING AREAS 2023 TO 2027	DARK STAR EAST WRDF POND PUMP	DARK STAR WELL PUMP (FLOW PER PUMP)	WELL PUMP (FLOW PER PUMP)	DARK STAR PIT BOTTOM SUMP PUMP	DARK STAR PIT	DARK STAR WEST WRDF POND PUMP	DARK STAR WATER	TO WATER TREATMENT PLANT	TREATED DISCHARGE TO ENVIRONMENT	FROM TANK NO. 1 TO TANK NO. 2	FROM TANK NO. 2 TO TANK NO. 1	PINION WELL PUMP (FLOW PER PUMP)	PINION PIT SUMP	CRUSHER PAD POND	STACKER PAD-1	STACKER PAD-2	AGGLOMERATION PAD POND	TO MINE RAW WATER TANK NO. 3	FROM TANK NO. 2 TO WATER TANK NO. 3	FROM TANK NO. 2 TO USE	TO HEAP LEACH EVENT POND	FROM TANK NO. 3 TO FIRE PROTECTION
DESIGN FLOW RATE (GPM)	1700	200	100	90	2,100	900	2,100	1,000	2,000	1,800	0	0	0	500	500	500	500	1,800	350	300	1,500	1,500
NOMINAL FLOW RATE (GPM)	800	800	100	10	1,800	800	1,720	1,000	1,000	600	0	0	0	220	100	100	100	900	200	180	900	1,500
SG	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0

STREAM NUMBER	10	11	12	13	14	15	16	17	18	19	19A	20	21	22	23	24	25	29	30	31	32	40
OPERATING AREAS 2027 TO 2031	DARK STAR EAST WRDF POND PUMP	DARK STAR WELL PUMP (FLOW PER PUMP)	WELL PUMP (FLOW PER PUMP)	DARK STAR PIT BOTTOM SUMP PUMP	DARK STAR PIT	DARK STAR WEST WRDF POND PUMP	DARK STAR WATER	TO WATER TREATMENT PLANT	TREATED DISCHARGE TO ENVIRONMENT	FROM TANK NO. 1 TO TANK NO. 2	FROM TANK NO. 2 TO TANK NO. 1	PINION WELL PUMP (FLOW PER PUMP)	PINION PIT SUMP	CRUSHER PAD POND	STACKER PAD-1	STACKER PAD-2	AGGLOMERATION PAD POND	TO MINE RAW WATER TANK NO. 3	FROM TANK NO. 2 TO WATER TANK NO. 3	FROM TANK NO. 2 TO USE	TO HEAP LEACH EVENT POND	FROM TANK NO. 3 TO FIRE PROTECTION
DESIGN FLOW RATE (GPM)	1700	0	0	0	300	900	1,300	1,300	1,300	0	1,000	225	30	400	400	400	400	1,000	300	180	2,300	1,500
NOMINAL FLOW RATE (GPM)	800	0	0	0	300	800	300	0	0	0	1,000	225	30	300	100	100	100	750	300	450	750	1,500
SG	1.0	0.0	0.0	0.0	1.0	1.0	1.0	1.0	1.0	0.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0

Figure 18-2: Water Management Process Flow Diagram

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TANK 1
DARK STAR WEST POND (BY OTHERS)
DARK STAR EAST POND (BY OTHERS)
STACKER POND 1
CRUSHER POND
STACKER POND 2
AGGLOMERATION POND
TANK 2
TANK 3
LEGEND
PROPERTY BOUNDARY
PERMIT BOUNDARY
EXISTING CONTOURS
CHANNEL DESIGN CONTOURS
DESIGN CONTOURS (BY OTHERS)
FENCE
PIPELINE
DIVERSION BERM
ROAD
CULVERT (NOT TO SCALE)
BASIN BOUNDARY
POND
DISSIPATOR BASIN (NOT TO SCALE)
FLOW DIRECTION ARROW

Figure 18-3: Pipeline Plan General Arrangement

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18.4.1.2	Stormwater Conveyance Facilities

Stormwater from the site will be managed as contact and non-contact stormwater. Non-contact stormwater are the flows that do not come in contact with ore or mine processing facilities. Non-contact flows will be collected and conveyed around the site and directly discharged to existing stream channels. Contact stormwater will be routed to the WRDF seepage ponds, the process facility ponds (east of the heap leach pad near the plant), and the ponds located near the material handling of the crusher pad, stacker pads 1 and 2, and the agglomeration pad. These last four ponds are referred to as the beneficiation ponds. Excluding the process facility ponds, contact water will be pumped and blended with other water sources in Tank 2. The operation of the WRDF collection ponds and the beneficiation ponds are discussed in the following section. The HLP operations and process facility ponds are discussed in Section 18.6.

The collection and conveyance of non-contact stormwater runoff will be managed by the construction of stormwater channels, culverts, and energy dissipation structures. Stormwater controls during operations are designed to meet the 100-year, 24-hour storm event, and stormwater controls after closure are designed to meet the 500-year, 24-hour event. The non-contact water stormwater conveyance systems and collection ponds are shown on Figure 18-4. Contact stormwater is primarily controlled through surface grading and use of liners to prevent off-site releases. Graded areas will route water towards collection ponds via overland flow. Contact water will be managed through closed-conduit piping systems to facilitate the transfer of water to downstream uses or towards the WTP.

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CHANNEL C-5
DIVERSION BERM BE-6-5
HAUL ROAD
HEAP LEACH EVENT POND
CHANNEL C-2A
CHANNEL C-1A
DARK STAR EAST POND
CHANNEL C-6
CHANNEL C-4
DARK STAR WEST POND
CRUSHER POND
STACKER POND 1
CHANNEL C-2B
STACKER POND 2
AGGLOMERATION POND
CHANNEL C-3
CHANNEL C-8B
CHANNEL C-8A
CHANNEL C-1B
NOTE 3

LEGEND

- PROPERTY BOUNDARY
- PERMIT BOUNDARY
- EXISTING CONTOURS
- CHANNEL DESIGN CONTOURS
- DESIGN CONTOURS (BY OTHERS)
- FENCE
- PIPELINE
- DIVERSION BERM
- ROAD
- CULVERT (NOT TO SCALE)
- BASIN BOUNDARY
- POND
- DISSIPATOR BASIN (NOT TO SCALE)
- FLOW DIRECTION ARROW

NOTES

1. DESIGN GRADING FOR DIVERSION CHANNELS INCLUDES BENCHES REQUIRED FOR CONSTRUCTION EQUIPMENT.
2. OVERLAPPING FACILITIES TO BE REVISED IN DETAILED DESIGN.
3. ADDITIONAL DETAIL TO BE CONSIDERED IN DETAILED DESIGN.
4. HEAP LEACH EVENT POND AND UPSTREAM CONTACT WATER FACILITIES DESIGNED BY OTHERS.
5. DARK STAR EAST POND AND UPSTREAM CONTACT WATER FACILITIES DESIGNED BY OTHERS.
6. DARK STAR WEST POND AND UPSTREAM CONTACT WATER FACILITIES DESIGNED BY OTHERS.

Figure 18-4: Stormwater Controls General Arrangement

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18.4.1.3	Seepage and Stormwater Collection Facilities

During operation, the WRDFs at Pinion and Dark Star will generate a small amount of seepage water from precipitation migrating through the waste rock. Waste rock geochemical modeling indicates that seepage from Pinion will meet Nevada Division of Environmental Protection (NDEP) Profile I water quality standards, and thus will not require seepage containment facilities. The small amount of seepage from the Dark Star WRDFs along with stormwater that falls within the facility footprints will need to be contained and managed with stormwater collection ponds. Based on the water balance modeling conducted to date, average annual seepage/stormwater rates reporting to the Dark Star West and Dark Star East WRDFs ponds are of 79 and 120 gpm respectively. The estimated seepage and stormwater rates are influenced by the timing of the waste rock development and the anticipated concurrent reclamation of the facilities. Due to the space limitations at the site, management of the WRDF seepage/stormwater during operations by simple storage and evaporation alone is not practical. Therefore, the water collected from the ponds during operations will be blended with the groundwater in Tank 1 or Tank 2.

In addition, potential runoff from the HLP as well as the HLP-W1, HLP-W2, HLP-W3, and HLP-W4 areas will also be collected in stormwater ponds as part the zero-discharge operating requirement. The combined 100-year, 24-hour stormwater volume reporting to the four ponds is 8.9 acre-feet with individual pond sizes ranging from 1.4 to 5.1 acre-feet. Stormwater from these four ponds is routed to Tank 2 and recirculated in mine operations. The HLP water handling is discussed separately and is largely confined to the HLP and mineral processing areas in a self-contained system.

Based on feasibility level site-wide water balance modeling, there will be select periods when the combination of dewatering operations and water collected in the stormwater control ponds exceeds the combination of the WTP capacity plus consumptive use demands. These excess water periods of several days would typically occur during spring runoff and when operation water requirements are low. The projected excess water rate is dependent on several conditions during the period of operation including the actual weather conditions at the site, the closure and construction of WRDFs, and the timing of mine water needs at the HLP and other facilities. Excess water would be recirculated in the HLP during these periods with an option to temporarily reduce dewatering rates to offset the higher stormwater contributions.

18.4.2	Beneficial Reuse

The main water demands at the site are associated with heap leach make-up water demands and mine facilities such as water for dust suppression, operational drilling water/pad construction, and the truck wash.

Water from Tank 1 will be transferred at a peak rate of 1,800 gpm to Tank 2 to provide enough water for the mine facilities. Water in Tank 2 will either be conveyed to the mine facilities or pumped to Tank 3 for fire water for the ADR. A description of the principal beneficial reuses for the site are presented below.

18.4.2.1	Heap Leach Make-up Demands

Based on water balance modeling for the HLP as provided by Forte, water demands for the HLP will fluctuate significantly. For average site climate conditions, makeup rates may be on the order of 400 gpm during summer months while it is possible that no makeup water would be required during seasonal spring melt periods. The overall average makeup rate for average climate conditions is expected to be approximately 120 gpm.

18.4.2.2	Mine Facilities

The mine facilities non-potable water demands will consist of the following:

•	Dust Suppression – 139 gpm in the winter and 222 gpm in the summer with an average of 181 gpm;

•	Drilling and Construction – 57 gpm; and

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•	Vehicle Washdown – 10 gpm.

A series of distribution piping from Tank 2 will supply water to the mine facilities.

18.4.3	Water Disposal and Large Storm Events

Excess water generated from the dewatering system will be pumped from Tank 1 and then the WTP.

In the event of significant storm events that exceed the capacity of the WTP, water will be pumped and recirculated in the heap leach facility to attenuate flows to manage peaks. This additional water will be delivered from Tank 2 to the heap leach circuit.

18.5	Water Management Infrastructure

This section discusses the infrastructure required to manage mine water at the site.

18.5.1	Dark Star Groundwater Dewatering System

Infrastructure associated with the Dark Star dewatering system is described in the below section.

18.5.1.1	Wells

Groundwater modeling has indicated that nine wells installed to varying depths between 900 ft to 1,100 ft will be required to provide sufficient dewatering capacity. Well locations are shown on Figure 18-3. Typical well construction details are shown on Figure 18-5.

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VARIES
PREFABRICATED CABINET OR EQUIVALENT
MAGNETIC FLOWMETER
SAMPLE PORT ½" STEEL NEEDLE VALVE
8" MIN. SPOOL UNLESS SPECIFIED
HDPE SDR17
GROUND SURFACE
CONCRETE PAD TO 1ft BELOW GROUND SURFACE
TO HEADER

NOMINAL 8" - 12" CASING
CONCRETE BOLLARD (REFER TO NOTE 5)
MAN HOLE COVER
PITLESS ADAPTER
CONDUCTOR CASING - 20" OR 24" TO 100ft bgs
CEMENT TO DEPTH OF 50ft bgs
1" OR 2" Ø SCHEDULE 40 PVC SOUNDER TUBE
CEMENT GROUT TO DEPTH OF 100ft bgs
ELECTRICAL CABLE
DROP PIPE
CENTRALIZER
PUMP
GRAVEL PACK (1/4") FROM WELL BOTTOM TO 100ft bgs
0.125" MILL SLOT SCREEN, BOTTOM 400ft
NOMINAL 17" OR 20" Ø BOREHOLE
END CAP

1 TYPICAL WELL SECTION
NOT TO SCALE

NOTES

1. WELL DEPTHS, SCREEN INTERVAL, PUMP SET DEPTH, AND TARGET PUMPING LEVELS ARE APPROXIMATE AND ARE BASED ON ANTICIPATED SUBSURFACE CONDITIONS. FINAL WELL CONSTRUCTION AND PUMP LEVELS WILL BE BASED ON FIELD OBSERVATIONS AND FOLLOW WASHINGTON STATE REGULATIONS FOR WELLS. CONTRACTOR TO SUBMIT FINAL WELL LOCATIONS FOR REVIEW AND APPROVAL PRIOR TO DRILLING.
2. ENGINEER SHALL APPROVE OF WELL LOCATIONS, PIPING LOCKER, AND ELECTRICAL BOX LOCATIONS PRIOR TO CONSTRUCTION.
3. PUMP RETRIEVAL EQUIPMENT SHALL BE CAPABLE OF HANDLING 100 FT OF FLEX HOUSE AND A 5 HP PUMP.
4. CONCRETE BOLLARD SHALL BE CONSTRUCTED AROUND WELL AS NEEDED TO PREVENT CONTACT BETWEEN WELL HEAD AND VEHICLE AND SHALL NOT BE CONSTRUCTED ABOVE BELOW GROUND PIPE.
5. CABINET TO HAVE 1" IF INSULATION INSTALLED ACCORDING TO DIVISION 07210 AROUND THE DOORS AND WALLS OF THE CABINET. A 1,000 BTU/H ELECTRIC SPACE HEATER TO BE INSTALLED WITHIN THE CABINET WITH LOCAL THERMOSTAT CONTROL FOR FREEZE PROTECTION SET TO A MINIMUM OF 50°F.
6. CONTRACTOR TO FIELD VERIFY EXISTING ELECTRICAL POWER DISTRIBUTION BETWEEN THE MWTP AND CLEANOUT RESERVOIR. CONTRACTOR TO FIELD ROUTE ELECTRICAL CABLE FROM PP-TB4 TO CLEANOUT RESERVOIR AND ROUTE IN CONDUIT WITH PIPELINES. CONTRACTORTO SUBMIT ROUTING PLAN TO ENGINEER FOR REVIEW AND APPROVAL. CONTRACTOR TO FIELD VERIFY EXISTING ELECTRICAL POWER DISTRIBUTION BETWEEN THE MWTP AND CLEANOUT RESERVOIR. CONTRACTOR TO FIELD ROUTE ELECTRICAL CABLE FROM PP-TB4 TO CLEANOUT RESERVOIR AND ROUTE IN CONDUIT WITH PIPELINES. CONTRACTOR TO SUBMIT ROUTING PLAN TO ENGINEER FOR REVIEW AND APPROVAL.

	Item Description	DSPW-1	DSPW-2	DSPW-3	DSPW-4	DSPW-5	DSPW-6	DSPW-7	DSPW-8	DSPW-9	PPW-1	PPW-2
1	STEEL SCH 40 Pipe	4	4	4	3	4	4	3	4	4	4	4
2	STEEL SCH 40 Grooved Pipe End Check Valve	4	4	4	3	4	4	3	4	4	4	4
3	STEEL SCH 40 Grooved Pipe Coupling	4	4	4	3	4	4	3	4	4	4	4
4	STEEL SCH 40 Grooved Pipe End Ball Valve	4	4	4	3	4	4	3	4	4	4	4
5	STEEL SCH 40 Tee	4	4	4	3	4	4	3	4	4	4	4
6	STEEL SCH 40 Slip-On Flange	4	4	4	3	4	4	3	4	4	4	4
7	STEEL SCH 40 90 deg Elbow	4	4	4	3	4	4	3	4	4	4	4
8	STEEL SCH 40 45° Spool Weld End to Grooved End	4	4	4	3	4	4	3	4	4	4	4
9	STEEL SCH 40 NPT Threaded Coupling	4	4	4	3	4	4	3	4	4	4	4
10	Air Relief Valve	4	4	4	3	4	4	3	4	4	4	4
11	Pressure Transducer	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
13	Magnetic Flowmeter	4	4	4	3	4	4	3	4	4	4	4
14	STEEL SCH 40 Cross	4	4	4	3	4	4	3	4	4	4	4

18" STEEL PIPE FILLED WITH CONCRETE
GROUND SURFACE
CONCRETE FOOTER
MIN. 6"

2 CONCRETE BOLLARD SECTION

Figure 18-5: Typical Dewatering Well Construction Details

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18.5.1.2	Well Pumps and In-Pit Sumps

A total of nine well pumps will be procured for the project. Based on the maximum flow rate, each well pump will be required to pump at a maximum rate between 100 to 300 gpm and will be installed to depths between 700 and 1,000 ft bgs. Additional in-pit sumps with flow rates of 80 – 150 gpm will be installed at Dark Star North in Year 3.

18.5.1.3	Pipelines

Each well at Dark Star North will be connected to an HDPE header. The header network will be divided into sections and will connect with a 12- to 18-inch pipeline that will supply water to Tank 1. Water from Tank 1 will be pumped to Tank 2 via a 14-inch pipeline for further use and the remaining water will be pumped to WTP for disposal.

18.5.1.4	Tanks

Tank 1 will serve as a buffer tank. Water from Tank 1 will be pumped to Tank 2 for further use at the mine. Tank 1 will be a carbon steel tank having capacity of 350,000 gallons.

18.5.1.5	Distribution Pump

There will be one distribution pump installed at Tank 1 that will be used to transfer water to Tank 2. The pump has been sized to provide adequate pumping capacity to meet the expected peak flow rate to Tank 2.

18.5.1.6	Instrumentation and Controls

Each well will have a level sensor installed to control the pumps that will operate the pump between high and low level to maintain the groundwater level below the bottom of the pit.

Tank 1 will be installed with a level sensor that will control the flow and operate the pumps. The pumps will maintain designated operating levels in the tank by adjusting the flow rate to the WTP with a variable frequency drive (VFD) motor on the pump. The distribution pump transferring water to the Tank 2 will be turned off at low water level in Tank 1.

18.5.1.7	Electrical

Electricity will be supplied by local transformers and consist of power distribution to the pumphouse and pumps.

18.5.2	Seepage and Stormwater Management System

Infrastructure associated with the seepage and stormwater management system is described in the below section.

18.5.2.1	Ponds

Six ponds will be used to manage contact stormwater and seepage from the two Dark Star WRDFs and the four beneficiation ponds during operations. Pumping systems will be installed in each pond to pump water when the pond levels reach a predetermined level. During operations, the water pumped from the beneficiation ponds will be discharged to the Tank 2. Water captured at the two Dark Star WRDF ponds would be initially sent to Tank 1 and mixed with dewatering water.

18.5.2.2	Pipelines

A series of 6-inch HDPE pipelines will be used to transfer water from each of the four beneficiation ponds to Tank 2 or, in the case of the Crusher Area, first to a common 8-inch HDPE pipeline and then to Tank 2. Water collected in the Dark Star East and West WRDFs would be routed via 10-inch and 6-inch HDPE pipelines, respectively.

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18.5.2.3	Pumps

Each pumping system will include one submersible pumps. The expected nominal and maximum flow rate for each system is shown in Table 18-2. Except for Dark Star East, all other pumping rates will be achieved with VFDs that will control the speeds of the pumps. The pumps were standardized to reduce the number of spares and parts required. The high maximum pumping rate at Dark Star East will require a separate dedicated pump that would only be needed during significant storm events.

Table 18-2: Expected Pumping Rates for Contact Water Ponds

Pond	Nominal (gpm)	Maximum (gpm)
Dark Star East Pond	300	1700
Dark Star West Pond	300	900
HLP-W1 Pond	100	400
HLP-W2 Pond	100	400
HLP-W3 Pond	100	400
HLP-W4 Pond	100	400

18.5.2.4	Instrumentation and Controls

The pond pumping system will be controlled using level sensors that will be used to turn on and off the pumps at preset high and low levels.

18.5.2.5	Electrical

Electricity will be supplied by local transformers and consist of power distribution to the pumphouse and pumps.

18.5.3	Beneficial Reuse System

Infrastructure associated with the beneficial reuse system is described in the below section.

18.5.3.1	Pipelines

The following water distribution pipelines will be required to convey water for mining process and facilities:

•	A 14-inch pipeline to convey water from Tank 1 to Tank 2;

•	An 8-inch pipeline from Tank 2 to Tank 3;

•	An 8-inch pipeline to convey water from Tank 2 to the mine facilities; and

•	Ancillary smaller diameter distribution pipelines for the various mine facility uses.

18.5.3.2	Tanks

Three tanks makeup the mine water management for non-potable uses. Each tank has a 350,000-gallon capacity and is made of carbon steel tank.

18.5.3.3	Pumps

One pump will be used to pump water from Tank 2 to Tank 3 at a maximum rate of 200 gpm. A second pump will be used to pump water form Tank 2 to the other mine facilities requiring make-up water.

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18.5.3.4	Instrumentation and Controls

All tanks will include low-level, high-level, and high-high level sensors. These sensors will be used to control pumps and valves downstream of the various tanks feeding each system.

18.5.3.5	Electrical

Electricity will be supplied by local transformers and consist of power distribution to the pumphouse and pumps.

18.6	Heap Leach Pad Facility

The heap leach facility (HLF) consists of a conventional lined leach pad to support a multi-lift, free-draining heap, event pond, pregnant solution pond, access roads, solution distribution piping (barren solution to the heap) and heap drainage solution collection piping (pregnant solution to the ponds and plant). The HLF will be constructed in four phases, with the process ponds, plant, and access roads constructed as part of the initial phase.

ROM ore will be stacked on the heap with trucks in nominal 30 foot thick lifts. Barren solution containing cyanide will be irrigated onto the ore using drip irrigation. Pregnant solution will be collected at the base of the heap by the leach pad liner and drainage collection system, which will route the pregnant solution to the process plant for gold recovery and reagent reconditioning. Once an area has been leached for the target time or metal recovery, the next lift will be placed on top of the already leached ore and the process repeated. This will be continued until the heap is stacked to the design elevation of 6989 ft above mean sea level (AMSL) for a total capacity of 72 million tons.

The leach pad will consist of a graded area to the west of the ADR process plant and northwest of the Dark Star open pit. The leach pad will be constructed in four phases, with each phase large enough to provide ore leaching capacity for 1 to 2 years. For each phase, topsoil will be removed and stockpiled for use in reclamation.

After removal of topsoil, the site will be graded by cutting and filling to achieve targeted slopes, elevations and grades. The HLF liner system is designed to restrict infiltration of flows through the base of the pad by providing a composite liner system consisting of a low-permeability compacted soil layer overlain with a high-density polyethylene (HDPE) geomembrane layer. A system for monitoring seepage within the HLF in areas of concentrated flow will be constructed beneath the primary liner. This system will be located beneath the solution collection headers and will utilize gravel filled trenches with perforated pipes to capture any leaks through the liner layers.

A network of drainage pipes and drainage gravel will be placed on top of the primary HDPE liner to protect the liner and piping from damage, to limit the maximum hydraulic head over the liner system to an average of 12 inches, and to collect the pregnant solution and direct it to ADR facility for processing.

The process ponds will be located near and adjacent to the ADR process plant. A total of two ponds are planned for the HLF. The pregnant solution pond will be double lined with, from top to bottom, 80-mil HDPE primary geomembrane liner, a geonet leak detection layer, and 80-mil geomembrane secondary liner. A leak detection sump will be installed in the low corner of the pregnant pond. The stormwater event pond will be single lined with the primary liner consisting of 80-mil HDPE geomembrane.

Operational solution will be routed via tanks located at the process plant. There will be two tanks for pregnant solution, and one for the barren solution. The second pregnant tank is for maintenance which can also be used for maintenance of the barren tank. The solution tank sizes are included in process plant design report. The pregnant pond is designed to have the storage capacity for 24 hours of drain-down from the leach pad in the event of any issues with processing of operational solutions .The event pond will be sized for storage of the runoff from the 100-year, 24-hour storm event as well as the larger of the associated storm surge or the pond inflow from the wettest month timestep as determined from the high level deterministic water balance model for the leach pad (which would include snowmelt runoff). The ponds will have a dedicated generator and pump back system for moving solutions as needed during a “power outage.”

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18.7	Heap Leach Facility Water Balance Analysis

Heap leaching involves the dissolving of precious metals contained in a low-grade ore using the application and circulation of a weak cyanide solution through the ore. An operational water balance model has been developed for the proposed HLF at the project site. The model provides output to evaluate meteoric (weather) impacts on the facility design and to predict the freshwater demand during operations and subsequent post mining freshwater circulation. The water balance model for a heap leach pad operation is essentially a water budget that tracks all of the water entering and leaving the lined containment system. Sources of water entering the system include pore water delivered with the ore, precipitation falling as rain or snow, and any fresh water (makeup water) added to the system from outside the lined limits of the pad. System losses are a bit more complicated and include three basic categories of loss.

•	Evaporative losses

•	Losses due to surface tension

•	Extraction losses

In the case of an operating heap leach pad, the area under active leach is assumed to be continuously wetted by sprinklers or emitters with a limitless supply of water. Therefore, the full potential depth of evapotranspiration is applied to that area. Outside of the area under active leach, the ore surface is assumed to be dry, except for that fraction of the month’s rainfall events that coated the soil particles or infiltrated into the soil and did not run off. This volume of water is assumed to be available during that month for evapotranspiration. Any portion of the infiltrated water volume that is not lost to evapotranspiration during the same month it falls is assumed to be beyond the reach of evapotranspiration in the following month and is routed into the solution collection system along with the other applied solution. Therefore, during months where evaporation/evapotranspiration greatly exceeds rainfall, rain events add nothing to the water volume stored in the system. However, during months where rainfall greatly exceeds evaporation/ evapotranspiration, a significant volume of water may be added to storage.

Environments like the SRR Project site where snowfall is a substantial part of the precipitation regime create a special case. During much of the year, a snowpack will exist on the surface of the HLF which will significantly hinder evaporative loss but create a new opportunity for “sublimation” loss (which is a phase change where water goes directly from the solid phase to the gas phase without passing through a liquid state).

Losses to surface tension involve changes in the water content of the ore during operations. The ore is not delivered to the heap leach pad in a truly dry condition, but rather contains some relatively small amount of moisture in the pore spaces that is held in place by surface tension. This delivered water content is typically less than the “specific retention” of the ore. The specific retention is a threshold moisture content that marks the position on the soil water characteristic curve where the soil begins refusing to release its water to gravity (i.e., below that moisture content it simply will not readily drain). Therefore, for ore to release the applied solution carrying the dissolved precious metals to the solution collection system, it is necessary to raise the moisture content of the soil to a level above the specific retention. The moisture content of the ore must be increased to a level that allows the water to be passed through the ore at the same rate that it is being applied so that the system is in equilibrium or in balance. Once an area is no longer actively being leached (i.e., no new solution is being applied), then the ore would drain back down to its specific retention moisture content and release the difference back into the solution collection system. The water balance model tracks these changes in moisture content in the ore and accounts for the addition and subtraction of water volume in the system. Once all additions and losses to the volume of water stored in the system have been estimated and accounted for at the end of the month, the model evaluates whether or not there is sufficient water available in storage to maintain the solution application rate for the next month. Heap leach pads are designed as fully lined containment systems that release nothing back into the environment. Solutions that are not stored within the ore itself are routed through the system and stored in the process ponds. However, should extreme events exceed the storage capacity of the system, then the excess must be extracted from the system.

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Precipitation was studied by Stantec and utilized multiple regional sources of data including the site-specific Dark Star climate station. The site-specific data has a record length of only about two (2) years. Available regional meteoric records included data sets as long as 130 years. Details on the development of a representative meteoric record for the project site can be found in a report from Stantec dated April 19, 2019.

Given the location of the site in mountainous terrain at elevations well above 6,000 ft AMSL and the existence of sub-freezing temperatures from late October through April each year, a significant percentage of the precipitation at site occurs as snow. The accumulation of water as the snow water equivalent (SWE) in a growing snowpack over the winter months has an impact on the hydrology of the site by storing water from November through March or early April, then rapidly releasing that stored water over the months of April and May. The water balance model controls the accumulation of SWE in the snowpack as a function of precipitation and temperature using a monthly series of snowpack factors. The monthly snowpack factors were selected to mimic as closely as possible the behavior observed at Snotel sites in the region (the snowpack growing rapidly from November through February, leveling out from March through early April, and declining rapidly from April through May. The snowpack algorithms affect the routing and the timing of the winter precipitation and spring melt, but they have no impact on the net water balance.

Results of the deterministic modeling are as follows. In general, outside makeup water is required from startup through the end of the facility life which is anticipated to be on the order of 9 years of mining and ore stacking, followed by an additional 2 years of leaching with no new ore added to the heap. Modeling disclosed no significant trend toward accumulation of water in the system over time during normal operations.

Upon completion of active leaching operations, solution management will be required until such time as the closure cover is established and clean runoff is diverted off the facility. Once the solution draindown rate falls to a level that can be safely and passively contained in the post-closure Event Pond, active solution management can cease (i.e., no pumping). The current water balance model does not address these post-closure conditions (which will need to be addressed in a separate draindown model at some later time).

Detailed phasing and scheduling of the liner deployment is shown in Table 18-3.

Table 18-3: Summary of Phased Liner Deployment

Phase	Lined Surface Area (ft2)
1	3,556,782
2	3,182,446
3	2,128,147
4	1,114,481

Table 18-4 summarizes results from the deterministic modeling using the typical/average range cycle of the meteoric record. The maximum, average, and minimum values reported in Table 18-4 represent the range of daily values represented over the life of each respective phase.

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Table 18-4: Results Summary from the Simple Deterministic Model – Typical/Average Range Cycle

Parameter	Phase	Max	Average	Min
Water Stored in Process Ponds (gallons)	1	1,303,445	399,815	0
	2	5,092,061	473,598	0
	3	26,807,682	3,419,074	0
	4	14,776,718	2,633,475	0

Outside Makeup Water (gallons/min)	1	785	76	0
	2	947	127	0
	3	1,043	123	0
	4	912	157	0

Percent of Time Makeup Water Demand is Zero	1	---	8.9%	---
	2	---	0%	---
	3	---	0.8%	---
	4	---	30.5%	---

Pond sizing is based on a hydrologic analysis and the results of the simple deterministic water balance mode. The combined capacity of the pregnant solution pond and the stormwater event pond are designed to contain the total of the solution volumes resulting from the following design criteria:

•	The average of the maximum pond volumes for each phase established from the water balance model,

•	The immediate runoff from the 100-year 24-hour storm event over the area of the full HLF and any additional exposed liner over the full lined footprint of the HLF,

•	24 hrs. of draindown at the full barren solution pumping rate, and

•	2 ft of pond freeboard for each pond.

18.8	Seismic Hazard Analysis

The site resides in the Basin and Range physiographic province which consists of a region of crustal extension (spreading) that began approximately 17 million years ago during the Miocene Epoch. The province extends from southern Oregon and Idaho southeastward penetrating well into Mexico. Its westernmost extent is the range front fault(s) of the eastern Sierra Nevada Range and its easternmost extent the range front fault(s) of the Wasatch Range. The southern projection of the province is bounded on the west by the gulf of California and the Baja Peninsula and on the east by the Laramide aged thrust front of the Sierra Madre Occidental Range. The spreading and thinning of the crust in the Nevada portion of the province is dominated by listric normal faulting that bounds the mountain ranges and flattens out with depth, even joining opposing faults at times. This pattern has resulted in what is described as “horst and graben topography” where the horsts are the uplifted areas (mountain ranges) and the grabens are the down-dropped blocks (alluvial valley floors) between ranges.

The identification of representative seismic source zones for a project of this type requires a review of the patterns revealed in a plot of the mapped earthquake epicenter locations classed by magnitude, and a review of the patterns revealed in a plot of the mapped young, potentially active fault locations. We have identified eight (8) seismic source zones which (proceeding from southwest to northeast) are as follows:

1.	Sierra Range-front Zone

2.	Walker Lane Zone

3.	Shoshone Mountains Zone

4.	Southern Nevada Zone

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5.	Nevada Great Basin Zone
6.	Idaho Mountains Zone
7.	Salt Lake Zone
8.	Wasatch Front – Hurricane Fault Zone

The purpose of identifying discrete seismic source zones is to characterize and quantify the nature of the largest earthquake that is likely to occur within the zone. This information can be utilized in either a deterministic seismic hazard analysis (DSHA) or a probabilistic seismic hazard analysis (PSHA). Although different in approach, they probably have more in common than they have differences. Of interest is the largest earthquake that could reasonably be expected to occur within the zone, the mean rate of occurrence or recurrence interval, and the location of the earthquake. Seismic source zones come in two (2) varieties:

1.	An Aerial Seismic Source where earthquakes are uniformly distributed throughout the area and assumed to be equally likely to occur anywhere within the area.
2.	A Linear Seismic Source where earthquakes occur along a narrow linear band (fault) but are again assumed to be equally likely to occur anywhere along the fault line.

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Figure 18-6: Plot of Historic Earthquake Events and Selected Seismic Source Zones within a 500 km Radius

Ground motion response to earthquakes depends not just on the character of the earthquake, but also the character of the subsurface conditions at the site. Of concern is the nature of the soil/rock in the upper 30 m of soil/rock profile. Test pits and drilling at the site indicate that the soil cover is of moderate thickness (typically 6 to 14 m thick) and the underlying rock moderately to highly weathered. Therefore, for the purpose of this investigation, the site was assigned to Site Class D (stiff soil) with an assumed representative shear velocity (Vs30) of 365 m/s (1,200 ft/s) consistent with the recommendations in the ASCE 7-16 design standard.

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The steps involved in a DSHA analysis are as follows:

1.	Using information derived from geologic maps, fault maps, and plots of historic earthquake events, identify discrete seismic source zone polygons.
2.	Extract “clipped” data sets lying within each seismic source zone that represent the nature of the seismicity within the zone.
3.	Estimate the Maximum Considered Earthquake (MCE) associated with each seismic source.
4.	Estimate the closest point of approach to the site of interest for the selected MCE in each seismic source zone.
5.	Estimate site specific ground motions by attenuating motions over the distance between the earthquake epicenter and the site.

A review of the mapped USGS faults revealed a maximum surface rupture length within the Nevada Great Basin Zone on the order of 29 km at a location approximately 42.5 km south of the site. Using the criteria of Wells and Coppersmith (1994), and assuming the maximum surface fault rupture for a single event to be half of the mapped length, the maximum expected event magnitude would be 6.4. The closest location of a mapped active fault is 5.3 km from the site and the fault has a total surface rupture length of 5.55 km. Conservatively assuming this fault rupture to represent a single event, the 5.55 km length corresponds an event magnitude of 5.9. Therefore, for the Nevada Great Basin Zone containing the site, three (3) ground motion attenuation profiles were developed; one for the MCE of magnitude 6.4 at a distance of 42.5 km, one for a magnitude 5.9 event at a distance of 5.3 km, and a magnitude 4.5 event at a distance of 1 km.

Results of analyses for all seismic source zones are summarized in Table 18-5 and Table 18-6. Most building codes (including ASCE 7-16 and IBC 2018) allow for either a site-specific deterministic design approach or a probabilistic approach. For the site specific DSHA procedure the estimated spectral acceleration values at the various natural periods are used to develop a mean spectral acceleration response spectrum and an 84th percentile response spectrum. These accelerations are then used to develop design response spectra for estimating seismic loads used for structural design (which will also vary as a function of occupancy and use) and for geotechnical analysis.

The PSHA analysis can be performed using the same seismic source zones and by replacing the maximum credible earthquake with the probability distribution of earthquake events, the site distance with the probability distribution of site distances and adding a random component to the attenuated spectral acceleration values, then using a Monte Carlo type sampling model to compile a new distribution of spectral accelerations associated with an exceedance probability. However, some developed countries, including the U.S. and Canada, have their own web-based PSHA programs that use regionally based maps of seismic source zones (similar, but not the same as those used in our DSHA analysis), and compute site distances by asking you to enter a specific geographic site location using latitude and longitude.

A deterministic approach to seismic hazard analysis or DSHA and a probabilistic approach or PSHA have produced similar design pseudo-acceleration response spectra with the DSHA results being the larger of the two (see Figure 18-7). Per ASCE 7-16 guidelines, the lesser of the two or the PSHA results for a maximum considered earthquake having a 2% probability of exceedance in 50 yrs. was selected as the Site-Specific Design Response Spectra (see Figure 18-8).

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PSHA vs DSHA Design Response Spectrums - ASCE 7-16
Spectral Response Acceleration (g)
0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
0
2
4
6
8
10
Natural Period (s)
PSHA Design Response Spectrum
PSHA MCEr Response Spectrum
DSHA Design Response Spectrum
DSHA MCEr Response Spectrum

Figure 18-7: Plot of PSHA Results and Comparison with DSHA Results

Geotechnical design procedures often involve estimates of the Peak Ground Acceleration (PGAm) or a reduced/scaled version of the ground acceleration referred to as the pseudostatic acceleration coefficient. The design PGAm value for the site is 0.294 g.

For seismic slope stability analyses in soil and rock, a hierarchy of analysis methods should be implemented with progression to the next method in the hierarchy required only in the event of failure to satisfy the requirements of the previous method. Recommended methods in the order of their application are as follows:

•	Pseudostatic stability analysis using a pseudostatic acceleration coefficient of 0.06 g (to be used only at sites with no liquefaction potential).
•	Seismic displacement analysis using the procedures of Newmark, 1965, Makdisi and Seed, 1978, or Bray and Travasarou, 2007 showing acceptably small displacements.
•	Full dynamic analysis of soil-structure interaction coupled with continuum modeling showing acceptably small displacements.

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Table 18-5: Mean Deterministic Pseudo-Acceleration Response Spectrum by Seismic Source Zone

Table 18-6: 84th Percentile Deterministic Pseudo-Acceleration Response Spectrum by Seismic Source Zone

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Final Seismic Design Criteria Summary

ASCE 7-16 Section 21.2.3: The site-specific MCEr spectral response acceleration at any period shall be taken as the lesser of the spectral response accelerations from the probabilistic ground motions of Section 21.2.1 and the deterministic ground motions of Section 21.2.2.

Site-Specific MCEr - Section 21.2.3 ------> PSHA

PSHA Results:

Parameter	Value	
Ss	0.479	g
S1	0.159	g
Sms	0.679	g
Sm1	0.363	g
Sds	0.452	g
Sd1	0.242	g
Site Class:	D	
Fa	1.417	
Fv	2.282	
PGA	0.212	g
Fpga	1.387	
PGAm	0.294	g
Tl	6.000	s

PSHA MCEr and Design Response Spectrums
ASCE 7-16, Section 11.4
Spectral Response Acceleration (g)
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
0
2
4
6
8
10
Natural Period (s)
PSHA Design Response Spectrum
PSHA MCEr Response Spectrum

Figure 18-8: PSHA Results and Design Response Spectra

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19	Market Studies and Contracts

No market studies were completed and no contracts are in place in support of this Technical Report as gold and silver production can generally be sold to any of a number of financial institutions or refining houses and therefore no market studies are required.

It is assumed that the doré produced at the South Railroad Project will be of a specification comparable with other Nevada gold and silver producers and as such, acceptable to all refineries.

Gold and silver produced by the South Railroad Project would be sold to refineries or other financial institutions and the settlement price would be based on the then-current spot price for gold and silver on public markets. There would be no direct marketing of the metal.

The base case financial model for the South Railroad Project utilizes a gold price of $3,100/oz and a silver price of $36.50/oz. The base case metal prices are informed by the CIBC consensus long term pricing as of December 2025.

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20	Environmental Studies, Permitting and Social or Community Impact

WestLand Engineering and Environmental Services (WestLand), a permit acquisition strategy and government relations consulting firm, provided the following information on environmental considerations, permitting, and social and community impacts.

20.1	Introduction

As environmental consultants to Orla, WestLand has completed the following assessment of environmental studies, permitting, and social or community impacts for Orla’s proposed South Railroad Mine Project (SRMP), which is located in the Pinion Range approximately 20 miles South of Carlin, Nevada. The SRMP has been defined for permitting purposes and is currently approximately 8,548 acres in size. The SRMP is a hard rock precious-metal development project. Orla submitted a Plan of Operations (under 43 Code of Federal Regulations [CFR] 3809) and a Nevada Reclamation Permit (NRP) Application (under Nevada Administrative Code [NAC] 519A) (Plan Application) to the Bureau of Land Management (BLM) Tuscarora Field Office and the Nevada Division of Environmental Protection’s (NDEP’s) Bureau of Mining Regulation and Reclamation (BMRR) on November 6, 2020.

The SRMP is located on public lands administered by the BLM and private lands controlled by Orla and consists of the Mine Operations Area and the Access Road Area. The Mine Operations Area is located in all or portions of Sections 13 through 16, and 20 through 28, Township 30 North, Range 53 East (T30N, R53E), Mount Diablo Base and Meridian (MDB&M) in Elko County, Nevada. The Access Road Area is located in all or portions of Sections 16, 17, 19 through 21, 29, and 30, T32N, R55E, Sections 25 through 27, and 34 through 36, T32N, R54E, Sections 3, 4, 9, 10, 16, 17, 19, 20, and 30, T31N, R54E, Sections 25, 26, and 35, T31N, R53E, and Sections 1, 2, 11, and 12, T30N, R53E, MDB&M in Elko County, Nevada. The Mine Operations Area and the Access Road Area comprise the SRMP Project Area. To access the SRMP from Elko travel southeast on State Highway 227 (Lamoille Highway) for approximately seven miles until the intersection of State Highways 227 and 228. Turn south onto Highway 228 (Jiggs Highway) and travel for approximately 11.3 miles until reaching an intersection with an unnamed road. Turn west northwest for 1.0 mile to Lower South Fork Road. Continue north on Lower South Fork Road for 2.1 miles to County Road 715B (Casway Road – Sherman Avenue- Lucky Nugget Road). Proceed west and north approximately three miles to the SRMP area. The Access Road Area is coincident with BLM Road 1119, CR 720 (Bullion Road), and BLM Road 1053.

In general, the proposed mine operations will consist of two open pit mines and waste rock storage areas, and the processing of the ore will use a heap leaching method. Orla plans the construction, operation, reclamation, and closing of this mining operation. Major components include:

•	Three waste rock disposal facilities (WRDF’s) and associated catchment basins;
•	Ore crushing and conveying system;
•	Lime and cement silos and ore agglomeration facility;
•	Ore stockpiles;
•	Clay stockpile;
•	Growth media stockpiles;
•	On-Site Power Plant and Sub-Station;
•	A limestone quarry area;
•	A lined heap leach facility (HLF) with solution channels, associated process solution tanks, and ponds;
•	Water Supply and Dewatering System;
•	Stormwater diversion ditches and stormwater sediment basins;
•	Water Treatment Plant Processing facilities comprised of chemical storage, filtration, pumps and pipelines;
•	Adsorption Desorption and Recovery (ADR) plant, refinery, and an assay laboratory;

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•	Access and haul roads;
•	Ancillary facilities that include the following: ready line; maintenance area; reagent and fuel storage; storage and laydown yards; explosive magazines; meteorological station; warehouse; truck maintenance shop; truck wash; offices, warehouse, and workshop, change/lunch facilities; administration/security building; and solid and hazardous waste management facilities; and
•	Reclamation and closure, including the development of evapotranspiration (ET) cells.

Orla proposes to mine approximately 73.4 million tons of heap-leach ore and 294.0 million tons of waste rock (total of 367.4million tons). The strip ratio is 4.00 tons of waste for every one ton of ore over the ten-year life of the mine. The ore and waste would be extracted from the open pits using conventional surface mining methods of drilling, blasting, loading, and hauling. Orla would use hydraulic shovels or front-end loaders to load the blasted mineralized material and waste into the haul trucks. The haul trucks would transport the waste rock to the waste rock disposal facility near the open pit and transport the mineralized material to the crushing, conveying and stacking facilities or directly to the heap leach pad as run-of-mine (ROM) ore. The heap leach would use a dilute NaCN solution to liberate the precious metals. A carbon absorption, desorption, and recovery process would be used to precipitate the precious metals. The precipitate would then be refined in a furnace to produce doré bars for shipment off site. The SRMP facilities would disturb approximately 1,769 acres. The existing exploration Plan of Operations (Exploration Plan) is authorized for up to 500 acres of surface disturbance. Currently, approximately 87.2 acres of as-built exploration surface disturbance within the SRMP does not overlap with planned mine facility footprints. Activities under the Exploration Plan will continue within and outside the SRMP boundary and will only include surface disturbance and activities located outside of the bonded facility footprints of the SRMP. The exploration activities would be based on work plans submitted to the BLM for review and concurrence that the activities are consistent with the Exploration Plan.

The review and approval process for the Plan Application by the BLM constitutes a federal action under the National Environmental Policy Act (NEPA) and BLM regulations. Thus, for the BLM to process the Plan Application the BLM is required to comply with the NEPA and has determined that an environmental impact statement (EIS) will be required to comply with NEPA.

Prior to writing the EIS NEPA document, the NEPA contractor Nexus Environmental Consulting (Nexus) prepared Resource Reports for each environmental resource, which will evaluate the potential effect of the SRMP on each environmental resource. Each Resource Report is then reviewed and approved by the BLM. The NEPA contractor then uses the Resource Reports to complete the NEPA document.

The following sections provide additional detailed information on the principal permits necessary to develop each phase of the SRMP including the NEPA process, as well as the status relative to each permit process.

20.2	Environmental Baseline Studies

GSV (now Orla) has been conducting environmental baseline studies over the past several years as part of their ongoing permitting efforts prior to and subsequent to the submittal of the Plan Application to the BLM and BMRR, as a single document to both agencies. The SRMP Project Area has been surveyed for surface water resources, including Waters of the United States (WOTUS), biological resources, and cultural resources. In 2018, GSV commenced material characterization testing of the mineralized material and waste rock to determine the metal leaching and acid generation potential. In addition, an evaluation of the groundwater resources was commenced to determine groundwater supply potential, as well as the potential impacts from groundwater pumping and pit lake development. Between January 2019 and December 2021 GSV has had numerous meetings with the BLM and the EIS Contractor to determine what additional baseline data collection is needed for the permitting process and NEPA. In the spring of 2022, GSV collected additional baseline environmental data including biology and cultural resources along the Access Road Area and hydrology and biological data from Dixie Creek.

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Within and adjacent to the SRMP Project Area there are Greater Sage Grouse, Golden Eagles, and Lahontan Cutthroat Trout (LCT). These species will have an effect on how the SRMP is permitted and what mitigation is required or proposed.

20.3	Bureau of Land Management Plan of Operations / Nevada Bureau of Mining Regulation and Reclamation, Nevada Reclamation Permit

The BLM and the BMRR have implemented a process for the Plan Application that commences prior to the submittal and continues through the review and approval process for the Record of Decision (ROD). GSV submitted a Plan Application for the SRMP in November 2020 and BLM acceptance of this Plan Application occurred in December of 2020. Revisions to the Plan Application were submitted in May 2022, February 2025, and June 2025. A NEPA contractor (SWCA) was selected in August 2021 to assist the BLM in preparation of an EIS and initiated work in September 2021. SWCA was replaced with a new NEPA contractor (Nexus) in December 2024.

20.3.1	Bureau of Land Management Pre-Application Planning

As part of the pre-Plan Application planning process with the BLM, initial meetings were held between the proponent and the BLM to discuss the anticipated scope of the mining operation and review the likely environmental resource baseline data needs required for the processing of the Plan Application by the BLM.

The process for collecting baseline data generally includes the development of baseline data collection work plans, which are submitted to the BLM for review and approval prior to initiating the baseline data collection. Following approval, field surveys are carried out to collect relevant baseline data. Depending on the environmental resource to be evaluated, desktop studies may be utilized in lieu of field surveys. Findings of the field surveys are then summarized in a Technical Report that documents the data collected. This Technical Report is then submitted to the BLM for review and approval. In some cases, the baseline data collection process will also involve the State of Nevada, depending on the resource being assessed, particularly for geochemical and hydrological surveys. Baseline data for the SRMP is being collected and several of the reports have been reviewed by the BLM. The required environmental baseline data includes the following: mineralized material and waste rock geochemical characterization; hydrogeological characterization; a pit lake evaluation; an assessment of ecological risk; air quality modeling; and cultural and biological resources.

Cultural resource and biology surveys have been completed over the SRMP. Supplemental work to assess conditions in Dixie Creek and along the proposed access route was completed during the first half of 2022. Sample collection and analysis for the characterization of the mineralized material and waste has been completed. The material characterization report was completed in the first half of 2020, and was revised in May 2022, and January 2025. The hydrogeologic evaluation commenced in the third quarter of 2018 and the report was completed in the first quarter of 2025.

20.3.2	Plan of Operations Processing

A Plan Application is required to be submitted to the BLM and the BMRR for any surface disturbance in excess of five acres. The single application utilizes the format of the Plan Application document accepted by the BLM and the BMRR. The Plan Application describes the operational procedures for the construction, operation, and closure of the SRMP. As required by the BLM and BMRR, the Plan Application includes a waste rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan, and an interim management plan. In addition, a reclamation report with a Reclamation Cost Estimate (RCE) for the closure of the SRMP is required. The content of the Plan Application is based on the mine plan design and the data gathered as part of the environmental baseline studies. The Plan Application includes all mine and processing design information and mining methods. The BLM determines the completeness of the Plan Application and, when the completeness letter is submitted to the proponent, the NEPA process begins. The RCE is reviewed by both federal and state agencies and the bond is determined prior to the BLM issuing a decision record and BMRR issuing the Reclamation Permit on the Plan Application.

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The Plan Application was submitted in November 2020 after the SRMP operational information was completed and essentially all the baseline surveys were completed. Key baseline reports for the SRMP were included in the submittal to the BLM and BMRR. GSV submitted a revision to the Plan Application in May 2022, which was revised to reflect the SRMP access from the north and an increase in the overall size of the SRMP Project Area. Orla revised the Plan Application again in February 2025 and June 2025 with updated SRMP boundary and appendices.

The BLM will need to complete their review of the baseline reports in the Plan Application and approve the final version of the reports prior to publication in the Federal Register and completing the NEPA process.

Since LCT and their habitat occur in the vicinity of the SRMP and LCT is a listed species under the Endangered Species Act (ESA), the BLM needs to consult with the United States Fish and Wildlife Service (USFWS) under Section 7 of the ESA. This required the BLM to complete a Biological Assessment (BA), which evaluates the potential effects of the SRMP on the species including mitigation measures to address the potential effects. The USFWS then uses the BA to complete a Biological Opinion (BO), which documents their determination of the SRMP’s effects on the species. This process must be completed prior to the BLM making a decision on the Plan Application.

20.4	United States Army Corps of Engineers Section 404 Permit

Orla has delineated, and the United States Army Corps of Engineers (USACE) has determined that there are WOTUS, including wetlands, within the SRMP Project Area. Based on the current design of the SRMP, the SRMP will likely have impacts to WOTUS, which will require an individual permit under Section 404 of the Clean Water Act. As part of their Section 404 permit application review process, the USACE looks at an avoid, minimize, mitigate process as part of their assessment. Orla is unable to avoid all the WOTUS in the SRMP design; however, Orla has designed the SRMP to avoid as much of the WOTUS as is reasonably possible. Orla will need to then mitigate for the WOTUS that is affected by the SRMP design.

20.5	National Environmental Policy Act

The NEPA process is triggered by a federal action. In this case, the issuance of a completeness letter for the Plan Application and the submittal of the Section 404 permit application triggers the federal action. The BLM has determined that an EIS is required for the SRMP. In addition, the BLM will be the lead federal agency for the completion of the NEPA process and the USACE is a cooperating agency under NEPA.

The EIS process is conducted in accordance with NEPA regulations (40 CFR 1500 et. seq.), BLM, as lead federal agency, guidelines for implementing the NEPA in BLM Handbook H-1790-1 (updated January 2008), and BLM Washington Office Bulletin 94-310. The intent of the EIS is to assess the direct, indirect, residual, and cumulative effects of the SRMP and to determine the significance of those effects. Scoping is conducted by the BLM and includes a determination of the environmental resources to be analyzed in the EIS, as well as the degree of analysis for each environmental resource, including the results of the Section 7 analysis under the ESA. The scope of the cumulative analysis is also addressed during the scoping process. Following scoping and baseline information collection, the Draft EIS is prepared for the BLM by a third-party contractor. When the BLM determines the Draft EIS is complete, it would be submitted to the public for review. Comments received from the public would be incorporated into a Final EIS, which would in turn be reviewed by the BLM and the public prior to a ROD. Under an EIS there can be significant impacts. The preparation of an EIS is a lengthier and more expensive process than an EA. The SRMP proponent pays for the third-party contractor to prepare the EIS and also pays recovery costs to the BLM for any work on the SRMP by BLM specialists. As of the date of this report, an EIS contractor completed public scoping and is preparing the final draft of the EIS.

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20.6	State of Nevada Permits

There are several environmental permits issued by the NDEP that are necessary to develop the SRMP and which Orla needs to permit the SRMP. The NDEP issues permits that address water, air pollution, and land reclamation. The Nevada Division of Water Resources (NDWR) issues water rights for the use and management of water.

20.6.1	Water Pollution Control Permit

A water pollution control permit (WPCP) from the BMRR is needed to construct, operate, and close a mining facility in the State of Nevada. The contents of the application are prescribed in the NAC Section 445A.394 through 445A.399. A WPCP application for the SRMP will be prepared based on the following:

•	Open pit mining, with an anticipated post-mining pit lake formation;
•	Storage of non-acid and acid generating waste rock;
•	Exploration;
•	Dewatering and water management;
•	Heap leach and process plant management; and
•	Ancillary facilities that include storm water diversions, and sediment control basin.

WPCP applications will include an engineering design for waste rock storage areas and heap leach/processing facilities, waste rock characterization reports, hydrogeological summary reports, engineering design for process components including methods for the control of storm water runoff, and containment reports detailing specifications for containment of process fluids. Applications will also contain the appropriate WPCP plans, including a process fluid management plan, a monitoring plan, an emergency response plan, a temporary closure plan, and a tentative plan for permanent closure of the mine.

20.6.2	National Pollution Discharge Eliminate System Permit

A National Pollution Discharge Eliminate System (NPDES) Permit from the NDEP, Bureau of Water Pollution Control (BWPC) is needed to construct and operate the excess water discharge to the tributary of Dixie Creek. Under NRS 445A.450, the NDEP is authorized to implement the Federal NPDES program, and the contents of the application are prescribed in the 40 CFR 122.21. A NPDES permit application for the SRMP will be prepared and will be based on the following:

•	Applicant information;
•	Description of operations;
•	Outfall location;
•	Discharge date;
•	Type of waste;
•	Effluent characteristics;
•	Flow; and
•	Description of the treatment system.

20.6.3	Air Quality Operating Permits

GSV/Orla was issued air quality operating permits from the Nevada Bureau of Air Pollution Control (BAPC). A Class I permit and Mercury Operating Permit to Construct were issued in December 2023 for the thermal processes with the potential to generate mercury emissions. A Class II permit, where the potential to emit of any criteria pollutant is less than 100 tons per year, was issued in October 2023.

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20.6.4	Water Rights

Orla is in the process of obtaining water rights from the NDWR. Water and water rights will have to come from the Dixie Creek - Ten Mile Creek designated hydrologic basins. This basin is currently over appropriated relative to the Nevada State Engineer’s perennial yield for the basin. As a result, obtaining new water rights for mining-related consumptive uses is possible; however, multiple protests from existing water right holders should be expected. Obtaining non-consumptive water rights for de-watering activities that return the water to the basin will be more readily obtainable than consumptive water rights in the basin. Orla anticipates the need to purchase or lease existing rights to meet their water demands for the SRMP.

20.7	Elko County Special Use Permit

Orla will need a Special Use Permit issued by Elko County. This permit will need to include a road maintenance agreement for any county road to be used to access the SRMP.

20.8	Other Minor or Ministerial Permits

In addition to the principal environmental permits outlined above, Table 20-1 lists other notifications or ministerial permits that may likely be necessary to operate the SRMP.

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Table 20-1: Ministerial Permits, Plans, and Notifications

Notification/Permit	Agency	Timeframes
Above Ground Storage Tank Permit	Nevada Bureau of Corrective Actions	Up to six months to get registered; however, this is not required. The cost is $100 per tank per year and a requirement to perform monthly visual inspections
Agreement for Road Maintenance	Elko County	Up to six months to negotiate the agreement with the county roads department and the county commission.
Building Permit(s)	Elko County	Four Weeks
Explosives Permit	Bureau of Alcohol, Tobacco, Firearms, and Explosives	N/A
Explosives User's License (User's Clearance)	Bureau of Alcohol, Tobacco, Firearms, and Explosives	N/A
Fire and Life Safety	Nevada State Fire Marshal	One week once the outlined materials are completed by Orla. Submit prior to construction and operation.
Hazardous Materials Permit	Nevada State Fire Marshal	One week once materials list is completed by Orla. Submit 30 days from the start of operations and annually thereafter by March 1st.
Hwy 278 Turn out Permit	NDOT (Right of way division)	TBD
Industrial Artificial Pond Permit	Nevada Department of Wildlife	Four weeks
Leach Pad Commencement	Nevada Bureau of Mining Regulation and Reclamation	One week
Leach Pad As-Built Report	Nevada Bureau of Mining Regulation and Reclamation	Four weeks
Process Plant As-Built Report	Nevada Bureau of Mining Regulation and Reclamation	Four weeks
MSHA Mine ID Number	MSHA	One week.
Mine Opening Notification	Nevada division of Minerals	One week.
Mine Registry	Nevada Division of Minerals	One week.
Notification of Commencement of Operations	Mine Safety & Health Administration	One week
Production/Dewatering Wells - Proof of Completion	Nevada Division of Water Resources	One week
Radio License	FCC	One week
RCRA Waste Mgt. ID - Mine	Nevada Bureau of Sustainable Materials Management/U.S. Environmental Protection Agency	Two weeks
Well Drilling Permit (Notice of Intent to Drill)	Nevada Division of Water Resources	One week
Potable Water System	Nevada Bureau of Safe Drinking Water	Eight months
Septic System	Nevada Bureau of Water Pollution Control	Six months to prepare the application (including the mercury control system) and process to obtain the permit.

20.9	Environmental Study Results and Known Issues

As previously outlined, the SRMP is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. GSV (now Orla) has been conducting baseline data collection for several years for environmental studies required to support the Plan Application and permitting process. The waste and mineralized material characterization and the hydrogeologic evaluation are currently in their latter stages of development. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities.

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The pit lake in Dark Star North is predicted to be circumneutral with arsenic, and possibly antimony, concentrations that exceed NDEP Profile I reference values without the implementation of environmental protection measures. This is primarily attributable to naturally elevated arsenic concentrations in inflowing groundwater and evapoconcentration within the pit lake. Long-term evapoconcentration may also lead to antimony concentrations exceeding the NDEP Profile I reference values without the implementation of environmental protection measures. The geochemical modeling indicate that the Dark Star North pit lake does not exceed NDEP Profile III reference values. The backfilling of the Dark Star Main open pit with waste rock from the Pinion pits results in circumneutral pore water and no significant change to water quality predictions for the pit lake in Dark Star North.

Regional groundwater modeling indicates that the Dark Star North pit lake will be a flow through system (estimated at 17 gpm). Outflow from Dark Star North will flow north within the Dixie Creek basin. Under pre mining conditions, naturally occurring arsenic and antimony concentrations are highest in proximity to the ore body mineralization where concentrations in the groundwater are in equilibrium with the arsenic and antimony-bearing minerals of the deposit. Arsenic and antimony concentration in groundwater decrease hydraulically downgradient of the deposit. This decrease in constituent concentrations along the groundwater flow path is evidence of natural attenuation within the local bedrock. This attenuation process would also occur with the outflow of the pit lake water.

If future monitoring during operations indicates that arsenic concentrations increase to a level where they could result in water chemistry exceeding background concentrations downgradient of the Dark Star North pit lake, arsenic concentrations could be reduced through the addition of iron to the pit lake as an environmental protection measure. The additional iron in the form of ferric chloride would result in precipitate of ferrihydrite, which consumes some alkalinity in the process. Dissolved arsenic, antimony, and other metals/metalloids would adsorb to the precipitated ferrihydrite, similar to what occurs in non-dosed pit lakes, but at a greater rate. The addition of ferric chloride would serve to increase the availability of ferrihydrite for sorption.

Geochemical modeling in PHREEQC indicates that ferric chloride could be added periodically to reduce the arsenic concentrations in the Dark Star North pit lake. If arsenic concentrations were to be reduced to or below 0.01 mg/L, the NDEP Profile I reference value, ferric chloride would need to be added at a rate of approximately 16 mg/L and at periodic intervals from one to 45 years. Shorter periods between dosing intervals would be necessary in the initial stage when the pit lake is filling, while longer periods between dosing intervals would be possible as the pit lake approaches steady state conditions. Alkalinity in the pit lake is sufficiently high to buffer the acid that is generated by ferrihydrite precipitation. Therefore, pH values are not adversely affected by the addition of ferric chloride.

Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive. There are golden eagle, LCT, monarch butterfly and Greater sage-grouse in the SRMP and the vicinity, which will need to be addressed in the permitting of the SRMP. Consultation through Section 7 will be required for LCT and the monarch butterfly. Orla is working with the BLM on the management of these species.

Another known issue associated with this SRMP, and in general all projects that require permitting with the federal government, is the length of time required to obtain federal permits. The first SRMP permit application was submitted to the BLM in November 2020, revised in May 2022, February 2025, and June 2025. The Notice of Intent was published in the Federal Register on August 13, 2025, and the NEPA process will commenced with the preparation of an EIS. According to Instructional Memorandum No. NV-2024-019, the EIS process should take approximately one year. The ROD is scheduled for completion on August 7, 2026.

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20.10	Waste Disposal and Monitoring

Waste rock characterization has been conducted and the results indicate that a portion of the waste rock and mineralized material are likely to be reactive, acid generating, and would leach metals. As a result, a detailed waste rock management plan and waste rock management strategy has been completed and is appended to the Plan of Operations.

20.11	Social and Community Issues

Social and community impacts have been and are being considered and evaluated for the Plan Amendment and Plan Application performed for the SRMP in accordance with the NEPA and other federal laws. Potentially affected Native American bands and tribes, tribal organizations, and/or individuals are engaged by Orla and formally consulted by the BLM during the preparation of all plan amendments to advise on the proposed projects that may have an effect on cultural sites, cultural resources, and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities, and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the SRMP’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

20.12	Mine Closure

A Tentative Plan for Permanent Closure (TPPC) for the SRMP has been prepared and will be submitted to the BMRR with the WPCP application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach growth media, and then revegetating. Any residual heap leach drainage will be managed with evaporation cells.

The bond calculations for the SRMP are in progress and will be refined in coordination with the BLM and BMRR.

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21	Capital and Operating Costs

Capital and operating costs were estimated for this Feasibility Study Update by Qualified Persons from each of RESPEC (mine development), M3 (process plant, site development, power generation, and ancillaries), Stantec (site-wide water management systems), NewFields (heap leach and waste rock disposal facilities), and Linkan Engineering (water treatment plant and potable water systems). Table 21-1 shows the estimated capital costs for the project. This includes $394.7 million in Pre-Production and $209.1 million for sustaining capital. Total capital costs are estimated at $603.9 million.

Table 21-1: Capital Cost Summary

Category	Units	Initial	Sustaining	Total
Site General (Earthworks)	K USD	$10,508	-	$10,508
Site Water Management (Stantec)	K USD	$28,002	$12,425	$40,427
Crushing & Heap Leach Ore Placement	K USD	$47,126	-	$47,126
Heap Leach Facility (NewFields)	K USD	$20,665	$24,592	$45,257
Waste Rock Disposal Facilities (NewFields)	K USD	$6,394	$13,329	$19,723
Process Plant (ADR, Refinery, Reagents)	K USD	$37,656	-	$37,656
Water Systems (Process Plant)	K USD	$17,664	$1,260	$18,924
Water Treatment Plant & Potable (Linkan)	K USD	$16,754	-	$16,754
Power Generation & Distribution	K USD	$16,399	-	$16,399
ADR Bldg. & Ancil. (Warehouse, Maint., Admin, Fuel)	K USD	$24,325	-	$24,325
Freight (Process Plant)	K USD	$8,423	-	$8,423
Sub-Total Direct Cost (Process Plant & Support)	K USD	$233,918	$51,606	$285,524
Construction Support (inc. Mobilization)	K USD	$10,942	-	$10,942
Engineering, Procurement, & Const. Mgmt.	K USD	$12,847	-	$12,847
Vendor Support	K USD	$1,406	-	$1,406
Spare Parts (Capital, Commissioning)	K USD	$281	-	$281
Generator Financing Capital Deferral	K USD	-	$10,990	$10,990
Indirect Costs (Support Facilities Scope)	K USD	$16,647	$13,118	$29,765
Contingency (Process Plant)	K USD	$31,634	-	$31,634
Contingency (Support Facilities Scope)	K USD	$9,885	$7,173	$17,058
Owner's Cost	K USD	$10,837	-	$10,837
Taxes (County) (Process Plant)	K USD	$6,579	-	$6,579
Sub-Total Indirect Cost (Process Plant & Support)	K USD	$101,057	$31,281	$132,338
Mine Capital Equipment	K USD	$22,614	$119,367	$141,981
Preproduction Costs	K USD	$31,719	-	$31,719
Contingency (Mine Capital Equipment)	K USD	$5,433	-	$5,433
Sub-Total Mine Capital	K USD	$59,766	$119,367	$179,133
Sub-Total Working Capital	K USD	-	$6,861	$6,861
TOTAL CAPITAL COST	K USD	$394,741	$209,114	$603,855

Table 21-2 shows the estimated operating costs for the LOM project. Operating costs were estimated at $1.2 billion for the LOM. This is $16.36 per ton processed or $1,120 per ounce of gold produced.

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Table 21-2: Operating Cost Summary

		Production Cost
Category	K USD	$ / ton	$ / Au oz	$ / Au oz*
Mining Costs	$816,007	$11.11	$760.98	-
Process Plant	$302,204	$4.12	$281.83	-
G&A	$80,678	$1.10	$75.24	-
Refining	$2,308	$0.03	$2.15	-
TOTAL OPERATING COST	$1,201,197	$ 16.36	$1,120.20	$1,116.32

* Including Silver Credit as a Reduction to Total Operating

21.1	Mining Capital

Mining capital estimates for this Feasibility Study Update assume owner operations of mining equipment and were based on the equipment and facilities required to achieve the production schedule shown in Table 16-4. Capital costs were estimated based on vendor quotations, estimation guides, and benchmarks of recent costs for similar projects. To reduce up front capital, mining capital includes assumptions for leased-to-own equipment for primary mining equipment. These leasing budgetary quotations were provided by vendors and include 7.6% rate on equipment capital for 36-month terms, with a $1 end-of-lease purchase payment. Blast-hole production drills lease options include an annual effective interest rate of 7.4%, with 0% down, and no end-of-lease payment.

Down payments and principal portions of monthly payments have been applied to capital while monthly interest payments are applied to operating costs.

The remaining capital equipment is assumed to be purchased using 15% down payment at the time of placement of order and the remainder 85% payment at the time of delivery was used.

Leased-to-own equipment includes production drills, large loader, hydraulic shovels, haul trucks, dozers, graders, water trucks. Equipment that is owned without leasing includes the tow haul lowboy attachment, backhoe, crane, pit pumps, impact hammer, flatbed, skid loader, lube and fuel trucks, mechanics trucks, and tire trucks. In addition, pioneering drills are assumed to be rented. This is further discussed in the mine operating costs section (Section 21.3).

The mining capital estimate is summarized by year in Table 21-3. Note that numbers within the tables in this section are rounded, which may lead to minor summation differences.

Table 21-3: Mining Capital Cost by Year

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Total Mining Capital
Primary Equipment	KUSD	$ -	$7,192	$21,985	$25,624	$18,939	$8,247	$7,178	$7,336	$799	$ -	$ -	$ -	$97,300
Support Equipment	KUSD	$122	$9,832	$8,825	$11,204	$6,758	$2,138	$ -	$ -	$ -	$ -	$ -	$ -	$38,879
Blasting Equipment	KUSD	$ -	$117	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$117
Mine Maintenance Equip.	KUSD	$ -	$2,087	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$2,087
Other Mine Capital	KUSD	$419	$2,845	$96	$230	$3	$5	$ -	$ -	$ -	$ -	$ -	$ -	$3,597
Mine Preproduction	KUSD	$755	$34,261	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$35,016
Mining Equip. Salvage	KUSD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$(16,419)	$(16,419)
Total Mine Capital	KUSD	$1,296	$56,334	$30,906	$37,058	$25,700	$10,390	$7,178	$7,336	$799	$ -	$ -	$(16,419)	$160,578

21.1.1	Primary Equipment

Primary equipment purchases refer to the purchase of drills, loading equipment, and haul trucks. The total LOM primary equipment cost estimate is $97.3 million, which includes:

•	$10.76 million for production drills;

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•	$7.59 million for a large loader;
•	$13.99 million for hydraulic shovels; and
•	$64.96 million for 200-ton capacity haul trucks.

21.1.2	Support Equipment

Support equipment includes the equipment required to support the mining operations. This includes dozers to manage dumping locations and cleanup of benches for drilling and loading equipment. This also includes road maintenance equipment such as water trucks and graders. The total estimated capital for support equipment is $35.6 million and includes:

•	$17.59 million for dozers, and two rubber tire dozers (RTD);
•	$4.55 million for motor graders;
•	$7.22 million for water trucks;
•	$3.99 million for truck and lowboy;
•	$1.85 million for 6 yd excavator;
•	$0.97 million for in-pit pumps to control runoff water;
•	$1.45 million for a 132-ton capacity crane (to be shared between mining and process); and
•	$0.23 million for two flatbed trucks used for moving maintenance items within the mine.

21.1.3	Blasting Equipment

Blasting equipment includes a skid loader to be used for stemming holes. The cost estimate for the skid loader is $117,000. All other equipment is expected to be supplied by the blasting contractor.

21.1.4	Mine Maintenance Capital

Mine maintenance capital includes one large lubrication truck at $696,000, two mechanics’ trucks totaling $790,000, and a tire truck at $601,000.

21.1.5	Other Capital

Other capital includes an assortment of equipment and facilities totaling $3.59 million. This includes:

•	$94,000 for light plants;
•	$163,000 for ANFO storage bins;
•	$16,000 for powder magazines to store boosters;
•	$10,000 for a cap magazine;
•	$75,000 for explosives storage site prep;
•	$72,000 for mobile radios in equipment and assorted handheld radios;
•	$750,000 for general shop equipment including hoists and other tooling;
•	$105,000 for engineering computers, plotters, and other office equipment;
•	$400,000 for geotechnical equipment;
•	$20,000 for dust suppression storage bladders;
•	$150,000 for surveying equipment and GPS base stations;
•	$225,000 in access roads to each deposit and site preparation;
•	94,000 for impact hammer;
•	$150,000 for ambulance and firefighting equipment; and

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•	$1.27 million for critical spares.

Note that the access roads to each deposit and site preparations are estimated for each deposit, with $150,000 applied to the development of Dark Star and $75,000 applied to the preparation of Pinion. These amounts do not include the costs for the main access road.

21.1.6	Mine Pre-Production

Mine pre-production is considered as the cost of all mining prior to the start of gold production from the ROM leach pad. For this Feasibility Study Update, this will be a 7-month period from the start of mining operations. The total mining costs during pre-production are estimated at $35 million. Ore mined during pre-production accounts for approximately 9% of the material mined during pre-production. The operating cost of the mining of ore during pre-production is included as part of the working capital.

21.1.7	Mine Equipment Salvage

Mine equipment salvage has been estimated and applied at the end of the equipment useful life. The estimate assumes that the equipment value would depreciate immediately by 10% once placed into service. An assumed life-of-equipment hours were also assumed based on experience in operations and estimates from the equipment vendor’s quotes. The life of equipment was compared to the equipment hours used by fleet or unit and the percent remaining was calculated. The percent remaining was then multiplied by the value of the equipment after the initial depreciation. Where the percent of remaining life was less than zero, no salvage was considered.

Table 21-4 shows the value estimate used for salvage. All dollar figures on this table are in $1,000. The last column in Table 21-4 shows the year when the salvage is applied. Total salvage value credited at the end of the mine life is $16.4 million.

Table 21-4: Salvage Value Estimate (Dollars in k USD)

	Units	Hrs Used	Life HRs	% Remain	Cost	Initial Depreciation	After Initial Depreciation	Salvage	Capex Consumed	Year for Salvage
Primary Equipment
Cat 995-12A 38-yrd Loader	1	20,438	52,000	61%	$7,087	$709	$6,378	$3,871	$3,215	142
Haul Truck Fleet #3	5	37,586	52,000	28%	$32,657	$3,266	$29,392	$8,147	$24,510	142
Support Equipment
Water Truck – 20,000 Gallon #1	2	48,608	52,000	7%	$4,497	$450	$4,048	$264	$4,233	142
Water Truck – 20,000 Gallon #2	1	43,216	52,000	17%	$2,249	$225	$2,024	$342	$1,907	142
600 HP Dozer (D10) #2	1	44,116	48,000	8%	$2,035	$203	$1,831	$148	$1,886	141
850 HP Dozer (D11) #2	1	47,057	48,000	2%	$3,178	$318	$2,861	$56	$3,122	142
Truck and Lowboy	1	11,120	52,000	79%	$3,725	$372	$3,352	$2,636	$1,089	142
4.7 - 7.3 cu yd backhoe	1	18,533	48,000	61%	$1,728	$173	$1,555	$954	$773	142

21.2	Process Capital

21.2.1	Process Capital Cost Summary

The process plant costs are comprised of costs for the process facilities, as well as costs for site-wide water management systems, heap leach pad and ponds construction, waste rock storage facilities, infrastructure development, power generation and distribution, and ancillaries. The direct costs are developed from labor, materials, plant equipment, sub-contracts, and construction equipment. Freight is included for plant equipment and materials as a direct cost. Indirect costs are applied to the direct costs to account for items such as: construction support, engineering, procurement, and construction management (EPCM); vendor support during specialty construction and commissioning; spare parts; contingency; owner’s costs; and taxes. Together, the direct and indirect costs form the capital costs.

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The direct process plant cost for this FSU has multiple contributors. Stantec developed the direct costs for the site-wide water management systems. NewFields developed the costs for the heap leach facility and the waste rock storage facilities. Qualified Persons from M3 developed the costs for site layout, the process plant, power generation, and distribution, and several ancillaries. The process plant includes the two-stage crushing circuit, adsorption, desorption, and regeneration plant, as well as the refinery and reagents. The ancillaries include components such as laboratory, warehouse, and maintenance, including the truck shop, administration building, and the fuel station.

Indirect costs were then calculated following industry-accepted methodologies. Regarding contingency, a workshop was facilitated by a third party to calculate suitable percentages of contingency based on a probabilistic method. The 90th percentile basis was selected as the overall project basis, which was equivalent to 13.5% of the total contracted and owner’s cost. Total contracted costs include all process plant direct costs, plus construction support costs, EPCM costs, vendor support costs, and spare parts costs. First fills were calculated by Qualified Persons from M3. Owner’s Costs were defined by Qualified Persons from Orla. Elko County Sales taxes are included at 7.10% of plant equipment and material costs.

Process plant capital costs were independently developed, and all capital cost estimates are based on the purchase of new equipment. The total evaluated project cost is projected to be in the accuracy range of -10% to +15%.

Table 21-5: Initial Capital Process Plant Cost Summary

Category (all costs are in USD 1,000)	Labor	Plant Equip.	Material	Sub- Contract	Const. Equip.	Total
Site General (Earthworks)	4,220	2,241	550	473	3,025	10,508
Site Water Management (Stantec)	-	-	-	28,002	-	28,002
Waste Rock Disposal Facilities (NewFields)	-	-	-	6,394	-	6,394
Crushing Circuit & Ore Placement	17,984	17,410	7,631	1,019	3,083	47,126
Heap Leach Facility (NewFields)	-	-	-	20,665	-	20,665
Process Plant (ADR, Refinery, Reagents)	14,364	13,180	7,450	957	1,706	37,656
Water Systems (Process Plant)	7,463	3,667	5,194	233	1,108	17,664
Water Treatment Plant & Potable (Linkan)	-	-	-	16,754	-	16,754
Power Generation & Distribution	2,850	10,582	1,874	823	270	16,399
ADR Bldg. & Ancillaries	8,415	4,041	10,414	303	1,153	24,325
Freight (Process Plant)		5,112	3,311			8,423
Sub-Total Direct Cost (Process Plant)	55,295	56,233	36,423	75,623	10,344	233,917
Construction Support (inc. Mobilization)						10,942
Engineering, Procurement, & Const. Mgmt.						12,847
Vendor Support						1,406
Spare Parts (Capital, Commissioning)						281
Indirect Costs (Support Facilities Scope)						16,647
Contingency (Process Plant)						31,634
Contingency (Support Facilities Scope)						9,885
Owner's Cost						10,837
Taxes (County) (Process Plant)						6,579
Sub-Total Indirect Cost (Process Plant)						101,057
TOTAL CAPITAL COST (Process Plant)						334,975

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Form 43-101F1 Technical Report

21.2.2	Freight

Estimates for equipment and material freight costs are based on bulk freight loads and have been estimated at 10% of the equipment and material cost.

21.2.3	Construction Support

Mobilization is included as an indirect cost at 5% of total direct field costs for process plant direct costs.

Temporary construction facilities are included at 1.5% of the total direct field cost (TDFC). Temporary construction power is included at 0.25% of TDFC.

21.2.4	EPCM

Engineering, Procurement, and Construction Management is included per a contract with Orla and M3 Engineering executed in Q1-2025.

21.2.5	Vendor Support

Vendor supervision of specialty construction is included at 1.5% of plant equipment supply costs. Vendor pre-commissioning is included at 0.5% of plant equipment supply costs. Vendor commissioning is included at 0.5% of plant equipment supply costs.

21.2.6	Spare Parts

Capital spare parts are included at 5% of plant equipment supply costs; these costs are included as part of the working capital. Commissioning spare parts are included at 0.5% of plant equipment supply costs. Two-year operating spare parts are excluded.

21.2.7	Generator Financing

Several LNG generators are envisioned for the project. Additionally, three diesel-fired generators are required during construction for temporary operation of the dewatering wells and the water treatment plant during the pre-production period. Financing of all the generators is included in the estimate. This includes terms of 25% downpayment and 8% annual effective interest rate, based on a six-year term. The down payment and principal portions of quarterly payments have been applied to capital, while quarterly interest payments are applied to operating costs. For the pre-production period, both principal and interest payments prior to construction are included with the initial capital.

21.3	Owner’s Costs

Owner’s costs were developed by Orla. The Owner’s Costs include items such as salaries and wages for the project personnel, housing, and accommodations for the owner’s team during project development, transportation for the owner’s team during project development, owner’s team vehicles, office services, and travel during project development.

21.4	Mine Operating Cost

Mine operating costs were estimated using first principles. This was done using estimated hourly costs of equipment and personnel against the anticipated hours of work for each. The equipment hourly costs were estimated for fuel, oil, and lubrication, tires, undercarriage, repair and maintenance costs, and special wear items.

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The largest consumables in the mine operating costs are tires, fuel, and explosives. Tire costs vary by equipment and are assumed to be $ per operating hours for different equipment using the estimation guide. Fuel costs were assumed to be $3.25 per gallon. ANFO and emulsion blend is assumed to be $578 per ton, which includes transportation costs.

Personnel costs include supervision, operating labor, and maintenance labor. The mine operating costs are summarized by year in Table 21-6. The LOM operating costs, before capitalization of pre-production costs, are $ 851 million and average $2.32 per ton including pre-stripping. After capitalization of pre-stripping, the LOM mine operating cost is estimated to be $816 million or $2.22 per ton mined. Note that numbers within the tables in this section are rounded, which may lead to minor summation differences.

Table 21-6: Yearly Mine Operating Cost Estimate

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Mine Op Cost Summary
Mine General Service	K USD	$300	$1,884	$2,506	$2,506	$2,506	$2,506	$2,386	$2,325	$2,325	$2,325	$1,961	$212	$23,742
Mine Maintenance	K USD	$ -	$2,230	$4,098	$4,095	$4,161	$4,359	$4,349	$4,338	$4,338	$4,338	$3,613	$350	$40,267
Engineering	K USD	$426	$975	$1,157	$1,157	$1,157	$1,157	$1,157	$1,157	$1,157	$1,157	$857	$50	$11,561
Geology	K USD	$ -	$224	$340	$340	$340	$340	$340	$340	$340	$340	$214	$16	$3,176
Drilling	K USD	$ -	$3,407	$8,527	$9,747	$9,006	$10,28	$10,649	$9,697	$7,980	$10,914	$4,619	$133	$84,962
Blasting	K USD	$ -	$4,365	$9,696	$11,322	$10,308	$11,876	$12,491	$11,306	$8,845	$12,865	$6,268	$263	$99,604
Loading	K USD	$ -	$4,444	$10,538	$12,187	$10,895	$13,638	$13,818	$12,119	$9,832	$14,390	$6,794	$590	$109,247
Hauling	K USD	$ -	$7,119	$24,292	$24,432	$25,200	$37,566	$38,073	$32,862	$27,289	$38,321	$19,594	$638	$275,387
Mine Support	K USD	$ -	$6,988	$16,862	$20,728	$20,728	$20,723	$20,757	$20,724	$20,723	$20,723	$16,172	$1,111	$186,239
Total Mining Cost	K USD	$726	$31,637	$78,016	$86,514	$84,300	$102,449	$104,020	$94,868	$82,829	$105,373	$60,091	$3,362	$834,184
Leased Equipment Interest	K USD	$29	$2,487	$5,048	$3,346	$1,146	$1,409	$970	$367	$11	$ -	$ -	$ -	$14,814
Rental Equipment Charges	K USD	$ -	$137	$523	$137	$250	$250	$ -	$364	$182	$182	$ -	$ -	$2,025
Total Additional Operating Costs	K USD	$29	$2,624	$5,571	$3,483	$1,397	$1,659	$970	$731	$193	$182	$ -	$ -	$16,839
Net Total Mining Cost	K USD	$755	$34,261	$83,588	$89,996	$85,697	$104,108	$104,990	$95,599	$83,022	$105,555	$60,091	$3,362	$851,024
Prestrip Mining Capital	K USD	$755	$34,261	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$35,016
Net Mine Operating Cost	K USD	$ -	$ -	$83,588	$89,996	$85,697	$104,108	$104,990	$95,599	$83,022	$105,555	$60,091	$3,362	$816,007
Cost per Ton
Mine General Service	$/ton	$ -	$0.12	$0.07	$0.06	$0.07	$0.05	$0.05	$0.05	$0.07	$0.05	$0.11	$0.59	$0.06
Mine Maintenance	$/ton	$ -	$0.15	$0.12	$0.10	$0.11	$0.09	$0.09	$0.10	$0.14	$0.09	$0.20	$0.98	$0.11
Engineering	$/ton	$ -	$0.06	$0.03	$0.03	$0.03	$0.02	$0.02	$0.03	$0.04	$0.02	$0.05	$0.14	$0.03
Geology	$/ton	$ -	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.04	$0.01
Drilling	$/ton	$ -	$0.23	$0.25	$0.23	$0.24	$0.22	$0.22	$0.23	$0.25	$0.22	$0.25	$0.37	$0.23
Blasting	$/ton	$ -	$0.29	$0.28	$0.27	$0.28	$0.26	$0.26	$0.26	$0.28	$0.26	$0.34	$0.74	$0.27
Loading	$/ton	$ -	$0.29	$0.30	$0.29	$0.29	$0.29	$0.28	$0.28	$0.31	$0.29	$0.37	$1.65	$0.30
Hauling	$/ton	$ -	$0.47	$0.70	$0.58	$0.68	$0.81	$0.78	$0.77	$0.86	$0.77	$1.06	$1.79	$0.75
Mine Support	$/ton	$ -	$0.46	$0.49	$0.49	$0.56	$0.45	$0.42	$0.48	$0.66	$0.42	$0.87	$3.11	$0.51
Total Mining Cost	$/ton	$ -	$2.09	$2.25	$2.05	$2.28	$2.21	$2.13	$2.21	$2.62	$2.11	$3.25	$9.41	$2.27
Leased Equipment Interest	$/ton	$ -	$0.16	$0.15	$0.08	$0.03	$0.03	$0.02	$0.01	$0.00	$ -	$ -	$ -	$0.04
Rental Equipment Charges	$/ton	$ -	$0.01	$0.02	$0.00	$0.01	$0.01	$ -	$0.01	$0.01	$0.00	$ -	$ -	$0.01
Total Additional Operating Costs	$/ton	$ -	$0.17	$0.16	$0.08	$0.04	$0.04	$0.02	$0.02	$0.01	$0.00	$ -	$ -	$0.05
Net Total Mining Cost	$/ton	$ -	$2.26	$2.41	$2.14	$2.32	$2.24	$2.15	$2.23	$2.62	$2.11	$3.25	$9.41	$2.32
Prestrip Mining Capital	$/ton	$ -	$2.26	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$0.10
Net Mine Operating Cost	$/ton	$ -	$ -	$2.41	$2.14	$2.32	$2.24	$2.15	$2.23	$2.62	$2.11	$3.25	$9.41	$2.22

21.4.1	Mine General Services

Mine general services costs include mining supervision, along with engineering and geology services. Supervision allows for a mine superintendent, mine general foreman, and mine shift foremen. Engineering personnel include a chief engineer along with engineers and a surveying crew to support mine planning and operations. Geology is intended to support ore control, geological mapping, and sampling requirements.

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Table 21-7 shows the yearly cost estimate for the mine’s general services. LOM general services costs are estimated to be $38.5 million or $0.10/ton including pre-stripping.

Table 21-7: Mine General Services Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Mine General Services
Supervision	K USD	$300	$1,240	$1,494	$1,494	$1,494	$1,494	$1,494	$1,494	$1,494	$1,494	$1,194	$152	$14,836
Hourly Personnel	K USD	$ -	$489	$719	$719	$719	$719	$719	$719	$719	$719	$655	$51	$6,950
Total	K USD	$300	$1,729	$2,213	$2,213	$2,213	$2,213	$2,213	$2,213	$2,213	$2,213	$1,849	$203	$21,786
Engineering
Salaried Personnel	K USD	$426	$758	$822	$822	$822	$822	$822	$822	$822	$822	$532	$32	$8,321
Hourly Personnel	K USD	$ -	$170	$256	$256	$256	$256	$256	$256	$256	$256	$245	$11	$2,472
Total	K USD	$426	$929	$1,077	$1,077	$1,077	$1,077	$1,077	$1,077	$1,077	$1,077	$777	$43	$10,793
Mine Geology
Salaried Personnel	K USD	$ -	$202	$303	$303	$303	$303	$303	$303	$303	$303	$177	$13	$2,819
Hourly Personnel	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	K USD	$ -	$202	$303	$303	$303	$303	$303	$303	$303	$303	$177	$13	$2,819
Supplies & Other
Mine General Services Supplies	K USD	$ -	$7	$12	$12	$12	$12	$12	$12	$12	$12	$12	$1	$118
Engineering Supplies	K USD	$ -	$18	$30	$30	$30	$30	$30	$30	$30	$30	$30	$3	$294
Geology Supplies	K USD	$ -	$22	$37	$37	$37	$37	$37	$37	$37	$37	$37	$3	$358
Software Maint. & Support	K USD	$ -	$29	$49	$49	$49	$49	$49	$49	$49	$49	$49	$4	$474
Outside Services	K USD	$ -	$58	$100	$100	$100	$100	$100	$100	$100	$100	$100	$8	$967
Office Power	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Light Vehicles	K USD	$ -	$89	$181	$180	$180	$180	$60	$ -	$ -	$ -	$ -	$ -	$871
Total	K USD	$ -	$223	$409	$409	$409	$409	$289	$229	$229	$229	$229	$19	$3,081
Totals - Mining General
Mine General	K USD	$300	$1,884	$2,506	$2,506	$2,506	$2,506	$2,386	$2,325	$2,325	$2,325	$1,961	$212	$23,742
Engineering	K USD	$426	$975	$1,157	$1,157	$1,157	$1,157	$1,157	$1,157	$1,157	$1,157	$857	$50	$11,561
Geology	K USD	$ -	$224	$340	$340	$340	$340	$340	$340	$340	$340	$214	$16	$3,176
Totals	K USD	$726	$3,083	$4,003	$4,003	$4,003	$4,003	$3,883	$3,822	$3,822	$3,822	$3,032	$278	$38,479
Cost per Ton Mined
Mine General	$/ton	$ -	$0.12	$0.07	$0.06	$0.07	$0.05	$0.05	$0.05	$0.07	$0.05	$0.11	$0.59	$0.06
Engineering	$/ton	$ -	$0.06	$0.03	$0.03	$0.03	$0.02	$0.02	$0.03	$0.04	$0.02	$0.05	$0.14	$0.03
Geology	$/ton	$ -	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.04	$0.01
Totals	$/ton	$ -	$0.20	$0.12	$0.10	$0.11	$0.09	$0.08	$0.09	$0.12	$0.08	$0.16	$0.78	$0.10

21.4.2	Mine Maintenance

Mine maintenance costs include the cost of personnel for maintenance, supervision, and planning, along with shop support personnel, including light vehicle mechanics, welders, servicemen, tire men, and maintenance labor.

The estimated mine maintenance costs are shown in Table 21-8. Note that these costs do not include the maintenance labor directly allocated to the various equipment, which is accounted for in the other mining cost categories. The LOM estimated Mine Maintenance cost is $40.3 million or $0.11 per ton.

Table 21-8: Yearly Mine Maintenance Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Wages & Salaries
Supervision	K USD	$ -	$608	$885	$885	$885	$885	$885	$885	$885	$885	$590	$41	$8,318
Planners	K USD	$ -	$184	$316	$316	$316	$316	$316	$316	$316	$316	$237	$26	$2,976
Hourly Personnel	K USD	$ -	$531	$1,331	$1,331	$1,397	$1,595	$1,595	$1,595	$1,595	$1,595	$1,241	$155	$13,964
Total	K USD	$ -	$1,324	$2,532	$2,532	$2,598	$2,796	$2,796	$2,796	$2,796	$2,796	$2,068	$223	$25,257

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	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Other Costs
Supplies	K USD	$ -	$84	$144	$144	$144	$144	$144	$144	$144	$144	$144	$12	$1,392
Light Vehicles	K USD	$ -	$11	$21	$21	$21	$21	$7	$ -	$ -	$ -	$ -	$ -	$103
Total	K USD	$ -	$95	$165	$165	$165	$165	$151	$144	$144	$144	$144	$12	$1,495

Consumables & Other Costs	K USD	$ -	$754	$1,304	$1,301	$1,301	$1,301	$1,289	$1,279	$1,279	$1,279	$1,282	$105	$12,474
Parts / MARC Cost	K USD	$ -	$152	$263	$262	$262	$262	$263	$262	$262	$262	$263	$22	$2,536
Wages & Salaries	K USD	$ -	$1,324	$2,532	$2,532	$2,598	$2,796	$2,796	$2,796	$2,796	$2,796	$2,068	$223	$25,257
Total	K USD	$ -	$2,230	$4,098	$4,095	$4,161	$4,359	$4,349	$4,338	$4,338	$4,338	$3,613	$350	$40,267

Consumables	$/ton	$ -	$0.05	$0.04	$0.03	$0.04	$0.03	$0.03	$0.03	$0.04	$0.03	$0.07	$0.29	$0.03
Parts / MARC Cost	$/ton	$ -	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.06	$0.01
Maintenance Labor	$/ton	$ -	$0.09	$0.07	$0.06	$0.07	$0.06	$0.06	$0.07	$0.09	$0.06	$0.11	$0.62	$0.07
Total	$/ton	$ -	$0.15	$0.12	$0.10	$0.11	$0.09	$0.09	$0.10	$0.14	$0.09	$0.20	$0.98	$0.11

21.4.3	Drilling

Drilling cost estimates are shown in Table 21-9. The LOM drilling costs are estimated to be $84.9 million or $0.23 per ton, including pre-production.

Table 21-9: Yearly Drilling Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Drilling Operating Costs
Prod Drill Fuel Consumption	K Gal	-	213	503	624	562	681	719	625	466	740	283	6	5,422
Prod Drill Fuel Cost	K USD	$ -	$691	$1,635	$2,029	$1,828	$2,212	$2,337	$2,031	$1,514	$2,405	$920	$19	$17,621
Prod Drill Lube & Oil	K USD	$ -	$196	$464	$575	$518	$627	$663	$576	$429	$682	$261	$5	$4,996
Prod Drill Undercarriage	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Prod Drill Drill Bits & Steel	K USD	$ -	$590	$1,397	$1,733	$1,562	$1,890	$1,997	$1,735	$1,294	$2,055	$786	$16	$15,056
Prod Drill Total Consumables	K USD	$ -	$1,477	$3,496	$4,337	$3,908	$4,729	$4,996	$4,341	$3,237	$5,143	$1,967	$41	$37,673
Prod Drill Parts	K USD	$ -	$721	$1,707	$2,117	$1,908	$2,309	$2,439	$2,119	$1,580	$2,510	$960	$20	$18,390
Prod Drill Maintenance Labor	K USD	$ -	$331	$840	$865	$890	$878	$890	$877	$903	$878	$514	$25	$7,892
Pioneer Drill Fuel Consumption	K Gal	-	5	13	10	2	6	4	6	-	8	-	-	54
Pioneer Drill Fuel Cost	K USD	$ -	$15	$41	$33	$7	$21	$13	$19	$ -	$25	$ -	$ -	$174
Pioneer Drill Lube & Oil	K USD	$ -	$4	$11	$9	$2	$6	$4	$5	$ -	$7	$ -	$ -	$48
Pioneer Drill Undercarriage	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pioneer Drill Drill Bits & Steel	K USD	$ -	$13	$36	$29	$6	$19	$11	$17	$ -	$22	$ -	$ -	$154
Pioneer Drill Total Consumables	K USD	$ -	$32	$89	$72	$15	$45	$28	$41	$ -	$55	$ -	$ -	$377
Pioneer Drill Parts / MARC Cost	K USD	$ -	$26	$72	$58	$12	$37	$23	$33	$ -	$44	$ -	$ -	$305
Pioneer Drill Maint. Labor	K USD	$ -	$20	$63	$37	$12	$25	$12	$26	$ -	$25	$ -	$ -	$221
Total Drill Fuel Consumption	K Gal	-	217	516	634	565	687	723	631	466	748	283	6	5,475
Total Drill Fuel Cost	K USD	$ -	$706	$1,677	$2,062	$1,835	$2,233	$2,350	$2,049	$1,514	$2,431	$920	$19	$17,795
Total Drill Lube & Oil	K USD	$ -	$200	$475	$584	$520	$633	$666	$581	$429	$689	$261	$5	$5,045
Total Drill Undercarriage	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Drill Drill Bits & Steel	K USD	$ -	$603	$1,434	$1,763	$1,568	$1,909	$2,008	$1,752	$1,294	$2,077	$786	$16	$15,210
Total Drill Total Consumables	K USD	$ -	$1,509	$3,585	$4,409	$3,923	$4,775	$5,024	$4,382	$3,237	$5,197	$1,967	$41	$38,050
Total Drill Parts / MARC Cost	K USD	$ -	$747	$1,779	$2,175	$1,920	$2,345	$2,462	$2,152	$1,580	$2,554	$960	$20	$18,695
Total Drill Maint. Labor	K USD	$ -	$351	$903	$903	$903	$903	$903	$903	$903	$903	$514	$25	$8,113
Total Drill Maint. Allocation	K USD	$ -	$1,098	$2,682	$3,078	$2,823	$3,248	$3,364	$3,055	$2,483	$3,457	$1,474	$45	$26,807
Total Operator Wages & Burden	K USD	$ -	$800	$2,260	$2,260	$2,260	$2,260	$2,260	$2,260	$2,260	$2,260	$1,177	$47	$20,105
Total Drilling Cost	K USD	$ -	$3,407	$8,527	$9,747	$9,006	$10,283	$10,649	$9,697	$7,980	$10,914	$4,619	$133	$84,962
Drilling Cost per Ton Mined by Item
Fuel Cost	$/ton	$ -	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05
Lube & Oil	$/ton	$ -	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01
Undercarriage	$/ton	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

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South Railroad Project
Form 43-101F1 Technical Report

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Drill Bits & Steel	$/ton	$ -	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.05	$0.04
Total Consumables	$/ton	$ -	$0.10	$0.10	$0.10	$0.11	$0.10	$0.10	$0.10	$0.10	$0.10	$0.11	$0.11	$0.10
Parts / MARC Cost	$/ton	$ -	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.06	$0.05
Maintenance Labor	$/ton	$ -	$0.02	$0.03	$0.02	$0.02	$0.02	$0.02	$0.02	$0.03	$0.02	$0.03	$0.07	$0.02
Total Maint. Allocation	$/ton	$ -	$0.07	$0.08	$0.07	$0.08	$0.07	$0.07	$0.07	$0.08	$0.07	$0.08	$0.13	$0.07
Operator Wages & Burden	$/ton	$ -	$0.05	$0.07	$0.05	$0.06	$0.05	$0.05	$0.05	$0.07	$0.05	$0.06	$0.13	$0.05
Total Drilling Cost	$/ton	$ -	$0.23	$0.25	$0.23	$0.24	$0.22	$0.22	$0.23	$0.25	$0.22	$0.25	$0.37	$0.23

21.4.4	Blasting

LOM blasting costs, including pre-production, are shown in Table 21-10. These costs are based on owner operations for blasting and assume heavy ANFO costs of $578/ton, including transportation costs, for blasting agents. Blasting accessories, costing $28.43 per hole, were also included in the blasting cost estimate. The LOM blasting costs are estimated to be $99.6 million or $0.27 per ton, including pre-production.

Table 21-10: Yearly Blasting Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Blasting Costs
Fuel	K Gal	$ -	3	4	4	4	4	4	4	4	4	4	0	43
Blasting Consumables	K USD	$ -	$3,164	$7,636	$9,262	$8,248	$9,817	$10,431	$9,246	$6,785	$10,805	$4,208	$91	$79,693
Equip. Consumables	K USD	$ -	$10	$18	$18	$18	$18	$18	$18	$18	$18	$18	$1	$172
Equip. Maint. Allocations	K USD	$ -	$3	$4	$4	$4	$4	$4	$4	$4	$4	$4	$0	$42
Personnel	K USD	$ -	$494	$848	$848	$848	$848	$848	$848	$848	$848	$848	$71	$8,193
Supplies	K USD	$ -	$7	$12	$12	$12	$12	$12	$12	$12	$12	$12	$1	$116
Outside Services	K USD	$ -	$687	$1,178	$1,178	$1,178	$1,178	$1,178	$1,178	$1,178	$1,178	$1,178	$98	$11,387
Total Blasting Costs	K USD	$ -	$4,365	$9,696	$11,322	$10,308	$11,876	$12,491	$11,306	$8,845	$12,865	$6,268	$263	$99,604
Cost per Ton
Blasting Consumables	$/ton	$ -	$0.21	$0.22	$0.22	$0.22	$0.21	$0.21	$0.22	$0.21	$0.22	$0.23	$0.25	$0.22
Equip. Consumables	$/ton	$ -	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Equip. Maint. Allocations	$/ton	$ -	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Personnel	$/ton	$ -	$0.03	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.03	$0.02	$0.05	$0.20	$0.02
Supplies	$/ton	$ -	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Outside Services	$/ton	$ -	$0.05	$0.03	$0.03	$0.03	$0.03	$0.02	$0.03	$0.04	$0.02	$0.06	$0.27	$0.03
Total	$/ton	$ -	$0.29	$0.28	$0.27	$0.28	$0.26	$0.26	$0.26	$0.28	$0.26	$0.34	$0.74	$0.27

21.4.5	Loading

Loading costs are based on the operation of two hydraulic shovels with 28.8 cubic yard buckets for all primary production. In addition, a 28 cubic yard front-end loader is assumed to be used as supplemental production and projects. The LOM loading costs are estimated to be $109.2 million or $0.30 per ton, including pre-production. The yearly loading cost estimate is shown in Table 21-11.

Table 21-11: Yearly Loading Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Shovel Cost
Fuel Consumption	K Gal	-	319	744	1,143	995	1,156	1,173	1,147	848	1,155	497	10	9,187
Fuel Cost	K USD	$ -	$1,037	$2,419	$3,716	$3,235	$3,756	$3,811	$3,728	$2,757	$3,755	$1,614	$31	$29,858
Lube & Oil	K USD	$ -	$280	$652	$1,002	$872	$1,013	$1,028	$1,005	$743	$1,012	$435	$8	$8,051
Tires / Under Carriage	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Wear Items & GET	K USD	$ -	$123	$288	$442	$385	$447	$453	$444	$328	$447	$192	$4	$3,553
Total Consumables	K USD	$ -	$1,440	$3,359	$5,160	$4,492	$5,216	$5,292	$5,177	$3,828	$5,214	$2,241	$43	$41,461
Parts / MARC Cost	K USD	$ -	$1,119	$2,610	$4,010	$3,491	$4,053	$4,113	$4,023	$2,975	$4,052	$1,741	$34	$32,220

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Form 43-101F1 Technical Report

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Total Equip. Allocation (no labor)	K USD	$ -	$2,560	$5,969	$9,170	$7,982	$9,269	$9,405	$9,200	$6,802	$9,265	$3,982	$77	$73,682
Loader Cost
Fuel Consumption	K Gal	-	111	261	26	15	170	175	16	28	251	5	6	1,064
Fuel Cost	K USD	$ -	$359	$849	$86	$50	$554	$569	$52	$90	$815	$15	$18	$3,457
Lube & Oil	K USD	$ -	$125	$296	$30	$17	$193	$198	$18	$31	$284	$5	$6	$1,204
Tires / Under Carriage	K USD	$ -	$320	$757	$77	$44	$494	$507	$46	$81	$727	$13	$16	$3,082
Wear Items & GET	K USD	$ -	$25	$60	$6	$4	$39	$40	$4$6	$6	$58	$1	$1	$245
Total Consumables	K USD	$ -	$831	$1,962	$198	$115	$1,280	$1,315	$120	$209	$1,884	$34	$41	$7,989
Parts / MARC Cost	K USD	$ -	$208	$491	$50	$29	$320	$329	$30	$52	$471	$9	$10	$1,999
Total Equip. Allocation (no labor)	K USD	$ -	$1,039	$2,453	$248	$144	$1,600	$1,644	$150	$261	$2,356	$43	$52	$9,989
Total Loading Cost
Fuel Consumption	K Gal	-	430	1,006	1,170	1,011	1,326	1,348	1,163	876	1,406	501	15	10,251
Fuel Cost	K USD	$ -	$1,397	$3,268	$3,802	$3,284	$4,310	$4,380	$3,780	$2,847	$4,570	$1,628	$49	$33,316
Lube & Oil	K USD	$ -	$ 405	$948	$1,032	$889	$1,206	$1,226	$1,023	$775	$1,296	$ 440	$15	$9,255
Tires/Under Carriage	K USD	$ -	$ 320	$757	$77	$44	$494	$507	$46	$81	$727	$13	$16	$3,082
Wear Items & GET	K USD	$ -	$ 149	$348	$448	$388	$486	$494	$447	$334	$505	$193	$5	$3,798
Total Consumables	K USD	$ -	$2,271	$5,321	$5,358	$4,607	$6,496	$6,607	$5,297	$4,036	$7,098	$2,275	$85	$49,451
Parts/MARC Cost	K USD	$ -	$1,327	$3,101	$4,060	$3,519	$4,374	$4,442	$4,053	$3,027	$4,523	$1,750	$44	$34,220
Total Equip. Allocation (no labor)	K USD	$ -	$3,598	$8,423	$9,418	$8,126	$10,869	$11,049	$9,349	$7,063	$11,621	$4,025	$129	$83,670
Maint. Labor	K USD	$ -	$288	$720	$942	$942	$942	$942	$942	$942	$942	$942	$157	$8,700
Operator Wages & Burden	K USD	$ -	$558	$1,396	$1,827	$1,827	$1,827	$1,827	$1,827	$1,827	$1,827	$1,827	$305	$16,877
Total Loading Costs	K USD	$ -	$4,444	$10,538	$12,187	$10,895	$13,638	$13,818	$12,119	$9,832	$14,390	$6,794	$590	$109,247
Cost per Ton
Fuel Cost	$/ton	$ -	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.14	$0.09
Lube & Oil	$/ton	$-	$0.03	$0.03	$0.02	$0.02	$0.03	$0.03	$0.02	$0.02	$0.03	$0.02	$0.04	$0.03
Tires/Under Carriage	$/ton	$-	$0.02	$0.02	$0.00	$0.00	$0.01	$0.01	$0.00	$0.00	$0.01	$0.00	$0.04	$0.01
Wear Items & GET	$/ton	$-	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01
Total Consumables	$/ton	$-	$0.15	$0.15	$0.13	$0.12	$0.14	$0.14	$0.12	$0.13	$0.14	$0.12	$0.24	$0.13
Parts/MARC Cost	$/ton	$-	$0.09	$0.09	$0.10	$0.10	$0.09	$0.09	$0.09	$0.10	$0.09	$0.09	$0.12	$0.09
Total Equip. Allocation (no labor)	$/ton	$-	$0.24	$0.24	$0.22	$0.22	$0.23	$0.23	$0.22	$0.22	$0.23	$0.22	$0.36	$0.23
Maintenance Labor	$/ton	$-	$0.02	$0.02	$0.02	$0.03	$0.02	$0.02	$0.02	$0.03	$0.02	$0.05	$0.44	$0.02
Operator Wages & Burden	$/ton	$-	$0.04	$0.04	$0.04	$0.05	$0.04	$0.04	$0.04	$0.06	$0.04	$0.10	$0.85	$0.05
Total Loading Cost	$/ton	$-	$0.29	$0.30	$0.29	$0.29	$0.29	$0.28	$0.28	$0.31	$0.29	$0.37	$1.65	$0.30

21.4.6	Hauling

Haulage cost was estimated using the truck hour estimates discussed in Section 16.5.3. The LOM hauling costs are estimated to be $275.4 million or $0.75 per ton, including pre-production. The yearly haulage cost estimate is shown in Table 21-12.

Table 21-12: Yearly Haulage Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Haulage Cost
Fuel Consumption	K Gal	-	746	2,604	2,587	2,666	4,072	4,084	3,339	2,542	4,119	2,069	53	28,880
Fuel Cost	K USD	$ -	$2,424	$8,464	$8,406	$8,665	$13,233	$13,272	$10,850	$8,260	$13,387	$6,723	$174	$93,858
Lube & Oil	K USD	$ -	$692	$2,415	$2,399	$2,472	$3,776	$3,787	$3,096	$2,357	$3,820	$1,918	$50	$26,781
Tires	K USD	$ -	$1,340	$4,679	$4,647	$4,790	$7,315	$7,336	$5,998	$4,566	$7,400	$3,716	$96	$51,881
Wear Items & GET	K USD	$ -	$238	$831	$826	$851	$1,300	$1,304	$1,066	$811	$1,315	$660	$17	$9,220
Total Consumables	K USD	$ -	$4,694	$16,389	$16,278	$16,778	$25,623	$25,699	$21,010	$15,995	$25,922	$13,018	$337	$181,741
Parts / MARC Cost	K USD	$ -	$523	$1,825	$1,813	$1,868	$2,853	$2,862	$2,340	$1,781	$2,887	$1,450	$37	$20,239
Total Equip. Allocation (no labor)	K USD	$ -	$5,216	$18,214	$18,090	$18,647	$28,476	$28,561	$23,349	$17,776	$28,808	$14,468	$374	$201,980

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Maintenance Labor	K USD	$ -	$424	$1,356	$1,415	$1,462	$2,028	$2,122	$2,122	$2,122	$2,122	$1,144	$59	$16,377
Operator Wages & Burden	K USD	$ -	$1,478	$4,722	$4,927	$5,091	$7,062	$7,391	$7,391	$7,391	$7,391	$3,983	$205	$57,030
Total Haulage Costs	K USD	$ -	$7,119	$24,292	$24,432	$25,200	$37,566	$38,073	$32,862	$27,289	$38,321	$19,594	$638	$275,387
Cost per Ton Moved
Fuel Cost	$/ton	$ -	$0.16	$0.24	$0.20	$0.23	$0.29	$0.27	$0.25	$0.26	$0.27	$0.36	$0.49	$0.26
Lube & Oil	$/ton	$ -	$0.05	$0.07	$0.06	$0.07	$0.08	$0.08	$0.07	$0.07	$0.08	$0.10	$0.14	$0.07
Tires	$/ton	$ -	$0.09	$0.13	$0.11	$0.13	$0.16	$0.15	$0.14	$0.14	$0.15	$0.20	$0.27	$0.14
Wear Items & GET	$/ton	$ -	$0.02	$0.02	$0.02	$0.02	$0.03	$0.03	$0.02	$0.03	$0.03	$0.04	$0.05	$0.03
Total Consumables	$/ton	$ -	$0.31	$0.47	$0.39	`	$0.55	$0.53	$0.49	$0.51	$0.52	$0.70	$0.94	$0.49
Parts / MARC Cost	$/ton	$ -	$0.03	$0.05	$0.04	$0.05	$0.06	$0.06	$0.05	$0.06	$0.06	$0.08	$0.10	$0.06
Total Equip. Allocation (no labor)	$/ton	$ -	$0.34	$0.52	$0.43	$0.50	$0.61	$0.58	$0.54	$0.56	$0.58	$0.78	$1.05	$0.55
Maintenance Labor	$/ton	$ -	$0.03	$0.04	$0.03	$0.04	$0.04	$0.04	$0.05	$0.07	$0.04	$0.06	$0.17	$0.04
Operator Wages & Burden	$/ton	$ -	$0.10	$0.14	$0.12	$0.14	$0.15	$0.15	$0.17	$0.23	$0.15	$0.22	$0.57	$0.16
Total Haulage Costs	$/ton	$ -	$0.47	$0.70	$0.58	$0.68	$0.81	$0.78	$0.77	$0.86	$0.77	$1.06	$1.79	$0.75

21.4.7	Mine Support

Yearly mine support cost estimates are shown in Table 21-13, including pre-production costs. These costs assume the hourly costs for required support equipment and personnel as discussed in Sections 16.5 and 16.6, respectively. The LOM support costs are estimated to be $186.2 million or $0.51 per ton, including pre-production.

Table 21-13: Yearly Mine Support Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Total
Total Mine Support Costs
Consumables	K USD	$ -	$2,804	$6,559	$8,181	$8,181	$8,177	$8,201	$8,178	$8,177	$8,177	$6,284	$419	$73,338
Parts/MARC Cost	K USD	$ -	$1,069	$2,495	$3,221	$3,221	$3,220	$3,229	$3,220	$3,220	$3,220	$2,426	$162	$28,701
Maint. Labor	K USD	$ -	$839	$2,238	$2,628	$2,628	$2,628	$2,628	$2,628	$2,628	$2,628	$2,117	$158	$23,745
Operating Labor	K USD	$ -	$2,276	$5,569	$6,699	$6,699	$6,699	$6,699	$6,699	$6,699	$6,699	$5,345	$372	$60,455
Total	K USD	$ -	$6,988	$16,862	$20,728	$20,728	$20,723	$20,757	$20,724	$20,723	$20,723	$16,172	$1,111	$186,239
Cost per Ton Mined
Consumables	$/ton	$ -	$0.19	$0.19	$0.19	$0.22	$0.18	$0.17	$0.19	$0.26	$0.16	$0.34	$1.17	$0.20
Maint. Allocations	$/ton	$ -	$0.07	$0.07	$0.08	$0.09	$0.07	$0.07	$0.08	$0.10	$0.06	$0.13	$0.45	$0.08
Maint. Labor	$/ton	$ -	$0.06	$0.06	$0.06	$0.07	$0.06	$0.05	$0.06	$0.08	$0.05	$0.11	$0.44	$0.06
Operating Labor	$/ton	$ -	$0.15	$0.16	$0.16	$0.18	$0.14	$0.14	$0.16	$0.21	$0.13	$0.29	$1.04	$0.16
Total Costs	$/ton	$ -	$0.46	$0.49	$0.49	$0.56	$0.45	$0.42	$0.48	$0.66	$0.42	$0.87	$3.11	$0.51

21.4.8	Leasing and Rental Costs

Leasing and rental costs were assumed for specific equipment based on vendor inputs as to typical leasing rates. The leasing of equipment was assumed to be “lease to own” terms, where Orla would own the equipment at the end of the lease terms. Haul trucks, shovels, loaders, dozers, graders, and water trucks were assumed to be leased using 0% down payment with a 7.6% APR over a 36-month lease period. Blasthole drills were leased using 0% down payment with a 7.4% APR over a 36-month lease period. Leased equipment was broken down by period in which it was placed into service for the purpose of amortization and includes:

Primary Mining Equipment

•	Four production drills put into service during pre-production and Year 1;
•	One 28 cubic yard loader was put into service during pre-production;
•	Two 28.8 cubic yard hydraulic shovels were put into service during pre-production and Year 1; and
•	Fifteen 200-ton capacity haul trucks were put into service during pre-production, as well as in Years 1, 3, and Year 4.

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Support equipment

•	Two 600 hp size dozers put into service, with one during pre-production and the other in Year 1;
•	Two 850 hp size dozers put into service with one during pre-production and other in Year -1;
•	Two 860 hp size rubber tire dozers put into service during pre-production and Year 1;
•	Three 18-foot motor graders were put into service, with two in pre-production and one in Year 1;
•	Three 20,000-gallon water trucks were put into service during pre-production;
•	One truck and lowboy put into service during pre-production; and
•	One 6 cubic yard excavator put into service during pre-production.

Maintenance Equipment

•	One lube and fuel truck put into service during pre-production;
•	Two mechanic trucks were put into service during pre-production; and
•	One tire truck was put in service during pre-production.

Equipment rental was assumed for short-term equipment requirements for the pioneer drills. One pioneer drill is assumed to be rented during the first two months of each Dark Star mining phase, as well as the first two months of the first two Pinion mining phases.

Rental terms are assumed to require 10% down payment of the equipment value, including taxes, erecting, and commissioning, along with 6% rental payments. This is assumed to cover mobilization and demobilization. The rental payments are applied directly to operating costs.

Table 21-14 shows the total estimated leasing and rental costs applied to operating costs. These costs are on top of the leasing costs that are capitalized and represent the leasing interest and all rental costs. The LOM leasing and rental costs are estimated to be $16.8 million or $0.05 per ton.

Table 21-14: Lease and Rental Operating Costs

	Units	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Total
Mine Op Cost Summary
Leased Equipment Interest	K USD	$29	$2,487	$5,048	$3,346	$1,146	$1,409	$970	$367	$11	$ -	$ -	$14,814
Rental Equipment Charges	K USD	$ -	$137	$523	$137	$250	$250	$ -	$364	$182	$182	$ -	$2,025
Leased Equipment Interest	$/ton	$ -	$0.16	$0.15	$0.08	$0.03	$0.03	$0.02	$0.01	$0.00	$ -	$ -	$0.04
Rental Equipment Charges	$/ton	$ -	$0.01	$0.02	$0.00	$0.01	$0.01	$ -	$0.01	$0.01	$0.00	$ -	$0.01

21.5	Process Operating Cost Summary

Process operating costs have been estimated by Qualified Persons from M3 from first principles. Labor costs were estimated using project specific staffing, salary and wage, and benefit requirements. Unit consumptions of materials, supplies, power, and delivered supply costs were also estimated. LOM overall average processing costs are estimated at an average cost of $4.12 per ton.

Operating costs were estimated based on 3rd quarter 2025 US dollars and are presented with no added contingency based upon the design and operating criteria present in this Technical Report. Operating costs are considered to have an accuracy of -10% to +15%.

The process operating costs presented are based upon the ownership of all process production equipment and site facilities. The owner will employ and direct all operating maintenance and support personnel for all site activities.

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Operating costs estimates have been based upon information obtained from the following sources:

•	Project metallurgical test work and process engineering
•	Development of a detailed equipment list and demand calculations
•	M3 In-house data for reagent pricing
•	Experience with other similar operations

Where specific data do not exist, cost allowances have been based upon consumption and operating requirements from other similar properties for which reliable data exist. Overall LOM operating costs by year and process type are presented in Table 21-15.

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Table 21-15: Life of Mine Average Process Operating Cost by Year

Category	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Yrs 11-13	LOM Total
Total Tons
TOTAL Process Plant Ore (000's)	8,707	9,208	10,145	6,646	7,121	7,522	6,637	9,938	7,045	465	-	73,433

Operating Costs (US$000's)
TOTAL Process Plant	30,156	30,783	31,759	28,120	28,606	27,612	26,690	30,129	27,115	11,169	27,612	299,752
TOTAL Generator Financing (Interest)	824	671	504	324	129	-	-	-	-	-	-	2,452
GRAND TOTAL (US$000's)	30,980	31,453	32,263	28,445	28,736	27,612	26,690	30,129	27,115	11,169	27,612	302,204

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21.5.1	Personnel and Staffing

Staffing requirements for process personnel have been identified by Orla, and validated by Qualified Persons from M3, based on experience with similar-sized operations in Nevada. Total process personnel requirements are estimated at 61 persons for the process plant operation. For the last 2.5 years of non-active mining or ore placement on the pad, the ADR facility requirements for labor have been reduced by 50%. Personnel requirements and costs are estimated at $6.7 million per year for the process plant operation and $3.4 million per year for the ADR Only facility operation.

21.5.2	Power

Power usage for the process and process-facilities was derived from estimated connected loads assigned to powered equipment from the mechanical equipment list. Equipment power demands under normal operation were assigned and coupled with estimated on-stream times to determine the average energy usage and cost. Power requirements for the project are presented inTable 21-16.

Table 21-16: Power Requirements Summary

	ROM Process
Area Description	Connecter Power (kW)	Demand (kW)	Annual (kWh)
AREA 100 - PRIMARY CRUSHING	421	204	1,787,763
AREA 200 - SECONDARY CRUSHING	1,272	668	5,852,790
AREA 310 - HEAP LEACH PAD & PONDS	32	8	72,624
AREA 350 - SOLUTION TRANSFER	2,123	1,221	10,696,524
AREA 400 - ADR	265	136	1,195,102
AREA 500 - REFINERY	196	91	801,484
AREA 650 - WATER SYSTEMS	1,720	1,237	10,837,162
AREA 800 - REAGENTS	36	14	119,283
AREA 900 - ANCILLARY FACILITIES	66	30	259,257
Total	6,131	3,610	31,621,990

Power will be generated via LNG generators on the project site at an estimated cost of $0.16/kWh.

21.5.3	Consumable Items

Operating supplies have been estimated based upon unit costs and consumption rates projected by metallurgical tests. Freight costs are included in all operating supply and reagent estimates. Reagent consumptions have been derived from test work and from design criteria considerations. Other consumable items have been estimated by Qualified Persons from M3 based on experience with other similar operations. Table 21-17presents average consumptions for major consumables.

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Table 21-17: Process Consumables Average Annual Consumptions

Item	Form	Average Annual Consumption
Sodium Cyanide	Liquid at 30% NaCN by Weight	2,820 tons
Lime	Bulk Delivery (22 tons)	5,240 tons
Antiscalant	Liquid Tote (IBC)	80 tons
Carbon	1000 lb Supersacks	40 tons
Nitric Acid	Liquid at 57% Acid by weight	200 tons
Caustic	Liquid at 50% NaOH by Weight	80 tons
Refinery Fluxes	Dry Solid Bags	40 tons

Operating costs for consumable items have been distributed based on tonnage and gold/silver production or smelting batches, as appropriate.

21.5.4	Maintenance

Annual maintenance costs have been included for the process facilities. The maintenance costs are estimated from the capital cost of the plant equipment at an allowance of 5% for parts repair or replacement. Maintenance labor is also included. The maintenance labor includes seven mechanics and five electricians/instrument technicians. These personnel are included as part of the overall process personnel quantity. An allowance for outside repairs is also included at 10% of the maintenance parts allowance. The total annual maintenance is estimated at $5.05 million per year for the first nine years of operation.

21.5.5	Supplies and Services

Estimates for supplies and services have been included for items such as lubricants, third-party services for the process plant, safety items, and minor supplies and tools outside of maintenance. The total annual supplies and services is estimated at $758 thousand per year for the first nine years of operation.

21.5.6	Process Operating Cost Exclusions

The following operating costs are excluded from the process plant operating cost estimate:

•	G&A costs (see section 21.6)
•	Access road and internal roads maintenance
•	Operating cost contingency
•	Escalation costs
•	Currency exchange fluctuations

21.5.7	Generator Financing Costs

Financing costs were assumed for the LNG and Diesel Generators based on vendor input as to typical lending terms. Financed generators assumed 25% down payment of the equipment value. An annual percentage rate (APR) of 8% was assumed with equipment amortized over a period of six years.

21.6	G&A Costs

G&A labor costs were included based on guidance from Orla regarding personnel quantities and expected salaries. These values were benchmarked against similar-sized facilities within Nevada or the surrounding region. An allowance for the non-labor component was also included based on benchmarks in the area.

G&A costs are included at $7.02 million per year for the first ten years of operation, which are the years of active mining and ore stacking on the pad. An annual G&A cost of $3.5 million is included for years 11, 12, and 13, which are the years of solution application on the heap leach pad for recovery of residual ounces from the pad.

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22	Economic Analysis

The economic analysis in this study includes a feasibility study-compliant modeling of the annual cash flows based on projected production volume, sales revenue, initial capital, operating cost, and sustaining capital with resulting evaluation of key economic indicators such as internal rate of return (IRR), net present value (NPV), and payback period (time in years to recapture the initial capital investment) for the Project. The sales revenue is based on the production of gold and silver in doré bullion. The estimates of the capital expenditures and site production costs have been developed specifically for this project and have been presented in the Section 21 of this Technical Report.

22.1	Mining Physicals

The cash-flow model uses the mining and production schedules as discussed in Section 16 and summarized in Table 22-1. Results from the heap leach metal production model are included with this table to facilitate direct comparison between placed ounces, recoverable ounces, and recovered ounces. Placed ounces are per the mine plan and stacking plan. Recoverable ounces follow the leach kinetic curves for the placed ounces after cyanide-bearing solution has started being applied. Recovered ounces incorporate the timebased constraints for the time it takes leached ounces to reach the pad liner and report to the metal recovery plant. Ore is placed on the pad for a ten-year period. Solution application continues for an additional 3 years to allow recovery of the solubilized ounces.

22.2	Process Plant Production Statistics

Ore will be processed by cyanide heap leaching as ROM and recovered via an ADR facility as described in Section 17 of this Technical Report. Overall production over the life of mine is summarized in Table 22-2.

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Table 22-1: Yearly Mine & Process Physicals

Material Mined	Units	Pre-Prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Total
Total Ore	K Tons	1,322	8,108	9,583	10,827	5,094	7,502	8,538	6,128	9,070	6,982	280	-	-	73,433
	Au oz/t	0.022	0.029	0.020	0.016	0.025	0.031	0.018	0.016	0.014	0.021	0.033	-	-	0.021
	Ag oz/t	-	0.024	0.069	0.063	0.028	0.078	0.129	0.116	0.089	0.180	0.173	-	-	0.084
	K oz Au	29	233	191	178	127	231	150	96	128	143	9	-	-	1,516
	K oz Ag	-	196	662	685	143	584	1,105	712	804	1,255	48	-	-	6,195
Total Waste	K Tons	13,813	26,595	32,523	26,127	41,299	41,395	34,337	25,503	40,853	11,535	77	-	-	294,056
Total Mined	K Tons	15,135	34,703	42,106	36,953	46,393	48,897	42,875	31,630	49,923	18,517	357	-	-	367,490
Strip Ratio	W : O	10.45	3.28	3.39	2.41	8.11	5.52	4.02	4.16	4.50	1.65	0.28	-	-	4.00
Total Ore Processed	Units	Pre-Prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Total
Total Ore Processed	K Tons	465	8,242	9,208	10,145	6,646	7,121	7,522	6,637	9,938	7,045	465	-	-	73,433
	Au oz/t	0.010	0.026	0.021	0.018	0.024	0.026	0.019	0.022	0.014	0.020	0.025	-	-	0.021
	Ag oz/t	-	0.024	0.064	0.070	0.029	0.079	0.128	0.113	0.093	0.175	0.165	-	-	0.084
Total Placed	K oz Au	5	214	193	182	159	182	140	145	140	144	12	-	-	1,516
Total Recoverable	K oz Au	-	141	130	123	120	149	86	101	79	92	35	5	0	1,062
Total Recovered	K oz Au	-	149	114	124	114	150	77	101	72	99	38	17	18	1,072
Total Placed	K oz Ag	-	195	587	710	191	564	962	748	928	1,234	77	-	-	6,195
Total Recoverable	K oz Ag	-	15	62	94	48	50	105	95	113	144	47	4	0	778
Total Recovered	K oz Ag	-	12	55	81	55	41	91	92	98	123	65	20	26	760
Cumulative Recovery	% Au	-	68.0%	63.7%	65.0%	66.4%	69.4%	67.5%	67.8%	66.1%	66.4%	68.4%	70.7%	70.7%	70.8%
	% Ag	-	6.2%	8.5%	9.9%	12.0%	10.8%	10.4%	10.8%	10.7%	10.6%	11.5%	11.8%	12.3%	12.4%

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Table 22-2: Life of Mine Process Statistics

Total Ore (kt)	73,433
Gold (oz/t)	0.021
Silver (oz/t)	0.084
Contained Gold (kozs)	1,516
Contained Silver (kozs)	6,195
Gold Recovery %	70.7%
Silver Recovery %	12.3%
Recovered Gold (kozs)	1,072
Recovered Silver (kozs)	760

Gold recoveries in the tables above include a slight increase due to residual leaching. This is described in Section 13.7 of this report. This is the reason for the recovered gold ounces being slightly higher than the recoverable gold ounces.

22.3	Smelter Return Factors

No contractual payable metal rates have yet been negotiated with smelters. Qualified Persons from M3 used typical rates based on industry experience or published guidelines. Payable rates for metals used were 99.9% for gold and 99.0% for silver. A bullion refining, transportation and insurance charge of $2.15 per troy ounce of gold was applied.

The project has a silver streaming agreement where Orla retains 15% of the revenue associated with silver. The impact of the silver streaming agreement is reflected in the project economic parameters.

22.4	Capital Expenditure

The capital expenditure schedule for the life of mine is shown in Table 22-3 below.

Table 22-3: Capital Expenditure Schedule

Capital Expenditure, $000	Initial	Sustaining
	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Mine Pre-Production	$22,614
Mine Capital	$37,152	$30,906	$37,058	$25,700	$10,390	$7,178	$7,336	$799	$0	$0	$0
Process	$324,138	$45,460	$5,028	$15,051	$13,148	$4,201	$0	$0	$0	$0	$0
Owner's Cost	$10,837	$6,861
Total	$394,741	$83,226	$42,085	$40,751	23,538	$11,379	$7,336	$799	$0	$0	$0

22.5	Revenue

Annual revenue is determined by applying metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life-of-mine production without escalation or hedging. Gold bullion revenue is based on the gross value of the payable metals sold before refining and transportation charges. Gold and silver metal pricing are based on publish consensus long-term pricing as researched by the Owner and presented in Section 19:

Gold            $3,100 per troy ounce

Silver          $36.50 per troy ounce

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22.6	Total Production Cost

The total production cost includes mine operations, process plant operations, general administration, reclamation and closure, and government fees. Table 22-4 shows the estimated operating costs by area based on payable metals for the life of mine.

Table 22-4: LOM Operating Costs

LOM Operating Cost ($000)
Mining	$816,007
Process Plant	$302,204
G&A	$80,678
Refining	$2,308
Total Operating Cost	$1,201,197
Royalty	$97,464
Salvage Value	-$16,419
Reclamation/Closure	$29,193
Total Production Cost	$1,311,435

22.7	Depreciation

The depreciation cost was calculated using a 7-year modified accelerated cost recovery system (MACRS) depreciation method following both initial and sustaining capital.

22.8	Royalties

As discussed in Section 4 to this Technical Report, portions of the unpatented and private lands are encumbered with royalties predominantly in the form of standard NSR or GSR and MP royalty agreements, or NPI agreements. The royalty value in Table 22-4 reflects the expected net royalty amounts.

22.9	Excise Tax

An excise tax is applied to gross revenue. The excise tax rate is 0.75% for gross annual revenue between $20 million and $150 million. The excise tax rate is 1.10% for gross annual revenue above $150 million.

22.10	Income Tax

A net proceeds tax of 5% is applied to revenue minus excise tax, operating cost, and depreciation. Regular corporate tax of 21% is applied to taxable corporation income after adjustments for state tax, if any, and net proceeds tax. No state income tax was applied.

22.11	Net Income After-Tax

The net income after-taxes is projected to be $1.095 billion.

22.12	Project Financing

It is assumed that the project will be all equity financed.

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22.13	Economic Indicators

The economic analyses for the project are summarized in Table 22-5 below. The NPV calculations have been conducted per the Mid-Year discounting method, as opposed to the Year-End discounting method. The Mid-Year discounting method provides a closer representation of how cash flows are expected to be received in a normal year of operation.

Table 22-5: Key Economic Results

Indicators	Before-Tax	After-Tax
LOM Cash Flow ($000)	$1,413,021	$1,094,559
NPV @ 5% ($000)	$1,010,583	$782,677
NPV @ 10% ($000)	$733,940	$564,747
IRR	54.7%	48.0%
Payback (years)	1.8	2.0

Note: Gold price at $3,100 per ounce; silver price at $36.50 per ounce.

22.14	Sensitivity Analysis

Table 22-6 below shows the sensitivity analysis of the key economic indicators (cash flow, NPV, IRR, and payback) to changes in gold prices.

Table 22-6: Sensitivity Analysis

Financial Indicators	$4,500 Gold	$3,500 Gold	Base Case	$2,500 Gold	$2,000 Gold
Gold Price (per troy oz)	$4,500	$3,500	$3,100	$2,500	$2,000
Silver Price (per troy oz)	$52.98	$41.21	$21.50	$29.44	$23.55
Pre-tax Cash Flow, $M	$2,872.1	$1,332.1	$1,413.0	$787.7	$266.6
Pre-tax Net Present Value (5%) in $M	$2,136.0	$989.5	$1,010.6	$528.3	$126.3
Pre-tax Internal Rate of Return (IRR)	106.6%	69.5%	54.7%	32.2%	12.1%
Pre-tax Payback (Years)	0.9	1.4	1.8	2.9	4.8
After-tax Cash Flow, $M	$2,203.7	$1,030.9	$1,094.6	$611.7	$201.8
After-tax Net Present Value (5%) in $M	$1,650.9	$764.7	$782.7	$405.5	$82.5
After-tax Internal Rate of Return (IRR)	95.1%	61.2%	48.0%	28.1%	10.0%
After-tax Payback (Years)	0.9	1.5	2.0	3.1	4.9

22.15	Detailed Financial Model

The detailed financial model, shown in Table 22-7, was developed in compliance with the FSU requirement. This model has captured all the parameters of the mine production volume, annual sales revenue, and all the associated costs. This model was used to calculate the economics of the project, as well as for the sensitivity analysis. Totals in Table 22-7 may not add due to rounding.

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Table 22-7: Detailed Financial Model

ORLA-GSV South Railroad Project - Financial Model
M3-PN250005	LOM	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Mine
Ore (kt)	73,433	1,322	8,108	9,583	10,827	5,094	7,502	8,538	6,128	9,070	6,982	280	-	-	-	-	-
Gold (oz/t)	0.021	0.022	0.029	0.020	0.016	0.025	0.031	0.018	0.016	0.014	0.021	0.033	-	-	-	-	-
Silver (oz/t)	0.084	-	0.024	0.069	0.063	0.028	0.078	0.129	0.116	0.089	0.180	0.173	-	-	-	-	-
Contained Gold (kozs)	1,516	29	233	191	178	127	231	150	96	128	143	9	-	-	-	-	-
Contained Silver (kozs)	6,195	-	196	662	685	143	584	1,105	712	804	1,255	48	-	-	-	-	-
Waste (kt)	294,056	13,813	26,595	32,523	26,127	41,299	41,395	34,337	25,503	40,853	11,535	77	-	-	-	-	-
Total Material Mined (kt)	367,490	15,135	34,703	42,106	36,953	46,393	48,897	42,875	31,630	49,923	18,517	357	-	-	-	-	-

Process Plant
ROM Processing
Dark Star (kt)	20,772	465	3,565	3,578	4,666	2,451	1,372	-	-	4,228	448	-	-	-	-	-	-
Gold (oz/t)	0.010	0.010	0.010	0.011	0.010	0.010	0.011	-	-	0.010	0.011	-	-	-	-	-	-
Silver (oz/t)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contained Gold (kozs)	218	5	37	39	49	25	16	-	-	43	5	-	-	-	-	-	-
Contained Silver (kozs)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gold Recovery %	75.5%
Silver Recovery %	0.0%
Recoverable Gold (kozs)	165	-	21	21	32	24	22	8	3	12	12	7	3	-	-	-	-
Recoverable Silver (kozs)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Pinion (kt)	16,322	-	874	1,615	1,464	169	1,740	3,507	2,622	1,694	2,582	55	-	-	-	-	-
Gold (oz/t)	0.008	-	0.008	0.008	0.008	0.009	0.008	0.008	0.008	0.007	0.008	0.009	-	-	-	-	-
Silver (oz/t)	0.093	-	0.041	0.080	0.078	0.097	0.106	0.084	0.086	0.116	0.120	0.125	-	-	-	-	-
Contained Gold (kozs)	131	-	7	13	12	1	15	29	22	12	20	0	-	-	-	-	-
Contained Silver (kozs)	1,514	-	36	129	114	16	185	295	224	197	310	7	-	-	-	-	-
Gold Recovery %	51.7%
Silver Recovery %	5.0%
Recoverable Gold (kozs)	68	-	1	5	6	4	5	10	11	9	10	4	2	0	-	-	-
Recoverable Silver (kozs)	76	-	1	3	5	3	6	11	12	11	14	6	3	0	-	-	-

Total ROM (kt)	37,094	465	4,439	5,193	6,130	2,620	3,112	3,507	2,622	5,922	3,030	55	-	-	-	-	-
Gold (oz/t)	0.009	0.010	0.010	0.010	0.010	0.010	0.010	0.008	0.008	0.009	0.008	0.009	-	-	-	-	-
Silver (oz/t)	0.041	-	0.008	0.025	0.019	0.006	0.059	0.084	0.086	0.033	0.102	0.125	-	-	-	-	-
Contained Gold (kozs)	349	5	44	52	61	26	30	29	22	55	24	0	-	-	-	-	-
Contained Silver (kozs)	1,514	-	36	129	114	16	185	295	224	197	310	7	-	-	-	-	-
Gold Recovery %	66.6%
Silver Recovery %	5.0%
Recoverable Gold (kozs)	232	-	23	26	37	28	26	18	14	22	22	11	5	0	-	-	-
Recoverable Silver (kozs)	76	-	1	3	5	3	6	11	12	11	14	6	3	0	-	-	-

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ORLA-GSV South Railroad Project - Financial Model
M3-PN250005	LOM	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
2-Stage Crush Processing
Dark Star (kt)	10,892	-	2,693	1,198	709	2,978	1,779	63	456	855	148	14	-	-	-	-	-
Gold (oz/t)	0.050	-	0.053	0.060	0.051	0.037	0.060	0.105	0.096	0.024	0.018	0.017	-	-	-	-	-
Silver (oz/t)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contained Gold (kozs)	543	-	143	72	36	110	107	7	44	21	3	0	-	-	-	-	-
Contained Silver (kozs)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gold Recovery %	82.1%
Silver Recovery %	0.0%
Recoverable Gold (kozs)	446	-	109	63	36	68	103	11	35	13	6	0	0	-	-	-	-
Recoverable Silver (kozs)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Pinion (kt)	25,447	-	1,110	2,817	3,306	1,048	2,230	3,952	3,559	3,161	3,867	397	-	-	-	-	-
Gold (oz/t)	0.025	-	0.024	0.025	0.026	0.021	0.020	0.026	0.022	0.020	0.030	0.028	-	-	-	-
Silver (oz/t)	0.184	-	0.143	0.162	0.180	0.167	0.170	0.169	0.147	0.231	0.239	0.176	-	-	-	-	-
Contained Gold (kozs)	625	-	27	70	85	22	44	104	80	65	117	11	-	-	-	-	-
Contained Silver (kozs)	4,681	-	159	457	596	175	379	666	523	731	924	70	-	-	-	-	-
Gold Recovery %	61.5%
Silver Recovery %	15.0%
Recoverable Gold (kozs)	384	-	10	40	50	24	20	57	51	45	64	23	0	-	-	-	-
Recoverable Silver (kozs)	702	-	15	58	89	44	44	94	83	102	130	41	1	-	-	-	-

Total 2-Stage Crush (kt)	36,339	-	3,803	4,015	4,015	4,026	4,009	4,015	4,015	4,016	4,015	410	-	-	-	-	-
Gold (oz/t)	0.032	-	0.045	0.035	0.030	0.033	0.038	0.028	0.031	0.021	0.030	0.028	-	-	-	-	-
Silver (oz/t)	0.129	-	0.042	0.114	0.148	0.043	0.095	0.166	0.130	0.182	0.230	0.170	-	-	-	-	-
Contained Gold (kozs)	1,167	-	170	141	121	133	152	111	123	85	120	11	-	-	-	-	-
Contained Silver (kozs)	4,681	-	159	457	596	175	379	666	523	731	924	70	-	-	-	-	-
Gold Recovery %	71.1%
Silver Recovery %	15.0%
Recoverable Gold (kozs)	830	-	118	104	86	92	123	68	86	58	70	24	0	-	-	-	-
Recoverable Silver (kozs)	702	-	15	58	89	44	44	94	83	102	130	41	1	-	-	-	-

Total Processing
Total Ore (kt)	73,433	465	8,242	9,208	10,145	6,646	7,121	7,522	6,637	9,938	7,045	465	-	-	-	-	-
Gold (oz/t)	0.021	0.010	0.026	0.021	0.018	0.024	0.026	0.019	0.022	0.014	0.020	0.025	-	-	-	-	-
Silver (oz/t)	0.084	-	0.024	0.064	0.070	0.029	0.079	0.128	0.113	0.093	0.175	0.165	-	-	-	-	-
Contained Gold (kozs)	1,516	5	214	193	182	159	182	140	145	140	144	12	-	-	-	-	-
Contained Silver (kozs)	6,195	-	195	587	710	191	564	962	748	928	1,234	77	-	-	-	-	-
Gold Recovery %	70.0%	0.0%	65.8%	67.0%	67.7%	75.2%	82.0%	61.7%	69.6%	56.6%	64.2%	294.3%
Silver Recovery %	12.6%		7.8%	10.5%	13.2%	24.9%	8.9%	10.9%	12.7%	12.2%	11.7%	61.5%
Recoverable Gold (kozs)	1,062	-	141	130	123	120	149	86	101	79	92	35	5	0	-	-	-
Recoverable Silver (kozs)	778	-	15	62	94	48	50	105	95	113	144	47	4	0	-	-	-

M3-PN250005 27 February 2026 Revision 0	550

South Railroad Project
Form 43-101F1 Technical Report

ORLA-GSV South Railroad Project - Financial Model
M3-PN250005	LOM	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Payable Metals
Gold (kozs)	1,072		149	114	124	114	149	77	101	72	99	38	17	18	0	-	-
Silver (kozs)	760		12	55	81	55	41	91	92	98	123	65	20	26	0	-	-

Metal Prices
Gold ($/oz)	$3,100.00		$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$3,100.00	$0.00	$0.00
Silver ($/oz)	$36.50		$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$36.50	$0.00	$0.00

Revenues ($000)
Gold	$3,324,149		$461,613	$352,513	$382,934	$353,039	$463,144	$238,355	$313,888	$223,987	$307,654	$119,320	$52,512	$54,906	$284	$0	$0
Silver (Net of Silver Streaming Agreement)	$4,161		$66	$299	$443	$302	$224	$500	$502	$538	$673	$358	$112	$142	$1	$0	$0
Total Revenues	$3,328,310		$461,679	$352,812	$383,376	$353,341	$463,368	$238,856	$314,390	$224,525	$308,327	$119,679	$52,624	$55,048	$285	$0	$0

Operating Cost ($000)
Mining	$816,007		$83,588	$89,996	$85,697	$104,108	$104,990	$95,599	$83,022	$105,555	$60,091	$3,362	$0	$0	$0	$0	$0
Process Plant	$302,204		$30,980	$31,453	$32,263	$28,445	$28,736	$27,612	$26,690	$30,129	$27,115	$11,169	$9,509	$9,509	$8,594	$0	$0
G&A	$80,678		$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$3,508	$3,508	$3,508	$0	$0
Refining	$2,308		$320	$245	$266	$245	$322	$165	$218	$156	$214	$83	$36	$38	$0	$0	$0
Total Operating Cost	$1,201,197		$121,904	$128,710	$125,241	$139,813	$141,062	$130,391	$116,946	$142,855	$94,435	$21,630	$13,053	$13,055	$12,102	$0	$0

Royalty	$97,464		$12,754	$6,828	$7,985	$9,846	$13,291	$7,012	$10,079	$7,661	$12,691	$4,970	$1,726	$2,607	$14	$0	$0
Salvage Value	-$16,419		$0	$0	$0	$0	$0	$0	$0	$0	$0	-$16,419	$0	$0	$0	$0	$0
Reclamation/Closure	$29,193		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$29,193	$0	$0
Total Production Cost	$1,311,435		$134,658	$135,538	$133,226	$149,659	$154,353	$137,403	$127,025	$150,516	$107,126	$10,181	$14,779	$15,662	$41,309	$0	$0

Operating Income	$2,016,875		$327,021	$217,275	$250,150	$203,682	$309,014	$101,452	$187,365	$74,008	$201,201	$109,497	$37,846	$39,387	-$41,023	$0	$0

Depreciation ($000)
Total Capital	$603,151		$78,948	$92,904	$101,041	$108,830	$113,128	$36,309	$26,509	$18,812	$11,385	$7,496	$5,514	$1,358	$918	$0	$0

Total Depreciation	$603,151		$78,948	$92,904	$101,041	$108,830	$113,128	$36,309	$26,509	$18,812	$11,385	$7,496	$5,514	$1,358	$918	$0	$0

Net Income after Depreciation	$1,413,724		$248,073	$124,370	$149,109	$94,853	$195,886	$65,144	$160,856	$55,196	$189,816	$102,002	$32,331	$38,029	-$41,941	$0	$0

Taxes ($000)
Net Proceeds and Excise Tax	$103,820	$0	$16,907	$9,184	$11,729	$9,648	$16,753	$4,556	$9,827	$4,002	$12,065	$4,987	$2,001	$2,161	$0	$0	$0
Income Tax	$214,642	$0	$19,743	$16,473	$24,897	$17,937	$39,273	$5,155	$21,631	$3,983	$31,853	$19,116	$7,007	$7,572	$0	$0	$0
Total Taxes	$318,462		$36,650	$25,657	$36,626	$27,585	$56,027	$9,711	$31,458	$7,985	$43,919	$24,103	$9,008	$9,733	$0	$0	$0

Net Income after Taxes ($000)	$1,095,262		$211,422	$98,713	$112,483	$67,267	$139,860	$55,432	$129,398	$47,212	$145,897	$77,899	$23,324	$28,296	-$41,941	$0	$0

M3-PN250005 27 February 2026 Revision 0	551

South Railroad Project
Form 43-101F1 Technical Report

ORLA-GSV South Railroad Project - Financial Model
M3-PN250005	LOM	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Cash Flow ($000)
Net Income before Taxes	$1,413,724	$0	$248,073	$124,370	$149,109	$94,853	$195,886	$65,144	$160,856	$55,196	$189,816	$102,002	$32,331	$38,029	-$41,941	$0	$0
Add back Depreciation	$603,151	$0	$78,948	$92,904	$101,041	$108,830	$113,128	$36,309	$26,509	$18,812	$11,385	$7,496	$5,514	$1,358	$918	$0	$0
Operating Cash Flow	$2,016,875	$0	$327,021	$217,275	$250,150	$203,682	$309,014	$101,452	$187,365	$74,008	$201,201	$109,497	$37,846	$39,387	-$41,023	$0	$0

Working Capital ($000)
Accounts Receivable	$0	$0	-$12,649	$2,983	-$837	$823	-$3,014	$6,151	-$2,069	$2,462	-$2,296	$5,168	$1,837	-$66	$1,500	$8	$0
Accounts Payable	$0	$34,067	-$9,623	-$3,387	-$592	-$326	-$1,345	-$1,814	-$2,463	$3,096	-$5,970	-$8,976	-$1,057	$0	-$117	-$1,492	$0
Inventory (parts)	$0	$0
Spare Parts/WTP Pre-Prod Operation	-$6,861	$0	-$6,861	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Working Capital	-$6,861	$34,067	-$29,132	-$405	-$1,430	$497	-$4,360	$4,337	-$4,533	$5,558	-$8,266	-$3,808	$780	-$66	$1,383	-$1,484	$0

Initial Capital Expenditures ($000)
Pre-stripping	$31,719	$31,719	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Mining	$28,047	$28,047	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Process	$324,138	$324,138	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Owner's Cost	$10,837	$10,837	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Expansion Capital Expenditures ($000)
Mining	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Process	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Owner's Cost	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Sustaining Capital Expenditures ($000)
Mining	$119,367		$30,906	$37,058	$25,700	$10,390	$7,178	$7,336	$799	$0	$0	$0	$0	$0	$0	$0	$0
Process	$82,886		$45,460	$5,028	$15,051	$13,148	$4,201	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Owner's Cost	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Capital	$596,994	$394,741	$76,366	$42,085	$40,751	$23,538	$11,379	$7,336	$799	$0	$0	$0	$0	$0	$0	$0	$0

Cash Flow before Taxes ($000)	$1,413,021	-$360,674	$221,523	$174,785	$207,970	$180,642	$293,276	$98,454	$182,033	$79,566	$192,935	$105,690	$38,625	$39,320	-$39,640	-$1,484	$0
Cumulative Cash Flow before Taxes ($000)		-$360,674	-$139,151	$35,634	$243,604	$424,245	$717,522	$815,976	$998,008	$1,077,574	$1,270,510	$1,376,200	$1,414,825	$1,454,145	$1,414,505	$1,413,021	$1,413,021

Cash Taxes Payable	$318,462	$0	$0	$36,650	$25,657	$36,626	$27,585	$56,027	$9,711	$31,458	$7,985	$43,919	$24,103	$9,008	$9,733	$0	$0
Cash Flow after Taxes ($000)	$1,094,559	-$360,674	$221,523	$138,134	$182,313	$144,016	$265,691	$42,427	$172,321	$48,108	$184,951	$61,771	$14,522	$30,312	-$49,373	-$1,484	$0
Cumulative Cash Flow after Taxes ($000)		-$360,674	-$139,151	-$1,016	$181,296	$325,312	$591,003	$633,430	$805,752	$853,860	$1,038,810	$1,100,581	$1,115,104	$1,145,416	$1,096,043	$1,094,559	$1,094,559

M3-PN250005 27 February 2026 Revision 0	552

South Railroad Project
Form 43-101F1 Technical Report

ORLA-GSV South Railroad Project - Financial Model
M3-PN250005	LOM	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Financial Indicators before Taxes ($000)
NPV @ 0%	$1,413,021
NPV @ 5%	$1,010,583
NPV @ 10%	$733,940
IRR	54.7%
Payback (years)	1.8		1.0	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-

Financial Indicators after Taxes ($000)
NPV @ 0%	$1,094,559
NPV @ 5%	$782,677
NPV @ 10%	$564,747
IRR	48.0%
Payback (years)	2.0		1.0	1.0	0.0	-	-	-	-	-	-	-	-	-	-	-	-

Payable Au (kozs)	1,072	-	149	114	124	114	149	77	101	72	99	38	17	18	0	-	-

Mining	$816,007	$0	$83,588	$89,996	$85,697	$104,108	$104,990	$95,599	$83,022	$105,555	$60,091	$3,362	$0	$0	$0	$0	$0
Process Plant	$302,204	$0	$30,980	$31,453	$32,263	$28,445	$28,736	$27,612	$26,690	$30,129	$27,115	$11,169	$9,509	$9,509	$8,594	$0	$0
G&A	$80,678	$0	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$7,015	$3,508	$3,508	$3,508	$0	$0
Refining	$2,308	$0	$320	$245	$266	$245	$322	$165	$218	$156	$214	$83	$36	$38	$0	$0	$0
Royalty	$97,464	$0	$12,754	$6,828	$7,985	$9,846	$13,291	$7,012	$10,079	$7,661	$12,691	$4,970	$1,726	$2,607	$14	$0	$0
Cash Cost before By-Product Credit	$1,298,661	$0	$134,658	$135,538	$133,226	$149,659	$154,353	$137,403	$127,025	$150,516	$107,126	$26,600	$14,779	$15,662	$12,116	$0	$0
$/Au oz	$1,211	$0	$904	$1,192	$1,079	$1,314	$1,033	$1,787	$1,255	$2,083	$1,079	$691	$872	$884	$132,149	$0	$0

Silver Credit	$4,161	$0	$66	$299	$443	$302	$224	$500	$502	$538	$673	$358	$112	$142	$1	$0	$0
Cash Cost after By-Product Credit	$1,294,500	$0	$134,592	$135,238	$132,783	$149,357	$154,129	$136,903	$126,523	$149,979	$106,454	$26,242	$14,667	$15,519	$12,115	$0	$0
$/Au oz	$1,207	$0	$904	$1,189	$1,075	$1,311	$1,032	$1,781	$1,250	$2,076	$1,073	$682	$866	$876	$132,135	$0	$0

Sustaining Capital Expenditures
Mining	$119,367	$0	$30,906	$37,058	$25,700	$10,390	$7,178	$7,336	$799	$0	$0	$0	$0	$0	$0	$0	$0
Process	$82,886	$0	$45,460	$5,028	$15,051	$13,148	$4,201	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Owner's Cost	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Salvage Value	-$16,419	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	-$16,419	$0	$0	$0	$0	$0
Reclamation/Closure	$29,193	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$29,193	$0	$0
Net Proceeds and Excise Tax	$103,820	$0	$16,907	$9,184	$11,729	$9,648	$16,753	$4,556	$9,827	$4,002	$12,065	$4,987	$2,001	$2,161	$0	$0	$0
AISC	$1,613,347	$0	$227,865	$186,508	$185,263	$182,542	$182,261	$148,795	$137,149	$153,980	$118,519	$14,809	$16,668	$17,680	$41,307	$0	$0
$/Au oz	$1,505	$0	$1,530	$1,640	$1,500	$1,603	$1,220	$1,935	$1,355	$2,131	$1,194	$385	$984	$998	$450,546	$0	$0

M3-PN250005 27 February 2026 Revision 0	553

South Railroad Project
Form 43-101F1 Technical Report

23	Adjacent Properties

The Railroad- Pinion property is situated along the southeastern portion of the Carlin Gold Trend. The Rain Mining District, which is largely controlled by Nevada Gold Mines, is located 2 to 3 km (1.2 to 2 miles) north of the South Carlin Complex. The Rain District has been an active exploration and mining area for several decades and is the location for current and past mining activities by Nevada Gold Mines and Newmont Mining at the Rain open pit and underground mine and Emigrant open pit mine. To the south of the South Carlin Complex, several exploration areas have received sporadic exploration over the past three to four decades including Pony Creek. Adjacent properties to the South Carlin Complex are described below. The authors of this Technical Report have not visited or worked at any of these projects and where references are made to past production and/or historic or current mineral resources the authors have not verified the information. The information regarding such adjacent properties is not necessarily indicative of the mineralization on the property that is the subject of this Report.

23.1	Rain

Rain is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north of Gold Standard’s North Bullion mineral resource. Newmont operated the Rain open pit mine, the Rain underground mine and the SMZ open pit mine from 1988 to 2000; and produced approximately 1.24 million ounces (Ressel et al., 2015. Longo et al. (2002) summarized a number of mineral resources for the three deposits as follows: Rain open pit 15.5 million tons (14.1 million tonnes) at 0.066 opt (2.3 g/t) Au for a total of 1,017,300 ounces of gold; Rain Underground 1.154 million tons (1.04 million tonnes) at 0.23 opt (7.9 g/t) Au for a total of 265,000 ounces of gold and the SMZ open pit 1.5 million tons (1.4 million tonnes) at 0.019 opt (0.65 g/t) Au for a total of 30,000 ounces of gold. The mineral resources pre-date NI 43-101 and little or no detailed information such as potential mineral resource category or number of drill holes is presented for the estimates or how the mineral resources were arrived at. Therefore, the estimates are considered historic in nature and should not be relied upon. The authors of this Technical Report have been unable to verify this and this information is not necessarily indicative of the mineralization of the South Carlin Complex.

Along strike to the northwest of the Rain Project and likely on the same structure are the Saddle and Tess gold deposits. The mineralized zones are roughly 3.5 km (2 miles) north of the South Carlin Complex and 10 km (6 miles) northwest of the North Bullion mineral resource. Longo et al. (2002) states that Newmont identified a primarily underground high sulphide mineral resource of 1.37 million tons (1.23 million tonnes) at 0.572 opt (19.6 g/t) Au for a total of 782,000 ounces of gold at Saddle and 3.99 million tons (3.59 million tonnes) at 0.37 opt (12.7 g/t) Au for a total of 1,475,000 ounces of gold at Tess. The project was part of the Newmont South Area of operations but has recently been consolidated under the Newmont/Barrick Joint Venture (Nevada Gold Mines). No mining has been conducted at the two deposits. The mineral resources pre-date NI 43-101 and little or no detailed information such as potential mineral resource category or number of drill holes etc. is presented for the estimates or how the mineral resources were arrived at, therefore, the estimates are considered historic in nature and should not be relied upon. The authors of this Technical Report have not visited the Rain property, nor have they verified the historic estimates provided by Longo et al. (2002).

The Rain trend of mineralization is characterized by disseminated gold mineralization hosted in dominantly oxidized, silicified, dolomitized, and barite rich collapse breccia with rare sulfides, developed along the Webb Formation mudstone/Devils Gate Formation calcarenite contact and along the Rain Fault. Ore-controlling features at Rain include the west-northwest striking Rain fault, the Webb/Devils Gate contact, collapse breccia and northeast striking cross faults. Shallow oxide zones at the Rain deposit give way along the west-northwest trend to deeper sulphide- and carbon-bearing zones of substantial size and grade at the Saddle and Tess deposits.

M3-PN250005 27 February 2026 Revision 0	554

South Railroad Project
Form 43-101F1 Technical Report

23.2	Emigrant

Emigrant is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north-northeast of the North Bullion mineral deposits. Until recently Newmont/Nevada Gold Mines has been mining the deposit through open pit methods and processing the ore at an onsite, run of mine heap leach operation with some crushing. The operation currently appears to be shut down. Disseminated gold mineralization is hosted in oxidized, silicified, dolomitized, and barite rich collapse breccia developed within the Webb Formation mudstone. Important ore-controlling features at Emigrant include the north-south-striking Emigrant Fault, collapse breccia and the Northeast Fault.

Open pit, oxide mineral resource and mineral reserve calculations for Newmont’s Carlin Trend operations are typically commingled into a single heading of “Carlin open pits, Nevada” category. In 2003, mineral reserves at Emigrant were published at 1,220,000 ounces (Newmont, 2012). No details were provided by Newmont as to the quality of the mineral reserves. The mine is expected to produce roughly 800,000 ounces of gold over a ten plus year mine life and has recently commenced production (Harding, 2012). The authors of this Technical Report have been unable to verify this, and this information is not necessarily indicative of the mineralization on the South Carlin Complex.

M3-PN250005 27 February 2026 Revision 0	555

South Railroad Project
Form 43-101F1 Technical Report

24	Other Relevant Data and Information

There are no additional data for the South Railroad property beyond that discussed in the preceding sections.

M3-PN250005 27 February 2026 Revision 0	556

South Railroad Project
Form 43-101F1 Technical Report

25	Interpretation and Conclusions

The authors of this Technical Report believe that South Railroad is a project of merit and warrants advancing the study to detailed engineering and ultimately project construction.

The authors have reviewed the project data, including the drill-hole database and available metallurgical information, and have visited the project site. The authors believe that the data provided by Gold Standard, as well as the geological interpretations Gold Standard has derived from the data, are generally an accurate and reasonable representation of the South Railroad property. Based on the positive results of this FSU, the project should continue on a path to a production decision.

Presently, estimated mineral reserves include 1.60 million proven and probable ounces of gold and 6.1 million proven and probable ounces of silver in the Dark Star and Pinion deposits combined, and estimated mineral resources (inclusive of mineral reserves) include 1.94 million measured and indicated ounces of gold in the Dark Star and Pinion deposits combined, as well as inferred mineral resource estimates of 0.76 million ounces of gold in the Dark Star and Pinion deposits combined. Estimated mineral resources (inclusive of mineral reserves) for Pinion also include 7.4 million measured and indicated ounces of silver, as well as inferred mineral resource estimates of 0.11 million ounces of silver. The combined Jasperoid Wash and North Bullion mineral resource estimates, 0.51 million ounces of gold classified as measured and indicated and 0.42 million ounces of gold classified as inferred. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized.

25.1	Project Risks

25.1.1	Geotechnical Characterization

At the date of this Technical Report, the access road improvements and materials required have been assumed to be in relative alignment with existing roads in the area, which needs to be verified in future studies. Costs in the FSU assume average ground conditions and that no additional major engineering will be required. Surface geotechnical work is anticipated to be completed this summer as weather and permitting allows. Worse than assumed ground conditions may increase the cost of access road development.

25.1.2	Pit Lake Geochemistry

•	The ground water hydrology model is currently under development. At present no major risks were identified related to ground water considerations.

•	At the date of this Technical Report, the pit lake geochemistry and ground water model are still under development. At present, the FSU financials assumes that no water treatment is required for final pit lakes. Pit lake geochemistry and ground water modeling is currently in progress. Results of this work could indicate the need for water treatment and/or other closure requirements to meet state water standards. Water treatment of pit lakes may increase the closure cost of the project.

25.2	Project Opportunities

1.	Oxide mineral resources ($1,750 Au) are currently drilled to Inferred (Jasperoid Wash and POD) status, as are sulfide mineral resources in the North Bullion and POD deposits. These mineral resources are not included in the current mine plan and should be evaluated for impacts to the project and work required to bring forward.

2.	Mine plans should undergo various iterations to

a.	Evaluate opportunity for utilizing surface exposed mineralization at Dark Star Main and Pinion for placement as crushed over-liner.

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b.	Evaluate recently discovered mineralized gravels east of the Dark Star Main pit for potential inclusion in the mine design or utilization as heap leach gravel over-liner cover.

3.	Pit designs should undergo various iterations to

a.	Investigate opportunities to utilize limestone material in the Pinion deposit for neutralization capacity of PAG material which may reduce waste rock storage facility construction.

b.	Investigate opportunities to utilize limestone sources for construction and construction cement requirements, as well as lime to be used for leaching.

25.3	Exploration and Mineral Resource Expansion

Pinion remains open to exploration and expansion in all directions, particularly to the south where the most recent resources were extended, and to the north where the near-surface LT target has yet to be modeled. Increasing intrusive dikes have also been encountered as drilling progresses southward, suggesting that the source of the mineralized system is located somewhere farther south. However, the deposit is deeper where the host MLBX dips downward to the east, west and south. As gold prices continue to increase, these areas may require additional drilling to define the economic edges to mineralization. At Dark Star, the known mineralization is well-defined within the limits of the current resources, however, there is potential at depth on the West fault, and beneath colluvial cover along strike to the north. Additionally, the steep portion of Jasperoid Wash is open along strike, and the shallow-dipping portion on the east side is open to the north, south and east. Mineral resources can potentially be increased with expansion drilling, and delineation drilling could upgrade classification of the shallow-dipping resources. Jasperoid Wash and the deposits at North Bullion contain oxide and sulfide mineral resources at $2,800 gold price. The mineralization at Jasperoid Wash, and the POD, Sweet Hollow and South Lodes deposits at North Bullion have the potential to be mined via open pits, whereas the sulfide mineralization at the North Bullion deposit could be exploited in a combination open pit and underground scenario. There is also newly defined, relatively high-grade sulfide material below the Dark Star pit that could potentially be mined from underground. Current classification of mineral resources as Inferred prevent the material from these deposits from consideration within the FSU and mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Gold Standard’s South Railroad property is centered on alower-plate window of the Carlin trend. The property has promising geologic characteristics similar to other productive districts of the Carlin trend, including carbonate host rocks, older thrust faults and folds, younger extensional faults and an Eocene (Carlin age) magmato-thermal event. Deposits at South Railroad are hosted both in collapse breccia developed along the Devonian Devils Gate limestone/Mississippian Tripon Pass micrite contact and within highly permeable Pennsylvanian-Permian clastic and carbonate units. These units are common hosts for Carlin-type gold deposits throughout north-central Nevada. The structural setting with north-, northeast- and northwest-striking Tertiary extensional faults overprinted on earlier compressional structures is a classic Carlin framework. There are numerous un-drilled and under-drilled targets along prospective structural corridors. As Orla continues to expand its property position in the area, the opportunities will continue to increase proportionally.

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26	Recommendations

Based on the results of this Feasibility Study Update, the authors conclude that the South Railroad Property represents a technically sound, economically robust, and execution-ready mining project that warrants advancement into full construction execution. This Feasibility Study demonstrates that the Project satisfies all material technical, economic, environmental, permitting, and operational criteria required to support a construction decision, subject to the assumptions, risks, and mitigating measures identified therein.

The mine plan, processing flowsheet, infrastructure layout, and waste management strategies have been developed to a level of detail commensurate with feasibility-level accuracy and are supported by appropriate engineering, test work, and trade-off analyses. Metallurgical test results confirm the suitability of the selected process route, and mine design and scheduling are based on appropriately classified Mineral Reserves prepared in accordance with CIM Definition Standards. No fatal flaws have been identified that would materially impede construction or sustained operations.

Project execution is recommended under an Engineering, Procurement, and Construction Management (EPCM) delivery model. This approach is considered appropriate given the Project’s scale and technical complexity, and it provides flexibility to manage procurement strategies, contractor packaging, and schedule optimization while maintaining owner oversight of capital deployment and risk allocation. The EPCM model also supports phased commitment of capital, competitive tendering of major work packages, and alignment with the Project’s permitting and construction sequencing requirements.

Capital and operating cost estimates supporting this recommendation have been prepared to feasibility-level standards and are fully detailed in Section 21. The capital cost estimate incorporates direct and indirect costs, owner’s costs, allowances, and contingencies consistent with the level of engineering completed and the identified risk profile. Operating cost estimates are based on defined mine production schedules, process performance assumptions supported by test work, labor and consumable requirements, and site-specific logistics. Collectively, these estimates provide a reliable basis for project financing, budgeting, and execution planning.

The Project demonstrates positive economic indicators, including acceptable capital intensity, competitive operating costs, and resilience under reasonable sensitivity cases. Key project risks—technical, executional, environmental, and commercial—have been identified and are considered manageable within the proposed execution framework through established mitigation strategies, further detailed engineering, and disciplined project controls during the execution phase.

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Norby, J.W., Edie, R.J., Harp, M.T., Jackson, M.R., Koehler, S.R., Mathewson, D.C., Moore, S., Whitmer, N.E., and Wright, J.L., 2015, Pinion Gold Deposit, Elko County, Nevada: in Pennell, W.M., and Garside, L.J., eds., New Concepts and Discoveries, Geological Society of Nevada 2015 Symposium, Reno, Nevada, p. 169-189.

Nordquist, W.A., 1992, Railroad Project, Elko County Nevada 1991 Annual Report: Westmont Gold Inc., internal company report.

Orla Mining Ltd., 2025. NI 43-101 Technical Report on the Camino Rojo Project, Zacatecas State, Mexico. Prepared by SLR Consulting (Canada) Ltd., Kappes, Cassiday & Associates, and Blue Coast Research Ltd. Effective Date: March 31, 2025; Signature Date: July 17, 2025. SLR Project No.: 233.065118.00001. 1240 – 1140 West Pender Street, Vancouver, BC, Canada. 245 p.

Oversby, B., 1973, New Mississippian formation in northeast Nevada, and its possible significance: American Association of Petroleum Geologists Bulletin, v. 57, p. 1779-1783.

Parr, A.J., 1998, Pinon Project, Elko County Nevada, 1997 Exploration Report: internal company report prepared for Cameco (US) Inc.

Parr, A.J., 1999, Pinon and Jasperoid Wash Projects, Elko County Nevada, 1999 Exploration Report: internal company report prepared for Cameco (US) Inc.

Peek, B.C., 1994 (February), Dark Star Project, Elko County, Nevada, Geologic Resource Estimate: internal report prepared for Crown Resources Corp., 4 p.

Rayias, A.C., 1999, Stratigraphy, Structural Geology, Alteration, and Geochemistry of the Northeastern Railroad District, Elko County, Nevada: unpublished M.Sc. thesis, University of Nevada, Reno.

Redfern, R. R., 2002, Geological Report on the Dixie Creek Property: unpublished report for Frontier Pacific Mining Corporation, 34p.

Ressel, M.W., 2000, Summary of Research on Igneous Rocks and Gold Deposits on the Carlin Trend, Nevada: Ralph J. Roberts Center for Research in Economic Geology Annual Research Meeting 1999, Program and Reports, 38p.

Russell, R.H., 1999: Pony Creek Property, Elko County: internal report prepared for Quest International Management Services, Inc., 9 p.

Russell, R.H., 2004: Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District Elko County, Nevada: NI 43-101 report prepared for Mill City International Corp., 75 p., available on January 11, 2022 at < www.sedar.com >

Russell, R.H., 2006: Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District Elko County, Nevada: NI 43-101 report prepared for Vista Gold Corp. and Allied Nevada Gold Corp., 130 p., available on January 11, 2022 at < www.sedar.com >

Shaddrick, D.R., 2012, Technical Report on the Railroad Project, Elko County, Nevada, USA: Technical Report prepared for Gold Standard Ventures Inc. (NI43-101 compliant).

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South Railroad Project
Form 43-101F1 Technical Report

Simmons, 2019, Metallurgy Report – South Railroad Project. Report prepared for Gold Standard Ventures Inc., by G L. Simmons Consulting, LLC, September 2019, 122 p.

Sletten, S., P.E., Bermudez, B., P.E., Ibrado, A.S., P.E., Lindholm, M. CPG, Dyer, T, P.E., Anderson, J., Simmons, G.L., QP-MMSA, DeLong, R., QP-MMSA, RG, PG, Lutes, K, P.E. (2022). NI 43-101 Technical Report and Feasibility Study, South Railroad Project, Elko County, Nevada. Effective date February 23, 2022. Report issue date March 14, 2022. Prepared for Gold Standard Ventures Inc. Report M3-PN185047, 474p

Smith, J.F., Jr., and Ketner, K.B. (1968): Devonian and Mississippian rocks and the date of the Roberts Mountains thrust in the Carlin-Pinon Range area, Nevada: U.S. Geological Survey Bulletin 1251, 28 p.

Smith, J.F., and Ketner, K.B., 1975, Stratigraphy of Paleozoic Rocks, Carlin-Piñon Range area, Nevada: U.S. Geological Survey Professional Paper 867-A, 86 p..

Smith, J.F., and Ketner, K.B., 1978, Geologic Map of the Carlin-Pinon Range Area, Elko and Eureka Counties, Nevada: United States Geological Survey, Map I-1028, 1:62,500.

Spalding, V. (2018), NI 43-101 technical report, Pony Creek Project, Elko County, Nevada, United States of America, NI 43-101 report prepared for Contact Gold Corp. dated October 22, 2018, 118 p.

Steffen Robertson and Kirsten (B.C.) Inc., 1989 (August), Draft Acid Rock Drainage Technical Guide Volume 1: Norecol Environmental Consultants, and Gormely Process Engineering, British Columbia Acid Mine Drainage Task Force Report, 274p.

Stepperud, 2017a, Pinion Project Comminution Testing, Hazen Project 12352 Report – February 1, 2017. Unpublished letter report to Kappes, Cassiday & Associates.

Stepperud, 2017b, Comminution Testing, Hazen Project 12391 Report and Appendices A and B – July 5, 2017. Unpublished letter report to Kappes, Cassiday & Associates.

Stepperud, 2017c, Comminution Testing, Hazen Project 12514, Report and Appendices A and B – April 9, 2017. Unpublished letter report to Kappes, Cassiday & Associates.

Steperud, 2019a, Comminution Testing, Hazen Project 12635 Report and Appendices A and B, March 6, 2019, 73p. Unpublished letter report to Kappes, Cassiday & Associates.

Stepperud, 2019b, Comminution Testing, Hazen Project 12620, Report and Appendices A and B – February 2019, 63p. Unpublished letter report to Kappes, Cassiday & Associates.

Stewart, J.H., 1980, Geology of Nevada: Nevada Bureau of Mines and Geology Special Publication 4, 136p.

Teal, L., and Jackson, M., 1997, Geologic Overview of the Carlin Trend Gold Deposits and Description of Recent Deep Discoveries: in Vikre, P., Thompson, T.B., Bettles, K., Christensen, O., and Parratt, R., eds., Carlin-Type Gold Deposits Field Conference, Society of Economic Geologists Guidebook Series, Volume 28, p. 3-37.

Teal, L. and Jackson, M., 2002: Geologic Overview of the Carlin Trend Gold Deposits: in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 9-19.

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Form 43-101F1 Technical Report

Thyssen-Krupp Industrial Solutions AG, July 7, 2020 (TKIS 2020) – Test Proposal polycom® High-Pressure Grinding, Grindability Tests on Gold Ore for Dark Star and Pinion Projects, Nevada, for Kappes, Cassiday & Associates, 24p. Project Name: Dark Star and Pinion Projects. Sample ID: WE-16010 by Hohann Asneimer.

Turner, A., Dufresne, M.B. and Koehler, S.R., 2015 (March), Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA: unpublished Technical Report prepared for Gold Standard Ventures Inc. (NI43-101 compliant), 196p.

US Climate Data, https://www.usclimatedata.com/climate/carlin/nevada/united-states/usnv0107.

Wells, D. and Coppersmith, K. (1994): New empirical relationships among magnitude, rupture length, rupture width, rupture area, and surface displacement. Bulletin of Seismological Society of America 84: 974-1002.

Wells, R.A., 1995, Pinion/South Bullion Deposit Resource Estimates: Cyprus Metals Exploration Corporation internal memorandum.

Western Regional Climate Center Historic Climate Information, Carlin Newmont Mine, Nevada, 2011: Administered by N.O.A.A. http://www.wrcc.dri.edu/Climsumetershtml.

Wiliams, C.L., Thompson, T.B., Powell, J.L. and Dunbar, W.W., 2000, Gold-Bearing Breccias of the Rain Mine, Carlin Trend, Nevada: Economic Geology Volume 95(2), pp. 391-404.

Wood, J., 1995, South Bullion/Dark Star Resource Estimates: Cyprus Metals Exploration Corporation internal memorandum.

Wright, J.L., 2013, Railroad Property Gravity Survey – IV. internal company report prepared for Gold Standard Ventures.

Wright, J.L., 2016a, Railroad Property CSAMT Survey – Phase VI GIS Compilation: internal company report prepared for Gold Standard Ventures.

Wright, J.L. (2017a), Pony Creek Property Gravity Survey 2017 GIS Database: Technical Report, JL Geophysics, September 10, 2017.

Wright, J.L. (2017b), Pony Creek Property CSAMT Survey 2017 GIS Compilation: Technical Report, JL Wright Geophysics, December 28, 2017.

Wright, J.L., 2016b, Railroad Property Pearson, Deritter and Johnson Airborne Magnetic Survey GIS Database: internal company report prepared for Gold Standard Ventures.

Wright, J.L. (2018), Pony Creek Property CSAMT Survey 2018 GIS Compilation: Technical Report, JL Wright Geophysics, July 29, 2018.

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Appendix A

Feasibility Study Authors and Professional Qualifications

Certificates of Qualified Person (QP)

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Matthew Sletten

I, Matthew Sletten, P.E., do hereby certify that:

1.	I am employed as Vice President by M3 Engineering and Technology Corp., 2175 W. Pecos Rd. Suite 3, Chandler, AZ 85224;

2.	I graduated with a Master of Science in Structural Engineering and a Bachelor’s in Civil Engineering from the South Dakota School of Mines and Technology in 2004 and 2006, respectively;

3.	I am a registered Professional Engineer in good standing in the state of Arizona in the area of Civil Engineering, License #51936;

4.	I have worked as an engineer and project manager in the base metals and precious metals industry for a total of 20 years;

5.	My relevant work experience includes detailed engineering, engineering management, project management, corporate management, capital and operating cost development and report development for major mining projects throughout the world;

6.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “Qualified Person” for the purposes of NI 43-101.

7.	I am independent of the Company as described in Section 1.5 of NI 43-101;

8.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, with an effective date of September 30, 2025, prepared for Orla Mining Ltd.

9.	I am responsible for Sections 1, 1.1, 1.2, 1.10, 1.12, 1.13, 1.14, 2, 3, 4, 5, 18, 19, 21 (except 21.1 and 21.4), 22, 23, 24, 25, 26, and 27 of the Technical Report;

10.	I visited the South Railroad project site on October 30, 2025 and reviewed the plant location site;

11.	I have no prior involvement with the property that is the subject of the Technical Report other than as an independent consultant for previous technical reports contributed to by M3.

12.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

13.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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Form 43-101F1 Technical Report

Signed and dated this 27th day of February 2026.

(Signed)

Matthew Sletten

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Benjamin Bermudez

I, Benjamin Bermudez, P.E., do hereby certify that:

1.	I am currently employed as a Chemical/Process Engineer at M3 Engineering & Technology Corporation, 2175 W. Pecos Rd. Suite 3, Chandler, AZ 85224, USA.

2.	I am a graduate of Arizona State University and received a Bachelor of Science degree in Chemical Engineering in 2009.

3.	I am a Registered Professional Engineer in good standing in the State of Arizona in the area of Chemical Engineering (No. 54919).

4.	I have worked as an engineer for a total of 17 years. My relevant experience includes mineral process plant engineering, support of new and on-going process plant operations, financial modeling of mineral properties, and project management.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, prepared for Orla Mining Ltd.

7.	I am responsible for the preparation of Sections 1.7 and 17 of the Technical Report.

8.	I have not visited the project site.

9.	I have no prior involvement with the project or property that is the subject of the Technical Report other than as an independent consultant for previous technical reports contributed to by M3;

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the Company as described in Section 1.5 of NI 43-101;

12.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 27th day of February 2026.

(Signed)

Benjamin Bermudez, PE

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Michael S. Lindholm, C.P.G.

I, Michael S. Lindholm, C.P.G., do hereby certify that:

1.	I am a Principal Geologist of RESPEC Company LLC, 210 South Rock Blvd., Reno, Nevada, 89502.

2.	I graduated with a Bachelor of Science degree in Geology from Stephen F. Austin State University in 1984 and with a Master of Science degree in Geology from Northern Arizona University in 1989.

3.	I am a Certified Professional Geologist (#11477) in good standing with the American Institute of Professional Geologists. I am also registered as Professional Geologist in the state of California (#8152).

4.	I have worked as geologist for over 35 years. My relevant work experience includes conducting exploration, definition, modeling, and estimation of sediment-hosted epithermal gold-silver deposits in the Western US.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, with an effective date of September 30, 2025 (the “Technical Report”), prepared for Orla Mining Ltd.

7.	I am responsible for the preparation of Sections 1.3-1.5, 1.8.1, 1.15, 6 (except 6.3, 6.4.4, and 6.5.3), 7 (except 7.2.3 and 7.2.5), 8, 9 (except 9.2), 10 (except 10.5 and 10.8), 11 (except 11.1.3, 11.4.2, 11.5.6, and 11.6.2), 12 (except 12.5), and 14 (except 14.6) of the Technical Report.

8.	I most recently visited the project site on August 21, 2025 for a period of a day.

9.	I have not had prior involvement with the property that is the subject of the Technical Report.

10.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer as described in Section 1.5 of NI 43-101.

12.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 27th day of February 2026.

(Signed)

Michael S. Lindholm

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CERTIFICATE OF QUALIFIED PERSON

Thomas L. Dyer, PE

I, Thomas L. Dyer, P.E., do hereby certify that:

1.	I am a Principal Engineer of RESPEC, 210 South Rock Blvd., Reno, Nevada, 89502.

2.	I graduated with a Bachelor of Science degree in Mine Engineering from South Dakota School of Mines and Technology in 1996.

3.	I am a Registered Professional Engineer in the state of Nevada (#15729) and a Registered Member (#4029995RM) of the Society of Mining, Metallurgy and Exploration.

4.	I have worked as mining engineer for more than 28 years. Relevant experience includes mine design, reserve estimation and economic analysis of precious-metals deposits in the United States and various countries in the world. I have worked as Chief Engineer of an operating heap leach and mill gold mine in Nevada.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, with an effective date of September 30, 2025, prepared for Orla Mining Ltd.

7.	I am responsible for the preparation of Sections 1.8.2 and 15 of the Technical Report.

8.	I visited the project site from November 18, 2016 to November 20, 2016.

9.	I have had prior involvement with the property that is the subject of the Technical Report. Through Mine Development Associates Inc, I have completed internal mining and economic studies for Gold Standard Ventures Corp., a wholly-owned subsidiary of Orla Mining Ltd., since 2016.

10.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer as described in Section 1.5 of NI 43-101.

12.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 27th day of February 2026.

(Signed)

Thomas L. Dyer, PE

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CERTIFICATE OF QUALIFIED PERSON

Gary Joe Petersen

I, Gary Joe Petersen, P.E. SME-RM, QP, do hereby certify that:

1.	I am a Principal Mining Engineer of RESPEC, 210 South Rock Blvd., Reno, Nevada, 89502

2.	I graduated with a Bachelor of Science in Mining Engineering in 2011 from the University of Arizona.

3.	I am a Professional Engineering (#035137) in good standing in Nevada in the areas of Mine and Mineral Processing Engineering. I am also a Registered Member of the Society of Mining, Metallurgy, and Exploration (SME).

4.	I have worked as a Mine Engineering for a total of 15 years, since 2011. My relevant experience includes being directly involved in the evaluation and operation of industrial mineral, precious metal, and base metal mining projects throughout the American Southwest.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “Qualified Person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, with an effective date of September 30, 2025, prepared for Orla Mining Ltd.

7.	I am responsible for Sections 1.9, 16, 21.1, and 21.4 of the Technical Report.

8.	I have not visited the project site.

9.	I have not had prior involvement with the property that is the subject of the Technical Report.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical report for which I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer as described in Section 1.5 of the National Instrument 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 27th day of February 2026.

(Signed)

Gary Petersen, P.E.

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Raymond H. Walton

I, Raymond H. Walton, B.Tech., P.Eng., do hereby certify that:

1.	I am President of Ray Walton Consulting Inc. Unit 424, Leader Lane, Toronto, ON, Canada, M5E 0B2

2.	I graduated with a B.Tech (Hons.) degree in Materials Science and Technology from Brunel University, Uxbridge, Middlesex, England in 1977.

3.	I am a Professional Engineer in good standing in the province of Ontario, Canada in the areas of Metallurgy and Metallurgical Engineering, (License No. 90294521). I am also a member of the National Canadian Institute of Mining and Metallurgy.

4.	I have worked as a metallurgist continuously for more than 48 years since my graduation from Brunel University and have extensive experience in gold, silver and copper metallurgy and extraction processes. My relevant experience includes corporate oversight, feasibility studies, project evaluations, engineering, commissioning as well as operations on many gold and copper projects around the world.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “Qualified Person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, with an effective date of September 30, 2025, prepared for Orla Mining Ltd.

7.	I am responsible for Sections 1.6 and 13 of the Technical Report.

8.	I have not visited the project site.

9.	I have been involved with the property that is the subject of the Technical Report since 2019, supervising test work and advising on various aspects of the plant design.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer as described in Section 1.5 of National Instrument 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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Form 43-101F1 Technical Report

Signed and dated this 27th day of February 2026.

“signed”

Raymond H. Walton

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Richard DeLong

I, Richard DeLong, M.S., P.G., MMSA QP, do hereby certify that:

1.	I a Senior Technical Advisor with WestLand, a Trinity Consultants Team, 5401 Longley Lane, Suite 5, Reno, Nevada 89511.

2.	I graduated with a Masters Degree in Geology and a Masters Degree in Resource Management from the University of Idaho.

3.	I am a Professional Geologist in good standing in the State of Idaho in the area of Geology (No. 727). I am also recognized as a Qualified Person Member with special expertise in Environmental Permitting and Compliance with the Mining and Metallurgical Society of America (No. 01471QP).

4.	I have worked as an environmental permitting and compliance specialist for a total of 34 years. My relevant experience includes permit acquisition of state and federal permits and baseline data acquisition programs for mining and exploration operations.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, prepared for Orla Mining Ltd.

7.	I am responsible for the preparation of Sections 1.11 and 20 of the Technical Report.

8.	I have not visited the project site.

9.	I have been involved with permitting activities for the project that is the subject of the Technical Report since 2018.

10.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer as described in Section 1.5 of NI 43-101.

12.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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Form 43-101F1 Technical Report

Signed and dated this 27th of February, 2026.

(Signed) “Richard DeLong”

Richard DeLong

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Warren E. Black

I, Warren E. Black, MSc, P.Geo., of Edmonton, Alberta, do hereby certify that:

1.	I am Senior Geologist and Geostatistician of:

APEX Geoscience Ltd.

100-11450 60 ST NW

Edmonton, Alberta, Canada

2.	I am a graduate of the University of Alberta, Edmonton, AB, with a B.Sc. in Geology Specialization (2012) and the University of Alberta, Edmonton, AB, with a M.Sc. in Mining Engineering Specializing in Geostatistics (2016).

3.	I am a Professional Geologist (P.Geo.) registered with the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”, Member #: 134064), a Professional Geoscientist with Engineers and Geoscientists British Columbia (“EGBC”, Member #: 58051), and a Professional Geologist (Géologue) with L'Ordre des Géologues du Québec (“OQLF”, Member #: 10884).

4.	I have over 12 years of relevant experience in mineral exploration and project development, covering both North American and global settings. Specializing in mineral resource estimation, I have completed resource evaluations and uncertainty analysis for various deposit types using advanced geostatistical methods. My research in multivariate geostatistical prediction has contributed to the field of geostatistics. I have extensive relevant experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “Qualified Person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 27, 2026, with an effective date of September 30, 2025, prepared for Orla Mining Ltd.

7.	I am responsible for Section 1.8.1.2 and 14.6 of the Technical Report.

8.	I have not visited the project site.

9.	I have prior involvement with the property that is the subject of the Technical Report. I assisted in the preparation of the 2024 Pony Creek MRE on behalf of Contact Gold Corp. The published reference related to this work is included in Section 27, References (see Dufresne and Clarke, 2022).

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of Orla Mining Ltd. as described in Section 1.5 of National Instrument 43-101.

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12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 27th day of February 2026.

“signed”

Warren E. Black, MSc, P.Geo.

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Form 43-101F1 Technical Report

CERTIFICATE OF QUALIFIED PERSON

Michael Dufresne

I, Michael B. Dufresne, M.Sc., P.Geo., P.Geol., of Edmonton, Alberta, do hereby certify that:

1.	I the President and a Principal of:

APEX Geoscience Ltd.

100-11450 60 ST NW

Edmonton, Alberta, Canada

2.	I graduated with a B.Sc. Degree in Geology from the University of North Carolina at Wilmington in 1983 and a M.Sc. Degree in Economic Geology from the University of Alberta in 1987.

3.	I am and have been registered as a Professional Geologist (#48439) with the Association of Professional Engineers and Geoscientists (“APEGA”) of Alberta since 1989 and a Professional Geoscientist with the Association of Professional Engineers and Geoscientists (“EGBC”) of British Columbia since 2012, Northwest Territories and Nunavut (“NAPEG”) since 2016, New Brunswick (“APEGNB”) since 2024 and the Professional Geoscientists of Ontario (“PGO”) since 2023.

4.	I have worked as a geologist for more than 40 years since my graduation from university and have relevant experience in all aspects of mineral exploration and mineral resource estimations for gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “Qualified Person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “South Railroad Project NI 43-101 Technical Report, Feasibility Study Update, Elko County, Nevada”, (the “Technical Report”), dated February 23, 2026, with an effective date of September 30, 2025, prepared for Orla Mining Ltd.

7.	I am responsible for 6.3, 6.4.4, 6.5.3, 7.2.3, 7.2.5, 10.8.3, 10.10.2, 11.1.3, 11.3, 11.4.2, 11.6.2, and 12.5 of the Technical Report.

8.	I visited the project site on January 26-27, 2022.

9.	I have prior involvement with the property that is the subject of the Technical Report. In 2014 I co-authored an NI 43-101 technical report prepared for Gold Standard Ventures Corp. for the East Bailey property situated in the southern part of the Pony Creek Property. Gold Standard Ventures Corp. is not related to Contact Gold Corp. or Clover Nevada II LLC. I visited the East Bailey property on April 23, 2014, prepared for Gold Standard Ventures Corp. for verification purposes. The published reference related to this work is included in Section 27, References (see Dufresne and Schoeman, 2014). I also co-authored a NI-43-101 technical report on behalf of Contact Gold Corp. for the Pony Creek property. The published reference related to this work is included in Section 27, References (see Dufresne and Clarke, 2022).

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10.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of Orla Mining Ltd., as described in Section 1.5 of National Instrument 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 27th day of February 2026.

(Signed)

Michael Dufresne

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Form 43-101F1 Technical Report

Appendix B

Patented and Unpatented Claims

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Form 43-101F1 Technical Report

Claim Number	Patent Claim Name	MS ID	Assessed Owner	Controlled By	Claim Type	Parcel	Patent	Survey No
1	Standing Elk Lode	1486	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	4643	38 A
2	Standing Elk MS	1486	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Mill Site	0PM-464-030	4643	38 B
3	Bullion	1487	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	1655	39
4	Webfoot	1488	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	18851	40
5	Hecla	1491	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	14079	43
6	Silver King	1492	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	14080	44
7	Sky Blue	1495	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	15845	47
8	Tripoli	1496	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	14927	48
9	Tripoli East	1497	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	19603	49
10	Cleveland	1498	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	19604	50
11	Mounted Ledge	1499	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	20067	51
12	Hoffman Mine	1500	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	20593	52
13	Bald Eagle	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
14	Blue Jay	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
15	Grey Eagle	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
16	Kansas City	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
17	Lucky Boy	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
18	Safety Pin	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
19	Tom Boy	4592	JMD EXPLORATION CORP	GOLD STANDARD VENTURES (US) INC	Lode	0PM-464-030	963599	4592
20	Bald Mountain Chief	1489	MAVERIX METALS (NEVADA) INC	ANv Lease	Lode	0PM-968-070	9687	41
21	Copper Bell	1490	MAVERIX METALS (NEVADA) INC	ANv Lease	Lode	0PM-968-070	11553	42
22	Sun Lode	1494	SUN LODE COMPANY LLC	Sun Lode Lease	Lode	0PM-161-051	16151	46
23	Gladstone Mine	3365	THE MENNING REVOCABLE TRUST 02152019	GOLD STANDARD VENTURES (US) INC	Lode	0PM-114-054	200251	3365

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24	Androsa	3382	THE MENNING REVOCABLE TRUST 02152019	GOLD STANDARD VENTURES (US) INC	Lode	0PM-114-054	114542	3382
25	Kenilworth	4608	SYLVANIA RESOURCES LLC	Sylvania Lease	Lode	0PM-101-030	1013054	4608
26	Sylvania	4608	SYLVANIA RESOURCES LLC	Sylvania Lease	Lode	0PM-101-030	1013054	4608
27	Valley View	4608	SYLVANIA RESOURCES LLC	Sylvania Lease	Lode	0PM-101-030	1013054	4608
28	Victor Fraction	4608	SYLVANIA RESOURCES LLC	Sylvania Lease	Lode	0PM-101-030	1013054	4608
29	Vindicator Fraction	4608	SYLVANIA RESOURCES LLC	Sylvania Lease	Lode	0PM-101-030	1013054	4608
30	Wide West	4608	SYLVANIA RESOURCES LLC	Sylvania Lease	Lode	0PM-101-030	1013054	4608

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Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
1	1	CALAVERA # 21	NV101456433	NMC276121	179229	Lode	17-May-1983	CALAVERA EXPLORATION LLC	Calavera Claims,South Railroad
2	2	CALAVERA # 6	NV101607039	NMC276106	179214	Lode	14-May-1983	CALAVERA EXPLORATION LLC	Calavera Claims,South Railroad

3	1	JOE PP 56A	NV101358982	NMC1104555	691030	Lode	08-Aug-2014	Camron Stitzel and Dean Stitzel	South Railroad,Stitzel Claims
4	2	JOE PP 58A	NV101358983	NMC1104556	691029	Lode	08-Aug-2014	Camron Stitzel and Dean Stitzel	South Railroad,Stitzel Claims
5	3	JOE PP 56	NV101373822	NMC898185	689364	Lode	05-May-2005	Camron Stitzel and Dean Stitzel	South Railroad,Stitzel Claims
6	4	JOE PP 58	NV101373823	NMC898186	689365	Lode	05-May-2005	Camron Stitzel and Dean Stitzel	South Railroad,Stitzel Claims

7	1	PINE 1	NV101858928	NMC932037	557790	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
8	2	PINE 2	NV101858929	NMC932038	557791	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
9	3	PINE 3	NV101858930	NMC932039	557792	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
10	4	PINE 4	NV101858931	NMC932040	557793	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
11	5	PINE 5	NV101858932	NMC932041	557794	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
12	6	PINE 6	NV101858933	NMC932042	557795	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
13	7	PINE 7	NV101858934	NMC932043	557796	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
14	8	PINE 8	NV101858935	NMC932044	557797	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
15	9	PINE 9	NV101858936	NMC932045	557798	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad
16	10	PINE 10	NV101858937	NMC932046	557799	Lode	09-Jun-2006	Dina Aiazzi and Todd Schwandt	Pine Claims,South Railroad

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Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT

17	1	DIX 1	NV101381693	NMC825914	476602	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
18	2	DIX 2	NV101381694	NMC825915	476603	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
19	3	DIX 3	NV101381695	NMC825916	476604	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
20	4	DIX 4	NV101381696	NMC825917	476605	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
21	5	DIX 5	NV101381697	NMC825918	476606	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
22	6	DIX 6	NV101381698	NMC825919	476607	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
23	7	DIX 7	NV101381699	NMC825920	476608	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
24	8	DIX 8	NV101381700	NMC825921	476609	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
25	9	DIX 9	NV101381701	NMC825922	476610	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
26	10	DIX 10	NV101381702	NMC825923	476611	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
27	11	DIX 11	NV101381703	NMC825924	476612	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
28	12	DIX 12	NV101381704	NMC825925	476613	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
29	13	DIX 13	NV101381705	NMC825926	476614	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
30	14	DIX 14	NV101381706	NMC825927	476615	Lode	05-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
31	15	DIX 15	NV101381707	NMC825928	476616	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
32	16	DIX 16	NV101381708	NMC825929	476617	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

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Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
33	17	DIX 17	NV101381709	NMC825930	476618	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
34	18	DIX 18	NV101381710	NMC825931	476619	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
35	19	DIX 19	NV101381711	NMC825932	476620	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
36	20	DIX 20	NV101381712	NMC825933	476621	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
37	21	DIX 21	NV101382838	NMC825934	476622	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
38	22	DIX 22	NV101382839	NMC825935	476623	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
39	23	DIX 23	NV101382840	NMC825936	476624	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
40	24	DIX 24	NV101382841	NMC825937	476625	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
41	25	DIX 25	NV101382842	NMC825938	476626	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
42	26	DIX 26	NV101382843	NMC825939	476627	Lode	10-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
43	27	DIX 27	NV101382844	NMC825940	476628	Lode	11-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
44	28	DIX 28	NV101382845	NMC825941	476629	Lode	11-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
45	29	DIX 29	NV101382846	NMC825942	476630	Lode	13-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
46	30	DIX 30	NV101382847	NMC825943	476631	Lode	13-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
47	31	DIX 31	NV101382848	NMC825944	476632	Lode	13-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
48	32	DIX 32	NV101382849	NMC825945	476633	Lode	13-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
49	33	DIX 33	NV101382850	NMC825946	476634	Lode	13-Sep-2001	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

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Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
50	34	WMH 131	NV101390033	NMC831193	487250	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
51	35	WMH 132	NV101390034	NMC831194	487251	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
52	36	WMH 133	NV101390035	NMC831195	487252	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
53	37	WMH 134	NV101390036	NMC831196	487253	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
54	38	WMH 135	NV101390037	NMC831197	487254	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
55	39	WMH 136	NV101390038	NMC831198	487255	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
56	40	WMH 137	NV101390039	NMC831199	487256	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
57	41	WMH 138	NV101390040	NMC831200	487257	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
58	42	WMH 139	NV101390041	NMC831201	487258	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
59	43	WMH 140	NV101390042	NMC831202	487259	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
60	44	WMH 141	NV101390043	NMC831203	487260	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
61	45	WMH 142	NV101390044	NMC831204	487261	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
62	46	WMH 143	NV101471173	NMC831205	487262	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
63	47	WMH 144	NV101471174	NMC831206	487263	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
64	48	WMH 145	NV101471175	NMC831207	487264	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
65	49	WMH 146	NV101471176	NMC831208	487265	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
66	50	WMH 147	NV101471177	NMC831209	487266	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

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Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
67	51	WMH 148	NV101471178	NMC831210	487267	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
68	52	WMH 151	NV101471179	NMC831211	487268	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
69	53	WMH 152	NV101471180	NMC831212	487269	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
70	54	WMH 153	NV101471181	NMC831213	487270	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
71	55	WMH 154	NV101471182	NMC831214	487271	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
72	56	WMH 155	NV101471183	NMC831215	487272	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
73	57	WMH 156	NV101471184	NMC831216	487273	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
74	58	WMH 157	NV101471185	NMC831217	487274	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
75	59	WMH 158	NV101471186	NMC831218	487275	Lode	10-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
76	60	WMH 159	NV101471187	NMC831219	487276	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
77	61	WMH 160	NV101471188	NMC831220	487277	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
78	62	WMH 161	NV101471189	NMC831221	487278	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
79	63	WMH 162	NV101471190	NMC831222	487279	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
80	64	WMH 163	NV101471191	NMC831223	487280	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
81	65	WMH 164	NV101471192	NMC831224	487281	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
82	66	WMH 165	NV101471193	NMC831225	487282	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
83	67	WMH 166	NV101472279	NMC831226	487283	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

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Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
84	68	WMH 167	NV101472280	NMC831227	487284	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
85	69	WMH 168	NV101472281	NMC831228	487285	Lode	11-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
86	70	TF 1	NV101472282	NMC831229	487286	Lode	12-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
87	71	TF 2	NV101472283	NMC831230	487287	Lode	12-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
88	72	TF 3	NV101472284	NMC831231	487288	Lode	12-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
89	73	TF 4	NV101472285	NMC831232	487289	Lode	12-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
90	74	TF 5	NV101472286	NMC831233	487290	Lode	12-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
91	75	TF 6	NV101472287	NMC831234	487291	Lode	12-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
92	76	TF 7	NV101472288	NMC831235	487292	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
93	77	TF 8	NV101472289	NMC831236	487293	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
94	78	TF 9	NV101472290	NMC831237	487294	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
95	79	TF 10	NV101472291	NMC831238	487295	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
96	80	TF 11	NV101472292	NMC831239	487296	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
97	81	TF 12	NV101472293	NMC831240	487297	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
98	82	TF 13	NV101472294	NMC831241	487298	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
99	83	TF 14	NV101472295	NMC831242	487299	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
100	84	TF 15	NV101472296	NMC831243	487300	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

M3-PN250005 27 February 2026 Revision 0	X

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
101	85	TF 16	NV101472297	NMC831244	487301	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
102	86	TF 17	NV101472298	NMC831245	487302	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
103	87	TF 18	NV101472299	NMC831246	487303	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
104	88	TF 19	NV101472300	NMC831247	487304	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
105	89	TF 20	NV101473407	NMC831248	487305	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
106	90	TF 21	NV101473408	NMC831249	487306	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
107	91	TF 22	NV101473409	NMC831250	487307	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
108	92	TF 23	NV101473410	NMC831251	487308	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
109	93	TF 24	NV101473411	NMC831252	487309	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
110	94	TF 25	NV101473412	NMC831253	487310	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
111	95	TF 26	NV101473413	NMC831254	487311	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
112	96	TF 27	NV101473414	NMC831255	487312	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
113	97	TF 28	NV101473415	NMC831256	487313	Lode	19-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
114	98	TF 29	NV101473416	NMC831257	487314	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
115	99	TF 30	NV101473417	NMC831258	487315	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
116	100	TF 31	NV101473418	NMC831259	487316	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
117	101	TF 32	NV101473419	NMC831260	487317	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

M3-PN250005 27 February 2026 Revision 0	Y

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
118	102	TF 33	NV101473420	NMC831261	487318	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
119	103	TF 34	NV101473421	NMC831262	487319	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
120	104	TF 35	NV101473422	NMC831263	487320	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad
121	105	TF 36	NV101473423	NMC831264	487321	Lode	18-Jun-2002	MAVERIX METALS (NEVADA) INC.	Maverix Claims,South Railroad

122	1	GUTSY #1203	NV101603144	NMC399864	226058	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
123	2	GUTSY #1204	NV101453128	NMC399865	226059	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
124	3	GUTSY #1205	NV101604522	NMC399866	226060	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
125	4	GUTSY #1206	NV101601207	NMC399867	226061	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
126	5	GUTSY #1207	NV101459728	NMC399868	226062	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
127	6	GUTSY #1208	NV101477961	NMC399869	226063	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
128	7	GUTSY #1209	NV101491326	NMC399870	226064	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
129	8	GUTSY #1210	NV101477314	NMC399871	226065	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
130	9	GUTSY #1211	NV101492356	NMC399872	226066	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
131	10	GUTSY #1212	NV101497612	NMC399873	226067	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
132	11	GUTSY #1213	NV101604899	NMC399874	226068	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
133	12	GUTSY #1214	NV101490519	NMC399875	226069	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad

M3-PN250005 27 February 2026 Revision 0	Z

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
134	13	GUTSY #1215	NV101603534	NMC399876	226070	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
135	14	GUTSY #1216	NV101480368	NMC399877	226071	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
136	15	GUTSY #1217	NV101608977	NMC399878	226072	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
137	16	GUTSY #1218	NV101548667	NMC399879	226073	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
138	17	GUTSY #1219	NV101349399	NMC399880	226074	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
139	18	GUTSY #1220	NV101546038	NMC399881	226075	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
140	19	GUTSY #1221	NV101496216	NMC399882	226076	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
141	20	GUTSY #1222	NV101527241	NMC399883	226077	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
142	21	GUTSY #1223	NV101401197	NMC399884	226078	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
143	22	GUTSY #1224	NV101494012	NMC399885	226079	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
144	23	GUTSY #1225	NV101480140	NMC399886	226080	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
145	24	GUTSY #1226	NV101458494	NMC399887	226081	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
146	25	GUTSY #1227	NV101300806	NMC399888	226082	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
147	26	GUTSY #1228	NV101495019	NMC399889	226083	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
148	27	GUTSY #1229	NV101349820	NMC399890	226084	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
149	28	GUTSY #1230	NV101600449	NMC399891	226085	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
150	29	GUTSY #1231	NV101303621	NMC399892	226086	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad

M3-PN250005 27 February 2026 Revision 0	AA

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
151	30	GUTSY #1232	NV101457405	NMC399893	226087	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
152	31	GUTSY #1233	NV101349141	NMC399894	226088	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
153	32	GUTSY #1234	NV101458111	NMC399895	226089	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
154	33	GUTSY #1235	NV101301544	NMC399896	226090	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
155	34	GUTSY #1236	NV101453664	NMC399897	226091	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
156	35	GUTSY #1237	NV101300633	NMC399898	226092	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
157	36	GUTSY #1238	NV101452205	NMC399899	226093	Lode	21-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
158	37	GUTSY #1239	NV101348905	NMC399900	226094	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
159	38	GUTSY #1240	NV101340753	NMC399901	226095	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
160	39	GUTSY #1241	NV101347151	NMC399902	226096	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
161	40	GUTSY #1242	NV101529535	NMC399903	226097	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
162	41	GUTSY #1243	NV101606819	NMC399904	226098	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
163	42	GUTSY #1244	NV101502108	NMC399905	226099	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
164	43	GUTSY #1245	NV101731807	NMC399906	226100	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
165	44	GUTSY #1246	NV101452140	NMC399907	226101	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
166	45	GUTSY #1247	NV101349676	NMC399908	226102	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
167	46	GUTSY #1248	NV101453123	NMC399909	226103	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad

M3-PN250005 27 February 2026 Revision 0	BB

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
168	47	GUTSY #1249	NV101605837	NMC399910	226104	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
169	48	GUTSY #1250	NV101456007	NMC399911	226105	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
170	49	GUTSY #1251	NV101607289	NMC399912	226106	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
171	50	GUTSY #1252	NV101605256	NMC399913	226107	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
172	51	GUTSY #1253	NV101755508	NMC399914	226108	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
173	52	GUTSY #1254	NV101501801	NMC399915	226109	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
174	53	GUTSY #1255	NV101755611	NMC399916	226110	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
175	54	GUTSY #1256	NV101496484	NMC399917	226111	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
176	55	GUTSY #1257	NV101603560	NMC399918	226112	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
177	56	GUTSY #1258	NV101495977	NMC399919	226113	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
178	57	GUTSY #1259	NV101604243	NMC399920	226114	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
179	58	GUTSY #1260	NV101497700	NMC399921	226115	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
180	59	GUTSY #1261	NV101610320	NMC399922	226116	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
181	60	GUTSY #1262	NV101602258	NMC399923	226117	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
182	61	GUTSY #1263	NV101409252	NMC399924	226118	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
183	62	GUTSY #1264	NV101608564	NMC399925	226119	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
184	63	GUTSY #1265	NV101403259	NMC399926	226120	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad

M3-PN250005 27 February 2026 Revision 0	CC

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
185	64	GUTSY #1266	NV101527205	NMC399927	226121	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
186	65	GUTSY #1267	NV101401875	NMC399928	226122	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
187	66	GUTSY #1268	NV101490828	NMC399929	226123	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
188	67	GUTSY #1269	NV102520866	NMC399930	226124	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
189	68	GUTSY #1270	NV101346996	NMC399931	226125	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
190	69	GUTSY #1271	NV101349494	NMC399932	226126	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
191	70	GUTSY #1272	NV101528289	NMC399933	226127	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
192	71	GUTSY #1273	NV101498905	NMC399934	226128	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad
193	72	GUTSY #1274	NV101529538	NMC399935	226129	Lode	20-Feb-1987	NEVADA GOLD MINES LLC	Gutsy Claims,South Railroad

194	1	WMH 9	NV101382873	NMC826307	477034	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
195	2	WMH 10	NV101382874	NMC826308	477035	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
196	3	WMH 11	NV101382875	NMC826309	477036	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
197	4	WMH 12	NV101382876	NMC826310	477037	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
198	5	WMH 13	NV101382877	NMC826311	477038	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims

M3-PN250005 27 February 2026 Revision 0	DD

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
199	6	WMH 14	NV101382878	NMC826312	477039	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
200	7	WMH 17	NV101384006	NMC826315	477042	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
201	8	WMH 19	NV101384007	NMC826317	477044	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
202	9	WMH 31	NV101384008	NMC826319	477046	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
203	10	WMH 32	NV101384009	NMC826320	477047	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
204	11	WMH 33	NV101384010	NMC826321	477048	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
205	12	WMH 34	NV101384011	NMC826322	477049	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
206	13	WMH 38	NV101384012	NMC826326	477053	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims
207	14	WMH 40	NV101384013	NMC826328	477055	Lode	08-Sep-2001	NEVADA SUNRISE LLC	South Railroad,Sunrise Claims

M3-PN250005 27 February 2026 Revision 0	EE

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
5	5	DIX 113	NV101300440	NMC732322	379589	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
3	3	DIX 111	NV101301056	NMC732320	379587	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
13	13	DIX 121	NV101302762	NMC732330	379597	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
11	11	DIX 119	NV101303628	NMC732328	379595	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
27	27	DK 1	NV101317634	NMC887554	529489	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
28	28	DK 2	NV101317635	NMC887555	529490	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
29	29	DK 3	NV101317636	NMC887556	529491	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
30	30	DK 4	NV101317637	NMC887557	529492	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
31	31	DK 5	NV101317638	NMC887558	529493	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
32	32	DK 6	NV101317639	NMC887559	529494	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
33	33	DK 7	NV101317640	NMC887560	529495	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
34	34	DK 8	NV101317641	NMC887561	529496	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
35	35	DK 9	NV101317642	NMC887562	529497	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
36	36	DK 10	NV101317643	NMC887563	529498	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
37	37	DK 11	NV101317644	NMC887564	529499	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
38	38	DK 12	NV101317645	NMC887565	529500	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
39	39	DK 13	NV101317646	NMC887566	529501	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
40	40	DK 14	NV101317647	NMC887567	529502	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
41	41	DK 15	NV101317648	NMC887568	529503	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
42	42	DK 16	NV101317649	NMC887569	529504	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
43	43	DK 17	NV101318843	NMC887570	529505	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
44	44	DK 18	NV101318844	NMC887571	529506	Lode	27-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
45	45	DK 19	NV101318845	NMC887572	529507	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
46	46	DK 20	NV101318846	NMC887573	529508	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
47	47	DK 21	NV101318847	NMC887574	529509	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
48	48	DK 22	NV101318848	NMC887575	529510	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats

M3-PN250005 27 February 2026 Revision 0	FF

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
49	49	DK 23	NV101318849	NMC887576	529511	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
50	50	DK 24	NV101318850	NMC887577	529512	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
51	51	DK 25	NV101318851	NMC887578	529513	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
52	52	DK 26	NV101318852	NMC887579	529514	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
53	53	DK 27	NV101318853	NMC887580	529515	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
54	54	DK 28	NV101318854	NMC887581	529516	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
55	55	DK 29	NV101318855	NMC887582	529517	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
56	56	DK 30	NV101318856	NMC887583	529518	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
57	57	DK 31	NV101318857	NMC887584	529519	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
58	58	DK 32	NV101318858	NMC887585	529520	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
59	59	DK 33	NV101318859	NMC887586	529521	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
60	60	DK 34	NV101318860	NMC887587	529522	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
61	61	DK 35	NV101318861	NMC887588	529523	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
62	62	DK 36	NV101318862	NMC887589	529524	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
63	63	DF 37	NV101318863	NMC887590	529452	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
64	64	DF 38	NV101318864	NMC887591	529453	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
65	65	DF 39	NV101320043	NMC887592	529454	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
66	66	DF 40	NV101320044	NMC887593	529455	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
67	67	DF 41	NV101320045	NMC887594	529456	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
68	68	DF 42	NV101320046	NMC887595	529457	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
69	69	DF 43	NV101320047	NMC887596	529458	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
70	70	DF 44	NV101320048	NMC887597	529459	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
71	71	DF 45	NV101320049	NMC887598	529460	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
72	72	DF 46	NV101320050	NMC887599	529461	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
73	73	DF 47	NV101320051	NMC887600	529462	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
74	74	DF 48	NV101320052	NMC887601	529463	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats

M3-PN250005 27 February 2026 Revision 0	GG

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
75	75	DF 49	NV101320053	NMC887602	529464	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
76	76	DF 50	NV101320054	NMC887603	529465	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
77	77	DF 51	NV101320055	NMC887604	529466	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
78	78	DF 52	NV101320056	NMC887605	529467	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
79	79	DF 53	NV101320057	NMC887606	529468	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
80	80	DF 54	NV101320058	NMC887607	529469	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
81	81	DF 55	NV101320059	NMC887608	529470	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
82	82	DF 56	NV101320060	NMC887609	529471	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
83	83	DF 57	NV101320061	NMC887610	529472	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
84	84	DF 58	NV101320062	NMC887611	529473	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
85	85	DF 59	NV101320063	NMC887612	529474	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
86	86	DF 60	NV101320064	NMC887613	529475	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
21	21	DIX 129	NV101403218	NMC732338	379605	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
2	2	DIX 110	NV101454610	NMC732319	379586	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
1	1	DIX 109	NV101454617	NMC732318	379585	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
8	8	DIX 116	NV101455713	NMC732325	379592	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
4	4	DIX 112	NV101457628	NMC732321	379588	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
6	6	DIX 114	NV101459109	NMC732323	379590	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
17	17	DIX 125	NV101491931	NMC732334	379601	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
19	19	DIX 127	NV101493539	NMC732336	379603	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
24	24	DIX 132	NV101494430	NMC732341	379608	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
26	26	DIX 134	NV101495144	NMC732343	379610	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
87	87	DF 61	NV101511243	NMC887614	529476	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
88	88	DF 62	NV101511244	NMC887615	529477	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
89	89	DF 63	NV101511245	NMC887616	529478	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
90	90	DF 64	NV101511246	NMC887617	529479	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats

M3-PN250005 27 February 2026 Revision 0	HH

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
91	91	DF 65	NV101511247	NMC887618	529480	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
92	92	DF 66	NV101511248	NMC887619	529481	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
93	93	DF 67	NV101511249	NMC887620	529482	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
94	94	DF 68	NV101511250	NMC887621	529483	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
95	95	DF 69	NV101511251	NMC887622	529484	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
96	96	DF 70	NV101511252	NMC887623	529485	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
97	97	DF 71	NV101511253	NMC887624	529486	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
98	98	DF 72	NV101511254	NMC887625	529487	Lode	26-Oct-2004	CLOVER NEVADA II LLC	Dixie Flats
25	25	DIX 133	NV101521454	NMC732342	379609	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
23	23	DIX 131	NV101525077	NMC732340	379607	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
12	12	DIX 120	NV101540716	NMC732329	379596	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
18	18	DIX 126	NV101541817	NMC732335	379602	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
20	20	DIX 128	NV101542055	NMC732337	379604	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
16	16	DIX 124	NV101547604	NMC732333	379600	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
145	145	DIX 1	NV101554704	NMC1179342	746298	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
146	146	DIX 2	NV101554705	NMC1179343	746299	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
147	147	DIX 3	NV101554706	NMC1179344	746300	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
148	148	DIX 4	NV101554707	NMC1179345	746301	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
149	149	DIX 5	NV101554708	NMC1179346	746302	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
150	150	DIX 6	NV101554709	NMC1179347	746303	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
151	151	DIX 7	NV101554710	NMC1179348	746304	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
152	152	DIX 8	NV101554711	NMC1179349	746305	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
153	153	DIX 9	NV101554712	NMC1179350	746306	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
154	154	DIX 10	NV101554713	NMC1179351	746307	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
155	155	DIX 11	NV101554714	NMC1179352	746308	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
156	156	DIX 12	NV101554715	NMC1179353	746309	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats

M3-PN250005 27 February 2026 Revision 0	II

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
157	157	DIX 13	NV101554716	NMC1179354	746310	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
158	158	DIX 14	NV101555758	NMC1179355	746311	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
159	159	DIX 15	NV101555759	NMC1179356	746312	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
160	160	DIX 16	NV101555760	NMC1179357	746313	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
161	161	DIX 17	NV101555761	NMC1179358	746314	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
162	162	DIX 18	NV101555762	NMC1179359	746315	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
163	163	DIX 19	NV101555763	NMC1179360	746316	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
164	164	DIX 20	NV101555764	NMC1179361	746317	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
165	165	DIX 21	NV101555765	NMC1179362	746318	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
166	166	DIX 22	NV101555766	NMC1179363	746319	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
167	167	DIX 23	NV101555767	NMC1179364	746320	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
168	168	DIX 24	NV101555768	NMC1179365	746321	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
169	169	DIX 25	NV101555769	NMC1179366	746322	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
170	170	DIX 26	NV101556904	NMC1179367	746323	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
171	171	DIX 27	NV101556905	NMC1179368	746324	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
172	172	DIX 28	NV101556906	NMC1179369	746325	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
173	173	DIX 29	NV101556907	NMC1179370	746326	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
174	174	DIX 30	NV101556908	NMC1179371	746327	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
175	175	DIX 31	NV101556909	NMC1179372	746328	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
176	176	DIX 32	NV101556910	NMC1179373	746329	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
177	177	DIX 33	NV101556911	NMC1179374	746330	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
178	178	DIX 34	NV101556912	NMC1179375	746331	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
179	179	DIX 35	NV101556913	NMC1179376	746332	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
180	180	DIX 36	NV101556914	NMC1179377	746333	Lode	01-Sep-2018	CLOVER NEVADA II LLC	Dixie Flats
10	10	DIX 118	NV101600403	NMC732327	379594	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
135	135	PF NO. 1	NV101658732	NMC998550	604632	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats

M3-PN250005 27 February 2026 Revision 0	JJ

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
136	136	PF NO. 2	NV101658733	NMC998551	604633	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
137	137	PF NO. 3	NV101658734	NMC998552	604634	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
138	138	PF NO. 4	NV101658735	NMC998553	604635	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
139	139	PF NO. 5	NV101658736	NMC998554	604636	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
140	140	PF NO. 6	NV101658737	NMC998555	604637	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
141	141	PF NO. 7	NV101658738	NMC998556	604638	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
142	142	PF NO. 8	NV101658739	NMC998557	604639	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
143	143	PF NO. 9	NV101659109	NMC998558	604640	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
144	144	PF NO. 10	NV101659110	NMC998559	604641	Lode	10-Sep-2008	CLOVER NEVADA II LLC	Dixie Flats
22	22	DIX 130	NV101756939	NMC732339	379606	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
14	14	DIX 122	NV101758191	NMC732331	379598	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
9	9	DIX 117	NV102520457	NMC732326	379593	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
15	15	DIX 123	NV102520771	NMC732332	379599	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
7	7	DIX 115	NV102521203	NMC732324	379591	Lode	05-Nov-1995	CLOVER NEVADA II LLC	Dixie Flats
99	99	DF 1	NV102522419	NMC887840	529617	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
100	100	DF 2	NV102522420	NMC887841	529618	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
101	101	DF 3	NV102522421	NMC887842	529619	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
102	102	DF 4	NV102522422	NMC887843	529620	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
103	103	DF 5	NV102522423	NMC887844	529621	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
104	104	DF 6	NV102522424	NMC887845	529622	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
105	105	DF 7	NV102522425	NMC887846	529623	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
106	106	DF 8	NV102522426	NMC887847	529624	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
107	107	DF 9	NV102522427	NMC887848	529625	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
108	108	DF 10	NV102522428	NMC887849	529626	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
109	109	DF 11	NV102523643	NMC887850	529627	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
110	110	DF 12	NV102523644	NMC887851	529628	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats

M3-PN250005 27 February 2026 Revision 0	KK

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
111	111	DF 13	NV102523645	NMC887852	529629	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
112	112	DF 14	NV102523646	NMC887853	529630	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
113	113	DF 15	NV102523647	NMC887854	529631	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
114	114	DF 16	NV102523648	NMC887855	529632	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
115	115	DF 17	NV102523649	NMC887856	529633	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
116	116	DF 18	NV102523650	NMC887857	529634	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
117	117	DF 19	NV102523651	NMC887858	529635	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
118	118	DF 20	NV102523652	NMC887859	529636	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
119	119	DF 21	NV102523653	NMC887860	529637	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
120	120	DF 22	NV102523654	NMC887861	529638	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
121	121	DF 23	NV102523655	NMC887862	529639	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
122	122	DF 24	NV102523656	NMC887863	529640	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
123	123	DF 25	NV102523657	NMC887864	529641	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
124	124	DF 26	NV102523658	NMC887865	529642	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
125	125	DF 27	NV102523659	NMC887866	529643	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
126	126	DF 28	NV102523660	NMC887867	529644	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
127	127	DF 29	NV102523661	NMC887868	529645	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
128	128	DF 30	NV102523662	NMC887869	529646	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
129	129	DF 31	NV102523663	NMC887870	529647	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
130	130	DF 32	NV102523664	NMC887871	529648	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
131	131	DF 33	NV102524864	NMC887872	529649	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
132	132	DF 34	NV102524865	NMC887873	529650	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
133	133	DF 35	NV102524866	NMC887874	529651	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats
134	134	DF 36	NV102524867	NMC887875	529652	Lode	14-Jan-2005	CLOVER NEVADA II LLC	Dixie Flats

181	1	NDS 1	NV101856412	NMC930236	556165	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star

M3-PN250005 27 February 2026 Revision 0	LL

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
182	2	NDS 2	NV101856413	NMC930237	556166	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
183	3	NDS 3	NV101856414	NMC930238	556167	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
184	4	NDS 4	NV101856415	NMC930239	556168	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
185	5	NDS 5	NV101856416	NMC930240	556169	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
186	6	NDS 6	NV101856417	NMC930241	556170	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
187	7	NDS 7	NV101856418	NMC930242	556171	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
188	8	NDS 8	NV101856419	NMC930243	556172	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
189	9	NDS 9	NV101856420	NMC930244	556173	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
190	10	NDS 10	NV101856421	NMC930245	556174	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
191	11	NDS 11	NV101856422	NMC930246	556175	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
192	12	NDS 12	NV101856423	NMC930247	556176	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
193	13	NDS 13	NV101856424	NMC930248	556177	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
194	14	NDS 14	NV101856425	NMC930249	556178	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
195	15	NDS 15	NV101856426	NMC930250	556179	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
196	16	NDS 16	NV101856427	NMC930251	556180	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
197	17	NDS 17	NV101856428	NMC930252	556181	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
198	18	NDS 18	NV101856429	NMC930253	556182	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
199	19	NDS 19	NV101857445	NMC930254	556183	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
200	20	NDS 20	NV101857446	NMC930255	556184	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
201	21	NDS 21	NV101857447	NMC930256	556185	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
202	22	NDS 22	NV101857448	NMC930257	556186	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
203	23	NDS 23	NV101857449	NMC930258	556187	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
204	24	NDS 24	NV101857450	NMC930259	556188	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
205	25	NDS 25	NV101857451	NMC930260	556189	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
206	26	NDS 26	NV101857452	NMC930261	556190	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star

M3-PN250005 27 February 2026 Revision 0	MM

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
207	27	NDS 27	NV101857453	NMC930262	556191	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
208	28	NDS 28	NV101857454	NMC930263	556192	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
209	29	NDS 29	NV101857455	NMC930264	556193	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
210	30	NDS 30	NV101857456	NMC930265	556194	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
211	31	NDS 31	NV101857457	NMC930266	556195	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
212	32	NDS 32	NV101857458	NMC930267	556196	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
213	33	NDS 33	NV101857459	NMC930268	556197	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
214	34	NDS 34	NV101857460	NMC930269	556198	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
215	35	NDS 35	NV101857461	NMC930270	556199	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
216	36	NDS 36	NV101857462	NMC930271	556200	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
217	37	NDS 37	NV101857463	NMC930272	556201	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
218	38	NDS 38	NV101857464	NMC930273	556202	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
219	39	NDS 43	NV101857465	NMC930278	556207	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
220	40	NDS 45	NV101857466	NMC930280	556209	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
221	41	NDS 46	NV101858666	NMC930281	556210	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
222	42	NDS 47	NV101858667	NMC930282	556211	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
223	43	NDS 48	NV101858668	NMC930283	556212	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
224	44	NDS 49	NV101858669	NMC930284	556213	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
225	45	NDS 50	NV101858670	NMC930285	556214	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
226	46	NDS 51	NV101858671	NMC930286	556215	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
227	47	NDS 52	NV101858672	NMC930287	556216	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
228	48	NDS 53	NV101858673	NMC930288	556217	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
229	49	NDS 54	NV101858674	NMC930289	556218	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
230	50	NDS 55	NV101858675	NMC930290	556219	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star
231	51	NDS 56	NV101858676	NMC930291	556220	Lode	06-Apr-2006	CLOVER NEVADA II LLC	North Star

M3-PN250005 27 February 2026 Revision 0	NN

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
232	52	NDS 39	NV101840332	NMC1182513	748704	Lode	19-Nov-2018	CLOVER NEVADA II LLC	North Star
233	53	NDS 40	NV101840333	NMC1182514	748705	Lode	19-Nov-2018	CLOVER NEVADA II LLC	North Star
234	54	NDS 41	NV101840334	NMC1182515	748706	Lode	19-Nov-2018	CLOVER NEVADA II LLC	North Star
235	55	NDS 42	NV101840335	NMC1182516	748707	Lode	19-Nov-2018	CLOVER NEVADA II LLC	North Star
236	56	NDS 44	NV101840336	NMC1182517	748708	Lode	19-Nov-2018	CLOVER NEVADA II LLC	North Star

237	1	APD 12	NV101647098	NMC810080	452596	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
238	2	APD 14	NV101647099	NMC810081	452597	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
239	3	APD 16	NV101647100	NMC810082	452598	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
240	4	APD 18	NV101647101	NMC810083	452599	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
241	5	APD 20	NV101647102	NMC810084	452600	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
242	6	APD 22	NV101647103	NMC810085	452601	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
243	7	APD 32	NV101647104	NMC810086	452602	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
244	8	APD 34	NV101647105	NMC810087	452603	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
245	9	JAK 1	NV101647106	NMC810088	452604	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
246	10	JAK 2	NV101647107	NMC810089	452605	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
247	11	JAK 3	NV101647108	NMC810090	452606	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
248	12	JAK 4	NV101647109	NMC810091	452607	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
249	13	JAK 5	NV101647110	NMC810092	452608	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
250	14	JAK 6	NV101647111	NMC810093	452609	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
251	15	JAK 7	NV101647112	NMC810094	452610	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
252	16	JAK 8	NV101647113	NMC810095	452611	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
253	17	JAK 9	NV101648307	NMC810096	452612	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
254	18	JAK 10	NV101648308	NMC810097	452613	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
255	19	JAK 11	NV101648309	NMC810098	452614	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	OO

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
256	20	JAK 12	NV101648310	NMC810099	452615	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
257	21	JAK 13	NV101648311	NMC810100	452616	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
258	22	JAK 14	NV101648312	NMC810101	452617	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
259	23	JAK 15	NV101648313	NMC810102	452618	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
260	24	JAK 16	NV101648314	NMC810103	452619	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
261	25	JAK 17	NV101648315	NMC810104	452620	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
262	26	JAK 18	NV101648316	NMC810105	452621	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
263	27	JAK 19	NV101648317	NMC810106	452622	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
264	28	JAK 20	NV101648318	NMC810107	452623	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
265	29	JAK 21	NV101648319	NMC810108	452624	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
266	30	JAK 22	NV101648320	NMC810109	452625	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
267	31	JAK 23	NV101648321	NMC810110	452626	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
268	32	JAK 24	NV101823001	NMC810111	452627	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
269	33	JAK 25	NV101823002	NMC810112	452628	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
270	34	JAK 26	NV101823003	NMC810113	452629	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
271	35	JAK 27	NV101823004	NMC810114	452630	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
272	36	JAK 28	NV101823005	NMC810115	452631	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
273	37	JAK 29	NV101823006	NMC810116	452632	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
274	38	JAK 30	NV101823007	NMC810117	452633	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
275	39	JAK 31	NV101823008	NMC810118	452634	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
276	40	JAK 32	NV101823009	NMC810119	452635	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
277	41	JAK 33	NV101823010	NMC810120	452636	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
278	42	JAK 34	NV101823011	NMC810121	452637	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
279	43	JAK 35	NV101823012	NMC810122	452638	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
280	44	JAK 36	NV101823013	NMC810123	452639	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	PP

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
281	45	JAK 37	NV101823014	NMC810124	452640	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
282	46	JAK 38	NV101823015	NMC810125	452641	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
283	47	JAK 39	NV101823016	NMC810126	452642	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
284	48	JAK 40	NV101823017	NMC810127	452643	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
285	49	JAK 41	NV101823018	NMC810128	452644	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
286	50	JAK 42	NV101823019	NMC810129	452645	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
287	51	JAK 43	NV101823020	NMC810130	452646	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
288	52	JAK 44	NV101823021	NMC810131	452647	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
289	53	JAK 45	NV101823022	NMC810132	452648	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
290	54	JAK 46	NV101824401	NMC810133	452649	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
291	55	JAK 47	NV101824402	NMC810134	452650	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
292	56	JAK 48	NV101824403	NMC810135	452651	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
293	57	JAK 49	NV101824404	NMC810136	452652	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
294	58	JAK 50	NV101824405	NMC810137	452653	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
295	59	JAK 51	NV101824406	NMC810138	452654	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
296	60	JAK 52	NV101824407	NMC810139	452655	Lode	13-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
297	61	JAK 53	NV101824408	NMC810140	452656	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
298	62	JAK 54	NV101824409	NMC810141	452657	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
299	63	JAK 55	NV101824410	NMC810142	452658	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
300	64	JAK 56	NV101824411	NMC810143	452659	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
301	65	JAK 57	NV101824412	NMC810144	452660	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
302	66	JAK 58	NV101824413	NMC810145	452661	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
303	67	JAK 59	NV101824414	NMC810146	452662	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
304	68	JAK 60	NV101824415	NMC810147	452663	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
305	69	JAK 61	NV101824416	NMC810148	452664	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	QQ

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
306	70	JAK 62	NV101824417	NMC810149	452665	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
307	71	JAK 63	NV101824418	NMC810150	452666	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
308	72	JAK 64	NV101824419	NMC810151	452667	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
309	73	JAK 65	NV101824420	NMC810152	452668	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
310	74	JAK 66	NV101824421	NMC810153	452669	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
311	75	JAK 67	NV101824422	NMC810154	452670	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
312	76	JAK 68	NV101825601	NMC810155	452671	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
313	77	JAK 69	NV101825602	NMC810156	452672	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
314	78	JAK 70	NV101825603	NMC810157	452673	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
315	79	JAK 71	NV101825604	NMC810158	452674	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
316	80	JAK 72	NV101825605	NMC810159	452675	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
317	81	JAK 73	NV101825606	NMC810160	452676	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
318	82	JAK 74	NV101825607	NMC810161	452677	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
319	83	JAK 75	NV101825608	NMC810162	452678	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
320	84	JAK 76	NV101828213	NMC810163	452679	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
321	85	JAK 77	NV101825609	NMC810164	452680	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
322	86	JAK 78	NV101825610	NMC810165	452681	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
323	87	JAK 79	NV101825611	NMC810166	452682	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
324	88	JAK 80	NV101825612	NMC810167	452683	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
325	89	JAK 81	NV101825613	NMC810168	452684	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
326	90	JAK 82	NV101825614	NMC810169	452685	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
327	91	JAK 83	NV101825615	NMC810170	452686	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
328	92	JAK 84	NV101825616	NMC810171	452687	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
329	93	JAK 85	NV101825617	NMC810172	452688	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
330	94	JAK 86	NV101825618	NMC810173	452689	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	RR

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
331	95	JAK 87	NV101825619	NMC810174	452690	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
332	96	JAK 88	NV101825620	NMC810175	452691	Lode	14-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
333	97	JAK 89	NV101825621	NMC810176	452692	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
334	98	JAK 90	NV101825622	NMC810177	452693	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
335	99	JAK 91	NV101826801	NMC810178	452694	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
336	100	JAK 92	NV101826802	NMC810179	452695	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
337	101	JAK 101	NV101826803	NMC810180	452696	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
338	102	JAK 102	NV101826804	NMC810181	452697	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
339	103	JAK 115	NV101826805	NMC810182	452698	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
340	104	JAK 116	NV101826806	NMC810183	452699	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
341	105	JAK 117	NV101826807	NMC810184	452700	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
342	106	JAK 118	NV101826808	NMC810185	452701	Lode	15-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
343	107	JAK 119	NV101826809	NMC810186	452702	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
344	108	JAK 120	NV101826810	NMC810187	452703	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
345	109	JAK 121	NV101826811	NMC810188	452704	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
346	110	JAK 122	NV101826812	NMC810189	452705	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
347	111	JAK 123	NV101826813	NMC810190	452706	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
348	112	JAK 124	NV101826814	NMC810191	452707	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
349	113	JAK 125	NV101826815	NMC810192	452708	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
350	114	JAK 126	NV101826816	NMC810193	452709	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
351	115	JAK 127	NV101826817	NMC810194	452710	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
352	116	JAK 128	NV101826818	NMC810195	452711	Lode	16-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
353	117	JAK 151	NV101826819	NMC810196	452712	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
354	118	JAK 153	NV101826820	NMC810197	452713	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
355	119	JAK 155	NV101826821	NMC810198	452714	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	SS

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
356	120	JAK 157	NV101828201	NMC810199	452715	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
357	121	JAK 159	NV101828202	NMC810200	452716	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
358	122	JAK 161	NV101828203	NMC810201	452717	Lode	11-Oct-1999	CLOVER NEVADA II LLC	Pony Creek
359	123	JAK 163	NV101828204	NMC810202	452718	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
360	124	JAK 165	NV101828205	NMC810203	452719	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
361	125	JAK 167	NV101828206	NMC810204	452720	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
362	126	JAK 169	NV101828207	NMC810205	452721	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
363	127	JAK 171	NV101828208	NMC810206	452722	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
364	128	JAK 173	NV101828209	NMC810207	452723	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
365	129	JAK 175	NV101828210	NMC810208	452724	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
366	130	JAK 177	NV101828211	NMC810209	452725	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
367	131	JAK 179	NV101828212	NMC810210	452726	Lode	17-Sep-1999	CLOVER NEVADA II LLC	Pony Creek
368	132	PC 1	NV101380481	NMC824969	474541	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
369	133	PC 2	NV101380482	NMC824970	474542	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
370	134	PC 3	NV101380483	NMC824971	474543	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
371	135	PC 4	NV101380484	NMC824972	474544	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
372	136	PC 5	NV101380485	NMC824973	474545	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
373	137	PC 6	NV101380486	NMC824974	474546	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
374	138	PC 7	NV101380487	NMC824975	474547	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
375	139	PC 8	NV101380488	NMC824976	474548	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
376	140	PC 9	NV101380489	NMC824977	474549	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
377	141	PC 10	NV101380490	NMC824978	474550	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
378	142	PC 11	NV101380491	NMC824979	474551	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
379	143	PC 12	NV101380492	NMC824980	474552	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
380	144	PC 13	NV101380493	NMC824981	474553	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	TT

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
381	145	PC 14	NV101380494	NMC824982	474554	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
382	146	PC 15	NV101381648	NMC824983	474555	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
383	147	PC 16	NV101381649	NMC824984	474556	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
384	148	PC 17	NV101381650	NMC824985	474557	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
385	149	PC 18	NV101381651	NMC824986	474558	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
386	150	PC 19	NV101381652	NMC824987	474560	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
387	151	PC 20	NV101381653	NMC824988	474561	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
388	152	PC 21	NV101381654	NMC824989	474562	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
389	153	PC 22	NV101381655	NMC824990	474563	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
390	154	PC 23	NV101381656	NMC824991	474564	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
391	155	PC 24	NV101381657	NMC824992	474565	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
392	156	PC 25	NV101381658	NMC824993	474566	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
393	157	PC 26	NV101381659	NMC824994	474567	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
394	158	PC 27	NV101381660	NMC824995	474568	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
395	159	PC 28	NV101381661	NMC824996	474569	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
396	160	PC 29	NV101381662	NMC824997	474570	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
397	161	PC 30	NV101381663	NMC824998	474571	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
398	162	PC 31	NV101381664	NMC824999	474572	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
399	163	PC 32	NV101381665	NMC825000	474573	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
400	164	PC 33	NV101381666	NMC825001	474574	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
401	165	PC 34	NV101381667	NMC825002	474575	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
402	166	PC 35	NV101381668	NMC825003	474576	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
403	167	PC 36	NV101381669	NMC825004	474577	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
404	168	PC 37	NV101382682	NMC825005	474578	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
405	169	PC 38	NV101382683	NMC825006	474579	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	UU

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
406	170	PC 39	NV101382684	NMC825007	474580	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
407	171	PC 40	NV101382685	NMC825008	474581	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
408	172	PC 41	NV101382686	NMC825009	474582	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
409	173	PC 42	NV101382687	NMC825010	474583	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
410	174	PC 43	NV101382801	NMC825011	474584	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
411	175	PC 44	NV101382802	NMC825012	474585	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
412	176	PC 45	NV101382803	NMC825013	474586	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
413	177	PC 46	NV101382804	NMC825014	474587	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
414	178	PC 47	NV101382805	NMC825015	474588	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
415	179	PC 48	NV101382806	NMC825016	474589	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
416	180	PC 49	NV101382807	NMC825017	474590	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
417	181	PC 50	NV101382808	NMC825018	474591	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
418	182	PC 51	NV101382809	NMC825019	474592	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
419	183	PC 52	NV101382810	NMC825020	474593	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
420	184	PC 53	NV101382811	NMC825021	474594	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
421	185	PC 54	NV101382812	NMC825022	474595	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
422	186	PC 55	NV101382813	NMC825023	474596	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
423	187	PC 56	NV101382814	NMC825024	474597	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
424	188	PC 57	NV101382815	NMC825025	474598	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
425	189	PC 58	NV101382816	NMC825026	474599	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
426	190	PC 59	NV101383885	NMC825027	474600	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
427	191	PC 60	NV101383886	NMC825028	474601	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
428	192	PC 61	NV101383887	NMC825029	474602	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
429	193	PC 62	NV101383888	NMC825030	474603	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
430	194	PC 63	NV101383889	NMC825031	474604	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	VV

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
431	195	PC 64	NV101383890	NMC825032	474605	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
432	196	PC 65	NV101383891	NMC825033	474606	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
433	197	PC 66	NV101383892	NMC825034	474607	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
434	198	PC 67	NV101383893	NMC825035	474608	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
435	199	PC 68	NV101383894	NMC825036	474609	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
436	200	PC 69	NV101383895	NMC825037	474610	Lode	11-Sep-2001	CLOVER NEVADA II LLC	Pony Creek
437	201	PIR 103	NV101388812	NMC831170	487227	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
438	202	PIR 104	NV101388813	NMC831171	487228	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
439	203	PIR 105	NV101388814	NMC831172	487229	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
440	204	PIR 106	NV101388815	NMC831173	487230	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
441	205	PIR 107	NV101388816	NMC831174	487231	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
442	206	PIR 108	NV101388817	NMC831175	487232	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
443	207	PIR 109	NV101388818	NMC831176	487233	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
444	208	PIR 110	NV101388819	NMC831177	487234	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
445	209	PIR 111	NV101388820	NMC831178	487235	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
446	210	PIR 112	NV101388821	NMC831179	487236	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
447	211	PIR 113	NV101388822	NMC831180	487237	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
448	212	PIR 114	NV101388823	NMC831181	487238	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
449	213	PIR 115	NV101388824	NMC831182	487239	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
450	214	PIR 116	NV101388825	NMC831183	487240	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
451	215	PIR 117	NV101390024	NMC831184	487241	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
452	216	PIR 118	NV101390025	NMC831185	487242	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
453	217	PIR 119	NV101390026	NMC831186	487243	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
454	218	PIR 120	NV101390027	NMC831187	487244	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
455	219	PIR 121	NV101390028	NMC831188	487245	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	WW

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
456	220	PIR 122	NV101390029	NMC831189	487246	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
457	221	PIR 123	NV101390030	NMC831190	487247	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
458	222	PIR 124	NV101390031	NMC831191	487248	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
459	223	PIR 125	NV101390032	NMC831192	487249	Lode	06-Jun-2002	CLOVER NEVADA II LLC	Pony Creek
460	224	PC 70	NV101365221	NMC834425	490018	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
461	225	PC 71	NV101365222	NMC834426	490019	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
462	226	PC 72	NV101365223	NMC834427	490020	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
463	227	PC 73	NV101365224	NMC834428	490021	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
464	228	PC 74	NV101365225	NMC834429	490022	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
465	229	PC 75	NV101365226	NMC834430	490023	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
466	230	PC 76	NV101365227	NMC834431	490024	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
467	231	PC 77	NV101365228	NMC834432	490025	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
468	232	PC 78	NV101365229	NMC834433	490026	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
469	233	PC 79	NV101366022	NMC834434	490027	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
470	234	PC 80	NV101366023	NMC834435	490028	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
471	235	PC 81	NV101366024	NMC834436	490029	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
472	236	PC 82	NV101366025	NMC834437	490030	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
473	237	PC 83	NV101366026	NMC834438	490031	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
474	238	PC 84	NV101366027	NMC834439	490032	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
475	239	PC 85	NV101366028	NMC834440	490033	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
476	240	PC 86	NV101366029	NMC834441	490034	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
477	241	PC 87	NV101366030	NMC834442	490035	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
478	242	PC 88	NV101366031	NMC834443	490036	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
479	243	PC 89	NV101366032	NMC834444	490037	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
480	244	PC 90	NV101366033	NMC834445	490038	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	XX

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
481	245	PC 91	NV101366034	NMC834446	490039	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
482	246	PC 92	NV101366035	NMC834447	490040	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
483	247	PC 93	NV101366036	NMC834448	490041	Lode	01-Sep-2002	CLOVER NEVADA II LLC	Pony Creek
484	248	PS 4	NV101653070	NMC884220	527520	Lode	24-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
485	249	PS 5	NV101653071	NMC884221	527521	Lode	24-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
486	250	PS 6	NV101653072	NMC884222	527522	Lode	24-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
487	251	RR 9	NV101678246	NMC885995	527960	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
488	252	RR 10	NV101678247	NMC885996	527961	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
489	253	RR 11	NV101678248	NMC885997	527962	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
490	254	RR 12	NV101678249	NMC885998	527963	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
491	255	RR 13	NV101678250	NMC885999	527964	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
492	256	RR 14	NV101678251	NMC886000	527965	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
493	257	RR 15	NV101678252	NMC886001	527966	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
494	258	RR 16	NV101678253	NMC886002	527967	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
495	259	RR 17	NV101678254	NMC886003	527968	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
496	260	RR 18	NV101678255	NMC886004	527969	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
497	261	RR 19	NV101679243	NMC886005	527970	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
498	262	RR 20	NV101679244	NMC886006	527971	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
499	263	RR 21	NV101679245	NMC886007	527972	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
500	264	RR 22	NV101679246	NMC886008	527973	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
501	265	RR 23	NV101679247	NMC886009	527974	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
502	266	RR 24	NV101679248	NMC886010	527975	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
503	267	RR 25	NV101679249	NMC886011	527976	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
504	268	RR 26	NV101679250	NMC886012	527977	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
505	269	RR 27	NV101679251	NMC886013	527978	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	YY

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
506	270	RR 28	NV101679252	NMC886014	527979	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
507	271	RR 29	NV101679253	NMC886015	527980	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
508	272	RR 30	NV101679254	NMC886016	527981	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
509	273	RR 31	NV101679255	NMC886017	527982	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
510	274	RR 32	NV101679256	NMC886018	527983	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
511	275	RR 33	NV101679257	NMC886019	527984	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
512	276	RR 34	NV101679258	NMC886020	527985	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
513	277	RR 35	NV101680238	NMC886021	527986	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
514	278	RR 36	NV101680239	NMC886022	527987	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
515	279	RR 37	NV101680240	NMC886023	527988	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
516	280	RR 38	NV101680241	NMC886024	527989	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
517	281	RR 39	NV101680242	NMC886025	527990	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
518	282	RR 40	NV101680243	NMC886026	527991	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
519	283	RR 41	NV101680244	NMC886027	527992	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
520	284	RR 73	NV101680245	NMC886057	528022	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
521	285	RR 74	NV101680246	NMC886058	528023	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
522	286	RR 75	NV101680247	NMC886059	528024	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
523	287	RR 76	NV101680248	NMC886060	528025	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
524	288	RR 77	NV101680249	NMC886061	528026	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
525	289	RR 78	NV101680250	NMC886062	528027	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
526	290	RR 87	NV101680251	NMC886071	528036	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
527	291	RR 88	NV101680252	NMC886072	528037	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
528	292	RR 89	NV101680253	NMC886073	528038	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
529	293	RR 90	NV101680254	NMC886074	528039	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
530	294	RR 91	NV101680255	NMC886075	528040	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	ZZ

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
531	295	RR 92	NV101680256	NMC886076	528041	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
532	296	RR 93	NV101680257	NMC886077	528042	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
533	297	RR 94	NV101680258	NMC886078	528043	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
534	298	RR 95	NV101680259	NMC886079	528044	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
535	299	RR 96	NV101651229	NMC886080	528045	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
536	300	RR 97	NV101651230	NMC886081	528046	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
537	301	RR 98	NV101651231	NMC886082	528047	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
538	302	RR 101	NV101651232	NMC886085	528050	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
539	303	RR 102	NV101651233	NMC886086	528051	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
540	304	RR 103	NV101651234	NMC886087	528052	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
541	305	RR 104	NV101651235	NMC886088	528053	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
542	306	RR 105	NV101651236	NMC886089	528054	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
543	307	RR 106	NV101651237	NMC886090	528055	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
544	308	RR 115	NV101651238	NMC886099	528064	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
545	309	RR 116	NV101651239	NMC886100	528065	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
546	310	RR 117	NV101651240	NMC886101	528066	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
547	311	RR 118	NV101651241	NMC886102	528067	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
548	312	RR 119	NV101651242	NMC886103	528068	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
549	313	RR 120	NV101651243	NMC886104	528069	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
550	314	RR 121	NV101651244	NMC886105	528070	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
551	315	RR 122	NV101651245	NMC886106	528071	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
552	316	RR 123	NV101651246	NMC886107	528072	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
553	317	RR 124	NV101651247	NMC886108	528073	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
554	318	RR 125	NV101651248	NMC886109	528074	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
555	319	RR 126	NV101651249	NMC886110	528075	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	AAA

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
556	320	RR 127	NV101651250	NMC886111	528076	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
557	321	RR 129	NV101652227	NMC886113	528078	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
558	322	RR 131	NV101652228	NMC886115	528080	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
559	323	RR 132	NV101652229	NMC886116	528081	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
560	324	RR 135	NV101652230	NMC886119	528084	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
561	325	RR 136	NV101652231	NMC886120	528085	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
562	326	RR 137	NV101652232	NMC886121	528086	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
563	327	RR 138	NV101652233	NMC886122	528087	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
564	328	RR 139	NV101652234	NMC886123	528088	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
565	329	RR 140	NV101652235	NMC886124	528089	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
566	330	RR 141	NV101652236	NMC886125	528090	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
567	331	RR 142	NV101652237	NMC886126	528091	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
568	332	RR 143	NV101652238	NMC886127	528092	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
569	333	RR 144	NV101652239	NMC886128	528093	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
570	334	RR 145	NV101652240	NMC886129	528094	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
571	335	RR 146	NV101652241	NMC886130	528095	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
572	336	RR 147	NV101652242	NMC886131	528096	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
573	337	RR 148	NV101652243	NMC886132	528097	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
574	338	RR 149	NV101652244	NMC886133	528098	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
575	339	RR 150	NV101652245	NMC886134	528099	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
576	340	RR 151	NV101652246	NMC886135	528100	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
577	341	RR 152	NV101652247	NMC886136	528101	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
578	342	RR 153	NV101652248	NMC886137	528102	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
579	343	RR 154	NV101653126	NMC886138	528103	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
580	344	RR 155	NV101653127	NMC886139	528104	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	BBB

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
581	345	RR 156	NV101653128	NMC886140	528105	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
582	346	RR 157	NV101653129	NMC886141	528106	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
583	347	RR 158	NV101653130	NMC886142	528107	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
584	348	RR 159	NV101653131	NMC886143	528108	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
585	349	RR 160	NV101653132	NMC886144	528109	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
586	350	RR 161	NV101653133	NMC886145	528110	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
587	351	RR 162	NV101653134	NMC886146	528111	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
588	352	RR 163	NV101653135	NMC886147	528112	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
589	353	RR 164	NV101653136	NMC886148	528113	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
590	354	RR 165	NV101653137	NMC886149	528114	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
591	355	RR 166	NV101653138	NMC886150	528115	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
592	356	RR 167	NV101653139	NMC886151	528116	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
593	357	RR 168	NV101653140	NMC886152	528117	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
594	358	RR 169	NV101653141	NMC886153	528118	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
595	359	RR 170	NV101653142	NMC886154	528119	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
596	360	RR 171	NV101653143	NMC886155	528120	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
597	361	RR 172	NV101653144	NMC886156	528121	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
598	362	RR 173	NV101653145	NMC886157	528122	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
599	363	RR 174	NV101653146	NMC886158	528123	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
600	364	RR 175	NV101653147	NMC886159	528124	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
601	365	RR 176	NV101654074	NMC886160	528125	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
602	366	RR 177	NV101654075	NMC886161	528126	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
603	367	RR 178	NV101654076	NMC886162	528127	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
604	368	RR 233	NV102524819	NMC886217	528182	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
605	369	RR 234	NV102524820	NMC886218	528183	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	CCC

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
606	370	RR 235	NV102524821	NMC886219	528184	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
607	371	RR 236	NV101311401	NMC886220	528185	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
608	372	RR 237	NV101311402	NMC886221	528186	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
609	373	RR 238	NV101311403	NMC886222	528187	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
610	374	RR 239	NV101311404	NMC886223	528188	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
611	375	RR 240	NV101311405	NMC886224	528189	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
612	376	RR 241	NV101311406	NMC886225	528190	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
613	377	RR 242	NV101311407	NMC886226	528191	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
614	378	RR 243	NV101311408	NMC886227	528192	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
615	379	RR 244	NV101311409	NMC886228	528193	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
616	380	RR 245	NV101311410	NMC886229	528194	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
617	381	RR 246	NV101311411	NMC886230	528195	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
618	382	RR 263	NV101311412	NMC886247	528212	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
619	383	RR 264	NV101311413	NMC886248	528213	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
620	384	RR 265	NV101311414	NMC886249	528214	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
621	385	RR 266	NV101311415	NMC886250	528215	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
622	386	RR 267	NV101311416	NMC886251	528216	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
623	387	RR 268	NV101311417	NMC886252	528217	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
624	388	RR 269	NV101311418	NMC886253	528218	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
625	389	RR 270	NV101311419	NMC886254	528219	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
626	390	RR 272	NV101311420	NMC886256	528221	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
627	391	RR 274	NV101311421	NMC886258	528223	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
628	392	RR 276	NV101312601	NMC886260	528225	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
629	393	RR 278	NV101312602	NMC886262	528227	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
630	394	RR 280	NV101312603	NMC886264	528229	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	DDD

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
631	395	RR 282	NV101312604	NMC886266	528231	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
632	396	RR 284	NV101312605	NMC886268	528233	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
633	397	RR 286	NV101312606	NMC886270	528235	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
634	398	RR 287	NV101312607	NMC886271	528236	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
635	399	RR 288	NV101312608	NMC886272	528237	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
636	400	RR 289	NV101312609	NMC886273	528238	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
637	401	RR 290	NV101312610	NMC886274	528239	Lode	15-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
638	402	RR 291	NV101312611	NMC886275	528240	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
639	403	RR 292	NV101312612	NMC886276	528241	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
640	404	RR 293	NV101312613	NMC886277	528242	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
641	405	RR 294	NV101312614	NMC886278	528243	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
642	406	RR 295	NV101312615	NMC886279	528244	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
643	407	RR 296	NV101312616	NMC886280	528245	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
644	408	RR 297	NV101312617	NMC886281	528246	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
645	409	RR 298	NV101312618	NMC886282	528247	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
646	410	RR 299	NV101312619	NMC886283	528248	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
647	411	RR 300	NV101312620	NMC886284	528249	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
648	412	RR 301	NV101312621	NMC886285	528250	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
649	413	RR 302	NV101313801	NMC886286	528251	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
650	414	RR 303	NV101313802	NMC886287	528252	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
651	415	RR 304	NV101313803	NMC886288	528253	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
652	416	RR 305	NV101313804	NMC886289	528254	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
653	417	RR 306	NV101313805	NMC886290	528255	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
654	418	RR 307	NV101313806	NMC886291	528256	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
655	419	RR 308	NV101313807	NMC886292	528257	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	EEE

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
656	420	RR 309	NV101313808	NMC886293	528258	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
657	421	RR 310	NV101313809	NMC886294	528259	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
658	422	RR 311	NV101313810	NMC886295	528260	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
659	423	RR 312	NV101313811	NMC886296	528261	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
660	424	RR 313	NV101313812	NMC886297	528262	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
661	425	RR 314	NV101313813	NMC886298	528263	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
662	426	RR 315	NV101313814	NMC886299	528264	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
663	427	RR 316	NV101313815	NMC886300	528265	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
664	428	RR 322	NV101313821	NMC886306	528271	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
665	429	RR 323	NV101315001	NMC886307	528272	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
666	430	RR 324	NV101315002	NMC886308	528273	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
667	431	RR 325	NV101315003	NMC886309	528274	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
668	432	RR 326	NV101315004	NMC886310	528275	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
669	433	RR 327	NV101315005	NMC886311	528276	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
670	434	RR 328	NV101315006	NMC886312	528277	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
671	435	RR 329	NV101315007	NMC886313	528278	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
672	436	RR 330	NV101315008	NMC886314	528279	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
673	437	RR 331	NV101315009	NMC886315	528280	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
674	438	RR 332	NV101315010	NMC886316	528281	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
675	439	RR 333	NV101315201	NMC886317	528282	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
676	440	RR 334	NV101315202	NMC886318	528283	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
677	441	RR 335	NV101315203	NMC886319	528284	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
678	442	RR 336	NV101315204	NMC886320	528285	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
679	443	RR 337	NV101315205	NMC886321	528286	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
680	444	RR 338	NV101315206	NMC886322	528287	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	FFF

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
681	445	RR 339	NV101315207	NMC886323	528288	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
682	446	RR 340	NV101315208	NMC886324	528289	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
683	447	RR 341	NV101315209	NMC886325	528290	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
684	448	RR 342	NV101315210	NMC886326	528291	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
685	449	RR 343	NV101315211	NMC886327	528292	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
686	450	RR 344	NV101316201	NMC886328	528293	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
687	451	RR 345	NV101316202	NMC886329	528294	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
688	452	RR 346	NV101316203	NMC886330	528295	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
689	453	RR 347	NV101316204	NMC886331	528296	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
690	454	RR 348	NV101316205	NMC886332	528297	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
691	455	RR 349	NV101316206	NMC886333	528298	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
692	456	RR 350	NV101316207	NMC886334	528299	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
693	457	RR 351	NV101316208	NMC886335	528300	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
694	458	RR 352	NV101316209	NMC886336	528301	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
695	459	RR 353	NV101316210	NMC886337	528302	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
696	460	RR 354	NV101316211	NMC886338	528303	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
697	461	RR 355	NV101316212	NMC886339	528304	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
698	462	RR 356	NV101316213	NMC886340	528305	Lode	22-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
699	463	RR 357	NV101316214	NMC886341	528306	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
700	464	RR 358	NV101316215	NMC886342	528307	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
701	465	RR 359	NV101316216	NMC886343	528308	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
702	466	RR 360	NV101316217	NMC886344	528309	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
703	467	RR 361	NV101316218	NMC886345	528310	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
704	468	RR 362	NV101316219	NMC886346	528311	Lode	21-Sep-2004	CLOVER NEVADA II LLC	Pony Creek
705	469	RR 432	NV101735310	NMC915511	545175	Lode	15-Sep-2005	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	GGG

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
706	470	RR 433	NV101735311	NMC915512	545176	Lode	15-Sep-2005	CLOVER NEVADA II LLC	Pony Creek
707	471	RR 434	NV101735312	NMC915513	545177	Lode	15-Sep-2005	CLOVER NEVADA II LLC	Pony Creek
708	472	RR 435	NV101735313	NMC915514	545178	Lode	15-Sep-2005	CLOVER NEVADA II LLC	Pony Creek
709	473	RR 436	NV101735314	NMC915515	545179	Lode	15-Sep-2005	CLOVER NEVADA II LLC	Pony Creek
710	474	JAK 196	NV101852461	NMC919786	547730	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
711	475	JAK 197	NV101852462	NMC919787	547731	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
712	476	JAK 198	NV101852463	NMC919788	547732	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
713	477	JAK 199	NV101852464	NMC919789	547733	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
714	478	JAK 200	NV101732487	NMC919790	547734	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
715	479	JAK 201	NV101732488	NMC919791	547735	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
716	480	JAK 202	NV101732489	NMC919792	547736	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
717	481	JAK 203	NV101732490	NMC919793	547737	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
718	482	JAK 204	NV101732491	NMC919794	547738	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
719	483	JAK 205	NV101732492	NMC919795	547739	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
720	484	JAK 206	NV101732493	NMC919796	547740	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
721	485	JAK 207	NV101733473	NMC919797	547741	Lode	29-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
722	486	JAK 208	NV101733474	NMC919798	547742	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
723	487	JAK 209	NV101733475	NMC919799	547743	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
724	488	JAK 210	NV101733476	NMC919800	547744	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
725	489	JAK 211	NV101733477	NMC919801	547745	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
726	490	JAK 212	NV101733478	NMC919802	547746	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
727	491	JAK 213	NV101733479	NMC919803	547747	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
728	492	JAK 214	NV101733480	NMC919804	547748	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
729	493	JAK 215	NV101733481	NMC919805	547749	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
730	494	JAK 216	NV101733482	NMC919806	547750	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	HHH

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
731	495	JAK 217	NV101733483	NMC919807	547751	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
732	496	JAK 218	NV101733484	NMC919808	547752	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
733	497	JAK 219	NV101733485	NMC919809	547753	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
734	498	JAK 220	NV101733486	NMC919810	547754	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
735	499	JAK 221	NV101733487	NMC919811	547755	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
736	500	JAK 226	NV101733488	NMC919816	547760	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
737	501	JAK 227	NV101733489	NMC919817	547761	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
738	502	JAK 228	NV101733490	NMC919818	547762	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
739	503	JAK 229	NV101733491	NMC919819	547763	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
740	504	JAK 230	NV101733492	NMC919820	547764	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
741	505	JAK 231	NV101733493	NMC919821	547765	Lode	28-Oct-2005	CLOVER NEVADA II LLC	Pony Creek
742	506	PS-1	NV101341210	NMC1050984	643867	Lode	07-Aug-2011	CLOVER NEVADA II LLC	Pony Creek
743	507	PS-2	NV101341211	NMC1050985	643868	Lode	07-Aug-2011	CLOVER NEVADA II LLC	Pony Creek
744	508	PS-3	NV101341212	NMC1050986	643869	Lode	07-Aug-2011	CLOVER NEVADA II LLC	Pony Creek
745	509	PS-7	NV101341213	NMC1050987	643870	Lode	07-Aug-2011	CLOVER NEVADA II LLC	Pony Creek
746	510	P 350	NV101717039	NMC1177565	744602	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
747	511	P 351	NV101717040	NMC1177566	744603	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
748	512	P 352	NV101869816	NMC1177567	744604	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
749	513	P 353	NV101869817	NMC1177568	744605	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
750	514	P 354	NV101869818	NMC1177569	744606	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
751	515	P 355	NV101869819	NMC1177570	744607	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
752	516	P 356	NV101869820	NMC1177571	744608	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
753	517	P 357	NV101869821	NMC1177572	744609	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
754	518	P 358	NV101869822	NMC1177573	744610	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
755	519	P 359	NV101869823	NMC1177574	744611	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	III

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
756	520	P 360	NV101869824	NMC1177575	744612	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
757	521	P 361	NV101869825	NMC1177576	744613	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
758	522	P 362	NV101869826	NMC1177577	744614	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
759	523	P 363	NV101869827	NMC1177578	744615	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
760	524	P 364	NV101869828	NMC1177579	744616	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
761	525	P 365	NV101869829	NMC1177580	744617	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
762	526	P 366	NV101869830	NMC1177581	744618	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
763	527	P 367	NV101869831	NMC1177582	744619	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
764	528	P 368	NV101869832	NMC1177583	744620	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
765	529	P 369	NV101869833	NMC1177584	744621	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
766	530	P 370	NV101869834	NMC1177585	744622	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
767	531	P 371	NV101869835	NMC1177586	744623	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
768	532	P 372	NV101869836	NMC1177587	744624	Lode	19-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
769	533	P 373	NV101550822	NMC1177588	744625	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
770	534	P 374	NV101550823	NMC1177589	744626	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
771	535	P 375	NV101550824	NMC1177590	744627	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
772	536	P 376	NV101550825	NMC1177591	744628	Lode	10-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
773	537	P 377	NV101550826	NMC1177592	744629	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
774	538	P 378	NV101550827	NMC1177593	744630	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
775	539	P 379	NV101550828	NMC1177594	744631	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
776	540	P 380	NV101550829	NMC1177595	744632	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
777	541	P 381	NV101550830	NMC1177596	744633	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
778	542	P 382	NV101550831	NMC1177597	744634	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
779	543	P 383	NV101550832	NMC1177598	744635	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
780	544	P 384	NV101550833	NMC1177599	744636	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek

M3-PN250005 27 February 2026 Revision 0	JJJ

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
781	545	P 385	NV101550834	NMC1177600	744637	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
782	546	P 386	NV101550835	NMC1177601	744638	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
783	547	P 387	NV101550836	NMC1177602	744639	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
784	548	P 388	NV101550837	NMC1177603	744640	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
785	549	P 389	NV101550838	NMC1177604	744641	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
786	550	P 390	NV101550839	NMC1177605	744642	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
787	551	P 391	NV101550840	NMC1177606	744643	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
788	552	P 392	NV101550841	NMC1177607	744644	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek
789	553	P 393	NV101550842	NMC1177608	744645	Lode	09-Jul-2018	CLOVER NEVADA II LLC	Pony Creek

790	1	C #1	NV101347860	NMC768212	404258	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
791	2	C #2	NV101492467	NMC768213	404259	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
792	3	C #3	NV101731413	NMC768214	404260	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
793	4	C #4	NV101343266	NMC768215	404261	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
794	5	C #5	NV101602618	NMC768216	404262	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
795	6	C #6	NV101509530	NMC768217	404263	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
796	7	C #7	NV101349696	NMC768218	404264	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
797	8	C #8	NV101458655	NMC768219	404265	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
798	9	C #9	NV101605218	NMC768220	404266	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
799	10	C #10	NV101458123	NMC768221	404267	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
800	11	C #11	NV101609831	NMC768222	404268	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
801	12	C #12	NV101458939	NMC768223	404269	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
802	13	C #13	NV101754273	NMC768224	404270	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
803	14	C #14	NV101344228	NMC768225	404271	Lode	09-Feb-1997	CLOVER NEVADA II LLC	Woodruff
804	15	C #15	NV101540946	NMC768226	404272	Lode	07-Feb-1997	CLOVER NEVADA II LLC	Woodruff

M3-PN250005 27 February 2026 Revision 0	KKK

South Railroad Project
Form 43-101F1 Technical Report

Claim Number	Claim No by Project	Claim Name	BLM Serial No.	BLM Legacy Serial No.	COUNTY FILING NUMBER	Claim Type	Location Date	Claim Owner registered with BLM	PROJECT
805	16	C #16	NV101344401	NMC768227	404273	Lode	07-Feb-1997	CLOVER NEVADA II LLC	Woodruff
806	17	C #17	NV101604967	NMC768228	404274	Lode	07-Feb-1997	CLOVER NEVADA II LLC	Woodruff
807	18	C #18	NV101494908	NMC768229	404275	Lode	07-Feb-1997	CLOVER NEVADA II LLC	Woodruff

M3-PN250005 27 February 2026 Revision 0	LLL

South Railroad Project
Form 43-101F1 Technical Report

Appendix C

Resource Tabulations

M3-PN250005 27 February 2026 Revision 0	MMM

South Railroad Project
Form 43-101F1 Technical Report

Dark Star Measured Oxide				Dark Star Measured Transitional

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	9,123,000	0.029	260,000	0.002	5,555,000	0.02	86,000
0.003	7,785,000	0.033	257,000	0.003	4,332,000	0.02	83,000
0.004	6,924,000	0.037	254,000	0.004	3,615,000	0.02	80,000
0.005	6,437,000	0.039	252,000	0.005	3,160,000	0.02	78,000
0.006	6,159,000	0.041	250,000	0.006	2,828,000	0.03	77,000
0.007	5,893,000	0.042	249,000	0.007	2,638,000	0.03	75,000
0.008	5,703,000	0.043	247,000	0.008	2,479,000	0.03	74,000
0.009	5,516,000	0.045	245,000	0.009	2,311,000	0.03	73,000
0.010	5,311,000	0.046	244,000	0.010	2,140,000	0.03	71,000
0.015	4,268,000	0.054	231,000	0.015	1,464,000	0.04	63,000
0.020	3,527,000	0.062	218,000	0.020	1,013,000	0.05	55,000
0.025	2,911,000	0.070	204,000	0.025	734,000	0.07	49,000
0.030	2,474,000	0.078	192,000	0.030	600,000	0.08	45,000
0.035	2,144,000	0.085	181,000	0.035	534,000	0.08	43,000
0.040	1,890,000	0.091	172,000	0.040	443,000	0.09	40,000
0.045	1,718,000	0.096	165,000	0.045	386,000	0.10	37,000
0.050	1,571,000	0.100	158,000	0.050	358,000	0.10	36,000
0.075	1,047,000	0.120	125,000	0.075	240,000	0.12	29,000
0.100	632,000	0.141	89,000	0.100	143,000	0.14	20,000

M3-PN250005 27 February 2026 Revision 0	NNN

South Railroad Project
Form 43-101F1 Technical Report

Dark Star Indicated Oxide				Dark Star Indicated Transitional

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	5,555,000	0.02	86,000	0.002	17,336,000	0.013	229,000
0.003	4,332,000	0.02	83,000	0.003	14,747,000	0.015	223,000
0.004	3,615,000	0.02	80,000	0.004	12,671,000	0.017	217,000
0.005	3,160,000	0.02	78,000	0.005	11,128,000	0.019	209,000
0.006	2,828,000	0.03	77,000	0.006	10,053,000	0.020	203,000
0.007	2,638,000	0.03	75,000	0.007	9,250,000	0.021	198,000
0.008	2,479,000	0.03	74,000	0.008	8,539,000	0.023	193,000
0.009	2,311,000	0.03	73,000	0.009	7,851,000	0.024	188,000
0.010	2,140,000	0.03	71,000	0.010	7,238,000	0.025	182,000
0.015	1,464,000	0.04	63,000	0.015	4,261,000	0.034	145,000
0.020	1,013,000	0.05	55,000	0.020	2,523,000	0.046	115,000
0.025	734,000	0.07	49,000	0.025	1,704,000	0.057	97,000
0.030	600,000	0.08	45,000	0.030	1,275,000	0.067	85,000
0.035	534,000	0.08	43,000	0.035	1,030,000	0.075	77,000
0.040	443,000	0.09	40,000	0.040	863,000	0.082	71,000
0.045	386,000	0.10	37,000	0.045	770,000	0.087	67,000
0.050	358,000	0.10	36,000	0.050	669,000	0.093	62,000
0.075	240,000	0.12	29,000	0.075	403,000	0.114	46,000
0.100	143,000	0.14	20,000	0.100	224,000	0.135	30,000

M3-PN250005 27 February 2026 Revision 0	OOO

South Railroad Project
Form 43-101F1 Technical Report

Dark Star Indicated Sulfide

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.010	2,150,000	0.047	100,000
0.011	2,035,000	0.049	99,000
0.012	1,940,000	0.051	98,000
0.013	1,849,000	0.053	97,000
0.014	1,739,000	0.055	96,000
0.015	1,647,000	0.057	94,000
0.016	1,576,000	0.059	93,000
0.017	1,513,000	0.061	92,000
0.018	1,431,000	0.063	91,000
0.019	1,383,000	0.065	90,000
0.020	1,331,000	0.067	89,000
0.025	1,136,000	0.074	85,000
0.030	1,023,000	0.080	81,000
0.035	921,000	0.085	78,000
0.040	853,000	0.089	76,000
0.045	790,000	0.092	73,000
0.050	740,000	0.095	71,000
0.075	484,000	0.114	55,000
0.100	275,000	0.134	37,000

M3-PN250005 27 February 2026 Revision 0	PPP

South Railroad Project
Form 43-101F1 Technical Report

Dark Star Inferred Oxide - Open Pit				Dark Star Inferred Transitional - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	709,000	0.010	7,000	0.002	1,184,000	0.009	11,000
0.003	549,000	0.013	7,000	0.003	870,000	0.012	10,000
0.004	499,000	0.014	7,000	0.004	762,000	0.013	10,000
0.005	454,000	0.015	7,000	0.005	700,000	0.014	9,000
0.006	397,000	0.016	6,000	0.006	614,000	0.015	9,000
0.007	372,000	0.017	6,000	0.007	552,000	0.016	9,000
0.008	351,000	0.017	6,000	0.008	511,000	0.016	8,000
0.009	313,000	0.018	6,000	0.009	481,000	0.017	8,000
0.010	291,000	0.019	5,000	0.010	446,000	0.017	8,000
0.015	176,000	0.023	4,000	0.015	239,000	0.022	5,000
0.020	98,000	0.028	3,000	0.010	446,000	0.017	8,000
0.025	40,000	0.036	1,000	0.025	46,000	0.033	2,000
0.030	23,000	0.043	1,000	0.030	23,000	0.037	1,000
0.035	17,000	0.046	1,000	0.035	13,000	0.040	1,000
0.040	13,000	0.049	1,000	0.040	2,000	0.052	-
0.045	6,000	0.057	-	0.045	2,000	0.052	-
0.050	4,000	0.061	-	0.050	2,000	0.052	-
0.000	-	0.000	-	0.000	-	0.000	-
0.000	-	0.000	-	0.000	-	0.000	-

M3-PN250005 27 February 2026 Revision 0	QQQ

South Railroad Project
Form 43-101F1 Technical Report

Dark Star Inferred Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.010	51,000	0.020	1,000
0.011	44,000	0.021	1,000
0.012	42,000	0.022	1,000
0.013	37,000	0.023	1,000
0.014	35,000	0.023	1,000
0.015	31,000	0.025	1,000
0.016	31,000	0.025	1,000
0.017	31,000	0.025	1,000
0.018	26,000	0.026	1,000
0.019	24,000	0.027	1,000
0.020	24,000	0.027	1,000
0.025	11,000	0.031	-
0.030	7,000	0.033	-
0.000	-	0.000	-
0.000	-	0.000	-
0.000	-	0.000	-
0.000	-	0.000	-
0.000	-	0.000	-
0.000	-	0.000	-

Dark Star Inferred Sulfide - Underground

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.075	380,000	0.108	41,000

M3-PN250005 27 February 2026 Revision 0	RRR

South Railroad Project
Form 43-101F1 Technical Report

Pinion Measured Oxide – Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	2,722,000	0.021	57,000	0.17	471,000
0.003	2,668,000	0.021	57,000	0.18	469,000
0.004	2,610,000	0.022	56,000	0.18	466,000
0.005	2,569,000	0.022	56,000	0.18	464,000
0.006	2,458,000	0.023	56,000	0.19	455,000
0.007	2,324,000	0.024	55,000	0.19	446,000
0.008	2,182,000	0.025	54,000	0.20	427,000
0.009	2,068,000	0.025	53,000	0.20	409,000
0.010	1,942,000	0.027	51,000	0.20	390,000
0.015	1,364,000	0.032	44,000	0.23	308,000
0.020	923,000	0.040	37,000	0.25	229,000
0.025	624,000	0.048	30,000	0.26	160,000
0.030	502,000	0.053	27,000	0.26	128,000
0.035	375,000	0.060	22,000	0.25	93,000
0.040	289,000	0.066	19,000	0.26	75,000
0.045	240,000	0.071	17,000	0.26	62,000
0.050	189,000	0.078	15,000	0.26	50,000

M3-PN250005 27 February 2026 Revision 0	SSS

South Railroad Project
Form 43-101F1 Technical Report

Pinion Measured Transitional - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	224,000	0.017	4,000	0.18	40,000
0.003	216,000	0.018	4,000	0.19	40,000
0.004	216,000	0.018	4,000	0.19	40,000
0.005	203,000	0.019	4,000	0.19	39,000
0.006	189,000	0.020	4,000	0.19	37,000
0.007	182,000	0.020	4,000	0.19	34,000
0.008	170,000	0.021	4,000	0.18	31,000
0.009	159,000	0.022	3,000	0.18	29,000
0.010	140,000	0.024	3,000	0.17	24,000
0.015	97,000	0.029	3,000	0.17	17,000
0.020	69,000	0.034	2,000	0.19	13,000
0.025	51,000	0.038	2,000	0.19	9,000
0.030	35,000	0.042	1,000	0.24	8,000
0.035	21,000	0.049	1,000	0.33	7,000
0.040	17,000	0.052	1,000	0.36	6,000
0.045	10,000	0.058	1,000	0.38	4,000
0.050	7,000	0.062	-	0.35	3,000

M3-PN250005 27 February 2026 Revision 0	TTT

South Railroad Project
Form 43-101F1 Technical Report

Pinion Indicated Oxide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	53,991,000	0.016	848,000	0.12	6,743,000
0.003	50,821,000	0.017	839,000	0.13	6,652,000
0.004	48,241,000	0.017	830,000	0.14	6,537,000
0.005	46,262,000	0.018	823,000	0.14	6,430,000
0.006	43,813,000	0.019	811,000	0.14	6,287,000
0.007	41,334,000	0.019	794,000	0.15	6,109,000
0.008	38,717,000	0.020	774,000	0.15	5,881,000
0.009	35,980,000	0.021	752,000	0.16	5,613,000
0.010	33,454,000	0.022	726,000	0.16	5,369,000
0.015	21,641,000	0.027	580,000	0.18	3,917,000
0.020	13,511,000	0.033	440,000	0.20	2,709,000
0.025	8,500,000	0.039	329,000	0.22	1,857,000
0.030	5,511,000	0.045	247,000	0.23	1,276,000
0.035	3,748,000	0.051	191,000	0.24	897,000
0.040	2,541,000	0.057	146,000	0.25	640,000
0.045	1,781,000	0.064	114,000	0.26	458,000
0.050	1,277,000	0.070	90,000	0.26	330,000

M3-PN250005 27 February 2026 Revision 0	UUU

South Railroad Project
Form 43-101F1 Technical Report

Pinion Indicated Transitional - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	2,359,000	0.014	33,000	0.12	272,000
0.003	2,158,000	0.015	32,000	0.12	263,000
0.004	2,021,000	0.016	32,000	0.13	254,000
0.005	1,896,000	0.017	31,000	0.13	245,000
0.006	1,751,000	0.017	30,000	0.13	235,000
0.007	1,603,000	0.018	29,000	0.14	221,000
0.008	1,458,000	0.020	28,000	0.14	208,000
0.009	1,284,000	0.021	27,000	0.14	186,000
0.010	1,142,000	0.022	26,000	0.14	164,000
0.015	722,000	0.028	21,000	0.13	97,000
0.020	522,000	0.033	17,000	0.13	68,000
0.025	351,000	0.038	13,000	0.13	46,000
0.030	249,000	0.042	10,000	0.13	32,000
0.035	173,000	0.047	8,000	0.13	22,000
0.040	107,000	0.052	6,000	0.14	15,000
0.045	78,000	0.056	4,000	0.15	12,000
0.050	45,000	0.062	3,000	0.11	5,000

M3-PN250005 27 February 2026 Revision 0	VVV

South Railroad Project
Form 43-101F1 Technical Report

Pinion Inferred Oxide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	1,553,000	0.011	17,000	0.07	105,000
0.003	1,349,000	0.012	16,000	0.08	102,000
0.004	1,248,000	0.013	16,000	0.08	98,000
0.005	1,167,000	0.013	16,000	0.08	95,000
0.006	1,071,000	0.014	15,000	0.08	89,000
0.007	994,000	0.015	15,000	0.09	85,000
0.008	924,000	0.015	14,000	0.08	78,000
0.009	839,000	0.016	13,000	0.09	72,000
0.010	743,000	0.017	12,000	0.09	66,000
0.015	398,000	0.020	8,000	0.09	37,000
0.020	154,000	0.026	4,000	0.12	19,000
0.025	57,000	0.032	2,000	0.07	4,000
0.030	40,000	0.034	1,000	0.06	2,000
0.035	11,000	0.037	-	0.07	1,000
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-

M3-PN250005 27 February 2026 Revision 0	WWW

South Railroad Project
Form 43-101F1 Technical Report

Pinion Inferred Transitional - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
0.002	110,000	0.006	1,000	0.09	9,000
0.003	86,000	0.008	1,000	0.10	9,000
0.004	80,000	0.008	1,000	0.11	9,000
0.005	75,000	0.008	1,000	0.11	8,000
0.006	60,000	0.009	1,000	0.12	7,000
0.007	43,000	0.010	-	0.14	6,000
0.008	37,000	0.010	-	0.15	5,000
0.009	28,000	0.011	-	0.16	4,000
0.010	13,000	0.012	-	0.17	2,000
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-
0.000	-	0.000	-	0.00	-

M3-PN250005 27 February 2026 Revision 0	XXX

South Railroad Project
Form 43-101F1 Technical Report

Jasperoid Wash Indicated Oxide & Transitional - Open Pit				Jasperoid Wash Inferred Oxide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	6,769,000	0.009	58,000	0.002	11,991,000	0.007	84,000
0.003	6,211,000	0.009	57,000	0.003	11,086,000	0.007	82,000
0.004	5,541,000	0.010	54,000	0.004	9,903,000	0.008	77,000
0.005	4,922,000	0.011	52,000	0.005	8,718,000	0.008	72,000
0.006	4,330,000	0.011	48,000	0.006	7,404,000	0.009	65,000
0.007	3,596,000	0.012	44,000	0.007	5,162,000	0.010	51,000
0.008	2,911,000	0.013	38,000	0.008	2,984,000	0.012	35,000
0.009	2,279,000	0.015	33,000	0.009	1,805,000	0.014	25,000
0.010	1,799,000	0.016	29,000	0.010	1,287,000	0.015	20,000
0.015	764,000	0.021	16,000	0.015	531,000	0.021	11,000
0.020	400,000	0.025	10,000	0.020	213,000	0.025	5,000
0.025	155,000	0.029	4,000	0.025	76,000	0.032	2,000
0.030	35,000	0.036	1,000	0.030	45,000	0.035	2,000
0.035	18,000	0.041	1,000	0.035	21,000	0.039	1,000
0.040	10,000	0.045	-	0.040	7,000	0.042	-
0.045	3,000	0.048	-	0.000	-	0.000	-
0.000	-	0.000	-	0.000	-	0.000	-

M3-PN250005 27 February 2026 Revision 0	YYY

South Railroad Project
Form 43-101F1 Technical Report

North Bullion Indicated Oxide & Transitional - Open Pit				North Bullion Indicated Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	251,000	0.006	2,000	0.010	8,598,000	0.048	410,000
0.003	164,000	0.008	1,000	0.011	8,009,000	0.051	404,000
0.004	135,000	0.009	1,000	0.012	7,503,000	0.053	398,000
0.005	108,000	0.010	1,000	0.013	7,007,000	0.056	392,000
0.006	82,000	0.011	1,000	0.014	6,557,000	0.059	386,000
0.007	58,000	0.014	1,000	0.015	6,150,000	0.062	381,000
0.008	44,000	0.015	1,000	0.016	5,791,000	0.065	375,000
0.009	32,000	0.018	1,000	0.017	5,493,000	0.067	370,000
0.010	22,000	0.022	-	0.018	5,234,000	0.070	365,000
0.015	10,000	0.035	-	0.019	5,005,000	0.072	361,000
0.020	5,000	0.054	-	0.020	4,794,000	0.075	357,000
0.025	4,000	0.062	-	0.025	4,214,000	0.082	344,000
0.030	4,000	0.065	-	0.030	3,890,000	0.086	336,000
0.035	3,000	0.066	-	0.035	3,664,000	0.090	328,000
0.040	3,000	0.069	-	0.040	3,459,000	0.093	321,000
0.045	3,000	0.072	-	0.045	3,247,000	0.096	312,000
0.050	3,000	0.073	-	0.050	3,008,000	0.100	300,000
0.000	-	-	-	0.100	914,000	0.166	152,000

M3-PN250005 27 February 2026 Revision 0	ZZZ

South Railroad Project
Form 43-101F1 Technical Report

North Bullion Inferred Oxide & Transitional - Open Pit				North Bullion Inferred Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	328,000	0.008	3,000	0.010	6,642,000	0.043	285,000
0.003	240,000	0.011	3,000	0.011	6,042,000	0.046	279,000
0.004	218,000	0.011	2,000	0.012	5,518,000	0.049	273,000
0.005	204,000	0.012	2,000	0.013	5,096,000	0.053	268,000
0.006	184,000	0.013	2,000	0.014	4,732,000	0.056	263,000
0.007	158,000	0.014	2,000	0.015	4,414,000	0.059	258,000
0.008	133,000	0.015	2,000	0.016	4,155,000	0.061	254,000
0.009	121,000	0.015	2,000	0.017	3,959,000	0.063	251,000
0.010	107,000	0.016	2,000	0.018	3,804,000	0.065	248,000
0.015	34,000	0.024	1,000	0.019	3,663,000	0.067	245,000
0.020	10,000	0.041	-	0.020	3,552,000	0.069	243,000
0.025	5,000	0.058	-	0.025	3,249,000	0.073	237,000
0.030	5,000	0.060	-	0.030	3,081,000	0.075	232,000
0.035	5,000	0.062	-	0.035	2,923,000	0.078	227,000
0.040	4,000	0.064	-	0.040	2,771,000	0.080	221,000
0.045	3,000	0.068	-	0.045	2,609,000	0.082	214,000
0.050	3,000	0.071	-	0.050	2,373,000	0.086	203,000
0.000	-	-	-	0.100	420,000	0.158	66,000

M3-PN250005 27 February 2026 Revision 0	AAAA

South Railroad Project
Form 43-101F1 Technical Report

North Bullion Inferred Sulfide - Underground

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au
0.025	695,000	0.069	48,000
0.050	612,000	0.073	44,000
0.055	538,000	0.075	41,000
0.060	459,000	0.078	36,000
0.065	378,000	0.082	31,000
0.070	302,000	0.085	26,000
0.075	215,000	0.091	19,000
0.080	164,000	0.095	16,000
0.085	128,000	0.098	13,000
0.090	93,000	0.103	10,000
0.095	52,000	0.110	6,000
0.100	31,000	0.120	4,000
0.105	23,000	0.126	3,000
0.110	18,000	0.130	2,000
0.115	15,000	0.134	2,000
0.120	11,000	0.141	1,000
0.150	3,000	0.169	-
0.200	-	-	-
0.000	-	-	-

M3-PN250005 27 February 2026 Revision 0	BBBB

South Railroad Project
Form 43-101F1 Technical Report

Sweet Hollow Indicated Oxide & Transitional - Open Pit				Sweet Hollow 2025 Indicated Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	1,895,000	0.011	21,000	0.010	63,000	0.030	2,000
0.003	1,665,000	0.012	20,000	0.011	60,000	0.030	2,000
0.004	1,412,000	0.014	19,000	0.012	55,000	0.032	2,000
0.005	1,214,000	0.015	19,000	0.013	51,000	0.034	2,000
0.006	1,099,000	0.016	18,000	0.014	49,000	0.035	2,000
0.007	1,019,000	0.017	18,000	0.015	46,000	0.036	2,000
0.008	940,000	0.018	17,000	0.016	44,000	0.037	2,000
0.009	850,000	0.019	16,000	0.017	42,000	0.038	2,000
0.010	738,000	0.021	15,000	0.018	40,000	0.039	2,000
0.015	356,000	0.029	10,000	0.019	38,000	0.040	2,000
0.020	189,000	0.040	8,000	0.020	36,000	0.041	1,000
0.025	122,000	0.050	6,000	0.025	29,000	0.046	1,000
0.030	93,000	0.057	5,000	0.030	23,000	0.050	1,000
0.035	74,000	0.064	5,000	0.035	17,000	0.057	1,000
0.040	62,000	0.069	4,000	0.040	14,000	0.061	1,000
0.045	51,000	0.074	4,000	0.045	12,000	0.065	1,000
0.050	44,000	0.079	3,000	0.050	9,000	0.070	1,000
0.100	8,000	0.118	1,000	0.100	-	0.111	-

M3-PN250005 27 February 2026 Revision 0	CCCC

South Railroad Project
Form 43-101F1 Technical Report

Sweet Hollow Inferred Oxide & Transitional - Open Pit				Sweet Hollow 2025 Inferred Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	2,267,000	0.010	23,000	0.010	30,000	0.024	1,000
0.003	2,051,000	0.011	23,000	0.011	29,000	0.025	1,000
0.004	1,742,000	0.013	22,000	0.012	26,000	0.026	1,000
0.005	1,508,000	0.014	21,000	0.013	22,000	0.028	1,000
0.006	1,365,000	0.015	20,000	0.014	21,000	0.029	1,000
0.007	1,265,000	0.015	19,000	0.015	20,000	0.030	1,000
0.008	1,157,000	0.016	19,000	0.016	19,000	0.031	1,000
0.009	1,042,000	0.017	18,000	0.017	18,000	0.032	1,000
0.010	930,000	0.018	16,000	0.018	17,000	0.033	1,000
0.015	400,000	0.025	10,000	0.019	15,000	0.034	1,000
0.020	172,000	0.035	6,000	0.020	14,000	0.035	1,000
0.025	95,000	0.046	4,000	0.025	10,000	0.040	-
0.030	66,000	0.055	4,000	0.030	7,000	0.047	-
0.035	53,000	0.060	3,000	0.035	5,000	0.052	-
0.040	42,000	0.066	3,000	0.040	4,000	0.054	-
0.045	35,000	0.071	3,000	0.045	4,000	0.056	-
0.050	31,000	0.074	2,000	0.050	3,000	0.060	-
0.100	3,000	0.107	-	0.000	-	0.000	-

M3-PN250005 27 February 2026 Revision 0	DDDD

South Railroad Project
Form 43-101F1 Technical Report

POD Indicated Oxide & Transitional - Open Pit				POD Indicated Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	771,000	0.040	31,000	0.010	460,000	0.080	37,000
0.003	730,000	0.042	31,000	0.011	454,000	0.081	37,000
0.004	694,000	0.044	31,000	0.012	446,000	0.082	37,000
0.005	661,000	0.046	31,000	0.013	437,000	0.083	36,000
0.006	636,000	0.048	30,000	0.014	429,000	0.085	36,000
0.007	613,000	0.049	30,000	0.015	420,000	0.086	36,000
0.008	596,000	0.051	30,000	0.016	413,000	0.087	36,000
0.009	577,000	0.052	30,000	0.017	402,000	0.089	36,000
0.010	552,000	0.054	30,000	0.018	400,000	0.090	36,000
0.015	427,000	0.066	28,000	0.019	394,000	0.091	36,000
0.020	351,000	0.077	27,000	0.020	389,000	0.092	36,000
0.025	315,000	0.083	26,000	0.025	371,000	0.095	35,000
0.030	296,000	0.086	26,000	0.030	358,000	0.097	35,000
0.035	278,000	0.090	25,000	0.035	340,000	0.101	34,000
0.040	255,000	0.095	24,000	0.040	309,000	0.107	33,000
0.045	224,000	0.102	23,000	0.045	278,000	0.115	32,000
0.050	200,000	0.109	22,000	0.050	254,000	0.121	31,000
0.100	125,000	0.172	21,000	0.100	125,000	0.172	21,000

M3-PN250005 27 February 2026 Revision 0	EEEE

South Railroad Project
Form 43-101F1 Technical Report

POD 2025 Inferred Oxide & Transitional - Open Pit				POD 2025 Inferred Sulfide - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	585,000	0.037	22,000	0.010	229,000	0.067	15,000
0.003	523,000	0.041	22,000	0.011	222,000	0.068	15,000
0.004	490,000	0.044	21,000	0.012	214,000	0.070	15,000
0.005	463,000	0.046	21,000	0.013	202,000	0.074	15,000
0.006	443,000	0.048	21,000	0.014	192,000	0.077	15,000
0.007	426,000	0.050	21,000	0.015	182,000	0.080	15,000
0.008	409,000	0.051	21,000	0.016	175,000	0.083	14,000
0.009	393,000	0.053	21,000	0.017	167,000	0.086	14,000
0.010	373,000	0.055	21,000	0.018	162,000	0.088	14,000
0.015	270,000	0.072	19,000	0.019	157,000	0.090	14,000
0.020	209,000	0.088	18,000	0.020	153,000	0.092	14,000
0.025	187,000	0.096	18,000	0.025	144,000	0.096	14,000
0.030	177,000	0.100	18,000	0.030	140,000	0.099	14,000
0.035	168,000	0.103	17,000	0.035	134,000	0.101	14,000
0.040	157,000	0.108	17,000	0.040	127,000	0.105	13,000
0.045	147,000	0.112	16,000	0.045	119,000	0.109	13,000
0.050	138,000	0.116	16,000	0.050	112,000	0.113	13,000
0.100	65,000	0.167	11,000	0.100	53,000	0.157	8,000

M3-PN250005 27 February 2026 Revision 0	FFFF

South Railroad Project
Form 43-101F1 Technical Report

South Lodes Indicated Oxide & Transitional - Open Pit				South Lodes Inferred Oxide & Transitional - Open Pit

Cutoff oz Au/ton	Tons	oz Au/ton	oz Au	Cutoff oz Au/ton	Tons	oz Au/ton	oz Au

0.002	421,000	0.011	5,000	0.002	736,000	0.012	8,000
0.003	374,000	0.012	5,000	0.003	645,000	0.013	8,000
0.004	338,000	0.013	4,000	0.004	553,000	0.014	8,000
0.005	287,000	0.015	4,000	0.005	465,000	0.016	8,000
0.006	255,000	0.016	4,000	0.006	410,000	0.018	7,000
0.007	235,000	0.017	4,000	0.007	388,000	0.018	7,000
0.008	219,000	0.017	4,000	0.008	374,000	0.019	7,000
0.009	204,000	0.018	4,000	0.009	360,000	0.019	7,000
0.010	188,000	0.019	4,000	0.010	344,000	0.020	7,000
0.015	100,000	0.024	2,000	0.015	216,000	0.024	5,000
0.020	53,000	0.030	2,000	0.020	92,000	0.032	3,000
0.025	31,000	0.036	1,000	0.025	63,000	0.037	2,000
0.030	19,000	0.042	1,000	0.030	46,000	0.041	2,000
0.035	13,000	0.046	1,000	0.035	31,000	0.045	1,000
0.040	9,000	0.050	-	0.040	20,000	0.050	1,000
0.045	5,000	0.056	-	0.045	14,000	0.053	1,000
0.050	3,000	0.062	-	0.050	7,000	0.059	-
0.000	-	0.000	-	0.000	-	0.000	-

M3-PN250005 27 February 2026 Revision 0	GGGG